Form 20-F
period 2000-12-31
STEWART W P & CO LTD
filed 2001-03-30
CIK 750443

SECURITIES AND EXCHANGE COMMISSION

                                    FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE
       SECURITIES EXCHANGE ACT OF 1934

                                      OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 -- FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 -- For the transition period from
      _____________ to _____________

                        Commission file number: 011-16245

                            W.P. STEWART & CO., LTD.

             (Exact name of Registrant as specified in its charter)

                                     BERMUDA

                 (Jurisdiction of incorporation or organization)

                                  Trinity Hall
                                 43 Cedar Avenue
                                P.O. Box HM 2905
                                 Hamilton, HM LX
                                     Bermuda

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                   Name of each exchange
        Title of Each Class                         on which registered
-----------------------------------------       -------------------------------
Common Shares, par value $0.001 per share          New York Stock Exchange

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                                      None

Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the Annual
Report:

As of December 31, 2000, 47,912,112 common shares, par value $0.001 per share, were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filled by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

                                Table of Contents

                                                                           Page
                                                                           ----

Part I........................................................................2

   Item 1.    Identity of Directors, Senior Management and Advisors...........2

   Item 2.    Offer Statistics and Expected Timetable.........................2

   Item 3.    Key Information.................................................2

   Item 4.    Information on the Company......................................9

   Item 5.    Operating and Financial Review and Prospects...................28

   Item 6.    Directors, Senior Management and Employees.....................32

   Item 7.    Major Shareholders and Related Party Transactions..............38

   Item 8.    Financial Information..........................................40

   Item 9.    The Offer and Listing..........................................41

   Item 10.   Additional Information.........................................42

   Item 11.   Qualitative and Quantitative Disclosures About Risk............51

   Item 12.   Description of Securities Other Than Equity Securities.........51

Part II......................................................................52

   Item 13.   Default, Dividend Arrearages and Delinquencies.................52

   Item 14.   Material Modifications to the Rights of Security Holders and
              Use of Proceeds................................................52

   Item 15.   [Reserved].....................................................52

   Item 16.   [Reserved].....................................................52

Part III.....................................................................52

   Item 17.   Financial Statements...........................................52

   Item 18.   Financial Statements...........................................52

   Item 19.   Exhibits.......................................................52

         Forward-Looking Statements

         Certain statements in this Annual Report are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by and information currently available to our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in this Annual Report as well as the following:

     o    general economic and business conditions;

     o    industry capacity and trends;

     o    competition;

     o    the loss of major clients;

     o    changes in demand for our services;

     o    changes in business strategy or development plans;

     o changes in the laws and/or regulatory circumstances in the United States, Bermuda, the United Kingdom, Ireland or other jurisdictions;

     o    quality of management;

     o actions taken or omitted to be taken by third parties including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

     o    availability, terms and deployment of capital.

         Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-looking statements made in this Annual Report in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.

                                     Part I.

Item 1.   Identity of Directors, Senior Management and Advisors

         Not Applicable.

Item 2.   Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.   Key Information

         A. Selected Financial and Unaudited Other Data

         The following table sets forth selected financial and unaudited other data for the Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, for the periods and as of the dates indicated. The data set forth below are presented on a consolidated or a combined/consolidated basis.

         The income statement and balance sheet data set forth below as of and for the years ended December 31, 2000, 1999, 1998, 1997 and 1996 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the combined/consolidated audited financial statements and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America.

                                                                       As of, and for the Year ended, December 31, (1)
                                                                       -----------------------------------------------
                                                                   2000         1999         1998         1997        1996
                                                                 --------     --------     --------     --------     -------
                                                                               (in thousands, except per share data)
Income Statement Data:
Revenues:
  Fees .....................................................     $149,351     $153,307     $121,043     $ 88,580     $61,622
  Commissions ..............................................       48,273       35,511       27,574       20,379      15,941
  Interest and Other .......................................        5,680        4,501        3,662        1,719       1,423
                                                                 --------     --------     --------     --------     -------
                                                                  203,304      193,319      152,279      110,678      78,986
                                                                 --------     --------     --------     --------     -------
Expenses:
  Employee Compensation and Benefits .......................       38,546       37,385       29,718(2)    34,446      25,746
  Marketing Fees ...........................................       10,581       13,916       11,480        6,572       3,848
  Commissions, Clearance and Trading .......................        9,412        7,973        7,743        5,816       5,340
  Research and Administration ..............................       14,523       13,775       11,195        9,468       6,726
  Depreciation and Amortization ............................        7,538        3,918          493          553         160
  Other Operating ..........................................       12,529       13,187       10,430        4,300       2,190
                                                                 --------     --------     --------     --------     -------
                                                                   93,129       90,154       71,059       61,155      44,010
                                                                 --------     --------     --------     --------     -------
  Income Before Taxes ......................................      110,175      103,165       81,220       49,523      34,976
  Provision for Taxes(3) ...................................       11,029        8,410        8,654        3,854       3,210
                                                                 --------     --------     --------     --------     -------
  Net Income ...............................................     $ 99,146     $ 94,755     $ 72,566     $ 45,669     $31,766
                                                                 ========     ========     ========     ========     =======
  Earnings Per Share(4):
    Basic Earnings Per Share ...............................     $   2.37     $   2.37     $   1.89     $   1.26     $  1.11
                                                                 ========     ========     ========     ========     =======
    Diluted Earnings Per Share .............................     $   2.18     $   2.21     $   1.80     $   1.23     $  1.06
                                                                 ========     ========     ========     ========     =======
  Weighted Average Shares Used in Computation:
    Basic ..................................................       41,873       40,036       38,374       36,349      28,683
    Diluted ................................................       45,524       42,864       40,416       37,215      30,045
  Balance Sheet Data:
    Total Assets ...........................................     $115,537     $ 72,721     $ 43,258     $ 18,507     $10,958
    Total Liabilities ......................................     $ 32,705     $ 33,820     $ 26,179     $  2,890     $ 4,033
    Shareholders' Equity ...................................     $ 82,832     $ 38,901     $ 17,079     $ 15,617     $ 6,925

Other Data (unaudited)......................................                   (in millions, except per share data)
Long-Term Debt..............................................     $   18.1     $   18.6     $   16.9           --          --
Cash Dividends Per Share....................................     $   1.73     $   1.94     $   1.72     $   1.08     $  1.09
Assets Under Management.....................................     $ 10,324     $ 12,255     $ 11,157     $  8,562     $ 6,396

----------
(1) Beginning in 1996, the results of operations of Capital Managers Limited are included in our results of operations. Capital Managers Limited, a Bermuda company, was merged into W.P. Stewart & Co., Ltd. on October 30, 1998. Capital Managers Limited, which was incorporated in August 1996, was the owner of 100% of the outstanding shares of W.P. Stewart Securities Limited, a Bermuda-based broker-dealer, beginning on July 1, 1997. Capital Managers Limited acquired effective control of W.P. Stewart Asset Management Ltd., a Bermuda-based investment advisory subsidiary, on December 30, 1996. Accordingly, W.P. Stewart Asset Management Ltd. has been consolidated with Capital Managers Limited for financial statement purposes. See Item 4 under the caption "Information on the Company."

(2) In 1998, the percentage of operating profit allocated to compensation was reduced as part of a generational transition by which the founding partners reduced their participation and increased participation was given to the next generation of managers. This transition involved retirements, reassignments, reallocation of compensation and an increase in equity participation in our company. See Item 5 under the caption "Operating and Financial Review and Prospects."

(3) Prior to June 30, 1998, our U.S. predecessor company operated as an S Corporation under the provisions of the Internal Revenue Code and, accordingly, was not subject to U.S. federal income tax; however, it was subject to certain state and local income taxes. For information regarding our U.S. predecessor company, see Item 4 under the caption "Information on the Company."

(4) Common shares purchased by our employees are subject to vesting. For treatment of non-vested common shares, see Note 4 of the notes to the combined/consolidated financial statements contained herein.


         B. Capitalization and Indebtedness

         Not Applicable

         C. Reasons for the Offer and Use of Proceeds

         Not Applicable

         D. Risk Factors

         Volatility in the securities markets could result in a decrease in the market value of our assets under management which, in turn, would result in a decrease in our earnings.

         The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events, which we cannot control. These events could result in a decrease in the overall value or amount of assets that we manage and on which we earn our fees.

         We earn almost all of our revenues from asset management contracts with clients. Under these contracts, clients pay us an asset management fee equal to a percentage of the market value of the assets we manage. As a result, if securities prices fluctuate, the market value of the assets may fluctuate, and our revenues and profitability may fluctuate as well. All other factors being equal, if securities prices fall, the value of our client's portfolios, and our revenues, would fall as well.

         If securities prices fall, securities may become less attractive investments as compared to other investments. Clients have the right to remove their assets from our management at any time, and may be more likely to do so when securities prices decrease. In that case, the amount of assets we manage may also decrease, and our revenues and net income may fall as well. If our revenues were to decrease substantially, there could be an impairment of the value of our acquired intangible assets, which would in turn have an adverse effect on our reportable earnings.

         The ability of all of our clients to terminate their asset management contracts with us at will makes our future client and revenue base unpredictable.

         Our clients have the right to terminate their asset management contracts with us at any time without paying any penalty. Therefore, we cannot be certain that we will continue to receive the fees that the client agreed to pay in its asset management contract with us, particularly if the client decides that a competitor's services or fees are more attractive. In addition, if clients terminate agreements covering a significant portion of the assets we manage, this would result in a significant loss in our revenues which would adversely affect our financial condition.

         The market for qualified personnel is highly competitive. If we are unable to continue to attract and retain qualified personnel we will be unable to adequately serve our client base.

         Our asset management approach depends on the expertise of our personnel and their ability to work together as an effective team. Our business depends on our ability to attract and retain highly skilled asset management, investment advisory, research and administrative professionals. Competition for employees with the necessary qualifications is intense, especially for asset management and research professionals. If we are unable to attract and retain these professionals, we will be unable to continue to provide a consistent level of service to our clients. A failure to adequately serve our clients could result in clients withdrawing their assets from our management and could also affect our ability to attract new clients.

         Our core investment management team currently consists of managers who have been with us for an average of more than eight years. If a substantial number of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.

         Two of our former portfolio managers left the Stewart Group as of November 30, 2000 on amicable terms to pursue other interests. Although similar departures, as well as these two managers' departures to date, have not resulted in a material loss of assets under management, we cannot be certain that the departure of these two former portfolio managers will not have a negative impact on our assets under management.

         Our U.S. tax status could be challenged. If U.S. federal, state or local taxing authorities successfully challenge our assessment of how much of our net income was derived from activities in the United States, we could be forced to pay significant additional taxes.

         The Internal Revenue Service, or IRS as it is commonly known, and/or other U.S. taxing authorities may assert that the Stewart Group has significantly understated its taxable income and impose tax on the understatement. The U.S. income tax we have paid and expect to pay is as follows:

         o W.P. Stewart & Co., Inc. pays U.S. income tax on its taxable income, consisting of fees received from W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. for sub-advisory and research services less applicable expenses;

         o W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable solicitation fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

         o W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid in 1998 and 1999 U.S. income tax on approximately 5%, and expect to pay in 2000 U.S. income tax on approximately 10%, of their earnings (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

         We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 1998, 1999 and 2000. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 10.7% for 1998 and 8.2% for 1999. We believe that the overall tax rate will not exceed 10% for 2000 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States.

         The IRS, New York State and/or New York City may disagree with our positions and assert that (i) the fees paid to W.P. Stewart & Co., Inc. (50 basis points annually calculated on the assets in accounts for which W.P. Stewart & Co., Inc. provides sub-advisory services and $1.2 million annually for research relating to other accounts) or W.P. Stewart Asset Management (NA), Inc. and its subsidiaries understated their taxable incomes and/or (ii) the net income of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. from business that they carry on directly in the United States represents more than the amount reported by those two companies. Any additional net income attributed to W.P. Stewart & Co., Inc., W.P. Stewart Asset Management (NA), Inc. and its subsidiaries or the directly-conducted U.S. business of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. would be subject to U.S. taxes, at rates that are currently up to 62.62%.

         Competition in our industry is intense. This competition makes client retention difficult and our revenue base uncertain.

         The asset management business is highly competitive. Our ability to compete is based on a number of factors, including:

         o    investment performance;

         o    business reputation;

         o    continuity of client relationships and of assets under management;
              and

         o    the level of fees charged for services.

         We currently compete with a large number of other asset management firms, as well as broker-dealers, commercial banks, investment banks, insurance companies and other financial institutions. Because the cost of entering the asset management business is relatively low, entities may easily be formed which also may compete with us. If we are not able to compete successfully against existing and future competitors, current clients may withdraw their assets from our management, and we may be unable to attract a sufficient number of new clients to maintain or improve our revenue base and net income.

         We are subject to the control of many regulatory bodies. These regulators have the power to restrict or limit our business activities, to cause us to change the manner in which we conduct our businesses and to levy substantial penalties or fines on us.

         The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 1998 of Bermuda, but by virtue of their regulation in other jurisdictions and/or the nature of their clients, they are exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is regulated by the Investment Management Regulatory Organisation Limited, or IMRO as it is commonly known, and W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Central Bank of Ireland.

         These regulatory regimes are designed to protect clients and other third parties who deal with us and our subsidiaries and to ensure the integrity of the financial markets. They are not designed to protect our shareholders.

         These regulations often limit our activities through requirements relating to customer protection, market conduct and net capital. We also face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties to us. Among other things, if we were found to have violated a significant regulatory requirement, we could be fined or enjoined from engaging in certain business activities, and the registration of certain members of the Stewart Group as investment advisers, broker-dealers or fund managers could be terminated. If new regulations are adopted, these consequences could be more significant.

         As a shareholder of a Bermuda company you may, in some instances, have fewer rights and protections than you would have as a shareholder of a U.S. company.

         W.P. Stewart & Co., Ltd. is incorporated in Bermuda and its corporate affairs are governed by its memorandum of association, its bye-laws and Bermuda law. Under Bermuda law, shareholders have fewer rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction, and these rights are less well-defined. It is also more difficult in some respects for investors to protect their interests in connection with actions by the management, board of directors or controlling shareholders of a company. For a description of some of the rights that you will have as a shareholder of W.P. Stewart & Co., Ltd., see Item 10 B under the caption "Additional Information - Memorandum and Articles of Association."

         The United States and Bermuda do not have a treaty requiring Bermuda courts to recognize and enforce U.S. court judgments in civil or criminal matters. It is not clear that a Bermuda court would enforce a United States court judgment based solely on the U.S. federal securities laws.

         We are and will continue to be controlled by affiliated shareholders.

         Individuals who are our current or former employees or directors and affiliates of us and such individuals own approximately 72% of the common shares. All shareholders of WPS II, Inc., our largest shareholder, owning 41% of the common shares as of March 20, 2001, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Furthermore, these shareholders will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws.

         Our bye-laws restrict shareholders' voting rights. You may not be able to vote all of the common shares that you own.

         Our bye-laws limit the voting power of natural persons to 5% of all votes attributable to our outstanding shares (including the common shares) and the voting power of other entities, "groups" (as defined in the Securities Exchange Act of 1934) and persons other than natural persons to 9.5% of the votes attributable to our outstanding shares. These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

         o    WPS II, Inc.;

         o Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering in December 2000; and

         o Certain persons, entities or groups that are designated by our board of directors.

         The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold. However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. This voting limitation was put in place to reduce the likelihood that we will become a controlled foreign corporation for U.S. tax purposes. See Item 10 E under the caption "Additional Information -- Taxation" for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.

         Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares (including the common shares). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:

         o    WPS II, Inc. or its affiliates;

         o    Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

         o New or existing employee benefit plans of W.P. Stewart & Co., Ltd., as may be designated by our board of directors; and

         o Other persons, entities or groups that are designated by our board of directors.

         This voting limitation was put in place to reduce the likelihood of inadvertent terminations of our advisory agreements as a result of "assignments" of such contracts.

         These voting limitations and reallocation provisions in our bye-laws make it difficult or impossible for any person, entity or group to acquire control of us unless our board of directors, WPS II,

Inc. and the other affiliated shareholders discussed above agree. These provisions also may make it difficult to remove incumbent directors of the Stewart Group and may limit the price that investors will be willing to pay in the future for common shares.

         A change of control of the Stewart Group would automatically terminate our clients' investment advisory agreements with us unless the clients elect not to terminate and could prevent us for a two-year period from increasing the investment advisory fees we are able to charge our clients.

         Under the Investment Advisers Act of 1940, as amended, or the Advisers Act as it is commonly known, a client's investment management agreement will terminate unless the client elects otherwise if the agreement is "assigned" by the investment adviser without the client's consent. An advisory agreement is considered to be assigned to another party when a "controlling block" of the adviser's voting securities is transferred. In our case, an assignment of the Stewart Group's asset management contracts may occur if, among other things, we sell or issue a certain number of additional common shares. We cannot be certain that our clients will consent to the assignment of investment advisory agreements or approve new agreements with the Stewart Group if a change of control occurs.

         While the limitation in our bye-laws prohibiting any person or group from voting more than 20% of the total number of shares of W.P. Stewart & Co., Ltd. was put in place to reduce the likelihood of inadvertent terminations of our advisory agreements as a result of "assignments" of such contracts, there can be no guarantee that this voting limitation will prevent such a termination from occurring.

         Under the Investment Company Act of 1940, as amended, or the Investment Company Act as it is commonly known, a party that acquires control of an investment company may not impose an "unfair burden" on that company for a two-year period after a change of control. The term "unfair burden" has been interpreted to include certain increases in investment advisory fees. This restriction, along with the difficulty of obtaining a controlling voting interest in the Stewart Group described above, may discourage potential purchasers from acquiring a controlling interest in W.P. Stewart & Co., Ltd.

         Future sales of currently restricted common shares could cause the market price for the common shares to decline. If too many shareholders who are currently restricted from selling their common shares decide to sell these shares once the restrictions are lifted, the market price of your common shares could be adversely affected.

         As of December 31, 2000, there were 47,912,112 common shares issued and outstanding. Of these shares, 19,396,317 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

         Approximately 36,751,500 of the outstanding common shares are owned by individuals and entities who in connection with our initial public offering signed agreements that generally provide that the shares cannot be sold until May 31, 2002 without the consent of Goldman, Sachs & Co. and Lazard Freres & Co. LLC, who may release all or any portion of the common shares subject to these lock-up agreements at any time in their sole discretion. Of such shares, approximately 6,150,010 would otherwise have been available for sale under the Securities Act. After the lock-up period expires, the holders of these common shares will be able to sell their shares, subject to the requirements of the Securities Act. WPS II, Inc. additionally has agreed to retain at least 7,000,000 common shares until the later of December 13, 2003 or the expiration of its indemnity obligation relating to tax liabilities resulting from the merger with our U.S. predecessor. See Item 7 under the caption "Major Shareholders and Related Party Transactions."

         Sales of substantial numbers of common shares, or the possibility of such sales, pursuant to Rule 144 under the Securities Act or otherwise, may adversely affect the market price of the common shares and make it more difficult for us to raise capital by issuing equity securities.

         The market price of the common shares will fluctuate.

         The market price for the common shares may be volatile and may fluctuate based upon a number of factors including, but not limited to:

         o    our operating results;

         o changes in financial estimates by securities analysts for the Stewart Group and/or its competitors;

         o    conditions or trends in the asset management industry;

         o adoption of new accounting standards affecting the investment advisory business;

         o    news announcements; or

         o    changes in general economic and market conditions.

         In addition, the stock market in recent years and months has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may materially affect the market price of our common shares.

Item 4.  Information on the Company

         A.   History and Development of the Company

         The Stewart Group

         The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda and with additional operations or affiliates in the United States, Europe and Asia, we managed approximately $10.3 billion in assets as of December 31, 2000. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 22.2% of our assets under management from non-U.S. clients as of December 31, 2000.

         Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses -- large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 23.2% and 21.9%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2000, as compared with a return of 16% for the S&P 500 over the same period. Our compound annualized returns for the five and 10 years ended December 31, 2000, before fees, were 21.4% and 19.4%, respectively, as compared to 18.3% and 17.5%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2000, after fees, were 20.0% and 18.1%, respectively. Our return for the year ended December 31, 2000, before fees, was -1.3% as compared to a return of -9.1% for the S&P 500 during the same period. Our return for the year ended December 31, 2000, after fees, was -2.5%. See Item 4B under the caption "Information on the Company -- Business Overview."

         Our culture emphasizes teamwork, reinforced by profit sharing and equity ownership by our employees. All of our employees are given the opportunity to become shareholders during their first year of employment with us. As of December 31, 2000, individuals who are our current or former employees or directors and affiliates of us and such individuals owned approximately 72% of our outstanding common shares.

         We believe that our focused investment approach consistently applied, together with our compensation policy and stock ownership practice, aligns the interests of all of our employees with the interests of our clients and shareholders. This has contributed to close and enduring relationships with our clients and our record of significant growth in assets under management.

         The Stewart Group began its business in 1975. Expansion of our client base throughout the world and enhancement of our global research capability have been principal elements of our business strategy. We believe that our global position, described below, formalizes a number of informal operating relationships and will continue to increase our ability to execute this business strategy and expand our marketing relationships.

         The Global Consolidation

         W.P. Stewart & Co., Ltd. was incorporated on June 29, 1998 under the laws of Bermuda. On June 30, 1998, the shareholders of our U.S. predecessor company exchanged all of their interests in that company for shares of WPS II, Inc., a newly formed holding company. Effective as of July 1, 1998, our U.S. predecessor company merged into W.P. Stewart & Co., Ltd. with W.P. Stewart & Co., Ltd. continuing as the surviving company. Upon completion of this merger, WPS II, Inc. received 29,321,436 common shares representing all of the outstanding common shares of W.P. Stewart & Co., Ltd. at the effective time of the merger.

         As the first step in the establishment of the Stewart Group's global business, Capital Managers Limited, a Bermuda company under common control with our U.S. predecessor company, was organized in 1996. As of October 30, 1998, W.P. Stewart & Co., Ltd. merged with Capital Managers Limited with W.P. Stewart & Co., Ltd. continuing as the surviving company. As a result of the Capital Managers Limited merger, W.P. Stewart & Co., Ltd. became the owner of Capital Managers Limited's subsidiaries, W.P. Stewart Securities Limited, W.P. Stewart Asset Management Ltd. and W.P. Stewart Fund Management Limited. As consideration in the merger, we issued 13,904,305 common shares to the Capital Managers Limited shareholders. Each of the Capital Managers Limited shareholders was and continues to be either an employee, a retired employee or director of the Stewart Group or a trustee for the members of an employee's, or retired employee's, family or a member of an employee's family. Each shareholder of WPS II, Inc. is also a former shareholder of Capital Managers Limited.

         Global Expansion

         In 1999, we completed three acquisitions and established our London subsidiary. By these actions, we increased our access to a broader European clientele, enhanced our global research capability and improved our asset gathering in Europe and North America.

         In 1999, we acquired 50% of the capital stock of TPRS Services N.V. from TPR & Partners NV and TPR Curacao N.V. TPRS Services N.V. is a Curacao company that is engaged in the business of gathering assets for us. In addition, TPRS Services N.V. currently provides client services for approximately $1.014 billion of our assets under management. As consideration for the TPRS Services

N.V. acquisition, we issued 1,152,000 common shares. On December 29, 2000, we consummated the acquisition of the remaining 50% of TPRS Services N.V. in exchange for 814,000 common shares. We have agreed in principle to acquire 100% of TPR & Partners NV, an asset gathering firm based in The Netherlands, in exchange for 330,000 of our common shares. The closing of this transaction and the issuance of the common shares are expected to occur during the second quarter of 2001. TPR & Partners NV would become an indirect subsidiary of W.P. Stewart Asset Management (Europe), Ltd., a subsidiary of W.P. Stewart & Co., Ltd. which was recently formed to conduct our European asset gathering and client servicing activities. The principals of TPR & Partners NV and certain other key employees of W.P. Stewart Asset Management (Europe) Ltd. would own non-voting shares entitling them to up to approximately 25% of any dividends declared and paid by W.P. Stewart Asset Management (Europe) Ltd. We would acquire this minority interest, less any portion previously repurchased from employees whose service terminates prematurely and not reissued to other employees, on December 31, 2004 at a price determined on the basis of the performance of W.P. Stewart Asset Management (Europe) Ltd. for the year 2004.

         In 1999, we acquired from Stewart Notz Stucki Limited, an affiliate of the Notz Stucki group of companies, all of the outstanding capital stock of NS Money Management Ltd. NS Money Management Ltd. is an international investment adviser based in Bermuda that has more than $300 million in assets under management. W.P. Stewart & Co., Ltd. serves as sub-adviser for all of NS Money Management Ltd.'s client accounts. We issued 898,831 common shares as consideration for the acquisition. We believe that the acquisition of NS Money Management Ltd. has enabled us to benefit from several long-term Notz Stucki advisory client relationships and has strengthened our 15 year relationship with the Notz Stucki group of companies. Headquartered in Geneva, Switzerland, the Notz Stucki group is an independent financial institution that specializes in the management of investments of private individuals on a discretionary basis. The Notz Stucki group of companies currently has over $8 billion in assets under administration.

         We acquired, in 1999, from First Long Island Holdings, LLC, 100% of the capital stock of First Long Island Investors, Inc. W.P. Stewart Asset Management
(NA), Inc. (as the company is now known), is an asset-gathering firm based in Jericho, New York. W.P. Stewart Asset Management (NA), Inc. has been a significant symbiotic marketer that was, as of December 31, 2000, responsible for introducing $551 million of our assets under management to us. We issued 1,200,000 common shares as consideration for this acquisition. Robert D. Rosenthal, a co-founder of First Long Island Investors, Inc., serves as Chairman and Chief Executive Officer of W.P. Stewart Asset Management (NA), Inc. To enhance our asset-gathering in North America, we entered into ongoing arrangements with First Long Island Investors, LLC, an entity under common ownership with First Long Island Holdings, LLC, under which First Long Island Investors, LLC continues to service W.P. Stewart Asset Management (NA), Inc.'s clients, refers new clients to us and assists us in developing, supervising and coordinating our asset-gathering activities in North America. We believe that First Long Island Investors, LLC's expertise in asset-gathering allows us to accelerate growth of our new asset mandates while remaining focused on investment performance.

         Under the terms of the acquisitions of TPRS Services N.V., First Long Island Investors, Inc. and NS Money Management Ltd., we have the right to repurchase at nominal consideration, on an annual basis in each year during the four years after the effective dates of each of those transactions, a portion of the common shares issued by W.P. Stewart & Co., Ltd. as consideration in those transactions (not to exceed in the aggregate 80% of the common shares issued in each transaction) if certain levels of assets under management are not maintained by the acquired businesses.

         In January 2000, W.P. Stewart & Co. (Europe), Ltd. commenced its investment management business in London. W.P. Stewart & Co. (Europe), Ltd., a wholly-owned subsidiary of W.P. Stewart & Co., Ltd., provides investment research and sub-advisory services to our two Bermuda investment advisory companies (W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd.). With five investment professionals, our London business has developed a European portfolio for our clientele using the time-tested principles of our U.S. investment philosophy and approach. Additionally, our London business has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

         W.P. Stewart & Co., Ltd.'s principal executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton HM12, Bermuda, telephone number: (441) 295-8585. W.P. Stewart & Co., Ltd.'s agent in the United States is W.P. Stewart & Co., Inc., 527 Madison Avenue, 20th Floor, New York, New York 10022,
Attention: Lisa D. Levey, Esq., telephone number (212) 750-8585.

         B. Business Overview

         The Stewart Group offers research-intensive equity investment management services worldwide. Central to our success are three interdependent competitive strengths - culture, investment methodology and performance record. We foster team effort, collaboration and a comprehensive focus on achieving superior portfolio performance. The long-term commitment between the Stewart Group and our employees is evidenced by our performance-based compensation policies, employee stock ownership and the tenure of our employees. The culture is a key factor in our ability to implement, over an extended period of time, an investment methodology that requires intense, shared, continuous research and debate.

         These elements have contributed to a 23.2% compound annual return before fees (21.9% after fees) for client accounts from January 1, 1975 to December 31, 2000.

         While investment performance is our primary focus, asset gathering is also important to our business. We have developed mutually beneficial relationships with select institutions and individuals to accumulate new assets. We will continue to cultivate long-term relationships with our current network of marketers and to establish relationships with additional marketers for additional asset gathering.

         Finally, we intend to continue to pursue a global strategy, both in our research effort and in the expansion of our client base.

         Competitive Strengths

         We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy over the past 26 years. Our experienced investment team consists of 18 investment analyst/portfolio managers with an average of more than 17 years of experience in the industry. Eleven of our analyst/portfolio managers have worked at the Stewart Group for five years or longer. With six offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

         Culture

         We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. All employee compensation is based solely on a percentage of the firm's annual operating profits; our policy is not to pay fixed salaries or to guarantee compensation. All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd., which have been accumulated through voluntary personal investments. As of December 31, 2000, individuals who are our current and former employees and directors and affiliates of us and such individuals owned approximately 72% of our outstanding common shares. As a policy, we neither grant options nor issue shares to employees without consideration. We intend to continue our performance-based compensation practice and to reserve annually up to 1% of our outstanding common shares for purchase by our employees. All employee stock purchases have been, and will continue to be, subject to seven year vesting. It is our present intention to continue to make available common shares for purchase by our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees- Compensation."

         We believe that a key to our continued success is our highly motivated team of experienced investment professionals. Each acts in the dual role of analyst and portfolio manager, with every investment portfolio handled by an individual manager, backed up by at least one other manager to provide continuity and stability. The group of analyst/portfolio managers is relatively small, a structure we intend to maintain. The investment professionals meet regularly and are able to interact quickly, informally and effectively.

         All of our investment professionals share a common commitment to both the demanding standards required to invest only in the world's best companies and the discipline of our appraisal process. All of them have a record of successful investing, and most of them have either known each other or worked closely together for many years. Their investment performance and tenure show them to be a complementary and effective team.

         Long-Term Performance Record

         During the 26-year period from January 1, 1975 through December 31, 2000, we experienced a 23.2% compound annual return, before fees, and a 21.9% compound annual return, after fees, compared to a 16% return for the S&P 500 Index for the same period. The years ended December 31, 1993 and 2000 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates. As a result of retained investment gains as well as the contribution of new funds by existing and new clients, our assets under management have grown at a compound annual rate of approximately 18% during the period from December 31, 1995 to December 31, 2000.

         Investment Methodology

         Our investment professionals focus on one objective - providing our advisory clients with well above-average investment returns over a long period of time, while accepting what we believe to be below-average risk. In making investments, the investment team focuses on a five-year investment horizon and does not engage in market timing. We believe that our investment research is distinguished by its intensity. Our analysts/portfolio managers do their own research on companies they select, and on many they do not select, and derive investment research information from a variety of sources, both external and internal. Our analysts visit these companies regularly, contact managements frequently, talk to competitors, customers and suppliers, and draw upon other diverse sources of information. While one analyst has the primary responsibility for each company (generally four to six companies per analyst), information is also gathered by other analysts and is shared among all investment professionals.

         Because we consider ourself a long-term investor, the investment professionals prepare detailed five-year projections for all investment prospects and investments. These forecasts and the related appraisal of fair current value for each company under review are used to determine what we believe to be the intrinsic value of that company and are a critical tool in developing a comprehensive and detailed evaluation of a company's business. This appraisal technique systematically examines numerous factors, such as the company's growth prospects, business and product line strength, management capabilities, financial resources and many others. The purpose of this appraisal technique is to evaluate the investment potential and to assess the related risk of companies under review. Our goal is to construct portfolios of great businesses, rather than portfolios of stocks. As a result, we consider each client's portfolio to be a quasi-holding company.

         The purpose of our thorough investment appraisal process is to concentrate our clients' investments only in those businesses that appear to offer the greatest long-term appreciation potential. The five-year forecasts, and the appraisals for companies under review, are refined frequently as our investment professionals update their research. This consistent coverage allows our investment professionals to act decisively when changes in price and circumstances occur.

         At any given time, few businesses meet our standards. Accordingly, our worldwide investment universe has historically been limited to fewer than 50 investment candidates from each of the United States, Europe, Japan and Asia-ex-Japan, which are selected based upon a consensus of our investment team. This has allowed us to concentrate our clients' investments in a portfolio typically of 20 companies that appear to offer the greatest long-term appreciation potential. The businesses in which we invest normally increase profits every year. These businesses normally achieve cumulative earnings growth at a rate we expect will approximately double earning power behind a client's portfolio every five years. We believe that this pattern of consistent, fairly rapid, earnings growth has been the primary driver behind the improving value of our clients' portfolios and the growth of our business over the years.

         Using thorough analysis and intensive research, we select investment candidates based in part on the following criteria:

         o    a proven track record of consistent profit growth;

         o    strong financial condition;

         o predictable earnings growth that we believe will continue for the next five years and beyond;

         o    accurate and reliable information that is readily available;

         o successful, experienced management that is accessible to our investment team;

         o strong product lines and competitive position, preferably with worldwide presence;

         o    lack of cyclicality; and

         o    large market capitalization and significant trading liquidity.

         The determination of whether a particular investment prospect is eligible for inclusion in our investment universe is the result of a collective, debate-driven process that actively involves all members of our investment team and reflects their collective research and analytical judgment and experience. While the entire investment team contributes to the research and appraisal process, each member has the freedom and responsibility to make investment decisions with respect to specific client accounts within the confines of the defined universe.

         Business Strategy

         Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 26-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and stockholders.

         Extend Investment Performance

         Central to our strategy is our objective to achieve above-average investment returns over a long period of time for our clients while accepting what we believe to be below-average risk. We intend to continue to adhere, in expanding and contracting markets alike, without regard to "benchmarks", to a philosophy that emphasizes investment over a relatively long-term horizon in what we believe are high quality, steadily-growing businesses. We intend to remain focused on investment performance while using our network of symbiotic marketers as the primary means to gather assets.

         Increase Global Research Focus

         We want our clients to own equity in the finest growing businesses in the world. We believe that having a global integrated research capability is a critical element in providing the best investment product. We also believe that the introduction of the euro in the European monetary union will lead to an improvement in the quality and availability of financial information and a more consistent basis for comparing European companies with competitors inside and outside their home countries. As the universe of high quality companies expands globally, we intend to maintain a research effort parallel with the growing investment opportunities. This global research capability will also allow us to meet particular client needs to the extent that they express any regional or national preferences. The establishment of W.P. Stewart & Co. (Europe), Ltd. and the increase in our ownership in Bowen Asia Limited, a British Virgin Islands company operating in Hong Kong, have enabled us to expand our non-U.S. research capability.

         Pursue Global Clientele

         We believe that our services and performance have been well-received by clients throughout the world and that there exists significant opportunity to expand our clientele internationally, especially in Europe. We believe that non-U.S. investors are generally under-invested in equity securities and will look to established professionals like the Stewart Group to invest their wealth. The introduction of the euro will minimize currency risk within Europe and should reduce the resulting tendency of Europe-based investors to consider domicile an important factor in equity investing. As part of our strategy to exploit this opportunity, our acquisition of NS Money Management Ltd. and our establishment of W.P. Stewart & Co. (Europe), Ltd. have increased our access to a broader Europe-based clientele and provided us with a Europe-based investment management team, which we expect to expand over the next five years. Also, we have established and expanded our relationships with our symbiotic marketers, including TPR & Partners NV, TPR Curacao N.V., First Long Island Investors, LLC and the Notz Stucki group of companies, who are shareholders of the Stewart Group. We expect that TPR & Partners NV, TPR Curacao N.V., the Notz Stucki group of companies and First Long Island Investors, LLC will continue to introduce new clients to us.

         Investment Management Team

         Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We have 18 senior investment professionals and 20 associate portfolio managers who directly participate in the investment process. The following table identifies the senior investment professionals and summarizes their experience in the industry as of March 13, 2001:

                                                                                          Years in     Years with
                       Name                                Location           Age         Industry      Company
                       ----                                --------           ---         --------     ----------
John A. Allison ..................................         Bermuda             52            18             5

David Altman .....................................         New York            43            19             7

Marilyn G. Breslow ...............................         New York            56            17            10

Samantha Epstein-Smith ...........................         New York            31             9             2

Alexander Farman-Farmaian ........................         Bermuda             35            12            12

Alexandra V.C. Harries ...........................         London              32            12             1

Peter H. Jennison ................................         New York            40            16            11

Frans Jurgens ....................................         London              31            10             3

Robert Kahn ......................................         New York            68            41            26

Celina Lin .......................................         Hong Kong           42            12            15*

Miguel Nogales ...................................         London              27             5             1

Robert L. Rohn ...................................         New York            39            13             9

Harry W. Segalas .................................         New York            40            18            10

Lisa M. Stewart ..................................         Hong Kong           43            18             7*

William P. Stewart ...............................         Bermuda             63            46            26

Alexandre Stucki .................................         London              28             4             3

Naoko Takemura ...................................         Hong Kong           39            16             3*

James T. Tierney .................................         New York            34            13             1

----------

*    Includes years with Bowen Asia Limited.

         Two of our former portfolio managers, who had each been with us approximately 10 years, left the Stewart Group on amicable terms to pursue other interests on November 30, 2000. As of December 31, 2000, these two managers continued to own, directly and indirectly, an aggregate of approximately 3.9% of our shares. The former portfolio managers are restricted, prior to December 1, 2001, by the terms of their employment agreements from engaging in business with our clients or encouraging or soliciting any of our employees to resign or become affiliated with a competitor in which the former portfolio manager has an interest. We do not believe that these departures will result in a material change in assets under management.

         Historical Performance Record

         January 1, 1975-December 31, 2000 Performance

         We have achieved a 23.2% compound annual return before fees, and a 21.9% compound annual return after fees for the period from January 1, 1975 through December 31, 2000. This compares to a 16% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and ten years ended December 31, 2000, before fees, were 21.4% and 19.4%, respectively, as compared to 18.3% and 17.5%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and ten years ended December 31, 2000, after fees, were 20.0% and 18.1%, respectively. Our return for the year ended December 31, 2000, before fees, was

-1.3% as compared to a return of -9.1% for the S&P 500 during the same period. Our return for the year ended December 31, 2000, after fees, was -2.5%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

         We believe that our concentration in less cyclical businesses reduces risk relative to the S&P 500 Index. In the four down market years experienced since our formation (1977, 1981, 1990 and 2000), the S&P 500 Index declined by approximately 7.4%, 5.0%, 3.1% and 9.1%, respectively. In those years, accounts managed by us appreciated by approximately 16.0%, 10.8% and 13.2% in 1977, 1981 and 1990, respectively, and depreciated by approximately 1.3% in 2000, in each case before fees, as calculated in the manner described below.

         The chart below illustrates our annual return in client accounts from January 1, 1975 through December 31, 2000. See "Method of Performance Calculation" below.

                          Managed Accounts vs. S&P 500

[Graph depicting the value of $100 invested on December 31, 1974 based on returns of the S&P 500, us (pre-fee) and us (post-fee) for the years indicated.]

-------------------------------------------------------------------------------
                          S&P 500               WPS PRE-FEE         WPS POST-FEE
-------------------------------------------------------------------------------
  '74                      100.00                  100.00               100.00
-------------------------------------------------------------------------------
  `74                      100.00                  100.00               100.00
-------------------------------------------------------------------------------
  '75                      137.00                  165.00               164.00
-------------------------------------------------------------------------------
  '76                      170.00                  217.00               213.00
-------------------------------------------------------------------------------
  '77                      157.00                  251.00               245.00
-------------------------------------------------------------------------------
  '78                      167.00                  284.00               273.00
-------------------------------------------------------------------------------
  '79                      197.00                  377.00               361.00
-------------------------------------------------------------------------------
  '80                      261.00                  504.00               477.00
-------------------------------------------------------------------------------
  '81                      248.00                  558.00               523.00
-------------------------------------------------------------------------------
  '82                      301.00                  764.00               710.00
-------------------------------------------------------------------------------
  '83                      369.00                  980.00               903.00
-------------------------------------------------------------------------------
  '84                      391.00                 1154.00              1052.00
-------------------------------------------------------------------------------
  '85                      515.00                 1720.00              1554.00
-------------------------------------------------------------------------------
  '86                      611.00                 2083.00              1863.00
-------------------------------------------------------------------------------
  '87                      642.00                 2266.00              2005.00
-------------------------------------------------------------------------------
  '88                      748.00                 2482.00              2170.00
-------------------------------------------------------------------------------
  '89                      986.00                 3377.00              2925.00
-------------------------------------------------------------------------------
  '90                      955.00                 3823.00              3266.00
-------------------------------------------------------------------------------
  '91                     1247.00                 5892.00              4988.00
-------------------------------------------------------------------------------
  '92                     1342.00                 6307.00              5274.00
-------------------------------------------------------------------------------
  '93                     1477.00                 6177.00              5108.00
-------------------------------------------------------------------------------
  '94                     1496.00                 6377.00              5212.00
-------------------------------------------------------------------------------
  '95                     2059.00                 8592.00              6950.00
-------------------------------------------------------------------------------
  '96                     2532.00                11682.00              9352.00
-------------------------------------------------------------------------------
  '97                     3377.00                15444.00             12242.00
-------------------------------------------------------------------------------
  '98                     4343.00                20486.00             16074.00
-------------------------------------------------------------------------------
  '99                     5256.00                22901.00             17762.00
-------------------------------------------------------------------------------
  '00                     4778.00                22613.00             17318.00
-------------------------------------------------------------------------------

         Examination of Performance Record

         Our independent accountants, PricewaterhouseCoopers LLP, have performed an examination of our performance record for the period January 1, 1989 through December 31, 2000, including the three, five and ten year periods ended December 31, 2000.

         Method of Performance Calculation

         Account Inclusion. Our performance data, since 1989, reflects the performance of all client equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2000 are referred to as the "composite" or the "managed accounts."

         In the case of one portfolio manager who joined the Stewart Group as of 1981, the performance data includes the performance of portfolios managed by him at a different firm during the period 1975 through 1980 using an investment philosophy similar to that practiced by us at the time. The effect of this inclusion is to increase the compound annual return since inception by approximately one-tenth of one percentage point.

         The managed accounts exclude one portfolio manager's 1977 performance data, in compliance with certain Advisers Act requirements. The performance return excluding this data is substantially the same as the performance return would have been if such data had been included.

         Performance Calculation. Beginning in 1989, performance figures for the managed accounts have been calculated using a "time-weighted" rate of return method, such that additions and withdrawals of capital are weighted based on the amount of time such capital is held in the account during the period. The annual performance of an account is derived by linking the periodic rates of return for such account. Prior to 1989, performance figures were calculated using a linear non-weighted method, such that beginning of year market values were adjusted to reflect additions and withdrawals of capital during the year.

         For 1975 through 1988, the annual performance of the managed accounts is the average of the average performance of the individual managers' portfolios. Beginning in 1989, the annual performance is the average of all accounts in the composite. For 1975 through 1992, accounts are given equal weighting regardless of market value. Beginning in 1993, account performance has been asset-weighted based on the beginning of year market value of all accounts in the composite.

         The pre-fee performance of our accounts for all years shown on the chart reflects the deduction of brokerage commissions but not the deduction of advisory fees which would reduce the overall return. The post-fee performance of our accounts for all years shown reflects the deduction of brokerage commissions as well as advisory fees.

         Effect of Advisory Fees. After 1983, the post-fee performance of our accounts reflects the deduction of the actual advisory fees charged each account in the composite, adjusted for the effect of capital additions and withdrawals. For the period 1975 through 1983, we have used the actual fee rates or the highest fee rates then prevailing.

         From 1975 through 1988, advisory fees were deducted from performance at the end of each year. If fees had been deducted from performance on a quarterly basis when charged, the return since inception would have been decreased by approximately one-tenth of one percentage point.

         S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2000 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P 500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2000 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

         Assets Under Management

         The following table shows assets under management during the period from January 1, 1998 through December 31, 2000. Changes between beginning and ending assets under management include: capital appreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT

                                                          Year Ended
                                                         December 31,
                                                  -----------------------------
                                                  2000        1999        1998
                                                  ----        ----        ----
                                                         (in millions)

Beginning Assets Under Management ..........     $12,255     $11,157     $ 8,562
                                                 =======     =======     =======
Ending Assets Under Management .............     $10,324     $12,255     $11,157
                                                 =======     =======     =======

         The table below illustrates net flows of assets under management which include: changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation in assets under management with the exception of the amount attributable to withdrawals and accounts closed.


                      NET FLOWS OF ASSETS UNDER MANAGEMENT

                                                          Year Ended
                                                         December 31,
                                                -------------------------------
                                                  2000       1999         1998
                                                -------     -------     -------
                                                       (in millions)
Existing Accounts Contributions ............    $   750     $   814     $ 1,007

Withdrawals ................................     (1,344)     (1,345)     (1,426)
                                                -------     -------     -------
     Net Flows to Existing Accounts ........       (594)       (531)       (419)

Accounts Opened ............................        277         859         552

Accounts Closed ............................       (999)       (259)        (57)
                                                -------     -------     -------
Net Flows of Assets Under Management .......    $(1,316)    $    69     $    76
                                                =======     =======     =======

         The following table shows our record since 1998 for retaining client accounts.

                                ACCOUNT RETENTION

                                                             Year Ended
                                                            December 31,
                                                     --------------------------
                                                     2000       1999       1998
                                                     ----       ----       ----
Number of Accounts at Beginning of Period .....     2,383      1,980      1,598

Number of Accounts Closed During Period .......       221         98         43

Retention Rate ................................      90.7%      95.1%      97.3%

      Client Base

         Our client base is diverse. Approximately 60% of our assets under management, and 83.3% of our accounts, as of December 31, 2000, were associated with high net-worth individuals and their affiliates. As of December 31, 2000, approximately 22.2% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and how our assets under management have grown over time.

         The following tables show, as of December 31, 2000, 1999 and 1998, the amount of assets under management in direct relationship client accounts and in consultant related client accounts, and the number of accounts by relationship type.

                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE

                                                      As of December 31,
                                             ----------------------------------
                                             2000           1999           1998
                                             ----           ----           ----
                                                       (in millions)

Direct Relationship ...............        $ 9,320        $11,061        $10,135

Consultant Related ................          1,004          1,194          1,022
                                           -------        -------        -------
  Total ...........................        $10,324        $12,255        $11,157
                                           =======        =======        =======

         The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2000, 1999 and 1998 represented 34.1%, 36.7% and 32.7%, respectively, of our direct relationship accounts as of such dates.

                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE

                                                     As of December 31,
                                              ---------------------------------
                                              2000          1999           1998
                                              ----          ----           ----

Direct Relationship ..................        2,136         2,221         1,865

Consultant Related ...................          210           162           115
                                              -----         -----         -----
  Total .............................         2,346         2,383         1,980
                                              =====         =====         =====

         The following table shows our assets under management by client type.

                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE


                                                         Assets Under Management as of             Number of Accounts as of
                                                                December 31, 2000                      December 31, 2000
                                                        -------------------------------           ----------------------------
                                                        U.S.       Non-U.S.       Total           U.S.     Non-U.S.      Total
                                                        ----       --------       -----           ----     --------      -----
                                                                  (in millions)
High Net-Worth Individual
   Relationships/Pooled Funds* ...............        $4,357        $1,832        $ 6,189        1,766        188        1,954

Foundations & Other
   Relationship Directed
   Institutional .............................         3,310           177          3,487          289          6          295

Other Institutional ..........................           370           278            648           51         46           97
                                                      ------        ------        -------        -----        ---        -----
   Total .....................................        $8,037        $2,287        $10,324        2,106        240        2,346
                                                      ======        ======        =======        =====        ===        =====

----------
* Pooled funds have been included in High Net-Worth/Individual Relationships because the underlying clients of the pooled fund vehicles are high net worth individuals.



         The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.

                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS


                                                     As of December 31,
                                             ----------------------------------
                                             2000           1999           1998
                                             ----           ----           ----
                                                       (in millions)
U.S. Clients ......................        $ 8,037        $ 9,591        $ 8,721

Non-U.S. Clients ..................          2,287          2,664          2,436
                                           -------        -------        -------
  Total ...........................        $10,324        $12,255        $11,157
                                           =======        =======        =======


         Investment Advisory Revenues

         Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our current standard fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% of any account balance in excess of $25 million. Our standard fee arrangement is non-negotiable. We do not typically offer fixed income investment management services. Clients' funds held on a long-term basis in fixed income investments ($35 million at December 31, 2000) are subject to a 0.50% annual fee. Fees under our investment advisory contracts are billed and payable quarterly, in advance. The following table shows the average annualized gross management fee, including performance fees that applied to two accounts, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2000:

                                                      Average Gross Management
                                                     Fee as a Percent of Assets
                                                          Under Management
                                                          ----------------
                                                             Year Ended
Client Type                                               December 31, 2000
-----------                                               -----------------
Institutional.........................................          1.13%

Non-Institutional.....................................          1.37%

U.S. Clients..........................................          1.26%

Non-U.S. Clients......................................          1.32%

Overall Weighted Average..............................          1.27%

         The average percentage gross management fee, excluding performance fees, was 1.27% for the year ended December 31, 2000. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million are subject to a lower fee.

         Currently, each of our investment advisory contracts names either W.P. Stewart & Co., Ltd. or W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, as the investment adviser. These entities have engaged and may engage in the future W.P. Stewart & Co., Inc., W.P. Stewart & Co. (Europe), Ltd. or Bowen Asia Limited to act as sub-adviser for certain accounts or mandates. Under written sub-advisory agreements, the sub-adviser is entitled to receive from the named investment advisory entity a fee which is comparable to fees charged by other unrelated advisers for similar mandates. W.P. Stewart & Co., Inc. is the investment adviser with respect to W.P. Stewart & Co. Growth Fund, Inc., a U.S. registered mutual fund sponsored by the Stewart Group.

         Geographic Area Data

         The Company's primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2000, 1999 and 1998 were as follows:

                                                 Fee Revenue
                                                 -----------
                                       2000           1999             1998
                                       ----           ----             ----
   U.S .......................    $113,865,779    $115,187,546    $ 94,620,595
   Non-U.S ...................      35,484,673      38,119,130      26,422,445
                                  ------------    ------------    ------------
   Total .....................    $149,350,452    $153,306,676    $121,043,040
                                  ============    ============    ============

         Asset Accumulation

         We have established relationships with a small number of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. Currently, two of our most significant symbiotic marketers are First Long Island Investors, Inc. and TPR & Partners NV together with its affiliate, TPR Curacao N.V. The TPR companies began referring investment advisory clients to us in 1993. As of December 31, 2000, client accounts referred to us by TPR & Partners NV and TPR Curacao N.V. had an aggregate market value of $1,014 million (representing 9.8% of our total assets under management). First Long Island Investors, LLC and its affiliates, including First Long Island Investors, Inc., which we acquired in 1999 (now known as W.P. Stewart Asset Management (NA), Inc.), began referring investment advisory clients to us in 1983. As of December 31, 2000, client accounts referred to us by W.P. Stewart Asset Management (NA), Inc. had an aggregate market value of $551 million (representing 5.3% of our total assets under management).

         Collective Investment Funds

         Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2000, we also served as investment adviser to 38 collective investment funds organized to meet the fiscal and regulatory requirements of certain non-U.S. clients and to one U.S. collective investment trust for non-U.S. clients, as well as one U.S. common trust fund. The following table sets forth information regarding collective investment funds with assets under management in excess of $50 million as of December 31, 2000:

                                                             Jurisdiction                Assets Under
Fund Name                                                    of Formation                 Management
---------                                                    ------------                 ----------
                                                                                          (in millions)
W.P. Stewart Holdings, N.V..........................       Netherlands Antilles               $474

HH Managed Account 3 Ltd............................       British Virgin Islands              174

Long Term Value Trust...............................       Austria                             116

Com Selection.......................................       Luxembourg                           98

DGC Global Fund.....................................       Luxembourg                           91

Nostar Investments Inc..............................       Panama                               91

W.P. Stewart & Co. Growth Fund, Inc. ...............       United States                        70

         Clearing Custodian and Brokerage Arrangements

         We do not hold any funds or securities of our clients. Clients' funds and securities are held by custodians appointed either by the client or, if no custodian is named by the client, by the Stewart Group. We currently utilize, on a fully disclosed basis, the services of Neuberger Berman, LLC as clearing agent and as custodian on accounts where the client makes no custodial designation. We believe that our current relationship with Neuberger Berman, LLC is satisfactory but believe that a comparable agreement with a different clearing agent and/or custodian could be reached if necessary.

         Our investment advisory contracts authorize us to select the broker through which any transaction may be executed and specifically authorize the use of our affiliated broker-dealer, W.P. Stewart Securities Limited.

         Competition

         We believe that currently only a limited number of companies with a similar investment philosophy and practice compete directly with us in our core business of providing wealth management services to the upper tier of the wealth management market. However, the investment management business in general is intensely competitive. In providing investment management services, we compete with a large number of asset management firms as well as broker-dealers, trust companies, commercial banks and other specialized wealth management providers. Our future growth and profitability will be affected by our ability to retain and increase our market share, which could be adversely affected over the longer term as competitors seek to develop high net-worth relationships. Many of our current and potential competitors are significantly larger in terms of capital, assets, geographic presence, distribution network and other important business criteria, provide a wider range of services and may have access to greater financial resources than the Stewart Group.

         Regulation

         Our business and the investment management industry in general are subject to extensive regulation in Bermuda, the United States at both the federal and state levels, the United Kingdom and the Republic of Ireland, as well as by various self-regulatory organizations, or SROs as they are commonly known, in these and other jurisdictions. A number of regulatory agencies of various jurisdictions are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in markets in those jurisdictions.

         In Bermuda, our investment business is subject to the jurisdiction of the Bermuda Monetary Authority. Effective January 1, 2000, the Investment Business Act 1998 requires licensing of all persons carrying on investment business in or from within Bermuda, unless there is an exemption available under the Act. Our investment businesses are exempt from the licensing requirements of the Act due to the nature of our clientele and our regulation by the SEC.

         In the United States, the SEC is the federal agency that is primarily responsible for the regulation of investment advisers and broker-dealers, and the Board of Governors of the Federal Reserve System promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other U.S. persons. Investment advisers and broker-dealers are subject to registration and regulation by state securities regulators in those states in which they conduct business. Industry SROs, including the NASD and national securities exchanges, have authority over the firms that are their members.

         In the United Kingdom, the main regulatory body is the Financial Services Authority. At present, regulation of fund management businesses is carried out principally by SROs, including IMRO by which W.P. Stewart & Co. (Europe), Ltd. is regulated. Under current legislation, it is expected that during 2001, IMRO's regulatory function will be subsumed into the Financial Services Authority, which will become the sole UK regulatory body for the investment management business. In the Republic of Ireland the Central Bank of Ireland is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages.

         W.P. Stewart & Co., Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the SEC. As investment advisers, each is subject to the requirements of the Advisers Act and the SEC's regulations thereunder. They, and their employees engaged in advisory services, are also subject to certain state securities laws and regulations, and to laws regarding fiduciaries. Federal and state regulations impose, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, requirements as to fees paid to solicitors (paid client referral sources), restrictions on commission and fee arrangements with broker-dealers, and advertising restrictions, as well as general anti-fraud prohibitions. The state securities law requirements applicable to employees of investment advisers include certain qualification requirements as to advisory employees. In addition, W.P. Stewart & Co., Inc., as investment adviser to a mutual fund registered under the Investment Company Act, is subject to requirements under the Investment Company Act and the SEC's regulations thereunder. Such requirements include, among other things, record-keeping and reporting requirements and procedures for handling funds.

         Under the Advisers Act, every investment advisory agreement with clients must expressly provide that it may not be assigned by the investment adviser without the consent of the client. Under the Investment Company Act, every investment adviser's agreement with a registered investment company must provide for the agreement's automatic termination in the event of its assignment. Under both acts, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the agreement, including a direct assignment or a transfer of a "controlling block" of the firm's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. A transaction is not an assignment under the Advisers Act or the Investment Company Act, however, if it does not result in a change of actual control or management of the investment adviser. Any assignment of our investment advisory agreements would require, as to any registered investment company client, the prior approval by a majority of its shareholders, and as to our other clients, the prior consent of such clients to such assignments. Sales by WPS II, Inc. or other shareholders or our issuances of common shares, among other things, could result in a deemed assignment of our investment advisory agreements under such statutes. See Item 3 D under the captions "Key Information -- Risk Factors -- We Are Subject to the Control of Many Regulatory Bodies" and "Key Information -- Risk Factors -- A Change of Control of the Stewart Group Would Give Our Clients the Right to Terminate Their Investment Advisory Agreements With Us."

         The officers, directors and employees of our investment management business may from time to time own securities which are also owned by one or more of their clients. We have internal policies with respect to, among other things, individual investments, required reporting of securities transactions and restrictions on certain transactions so as to reduce the possibility of conflicts of interest.

         W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in 48 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital would require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2000, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $7.2 million, or approximately $7.1 million in excess of the amount required.

         W.P. Stewart & Co. (Europe), Ltd. is a member of, and subject to regulation by, IMRO in the United Kingdom. Its permitted activities are limited to providing investment management and investment advice, together with the marketing of unregulated collective investment schemes. IMRO regulations cover matters such as the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, employee-related matters, including qualification and approval of supervisory, investment management and sales personnel, disclosure requirements, advertising restrictions and minimum levels of capital. W.P. Stewart & Co. (Europe), Ltd. currently satisfies its minimum capital requirements.

         W.P. Stewart Fund Management Limited is subject to the supervisory control of the Central Bank of Ireland. The permitted activities of W.P. Stewart Fund Management Limited include the provision of services consisting of the establishment and management of specified collective investment undertakings, the provision of management and administration services and of investment and financial advice. W.P. Stewart Fund Management Limited also is subject to minimum capital requirements, ongoing reporting and disclosure requirements and such other prudential and supervisory requirements as the Central Bank of Ireland may issue from time to time. W.P. Stewart Fund Management Limited currently satisfies its minimum capital requirements.

         Compliance with many of the regulations applicable to us involves a number of risks, particularly because applicable regulations in a number of areas may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly and other reports on our operations, track record and financial condition. In the event of a violation of or non-compliance with any applicable law or regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, compensation orders, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant firm, the suspension or disqualification of the firm's officers or employees and other adverse consequences. We have not experienced any such penalties to date. Such violations or non-compliance also could subject us and/or our employees to civil actions by private persons. Any governmental, SRO or private proceeding alleging violation of or non-compliance with laws or regulations could have a material adverse effect upon our business, financial condition, results of operations and business prospects.

         The regulatory environment in which we operate is subject to change. We may be adversely affected as a result of new or revised legislation or regulations imposed by the SEC, other U.S., state or non-U.S. governmental regulatory authorities or SROs. We also may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and SROs. Our businesses may be materially affected not only by securities regulations but also by regulations of general application. For example, the volume of our principal investment advisory business in a given time period could be affected by, among other things, existing and proposed tax legislation and other governmental regulations and policies (including the interest rate policies of the Federal Reserve Board) and changes in the interpretation or enforcement of existing laws and rules that affect the business and financial communities.

C.       Organization Structure

         The organizational chart set forth below shows our operating structure, our operating subsidiaries, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries. We believe this operating structure positions us effectively to service our global clientele and pursue our global strategy.

                        W.P. Stewart Organization Chart(1)


     [Chart depicting the structure of the Company and its subsidiaries including: W.P. Stewart & Co. (Europe), Ltd.; the Company's London-based research affiliate; NS Money Management Ltd., the Company's Bermuda-based asset manager; W.P. Stewart & Co., Inc., the Company's New York-based research affiliate; W.P. Stewart Securities Limited, the Company's Bermuda-based broker-dealer; W.P. Stewart Asset Management (NA), Inc., the Company's New York-based asset gatherer; TPRS Services N.V., the Company's Curacao-based asset gatherer; Bowen Asia Limited(2), the Company's Hong Kong-based research affiliate (40%); and W.P. Stewart Asset Management Ltd., the Company's Bermuda-based investment adviser and its subsidiary W.P. Stewart Fund Management Limited, the Company's Dublin-based fund Management Company.]



1. All entities are wholly-owned except where otherwise indicated. This chart does not reflect the proposed acquisition of 100% of TPR &
    Partners NV by our recently formed subsidiary, W.P. Stewart Asset Management (Europe), Ltd., which currently has no operations. The closing of this transaction is expected to occur during the second quarter of 2001.

2. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it has an option to increase ownership to 50% or more in 2004.

D.       Property, Plant and Equipment

         Our headquarters and certain of our executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton, Bermuda in a building owned by a joint venture between the Stewart Group and The Bank of Bermuda Limited and leased to us by the joint venture on arms-length commercial terms. We also lease offices in New York, New York; Portland, Maine; London, England and Hong Kong, China. We believe our facilities have been well maintained, are in good operating condition, are adequate for our current operational requirements and could be replaced, if necessary, on acceptable terms.

Item 5.  Operating and Financial Review and Prospects

         Overview

         W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and partially offset fluctuations in revenue.

         Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Clients are billed quarterly, in advance.

         Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

         Interest and other revenues primarily includes interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

         We provide competitive rewards to our employees through our compensation and benefits policy, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analyst/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit (as adjusted for amortization of intangibles and retirement benefits). We review from time to time the percentage of operating profit made available for the compensation pool and review annually the allocation of the compensation pool among all employees.

         Marketing fees are fees paid to select banks, investment firms and individuals in at least 10 countries with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship -- they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These marketing fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

         Commissions, clearance and trading expenses include fees paid at the direction of clients to consultants based on commissions relating to referred accounts, and clearance and trading fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

         Research and administration expenses include research, travel and entertainment, communications, occupancy and equipment.

         Other operating expenses include professional fees consisting of accounting, auditing, tax, legal and consulting fees and charitable contributions. A significant component of professional fees for the year ended December 31, 2000 was nonrecurring and was related to our global expansion, and for the year ended December 31, 1999 was nonrecurring and was related to our global consolidation and preparation for our initial public offering in December, 2000.

         The income tax status of the companies of the W.P. Stewart group of companies has changed significantly since 1997. Prior to July 1, 1997, our brokerage activities were conducted through our U.S. predecessor company which then operated as an S Corporation under the provisions of the Internal Revenue Code of 1986, as amended, or Internal Revenue Code as it is commonly known, and, accordingly, the operating results were subject to U.S. federal income tax at the shareholder level and not at the corporate level. Since July 1, 1997, the brokerage activities have been performed in Bermuda by a subsidiary incorporated as an exempt company under the laws of Bermuda and are not subject to U.S. taxes.

         Prior to our merger with our U.S. predecessor company as of July 1, 1998, our investment advisory and research activities were performed primarily through our U.S. predecessor company which operated as an S Corporation under the provisions of the Internal Revenue Code and, accordingly, the operating results were subject to U.S. federal income tax at the shareholder level and not at the corporate level. Since our merger with our U.S. predecessor company, the investment advisory activities have been performed by W.P. Stewart & Co., Ltd. and certain subsidiaries incorporated as exempt companies under the laws of Bermuda. A significant component of the operating profits of these subsidiaries, which are derived from activities outside of the United States, is not expected to be subject to U.S. federal income tax.

         Also since our merger with our U.S. predecessor company, research and sub-advisory activities have been conducted by W.P. Stewart & Co., Inc., which operates as a C Corporation and whose operating results are subject to U.S. federal, state and local tax at the corporate level.

         All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

         A. Operating Results

         Year Ended December 31, 2000 as Compared to Year Ended December 31,
         1999

         Assets Under Management

         Assets under management decreased $2.0 billion or 16.3% to $10.3 billion at December 31, 2000 from $12.3 billion at December 31, 1999. The decrease in assets under management included depreciation of $700 million, net outflows from existing accounts of $1.3 billion and closed accounts of $1.0 billion, which were partially offset by new accounts of $250 million and contributions to existing accounts of $750 million.

         Revenues

         Revenues for the year ended December 31, 2000 increased $10.0 million or 5.2% to $203.3 million from $193.3 million earned during the year ended December 31, 1999. The changes were due to a $4.0 million or 2.6% decrease in fee revenue, a $12.8 million or 35.9% increase in commission revenue and an increase of $1.2 million in interest and other revenues. Interest and other revenues increased due to an increase of approximately $1.0 million from our proportionate earnings of two of our unconsolidated affiliates, and more efficient utilization of cash on hand. The average fee earned from client accounts, including performance fees that applied to two accounts, decreased to 1.27% at December 31, 2000 from 1.31% at December 31, 1999 due to a slight change in client account mix to larger accounts with lower fees. The increase in commission revenue was primarily due to a reallocation of and a rebalancing in accounts during the year.

         Expenses

         Expenses, excluding income taxes, for the year ended December 31, 2000 increased $2.9 million or 3.3% to $93.1 million from $90.2 million incurred during the year ended December 31, 1999. The changes were primarily due to a decrease in variable expenses, including a decrease of $3.3 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and an increase of $1.4 million in commissions, clearance and trading costs, which vary with account activity. Other operating expenses decreased $0.7 million, primarily due to a $2.5 million reimbursement received from the selling shareholders in connection with our initial public offering. Employee compensation and benefits increased $1.2 million due to an increase in adjusted operating profit. Research and administration increased $0.7 million, reflecting a substantial reduction in administrative costs related to our global expansion.

         Depreciation and amortization increased $3.6 million. Included in depreciation and amortization is amortization of $1.4 million of assets acquired (customer list and goodwill) related to our global expansion activities. Depreciation expense associated with our aircraft was $5.5 million.

         Income tax expense increased $2.6 million to $11.0 million in 2000 from $8.4 million in 1999 due to our effective tax rate increasing to 10.0% in 2000 from 8.2% in 1999.

         Net Income

         Net income for the year ended December 31, 2000 increased $4.3 million or 4.6% to $99.1 million from $94.8 million earned during the year ended December 31, 1999 as a result of the items described above.

         Year Ended December 31, 1999 as Compared to Year Ended December 31,
         1998

         Assets Under Management

         Assets under management increased $1.1 billion or 9.8% to $12.3 billion at December 31, 1999 from $11.2 billion at December 31, 1998. The increase in assets under management included appreciation of $1.0 billion and net new assets of $0.1 billion. Gross new assets generated included new accounts of $859 million and contributions to existing accounts of $814 million which were partially offset by closed accounts of $259 million and withdrawals of $1.3 billion.

         Revenues

         Revenues for the year ended December 31, 1999 increased $41.0 million or 26.9% to $193.3 million from $152.3 million earned during the year ended December 31, 1998. The increase was due to a $32.3 million or 26.7% increase in fee revenue, a $7.9 million or 28.8% increase in commission revenue and an increase of $0.8 million in interest and other revenues. The increase in fee revenue was primarily due to a 22% increase in average assets under management, an increase in the average fee rate from client accounts, including performance fees that applied to two accounts, from 1.24% to 1.31%, and the fee revenue earned by an entity acquired during 1999. Commission revenue increased primarily due to activity in new accounts.

         Expenses

         Expenses, excluding income taxes, for the year ended December 31, 1999 increased $19.1 million or 26.9% to $90.2 million from $71.1 million incurred during the year ended December 31, 1998. The increase was primarily due to an increase in variable expenses, including increases of $2.4 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and an increase of $0.2 million in commissions, clearance and trading costs, which vary with account activity. Employee compensation and benefits increased $7.7 million due to an increase in adjusted operating profit. Research and administration and other operating expenses increased $2.6 million and $2.8 million, respectively, due to our global consolidation activities.

         Depreciation and amortization increased $3.4 million. Included in depreciation and amortization is amortization of $0.3 million of assets acquired (customer list and goodwill) related to our global expansion activities. Depreciation expense associated with the aircraft was $3.2 million.

         Income tax expense decreased $0.3 million to $8.4 million in 1999 from $8.7 million in 1998 due to our effective tax rate decreasing to 8.2% in 1999 from 10.7% in 1998.

         Net Income

         Net income for the year ended December 31, 1999 increased $22.2 million or 30.6% to $94.8 million from $72.6 million earned during the year ended December 31, 1998 as a result of the items described above.

         Inflation

         Our assets are largely liquid in nature and therefore not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

         B. Liquidity and Capital Resources

         Our financial condition is highly liquid with principal assets including cash, short-term investments and receivables from clients. Short-term investments are primarily money market instruments. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

         We continually monitor and evaluate the adequacy of the capital maintained for our brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the SEC and IMRO, respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

         In 1998, we became a 40% joint venture owner of a building in Hamilton, Bermuda which is our headquarters building. Capital expenditures associated with the building approximated $2.5 million during 1998 and 1999.

         In addition, in 1998 a newly-formed limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation is financing the aircraft with 10-year, amortizing loans with fixed rates that range from 6.87% to 7.35%. During 1999, we paid $22.5 million under the purchase agreement, of which General Electric Capital Corporation provided $19.6 million under the loans. A company under common control with Shamrock Aviation, Inc., controlled by certain shareholders of W.P. Stewart & Co., Ltd., operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

         We believe that our cash flow from operations is sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

         C. Research and Development, Patents and Licenses, etc.

         Not Applicable.

         D. Trend Information

         As previously disclosed, net flows of assets under management during 2000 reflect a declining rate of account closures and withdrawals. A large part of net new account flows (new accounts minus closed accounts) occurred in the early part of 2000 as some newer clients were disappointed in our effort to manage risk through under-weighting technology issues. While investment performance in most of our client accounts was significantly better than the S&P 500 for 2000, prevailing market conditions contributed to a decline in assets under management during the final three months of 2000, with most of that decline occurring during the last few weeks of December 2000.

Item 6.  Directors, Senior Management and Employees

         A. Directors and Senior Management

         Members of the board of directors of W.P. Stewart & Co., Ltd. are elected by the shareholders of W.P. Stewart & Co., Ltd. All directors serve until re-elected at the next annual general meeting or their successors are elected or appointed.

         The following table sets forth information with respect to the directors and executive officers of W.P. Stewart & Co., Ltd.

Name                                             Position                     Position Held Since
----                                            --------                      -------------------
William P. Stewart.................  Chairman, Chief Executive Officer and         June 1998
                                     Director(1)(2)
John C. Russell....................  Deputy Chairman, Managing Director and        June 1998
                                     Director(1)
Richard C. Breeden.................  Director(2)(3)                                June 1998
Edgar H. Brunner...................  Director(2)                                   June 1998
Beat Notz..........................  Director                                      January 1999
Henry B. Smith.....................  Director(1)(3)                                June 1998
Heinrich Spangler..................  Director(3)                                   June 1998
John A. Allison....................  Deputy Managing Director                      January 2001
Mark A. Henderson..................  Deputy Managing Director                      November 1998
Robert D. Rosenthal................  Deputy Managing Director                      January 2000
Peter Jan Rubingh..................  Deputy Managing Director                      January 2001
Frederick M. Ryan..................  Deputy Managing Director                      February 1999
Charles G.R. Target................  Deputy Managing Director                      June 1999
Rocco Macri........................  Finance Director                              March 1999
Debra Randall......................  Corporate Secretary                           January 2001

----------
(1)   Denotes member of the Executive Committee of the board of directors.
(2)   Denotes member of the Compensation Committee of the board of directors.
(3)   Denotes member of the Audit Committee of the board of directors.

         William P. Stewart is Chairman, Chief Executive Officer and a Director of W.P. Stewart & Co., Ltd. Mr. Stewart started on Wall Street in 1955 on the trading floor of the New York Stock Exchange. He joined Spingarn, Heine & Co. in 1957 as an analyst/registered representative and, in 1961, moved to Pyne, Kendall & Hollister in the same capacity. He was successively Director of Research, General Partner responsible for the firm's investment advisory and institutional operations, President of its international investment banking subsidiary, Managing Partner and Chairman and Chief Executive Officer of Riter, Pyne, Kendall & Hollister, Inc. After the sale of Riter, Pyne's principal business in early 1973, Mr. Stewart joined Ruane, Cunniff & Co., an investment management firm, as Vice Chairman, while simultaneously founding our U.S. predecessor company as a corporate consultant. He established our U.S. predecessor company as an investment advisory firm in 1975.

         John C. Russell serves as Deputy Chairman, Managing Director and a Director of W.P. Stewart & Co., Ltd and is the Chairman of the Stewart Group's Management Committee. He joined the Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm's Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.

         Richard C. Breeden became a Director of W.P. Stewart & Co., Ltd. in June 1998. Since 1997, Mr. Breeden has served as Chairman, President and Chief Executive Officer of Equivest Finance, Inc., a publicly traded company in the resort development and financing business. Mr. Breeden has served as the court-appointed bankruptcy trustee of The Bennett Funding Group, Inc., which owns a majority of the outstanding securities of Equivest, since 1996. Mr. Breeden also has owned his own financial consulting firm since that time. From 1993 to 1996, Mr. Breeden served as the chairman of the worldwide financial services practice of Coopers & Lybrand LLP. From 1989 to 1993, Mr. Breeden served as Chairman of the U.S. Securities and Exchange Commission after appointment to that position by President George Bush and confirmation by the U.S. Senate. Prior to the Commission, Mr. Breeden served in the White House as Assistant to the President (1989) and Deputy Counsel to the Vice President (1982-1985). Mr. Breeden also practiced corporate and securities law in private practice in New York City and Washington, D.C. Mr. Breeden has 25 years experience with securities markets, financial accounting and corporate transactions.

         Edgar H. Brunner has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. Dr. Brunner was a former General Partner with Armand von Ernst & Cie. AG, a private bank in Berne, Switzerland and was appointed Chief Executive Officer of that company in the acquisition of Armand von Ernst & Cie. AG by Swiss Bank Corporation. In addition, he was a member of the Berne Council of Burghers and President of the Swiss Private Bankers Association. From 1973 until 1997, Dr. Brunner served as Chairman of the Board of Bankers Trust AG of Zurich, Switzerland.

         Beat Notz became a Director of W.P. Stewart & Co., Ltd. in January 1999. Mr. Notz is a founder and since 1964 has been a principal of the Notz Stucki Group, a wealth management firm headquartered in Geneva, Switzerland. Mr. Notz has a Masters degree from the Graduate School of International Studies at the University of Geneva. In 1961, he was Vice President of Lehman Brothers International. In 1968, he co-founded Haussmann Holdings, a multi-manager, diversified investment strategy fund, with the Groupe Worms, a merchant banking group, in Paris. Mr. Notz serves as a Director of the Quantum Fund and other funds of the Quantum Group.

         Henry B. Smith has been a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith is President and Chief Executive Officer of The Bank of Bermuda, with which he has been employed in various capacities since 1973. In May 1997, Mr. Smith was appointed Deputy Chairman of the Bermuda Stock Exchange Council and in July 1998, he was appointed Deputy Chairman of the Council Partners Charitable Trust.

         Heinrich Spangler has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 21 years, Mr. Spangler has served in various capacities, including managing partner, and presently serves as spokesman of the Board of Management of Bankhaus Carl Spangler & Co., the oldest private bank in Austria. Mr. Spangler has also served as Chairman of the Supervisory Board of Carl Spangler Kapitalanlegegesellschaft, a private investment company located in Salzberg, Austria.

         John A. Allison has been with W.P. Stewart since 1995 and became Deputy Managing Director in January 2001. Mr. Allison serves as a member of the Stewart Group's Management Committee. He began his professional career in 1973 as an analyst of global economic trends for the Canadian government. From 1978 to 1983, he lectured in Western Intellectual and Economic History at Columbia University. He joined Morgan Stanley Asset Management in 1983 where, as a Vice President and senior portfolio manager/analyst, he managed large institutional growth stock portfolios for major foreign and domestic clients. In 1989, Mr. Allison joined Auchincloss & Lawrence Inc., where he became the firm's Chief Executive and Investment Officer and its majority shareholder. Mr. Allison combined his business with W.P. Stewart & Co., Inc. in November 1995.

         Mark A. Henderson has served as Deputy Managing Director of W.P. Stewart & Co., Ltd. since November 1998. Mr. Henderson began his career in New York with Rheem International, Inc., a steel manufacturer and subsidiary of City Investing Corp. He was seconded by Rheem to South Africa between 1969 and 1973 to establish their South African subsidiary. In 1974 he joined Panmure Gordon & Co., a financial adviser, brokerage concern and member of the London Stock Exchange. He became an individual member of the London Stock Exchange in 1979 and a partner of Panmure Gordon & Co. in 1981. Panmure Gordon & Co. was acquired by NationsBank Corp. in 1986. In that year he became a Director of NationsBank (Europe) Ltd. and a member of the Executive Committee of Panmure Gordon & Co., Ltd. He was responsible for the international expansion of the firm's business which included the establishment of an office in New York. He is currently a member of The Securities Institute in London.

         Robert D. Rosenthal has served as Deputy Managing Director of W.P. Stewart & Co., Ltd. since January 2000 and is Chairman and Chief Executive Officer of W.P. Stewart Asset Management (NA), Inc. Mr. Rosenthal serves as a member of the Stewart Group's Management Committee. As President and Chief Executive Officer of First Long Island Investors, Inc., a wealth management firm, Mr. Rosenthal oversaw the investment of over $1 billion in assets. On October 1, 1999, substantially all of the business of First Long Island Investors, Inc. was acquired by W.P. Stewart and Co., Ltd., and W.P. Stewart Asset Management (NA), Inc. was created.

         Peter Jan Rubingh became Deputy Managing Director of W.P. Stewart and Co., Ltd. in January 2001. He is a co-founder and Managing Director of TPR & Partners NV, an Amsterdam-based business which has concentrated on gathering assets and servicing clients for W.P. Stewart since TPR's inception in 1993. Mr. Rubingh began his career at Moret & Limperg (now Ernst & Young), Amsterdam, in 1978 as an Assistant Accountant within the audit team. He joined Noro Nederland B.V. (The Noro Group of Companies), a fund management group, in 1979 and served in various capacities within the group, including Group Controller, Assistant Managing Director, Management Team Member and Portfolio Manager (Venture Capital) in The Netherlands, the United States and the Netherlands Antilles. While at Noro, Mr. Rubingh also served as a non-executive member of the Supervisory Boards of HomeBanc in Atlanta, Georgia and ICON International in New York City.

         Frederick M. Ryan has served as Deputy Managing Director of W.P. Stewart & Co., Ltd. since February 1999. Mr. Ryan served as Deputy Managing Director - Europe from October 1998 through January 1999. Prior to that, Mr. Ryan was a consultant with FMR Capital Advisory, financial and business consultants. From 1991 through 1997, he was president of Canada Life Investment Management. Mr. Ryan worked with the investment and business consulting group of FMR & Associates from 1982 through 1991. From 1969 through 1982, Mr. Ryan was a shareholder, officer and Director of R.A. Daly & Co., Ltd., a brokerage firm and a former member firm of the Toronto Stock Exchange. Mr. Ryan has been a member of the Association for Investment Management & Research since 1967 and served as president of the Toronto Society of Financial Analysts (a constituent member society of the Association for Investment Management & Research) in 1976-1977.

         Charles G.R. Target has served as Deputy Managing Director of W.P. Stewart & Co., Ltd. since June 1999. Mr. Target is an Executive Director of our Asian affiliate, Bowen Asia Limited. Prior to the founding of Bowen, Mr. Target was a general partner and director of Alan Patricof Associates, the London-based international venture capital company. Before joining Patricof in 1988, Mr. Target served as Managing Director of Business International Asia/Pacific Ltd., an economic research and consulting company owned by the Economist Group, where he was responsible for the Asian regional operations of the company.

         Rocco Macri has served as Finance Director of W.P. Stewart & Co., Ltd. since March 1999. Mr. Macri is a Certified Public Accountant. From 1993 through 1999, he was a Partner with the accounting firm of Lopez Edwards Frank & Co., LLP, where he was a Manager from 1984 through 1993. From 1984 through 1998, Mr. Macri had principal responsibility for our audit while a partner at our previous independent accounting firm.

         Debra Randall has served as Corporate Secretary of W.P. Stewart & Co., Ltd. since January 2001. Ms. Randall, a certified Law Clerk in the Province of Ontario, Canada and a student member of the Institute of Chartered Secretaries, has more than 11 years' experience in the legal and corporate services sector.

         Charles Target is the son-in-law of William P. Stewart. There are no other family relationships between any directors and executive officers. Robert
L. Rohn, the Chairman of W.P. Stewart & Co., Inc., serves as a member of the Stewart Group's Management Committee.

         B. Compensation

         The aggregate compensation paid or accrued in 2000 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $8.1 million.

         We sponsor a defined contribution profit-sharing plan (including a 401(k) feature), covering substantially all employees. Contributions to the profit-sharing plan are determined quarterly by the board of directors. In addition, on January 1, 1997, we started a defined contribution money-purchase plan. This plan covers substantially all employees who meet the minimum age and service requirements. Contributions cannot exceed $30,000 annually, per employee. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2000 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $136,823.

         W.P. Stewart & Co., Ltd. has agreed to pay each of Messrs. Breeden, Brunner, Smith and Spangler $30,000 per annum for his services on W.P. Stewart & Co., Ltd.'s board of directors.

         C. Board Practices

         The terms of office of our directors and officers will run until the election of successor directors (or until the shareholders resolve in a general meeting not to re-appoint the director) or the appointment of successor officers.

         Executive Committee. The Executive Committee of the board of directors is composed of Messrs. Russell, Smith and Stewart. The Executive Committee has the power and authority to manage the affairs of the company on behalf of the board of directors when it is not in session, consistent with the expressed desires of the board of directors. The Executive Committee maintains a record of any and all actions it takes and notifies the board of directors after it takes any such action. The agenda for each regular quarterly meeting of the board of directors includes discussion and ratification of actions that have been taken by the Executive Committee since the previous regular quarterly board meeting.

         Compensation Committee. The Compensation Committee of the board of directors is composed of Messrs. Breeden and Stewart and Dr. Brunner. The Compensation Committee reviews, and makes recommendations to the board of directors concerning, executive compensation policy and its implementation.

         Audit Committee. The Audit Committee of the board of directors is composed of Messrs. Breeden, Smith and Spangler. Mr. Russell serves as an ex officio member of the Audit Committee. The Audit Committee is responsible for, among other things, reviewing the structure of our internal controls; reviewing the internal audit function; considering and recommending to the board the annual appointment of the external auditors; reviewing and recommending to the board the terms of the annual external audit engagement; reviewing the annual audit plan; reviewing our audited financial statements; reviewing compliance with regulatory requirements; reviewing compliance with polices and practices involving ethics, conflicts and other such matters; and reviewing the above activities of subsidiary companies. The Audit Committee meets and reports to the board of directors no less than twice annually.

         We have not entered into any contracts with directors for benefits upon termination of service.

         D. Employees

         At December 31, 1998, 1999 and 2000, we employed 53, 70 and 80 persons, respectively. We consider our relations with our employees to be good.

         E. Share Ownership

         The following table presents information regarding the beneficial ownership of our common shares as of March 13, 2001 by our directors and executive officers:

   Name                                                 Number        Percentage
   ----                                                 ------        ----------

   William P. Stewart (1) ..................          4,144,140          8.60%

   John C. Russell .........................            321,695            *

   Richard C. Breeden ......................             10,000            *

   Edgar H. Brunner ........................             39,915            *

   Beat Notz ...............................                -0-           -0-

   Henry B. Smith ..........................             10,000            *

   Heinrich Spangler .......................             10,000            *

   John A. Allison .........................            494,187          1.02%

   Mark A. Henderson .......................            100,000            *

   Robert D. Rosenthal .....................             73,339            *

   Peter Jan Rubingh .......................            691,919          1.43%

   Frederick M. Ryan .......................             75,000            *

   Charles G.R. Target .....................             80,729            *

   Rocco Macri .............................             75,000            *

   Debra Randall ...........................                -0-           -0-


* Less than 1%.

(1) Consists of shares owned by trusts for which Mr. Stewart serves as trustee (with respect to which Mr. Stewart disclaims beneficial ownership).

         W.P. Stewart & Co., Ltd. periodically sells common shares to its employees and those of its affiliates at fair value for cash and/or installment notes. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares purchased. The principal amount of the note is payable in 28 quarterly installments, subject to mandatory payment in full upon termination of employment. Shares vest in 28 equal quarterly installments. Unvested shares are, and vested shares may be, repurchased from the employee upon termination. Different, but substantially equivalent, terms may apply in respect of individuals employed in certain countries outside Bermuda and the United States.

Item 7.  Major Shareholders and Related Party Transactions

         A. Major Shareholders

         The following table presents information regarding the beneficial ownership of our common shares as of March 20, 2001 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

     Name                                Number              Percentage
     ----                                ------              ----------
     WPS II, Inc.                      19,775,834              41.00%

         The above-listed beneficial owner has the same voting rights per share as all other holders of common shares; however, our bye-laws specifically exempt such holder from the limitations on voting power that may apply to other holders if they become owners of more than a specified percentage of common shares. See
Item 3 D under the caption "Key Information -- Risk Factors -- Our bye-laws restrict shareholders' voting rights."

         WPS II, Inc. sold 9,545,602 shares in the initial public offering of shares of W.P. Stewart & Co., Ltd. Prior to the offering, WPS II, Inc. held 61.96% of our shares.

         As of March 13, 2001, we had 154 shareholders of record, of which 116, owning approximately 93% of our common shares, were U.S. persons.

         B. Related Party Transactions

         In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our officers and directors, have entered into loan agreements with, and signed promissory notes to us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such stock purchases, Messrs. Russell, Breeden, Smith, Henderson, Ryan, Macri, Allison and Target have entered into loan agreements with, and signed promissory notes to, the Stewart Group. Each of these loans accrues interest at a rate of 10% per annum. As of December 31, 2000, the aggregate amount outstanding under these loan agreements and promissory notes for each of the above-named directors and executive officers was, respectively: $805,083, $41,832, $44,293, $808,000,
$834,940, $834,940, $0 and $664,821. The largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2000 for each of the above-named directors and executive officers was, respectively: $2,239,435, $54,136, $54,136, $1,125,000, $989,083, $989,083, $545,954 and $843,750. In addition, in connection with the 1999 acquisition by W.P. Stewart & Co., Ltd. of a 50% interest in TPRS Services N.V., the sellers, in which Mr. Rubingh is a principal, signed a promissory note to W.P. Stewart Asset Management Ltd. in the principal amount of $2,750,000. The note, which accrued interest at the rate of 6.625% per annum, was secured by the W.P. Stewart & Co., Ltd. common shares received in the acquisition. The note was repaid in full during December 2000.

         The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amounts were approximately $184,900 for the year ended December 31, 2000. We believe that the reimbursement amounts that we receive from Mr. Stewart for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

         W.P. Stewart & Co., Ltd. owns 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Deputy Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable in 2004 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to payments in connection with our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $520,900 for the year ended December 31, 2000. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, an affiliate of Bowen Asia Limited, which will entitle us to receive solicitation fees for client referrals to Bowen Capital Management. Total fees under the terms of this agreement were $30,539 for the year ended December 31, 2000.

         Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of the four adult children of Mr. Stewart; Mr. Stewart serves as President, and Mr. Gregory
S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. We paid fees to Shamrock Aviation, Inc. in the amount of $2,302,000 for the year ended December 31, 2000. In February 1999, we entered into an agreement with Shamrock Aviation, Inc. in which Shamrock Aviation, Inc. agreed to delay the sale of an aircraft owned by Shamrock Aviation, Inc. so that such aircraft will continue to be available for use in our business. At the same time, Shamrock Aviation, Inc. agreed to release W.P. Stewart & Co., Inc. from any and all obligations to participate in the purchase of an additional aircraft for approximately $37 million, delivery of which is scheduled for 2001. In return, we have agreed to indemnify Shamrock Aviation, Inc. for any loss in value of the aircraft that Shamrock Aviation, Inc. has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of the agreement was estimated to be $27 million. Based upon an appraisal received from Mike Berger & Associates on January 18, 2001, we do not believe that this agreement will have any material adverse effect on our financial condition or results of operations. We have an agreement pursuant to which an entity affiliated with Shamrock Aviation, Inc. has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include approximately $2,141,700 for the year ended December 31, 2000. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

         W.P. Stewart Fund Management Limited serves as the investment manager to an Irish fund solely managed by WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a son of Mr. William P. Stewart. The Stewart Group has no ownership interest in either the Irish fund or WPS Investissements S.A. W.P. Stewart Fund Management Limited collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $327,711 for the year ended December 31, 2000. In addition, we pay to WPS Investissements S.A. a portion of the brokerage commissions charged to the fund from securities transactions for such fund. Such commissions amounted to $20,089 for the year ended December 31, 2000. We believe that the fees and commissions that we pay to WPS Investissements S.A. are as favorable as the fees and commissions we would pay to an unaffiliated party in a similar transaction.

         W.P. Stewart & Co., Ltd. believes, upon advice of Nixon Peabody LLP, special tax counsel, that, at the time of our merger with our U.S. predecessor company, WPS II, Inc. qualified as an S corporation and our U.S. predecessor company qualified as a "qualified subchapter S subsidiary" for U.S. federal income tax purposes and that, accordingly, W.P. Stewart & Co., Ltd. incurred no U.S. tax liability as a result of the Bermuda merger. Notwithstanding such belief, WPS II, Inc. has agreed to indemnify W.P. Stewart & Co., Ltd. for any harm suffered by W.P. Stewart & Co., Ltd. arising from any U.S. tax liability imposed upon W.P. Stewart & Co., Ltd. as a result of our merger with our U.S. predecessor company. In addition, certain stockholders of WPS II, Inc. have agreed to severally guarantee their proportionate shares of the indemnity obligation of WPS II, Inc. based on their interests in WPS II, Inc. at the time of the merger, representing an aggregate of approximately 92% of the amount which may be payable by WPS II, Inc. under the indemnity.

         We pay TPRS Services N.V. fees for marketing services. These fees amounted to approximately $5,694,885 for the year ended December 31, 2000. Inter-company eliminations of approximately $2,847,443 resulting from our 50% ownership in TPRS Services N.V. up to December 29, 2000, resulted in a net expense to W.P. Stewart & Co., Ltd. of $2,847,442 for the year ended December 31, 2000.

         We pay TPR & Partners NV fees for marketing and client account services. One of the principals of TPR & Partners NV, Peter Jan Rubingh, became Deputy Managing Director of W.P. Stewart & Co., Ltd. in January 2001. Commencing in 2001, we have agreed to similarly pay fees for such services to Carl Spangler Kapitalanlagegesellschaft mbH, which is owned by Heinrich Spangler, one of our directors.

         Certain directors of W.P. Stewart & Co., Ltd. have served as directors of funds from which we have received investment advisory fees and commissions. Such fees and commissions were $11,629,389 for the year ended December 31, 2000.

         Included in receivables from affiliates is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $17,416 due from Kirk Management Ltd., a 40% unconsolidated affiliate. The loan has no fixed repayment date.

         In connection with the initial public offering completed in December 2000, we have been reimbursed by the selling shareholders in the amount for $2,500,000.

         C. Interests of Experts and Counsel

         Not Applicable.

Item 8.  Financial Information

         A. Consolidated Statement and Other Financial Information

         See pages F-1 to F-22.

         We currently have no pending litigation of a material nature.

         The holders of our common shares are entitled to receive on a pro rata basis such dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the

Companies Act 1981 of Bermuda, which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:

         o W.P. Stewart & Co., Ltd. is, or would after the dividend payment be, unable to pay its liabilities as they become due; or

         o the realizable value of W.P. Stewart & Co., Ltd.'s assets after such payment would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

         W.P. Stewart & Co., Ltd.'s ability to declare dividends on the common shares may also be limited by regulatory restrictions derived from the net capital rules of various regulatory bodies applicable to W.P. Stewart & Co., Ltd. and its subsidiaries. Rights to dividends and distributions that have not been claimed within six years after the date on which they were declared revert to W.P. Stewart & Co., Ltd.

         We have a policy of declaring quarterly dividends on the common shares. We expect that the amount of those dividends will be determined as approximately 60% of earnings. We paid a dividend of $0.30 per share in January 2001 and currently anticipate similar dividends in April, July and October of this year. However, the declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

         B. Significant Changes

         Not Applicable

Item 9.  The Offer and Listing

         Not Applicable, except for Items 9A(4) and 9C.

         Trading Markets

         Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. Prior to December 8, 2000, there was no established market for our common shares. On March 23, 2001, the last reported sale price for our common shares on the New York Stock Exchange was $21.40 per share. As of that date there had been no trading of the shares on the Bermuda Stock Exchange.


                                                 New York Stock Exchange
                                                 -----------------------
Period                                           High               Low
------                                           ----               ---
December 8 - 31, 2000                          27.2500            21.5000

January 2001                                   29.6250            24.0000

February 2001                                  28.4000            22.8000

March 1 - 23, 2001                             27.0000            20.5000

Item 10. Additional Information

         A. Share Capital

         Not Applicable.

         B. Memorandum and Articles of Association

         Organization and Register

         W.P. Stewart & Co., Ltd. is a company incorporated under the Companies Act 1981 of Bermuda. It is registered in the Register maintained by the Bermuda Registrar of Companies under the entry number "EC25146."

         Objects and Purposes

         Clause 6 of our Memorandum of Association states that W.P. Stewart & Co., Ltd. was formed for the following objects:

         o To carry on business as a holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debentures, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, whether in Bermuda or elsewhere, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of our investments for the time being;

         o To acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;

         o To co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or hereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, us within the meanings respectively assigned to those terms in the Companies Act 1981 or, with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which we may be or may become associated;

         o To act as sponsors or representatives for any company, unit trust, partnership or other entity seeking a listing of its shares, units or other instruments on any stock exchange, and to act as agent or representative of any company listed on any stock exchange and to arrange and sponsor public and private issues of shares and loan capital and to negotiate and underwrite such issues;

         o To act as agents for the sale and purchase of any stocks, shares or securities, or for any other monetary or mercantile transaction and as managers and investment advisers for any company, partnership, public or private body, association, individual or entity wherever incorporated, formed or based outside Bermuda and, with the prior permission in writing of the Minister of Finance for any person or any class or group of persons incorporated, formed or based in Bermuda;

         o To act as underwriters, sponsors and agents for any government and other authority and, for any person and, with the prior permission in writing of the Minister of Finance, any person incorporated, formed or based in Bermuda;

         o To provide financial services, advice and facilities of every description, including (but without limiting the generality of the foregoing words) all these capable of being provided by stockholders, stockjobbers, promoters and managers of investment vehicles, investment media, financial advisers, underwriters and issuing houses to any person and, with the prior permission in writing of the Minister of Finance, any persons incorporated, formed or based in Bermuda;

         o To invest the funds of or available to us in the share or loan capital of any other company, partnership or other enterprise wherever incorporated, formed or carrying on business, and in the bonds or other obligations of any authority, undertaking or corporation, whether public or private; and

         o As set forth in paragraphs (b) to (n) and (p) to (u) inclusive in the Second Schedule to the Companies Act 1981.

         Directors' Interests

         Pursuant to the terms of clause 96 of our bye-laws, a director shall not vote at a meeting of the board of directors or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest unless such interest arises only because the situation falls within one or more of the following:

         o the resolution relates to our giving the director a guarantee, security or indemnity in respect of a liability incurred by him for our benefit;

         o the resolution relates to our giving a third party a guarantee, security or indemnity in respect of an obligation of ours for which the director has assumed responsibility under a guarantee or indemnity or by the giving a security;

         o the director's interest arises in relation to the subscription or purchase by him of our securities pursuant to a general offer to our shareholders or to the public;

         o the director's interest arises from being a participant in the underwriting of any of our securities;

         o the resolution relates to a proposal concerning another corporation in which he holds less than 1% of the shares;

         o the resolution relates to a retirement benefits scheme which has been approved by the authorities of any country for tax purposes;

         o the resolution relates to any contract or arrangement for the benefit of our employees and does not provide the director any advantage or privilege not accorded to the employees; or

         o any proposal concerning any insurance which we are empowered to purchase for the benefit of any of our directors.

         The board of directors may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of our undertaking, property and assets and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any other person.

         Shareholders' Rights

         The holders of our common shares are entitled to receive on a pro rata basis such dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:

         o W.P. Stewart & Co., Ltd. is, or would after the dividend payment be, unable to pay its liabilities as they become due; or

         o the realizable value of W.P. Stewart & Co., Ltd.'s assets after such payment would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

         W.P. Stewart & Co., Ltd.'s ability to declare dividends on the common shares may also be limited by regulatory restrictions derived from the net capital rules of various regulatory bodies applicable to W.P. Stewart & Co., Ltd. and its subsidiaries. Rights to dividends and distributions that have not been claimed within six years after the date on which they were declared revert to W.P. Stewart & Co., Ltd.

         Subject to the provisions set forth below and any other special rights or restrictions as to voting for the time being attached to any class of shares by or in accordance with our bye-laws, at any general meeting on a poll, every shareholder who is present in person or by proxy shall have one vote for every common share of which such person is the holder. Most matters to be approved by holders of common shares require approval by a simple majority vote of the common shares represented at the shareholders' meeting. A resolution passed by the holders of a majority of the issued common shares either in person or by proxy at a general meeting is required to approve an amalgamation with another company. Shareholders do not have cumulative voting rights. Shareholders have the power to elect directors, appoint auditors and make changes in the amount of authorized share capital of W.P. Stewart & Co., Ltd. The current maximum number of directors is 10; however seven directors have been elected. All directors are elected at each annual general meeting, except that the board of directors may fill interim vacancies (including the vacancies caused by the difference between the maximum and actual numbers of directors) between general meetings.

         Our bye-laws limit the voting power of natural persons to 5% of all votes attributable to our outstanding shares (including the common shares) and the voting power of other entities, "groups" (as defined in the Securities Exchange Act of 1934) and persons other than natural persons to 9.5% of the votes attributable to our outstanding shares. These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

         o    WPS II, Inc.;

         o Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering; and

         o Additional persons, entities or groups that are designated by our board of directors either before or after our initial public offering.

         The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold.

          However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. This voting limitation was put in place to reduce the likelihood of our becoming a controlled foreign corporation for U.S. tax purposes. See Item 3D under the caption "Risk Factors -- Our U.S. tax status could be challenged..." and Item 10 E under the caption "Taxation -- United States -- Controlled Foreign Corporation Rules" for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.

         Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares (including the common shares). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:

         o    WPS II, Inc. or its affiliates;

         o    Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

         o New or existing employee benefit plans of W.P. Stewart & Co., Ltd., as may be designated by our board of directors either before or after our initial public offering; and

         o Other persons, entities or groups that are designated by our board of directors either before or after our initial public offering.

         If W.P. Stewart & Co., Ltd. is wound up, the liquidator may, with the sanction of a resolution of shareholders, divide among the shareholders in kind all or part of our assets and may, with that sanction, vest all or part of the assets in trustees of trusts for the benefit of the shareholders in the liquidator's discretion, provided that a shareholder may not be compelled to accept any securities or other assets which would subject that shareholder to liability.

         Changes in Shareholders' Rights

         Any change in the rights relating to the common shares requires either the adoption of a resolution by the holders of a majority of the common shares at a duly held meeting of the common shareholders of W.P. Stewart & Co., Ltd. or the written consent of the holders of not less than 75% of the common shares.

         General Meetings of Shareholders

         The annual general meeting of shareholders shall be held at such time and place as the board of directors shall appoint. The board may convene special general meetings of shareholders on its own initiative or when requisitioned by shareholders in accordance with applicable Bermuda law. Under the Companies Act 1981 of Bermuda, the directors of the Company are required, on the request of shareholders holding not less than 10% of the paid-up voting share capital of the Company, to convene a special general meeting of the Company for the purpose stated in the request.

         The quorum required for a meeting of shareholders consists of at least two shareholders present in person or by proxy representing not less than one-third in nominal value of the total issued common shares. Shareholders' meetings are convened upon advance notice of at least 14 days.

         No Limitation on Foreign Ownership

         There are no limitations under Bermuda law or our memorandum of association on the rights of persons who are not citizens or residents of Bermuda, as such, to hold or vote our shares.

         Change in Control

         There are no provisions in our memorandum of association or bye-laws that would have the effect of delaying, deferring or preventing a change in control of W.P. Stewart & Co., Ltd. and that would only operate with respect to an amalgamation, acquisition or corporate restructuring involving it or any of its subsidiaries.

         Disclosure of Share Holdings

         Our bye-laws do not require shareholders to disclose their shareholdings.

         As an exempted company, W.P. Stewart & Co., Ltd. is exempted from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but, as an exempted company, we may not, except with the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance of Bermuda, participate in certain business transactions including:

         o the acquisition or holding of land in Bermuda (except as required for our business and held by way of lease or tenancy for terms of not more than 50 years or with the consent of the Minister of Finance of Bermuda, as required to provide accommodation or recreational facilities for our employees and held by way of lease or tenancy for terms of not more than 21 years);

         o the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Minister of Finance of Bermuda;

         o the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

         o the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in furtherance of the business of W.P. Stewart & Co., Ltd. carried on outside Bermuda.

         C. Material Contracts

         Pursuant to an agreement to which we became party on October 30, 1998, shareholders of W.P. Stewart & Co., Ltd. who currently own or control approximately 20% of the outstanding common shares have certain demand and piggyback registration rights with respect to their common shares. The demand registration rights will only be available if a sufficient number of shareholders with similar rights join in the request so that at least 15% of the outstanding common shares are to be registered; and the offerings will be firm commitment underwritten offerings.

         W.P. Stewart & Co., Ltd. exchanged 1,200,000 of its shares for all of the issued and outstanding capital stock of First Long Island Investors, Inc. (now known as W.P. Stewart Asset Management (NA),

Inc.) pursuant to a share exchange agreement dated March 1999 with First Long Island Holdings, LLC. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by First Long Island Investors, Inc., W.P. Stewart & Co., Ltd. will automatically repurchase up to 20% of the 1,200,000 shares, for BD$0.001 per share, on each of January 1, 2002 and January 1, 2003. The agreement imposes certain restrictions on transfers of shares by First Long Island Holdings, LLC.

         W.P. Stewart & Co., Ltd. exchanged 1,152,000 of its shares for 50% of the issued and outstanding capital stock of TPRS Services N.V. pursuant to a share exchange agreement dated as of May 19, 1999 with TPR & Partners NV and TPR Curacao N.V. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by TPRS Services N.V., W.P. Stewart & Co., Ltd. will automatically repurchase up to 20% of the 1,152,000 shares, for BD$0.001 per share, on each of January 1, 2002 and January 1, 2003. W.P. Stewart & Co., Ltd. exchanged 814,000 of its shares for the remaining 50% of the issued and outstanding shares of TPRS Services N.V. pursuant to a share exchange agreement with TPR & Partners NV, dated as of December 29, 2000. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by TPRS Services N.V., W.P. Stewart & Co., Ltd. will automatically repurchase up to 20% of the 814,000 shares, for US$0.001 per share, on each of July 1 of 2001, 2002, 2003 and 2004. The agreement imposes certain restriction on transfers of shares by TPR & Partners NV and TPR Curacao N.V.

         W.P. Stewart & Co., Ltd. exchanged 898,831 of its shares for all of the issued and outstanding shares of NS Money Management Ltd. pursuant to a share exchange agreement dated as of June 1, 1999 with Stewart Notz Stucki Ltd. The parties also entered into a stock call agreement under which, if certain performance criteria are not met by NS Money Management Ltd., W.P. Stewart & Co., Ltd. will automatically repurchase up to 179,766 of the W.P. Stewart & Co., Ltd. shares for US$0.001 per share, on each of January 1, 2002 and January 1, 2003.

         Pursuant to an agreement with Bowen Asia Limited and its shareholders, dated as of June 30, 1999, W.P. Stewart & Co., Ltd., increased its total investment in Bowen Asia Limited from 21.9% to 40%. The price of this increase was $500,000 and 27,769 of our shares. We have the option (exercisable from June 30, 2004 to June 30, 2009) to purchase such number of shares of Bowen as would increase our ownership to 50.1% of Bowen's issued and outstanding shares. If we exercise this option, the Bowen shareholders will have the option to put their remaining shares in Bowen to us. In either case the option price per share would equal 15 times Bowen's trailing four quarters' after-tax earnings (or, if greater, $10 million in the case of our purchase option), divided by the number of outstanding Bowen shares. The agreement imposes limitations on any transfers or issuances of Bowen shares. If there is a change of control of W.P. Stewart & Co., Ltd., Bowen has the right to repurchase all Bowen shares then owned by W.P. Stewart & Co., Ltd. Bowen and its shareholders have a right of first refusal in the event we propose to sell any of our Bowen shares. The agreement also calls for us to have representation on Bowen's board of directors and imposes limitations on distributions or dividends to Bowen shareholders until after June 30, 2002.

         By agreement dated as of December 7, 2000, WPS II, Inc. agreed to indemnify W.P. Stewart & Co., Ltd. for any harm suffered by W.P. Stewart & Co., Ltd. arising from any U.S. tax liability imposed upon W.P. Stewart & Co., Ltd. as a result of our merger with our U.S. predecessor company. In addition, certain stockholders of WPS II, Inc. have agreed to severally guarantee their proportionate shares of the indemnity obligation of WPS II, Inc. based on their interests in WPS II, Inc. at the time of the merger, representing an aggregate of approximately 92% of the amount which may be payable by WPS II, Inc. under the indemnity. WPS II, Inc. also has agreed to continue to own at least 7,000,000 of our shares during the period of the indemnity.

         D. Exchange Controls

         Because we have been designated as non-resident in Bermuda for exchange control purposes, there are no restrictions on our ability to transfer funds in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our shares, other than in local Bermuda currency.

         E. Taxation

         The following summary describes the principal tax consequences under U.S. federal income tax law and the laws of Bermuda of the ownership and disposition of the common shares. Except where otherwise noted, this summary does not describe any tax consequences arising under the law of any State, locality or taxing jurisdiction other than Bermuda or the U.S. federal government. There is no income tax treaty between Bermuda and the United States.

         The discussion below is based upon the nature and conduct of our business, which may change, and upon our understanding of our position under the tax laws of the various countries in which we have assets or conduct activities, which position is subject to review and possible challenge by taxing authorities and to possible changes in law, which may have retroactive effect.

         Bermuda

         We have obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended), an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to the shares, debentures or other obligations of W.P. Stewart & Co., Ltd., until March 28, 2016. Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments thereunder.

         United States

         This summary is based on the Internal Revenue Code, Treasury regulations and rulings promulgated thereunder and judicial decisions in effect or available on the date of this Annual Report. All of the foregoing are subject to change with or without retroactive effect, which could affect the continued accuracy of this summary. No advance rulings have been or will be sought from the IRS regarding the matters discussed in this Annual Report. Accordingly, you are urged to consult your tax adviser to determine the U.S. federal, state, local and foreign income and other tax consequences to you of acquiring, holding and disposing of common shares.

         U.S. Holders. As used in this section, the term "U.S. person" means for U.S. federal income tax purposes:

         o a citizen or resident of the United States or any political subdivision thereof;

         o a corporation or partnership created or organized in the United States or under the laws of the United States or of any State; or

         o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

         The term "U.S. holder" means a person, a holder or a beneficial owner of common shares who is a U.S. person. A "non-U.S. holder" is any holder who is not a U.S. holder.

         In general, U.S. holders will include dividends in income, in accordance with their method of accounting, as ordinary income. Assuming the common shares are held as a capital asset, gain or loss on a subsequent sale or other taxable disposition of the stock will be a capital gain or loss, which will be long term if such stock is held for more than one year. At least a portion of any dividend will constitute foreign source dividend income, which may be relevant for a U.S. holder's foreign tax credit limit computation.

         Passive Foreign Investment Company Rules. W.P. Stewart & Co., Ltd., based on the nature of its assets and income, does not believe it should currently be classified as a "passive foreign investment company" (as defined below). However, it is possible, though W.P. Stewart & Co., Ltd. believes it unlikely, that W.P. Stewart & Co., Ltd. could be classified as a passive foreign investment company in the future.

         A foreign corporation will be treated as a passive foreign investment company if either 75% or more of its gross income is "passive income" or at least 50% of the average percentage of its assets are assets which produce or are held for the production of "passive income" (hereinafter "passive assets"). "Passive income" is generally defined as any income included in the definition of "foreign personal holding company income" under Section 954(c) of the Internal Revenue Code. Among these items are income consisting of:

         o    dividends, interest, rent, royalties; and

         o gains and losses from the sale of property giving rise to the income described in the preceding item, as well as other types of income not here relevant.

         For these purposes, cash held by a foreign corporation generally constitutes a passive asset, but trade or service receivables resulting from a business which produces non-passive income does not. Intangibles that produce identifiable types of income (including goodwill) are similarly characterized in terms of the type of income they produce. A foreign corporation owning at least 25% by value of the stock of another corporation is treated, for purposes of passive foreign investment company classification, as if it held its proportionate share of such corporate assets and received directly its proportional share of such corporation's income.

         If a foreign corporation constitutes a passive foreign investment company, any U.S. person holding any amount of stock in such corporation will generally be subject to an interest charge on "excess distributions" of the passive foreign investment company. Alternatively, such U.S. person may elect to be taxed currently on its share of passive foreign investment company income by being treated as receiving a distribution of its pro rata share of the passive foreign investment company earnings and profits. A U.S. person may also make a "mark-to-market" election with respect to "marketable" passive foreign investment company stock to recognize (at the close of each taxable year) any excess of the fair market value of such stock over its adjusted basis as ordinary income and any excess of the adjusted basis of such stock over its fair market value as ordinary loss.

         Controlled Foreign Corporation Rules. Our bye-laws contain provisions which attempt to prevent us from becoming a "controlled foreign corporation." Specifically, the provisions restrict the voting rights associated with voting shares in the case of any shareholder who acquires sufficient shares to become a U.S. Shareholder (as defined below) if the effect of such acquisition would be to cause us to become a controlled foreign corporation. In any event, the controlled foreign corporation rules will not apply to a U.S. holder that never owns 10% or more of the common shares.

         In general, a foreign corporation will constitute a controlled foreign corporation if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is held, directly or indirectly, by "U.S. Shareholders." A "U.S. Shareholder", for this purpose, is any person that is a U.S. person for U.S. federal income tax purposes that possesses 10% or more of the combined voting power of all classes of shares of a corporation. Neither W.P. Stewart & Co., Ltd. nor any of its foreign affiliates is a controlled foreign corporation.

         If W.P. Stewart & Co., Ltd. (or any foreign affiliate) were in the future to constitute a controlled foreign corporation, a U.S. Shareholder of W.P. Stewart & Co., Ltd. would be treated, subject to certain exceptions, as receiving a dividend at the end of our taxable year in an amount equal to that person's pro rata share of the "subpart F income" and certain U.S. source income of W.P. Stewart & Co., Ltd. (or any controlled foreign corporation foreign affiliate), whether or not distributed. Among other items, and subject to certain exceptions, "subpart F income" includes dividends, interest, annuities, gains from the sale of shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties. If W.P. Stewart & Co., Ltd. (or any foreign affiliate) were in the future to constitute a controlled foreign corporation, we believe only a relatively small portion of our income would be subpart F income.

         In addition, however, if a U.S. person owning 10% or more of the combined voting power of all classes of stock entitled to vote of a controlled foreign corporation sells or exchanges such stock, the gain recognized is treated as ordinary dividend income (and not capital gain) to the extent of the earnings and profits of such corporation accumulated after December 31, 1962 and during the period(s) the stock was held by such U.S. person while such foreign corporation was a controlled foreign corporation.

         If W.P. Stewart & Co., Ltd. were treated as a controlled foreign corporation, a U.S. Shareholder of W.P. Stewart & Co., Ltd. would be taxable on the subpart F income of W.P. Stewart & Co., Ltd. under rules described in the preceding paragraph and not under the passive foreign investment company rules previously described.

         Backup Withholding. A U.S. holder of common shares may, under certain circumstances, be subject to "backup withholding" at the rate of 31% with respect to dividends paid on the common shares or the proceeds of sale, exchange or redemption of common shares unless such U.S. holder:

         o is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact; or

         o provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

         Any amount withheld under these rules will be creditable against the U.S. holder's U.S. federal income tax liability. A U.S. holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Assuming proper shareholder information is provided, we believe that back-up withholding will not be required.

         Non-U.S. Holders. Dividends paid by foreign corporations are treated as income from U.S. sources and subject to withholding at a rate of 30% if 25% or more of the foreign corporation's gross income for the three-year period (or such part of the period such corporation was in existence) ending with the close of its taxable year preceding the declaration of such dividend was effectively connected (or treated as effectively connected) with the conduct of a U.S. trade or business, but only in an amount that bears the same ratio to the dividend as the gross income which is effectively connected with a U.S. trade or business bears to the foreign corporation's gross income from all sources. The Internal Revenue Code provides, however, that if a foreign corporation is "subject to" the branch profits tax, then the above-described withholding tax does not apply.

         Accordingly, because W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd., if more than 25% of their gross income were deemed connected with the United States, will be subject to the branch profits tax we do not believe that non-U.S. holders will be subject to the 30% withholding tax.

         Moreover, gains and losses on the sale or exchange of common shares generally will not be subject to U.S. income or withholding tax unless:

         o in the case of a non-U.S. holder who is an individual, such non-U.S. holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition (in which case such individual may be taxed as a U.S. holder in any event); or

         o any gain is effectively connected with the non-U.S. holder's trade or business in the United States.

         The value of common shares should not be includible in the gross estate of any individual non-U.S. holder for purposes of determining such non-U.S. holder's liability, if any, for U.S. estate tax on non-resident alien individuals.

         F. Dividends and Paying Agents

         Not Applicable.

         G. Statements by Experts

         Not Applicable.

         H. Documents on Display

         You may read and copy any documents filed by W.P. Stewart & Co., Ltd. at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also access our filings electronically at www.sec.gov. Although we make many of our filings with the SEC electronically, as a foreign private issuer we are not obligated to do so. Our filings with the SEC are also available to the public through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the common shares are listed.

         I. Subsidiary Information

         Not Applicable

Item 11. Qualitative and Quantitative Disclosures About Risk

         Not Applicable

Item 12. Description of Securities Other Than Equity Securities

         Not Applicable.

                                    Part II.

Item 13. Default, Dividend Arrearages and Delinquencies

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                    Part III.

Item 17. Financial Statements

         See pages F-1 through F-22, incorporated herein by reference.

Item 18. Financial Statements

         Not Applicable

Item 19. Exhibits

       1.1*     Memorandum of Association

       1.2*     Bye-Laws

       2.1**    Form of Stock Certificate

       4.1* 1996 Shareholders Agreement among Global Reach, Limited and Shareholders of Global Reach Limited

       4.2* Share Exchange Agreement, dated March 1999, between W.P. Stewart & Co. Ltd. and First Long Island Holdings, LLC

       4.3* Share Exchange Agreement, dated as of May 1999, among W.P. Stewart & Co. Ltd., TPR & Partners NV and TPR Curacao N.V.

       4.4* Share Exchange Agreement, dated as of June 1, 1999, between W.P. Stewart & Co. Ltd. and Stewart Notz Stucki Ltd.

       4.5* Purchase Agreement, dated as of June 30, 1999, between W.P. Stewart & Co., Ltd. and Bowen Asia Limited.

       4.6*** Indemnity Agreement by WPS II, Inc. and the Guarantors thereunder in favor of W.P. Stewart & Co., Ltd.

       4.7 Share Exchange Agreement, dated as of December 29, 2000, between W.P. Stewart & Co., Ltd. and TPR & Partners NV

       4.8      Amendment to 1996 Shareholder Agreement

       8.1      Subsidiaries of the Registrant

----------
* Previously filed on November 21, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420)

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Statement on Form 8-A/A (011-16245).

*** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420)

Index To Combined / Consolidated
Financial Statements

                                                                       Page

Combined/Consolidated Financial Statements as of and for the three years ended December 31, 2000, 1999 and 1998
Report of Independent Accountants                                       F-2
Consolidated Statements of Financial Condition                          F-3
Combined/Consolidated Statements of Operations                          F-4
Combined/Consolidated Statements of Changes in
  Shareholders' Equity                                                  F-5
Combined/Consolidated Statements of Cash Flows                          F-6
Notes to the Combined/Consolidated Financial Statements              F-7 to F-21

                        Report of Independent Accountants

To the Board of Directors and
Shareholders of W.P. Stewart & Co. Ltd.

In our opinion, the accompanying consolidated statements of financial condition and the related combined/consolidated statements of operations and changes in shareholders' equity and of cash flows appearing on pages F-3 through F-22 present fairly, in all material respects, the financial position of W.P. Stewart & Co. Ltd. and its subsidiaries and predecessors (the "Company") at December 31, 2000, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits on these financial statements in accordance with auditing standards generally accepted in the United States of America, which require we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers

Chartered Accountants
Hamilton, Bermuda
February 14, 2001

                            W.P. Stewart & Co., Ltd.
                 Consolidated Statements of Financial Condition
                        December 31, 2000, 1999 and 1998

                                                                                  2000                 1999                  1998
                                                                                  ----                 ----                  ----
Assets:
Cash and cash equivalents                                                   $  56,764,420         $ 24,791,813         $  9,132,255
Fees receivable                                                                 3,277,399            2,124,435            4,452,611
Fees receivable - affiliates                                                    2,718,058            1,271,211               53,850
Receivable from broker-dealer                                                   1,605,520            2,187,133            2,326,223
Investments in unconsolidated affiliates (net of
    accumulated amortization of $0, $135,334 and $0
    for 2000, 1999 and 1998, respectively)                                      3,649,298            7,189,982            1,261,454
Receivables from affiliates, net                                                  318,755              249,005              125,465
Investments, available for sale (cost $575,140,
    $571,840 and $571,840 for 2000, 1999 and 1998,
    respectively)                                                               1,025,458              589,710              607,580
Investment in aircraft (net of accumulated
    depreciation of $8,706,682, $3,208,316 and $0 for
    2000, 1999 and 1998, respectively)                                         13,744,793           19,243,159           20,682,075
Goodwill (net of accumulated amortization of
    $691,120, $97,714 and $0 for 2000, 1999 and 1998,
    respectively)                                                              10,419,127            2,900,472                   --
Customer lists (net of accumulated amortization of
    $1,011,819, $54,107 and $0 for 2000, 1999 and
    1998, respectively)                                                        14,344,573            3,561,775                   --
Furniture, equipment and leasehold improvements (net
    of accumulated depreciation and amortization of
    $1,325,482, $676,273 and $349,440 for 2000, 1999
    and 1998, respectively)                                                     4,944,497            3,709,851            1,855,948
Interest receivable on shareholders' notes                                        366,030              536,365              380,155
Other assets                                                                    2,358,663            4,365,947            2,380,809
                                                                            -------------         ------------         ------------
                                                                            $ 115,536,591         $ 72,720,858         $ 43,258,425
                                                                            =============         ============         ============
Liabilities and Shareholders' Equity:
Liabilities:
    Loans payable                                                           $  18,646,226         $ 19,157,645         $ 17,340,000
    Employee compensation and benefits payable                                    447,973            1,781,169                   --
    Marketing fees payable                                                      2,261,591            2,010,470            1,554,664
    Marketing fees payable - affiliates                                         1,274,955            1,848,084              416,093
    Taxes payable                                                               1,324,017            2,102,072            3,404,000
    Professional fees payable                                                   3,448,332            2,832,234            2,389,685
    Dividends payable                                                              10,643               59,853                   --
    Accrued expenses and other liabilities                                      5,291,236            4,028,149            1,074,351
                                                                            -------------         ------------         ------------
                                                                               32,704,973           33,819,676           26,178,793
                                                                            -------------         ------------         ------------
Commitments and contingencies
Shareholders' equity:
    Common shares  (see Notes 1 and 2)
      $0.001 par value (125,000,000 shares
      authorized, 47,912,112, 47,225,336 and
      43,255,656 shares issued and outstanding for
      2000, 1999 and 1998, respectively)                                           47,912               47,225               43,256
    Subscriptions for common shares                                             4,036,200                   --                   --
    Additional paid-in-capital                                                101,482,513           81,646,968           37,069,794
    Contingently returnable shares (2,601,699,
      2,600,665 and 0 shares for 2000, 1999 and 1998,
      respectively)                                                           (35,541,596)         (28,061,175)                  --
    Accumulated other comprehensive income                                        217,413              (13,920)                  --
    Retained earnings                                                          31,630,834           10,922,661            1,998,118
                                                                            -------------         ------------         ------------
                                                                              101,873,276           64,541,759           39,111,168

Less: shareholders' notes receivable                                          (15,005,458)         (25,640,577)         (22,031,536)
Less: subscriptions receivable                                                 (4,036,200)                  --                   --
                                                                            -------------         ------------         ------------
                                                                               82,831,618           38,901,182           17,079,632
                                                                            -------------         ------------         ------------
                                                                            $ 115,536,591         $ 72,720,858         $ 43,258,425
                                                                            =============         ============         ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                Combined/Consolidated Statements of Operations
              For the Years Ended December 31, 2000, 1999 and 1998

                                                                            2000                    1999                    1998
                                                                            ----                    ----                    ----
Revenue:
  Fees                                                                  $149,350,452            $153,306,676            $121,043,040
  Commissions                                                             48,273,444              35,510,982              27,574,389
  Interest and other                                                       5,679,876               4,500,782               3,662,084
                                                                        ------------            ------------            ------------
                                                                         203,303,772             193,318,440             152,279,513
                                                                        ------------            ------------            ------------
Expenses:
  Employee compensation and benefits                                      38,545,634              37,385,006              29,718,220
  Marketing fees                                                          10,581,144              13,915,886              11,480,163
  Commissions, clearance and trading                                       9,411,648               7,973,290               7,743,118
  Research and administration                                             14,522,756              13,774,753              11,194,758
  Depreciation and amortization                                            7,537,669               3,917,782                 493,581
  Other operating                                                         12,529,425              13,187,190              10,429,558
                                                                        ------------            ------------            ------------
                                                                          93,128,276              90,153,907              71,059,398
                                                                        ------------            ------------            ------------
Income before taxes                                                      110,175,496             103,164,533              81,220,115

Provision for taxes                                                       11,029,612               8,409,958               8,654,000
                                                                        ------------            ------------            ------------
Net income                                                              $ 99,145,884            $ 94,754,575            $ 72,566,115
                                                                        ============            ============            ============
Earnings per share:

Basic earnings per share                                                $       2.37            $       2.37            $       1.89
                                                                        ============            ============            ============
Diluted earnings per share                                              $       2.18            $       2.21            $       1.80
                                                                        ============            ============            ============


                 The accompanying notes are an integral part of
                these combined/consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
       Combined/Consolidated Statement of Changes in Shareholders' Equity
              For the Years Ended December 31, 2000, 1999 and 1998

                                                                Common Shares                                             Additional
                                                         ---------------------------                                      Paid -In
                                                         Shares               Amount            Subscriptions             Capital
                                                         ------               ------            -------------             -------
Balance at December 31, 1997                           13,995,912           $ 108,468           $        --           $  28,358,002

W.P. Stewart & Co., Inc. retired shares                (3,498,978)             (3,499)                                        3,499

Issuance of common shares, at $0.001 par value
  W.P. Stewart & Co., Ltd.                             29,321,436              29,321                                       (29,321)

Issuance of common shares, at $0.01 par value
  Capital Managers Limited Cash                         3,407,371              34,074                                       367,774

  Notes receivable                                                                                                        5,248,871

Capital Managers merger common shares
  par value adjustment                                                       (125,138)                                      125,138

W.P. Stewart & Co., Inc. merger                                                                                           2,995,831

Net income

Dividends and distributions

Issuance of common shares, at $0.001 par value
  W.P. Stewart & Co., Ltd.                                 29,915                  30

Proceeds from notes receivable for
  common shares                                       -----------           ---------           -----------           -------------

Balance at December 31, 1998                           43,255,656              43,256                    --              37,069,794

Issuance of common shares, at $0.001 par value
  Acquisitions                                          3,346,552               3,346                                    35,840,937
  Cash                                                     60,717                  60                                       708,807
  Notes receivable                                      1,144,500               1,145                                    12,735,700

Cancellation of common shares, at $0.001
  par value                                              (582,089)               (582)                                   (4,708,270)

Net income

Dividends

Other comprehensive income

Proceeds from notes receivable for
   common shares
                                                      -----------           ---------           -----------           -------------

Balance at December 31, 1999                           47,225,336              47,225                    --              81,646,968

Insurance of common shares, at $0.001 par value
  Acquisitions                                            814,000                 814                                    18,118,826
  Cash                                                     59,189                  59                                       770,582
  Notes receivable                                        107,593                 108                                     1,400,753

Subscription for common shares                                                                    4,036,200

Contingently returnable shares, no longer
  subject to repurchase                                                                                                   1,449,870

Repurchase of common shares, at $0.001 par value           (8,143)                 (8)                                     (106,012)

Cancellation of common shares, at $0.001
  par value                                              (285,863)               (286)                                   (1,798,474)

Net income

Dividends

Other comprehensive income

Proceeds from notes receivable for
  common shares

Subscriptions receivable                                                                         (4,036,200)
                                                      -----------           ---------           -----------           -------------
Balance at December 31, 2000                           47,912,112           $  47,912           $        --           $ 101,482,513
                                                      ===========           =========           ===========           =============


                 The accompanying notes are an integral part of
                these combined/consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
       Combined/Consolidated Statement of Changes in Shareholders' Equity
         For the Years Ended December 31, 2000, 1999 and 1998(continued)

                                                                          Accumulated
                                                           Contingently      Other
                                                            Returnable   Comprehensive    Retained        Notes
                                                              Shares         Income       Earnings      Receivable         Total
                                                              ------         ------       --------      ----------         -----
Balance at December 31, 1997                              $         --    $      --    $  6,712,981    $(19,562,620)  $  15,616,831

W.P. Stewart & Co., Inc. retired shares                                                                                          --

Issuance of common shares, at $0.001 par value
  W.P. Stewart & Co., Ltd.                                                                                                       --

Issuance of common shares, at $0.01 par value
  Capital Managers Limited Cash                                                                                             401,848
  Notes receivable                                                                                       (5,248,871)             --

Capital Managers merger common shares
  par value adjustment                                                                                                           --

W.P. Stewart & Co., Inc. merger                                                          (2,995,831)                             --

Net income                                                                               72,566,115                      72,566,115

Dividends and distributions                                                             (74,285,147)                    (74,285,147)
Issuance of common shares, at $0.001 par value
  W.P. Stewart & Co., Ltd.                                                                                                       30

Proceeds from notes receivable for
  common shares                                                                                           2,779,955       2,779,955
                                                          ------------    ---------    ------------    ------------   -------------

Balance at December 31, 1998                                        --           --       1,998,118     (22,031,536)     17,079,632

Issuance of common shares, at $0.001 par value
  Acquisitions                                             (28,061,175)                                                   7,783,108
  Cash                                                                                                                      708,867
  Notes receivable                                                                                      (12,736,845)             --

Cancellation of common shares, at $0.001
  par value                                                                                               4,708,852              --

Net income                                                                               94,754,575                      94,754,575

Dividends                                                                               (85,830,032)                    (85,830,032)

Other comprehensive income                                                  (13,920)                                        (13,920)

Proceeds from notes receivable for
  common shares                                                                                           4,418,952       4,418,952
                                                          ------------    ---------    ------------    ------------   -------------

Balance at December 31, 1999                               (28,061,175)     (13,920)     10,922,661     (25,640,577)     38,901,182

Insurance of common shares, at $0.001 par value
  Acquisitions                                             (14,495,712)                                                   3,623,928
  Cash                                                                                                                      770,641
  Notes receivable                                                                                       (1,400,861)             --

Subscription for common shares                                                                                            4,036,200

Contingently returnable shares, no longer
  subject to repurchase                                      7,015,291                                                    8,465,161

Repurchase of common shares, at $0.001 par value                                                                           (106,020)

Cancellation of common shares, at $0.001
  par value                                                                                               1,798,760              --

Net income                                                                               99,145,884                      99,145,884

Dividends                                                                               (78,437,711)                    (78,437,711)

Other comprehensive income                                                  231,333                                         231,333

Proceeds from notes receivable for
  common shares                                                                                          10,237,220      10,237,220

Subscriptions receivable                                                                                                 (4,036,200)
                                                         ------------    ----------    ------------    ------------   -------------

Balance at December 31, 2000                             $(35,541,596)   $  217,413    $ 31,630,834    $(15,005,458)  $  82,831,618
                                                         ============    ==========    ============    ============   =============

                 The accompanying notes are an integral part of
                these combined/consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                 Combined/Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2000, 1999 and 1998


                                                                                    2000                1999               1998
                                                                                    ----                ----               ----
Cash flows from operating activities:
  Net income                                                                   $  99,145,884       $  94,754,575       $ 72,566,115
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and amortization                                                7,537,669           3,917,782            493,581
      Equity in income of unconsolidated affiliates                                 (500,575)           (445,150)                --
  Changes in operating assets and liabilities:
      Fees receivable                                                             (2,599,811)          1,110,815           (475,098)
      Receivable from broker-dealer                                                  581,613             139,090         (1,934,043)
      Investments owned, at market                                                        --              17,870          1,935,170
      Other assets                                                                 1,794,758          (1,714,946)        (1,800,758)
      Employee compensation and benefits payable                                  (1,333,196)          1,781,169                 --
      Marketing fees payable                                                        (322,008)          1,887,797            997,059
      Taxes payable                                                                 (778,055)         (1,301,928)         3,095,500
      Professional fees payable                                                      616,098             442,549          2,018,073
      Accrued expenses and other liabilities                                       1,263,087           2,953,798           (162,092)
                                                                               -------------       -------------       ------------
         Net cash provided by operating activities                               105,405,464         103,543,421         76,733,507
                                                                               -------------       -------------       ------------
Cash flows (used in) investing activities:
  Investments in unconsolidated affiliates                                                --            (929,963)          (570,114)
  Investments, available for sale                                                     (3,300)                 --                 --
  Purchase of intangible assets                                                   (3,374,363)         (3,789,900)                --
  Receivables from affiliates, net                                                   (69,750)           (123,540)           221,393
  Investment in aircraft                                                                  --          (1,769,400)       (20,682,075)
  Purchase of furniture, equipment and leasehold improvements                     (1,858,166)         (2,276,215)          (947,756)
                                                                               -------------       -------------       ------------
         Net cash (used in) investing activities                                  (5,305,579)         (8,889,018)       (21,978,552)
                                                                               -------------       -------------       ------------
Cash flows (used for) financing activities:
  Proceeds from loans payable                                                             --           2,280,000         17,340,000
  Payments on loans payable                                                         (511,419)           (462,355)                --
  Proceeds from issuance of common shares                                            770,641             708,867            401,848
  Repurchase of common shares                                                       (106,020)                 --                 --
  Proceeds from notes receivable for common shares                                10,237,220           4,418,952          2,779,955
  Interest receivable on shareholders' notes                                         170,335            (156,210)          (105,547)
  Distributions and dividends to shareholders                                    (78,486,921)        (85,770,179)       (74,285,147)
                                                                               -------------       -------------       ------------
         Net cash (used for) financing activities                                (67,926,164)        (78,980,925)       (53,868,891)

Effect of exchange rate changes in cash                                             (201,114)            (13,920)                --
                                                                               -------------       -------------       ------------
Net increase in cash and cash equivalents                                         31,972,607          15,659,558            886,064

 Cash and cash equivalents, beginning of year                                     24,791,813           9,132,255          8,246,191
                                                                               -------------       -------------       ------------
 Cash and cash equivalents, end of year                                        $  56,764,420       $  24,791,813       $  9,132,255
                                                                               =============       =============       ============
Supplemental Disclosures of Cash Flows Information
  Cash Paid During the Period for:

         Income taxes                                                          $  10,118,293       $   7,773,786       $  5,849,535
                                                                               =============       =============       ============
         Interest expense                                                      $   1,307,480       $   1,301,584       $         --
                                                                               =============       =============       ============

Supplemental Schedule of Non-cash Investing and Financing Activities:
   As discussed in Note 2, in 2000 20% of the original shares issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,340,553, $3,124,800 and $2,999,808, respectively. In addition, as discussed in Note 2, the Company issued common shares with a fair value of $3,623,928 to acquire the remaining 50% of TPRS Services N.V. In 1999 the Company issued common shares with a fair value of $1,939,675, $ 2,589,600, $2,486,016 and $299,628 to acquire its investments in NS Money Management (Bermuda) Limited, First Long Island Investors, Inc., TPRS Services N.V. and Bowen Asia Limited, respectively.
   As discussed in Note 10, the Company issued common shares for notes receivable for the years ended December 31, 2000, 1999 and 1998, in the amounts of $1,400,861, $12,736,845 and $5,248,871, respectively, and cancelled outstanding notes of $1,798,760 and $4,708,852 for the years ended December 31, 2000 and 1999, respectively.
   At December 31, 2000 and 1999, the Company had dividends payable to shareholders of $10,643 and $59,853, respectively.
   As discussed in Note 9, the Company had subscriptions for 310,000 common shares at December 31, 2000.

                 The accompanying notes are an integral part of
                these combined/consolidated financial statements.

NOTES TO THE COMBINED/CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying combined/consolidated financial statements of W.P. Stewart & Co., Ltd., formerly Global Reach Limited, a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended ("WPS & Co., Ltd." and, together with its subsidiaries and predecessors, the "Company") are presented on a combined/consolidated basis and include the historical operations of the Company.

For the year ended December 31, 1998, the Company's combined/consolidated statement of operations includes the statement of operations of W.P. Stewart & Co., Inc. for the period from January 1, 1998 through June 30, 1998 and the consolidated statement of operations of W.P. Stewart & Co., Ltd. for the period from July 1, 1998 through December 31, 1998 combined with the consolidated statement of operations of Capital Managers Limited (formerly W.P. Stewart & Co., Ltd.) for the period from January 1, 1998 through October 31, 1998. (see
Note 2)

NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2000, 1999 and 1998, the combined/consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related securities brokerage services. The Company's revenues will fluctuate based upon the market performance of its client's investments in US and European financial markets. The background and organization of the entities presented in the Company's combined/consolidated financial statements is as follows:

The Company's subsidiaries and affiliates include:

W.P. Stewart Asset Management Ltd. ("WPSAM"), formerly W.P. Stewart & Company, Limited, a wholly-owned subsidiary, which was incorporated in Bermuda on July 10, 1995 and is an investment adviser for clients throughout the world.

W.P. Stewart Securities Limited ("WPSSL"), a wholly-owned subsidiary, incorporated as an exempt company under the laws of Bermuda on January 2, 1996. WPSSL acts as an introducing broker, clearing all transactions with, and for, customers of its affiliates on a fully-disclosed basis through an independent clearing broker. WPSSL is a registered broker-dealer under the U.S. Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers.

W.P. Stewart Fund Management Limited ("WPS Dublin"), a wholly-owned subsidiary of WPSAM, was incorporated in Ireland on January 27, 1997. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is the manager of W.P. Stewart Funds plc and W.P. Stewart Global Fund plc, two umbrella-type open-ended investment companies regulated by the Central Bank of Ireland.

W.P. Stewart & Co., Inc. ("WPSI"), formerly WPS III, Inc., which was incorporated in Delaware on May 15, 1998 and became a wholly-owned subsidiary of WPS & Co., Ltd. on June 30, 1998. WPSI is a registered investment adviser under the US Investment Advisers Act of 1940. Its principal business is to provide investment research and sub-advisory services to the Company.

W.P. Stewart & Co. (Europe), Ltd. ("WPS Europe") formerly W.P. Stewart Global Management, Ltd., is a wholly-owned subsidiary of the Company and was formed on September 14, 1998 in the United Kingdom under the laws of England and Wales, as a private limited company. WPS Europe is a member of and regulated by the Investment Management Regulatory Organisation Limited ("IMRO"). Its principal business is to provide investment research and sub-advisory services to the Company.

WPS Aviation Holdings LLC ("WPS Aviation") was formed in Delaware on November 12, 1998, and is a wholly-owned subsidiary of WPSI.

W.P. Stewart & Co., Inc. ("Historic WPS") was incorporated in Delaware on August 2, 1973. Historic WPS was a registered investment adviser under the US Investment Advisers Act of 1940 and provided investment management services to high net worth individuals and institutions from its inception until it ceased operations on June 30, 1998.

Global Reach Limited ("Global Reach"), a Bermuda holding company, was incorporated as an exempt company under the laws of Bermuda on August 16, 1996. On October 21, 1997, Global Reach changed its name to W.P. Stewart & Co., Ltd. ("WPSCL") and on March 13, 1998, WPSCL changed its name to Capital Managers Limited ("Capital Managers").

Global Consolidation Activities

On June 30, 1998, the shareholders of Historic WPS exchanged all 3,498,978 of their shares for 29,321,436 shares (an exchange ratio of 8.38:1) of WPS II, Inc. WPS II, Inc. is a holding company that is owned ratably by the former shareholders of Historic WPS. Tendered shares of Historic WPS were retired, and WPS II, Inc. thus became the sole shareholder of Historic WPS.

In an amalgamation and merger effective July 1, 1998, WPS II, Inc. transferred all of its net operating assets and the continuing investment management business of Historic WPS to WPS & Co., Ltd., the surviving entity. In exchange, WPS II, Inc. received 29,321,436 shares of WPS & Co., Ltd.

On October 30, 1998, Capital Managers merged into WPS & Co., Ltd. WPS & Co., Ltd. exchanged its shares, on a one-for-one basis, for all outstanding shares of Capital Managers and remained in existence as the surviving entity. As a result of the merger, on October 30, 1998, WPS & Co., Ltd. became the sole owner of all of the subsidiary entities of Capital Managers.

Recent Acquisitions

On May 19, 1999, the Company consummated its acquisition of 50% of the capital stock of TPRS Services N.V. ("TPRS"), a newly formed Curacao company that is engaged in marketing of investment services, in exchange for 1,152,000 common shares of the Company, subject to repurchase provisions. On December 29, 2000 the Company consummated its acquisition of the remaining 50% of TPRS in exchange for 814,000 common shares of the Company, subject to repurchase provisions.

On June 1, 1999, the Company consummated its acquisition of all of the outstanding capital shares of NS Money Management (Bermuda) Limited, currently known as NS Money Management Ltd. ("NSMM"), a Bermuda holding company, in exchange for 898,831 common shares of the Company, subject to repurchase provisions. NSMM operates as an investment adviser for clients located throughout the world.

On October 1, 1999, the Company consummated its acquisition of all of the outstanding capital stock of First Long Island Investors, Inc. ("FLII") a newly formed company engaged in marketing of investment services, in consideration for 1,200,000 common shares of the Company, subject to repurchase provisions. Operations of this entity continue under the name W.P. Stewart Asset Management
(NA), Inc.

The repurchase provisions of the TPRS, NSMM and FLII acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001,

2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates.

The recorded purchase price for each acquisition is determined by the sum of:

1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at acquisition date; and

2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and

3.  the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned contingently returnable shares) at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

The following table shows information for each acquisition as of and for the year ended December 31, 2000.

                                                                         Cash
                                                                       Dividends
                                                                        Paid on
                  Aggregate        Shares Not       Contingently      Contingently        Purchase         Intangible
                  Number of        Subject to        Returnable        Returnable           Price         Amortization
Acquisition         Shares         Repurchase          Shares            Shares          Allocation       for the Year
-----------         ------         ----------          ------            ------          ----------       ------------
TPRS              1,966,000          623,600         1,342,400        $ 1,195,776        $12,208,632       $  534,783
NSMM                898,831          359,532           539,299            932,987          5,821,131          299,671
FLII              1,200,000          480,000           720,000          1,245,600          7,968,688          557,922
                  ---------        ---------        ----------        -----------        -----------       ----------
                  4,064,831        1,463,132         2,601,699        $ 3,374,363        $25,998,451       $1,392,376
                  =========        =========        ==========        ===========        ===========       ==========

The following table shows information for each acquisition as of and for the year ended December 31, 1999.

                                                                        Cash
                                                                      Dividends
                                                                       Paid on
                 Aggregate        Shares Not       Contingently      Contingently        Purchase         Intangible
                 Number of        Subject to        Returnable        Returnable           Price         Amortization
Acquisition        Shares         Repurchase          Shares            Shares          Allocation       for the Year
-----------        ------         ----------          ------            ------          ----------       ------------
TPRS             1,152,000          230,400           921,600        $ 1,327,104        $ 4,389,120       $135,334
NSMM               898,831          179,766           719,065          1,035,453          2,547,591         74,305
FLII             1,200,000          240,000           960,000            432,000          3,598,288         54,107
                 ---------        ---------        ----------        -----------        -----------       --------
                 3,250,831          650,166         2,600,665        $ 2,794,557        $10,534,999       $263,746
                 =========        =========        ==========        ===========        ===========       ========

NOTE 3: ACCOUNTING POLICIES

These combined/consolidated financial statements are presented in conformity with accounting principles generally accepted in the US. The functional currency for the Company and its affiliates is the US dollar with the exception of WPS Europe for which the pound sterling is the functional currency.

The process of preparing combined/consolidated financial statements in conformity with generally accepted accounting principles in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the combined/consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Principles of Consolidation

The Company consolidates all affiliated entities in which it has a majority ownership interest or maintains effective control. All material inter-company transactions have been eliminated.

Business Combinations

The Company's policy is to account for purchase business combinations as of the date the acquisitions are consummated.

Cash and Cash Equivalents

The Company considers cash in banks, money market funds and short-term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company custodied the majority of its cash as of December 31, 2000 and 1999 at The Bank of Bermuda, a Bermuda-domiciled bank, and is exposed to credit risk resulting from this concentration of cash.

Investments in Unconsolidated Affiliates

The Company includes its investments in the common stock of investees in which it owns between 20-50% in the caption "Investments in Unconsolidated Affiliates" and accounts for such investments under the equity method of accounting.

Investments, Available for Sale

Investments in equity securities have been classified as "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and, as such, are recorded at quoted market values. Transactions are recorded on a trade date basis. Unrealized gains and losses are recorded in accumulated other comprehensive income within shareholders' equity.

Furniture, Equipment, Leasehold Improvements and Investment in Aircraft

Furniture, equipment, leasehold improvements and investment in aircraft are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Software costs are amortized over a three year period. Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the improvements. The aircraft is depreciated using an accelerated method over seven years.

Revenue Recognition

Fees

Fees for the management of client accounts are based on terms stated in client contracts and are based upon a percentage of assets under management determined as of the last day of the prior quarter as specified in the contracts. Fees are recognized in the period in which they are earned. Included within fees are performance fees which the company earns in accordance with specified performance terms in certain client contracts. Performance fees are recorded as of the date on which they are earned.

Commissions

Commissions on brokerage activities and related trading costs are recorded on a trade date basis.

Income Taxes

The Company uses the asset and liability method required by Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("SFAS
109"), to record income taxes. SFAS 109 states that "deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts". A valuation allowance is established to reduce deferred tax assets to amounts that are expected to be realized.

Foreign Currency Translation

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency
Translation". Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The United States dollar effect that arises from translating the net assets of WPS Europe is recorded in accumulated other comprehensive income, a separate component of shareholders' equity.

Intangible Assets

Customer lists are amortized on a straight-line basis over 15 years. Goodwill arising from the Company's recent acquisitions (see Note 2) is accounted for by the purchase method and is amortized on a straight-line basis over 20 years. The carrying value of the intangibles acquired is reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives. Where the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss will be recognized. The loss will be the difference between the fair value of the asset and the carrying value of the asset.

Earnings Per Share

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested employee and contingently returnable shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of contingently returnable shares and unvested shares issued to employees of the Company or its affiliates using the treasury stock method.

Business Segments

The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Reclassification of Comparative Financial Statements

Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 1999, the FASB issued Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133". In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities", which amends certain provisions of SFAS 133. These Statements establish accounting and reporting standards requiring that all derivatives, including certain derivative instruments embedded in other contracts, be recorded on the balance sheet as either an asset or liability measured at fair value and that changes in fair value be recognized currently in earnings, unless specific hedge accounting criteria are met. These Statements become effective for the Company on January 1, 2001.

In September 2000, the FASB issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of the provisions of Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", without reconsideration. SFAS 140 is effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. In addition, SFAS 140 is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000.

The Company does not anticipate that the application of the provisions of SFAS 133 or SFAS 140 will have a material impact on the Company's results of operations or financial position.

Effective as of January 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 136, "Transfer of Assets to a Not-for-Profit Organization or Charitable Trust That Raises or Holds Contributions for Others" ("SFAS 136"). This Statement did not have any impact on the Company.

NOTE 4: EARNINGS PER SHARE

                                                               2000                1999                 1998
                                                               ----                ----                 ----
Basic Earnings Per Share:
Net income                                                 $99,145,884          $94,754,575          $72,566,115
                                                           ===========          ===========          ===========
Weighted average basic shares outstanding                   41,873,418           40,035,574           38,374,290
                                                           -----------          -----------          -----------
Net income per share                                       $      2.37          $      2.37          $      1.89
                                                           ===========          ===========          ===========
Diluted Earnings Per Share:
Net income                                                 $99,145,884          $94,754,575          $72,566,115
                                                           ===========          ===========          ===========
Weighted average basic shares outstanding                   41,873,418           40,035,574           38,374,290

Add:  Unvested and contingently returnable shares            3,650,203            2,827,964            2,041,286
                                                           -----------          -----------          -----------

Weighted average diluted shares outstanding                 45,523,621           42,863,538           40,415,576
                                                           -----------          -----------          -----------
Net income per share                                       $      2.18          $      2.21          $      1.80
                                                           ===========          ===========          ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested employee and contingently returnable shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of contingently returnable shares and unvested shares issued to employees of the Company or its affiliates using the treasury stock method.

On December 31, 2000, 1999 and 1998,  respectively,  47,912,112,  47,225,336 and
43,255,656 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 11) and dividends on these shares; 2,515,657, 3,797,477 and 4,042,399 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2000, 1999 and 1998, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                       2000                   1999                   1998
                                                       ----                   ----                   ----
Net income                                         $ 99,145,884           $ 94,754,575           $72,566,115
Other comprehensive income, net of tax
   Unrealized gains on marketable investments           432,447                     --                    --
   Foreign currency translation adjustment             (215,034)               (13,920)                   --
                                                   ------------           ------------           -----------
Comprehensive income                               $ 99,363,297           $ 94,740,655           $72,566,115
                                                   ============           ============           ===========

NOTE 6:       INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                                2000                    1999                  1998
                                                ----                    ----                  ----
Investment in TPRS Services, N.V                     --             $4,698,936                     --
Investment in Bowen Asia Limited             $2,641,387              1,629,591             $  400,000
Investment in Kirk Management Ltd.            1,007,911                861,455                861,454
                                             ----------             ----------             ----------

Total                                        $3,649,298             $7,189,982             $1,261,454
                                             ==========             ==========             ==========


Bowen Asia Limited ("Bowen"), is a company incorporated in the British Virgin Islands. As of January 1, 1998 the Company held a 22.5% interest in Bowen. During the year ended December 31, 1999, the Company purchased an additional interest in Bowen for $1,229,591 ($929,963 and 27,769 shares of the Company), increasing the Company's investment to 40%.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. Kirk Management Ltd. owns Trinity Hall, a building located in Hamilton, Bermuda which is leased by the Company from the joint venture, and serves as the Company's headquarters.

In connection with our acquisition of TPRS, TPR & Partners NV and TPR Curacao N.V. (the sellers) in 1999 signed a promissory note to WPSAM in the amount of $2,750,000. The note bore interest at the rate of 6.625% per annum and was collateralized by shares of W.P. Stewart & Co., Ltd. issued in the acquisition. The terms of the repayment provided for quarterly installments of principal and nterest commencing on October 20, 1999. During December 2000, this amount was repaid in full.

NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of approximately $2,302,000, $3,352,700 and $2,747,000 for the years ended December 31, 2000,
1999 and 1998, respectively, paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company (see Note 8). The terms of an operating agreement with Shamrock in effect during the period from 1996 until April 30, 1999 provided that the Company would pay to Shamrock approximately $175,000 per month for the use of airplanes owned by Shamrock. Since April 30, 1999, the Company has continued to use one airplane owned by Shamrock and has compensated Shamrock for its use by paying charter fees.

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company (see Note 8). These costs, reflected in research and administration expenses, include approximately $2,141,700 and $1,683,900 for the years ended December 31, 2000 and 1999, respectively.

Included in other assets at December 31, 1998, is a non-interest bearing advance in the amount of $1,630,000, which is due from Shamrock in connection with an aircraft purchase made at the request of WPSI for the use of WPSI. The amount was repaid in full in June 1999.

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space. Such costs approximated $184,900, $257,400 and $237,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

WPS Dublin serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment money management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $327,711, $1,222,915 and $515,601 for the years ended December 31, 2000, 1999 and 1998, respectively. In addition, the Company pays WPS Investissements S.A. a portion of the brokerage commissions charged to the fund from securities transactions for such fund. Such commissions amounted to $20,089, $20,585 and $43,125 for the years ended December 31, 2000, 1999 and 1998, respectively.

The Company pays Bowen, a principal owner of which is a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $520,900, $491,000 and $218,000 for the years ended December 31, 2000, 1999 and 1998, respectively. During 2000, the Company entered into an agreement with Bowen Capital Management, an affiliate of Bowen Asia Limited, which will entitle the Company to receive solicitation fees for client referrals to Bowen Capital Management. Total fees under the terms of this agreement for the year ended December 31, 2000 are $30,539.

The Company accrued a contribution of approximately $484,000 for the year ended December 31, 1999, which was paid on March 15, 2000, and contributed $1.7 million on December 31, 1998 to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation incorporated on December 7, 1998. The Foundation makes charitable grants at the discretion of a committee appointed by the Foundation's board from members of the board of directors of WPSI and WPS & Co., Ltd. This committee has been created to monitor and direct the Company's charitable activities.

The Company pays TPRS fees for marketing services. These fees amounted to approximately $5,694,885 and $1,840,000 for the years ended December 31, 2000 and 1999, respectively. Inter-company eliminations of approximately $2,847,443 and $920,000 resulting from the Company's 50% ownership in TPRS up to December 29, 2000, resulted in a net expense to the Company of $2,847,442 and $920,000 for the years ended December 31, 2000 and 1999, respectively.

Certain directors of the Company have served as directors of funds from which the Company has received investment advisory fees and commissions. Such fees and commissions were $11,629,389, $14,706,927 and $11,022,989 for the years ended December 31, 2000, 1999 and 1998, respectively.

Included in receivables from affiliates is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $17,416 due from Kirk Management Ltd., a 40% unconsolidated affiliate of the Company. The loan has no fixed repayment date.

In connection with the Company's initial public offering completed in December 2000, the Company has been reimbursed by the selling shareholders in the amount of $2,500,000.

NOTE 8: LONG-TERM DEBT

On December 16, 1998, WPS Aviation assumed from Shamrock Aviation, all the rights and obligations of a purchase agreement ("Challenger Purchase Agreement") dated July 8, 1998, relating to the purchase of a Canadair 604 Aircraft. On December 17, 1998, WPS Aviation entered into a 10 year, amortizing loan agreement with General Electric Capital Corporation to finance the obligations of the Challenger Purchase Agreement. The loan was for the principal sum of $17,340,000 at a fixed interest rate of 6.87% to be paid in 120 monthly installments of principal and interest of $133,326 and a final installment of $11,621,076 plus any outstanding principal and interest. The first monthly periodic installment was due and paid on January 17, 1999 and the remaining installments were and are due and payable on the same day of each succeeding month.

On February 10, 1999, WPS Aviation entered into an additional 10 year, amortizing loan agreement with General Electric Capital Corporation for the principal sum of $757,382 at a fixed interest rate of 6.89% to be paid in an initial installment of $1,015 and 118 monthly installments of principal and interest of $5,869 and a final installment of $507,635 plus any outstanding principal and interest. The first monthly periodic installment was paid on March 17, 1999 and the remaining installments were and are due and payable on the same day of each succeeding month.

On March 30, 1999, WPS Aviation entered into an additional 10 year, amortizing loan agreement with General Electric Capital Corporation for the principal sum of $1,522,618 at a fixed interest rate of 7.35% to be paid in an initial installment of $5,285 and 116 monthly installments of principal and interest of $12,380 and a final installment of $1,021,114 plus any outstanding principal and interest. The first monthly periodic installment was paid on May 17, 1999 and the remaining installments were and are due and payable on the same day of each succeeding month.

Future principal payments on the loans as of December 31, 2000 are as follows:

          2001                                      $547,769
          2002                                       586,833
          2003                                       628,683
          2004                                       673,519
          2005                                       721,554
          Thereafter (through 2009)               15,487,868
                                                 -----------
                                                 $18,646,226
                                                 ===========

All loans are collateralized by the Challenger aircraft.

Interest expense on these loans totaled $1,307,480 and $1,301,584 for the years ended December 31, 2000 and 1999, respectively.

The fair value of these loans based on discounted cash flow techniques as of December 31, 2000 amounts to $18 million.

Provisions of the loan agreements require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan agreements).

NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2000, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. This amount is guaranteed by the Company, and is secured by a fixed deposit cash account, which will remain intact over the term of the lease. This amount is reflected in other assets at December 31, 2000 and 1999.

In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations to participate in the purchase of an additional aircraft of approximately $37 million, delivery of which is scheduled for early 2001. In return, the Company has agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27,000,000. Based upon that appraisal received, management does not believe that this agreement will have any material adverse effect on the financial condition or results of operations of the Company.

WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

The Company  accepted  subscriptions  from employees to purchase  310,000 common shares, at an aggregate purchase price of $4,036,200. Pursuant to the subscription agreements, the employees' right to receive shares was not subject to sale, assignment or transfer. All shares were issued on February 1, 2001.

NOTE 10: NOTES RECEIVABLE FOR COMMON SHARES

In connection with the issuance of shares to employees of the Company's predecessor the Company received collateralized promissory notes. The notes are full recourse, bear interest at 6.5% or 10% per annum and are collateralized by the shares issued. The principal amount of such notes is payable in quarterly installments until paid in full. Each principal payment, as defined in each of the promissory notes, is generally paid in an amount equal to one-fifteenth or one twenty-eighth of the original purchase amount reduced by any prepaid principal amount. However, if the amount of the Company's distributions, as defined in the pledge and assignment agreement between the borrower and the Company, payable to the borrowers for the calendar quarter immediately preceding the relevant payment date, is not sufficient to pay the principal and interest payments due, the borrowers must make a principal payment equal to the greater of the amount equal to the assigned payment, as defined, less the interest payment due or an amount equal to one twenty-third of the original principal amount reduced by any prepaid principal amount.

In connection with the issuance of shares subsequent to October 1, 1997 to employees of the Company and to employees of certain affiliates, the Company received collateralized promissory notes. The notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total outstanding note receivable.

Pursuant to employee purchase agreements for common shares, in the event a purchaser, as defined, is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser, as defined, shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

On April 1, 1998, Capital Managers issued an additional 761,810 common shares to certain employees and employees of affiliates, for installment notes totaling $5,248,871. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total outstanding note receivable. The repayment terms associated with these notes are the same as described for all notes issued subsequent to October 1, 1997.

In connection with the merger of Capital Managers into WPS & Co., Ltd. on October 31, 1998, all of the Capital Managers outstanding notes receivable for common shares were transferred to WPS & Co., Ltd.

During the year ended December 31, 1999, the Company issued an additional 1,144,500 common shares, to certain employees and employees of affiliated entities, for installment notes totaling $12,736,845. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total outstanding note receivable. The repayment terms associated with these notes are the same as described for all notes issued subsequent to October 1, 1997.

In addition, pursuant to the terms of the purchase agreements, during the year ended December 31, 1999, 582,089 unvested common shares of former employees were repurchased and their installment notes totaling $4,708,852 were abated.

During the year ended  December  31,  2000,  the  Company  issued an  additional
107,593 common shares, to certain employees and employees of affiliated entities, for installment notes totaling $1,400,861. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total outstanding note receivable. The repayment terms associated with these notes are the same as described for all notes issued subsequent to October 1, 1997.

In addition, pursuant to the terms of the purchase agreements, during the year ended December 31, 2000, 285,863 unvested common shares of former employees were repurchased and their installment notes totaling $1,798,760 were abated.

All the common shares issued above are subject to vesting provisions.

Future minimum payments expected to be received on the notes as of December 31, 2000 are as follows:

          2001                                     $3,221,470
          2002                                      2,910,474
          2003                                      2,915,495
          2004                                      2,921,038
          2005                                      2,017,787
          Thereafter (through 2007)                 1,019,194
                                                  -----------
                                                  $15,005,458
                                                  ===========


Interest income on the notes was $2,337,933, $2,667,825 and $2,181,830 for the years ended December 31, 2000, 1999 and 1998, respectively.

NOTE 11: SHAREHOLDERS' VOTING RIGHTS

The Company's Bye-Laws limit the voting power of natural persons to 5%, and the voting power of other entities, "groups" (as defined in the US Securities Exchange Act of 1934) and persons other than natural persons (legal persons) to 9.5%, of the votes attributable to the outstanding shares of the Company regardless of how many of our shares (including common shares) they own or control. This restriction does not apply to parties who were shareholders immediately before our initial public offering, including WPS II, Inc. and certain individuals designated by the Company's Board of Directors who are currently affiliated with the Company. Votes that could have been cast by shareholders but for these voting restrictions are allocated to the other holders of the common shares pro-rata based on the number of shares they hold, except that no shareholder subject to the restrictions may receive an allocation to the extent that it would result in the shareholder holding more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. The Company's Board of Directors may approve the exemption of other persons or groups from this restriction.

In addition, the Bye-Laws provide that no person or group (other than WPS II, Inc. or its affiliates, direct or indirect subsidiaries of the Company, certain employee benefit plans designated by the Board of Directors which may be established by the Company or as otherwise exempted by the Board of Directors) deemed to be a beneficial owner of common shares may vote more than 20% of the total number of votes attributable to the common shares outstanding.

NOTE 12: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until March 2016.

Income  from  the  Company's  operations  in  the  United  States  and  from  US
subsidiaries   of  the  Company  is  subject  to  income  taxes  imposed  by  US authorities.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to US jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                       2000             1999             1998
                                       ----             ----             ----
Federal                            $ 8,568,658       $6,190,927       $3,112,000
State and local                      2,460,954        2,219,031        5,542,000
                                   -----------       ----------       ----------
                                   $11,029,612       $8,409,958       $8,654,000
                                   ===========       ==========       ==========

A reconciliation of the statutory Bermuda rate and the effective rate is as follows:

                                                     2000     1999       1998
                                                     ----     ----       ----
Statutory Bermuda rate                                 0%        0%         0%
Earnings in jurisdictions taxed at
  rates different from the statutory
  Bermuda rate                                        10%      8.2%      10.7%
                                                     ----     ----       ----
                                                      10%      8.2%      10.7%
                                                     ====     ====       ====

Prior to June 30, 1998, Historic WPS operated as an S Corporation under the provisions of the United States Internal Revenue Code and, accordingly, was not subject to US federal income tax; however, it was subject to certain state and local taxes.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2000, a deferred tax asset of $145,000, arising from currently non-deductible charitable contributions, is fully subject to a valuation allowance due to uncertainty regarding the extent to which such contributions will be deductible in the five-year carryover period provided by US law.

NOTE 13: PENSION BENEFITS

The Company sponsors a defined contribution profit-sharing plan (including a 401(k) feature), covering substantially all employees. Contributions to the profit-sharing plan are determined quarterly by the Board of Directors. On January 1, 1997, the Company started a defined contribution money-purchase plan. In addition, on January 1, 2000, the company started a Bermuda pension plan. These plans cover substantially all employees who meet the minimum age and service requirements. Contributions cannot exceed $30,000 annually, per employee.

Total employer contributions amounted to $1,165,643, $867,304 and $942,838 for the years ended December 31, 2000, 1999 and 1998, respectively. Participants are immediately vested in their account balances.

NOTE 14:      LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine and London. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2000 were as follows:

          2001                                $1,970,680
          2002                                 1,970,680
          2003                                 1,987,038
          2004                                 1,959,090
          2005                                 1,984,764
          Thereafter (through 2021)            9,758,358
                                             -----------
                                             $19,630,610
                                             ===========

Total rent expense for all operating leases was $1,785,499, $1,640,838 and $1,341,508, for the years ended December 31, 2000, 1999 and 1998, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 20 year total commitment amount of $3,600,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda.

NOTE 15: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:


                                                Fee Revenue
                                                -----------
                                 2000                1999                1998
                                 ----                ----                ----
US                          $113,865,779        $115,187,546        $ 94,620,595
Non-US                        35,484,673          38,119,130          26,422,445
                            ------------        ------------        ------------
Total                       $149,350,452        $153,306,676        $121,043,040
                            ============        ============        ============

NOTE 16: SUBSEQUENT EVENTS

The Company's agreement in principle to acquire TPR & Partners NV ("TPR"), an asset gathering firm based in The Netherlands, has been modified slightly. The parties have agreed that the Company will acquire 100% of the shares of TPR in exchange for 330,000 common shares of the Company. The closing of this transaction and the issuance of the common shares are expected to occur during the second quarter of 2001. TPR would become an indirect subsidiary of W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM-Europe"), a subsidiary of the Company which was recently formed to conduct the Company's European asset gathering and client servicing activities. The principals of TPR and certain other key employees of WPSAM-Europe would own non-voting shares of WPSAM-Europe entitling them to up to approximately 25% of any dividends declared and paid by WPSAM-Europe. This minority interest, less any portion previously repurchased from employees whose service terminates prematurely and not reissued to other employees, would be acquired by the Company on December 31, 2004 at a price determined on the basis of the performance of WPSAM-Europe for the year 2004.

On January 18, 2001, the Company declared a dividend of $0.30 per share to shareholders of record as of January 26, 2001, payable on January 31, 2001 in the aggregate amount of $14,373,634.

On January 1, 2001, in accordance with the TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares as at December 31, 2000 lapsed (see Note 2). Accordingly, the shareholders' equity account, "contingently returnable shares" was relieved of $7,015,291 and additional paid-in capital was credited with $7,457,404, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

As of January 1, 2001, the Company had the right to repurchase 6,000 contingently returnable shares. Such right has not been exercised.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                             W.P. STEWART & CO., LTD.


                                             By: /s/ John C. Russell
                                                 ------------------------------
                                                 Name: John C. Russell
                                                 Title: Managing Director

Date:  March 30, 2001

                                INDEX TO EXHIBITS

Number         Exhibit
------         -------

4.7 Share Exchange Agreement, dated as of December 29, 2000, between W.P. Stewart & Co., Ltd. and TPR & Partners NV

4.8            Amendment to 1996 Shareholders Agreement

8.1            Subsidiaries of the Registrant