Form 20-F
period 2001-12-31
STEWART W P & CO LTD
filed 2002-03-29
CIK 750443

SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the transition period from _____________ to
     _____________

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                     Name of each exchange
          Title of Each Class                        on which registered
-----------------------------------------     ----------------------------------

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

As of December 31, 2001, 47,831,864 common shares, par value $0.001 per share, were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

                                Table of Contents


                                                                                                                Page
                                                                                                                ----
Part I.........................................................................................................  2

   Item 1.    Identity of Directors, Senior Management and Advisors............................................  2

   Item 2.    Offer Statistics and Expected Timetable..........................................................  2

   Item 3.    Key Information..................................................................................  2

   Item 4.    Information on the Company.......................................................................  9

   Item 5.    Operating and Financial Review and Prospects..................................................... 29

   Item 6.    Directors, Senior Management and Employees....................................................... 35

   Item 7.    Major Shareholders and Related Party Transactions................................................ 43

   Item 8.    Financial Information............................................................................ 46

   Item 9.    The Offer and Listing............................................................................ 47

   Item 10.   Additional Information........................................................................... 47

   Item 11.   Qualitative and Quantitative Disclosures About Risk.............................................. 57

   Item 12.   Description of Securities Other Than Equity Securities........................................... 57

Part II........................................................................................................ 58

   Item 13.   Default, Dividend Arrearages and Delinquencies................................................... 58

   Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds..................... 58

   Item 15.   [Reserved]....................................................................................... 58

   Item 16.   [Reserved]....................................................................................... 58

Part III....................................................................................................... 58

   Item 17.   Financial Statements............................................................................. 58

   Item 18.   Financial Statements............................................................................. 58

   Item 19.   Exhibits......................................................................................... 58

     Forward-Looking Statements

     Certain statements in this Annual Report are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by, and information currently available to, our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in this Annual Report as well as the following:

     o    general economic and business conditions;

     o    industry capacity and trends;

     o    competition;

     o    the loss of major clients;

     o    changes in demand for our services;

     o changes in, or inability to implement, business strategy or development plans;

     o changes in the laws and/or regulatory circumstances in Bermuda, the United States, the United Kingdom, Ireland or other jurisdictions;

     o    changes in contingent liabilities;

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

     The income statement and balance sheet data set forth below as of and for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the consolidated audited financial statements and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GaaP, as they are commonly known.

                                                                        As of, and for the Year ended, December 31,(1)
                                                             -----------------------------------------------------------------------
                                                               2001           2000           1999           1998             1997
                                                             --------       --------       --------       --------          --------
Income Statement Data:                                                       (in thousands, except per share data)
Revenues:
   Fees ..............................................       $115,993       $149,351       $153,307       $121,043          $ 88,580
   Commissions .......................................         39,695         48,273         35,511         27,574            20,379
   Interest and Other ................................          5,028          5,680          4,501          3,662             1,719
                                                             --------       --------       --------       --------          --------
                                                              160,716        203,304        193,319        152,279           110,678
                                                             --------       --------       --------       --------          --------
Expenses:
   Employee Compensation and Benefits ................         28,246         38,546         37,385         29,718(2)         34,446
   Marketing Fees ....................................          4,816         10,581         13,916         11,480             6,572
   Commissions, Clearance and Trading ................          7,717          9,412          7,973          7,743             5,816
   Research and Administration .......................         13,516         14,523         13,775         11,195             9,468
   Depreciation and Amortization .....................          7,527          7,538          3,918            493               553
   Other Operating ...................................         11,444         12,529         13,187         10,430             4,300
                                                             --------       --------       --------       --------          --------
                                                               73,266         93,129         90,154         71,059            61,155
                                                             --------       --------       --------       --------          --------
Income Before Taxes ..................................         87,450        110,175        103,165         81,220            49,523
Provision for Taxes(3) ...............................          7,153         11,029          8,410          8,654             3,854
                                                             --------       --------       --------       --------          --------
Net Income ...........................................       $ 80,297       $ 99,146       $ 94,755       $ 72,566          $ 45,669
                                                             ========       ========       ========       ========          ========
Earnings Per Share:(4)
   Basic Earnings Per Share ..........................       $   1.85       $   2.37       $   2.37       $   1.89          $   1.26
                                                             ========       ========       ========       ========          ========
   Diluted Earnings Per Share ........................       $   1.71       $   2.18       $   2.21       $   1.80          $   1.23
                                                             ========       ========       ========       ========          ========
Weighted Average Shares Used in Computation:
   Basic .............................................         43,425         41,873         40,036         38,374            36,349
   Diluted ...........................................         46,943         45,524         42,864         40,416            37,215
Balance Sheet Data:
Total Assets .........................................       $143,278       $114,262       $ 71,201       $ 43,258          $ 18,507
Total Liabilities ....................................       $ 29,238       $ 31,430       $ 32,300       $ 26,179          $  2,890
Shareholders' Equity .................................       $114,040       $ 82,832       $ 38,901       $ 17,079          $ 15,617

Other Data (unaudited)................................                      (in millions, except per share data)
Long-Term Debt .......................................       $   17.5       $   18.1       $   18.6       $   16.9                --
Cash Dividends Per Share .............................       $   1.20       $   1.73       $   1.94       $   1.72          $   1.08
Assets Under Management ..............................       $  9,171       $ 10,324       $ 12,255       $ 11,157          $  8,562

(1) Capital Managers Limited, a Bermuda company, was merged into W.P. Stewart & Co., Ltd. on October 30, 1998. Capital Managers Limited, which was incorporated in August 1996, was the owner of 100% of the outstanding shares of W.P. Stewart Securities Limited, a Bermuda-based broker-dealer, beginning on July 1, 1997. Capital Managers Limited acquired effective control of W.P. Stewart Asset Management Ltd., a Bermuda-based investment advisory subsidiary, on December 30, 1996. Accordingly, W.P. Stewart Asset Management Ltd. has been consolidated with Capital Managers Limited for financial statement purposes. See Item 4 under the caption "Information on the Company."

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

(4) Common shares purchased by our employees are subject to vesting. For treatment of non-vested common shares, see Note 4 of the notes to the consolidated financial statements contained herein.

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

     We earn most of our revenues from asset management contracts with clients. Under these contracts, clients pay us an asset management fee equal to a percentage of the market value of the assets we manage. As a result, if securities prices fluctuate, the market value of the assets may fluctuate, and our revenues and profitability may fluctuate as well. All other factors being equal, if securities prices fall, the value of our clients' portfolios, and our revenues, would fall as well.

     If securities prices fall, securities may become less attractive investments as compared to other investments. Clients have the right to remove their assets from our management at any time, and may be more likely to do so when securities prices decrease. In that case, the amount of assets we manage may also decrease, and our revenues and net income may fall as well. If our revenues were to decrease substantially, there could be an impairment of the value of our acquired intangible assets and goodwill, which would, in turn, have an adverse effect on our reportable earnings.

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

     Our asset management approach depends on the expertise of our personnel and their ability to work together as an effective team. Our business depends on our ability to attract and retain highly skilled asset management, investment advisory, research and administrative professionals. Competition for employees with the necessary qualifications is intense, especially for asset management and research professionals. If we are unable to attract and retain these professionals, we will be unable to continue to provide a consistent level of service to our clients. A failure to adequately serve our clients could result in clients' withdrawing their assets from our management and could also affect our ability to attract new clients.

     Our core investment management team currently consists of managers who have been with us for an average of eight years. If a substantial number of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.

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

     The Internal Revenue Service, or IRS as it is commonly known, and/or other U.S. taxing authorities may assert that the Stewart Group has significantly understated its taxable income and impose tax on the understatement. The U.S. income tax we have paid and expect to pay is as follows:

     o W.P. Stewart & Co., Inc. pays U.S. income tax on its taxable income, consisting primarily of fees received from W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. for sub-advisory and research services less applicable expenses;

     o W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

     o W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 5% of their earnings in 1999 and on approximately 10% of their earnings in 2000, and expect to pay U.S. income tax on approximately 5% of their earnings in 2001, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

     We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 1999, 2000 and 2001. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart Asset Management (Europe), Ltd., NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 8.2% for 1999 and 10% in 2000. We believe that the overall tax rate will not exceed 8.2% for 2001 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States.

     The IRS, New York State and/or New York City may disagree with our positions and assert that (i) the fees paid to W.P. Stewart & Co., Inc. (50 basis points annually calculated on the assets in accounts for which W.P. Stewart & Co., Inc. provides sub-advisory services and $1.2 million annually for research relating to other accounts) or W.P. Stewart Asset Management (NA), Inc. and its subsidiary understated their taxable incomes and/or (ii) the net income of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. from business that they carry on directly in the United States represents more than the amount reported by those two companies. Any additional net income attributed to W.P. Stewart & Co., Inc., W.P. Stewart Asset Management (NA), Inc. and its subsidiaries or the directly-conducted U.S. business of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. would be subject to U.S. taxes, at rates that are currently up to 62.62%.

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

     The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 1998 of Bermuda, but by virtue of their regulation in other jurisdictions and/or the nature of their clients, they are exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known, previously regulated by the Investment Management Regulatory Organisation Limited, or IMRO as it was commonly known, and W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Central Bank of Ireland.

     These regulatory regimes are designed to protect clients and other third parties who deal with us and our subsidiaries and to ensure the integrity of the financial markets. They are not designed to protect our shareholders.

     These regulations often limit our activities through requirements relating to customer protection, market conduct, money laundering and net capital. We also face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties to us. Among other things, if we were found to have violated a significant regulatory requirement, we could be fined or enjoined from engaging in certain business activities, and the registration of certain members of the Stewart Group as investment advisers, broker-dealers or fund managers could be terminated. If new regulations are adopted, these consequences could be more significant.

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

     Individuals who are our or our affiliates' current or former employees or directors and our and their affiliates own approximately 73% of the common shares. All shareholders of WPS II, Inc., our largest shareholder, owning 41% of the common shares as of March 20, 2002, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Furthermore, these shareholders will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws.

     Our bye-laws restrict shareholders' voting rights. You may not be able to vote all of the common shares that you own.

     Our bye-laws limit the voting power of natural persons to 5% of all votes attributable to our outstanding shares and the voting power of other entities, "groups" (as defined in the Securities Exchange Act of 1934) and persons other than natural persons to 9.5% of the votes attributable to our outstanding shares. These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

     o    WPS II, Inc.;

     o Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering in December 2000; and

     o Certain persons, entities or groups that are designated by our board of directors.

     The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold. However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. This voting limitation was put in place to reduce the likelihood that we will become a controlled foreign corporation for U.S. tax purposes. See Item 10 E under the caption "Additional Information - Taxation" for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.

     Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares. These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:

     o    WPS II, Inc. or its affiliates;

     o    Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

     o Any shareholding entity for the purpose of our employee benefit plans that may be established and designated by our board of directors; and

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

     As of December 31, 2001, there were 47,831,864 common shares issued and outstanding. Of these shares, 17,268,364 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

     Approximately 34,310,321 of the outstanding common shares are owned by individuals and entities who, in connection with our initial public offering, signed agreements that generally provide that the shares cannot be sold until June 1, 2002 without the consent of Goldman, Sachs & Co. and Lazard Freres & Co. LLC, which may release all or any portion of the common shares subject to these lock-up agreements at any time in their sole discretion. Of such shares, approximately 4,452,590 would otherwise be available for sale under the Securities Act. After the lock-up period expires, the holders of these common shares will be able to sell their shares, subject to the requirements of the Securities Act. WPS II, Inc. additionally has agreed to retain at least 7,000,000 common shares until the later of December 13, 2003 or the expiration of its indemnity obligation relating to tax liabilities resulting from the merger with our U.S. predecessor. See Item 7 under the caption "Major Shareholders and Related Party Transactions."

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

Item 4.  Information on the Company

     A.   History and Development of the Company

     The Stewart Group

     The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda and with additional operations or affiliates in the United States, Europe and Asia, we managed approximately $9.2 billion in assets as of December 31, 2001. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 26.4% of our assets under management from non-U.S. clients as of December 31, 2001.

     Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses - large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 21.9% and 20.7%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2001, as compared with a return of 14.8% for the S&P 500 over the same period. Our compound annualized returns for the five and 10 years ended December 31, 2001, before fees, were 12.8% and 13.7%, respectively, as compared to 10.7% and 12.9%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2001, after fees, were 11.5% and 12.4%, respectively. Our return for the year ended December 31, 2001, before fees, was -5.8% as compared to a return of -11.9% for the S&P 500 during the same period. Our return for the year ended December 31, 2001, after fees, was -6.9%. See Item 4 B under the caption "Information on the Company- Business Overview."

     Our culture emphasizes teamwork, reinforced by profit sharing and equity ownership by our employees. All of our employees are given the opportunity to become shareholders during their first year of employment with us. As of December 31, 2001, individuals who are our current or former employees or directors and affiliates of us and such individuals owned approximately 73% of our outstanding common shares.

     We believe that our focused investment approach consistently applied, together with our compensation policy and stock ownership practice, aligns the interests of all of our employees with the interests of our clients and shareholders. This has contributed to close and enduring relationships with our clients and our record of significant growth in assets under management.

     The Stewart Group began its business in 1975. Expansion of our client base throughout the world and enhancement of our global research capability have been principal elements of our business strategy. We believe that our global position, described below, will continue to increase our ability to execute this business strategy and expand our marketing relationships.

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

     In 1999, we acquired from Stewart Notz Stucki Limited, an affiliate of the Notz Stucki group of companies, all of the outstanding capital stock of NS Money Management Ltd. NS Money Management Ltd. is an international investment adviser based in Bermuda that has more than $300 million in assets under management. W.P. Stewart & Co., Ltd. serves as sub-adviser for all of NS Money Management Ltd.'s client accounts. We issued 898,831 common shares as consideration for the acquisition. We believe that the acquisition of NS Money Management Ltd. has enabled us to benefit from several long-term Notz Stucki advisory client relationships and has strengthened our 16 year relationship with the Notz Stucki group of companies. Headquartered in Geneva, Switzerland, the Notz Stucki group is an independent financial institution that specializes in the management of investments of private individuals on a discretionary basis. The Notz Stucki group of companies currently has over $8 billion in assets under administration.

     We acquired, in 1999, from First Long Island Holdings, LLC, 100% of the capital stock of First Long Island Investors, Inc. W.P. Stewart Asset Management
(NA), Inc. (as the company is now known), is an asset-gathering firm based in Jericho, New York. W.P. Stewart Asset Management (NA), Inc. has been a significant symbiotic marketer for us. In addition, W.P. Stewart Asset Management (NA), Inc. currently provides client services for approximately $495 million of our assets under management. We issued 1,200,000 common shares as consideration for this acquisition. Robert D. Rosenthal, a co-founder of First Long Island Investors, Inc., serves as Chairman and Chief Executive Officer of W.P. Stewart Asset Management (NA), Inc. To enhance our asset-gathering in North America, we entered into ongoing arrangements with First Long Island Investors, LLC, an entity under common ownership with First Long Island Holdings, LLC, under which First Long Island Investors, LLC continues to service W.P. Stewart Asset Management (NA), Inc.'s former clients, refers new clients to us and assists us in developing, supervising and coordinating our asset-gathering activities in North America. We believe that First Long Island Investors, LLC's expertise in asset-gathering allows us to accelerate growth of our new asset mandates while remaining focused on investment performance.

     Under the terms of the acquisitions of TPRS Services N.V., First Long Island Investors, Inc. and NS Money Management Ltd., we have the right to repurchase at nominal consideration, on an annual basis in each year during the four years after the effective dates of each of those transactions, a portion of the common shares issued by W.P. Stewart & Co., Ltd. as consideration in those transactions (not to exceed in the aggregate 80% of the common shares issued in each transaction) if certain levels of assets under management are not maintained by the acquired businesses. No such shares have been repurchased to date.

     In January 2000, W.P. Stewart & Co. (Europe), Ltd. commenced its investment management business in London. W.P. Stewart & Co. (Europe), Ltd., a wholly-owned subsidiary of W.P. Stewart & Co., Ltd., provides investment research and sub-advisory services to our two Bermuda investment advisory companies (W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd.). With six investment professionals, our London business has developed a European portfolio for our clientele using the time-tested principles of our U.S. investment philosophy and approach.

     On November 14, 2001, we acquired a controlling interest in TPR & Partners NV, an asset gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In the transaction, we initially acquired 9,000 of W.P. Stewart Asset Management (Europe), Ltd.'s 12,000 outstanding shares in exchange for 330,000 of our common shares. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. until June 30, 2006, at which time we have agreed to acquire those shares at a fair value price determined on that date. In addition, W.P. Stewart Asset Management (Europe), Ltd. currently provides client services for approximately $2.1 billion of our assets under management, and has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

     W.P. Stewart & Co., Ltd.'s principal executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton HM12, Bermuda, telephone number: (441) 295-8585. W.P. Stewart & Co., Ltd.'s agent in the United States is W.P. Stewart & Co., Inc., 527 Madison Avenue, 20th Floor, New York, New York 10022,
Attention: Lisa D. Levey, Esq., telephone number (212) 750-8585.

     B.   Business Overview

     The Stewart Group offers research-intensive equity investment management services worldwide. Central to our success are three interdependent competitive strengths - culture, investment methodology and performance record. We foster team effort, collaboration and a comprehensive focus on achieving superior portfolio performance. The long-term commitment between the Stewart Group and our employees is evidenced by our performance-based compensation policies, employee share ownership and the tenure of our employees. The culture is a key factor in our ability to implement, over an extended period of time, an investment methodology that requires intense, shared, continuous research and debate.

     These elements have contributed to a 21.9% compound annual return before fees (20.7% after fees) for client accounts from January 1, 1975 to December 31, 2001.

     While investment performance is our primary focus, asset gathering is also important to our business. We have developed mutually beneficial relationships with select institutions and individuals to accumulate new assets and have internalized relationships with our strongest partners. We will continue to cultivate long-term relationships with our current network of marketers and to establish relationships with additional marketers for additional asset gathering.

     Finally, we intend to continue to pursue a global strategy, both in our research effort and in the expansion of our client base.

     Competitive Strengths

     We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy over the past 27 years. Our experienced investment team consists of 21 investment analyst/portfolio managers with an average of more than 16 years of experience in the industry. Eleven of our analyst/portfolio managers have worked at the Stewart Group for five years or longer. With eight offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

     Culture

     We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. All employee compensation is based solely on a percentage of the firm's annual operating profits; our policy is not to pay fixed salaries or to guarantee compensation. All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd., which have been accumulated through voluntary personal investments. As of December 31, 2001, individuals who are our or our affiliates' current and former employees and directors and our and their affiliates owned approximately 73% of our outstanding common shares. As a policy, we do not issue shares to employees without consideration. We intend to continue our performance-based compensation practice and to reserve annually up to 1% of our outstanding common shares for purchase by our employees. Pursuant to our 2001 Employee Equity Incentive Plan, approximately 1,500,000 restricted share awards and option grants were made in 2001, and another 1,000,000 shares have been reserved for future awards and grants. All employee options and share purchases have been, and will continue to be, subject to seven year vesting. It is our present intention to continue to make available common shares for purchase by our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees- Compensation."

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

     Long-Term Performance Record

     During the 27-year period from January 1, 1975 through December 31, 2001, we experienced a 21.9% compound annual return, before fees, and a 20.7% compound annual return, after fees, compared to a 14.8% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000 and 2001 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates. As a result of retained investment gains as well as the contribution of new funds by existing and new clients, our assets under management have grown at a compound annual rate of approximately 12% during the period from December 31, 1995 to December 31, 2001.

     Look Through Earning Power

     W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 27-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

     The extraordinary combination of economic and political events in 2001 resulted in the growth in portfolio earning power in 2001 dropping below the historical range. However, portfolio earnings growth remained solidly positive in 2001 and significantly outperformed that of the S&P Industrials.

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

     At any given time, few businesses meet our standards. Accordingly, our worldwide investment universe has historically been limited to fewer than 50 investment candidates from each of the United States, Europe, Japan and Asia-ex-Japan, which are selected based upon a consensus of our investment team. This has allowed us to concentrate our clients' investments in a portfolio typically of 15-20 companies that appear to offer the greatest long-term appreciation potential. The businesses in which we invest normally increase profits every year. These businesses normally achieve cumulative earnings growth at a rate we expect will approximately double earning power behind a client's portfolio every five years. We believe that this pattern of consistent, fairly rapid, earnings growth has been the primary driver behind the improving value of our clients' portfolios and the growth of our business over the years.

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

     Business Strategy

     Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 27-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

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

     Increase Global Research Focus

     We want our clients to own equity in the finest growing businesses in the world. We believe that having a global integrated research capability is a critical element in providing the best investment product. We also believe that the introduction of the euro in the European monetary union will lead to an improvement in the quality and availability of financial information and a more consistent basis for comparing European companies with competitors inside and outside their home countries. As the universe of high quality companies expands globally, we intend to maintain a research effort parallel with the growing investment opportunities. This global research capability will also allow us to meet particular client needs to the extent that they express any regional or national preferences. The establishment of W.P. Stewart & Co. (Europe), Ltd. and our ownership of approximately 40% of Bowen Asia Limited, a British Virgin Islands company operating in Hong Kong, have enabled us to expand our non-U.S. research capability.

     Pursue Global Clientele

     We believe that our services and performance have been well-received by clients throughout the world and that there exists significant opportunity to expand our clientele internationally, especially in Europe. We believe that non-U.S. investors are generally under-invested in equity securities and will look to established professionals like the Stewart Group to invest their wealth. The introduction of the euro has minimized currency risk within Europe and should reduce the resulting tendency of Europe-based investors to consider domicile an important factor in equity investing. As part of our strategy to exploit this opportunity, our acquisition of NS Money Management Ltd., TPRS Services N.V. and TPR & Partners NV, including its wholly owned subsidiary, TPR Curacao N.V. and our establishment of W.P. Stewart & Co. (Europe), Ltd. and W.P. Stewart Asset Management (Europe), Ltd. have increased our access to a broader Europe-based clientele, provided us with a Europe-based investment management team and formed the basis for our European client servicing and asset gathering activities.

     Investment Management Team

     Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We have 21 senior investment professionals and 19 associate portfolio managers who directly participate in the investment process. The following table identifies the senior investment professionals and summarizes their experience in the industry as of March 20, 2002:

                                                                                           Years in        Years with
                       Name                                 Location            Age        Industry         Company
----------------------------------------------         -----------------        ---        --------        ----------
John A. Allison................................        Bermuda                  53            19                6

David Altman...................................        New York                 44            20                8

Marilyn G. Breslow.............................        New York                 57            18               11

Ebrahim Busheri................................        New York                 36            13                1

Tomaso Cremonesi...............................        London                   32             5                1

Samantha Epstein-Smith.........................        New York                 32            10                3

Alexander Farman-Farmaian......................        Bermuda                  36            13               13

Alexandra V.C. Harries.........................        London                   33            13                2

Andrew Headley.................................        London                   28             8                1

Peter H. Jennison..............................        New York                 40            17               12

Frans Jurgens..................................        London                   32            11                4

Robert Kahn....................................        New York                 69            42               27

Celina Lin.....................................        Hong Kong                43            13               16*

Miguel Nogales.................................        London                   28             6                2

Robert L. Rohn.................................        New York                 40            14               10

Harry W. Segalas...............................        New York                 41            19               11

Lisa M. Stewart................................        Hong Kong                44            19                8*

William P. Stewart.............................        Bermuda                  64            47               27

Alexandre Stucki...............................        London                   29             5                4

Naoko Takemura.................................        Hong Kong                40            17                4*

James T. Tierney...............................        New York                 35            14                2

----------
*    Includes years with Bowen Asia Limited.

     Historical Performance Record

     January 1, 1975-December 31, 2001 Performance

     We have achieved a 21.9% compound annual return before fees, and a 20.7% compound annual return after fees for the period from January 1, 1975 through December 31, 2001. This compares to a 14.8% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and 10 years ended December 31, 2001, before fees, were 12.8% and 13.7%, respectively, as compared to 10.7% and 12.9%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2001, after fees, were 11.5% and 12.4%, respectively. Our return for the year ended December 31, 2001, before fees, was -5.8% as compared to a return of -11.9% for the S&P 500 during the same period. Our return for the year ended December 31, 2001, after fees, was -6.9%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

     We believe that our concentration in less cyclical businesses reduces risk relative to the S&P 500 Index. In the five down market years experienced since our formation (1977, 1981, 1990, 2000 and 2001), the S&P 500 Index declined by approximately 7.4%, 5.0%, 3.1%, 9.1% and 11.9%, respectively. In those years, accounts managed by us appreciated by approximately 16.0%, 10.8% and 13.2% in 1977, 1981 and 1990, respectively, and depreciated by approximately 1.3% and 5.8% in 2000 and 2001, in each case before fees, as calculated in the manner described below.

     The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2001. See "Method of Performance Calculation" below.

                          Managed Accounts vs. S&P 500

 [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

      Year            S&P 500      WPS Pre-Fee        WPS Post-Fee
      ----            -------      -----------        ------------
      '74                 100              100                 100
      '75                 137              165                 164
      '76                 170              217                 213
      '77                 157              251                 245
      '78                 167              284                 273
      '79                 197              377                 361
      '80                 261              504                 477
      '81                 248              558                 523
      '82                 301              764                 710
      '83                 369              980                 903
      '84                 391            1,154               1,052
      '85                 515            1,720               1,554
      '86                 611            2,083               1,863
      '87                 642            2,266               2,005
      '88                 748            2,482               2,170
      '89                 986            3,377               2,925
      '90                 955            3,823               3,266
      '91               1,247            5,892               4,988
      '92               1,342            6,307               5,274
      '93               1,477            6,177               5,108
      '94               1,496            6,377               5,212
      '95               2,059            8,592               6,950
      '96               2,532           11,682               9,352
      '97               3,377           15,444              12,242
      '98               4,343           20,486              16,074
      '99               5,256           22,901              17,762
      '00               4,778           22,613              17,318
      '01               4,210           21,296              16,116

     Examination of Performance Record

     Our independent accountants, PricewaterhouseCoopers LLP, have performed an examination of our performance record for the period January 1, 1989 through December 31, 2001, including the three, five and 10 year periods ended December 31, 2001.

     Method of Performance Calculation

     Account Inclusion. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2001 are referred to as the "composite" or the "managed accounts."

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

     S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2001 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P 500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2001 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

     Assets Under Management

     The following table shows assets under management during the period from January 1, 1999 through December 31, 2001. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT

                                                          Year Ended
                                                          December 31,
                                              ----------------------------------
                                               2001         2000          1999
                                              -------      -------       -------
                                                         (in millions)

Beginning Assets Under Management........     $10,324      $12,255       $11,157
                                              =======      =======       =======

Ending Assets Under Management...........     $ 9,171      $10,324       $12,255
                                              =======      =======       =======

     The table below illustrates net flows of assets under management which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and accounts closed.

                      NET FLOWS OF ASSETS UNDER MANAGEMENT

                                                          Year Ended
                                                          December 31,
                                                -------------------------------
                                                  2001        2000       1999
                                                -------     -------     -------
Existing Accounts                                         (in millions)
   Contributions ...........................    $ 1,011     $   750     $   814
   Withdrawals .............................     (1,130)     (1,344)     (1,345)
                                                -------     -------     -------
Net Flows of Existing Accounts .............       (119)       (594)       (531)
Accounts Opened ............................        353         277         859
Accounts Closed ............................       (593)       (999)       (259)
                                                -------     -------     -------
Net Flows of Assets Under Management .......    $  (359)    $(1,316)    $    69
                                                =======     =======     =======

     The following table shows client retention information for the last three years.

                                ACCOUNT RETENTION

                                                            Year Ended
                                                           December 31,
                                                    ----------------------------
                                                     2001      2000        1999
                                                     ----      ----        ----
Number of Accounts at Beginning of Period .....     2,346      2,383      1,980
Number of Accounts Closed During Period .......       249        221         98
Retention Rate ................................      89.4%      90.7%      95.1%

     Client Base

     Our client base is diverse. Approximately 61% of our assets under management, and 82.4% of our accounts, as of December 31, 2001, were associated with high net-worth individuals and their affiliates. As of December 31, 2001, approximately 26.4% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.

     The following tables show, as of December 31, 2001, 2000 and 1999, the amount of assets under management in direct relationship client accounts and in consultant related client accounts, and the number of accounts by relationship type.

                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE

                                                    As of December 31,
                                          --------------------------------------
                                           2001            2000            1999
                                          ------         -------         -------
                                                       (in millions)
Direct Relationship .............         $8,334         $ 9,320         $11,061

Consultant Related ..............            837           1,004           1,194
                                          ------         -------         -------

     Total ......................         $9,171         $10,324         $12,255
                                          ======         =======         =======

     Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2001, 2000 and 1999 represented 36.4%, 34.1% and 36.7%, respectively, of our direct relationship accounts as of such dates.

                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE

                                                       As of December 31,
                                               ---------------------------------
                                                2001          2000          1999
                                               -----         -----         -----
Direct Relationship ..................         2,051         2,136         2,221

Consultant Related ...................           200           210           162
                                               -----         -----         -----

     Total ...........................         2,251         2,346         2,383
                                               =====         =====         =====

     The following table shows our assets under management by client type.


                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE

                                                Assets Under Management as of                 Number of Accounts as of
                                                       December 31, 2001                         December 31, 2001
                                             ------------------------------------         -------------------------------
                                               U.S.        Non-U.S.        Total           U.S.       Non-U.S.      Total
                                             ------        --------        ------         -----       --------      -----
                                                        (in millions)
High Net-Worth Individual
     Relationships/Pooled Funds* .......     $3,664         $1,941         $5,605         1,678         178         1,856

Foundations & Other
     Relationship Directed
     Institutional .....................      2,763            179          2,942           279           4           283

Other Institutional ....................        318            306            624            49          63           112
                                             ------         ------         ------         -----         ---         -----

     Total .............................     $6,745         $2,426         $9,171         2,006         245         2,251
                                             ======         ======         ======         =====         ===         =====

* Pooled funds have been included in High Net-Worth/Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.

     The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.

                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS

                                                    As of December 31,
                                          --------------------------------------
                                           2001            2000            1999
                                          ------         -------         -------
                                                      (in millions)
U.S. Clients ....................         $6,745         $ 8,037         $ 9,591

Non-U.S. Clients ................          2,426           2,287           2,664
                                          ------         -------         -------

     Total ......................         $9,171         $10,324         $12,255
                                          ======         =======         =======

     Investment Advisory Revenues

     Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our current standard fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% of any account balance in excess of $25 million. Our standard fee arrangement is non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients' funds held on a long-term basis in fixed income investments ($33 million at December 31, 2001) are subject to a 0.30% annual fee. Fees under our investment advisory contracts are billed and payable quarterly, in advance. The following table shows the average annualized gross management fee, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2001:


                                                       Average Gross Management
                                                      Fee as a Percent of Assets
                                                           Under Management
                                                      --------------------------
                                                              Year Ended
Client Type                                                December 31, 2001
---------------------------------------------------   --------------------------
Institutional......................................              1.14%

Non-Institutional..................................              1.34%

U.S. Clients.......................................              1.27%

Non-U.S. Clients...................................              1.22%

Overall Weighted Average...........................              1.26%

     The average gross management fee was 1.26% for the year ended December 31, 2001. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million are subject to a lower fee.

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

     Geographic Area Data

     The Company's primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2001, 2000 and 1999 were as follows:

                                                 Fee Revenue
                              --------------------------------------------------
                                  2001               2000              1999
                              ------------       ------------       ------------
U.S. ..................       $ 90,348,326       $113,865,779       $115,187,546
Non-U.S ...............         25,644,745         35,484,673         38,119,130
                              ------------       ------------       ------------

Total .................       $115,993,071       $149,350,452       $153,306,676
                              ============       ============       ============

     Collective Investment Funds

     Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2001, we also served as investment adviser to 40 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S. clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2001:


                       Jurisdiction of                           Assets Under
                      Formation of Fund                           Management
--------------------------------------------------------      ------------------
                                                                 (in millions)
Netherlands Antilles....................................          $  496

British Virgin Islands..................................             172

Luxembourg..............................................             159

Austria.................................................             126

Panama..................................................              84

United States...........................................              61

Luxembourg..............................................              57

Netherlands Antilles....................................              55

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

     In the United Kingdom, the main regulatory body is the Financial Services Authority. During 2001, IMRO's regulatory function was subsumed into the Financial Services Authority, which became the sole UK regulatory body for the investment management business. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the Republic of Ireland the Central Bank of Ireland is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. In The Netherlands and the Netherlands Antilles, De Nederlandsche Bank N.V., known as the Dutch Central Bank, is presently responsible for the regulation of fund management activities. It is the regulatory body that supervises WPSH Management N.V. and the funds that it manages, including W.P. Stewart Holdings N.V., the shares of which fund are traded on the Euronext exchange. Those responsibilities of the Dutch Central Bank are scheduled to be transferred to the Netherlands Authority for the Financial Markets, formerly known as the Dutch Securities Board, as of July 1, 2002.

     W.P. Stewart & Co., Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the SEC. As investment advisers, each is subject to the requirements of the Advisers Act and the SEC's regulations thereunder. They, and their employees engaged in advisory services, are also subject to certain state securities laws and regulations, and to laws regarding fiduciaries. Federal and state regulations impose, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, requirements as to fees paid to solicitors (paid client referral sources), restrictions on commission and fee arrangements with broker-dealers, and advertising restrictions, as well as general anti-fraud prohibitions. The state securities law requirements applicable to employees of investment advisers include certain qualification requirements as to advisory employees. In addition, W.P. Stewart & Co., Inc., as investment adviser to a mutual fund registered under the Investment Company Act, is subject to requirements under the Investment Company Act and the SEC's regulations thereunder. Such requirements include, among other things, record-keeping and reporting requirements and procedures for handling funds. Both W.P. Stewart & Co., Ltd. and W.P. Stewart & Co., Inc. also are subject to the requirements of the USA Patriot Act of 2001 including the money laundering prevention provisions thereof.

     Under the Advisers Act, every investment advisory agreement with a client must expressly provide that it may not be assigned by the investment adviser without the consent of the client. Under the Investment Company Act, every investment adviser's agreement with a registered investment company must provide for the agreement's automatic termination in the event of its assignment. Under both Acts, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the agreement, including a direct assignment or a transfer of a "controlling block" of the firm's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. A transaction is not an assignment under the Advisers Act or the Investment Company Act, however, if it does not result in a change of actual control or management of the investment adviser. Any assignment of our investment advisory agreements would require, as to any registered investment company client, the prior approval by a majority of its shareholders, and as to our other clients, the prior consent of such clients to such assignments. Sales by WPS II, Inc. or other shareholders or our issuances of common shares, among other things, could result in a deemed assignment of our investment advisory agreements under such statutes. See Item 3 D under the captions "Key Information - Risk Factors - We Are Subject to the Control of Many Regulatory Bodies" and "Key Information - Risk Factors - A Change of Control of the Stewart Group Would Give Our Clients the Right to Terminate Their Investment Advisory Agreements With Us."

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

     W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2001, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $17.8 million, or approximately $17.7 million in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001 including the money laundering prevention provisions thereof.

     W.P. Stewart & Co. (Europe), Ltd. is a member of, and subject to regulation by, FSA in the United Kingdom. Its permitted activities are limited to providing investment management and investment advice, together with the marketing of unregulated collective investment schemes. FSA regulations cover matters such as the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, employee-related matters, including qualification and approval of supervisory, investment management and sales personnel, disclosure requirements, advertising restrictions and minimum levels of capital. W.P. Stewart & Co. (Europe), Ltd. currently satisfies its minimum capital requirements.

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

     C. Organization Structure

     The organizational chart set forth below shows our operating structure, our principal operating subsidiaries, the jurisdiction of incorporation of our subsidiaries and the percentage of shares that we hold in those subsidiaries. We believe this operating structure positions us effectively to service our global clientele and pursue our global strategy.

                                                     -------------------------
                                                     W.P. Stewart & Co., Ltd.,
                                                         our Bermuda-based
                                                         investment adviser
                                                     -------------------------

    75%                                                                                                                    Approx.
                                                                                                                           40%
------------     ---------     -----------     ----------    -----------    -----------    -----------    ----------     -----------
W.P. Stewart        W.P.         NS Money         W.P.          W.P.           W.P.           W.P.           TPRS           Bowen
   Asset         Stewart &      Management     Stewart &       Stewart        Stewart        Stewart        Services         Asia
 Management         Co.         Ltd., our      Co., Inc.,       Asset        Securities       Asset        N.V., our     Limited,(1)
 (Europe),       (Europe),       Bermuda-       our New       Management      Limited,      Management      Curacao-         our
Ltd.,(2) our     Ltd., our     based asset       York-        Ltd., our         our        (NA), Inc.,       based        Hong Kong-
 Bermuda -        London-        manager         based         Bermuda-       Bermuda-       our New         asset          based
   based           based                        research        based          based          York-         gatherer       research
  umbrella        research                     affiliate      investment      broker-         based                       affiliate
company for      affiliate                                     adviser         dealer         asset
  European                                                                                   gatherer
   asset
 gathering
------------     ---------     -----------     ----------    -----------    -----------    -----------    ----------     -----------

    (3)

------------                                                 ------------
W.P. Stewart                                                 W.P. Stewart
   Asset                                                         Fund
 Management                                                   Management
  (Europe)                                                   Limited, our
 N.V., our                                                   Dublin-based
Netherlands-                                                     fund
based asset                                                   management
  gatherer                                                     company
------------                                                 ------------

1. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it has an option to increase ownership to 50% or more beginning in 2004.

2. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it will acquire the remaining 25% on June 30, 2006.

3.   Indirectly owned.

     D. Property, Plant and Equipment

     Our headquarters and certain of our executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton, Bermuda in a building owned by a joint venture between the Stewart Group and The Bank of Bermuda Limited and leased to us by the joint venture on arms-length commercial terms. We also lease offices in New York, New York; Portland, Maine; London, England; Curacao, Netherlands Antilles; and Oegstgeest, The Netherlands. We believe our facilities have been well maintained, are in good operating condition, are adequate for our current operational requirements and could be replaced, if necessary, on acceptable terms.

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

     Advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance.

     Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Transaction costs are reviewed quarterly and are competitive.

     Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

     We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits. We review, from time to time, the percentage of operating profit made available for the compensation pool and review annually the allocation of the compensation pool among all employees. Under a completed refinement of our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of actual operating profit. Compensation expense for the year ended December 31, 2001 was approximately 21.5% of operating profit versus 25% for the year ended December 31, 2000. It is currently anticipated that compensation expense for the year ending December 31, 2002 will be approximately 23%.

     Marketing fees are fees paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These marketing fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

     Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

     Research and administration expenses include research, travel and entertainment, communications, systems support and occupancy.

     Other operating expenses include professional fees consisting of accounting, auditing, tax, legal and consulting fees, charitable contributions, marketing support and other administration expenses.

     All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

     A. Operating Results

Year Ended December 31, 2001 as Compared to Year Ended December 31, 2000

     Assets Under Management

     Assets under management were $9.2 billion at December 31, 2001, a decrease of $1.1 billion, or 10.7% from $10.3 billion at December 31, 2000.

     The following table sets forth the net flows of assets under management for the years ended December 31, 2001 and 2000, which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                                 ( in millions )

                                                        Years Ended December 31,
                                                        ------------------------
                                                         2001            2000
                                                        -------         -------
Existing Accounts

    Contributions                                       $ 1,011         $   750

    Withdrawals                                          (1,130)         (1,344)
                                                        -------         -------

Net Flows of Existing Accounts                             (119)           (594)

Accounts Opened                                             353             277

Accounts Closed                                            (593)           (999)
                                                        -------         -------

Net Flows of Assets Under Management                    $  (359)        $(1,316)
                                                        =======         =======

     Revenues

     Revenues were $160.7 million for the year ended December 31, 2001, a decrease of $42.6 million or 21.0% from $203.3 million earned during the year ended December 31, 2000. The changes were due to a $33.4 million or 22.3% decrease in fee revenue, an $8.6 million or 17.8% decrease in commission revenue and a $0.6 million or 11.5% decrease in interest and other revenues. Included in 2000 revenues were performance fees of $3.7 million and $2.3 million recorded in March and December, respectively, for one of our accounts. There was no performance fee paid by this account in 2001. The average fee earned from client accounts was 1.26% at December 31, 2001 and 1.27% at December 31, 2000, which included performance fees that applied to two accounts. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower levels of trading volume during 2001 as compared with the higher levels of trading volume experienced in 2000, which were primarily due to a reallocation and rebalancing of accounts in 2000. Interest and other revenues decreased $0.6 million primarily due to a decrease of $0.7 million in earnings from our unconsolidated affiliates offset by an increase of $0.1 million in interest and other revenue.

     Expenses

     Expenses, excluding income taxes, decreased $19.9 million, or 21.3%, to $73.3 million for the year ended December 31, 2001, from $93.1 million in the same period of the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $5.8 million in fees paid to marketers, which are directly related to assets under management of referred accounts. This included an adjustment to marketing fees payable of $1.5 million in the third quarter of 2001. There was a decrease of $1.7 million in commissions, clearance and trading costs, which vary with account activity. Research and administration expenses decreased $1.0 million due to lower costs. Other operating expenses decreased $1.1 million, primarily due to lower levels of expenditures relating to our global expansion in 2001. Employee compensation and benefits decreased $10.3 million due to a decrease in adjusted operating profit and a refinement to the compensation program, as noted above.

     Our income tax expense decreased $3.9 million, to $7.2 million, for the year ended December 31, 2001 from $11.0 million in the same period of the prior year. The effective tax rate for 2001 was 8.2%. This is the result of our anticipated 10% tax rate for 2001 less an adjustment in our prior year's tax accrual determined when our tax returns were finalized in December 2001.

     Net Income

     Net income for the year ended December 31, 2001 decreased $18.8 million, or 19.0%, to $80.3 million, from $99.1 million for the prior year as a result of the items described above.

Year Ended December 31, 2000 as Compared to Year Ended December 31, 1999

     Assets Under Management

     Assets under management decreased $2.0 billion, or 16.3% to $10.3 billion at December 31, 2000 from $12.3 billion at December 31, 1999.

     The following table sets forth the net flows of assets under management for the years ended December 31, 2000 and 1999, which include changes in net contributions and net new accounts opened/closed. The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and accounts closed.

                      Net Flows of Assets Under Management
                                 ( in millions )

                                                        Years Ended December 31,
                                                        ------------------------
                                                          2000           1999
                                                        -------         -------
Existing Accounts

  Contributions                                         $   750         $   814

  Withdrawals                                            (1,344)         (1,345)
                                                        -------         -------

Net Flows of Existing Accounts                             (594)           (531)

Accounts Opened                                             277             859

Accounts Closed                                            (999)           (259)
                                                        -------         -------

Net Flows of Assets Under Management                    $(1,316)        $    69
                                                        =======         =======

     Revenues

     Revenues were $203.3 million for the year ended December 31, 2000, an increase of $10.0 million or 5.2% from $193.3 million earned during the year ended December 31, 1999. The changes were due to a $4.0 million or 2.6% decrease in fee revenue, a $12.8 million or 35.9% increase in commission revenue and an increase of $1.2 million or 26.2%, in interest and other revenues. Interest and other revenues increased due to an increase of approximately $1.0 million from our proportionate earnings of two of our unconsolidated affiliates, and more efficient utilization of cash on hand. The average fee earned from client accounts, including performance fees that apply to two accounts, decreased to 1.27% at December 31, 2000 from 1.31% at December 31, 1999, due to a slight change in client account mix due to larger accounts with lower fees. The increase in commission revenue was primarily due to a reallocation of and a rebalancing in accounts during the year.

     Expenses

     Expenses, excluding income taxes, increased $2.9 million or 3.3% to $93.1 million for the year ended December 31, 2000, from $90.2 million in the same period of the prior year. The changes were primarily due to a decrease in variable expenses, including a decrease of $3.3 million in fees paid to marketers, which are directly related to assets under management of referred accounts, and an increase of $1.4 million in commissions, clearance and trading costs, which vary with account activity. Other operating expenses decreased $0.7 million, primarily due to a $2.5 million reimbursement received from the selling shareholders in connection with our initial public offering. Employee compensation and benefits increased $1.2 million due to an increase in adjusted operating profit. Research and administration increased $0.7 million, reflecting a substantial reduction in administrative costs related to our global expansion.

     Depreciation and amortization increased $3.6 million. Included in depreciation and amortization is amortization of intangibles of $1.4 million of assets acquired (customer list and goodwill) related to our global expansion activities. Depreciation expense associated with our aircraft was $5.5 million.

     Income tax expense increased $2.6 million to $11.0 million, for the year ended December 31, 2000 from $8.4 million in the same period of the prior year due to the Company's effective tax rate increasing to 10% in 2000 from 8.2% in 1999.

     Net Income

     Net income for the year ended December 31, 2000 increased $4.3 million, or 4.6%, to $99.1 million from $94.8 million for the prior year as a result of the items described above.

     Inflation

     Our assets are largely liquid in nature and, therefore, not significantly affected by inflation. However, the rate of inflation may affect our expenses, such as information technology and occupancy costs, which may not be readily recoverable in the pricing of the services that we provide. To the extent inflation results in rising interest rates and has other negative effects upon the securities markets, it may adversely affect our financial position and results of operations.

     Contractual Obligations and Contingent Commitments

     W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2001:

                             Contractual Obligations
                                  (in millions)

                                                                                     2007 -
                                         2002     2003 - 2004     2005 - 2006      Thereafter       Total
                                         ----     -----------     -----------      ----------       -----
Long-Term Debt (1)                       $0.6         $1.3            $1.5            $14.7         $18.1
Minimum Rental Commitments (2)           $2.4         $5.3            $5.1            $ 8.5         $21.3

(1) See Note 8 to the consolidated financial statements for additional information

(2) See Note 16 to the consolidated financial statements for additional information

                             Contingent Commitments
                                  (in millions)

                                                Amount of Commitment Expiration Per Period
                                   --------------------------------------------------------------------
                                                                                   2007 -
                                   2002        2003 - 2004      2005 - 2006      Thereafter       Total
                                   ----        -----------      -----------      ----------       -----
Commitments under letters of
credit (3)                          --            $1.2               --              $0.7           $1.9

(3) See Note 9 to the consolidated financial statements for additional information

In February 1999, the Company entered into an agreement with Shamrock Aviation, Inc. in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which is scheduled for 2002. In return, the Company has agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. Management does not believe that this agreement will have any material adverse effect on the financial condition or results of operations of the Company.

     B. Liquidity and Capital Resources

     Our financial condition is highly liquid with principal assets including cash and cash equivalents and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

     We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the Securities and Exchange Commission and Financial Services Authority (and the former Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

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

     Other Events

     Our liquidity, facilities and overall financial condition were not materially affected by the terrorist attacks against the United States on September 11, 2001, the terrorist acts and threats against the United States thereafter nor the declaration and conduct of war against terrorism by the United States. Our operational, securities trading and information systems have been functioning throughout this period and continue to function. Although these events have caused, and may continue to cause, additional weakness in the general business and economic environment, it appears that any direct market effects on our business and operations, including without limitation assets under management and capital flows, have been transitory in nature.

     C. Research and Development, Patents and Licenses, etc.

     Not Applicable.

     D. Trend Information

     Net flows of assets under management during 2001 reflect a reduced rate of account closures and withdrawals, and an increased rate of contributions and account openings, as compared to 2000. While investment performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite was significantly better than the S&P 500 for 2001, prevailing market conditions contributed to a decline in assets under management during 2001.

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

Name                                                       Position                              Position Held Since
-------------------------------------------------------------------------------------------------------------------------
William P. Stewart.................  Chairman, Chief Executive Officer and Director(1)(2)             June 1998
John C. Russell....................  Deputy Chairman, Managing Director and Director(1)               June 1998
Richard C. Breeden.................  Director(2)(3)                                                   June 1998
Edgar H. Brunner...................  Director(2)                                                      June 1998
Beat Notz..........................  Director                                                         January 1999
Henry B. Smith.....................  Director(1)(3)                                                   June 1998
Heinrich Spangler..................  Director(3)                                                      June 1998
John A. Allison....................  Deputy Managing Director                                         January 2001
Salim Chaar........................  Deputy Managing Director - Administration                        September 2001
Mark A. Henderson..................  Deputy Managing Director                                         November 1998
Lisa D. Levey......................  Deputy Managing Director - General Counsel                       September 2001
Rocco Macri........................  Deputy Managing Director - Chief Financial Officer               September 2001
Richard Rawlinson..................  Deputy Managing Director                                         December 2001
Robert D. Rosenthal................  Deputy Managing Director                                         January 2000
Peter Jan Rubingh..................  Deputy Managing Director                                         January 2001
Frederick M. Ryan..................  Deputy Managing Director - Investor Relations                    September 2001
Charles G.R. Target................  Deputy Managing Director                                         June 1999
Susan G. Leber.....................  Director of Financial Operations                                 December 2001
Debra Randall......................  Corporate Secretary                                              January 2001

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

     Richard C. Breeden became a Director of W.P. Stewart & Co., Ltd. in June 1998. From 1997-2002, Mr. Breeden served as Chairman, President and Chief Executive Officer of Equivest Finance, Inc., a publicly traded company in the resort development and financing business. Since 1996, Mr. Breeden also served as the court-appointed bankruptcy trustee of The Bennett Funding Group, Inc. Mr. Breeden also has owned his own financial consulting firm since 1996. From 1993 to 1996, Mr. Breeden served as the chairman of the worldwide financial services practice of Coopers & Lybrand LLP. From 1989 to 1993, Mr. Breeden served as Chairman of the U.S. Securities and Exchange Commission after appointment to that position by President George Bush and confirmation by the U.S. Senate. Prior to the Commission, Mr. Breeden served in the White House as Assistant to the President (1989) and Deputy Counsel to the Vice President (1982-1985). Mr. Breeden also practiced corporate and securities law in private practice in New York City and Washington, D.C. Mr. Breeden has more than 25 years experience with securities markets, financial accounting and corporate transactions.

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

     Henry B. Smith has been a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith is President and Chief Executive Officer of The Bank of Bermuda, with which he has been employed in various capacities since 1973. In May 1997, Mr. Smith was appointed Deputy Chairman of the Bermuda Stock Exchange Council and is Deputy Chairman of the Council Partners Charitable Trust.

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

     Salim Chaar has served as Deputy Managing Director - Administration of W.P. Stewart & Co., Ltd. since September 2001. He joined W.P. Stewart from Bowen Capital Management, the company's Hong Kong-based research and sub-advisory affiliate, where he served as its Managing Director, and a member of the board of directors of its parent company, Bowen Asia Limited, since March 2000. Mr. Chaar began his career with Banque Indosuez in Paris in 1976, and worked in various management capacities for Indosuez in the Middle East and in Asia until 1993, including Chief Operating Officer and then Managing Director of Indosuez Investment Services in Hong Kong from 1988 to 1992. Mr. Chaar was based in Paris from 1993 to 1997, as President and Chief Operating Officer of Union Financiere de France Banque, an asset management, brokerage and insurance subsidiary of Indosuez listed on the French stock exchange. He left Banque Indosuez in 1997, and joined the Belgian group Generale de Banque, where he was appointed Chief Executive Officer of Grand Generale Asset Management Ltd.

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

     Lisa D. Levey, has served as Deputy Managing Director - General Counsel of W.P. Stewart & Co. Ltd. since September 2001. She started her legal career in 1981 with the New York law firm of Anderson Kill Olick & Oshinsky, P.C., where she was a partner specializing in commercial transactions until January 1991. Ms. Levey left that firm to become General Counsel and Corporate Secretary of Danielson Holding Corporation, a publicly traded financial services holding company, and Whitman Heffernan Rhein & Co., Inc., an affiliated investment advisory firm, where she served from 1991 until August 1996. She joined W.P. Stewart & Company in April 1997 as its General Counsel.

     Rocco Macri has served as Deputy Managing Director - Chief Financial Officer of W.P. Stewart & Co., Ltd. since September 2001 and as Finance Director since March 1999. Mr. Macri is a Certified

Public Accountant. From 1993 through 1999, he was a Partner with the accounting firm of Lopez Edwards Frank & Co., LLP, where he was a Manager from 1984 through 1993. From 1984 through 1998, Mr. Macri had principal responsibility for our audit while a partner at our previous independent accounting firm.

     Richard Rawlinson has served as Deputy Managing Director of W.P. Stewart & Co. Ltd. and Chairman and Chief Executive Officer of W.P. Stewart & Co. (Europe), Ltd., the Company's London-based research and investment sub-advisory subsidiary, since December 2001. Mr. Rawlinson previously served as a Director of Monitor Company, a strategy consulting firm. He joined Monitor in 1984, founded their European consultancy practice in 1985, ran their operations in Japan from 1990 to 1993 and established their Hong Kong operations between 1993 and 1996. Prior to joining Monitor, he was a Banking Executive with J Henry Schroder Wagg & Co Limited and an Associate Fellow at Harvard Business School.

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

     Frederick M. Ryan has served as Deputy Managing Director - Investor Relations of W.P. Stewart & Co., Ltd. since September 2001. Mr. Ryan served as Deputy Managing Director from February 1999 through August 2001 and as Deputy Managing Director - Europe from October 1998 through January 1999. Prior to that, Mr. Ryan was a consultant with FMR Capital Advisory, financial and business consultants. From 1991 through 1997, he was president of Canada Life Investment Management. Mr. Ryan worked with the investment and business consulting group of FMR & Associates from 1982 through 1991. From 1969 through 1982, Mr. Ryan was a shareholder, officer and Director of R.A. Daly & Co., Ltd., a brokerage firm and a former member firm of the Toronto Stock Exchange. Mr. Ryan has been a member of the Association for Investment Management & Research since 1967 and served as president of the Toronto Society of Financial Analysts (a constituent member society of the Association for Investment Management & Research) in 1976-1977.

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

     Susan G. Leber has served as Director of Financial Operations since December 2001 and as Deputy Finance Director-Group Controller since March 1999. Ms. Leber is a Certified Public Accountant. From 1993 to 1999 she was a Senior Manager with the accounting firm of Lopez Edwards Frank & Co., LLP, and was manager of the Stewart Group audit.

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

     B. Compensation

     The aggregate compensation paid or accrued in 2001 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $7.6 million. During that year, these individuals were granted options to purchase an aggregate of 523,333 common shares of W.P. Stewart & Co. Ltd. For the terms of these options, see Item 6 E below under the caption "Share Ownership".

     We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. In 2000, we implemented a Bermuda pension plan and in 2001 a plan was created in the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2001 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $227,099.

     Prior to 2002, W.P. Stewart & Co., Ltd. had agreed to pay each of Messrs. Breeden, Brunner, Smith and Spangler (the "non-executive directors") $30,000 per annum for his services on the board of directors. In 2001, each of the non-executive directors was granted options to acquire 6,000 common shares of W.P. Stewart & Co., Ltd. In addition, each non-executive director purchased an additional 3,000 common shares of W.P. Stewart & Co., Ltd. In consideration of the grant of options, the 2002 annual fee to be paid by W.P. Stewart & Co., Ltd. to the non-executive directors was reduced by agreement from $30,000 to $20,000.

     C. Board Practices

     The terms of office of our directors and officers will run until the election of successor directors (or until the shareholders resolve in a general meeting not to re-appoint a director) or the appointment of successor officers.

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

     D. Employees

     At December 31, 1999, 2000 and 2001, we employed 70, 80 and 105 persons, respectively. We consider our relations with our employees to be good.

     E. Share Ownership

     The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers:

                                         Number of Common
                  Name                      Shares Owned            Percentage
-----------------------------------    ---------------------      --------------
William P. Stewart (1)                      4,174,140                  8.73%

John A. Allison                               524,187                  1.10%

Peter Jan Rubingh (2)                         920,419                  1.92%

All other Directors and Executive
Officers as a group (3)                     1,568,263                    *

     * Each individual's ownership is less than 1%.

(1) Includes 4,144,140 shares owned by trusts for which Mr. Stewart serves as trustee (with respect to which Mr. Stewart disclaims beneficial ownership).

(2) Includes 80,000 shares which are owned by two trusts established for Mr. Rubingh's children, for which Mr. Rubingh is the trustee.

(3) Includes 167,400 shares held by trusts (with respect to 138,867 of which the respective individuals disclaim beneficial ownership).

     Our directors and executive officers own options to purchase an aggregate of 523,333 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date.

390,000 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. The remaining 133,333 of these options were granted on December 3, 2001 at an exercise price of $25.65 and will expire on December 3, 2008.

     W.P. Stewart & Co., Ltd. periodically sells common shares to its employees and those of its affiliates at fair value for cash and/or installment notes. The installment notes are full recourse, bear interest at 8.5% or 10% per annum and are collateralized by the shares purchased. The principal amount of the note is payable in 28 quarterly installments, subject to mandatory payment in full upon termination of employment. Shares vest in 28 equal quarterly installments. Unvested shares are, and vested shares may be, repurchased from the employee upon termination. Different, but substantially equivalent, terms may apply in respect of individuals employed in certain countries outside Bermuda and the United States.

     W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended

     We operate a share option and restricted share plan, the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended, to promote the interests of W.P. Stewart and its shareholders by aiding us and our affiliates in attracting and retaining employees and directors capable of assuring our future success, by offering such persons incentives to put forth maximum efforts for the success of our business, and by affording such persons an opportunity to acquire a proprietary interest in our Company.

     The plan was adopted by our board of directors and became effective on July 24, 2001, provided that options granted under the plan will not be exercisable unless the plan is approved by our shareholders at the next annual general meeting. The plan was amended on January 25, 2002. Our board of directors may further amend, alter, suspend, discontinue or terminate the plan at any time, except that no alteration or amendment will be effective without shareholder approval if absent such approval:

     o it would violate the rules or regulations of the New York Stock Exchange or any other securities exchanges that are applicable to us; or

     o it would cause us to be unable, under the U.S. Internal Revenue Code of 1986, as amended, to grant incentive stock options under the plan.

     The plan will continue in effect until July 23, 2004. No award will be granted under the plan after the termination of the plan. Unless otherwise expressly provided in the plan or in an award agreement, any award granted may extend beyond the termination of the plan, and the authority of management and our Compensation and Executive Committees to administer the plan and our board of directors to amend it, will extend beyond the termination of the plan.

     The shares available for awards under the plan will be authorized but unissued shares of W.P. Stewart & Co., Ltd or shares that will have been previously reacquired by a subsidiary of ours. As originally adopted, the plan provided for a maximum of 1,500,000 shares available for granting awards. The amendment in January 2002 increased this number by 1,000,000 shares, which remain available as of the date of this report.

     All of our or our affiliates' employees and all of our directors are eligible to receive awards under the plan. In determining which eligible persons shall receive an award and the terms of any award, the committee administering the plan will periodically review the recommendations of management and may take into account the nature of the services provided by the eligible persons, their present and potential contributions to our success, and such other factors as the committee, in its discretion, shall deem relevant. An incentive stock option will not be granted to an employee of an affiliate unless the affiliate is also our "subsidiary corporation" within the meaning of Section 424(f) of the Internal Revenue Code of 1986, as amended, or any successor provision.

     The plan is administered by our management, subject to oversight by the Compensation and Executive Committees of our board of directors. Subject to review and approval by the committee, as appropriate, management has the authority to:

     o    designate participants;

     o determine the type or types of awards to be granted to each participant under the plan;

     o determine the number of shares to be covered by (or the method by which payments or other rights are to be calculated in connection with) each award;

     o    determine the terms and conditions of any award or award agreement;

     o subject to certain conditions, amend the terms and conditions of any award or award agreement and accelerate the exercisability of any award or the lapse of restrictions relating to any award;

     o determine whether, to what extent and under what circumstances awards may be exercised with the payment of cash, shares, other securities, other awards or other property, or canceled, forfeited or suspended;

     o determine whether, to what extent and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable by W.P. Stewart with respect to an award under the plan shall be deferred either automatically or at the election of the holder thereof or the committee;

     o interpret and administer the plan and any instrument or agreement, including any award agreement, relating to the plan;

     o establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the plan; and

     o make any other determination and take any other action that the committee deems necessary or desirable for the administration of the plan.

     The plan permits the granting of:

     o share options that are not intended to meet the requirements for "incentive stock options" under Section 422 of the Internal Revenue Code;

     o    share options that are "incentive stock options" within the meaning of
          Section 422 of the Internal Revenue Code; and

     o    restricted shares.

     Subject to limited exceptions permitted by the committee, awards may not be transferred other than by will or by the laws of descent and distribution. Except as otherwise provided in the plan, no award or right under an award may be pledged, alienated, attached or otherwise encumbered, and any attempt to pledge, alienate, attach or encumber an award will be void and unenforceable against us or any of our affiliates.

     The committee may waive any conditions of or our rights under any outstanding award, prospectively or retroactively. Except as otherwise provided in the plan or an award agreement, unless we or the committee obtains consent from the participant, holder or beneficiary of the award, the committee may not amend, alter, suspend, discontinue or terminate any outstanding award prospectively or retroactively.

     If the committee determines that any event affecting the shares, would result in the dilution or enlargement of any of the benefits or potential benefits intended to be made available under the plan, the committee will, in a manner it deems equitable, adjust any or all of:

     o the number and type of shares (or other securities or other property) that may be made the subject of awards;

     o the number and type of shares (or other securities or other property) subject to outstanding awards; and

     o    the purchase or exercise price with respect to any award.

     All awards under the plan are required to be evidenced by appropriate agreements executed on our behalf and by the participants. Awards generally vest over a seven-year period. The exercise price of a share option is not less than the New York Stock Exchange closing price of our common shares on the date of grant. Restricted shares may be purchased at a discount of up to 20% from the New York Stock Exchange closing price value.

Item 7. Major Shareholders and Related Party Transactions

     A. Major Shareholders

     The following table presents information regarding the beneficial ownership of our common shares as of March 20, 2002 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

Name                                  Number                     Percentage
-------------------            -------------------           -------------------
WPS II, Inc.                        19,775,834                     41.34%

     The above-listed beneficial owner has the same voting rights per share as all other holders of common shares; however, our bye-laws specifically exempt such holder from the limitations on voting power that may apply to other holders if they become owners of more than a specified percentage of common shares. See
Item 3 D under the caption "Key Information - Risk Factors - Our bye-laws restrict shareholders' voting rights."

     As of March 22, 2002, we had 323 shareholders of record, of which 220, owning approximately 90% of our common shares, were U.S. persons.

     B. Related Party Transactions

     In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our officers and directors, have entered into loan agreements with, and signed promissory notes to us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such share purchases, Messrs. Stewart, Russell, Breeden, Smith, Chaar, Henderson, Macri, Ryan, Allison, Target and Rawlinson and Ms. Levey and Ms. Leber have entered into loan agreements with, and signed promissory notes to, the Stewart Group. Each of these loans accrues interest at a rate of either 8.5% or 10% per annum.

     The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2001 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2001 for each of the above-named directors and executive officers.

                                                             Largest Amount
                                                           Outstanding During
                                 Amount Outstanding          the Year Ended
           Name                as of December 31, 2001     December 31, 2001
---------------------------    -----------------------     ------------------
William P. Stewart                   $   495,000              $   495,000

John C. Russell                          658,574                1,052,583

Richard C. Breeden                        88,871                   91,332

Henry B. Smith                            83,950                   93,793

Salim Chaar                              825,000                  825,000

Mark A. Henderson                        688,000                  808,000

Rocco Macri                              928,298                1,082,440

Frederick M. Ryan                        763,298                  917,440

John A. Allison                          495,000                  495,000

Charles G.R. Target                      558,638                  664,821

Richard Rawlinson                      1,312,007                1,312,007

Lisa D. Levey                            394,707                  461,479

Susan G. Leber                           546,649                  623,720

     The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $131,471 for the year ended December 31, 2001. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

     W.P. Stewart & Co., Ltd. owns approximately 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Deputy Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable beginning in 2004 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to payments in connection with our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $533,681 for the year ended December 31, 2001. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $27,004 for the year ended December 31, 2001.

     Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr.

Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. We paid fees to Shamrock Aviation, Inc. in the amount of $2,018,897 for the year ended December 31, 2001. In February 1999, we entered into an agreement with Shamrock Aviation, Inc. in which Shamrock Aviation, Inc. agreed to delay the sale of an aircraft owned by Shamrock Aviation, Inc. so that such aircraft will continue to be available for use in our business. At the same time, Shamrock Aviation, Inc. agreed to release W.P. Stewart & Co., Inc. from any and all obligations of approximately $37 million to participate in the purchase of an additional aircraft. In return, we have agreed to indemnify Shamrock Aviation, Inc. for any loss in value of the aircraft that Shamrock Aviation, Inc. has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of the agreement was estimated to be $27 million. We do not believe that this agreement will have any material adverse effect on our financial condition or results of operations. We have an agreement pursuant to which an entity affiliated with Shamrock Aviation, Inc. has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include $2,415,044 for the year ended December 31, 2001. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

     W.P. Stewart Fund Management Limited serves as the investment manager to an Irish fund solely managed by WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a son of Mr. William P. Stewart. The Stewart Group has no ownership interest in either the Irish fund or WPS Investissements S.A. W.P. Stewart Fund Management Limited collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $44,558 for the year ended December 31, 2001. In addition, we pay to WPS Investissements S.A., an amount calculated on the basis of a portion of the brokerage commissions paid by the fund from securities transactions. Such payments amounted to $27,622 for the year ended December 31, 2001. We believe that the payments made to WPS Investissements S.A. are as favorable as those we would pay to an unaffiliated party in a similar transaction.

     W.P. Stewart & Co., Ltd. believes, upon advice of Nixon Peabody LLP, special tax counsel, that, at the time of our merger with our U.S. predecessor company, WPS II, Inc. qualified as an S corporation and our U.S. predecessor company qualified as a "qualified subchapter S subsidiary" for U.S. federal income tax purposes and that, accordingly, W.P. Stewart & Co., Ltd. incurred no U.S. tax liability as a result of the Bermuda merger. Notwithstanding such belief, WPS II, Inc. has agreed to indemnify W.P. Stewart & Co., Ltd. for any harm suffered by W.P. Stewart & Co., Ltd. arising from any U.S. tax liability imposed upon W.P. Stewart & Co., Ltd. as a result of our merger with our U.S. predecessor company. In addition, certain stockholders of WPS II, Inc. have agreed to severally guarantee their proportionate shares of the indemnity obligation of WPS II, Inc. based on their interests in WPS II, Inc. at the time of the merger, which represented an aggregate of approximately 92% of the amount which may be payable by WPS II, Inc. under the indemnity.

     Prior to our acquisition of a controlling interest in TPR & Partners NV on November 14, 2001, we paid TPR fees for marketing and client account services. These fees amounted to $459,313 for the year ended December 31, 2001. One of the principals of TPR & Partners NV, Peter Jan Rubingh, became Deputy Managing Director of W.P. Stewart & Co., Ltd. in January 2001. See "Global Expansion" under Item 4A and "Material Contracts" under Item 10C for a description of that acquisition.

     The Company pays Carl Spangler Kapitalanlagegesellschaft mbH, which is controlled by Heinrich Spangler, one of our directors, fees for solicitation services. These fees amounted to $167,749 for the year ended December 31, 2001.

     Certain directors of W.P. Stewart & Co., Ltd. have served as directors of funds from which we have received investment advisory fees and commissions. Such fees and commissions were $4,906,228 for the year ended December 31, 2001.

     The company owns a 40% interest in Kirk Management Ltd., a real estate joint venture, incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors is the President and Chief Executive Officer. Included in receivables from affiliates, net, is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date. Interest income on the subordinated loan was $16,716 for the year ended December 31, 2001. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd. its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.

     Included in investments available for sale at December 31, 2001 is an amount of $866,716, which is an investment in a fund managed by W.P. Stewart Fund Management Limited, an indirect wholly-owned subsidiary of W.P. Stewart & Co., Ltd..

     C. Interests of Experts and Counsel

     Not Applicable.

Item 8. Financial Information

     A. Consolidated Statement and Other Financial Information

     See pages F-1 to F-23.

     We currently have no pending litigation of a material nature.

     The holders of our common shares are entitled to receive, on a pro rata basis, dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda, which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:

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

     We have a policy of declaring quarterly dividends on the common shares. We expect that the amount of those dividends will be determined as approximately $1.20 per annum. We paid a dividend of $0.30 per share in January 2002 and currently anticipate similar dividends in April, July and October of this year. However, the declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

     B. Significant Changes

     Not Applicable

Item 9. The Offer and Listing

     Not Applicable, except for Items 9.A.4 and 9.C.

     Trading Markets

     Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. Prior to December 8, 2000, there was no established market for our common shares. On March 19, 2002, the last reported sale price for our common shares on the New York Stock Exchange was $31.27 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange.

                                                 New York Stock Exchange
                                            ----------------------------------
Period                                           High               Low
----------------------------------------    ---------------    ---------------
Annual

         2000                                    $27.125           $22.6875

         2001                                    $29.625           $18.01

Quarter

         Fourth Quarter 2000                     $27.125           $22.6875

         First Quarter 2001                      $29.625           $20.50

         Second Quarter 2001                     $27.25            $20.50

         Third Quarter 2001                      $26.50            $18.01

         Fourth Quarter 2001                     $26.50            $19.25

Month

         September 2001                          $24.95            $18.01

         October 2001                            $25.30            $19.25

         November 2001                           $23.20            $21.05

         December 2001                           $26.50            $24.30

         January 2002                            $28.10            $26.00

         February 2001                           $27.25            $25.25

         March 1 - 19, 2001                      $31.73            $26.85

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

     Shareholders' Rights

     The holders of our common shares are entitled to receive, on a pro rata basis, dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:

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

     However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. This voting limitation was put in place to reduce the likelihood of our becoming a controlled foreign corporation for U.S. tax purposes. See Item 3 D under the caption "Risk Factors
- Our U.S. tax status could be challenged..." and Item 10 E under the caption "Taxation - United States - Controlled Foreign Corporation Rules" for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.

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

     W.P. Stewart & Co., Ltd. exchanged 1,200,000 of its shares for all of the issued and outstanding capital stock of First Long Island Investors, Inc. (now known as W.P. Stewart Asset Management (NA), Inc.) pursuant to a share exchange agreement dated March 1999 with First Long Island Holdings, LLC. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by First Long Island Investors, Inc., W.P. Stewart & Co., Ltd. will automatically repurchase up to

20% of the 1,200,000 shares, for BD$0.001 per share, on January 1, 2003. The agreement imposes certain restrictions on transfers of shares by First Long Island Holdings, LLC.

     W.P. Stewart & Co., Ltd. exchanged 1,152,000 of its shares for 50% of the issued and outstanding capital stock of TPRS Services N.V. pursuant to a share exchange agreement dated as of May 19, 1999 with TPR & Partners NV and TPR Curacao N.V. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by TPRS Services N.V., W.P. Stewart & Co., Ltd. will automatically repurchase up to 20% of the 1,152,000 shares, for BD$0.001 per share, on January 1, 2003. W.P. Stewart & Co., Ltd. exchanged 814,000 of its shares for the remaining 50% of the issued and outstanding shares of TPRS Services N.V. pursuant to a share exchange agreement with TPR & Partners NV, dated as of December 29, 2000. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by TPRS Services N.V., W.P. Stewart & Co., Ltd. will automatically repurchase up to 20% of the 814,000 shares, for US$0.001 per share, on each of July 1 of 2002, 2003 and 2004. The agreement imposes certain restriction on transfers of shares by TPR & Partners NV and TPR Curacao
N.V.

     W.P. Stewart & Co., Ltd. exchanged 898,831 of its shares for all of the issued and outstanding shares of NS Money Management Ltd. pursuant to a share exchange agreement dated as of June 1, 1999 with Stewart Notz Stucki Ltd. The parties also entered into a stock call agreement under which, if certain performance criteria are not met by NS Money Management Ltd., W.P. Stewart & Co., Ltd. will automatically repurchase up to 179,766 of the W.P. Stewart & Co., Ltd. shares for US$0.001 per share, on January 1, 2003.

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

     By agreement dated as of December 7, 2000, WPS II, Inc. agreed to indemnify W.P. Stewart & Co., Ltd. for any harm suffered by W.P. Stewart & Co., Ltd. arising from any U.S. tax liability imposed upon W.P. Stewart & Co., Ltd. as a result of our merger with our U.S. predecessor company. In addition, certain stockholders of WPS II, Inc. have agreed to severally guarantee their proportionate shares of the indemnity obligation of WPS II, Inc. based on their interests in WPS II, Inc. at the time of the merger, which represented an aggregate of approximately 92% of the amount which may be payable by WPS II, Inc. under the indemnity. WPS II, Inc. also has agreed to continue to own at least 7,000,000 of our shares during the period of the indemnity.

     Pursuant to a share exchange agreement with TPR Holding B.V. dated as of November 14, 2001, W.P. Stewart and Co., Ltd. exchanged 330,000 of its shares for 75% of the outstanding shares of W.P. Stewart Asset Management (Europe), Ltd., which in turn owns all of the shares of TPR & Partners NV. The parties also entered into a deferred share exchange agreement as of November 14, 2001 pursuant to which W.P. Stewart & Co., Ltd. agreed to acquire the remaining shares of W.P. Stewart Asset

Management (Europe), Ltd. as of June 30, 2006 at a fair value price determined on that date and payable in shares of W.P. Stewart & Co., Ltd.

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

     Bermuda

     We have obtained from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended), an undertaking that, in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of such tax will not be applicable to the shares, debentures or other obligations of W.P. Stewart & Co., Ltd., until at least March 28, 2016. Under current Bermuda law, no income, withholding or other taxes or stamp or other duties are imposed upon the issue, transfer or sale of the common shares or on any payments thereunder.

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

                                    Part II.

Item 13. Default, Dividend Arrearages and Delinquencies

     Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                    Part III.

Item 17. Financial Statements

     See pages F-1 through F-23, incorporated herein by reference.

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


         4.3*         Share Exchange Agreement, dated as of May 1999, among W.P.
                      Stewart & Co. Ltd., TPR & Partners NV and TPR Curacao N.V.


         4.4* Share Exchange Agreement, dated as of June 1, 1999, between W.P. Stewart & Co. Ltd. and Stewart Notz Stucki Ltd.


         4.5* Purchase Agreement, dated as of June 30, 1999, between W.P. Stewart & Co., Ltd. and Bowen Asia Limited.


         4.6*** Indemnity Agreement by WPS II, Inc. and the Guarantors thereunder in favor of W.P. Stewart & Co., Ltd.


         4.7**** Share Exchange Agreement, dated as of December 29, 2000, between W.P. Stewart & Co., Ltd. and TPR & Partners NV

         4.8****      Amendment to 1996 Shareholder Agreement

         4.9 Share Exchange Agreement, dated as of November 14, 2001, between W.P. Stewart & Co., Ltd. and TPR Holding B.V.


         4.10 Deferred Share Exchange Agreement, dated as of November 14, 2001, among W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management (Europe), Ltd. and TPR Holding B.V.

         8.1          Subsidiaries of the Registrant

         10.1         Consent of PricewaterhouseCoopers LLP

----------
* Previously filed on November 21, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420).

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form 8-A/A (011-16245).

*** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420).

**** Previously filed on March 30, 2001 as an exhibit to the Registrant's Report on Form 20-F(011-16245).

Index To Consolidated
Financial Statements



                                                                        Page
Consolidated Financial Statements as of,
  and for the three years ended
  December 31, 2001, 2000 and 1999
Report of Independent Accountants                                       F-2
Consolidated Statements of Financial Condition                          F-3
Consolidated Statements of Operations                                   F-4
Consolidated Statements of Changes in Shareholders' Equity              F-5
Consolidated Statements of Cash Flows                                   F-6
Notes to the Consolidated Financial Statements                      F-7 to F-23

                        Report of Independent Accountants

To the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders' equity and of cash flows appearing on pages F-3 through F-23 present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the "Company") at December 31, 2001, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP




New York, New York
February 28, 2002

                                  W.P. Stewart & Co., Ltd.
                       Consolidated Statements of Financial Condition
                              December 31, 2001, 2000 and 1999


                                           Assets:

                                                                                  2001             2000            1999
                                                                              -------------    -------------    ------------
  Cash and cash equivalents                                                   $  62,302,344    $  56,764,420    $ 24,791,813
  Fees receivable                                                                 2,826,006        3,277,399       2,124,435
  Receivable from broker-dealer                                                     582,091        1,605,520       2,187,133
  Investments in unconsolidated affiliates (net of accumulated amortization
    of $82,372, $0 and $135,334 for 2001, 2000 and 1999, respectively)            3,979,317        3,649,298       7,189,982
  Receivables from affiliates, net                                                  666,192        1,761,858           --
  Investments, available for sale (cost $1,012,400, $575,140 and $571,840
    for 2001, 2000 and 1999, respectively)                                          879,116        1,025,458         589,710
  Investment in aircraft (net of accumulated depreciation of $12,633,445,
    $8,706,682 and $3,208,316 for 2001, 2000 and 1999, respectively)              9,818,030       13,744,793      19,243,159
  Goodwill                                                                        5,631,797            --              --
  Intangible assets (net of accumulated amortization of $4,464,891,
    $1,702,939 and $151,821 for 2001, 2000 and 1999, respectively)               44,299,495       24,763,700       6,462,247
  Furniture, equipment and leasehold improvements (net of
    accumulated depreciation and amortization of $2,361,376, $1,325,482
    and $676,273 for 2001, 2000 and 1999, respectively)                           4,789,744        4,944,497       3,709,851
  Interest receivable on shareholders' notes                                        317,292          366,030         536,365
  Income taxes receivable                                                         4,071,171            --              --
  Other assets                                                                    3,115,516        2,358,663       4,365,947
                                                                              -------------    -------------    ------------
                                                                              $ 143,278,111    $ 114,261,636    $ 71,200,642
                                                                              =============    =============    ============



                            Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                               $  18,098,337    $  18,646,226    $ 19,157,645
  Payables to affiliates, net                                                         --               --            327,868
  Employee compensation and benefits payable                                        983,824          447,973       1,781,169
  Marketing fees payable                                                            469,083        2,261,591       2,010,470
  Income taxes payable                                                            1,078,713        1,324,017       2,102,072
  Professional fees payable                                                       3,103,082        3,448,332       2,832,234
  Dividends payable                                                                   8,528           10,643          59,853
  Accrued expenses and other liabilities                                          5,430,916        5,291,236       4,028,149
                                                                              -------------    -------------    ------------
                                                                                 29,172,483       31,430,018      32,299,460
                                                                              -------------    -------------    ------------

Minority Interest                                                                    65,639            --              --
                                                                              -------------    -------------    ------------

Commitments and contingencies

Shareholders' Equity:
  Common shares (see Note 2) $0.001 par value (125,000,000 shares authorized, 47,831,864, 47,912,112 and 47,225,336 shares issued
        and outstanding for 2001, 2000 and 1999, respectively)                       47,832           47,912          47,225
  Subscriptions for common shares                                                     --           4,036,200           --
  Additional paid-in-capital                                                    105,472,859      101,482,513      81,646,968
  Contingently returnable shares (1,788,732, 2,601,699 and 2,600,665
        shares for 2001, 2000 and 1999, respectively)                           (24,902,377)     (35,541,596)    (28,061,175)
  Accumulated other comprehensive income                                           (471,369)         217,413         (13,920)
  Retained earnings                                                              57,007,661       31,630,834      10,922,661
                                                                              -------------    -------------    ------------
                                                                                137,154,606      101,873,276      64,541,759

Less: notes receivable for common shares                                        (23,114,617)     (15,005,458)    (25,640,577)
Less: subscriptions receivable                                                        --          (4,036,200)          --
                                                                              -------------    -------------    ------------

                                                                                114,039,989       82,831,618      38,901,182
                                                                              -------------    -------------    ------------

                                                                              $ 143,278,111    $ 114,261,636    $ 71,200,642
                                                                              =============    =============    ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                        W.P. Stewart & Co., Ltd.
                 Consolidated Statements of Operations
          For the Years Ended December 31, 2001, 2000 and 1999


                                                   2001                    2000                    1999
                                               ------------            ------------            ------------
Revenue:
  Fees                                         $115,993,071            $149,350,452            $153,306,676
  Commissions                                    39,695,130              48,273,444              35,510,982
  Interest and other                              5,027,579               5,679,876               4,500,782
                                               ------------            ------------            ------------
                                                160,715,780             203,303,772             193,318,440
                                               ------------            ------------            ------------


Expenses:
  Employee compensation and benefits             28,245,788              38,545,634              37,385,006
  Marketing fees                                  4,815,593              10,581,144              13,915,886
  Commissions, clearance and trading              7,717,044               9,411,648               7,973,290
  Research and administration                    13,515,984              14,522,756              13,774,753
  Depreciation and amortization                   7,527,195               7,537,669               3,917,782
  Other operating                                11,444,512              12,529,425              13,187,190
                                               ------------            ------------            ------------
                                                 73,266,116              93,128,276              90,153,907
                                               ------------            ------------            ------------

Income before taxes                              87,449,664             110,175,496             103,164,533

Provision for taxes                               7,152,803              11,029,612               8,409,958
                                               ------------            ------------            ------------

Net income                                     $ 80,296,861            $ 99,145,884            $ 94,754,575
                                               ============            ============            ============

Earnings per share:

Basic earnings per share                       $       1.85            $       2.37            $       2.37
                                               ============            ============            ============

Diluted earnings per share                     $       1.71            $       2.18            $       2.21
                                               ============            ============            ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
           Consolidated Statements of Changes in Shareholders' Equity
              For the Years Ended December 31, 2001, 2000 and 1999


                                                          Common Shares                            Additional     Contingently
                                                    --------------------------                      Paid-In        Returnable
                                                      Shares         Amount      Subscriptions      Capital          Shares
                                                    ----------    ------------   -------------    ------------    ------------
Balance at December 31, 1998                        43,255,656    $     43,256    $     --        $ 37,069,794    $      --

  Issuance of common shares, at $0.001 par value
    Acquisitions                                     3,346,552           3,346                      35,840,937     (28,061,175)
    Cash                                                60,717              60                         708,807
    Notes receivable                                 1,144,500           1,145                      12,735,700

  Cancellation of common shares, at $0.001
   par value                                          (582,089)           (582)                     (4,708,270)

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    ----------    ------------    -----------     ------------    ------------

Balance at December 31, 1999                        47,225,336          47,225           --         81,646,968     (28,061,175)

  Issuance of common shares, at $0.001 par value
    Acquisitions                                       814,000             814                      18,118,826     (14,495,712)
    Cash                                                59,189              59                         770,582
    Notes receivable                                   107,593             108                       1,400,753

  Subscriptions for common shares                                                   4,036,200

  Contingently returnable shares, no longer
   subject to repurchase                                                                             1,449,870       7,015,291

  Repurchase and cancellation of common
   shares, at $0.001 par value                          (8,143)             (8)                       (106,012)

  Cancellation of common shares, at $0.001
   par value                                          (285,863)           (286)                     (1,798,474)

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares

  Subscriptions receivable                                                         (4,036,200)
                                                    ----------    ------------    -----------     ------------    ------------

Balance at December 31, 2000                        47,912,112          47,912           --        101,482,513     (35,541,596)

  Issuance of common shares, at $0.001 par value
    Acquisitions                                       330,000             330                       8,051,670
    Cash                                               134,000             134                       2,210,866
    Notes receivable                                   826,017             826                      12,761,656

  Contingently returnable shares, no longer
   subject to repurchase                                                                             7,164,364      10,639,219

  Repurchase and cancellation of common
   shares, at $0.001 par value                      (1,357,545)         (1,357)                    (26,145,340)

  Cancellation of common shares, at $0.001
   par value                                           (12,720)            (13)                        (87,099)

  Non-cash compensation                                                                                 34,229

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    ----------    ------------    -----------     ------------    ------------

Balance at December 31, 2001                        47,831,864    $     47,832    $     --        $105,472,859    $(24,902,377)
                                                    ==========    ============    ===========     ============    ============


                                                      Accumulated
                                                        Other
                                                     Comprehensive     Retained        Notes
                                                        Income         Earnings      Receivable         Total
                                                     -------------   ------------   ------------    ------------
Balance at December 31, 1998                          $   --         $  1,998,118   $(22,031,536)   $ 17,079,632

  Issuance of common shares, at $0.001 par value
    Acquisitions                                                                                       7,783,108
    Cash                                                                                                 708,867
    Notes receivable                                                                 (12,736,845)          --

  Cancellation of common shares, at $0.001
   par value                                                                           4,708,852           --

  Net income                                                           94,754,575                     94,754,575

  Dividends                                                           (85,830,032)                   (85,830,032)

  Other comprehensive income                            (13,920)                                         (13,920)

  Proceeds from notes receivable
    for common shares                                                                  4,418,952       4,418,952
                                                      ---------       -----------   ------------    ------------

Balance at December 31, 1999                            (13,920)       10,922,661    (25,640,577)     38,901,182

  Issuance of common shares, at $0.001 par value
    Acquisitions                                                                                       3,623,928
    Cash                                                                                                 770,641
    Notes receivable                                                                  (1,400,861)           --

  Subscriptions for common shares                                                                      4,036,200

  Contingently returnable shares, no longer
   subject to repurchase                                                                               8,465,161

  Repurchase and cancellation of common
   shares, at $0.001 par value                                                                          (106,020)

  Cancellation of common shares, at $0.001
   par value                                                                           1,798,760            --

  Net income                                                           99,145,884                     99,145,884

  Dividends                                                           (78,437,711)                   (78,437,711)

  Other comprehensive income                            231,333                                          231,333

  Proceeds from notes receivable
    for common shares                                                                 10,237,220      10,237,220

  Subscriptions receivable                                                                            (4,036,200)
                                                      ---------       -----------   ------------    ------------

Balance at December 31, 2000                            217,413        31,630,834    (15,005,458)     82,831,618

  Issuance of common shares, at $0.001 par value
    Acquisitions                                                                                       8,052,000
    Cash                                                                                               2,211,000
    Notes receivable                                                                 (12,762,482)           --

  Contingently returnable shares, no longer
   subject to repurchase                                                                              17,803,583

  Repurchase and cancellation of common
   shares, at $0.001 par value                                                                       (26,146,697)

  Cancellation of common shares, at $0.001
   par value                                                                              87,112            --

  Non-cash compensation                                                                                   34,229

  Net income                                                           80,296,861                     80,296,861

  Dividends                                                           (54,920,034)                   (54,920,034)

  Other comprehensive income                           (688,782)                                        (688,782)

  Proceeds from notes receivable
    for common shares                                                                  4,566,211       4,566,211
                                                      ---------       -----------   ------------    ------------

Balance at December 31, 2001                          $(471,369)      $57,007,661   $(23,114,617)   $114,039,989
                                                      =========       ===========   ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                     Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2001, 2000 and 1999


                                                                                   2001                2000                1999
                                                                               ------------       -------------       -------------
Cash flows from operating activities:
  Net income                                                                   $ 80,296,861       $  99,145,884       $  94,754,575
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Unrealized gain on available for sale securities                             (525,354)               --                  --
      Depreciation and amortization                                               7,527,195           7,537,669           3,917,782
      Equity in income of unconsolidated affiliates                                (412,391)           (500,575)           (445,150)
      Non-cash compensation                                                          34,229                --                  --
      Minority interest                                                               8,905                --                  --
  Changes in operating assets and liabilities:
      Fees receivable                                                               451,393          (1,152,964)          2,328,176
      Receivable from broker-dealer                                               1,023,429             581,613             139,090
      Receivables from affiliates, net                                            1,095,666          (1,761,858)               --
      Investments, available for sale                                                  --                  --                17,870
      Income taxes receivable                                                    (3,645,444)               --                  --
      Other assets                                                                 (366,162)          1,794,758          (1,714,946)
      Payables to affiliates, net                                                      --              (327,868)             91,090
      Employee compensation and benefits payable                                    535,851          (1,333,196)          1,781,169
      Marketing fees payable                                                     (1,792,508)            251,121             455,806
      Income taxes payable                                                         (245,304)           (778,055)         (1,301,928)
      Professional fees payable                                                    (345,250)            616,098             442,549
      Accrued expenses and other liabilities                                     (1,016,240)          1,263,087           2,953,798
                                                                               ------------       -------------       -------------

               Net cash provided by operating activities                         82,624,876         105,335,714         103,419,881
                                                                               ------------       -------------       -------------

Cash flows (used in) investing activities:
  Investments in unconsolidated affiliates                                             --                  --              (929,963)
  Proceeds from sale of available for sale securities                             1,115,064                --                  --
  Purchase of available for sale securities                                      (1,009,100)             (3,300)               --
  Cash dividends paid on shares subject to repurchase                            (2,244,159)         (3,374,363)         (3,789,900)
  Investment in aircraft                                                               --                  --            (1,769,400)
  Cash acquired in purchase acquisition                                             136,620                --                  --
  Purchase of furniture, equipment and leasehold improvements                      (171,540)         (1,858,166)         (2,276,215)
                                                                               ------------       -------------       -------------

               Net cash (used in) investing activities                           (2,173,115)         (5,235,829)         (8,765,478)
                                                                               ------------       -------------       -------------

Cash flows (used for) financing activities:
  Proceeds from loans payable                                                          --                  --             2,280,000
  Payments on loans payable                                                        (547,889)           (511,419)           (462,355)
  Proceeds from issuance of common shares                                         2,211,000             770,641             708,867
  Repurchase of common shares                                                   (26,146,697)           (106,020)               --
  Proceeds from notes receivable for common shares                                4,566,211          10,237,220           4,418,952
  Interest receivable on shareholders' notes                                         48,738             170,335            (156,210)
  Distributions and dividends to shareholders                                   (54,922,149)        (78,486,921)        (85,770,179)
                                                                               ------------       -------------       -------------

               Net cash (used for) financing activities                         (74,790,786)        (67,926,164)        (78,980,925)

Effect of exchange rate changes in cash                                            (123,051)           (201,114)            (13,920)
                                                                               ------------       -------------       -------------

Net increase in cash and cash equivalents                                         5,537,924          31,972,607          15,659,558

 Cash and cash equivalents, beginning of year                                    56,764,420          24,791,813           9,132,255
                                                                               ------------       -------------       -------------

 Cash and cash equivalents, end of year                                        $ 62,302,344       $  56,764,420       $  24,791,813
                                                                               ============       =============       =============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                                    $ 11,044,418       $  10,118,293       $   7,773,786
                                                                               ============       =============       =============
               Interest expense                                                $  1,271,010       $   1,307,480       $   1,301,584
                                                                               ============       =============       =============

Supplemental Schedule of Non-Cash Investing and Financing Activities:

In 2001, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $8,459,592, respectively (see Note 2).
In addition, as discussed in Note 2, in 2000, 20% of the shares originally issued in connection with the acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,340,553, $3,124,800 and $2,999,808, respectively, and the Company issued common shares with a fair value of $3,623,928 to acquire the remaining 50% of TPRS Services N.V..

On November 14, 2001, as discussed in Note 2, in connection with our acquisition of a controlling interest in W.P. Stewart Asset Management (Europe), Ltd. the Company issued 330,000 common shares which were recorded with a fair value of $8,052,000.

As discussed in Note 10, the Company issued common shares for notes receivable for the years ended December 31, 2001, 2000 and 1999, in the amounts of $12,762,482, $1,400,861 and $12,736,845, respectively, and cancelled outstanding notes of $87,112, $1,798,760 and $4,708,852 for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, 2000 and 1999, the Company had dividends payable to shareholders of $8,528, $10,643 and $59,853, respectively.

As discussed in Note 9, the Company had subscriptions for 310,000 common shares at December 31, 2000.

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying consolidated financial statements of W.P. Stewart & Co., Ltd., formerly Global Reach Limited, a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("US") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a consolidated basis and include the historical operations of the Company.

NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2001, 2000 and 1999, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The Company's revenues will fluctuate based upon the market performance of its clients' investments in US, European and Asian financial markets. The background and organization of the entities presented in the Company's consolidated financial statements are set out below.

The Company's subsidiaries and affiliates include:

W.P. Stewart Asset Management Ltd. ("WPSAM"), formerly W.P. Stewart & Company, Limited, a wholly-owned subsidiary, which was incorporated in Bermuda on July 10, 1995 and is an investment adviser for clients throughout the world.

W.P. Stewart Securities Limited ("WPSSL"), a wholly-owned subsidiary, incorporated as an exempt company under the laws of Bermuda on January 2, 1996. WPSSL acts as an introducing broker, clearing all transactions with, and for, customers of its affiliates on a fully-disclosed basis through an independent clearing broker. WPSSL is a registered broker-dealer under the US Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers.

W.P. Stewart Fund Management Limited ("WPS Dublin"), a wholly-owned subsidiary of WPSAM, was incorporated in Ireland on January 27, 1997. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is the manager of W.P. Stewart Funds plc, W.P. Stewart (Distributor) Funds plc and W.P. Stewart Global Fund plc, umbrella-type open-ended investment companies regulated by the Central Bank of Ireland.

W.P. Stewart & Co., Inc. ("WPSI"), formerly WPS III, Inc., which was incorporated in Delaware on May 15, 1998 and became a wholly-owned subsidiary of WPS & Co., Ltd. on June 30, 1998. WPSI is a registered investment adviser under the US Investment Advisers Act of 1940. Its principal business is to provide investment research and sub-advisory services to the Company.

W.P. Stewart & Co. (Europe), Ltd. ("WPS Europe") formerly W.P. Stewart Global Management, Ltd., is a wholly-owned subsidiary of the Company and was formed on September 14, 1998 in the United Kingdom under the laws of England and Wales, as a private limited company. WPS Europe is authorized and regulated by the Financial Services Authority ("FSA"), previously regulated by the Investment Management Regulatory Organisation Limited ("IMRO"). Its principal business is to provide investment research and sub-advisory services to the Company.

WPS Aviation Holdings LLC ("WPS Aviation") was formed in Delaware on November 12, 1998, and is a wholly-owned subsidiary of WPSI.

Business Acquisitions

On May 19, 1999, the Company consummated its acquisition of 50% of the capital stock of TPRS Services N.V. ("TPRS"), a then newly formed Curacao company that is engaged in marketing of investment services, in exchange for 1,152,000 common shares of the Company, subject to repurchase provisions. On December 29, 2000 the Company consummated its acquisition of the remaining 50% of TPRS in exchange for 814,000 common shares of the Company, subject to repurchase provisions.

On June 1, 1999, the Company consummated its acquisition of all of the outstanding capital shares of NS Money Management (Bermuda) Limited, currently known as NS Money Management Ltd. ("NSMM"), a Bermuda holding company, in exchange for 898,831 common shares of the Company, subject to repurchase provisions. NSMM operates as an investment adviser for clients located throughout the world.

On October 1, 1999, the Company consummated its acquisition of all of the outstanding capital stock of First Long Island Investors, Inc. ("FLII") a then newly formed company engaged in marketing of investment services, in consideration for 1,200,000 common shares of the Company, subject to repurchase provisions. Operations of this entity continue under the name W.P. Stewart Asset Management (NA), Inc.

The repurchase provisions of the TPRS, NSMM and FLII acquisition agreements specify that 80% of the Company's common shares issued in connection therewith can be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates are July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decrease below defined reference amounts at the specified dates and are not replaced.

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

The following table shows information for each acquisition as of and for the year ended December 31, 2001.

                                                                       Cash
                                                                    Dividends
                                                                     Paid on
                    Aggregate     Shares Not      Contingently     Contingently      Purchase        Intangible
                    Number of     Subject to       Returnable       Returnable        Price         Amortization
Acquisition           Shares      Repurchase         Shares           Shares        Allocation      for the Year
-----------         ---------     ----------       ----------      ------------    ------------     ------------
TPRS                1,966,000      1,016,800          949,200       $1,236,720      $21,904,944       $1,224,254
NSMM                  898,831        539,299          359,532          431,439       10,254,161          545,951
FLII                1,200,000        720,000          480,000          576,000       13,887,088          944,644
                    ---------     ----------       ----------      -----------      -----------     ------------
                    4,064,831      2,276,099        1,788,732       $2,244,159      $46,046,193       $2,714,849
                    =========     ==========       ==========      ===========      ===========     ============

The following table shows information for each acquisition as of and for the year ended December 31, 2000.

                                                                       Cash
                                                                    Dividends
                                                                     Paid on
                    Aggregate     Shares Not      Contingently     Contingently      Purchase        Intangible
                    Number of     Subject to       Returnable       Returnable        Price         Amortization
Acquisition           Shares      Repurchase         Shares           Shares        Allocation      for the Year
-----------         ---------     ----------       ----------      ------------    ------------     ------------
TPRS                1,966,000        623,600       1,342,400       $1,195,776       $12,208,632       $  534,783
NSMM                  898,831        359,532         539,299          932,987         5,821,131          299,671
FLII                1,200,000        480,000         720,000        1,245,600         7,968,688          557,922
                    ---------     ----------       ----------      -----------      -----------     ------------
                    4,064,831      1,463,132       2,601,699       $3,374,363       $25,998,451       $1,392,376
                    =========     ==========       ==========      ===========      ===========     ============

The following table shows information for each acquisition as of and for the year ended December 31, 1999.

                                                                       Cash
                                                                    Dividends
                                                                     Paid on
                    Aggregate     Shares Not      Contingently     Contingently      Purchase        Intangible
                    Number of     Subject to       Returnable       Returnable        Price         Amortization
Acquisition           Shares      Repurchase         Shares           Shares        Allocation      for the Year
-----------         ---------     ----------       ----------      ------------    ------------     ------------
TPRS                1,152,000        230,400          921,600       $1,327,104      $ 4,389,120         $135,334
NSMM                  898,831        179,766          719,065        1,035,453        2,547,591           74,305
FLII                1,200,000        240,000          960,000          432,000        3,598,288           54,107
                    ---------     ----------       ----------      -----------      -----------     ------------
                    3,250,831        650,166        2,600,665       $2,794,557      $10,534,999         $263,746
                    =========     ==========       ==========      ===========      ===========     ============

Recent Acquisition

On November 14, 2001, the Company acquired a controlling interest in TPR & Partners NV ("TPR"), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company which is named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM- Europe"), will serve as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM-Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of WPSAM-Europe until June 30, 2006, at which time the Company will acquire those shares at a fair value price determined on that date. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. For the year ended December 31, 2001 there were no changes in the carrying value of goodwill.

NOTE 3: ACCOUNTING POLICIES

These consolidated financial statements are presented in conformity with accounting principles generally accepted in the US. The functional currency for the Company and its affiliates is the US dollar with the exceptions of WPS Europe and WPSAM-Europe for which the pound sterling and the Dutch guilder, respectively, are the functional currencies.

The process of preparing consolidated financial statements in conformity with generally accepted accounting principles in the US requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from those estimates.

Principles of Consolidation

The Company consolidates all affiliated entities in which it has a majority ownership interest or maintains effective control. All material inter-company transactions have been eliminated.

Cash and Cash Equivalents

The Company considers cash in banks, money market funds and short-term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains the majority of its cash in money market funds at The Bank of Bermuda, a Bermuda-domiciled bank.

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

Furniture, Equipment, Leasehold Improvements and Investment in Aircraft

Furniture, equipment, leasehold improvements and investment in aircraft are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Software costs are amortized over a three-year period. Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the improvements. The aircraft is depreciated using an accelerated method over seven years.

Revenue Recognition

Fees

Fees for the management of clients' accounts are based on terms stated in client contracts and are based upon a percentage of assets under management determined as of the last day of the prior quarter as specified in the contracts. Fees are recognized in the period in which they are earned. Included within fees are performance fees which the Company earns in accordance with specified performance terms in certain client contracts. Performance fees are recorded as of the date on which they are earned.

Commissions

Commissions on brokerage activities and related trading costs are recorded on a trade date basis.

Income Taxes

The Company uses the asset and liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), to record income taxes. SFAS 109 states that "deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts". A valuation allowance is established to reduce deferred tax assets to amounts that are expected to be realized.

Foreign Currency Translation

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The US dollar effect that arises from translating the net assets of WPS Europe and WPSAM-Europe is recorded in "accumulated other comprehensive income", a separate component of shareholders' equity.

Intangible Assets and Goodwill

Intangible assets arising from the Company's business acquisitions (see Note 2), are amortized on a straight-line basis over periods of five to 20 years. The carrying value of the intangibles acquired is reviewed, at least annually, for impairment whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives. Where the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss will be recognized. The loss will be the difference between the fair value of the asset and the carrying value of the asset.

Goodwill arising from the Company's recent acquisition (see Note 2) is accounted for pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). In accordance with SFAS No. 142 goodwill is not amortized but will be tested at least annually for impairment.

Earnings Per Share

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

Stock-Based Compensation

The Company has elected to account for its stock-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Business Segments

The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Reclassification of Comparative Financial Statements

Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which addresses the accounting and reporting for the impairment and disposal of long-lived assets. SFAS No. 144 became effective January 1, 2002 for the Company and will be applied prospectively. The Company does not expect that this Statement will have a material impact on the Company's results of operations or financial position.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141") and SFAS No. 142. These Statements make significant changes to the accounting for business combinations, goodwill and intangible assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations with limited exceptions for combinations initiated prior to July 1, 2001. In addition, it further clarifies the criteria for recognition of intangible assets separately from goodwill. This Statement is effective for business combinations completed after June 30, 2001. SFAS No. 142 discontinues the practice of amortizing goodwill and allows indefinite lived intangible assets. Such assets will be subject to annual impairment tests, at a minimum. Intangible assets with a determinable useful life will continue to be amortized over that period. The amortization provisions apply to goodwill and intangible assets acquired after June 30, 2001. Intangible assets acquired prior to July 1, 2001 may be affected following the Company's adoption of the Statement on January 1, 2002 for those assets. Beginning January 1, 2002, the Company will perform the required impairment tests for goodwill and other indefinite lived intangible assets. Management does not expect the results of these tests to have a material effect on the Company's financial condition or results of operations.

NOTE 4: EARNINGS PER SHARE

                                                           2001                  2000                  1999
                                                        -----------           -----------           -----------
Basic Earnings Per Share:

Net income                                              $80,296,861           $99,145,884           $94,754,575
                                                        ===========           ===========           ===========
Weighted average basic shares outstanding                43,424,732            41,873,418            40,035,574
                                                        -----------           -----------           -----------
Net income per share                                    $      1.85           $      2.37           $      2.37
                                                        ===========           ===========           ===========

Diluted Earnings Per Share:

Net income                                              $80,296,861           $99,145,884           $94,754,575
                                                        ===========           ===========           ===========
Weighted average basic shares outstanding                43,424,732            41,873,418            40,035,574

Add:  Unvested shares, contingently returnable
       shares and unvested options                        3,517,959             3,650,203             2,827,964
                                                        -----------           -----------           -----------

Weighted average diluted shares outstanding              46,942,691            45,523,621            42,863,538
                                                        -----------           -----------           -----------
Net income per share                                    $      1.71           $      2.18           $      2.21
                                                        ===========           ===========           ===========

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and unvested employee options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options issued to employees of the Company or its affiliates using the treasury stock method.

On December 31, 2001, 2000 and 1999, respectively, 47,831,864, 47,912,112 and
47,225,336 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 13) and dividends on these shares; 2,764,620, 2,515,657 and 3,797,477 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2001, 2000 and 1999, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                          2001                   2000                   1999
                                                      ------------           ------------           ------------
Net income                                            $ 80,296,861           $ 99,145,884           $ 94,754,575
Other comprehensive income, net of tax
     Reclassification adjustment for
        realized gains on available for
        sale securities included in
        interest and other                                (432,447)                  --                     --
     Unrealized (losses)/gains on available
        for sale securities                               (133,284)               432,447                   --
     Foreign currency translation
        adjustment                                        (123,051)              (201,114)               (13,920)
                                                      ------------           ------------           ------------
Comprehensive income                                  $ 79,608,079           $ 99,377,217           $ 94,740,655
                                                      ============           ============           ============

NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                               2001         2000         1999
                                            ----------   ----------   ----------
Investment in TPRS Services, N.V                  --           --     $4,698,936
Investment in Bowen Asia Limited            $2,897,703   $2,641,387    1,629,591
Investment in Kirk Management Ltd.           1,081,614    1,007,911      861,455
                                            ----------   ----------   ----------
Total                                       $3,979,317   $3,649,298   $7,189,982
                                            ==========   ==========   ==========

In 1999, the Company purchased an additional interest in Bowen Asia Limited ("Bowen"), a company incorporated in the British Virgin Islands, for $1,229,591 ($929,963 and 27,769 shares of the Company), increasing the Company's investment to 40%. At December 31, 2001, the Company owned approximately 40% of Bowen.

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. Kirk Management Ltd. owns Trinity Hall, a building located in Hamilton, Bermuda, which is leased by the Company from the joint venture and serves as the Company's headquarters.

In connection with our acquisition of 50% of TPRS in 1999, TPR and TPR Curacao N.V. (the sellers) signed a promissory note to WPSAM in the amount of $2,750,000. The note bore interest at the rate of 6.625% per annum and was collateralized by shares of W.P. Stewart & Co., Ltd. issued in the acquisition. The terms of the repayment provided for quarterly installments of principal and interest commencing on October 20, 1999. During December 2000, this amount was repaid in full.

NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of approximately $2,018,897, $2,302,000 and $3,352,700 for the years ended December 31, 2001,
2000 and 1999, respectively, paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company (see Note 8).

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company (see Note 8). These costs, reflected in research and administration expenses, include approximately $2,415,044, $2,141,700 and $1,683,900 for the years ended December 31, 2001,
2000 and 1999, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $131,471, $184,900 and $257,400 for the years ended December 31, 2001, 2000 and 1999, respectively. These amounts are directly affected by the actual space utilized in each of those years.

WPS Dublin serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment money management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $44,558, $327,711 and $1,222,915 for the years ended December 31, 2001, 2000 and 1999, respectively. In addition, the Company pays WPS Investissements S.A. an amount calculated on the basis of a portion of the brokerage commissions charged to the fund from securities transactions for such fund. Such payments amounted to $27,622, $20,089 and $20,585 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), and a principal owner of which is a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $533,681, $520,900 and $491,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2001 and 2000 were $27,004 and $30,539, respectively.

The Company accrued a contribution of approximately $484,000 for the year ended December 31, 1999, which was paid on March 15, 2000, to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation incorporated on December 7, 1998. The Foundation makes charitable grants at the discretion of a committee appointed by the Foundation's board from members of the Boards of Directors of WPSI and WPS & Co., Ltd. This committee was created to monitor and direct the Company's charitable activities.

Prior to the completion of the acquisition of 100% of TPRS on December 29, 2000, the Company paid TPRS fees for marketing services. These fees amounted to approximately $5,694,885 and $1,840,000 for the years ended December 31, 2000 and 1999, respectively. Inter-company eliminations of approximately $2,847,443 and $920,000 related to the Company's 50% ownership in TPRS, resulted in a net expense to the Company of $2,847,442 and $920,000 for the years ended December 31, 2000 and 1999, respectively.

Prior to our acquisition of a controlling interest in TPR, the Company paid TPR, a principal owner of which is an executive officer of the Company, fees for marketing services. These fees amounted to $459,313 for the year ended December 31, 2001.

The Company pays Carl Spangler Kapitalanlagegesellschaft mbH, which is controlled by one of the Company's directors, fees for solicitation services. These fees amounted to $167,749 for the year ended December 31, 2001.

Certain directors of the Company have served as directors of funds from which the Company has received investment advisory fees and commissions. Such fees and commissions were $4,906,228, $11,629,389 and $14,706,927 for the years ended December 31, 2001, 2000 and 1999, respectively.

The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the President and Chief Executive Officer.

Included in receivables from affiliates, net, at December 31, 2001 and 2000 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 and $17,416 for the years ended December 31, 2001 and 2000, respectively, due from Kirk Management Ltd. The loan has no fixed repayment date. Interest income on the subordinated loan was $16,716 and $17,416 for the years ended December 31, 2001 and 2000, respectively.

Included in investments available for sale at December 31, 2001 is an amount of $866,716, which is an investment in a fund managed by WPS Dublin, a wholly-owned subsidiary of the Company.

In connection with the Company's initial public offering completed in December 2000, the Company was reimbursed by the selling shareholders in the amount of $2,500,000.

NOTE 8: LONG-TERM DEBT

On December 16, 1998, WPS Aviation assumed from Shamrock Aviation, all the rights and obligations of a purchase agreement ("Challenger Purchase Agreement") dated July 8, 1998, relating to the purchase of a Challenger aircraft. On December 17, 1998, WPS Aviation entered into a 10 year, amortizing loan agreement with General Electric Capital Corporation to finance the obligations of the Challenger Purchase Agreement. The loan was for the principal sum of $17,340,000 at a fixed interest rate of 6.87% to be paid in 120 monthly installments of principal and interest of $133,326 and a final installment of $11,621,076 plus any outstanding principal and interest. The first monthly periodic installment was due and paid on January 17, 1999 with installments due and payable on the same day of each succeeding month.

On February 10, 1999, WPS Aviation entered into an additional 10 year, amortizing loan agreement with General Electric Capital Corporation for the principal sum of $757,382 at a fixed interest rate of 6.89% to be paid in an initial installment of $1,015 and 118 monthly installments of principal and interest of $5,869 and a final installment of $507,635 plus any outstanding principal and interest. The first monthly periodic installment was paid on March 17, 1999 with installments due and payable on the same day of each succeeding month.

On March 30, 1999, WPS Aviation entered into an additional 10 year, amortizing loan agreement with General Electric Capital Corporation for the principal sum of $1,522,618 at a fixed interest rate of 7.35% to be paid in an initial installment of $5,285 and 116 monthly installments of principal and interest of $12,380 and a final installment of $1,021,114 plus any outstanding principal and interest. The first monthly periodic installment was paid on May 17, 1999 with installments due and payable on the same day of each succeeding month.

Future principal payments on the loans as of December 31, 2001 are as follows:

          2002                                   $   586,833
          2003                                       628,683
          2004                                       673,519
          2005                                       721,554
          2006                                       773,016
          Thereafter (through 2009)               14,714,732
                                                 -----------
                                                 $18,098,337
                                                 ===========

All loans are collateralized by the Challenger aircraft.

Interest expense on long-term debt totaled $1,271,010, $1,307,480 and $1,301,584 for the years ended December 31, 2001, 2000 and 1999, respectively.

The fair value of these loans based on discounted cash flow techniques as of December 31, 2001 amounted to $18 million.

Provisions of the loan agreements require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan agreements).

NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2001, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2001, 2000 and 1999.

In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft will continue to be available for use in the Company's business. At the same time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which is scheduled for 2002. In return, the Company has agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock has agreed not to sell from the time the agreement was made until the aircraft is sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. Management does not believe that this agreement will have any material adverse effect on the financial condition or results of operations of the Company.

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

In 2000, the Company had accepted subscriptions from employees to purchase 310,000 common shares, at an aggregate purchase price of $4,036,200. Pursuant to the subscription agreements, the employees' right to receive shares was not subject to sale, assignment or transfer. All shares were issued on February 1, 2001.

NOTE 10: NOTES RECEIVABLE FOR COMMON SHARES

In 2001, the Company issued 826,017 common shares to certain employees and employees of affiliates, including 191,050 common shares issued in connection with the Company's 2001 Employee Equity Incentive Plan, for installment notes totaling $12,762,482. The installment notes are full recourse, bear interest at 8.5% to 10% per annum, are for a term of seven years and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note. During 2001, the Company also issued 134,000 common shares to certain employees and employees of affiliates, including 99,000 common shares issued in connection with the Company's 2001 Employee Equity Incentive Plan, for cash payments totaling $2,211,000.

Pursuant to purchase agreements for common shares, in the event a purchaser is not in the employment of, or does not serve as a director of, the Company or any of its affiliates, the purchaser, shall transfer to the Company all rights to shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2001, 12,720 unvested common shares of former employees were repurchased and their installment notes totaling $87,112 were abated.

During the year ended December 31, 2000, the Company issued 107,593 common shares to certain employees and employees of affiliated entities, for installment notes totaling $1,400,861. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total outstanding note receivable.

In addition, pursuant to the terms of the purchase agreements, during the year ended December 31, 2000, 285,863 unvested common shares of former employees were repurchased and their installment notes totaling $1,798,760 were abated.

During the year ended December 31, 1999, the Company issued 1,144,500 common shares to certain employees and employees of affiliated entities, for installment notes totaling $12,736,845. The installment notes are full recourse, bear interest at 10% per annum and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total outstanding note receivable.

In addition, pursuant to the terms of the purchase agreements, during the year ended December 31, 1999, 582,089 unvested common shares of former employees were repurchased and their installment notes totaling $4,708,852 were abated.

All the common shares described above are subject to vesting provisions.

Future minimum payments expected to be received on notes receivable for common shares as of December 31, 2001 are as follows:

         2002                                    $ 4,475,601
         2003                                      4,469,029
         2004                                      4,439,510
         2005                                      3,629,564
         2006                                      2,596,756
         Thereafter (through 2009)                 3,504,157
                                                 -----------
                                                 $23,114,617

Interest income on all such notes was $1,367,874, $2,337,933 and $2,667,825 for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 11: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

On July 24, 2001 the Company's Board of Directors adopted the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan (the "Plan"). The Plan provides for awards of up to 1,500,000 common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options (see Note 18).

During the fourth quarter of 2001, the Company granted awards under the Plan that consisted of rights to purchase 290,050 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 1,201,500 shares which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant.

NOTE 12: SHARE OPTIONS

In addition to the options granted under the 2001 Employee Equity Incentive Plan (see Note 11), during the fourth quarter of 2001 the Company granted a total of 157,333 options to purchase its common shares to employees and to certain non-employee directors of the Company. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards vest and are exercisable in equal annual amounts on each of the first seven anniversaries, beginning in 2002, of the respective grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The options outstanding as of December 31, 2001 are set forth below:

                           Options           Weighted Average Remaining      Weighted Average Exercise
Exercise Prices          Outstanding          Contractual Life (Years)                  Price
---------------          -----------         --------------------------      -------------------------
$20.80 - $25.65           1,358,833                       7                            $21.24

The Company applies APB No. 25 and related interpretations in accounting for options granted to employees. No compensation cost has been recognized for options granted as the exercise price of the options is equal to the market value of the Company's shares on the date of the grant. Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards under the Plan consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net income and net income per share diluted in 2001 would have been the following pro forma amounts:

(In thousands, except per share data)                                  2001
-------------------------------------                                  ----
Net income, as reported                                         $80,296,821
Pro forma net income                                            $80,049,745
Earnings per share, as reported:
Basic                                                                 $1.85
Diluted                                                               $1.71
Pro forma earnings per share:
Basic                                                                 $1.84
Diluted                                                               $1.71

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting period.

The following range assumptions were applied in determining pro forma compensation cost:

Expected Life                                                   1 to 7 years
Risk free interest rate                                        2.44% - 5.44%
Dividend yield                                                 4.78% - 5.89%
Volatility                                                            25.74%

The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for 2001 are not likely to be representative of the pro forma effects on net income and earnings per share in future years for the following reasons: (i) the number of future shares to be issued under the Plan is not known, and (ii) the assumptions used to determine the fair value can vary significantly.

Disclosures of the fair value of options granted for the year ended December 31, 2001, have been estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. The weighted average fair value of the options at the date of grant for the options granted under the Plan was $3.65.

NOTE 13: SHAREHOLDERS' VOTING RIGHTS

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

NOTE 14: INCOME TAXES

Under current Bermuda law, the Company and its Bermuda subsidiaries are not required to pay any Bermuda taxes on their income or capital gains. The Company and its Bermuda subsidiaries will be exempt from such forms of taxation in Bermuda until at least March 2016.

Income from the Company's operations in the United States and from US subsidiaries of the Company is subject to income taxes imposed by US authorities. In addition, the Company's non-US subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the years ended December 31, 2001, 2000 and 1999 is as follows:

                                     2001              2000             1999
                                  -----------       -----------       ----------
US:
Federal                           $ 5,852,480       $ 8,568,658      $ 6,190,927
State and local                     1,286,945         2,460,954        2,219,031
                                  -----------       -----------      -----------
                                    7,139,425        11,029,612        8,409,958
Other:                                 13,378              --               --
                                  -----------       -----------      -----------
                                  $ 7,152,803       $11,029,612      $ 8,409,958
                                  ===========       ===========      ===========

NOTE 15: PENSION BENEFITS

The Company sponsors both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the US. In 2000, the Company implemented a Bermuda pension plan and in 2001 a plan was created in the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements.

Total employer contributions amounted to $1,258,631, $1,165,643 and $867,304 for the years ended December 31, 2001, 2000 and 1999, respectively. Participants are immediately vested in their account balances.

NOTE 16: LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine, London and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2001 were as follows:

           2002                                     $  2,387,646
           2003                                        2,650,791
           2004                                        2,622,843
           2005                                        2,648,517
           2006                                        2,512,544
           Thereafter (through 2021)                   8,515,188
                                                    ------------
                                                    $ 21,337,529
                                                    ============

Total rent expense for all operating leases was $2,173,441, $1,785,499 and $1,640,838, for the years ended December 31, 2001, 2000 and 1999, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 19 year total commitment amount of $3,300,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda. In addition, included in the table above is an annual amount of $135,973 and an aggregate four year total commitment amount of approximately $544,000 payable to a company owned by the former principals of TPR & Partners N.V.

NOTE 17: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                                Fee Revenue
                                                -----------
                                2001                2000                1999
                            ------------        ------------        ------------
US                          $ 90,348,326        $113,865,779        $115,187,546
Non-US                        25,644,745          35,484,673          38,119,130
                            ------------        ------------        ------------
Total                       $115,993,071        $149,350,452        $153,306,676
                            ============        ============        ============

NOTE 18: SUBSEQUENT EVENTS

On January 1, 2002, in accordance with the TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed (see Note 2). Accordingly, the shareholders' equity account "contingently returnable shares" was relieved of $7,015,291 and additional paid-in capital was credited with $8,315,623, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly.

On January 4, 2002, the Company declared a dividend of $0.30 per share to shareholders of record as of January 18, 2002, payable on January 31, 2002 in the aggregate amount of $14,349,559.

On January 25, 2002, the Board of Directors of the Company adopted an amendment to the 2001 Employee Equity Incentive Plan, which, among other changes, increased the number of common shares available for awards under the Plan by one million.

                                   SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   W.P. STEWART & CO., LTD.



                                                By:   /s/ John C. Russell
                                                   -----------------------------
                                                Name:     John C. Russell
                                                Title:    Managing Director

Date:  March 28, 2002

                                INDEX TO EXHIBITS


Number                 Exhibit
------    ---------------------------------------------------------------------
4.9 Share Exchange Agreement, dated as of November 14, 2001, between W.P. Stewart & Co., Ltd. and TPR Holding B.V.

4.10 Deferred Share Exchange Agreement, dated as of November 14, 2001, among W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management (Europe), Ltd. and TPR Holding B.V.

8.1       Subsidiaries of the Registrant

10.1      Consent of PricewaterhouseCoopers LLP