Form 20-F
period 2002-12-31
STEWART W P & CO LTD
filed 2003-03-31
CIK 750443

                       SECURITIES AND EXCHANGE COMMISSION
                                   FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the transition period
         from                     to
              ------------------      --------------------

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                      Name of each exchange
        Title of Each Class                            on which registered
-----------------------------------------------      ----------------------

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

As of December 31, 2002, 46,179,822 common shares, par value $0.001 per share, were issued and outstanding.

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

                                Table of Contents


                                                                           Page
                                                                           ----

PART I.......................................................................1

   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS...........1

   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.........................1

   ITEM 3.   KEY INFORMATION.................................................2

   ITEM 4.   INFORMATION ON THE COMPANY......................................9

   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................29

   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................35

   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............43

   ITEM 8.   FINANCIAL INFORMATION..........................................46

   ITEM 9.   THE OFFER AND LISTING..........................................47

   ITEM 10.  ADDITIONAL INFORMATION.........................................48

   ITEM 11.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISK............57

   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........57

PART II.....................................................................57

   ITEM 13.  DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES.................57

   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF
             SECURITY HOLDERS AND USE OF PROCEEDS...........................58

   ITEM 15.  CONTROLS AND PROCEDURES........................................58

   ITEM 16.  [RESERVED].....................................................58

PART III....................................................................58

   ITEM 17.  FINANCIAL STATEMENTS...........................................58

   ITEM 18.  FINANCIAL STATEMENTS...........................................58

   ITEM 19.  EXHIBITS.......................................................58

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

         o changes in the laws and/or regulatory circumstances in Bermuda, the United States, the United Kingdom, Ireland, The Netherlands or other jurisdictions;

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

         The income statement and balance sheet data set forth below as of and for the years ended December 31, 2002, 2001, 2000, 1999 and 1998 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the consolidated audited financial statements for the years ended December 31, 2002, 2001 and 2000 and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GaaP, as they are commonly known.

                                                  As of, and for the Year ended, December 31,
                                               ----------------------------------------------------
                                                 2002       2001      2000       1999       1998,(1)
                                               --------   --------   --------   --------   --------
Income Statement Data:                                (in thousands, except per share data)
Revenues:
   Fees ....................................   $105,419   $115,993   $149,351   $153,307   $121,043
   Commissions .............................     28,293     39,695     48,273     35,511     27,574
   Interest and Other ......................      3,570      5,028      5,680      4,501      3,662
                                               --------   --------   --------   --------   --------
                                                137,282    160,716    203,304    193,319    152,279
                                               --------   --------   --------   --------   --------
Expenses:
   Employee Compensation and Benefits ......     26,337     28,246     38,546     37,385     29,718(2)
   Fees Paid Out ...........................      7,250      5,157     11,639     14,953     11,480
   Commissions, Clearance and Trading ......      5,919      7,376      8,353      6,936      7,743
   Research and Administration .............     14,358     13,516     14,523     13,775      9,486
   Marketing ...............................      5,166      1,901      2,923      2,336      1,709
   Depreciation and Amortization ...........      8,049      7,527      7,538      3,918        493
   Other Operating .........................      8,371      9,543      9,607     10,851     10,430
                                               --------   --------   --------   --------   --------
                                                 75,450     73,266     93,129     90,154     71,059
                                               --------   --------   --------   --------   --------
Income Before Taxes ........................     61,832     87,450    110,175    103,165     81,220
Provision for Taxes(3) .....................      6,381      7,153     11,029      8,410      8,654
                                               --------   --------   --------   --------   --------

Net Income .................................   $ 55,451   $ 80,297   $ 99,146   $ 94,755   $ 72,566
                                               ========   ========   ========   ========   ========

Earnings Per Share:(4)
   Basic Earnings Per Share ................   $   1.27   $   1.85   $   2.37   $   2.37   $   1.89
                                               ========   ========   ========   ========   ========
   Diluted Earnings Per Share ..............   $   1.21   $   1.71   $   2.18   $   2.21   $   1.80
                                               ========   ========   ========   ========   ========
Weighted Average Shares Used in Computation:
   Basic ...................................     43,576     43,425     41,873     40,036     38,374
   Diluted .................................     46,013     46,943     45,524     42,864     40,416
Balance Sheet Data:
Total Assets ...............................   $134,979   $143,278   $114,262   $ 71,201   $ 43,258
Total Liabilities ..........................   $ 26,914   $ 29,238   $ 31,430   $ 32,300   $ 26,179
Shareholders' Equity .......................   $108,065   $114,040   $ 82,832   $ 38,901   $ 17,079

Other Data (unaudited):                                 (in millions, except per share data)

Long-Term Debt .............................   $   16.9   $   17.5   $   18.1   $   18.6   $   16.9
Cash Dividends Per Share ...................   $   1.20   $   1.20   $   1.73   $   1.94   $   1.72
Assets Under Management ....................   $  7,655   $  9,171   $ 10,324   $ 12,255   $ 11,157

--------------------------

(1) Capital Managers Limited, a Bermuda company incorporated in August 1996, was merged into W.P. Stewart & Co., Ltd. on October 30, 1998. See
         Item 4 under the caption "Information on the Company."

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

(4) Common shares purchased by our employees and options granted to our employees are subject to vesting. For treatment of non-vested common shares and unvested employee options, see Note 4 of the notes to the consolidated financial statements contained herein.

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

         Our core investment management team currently consists of managers who have been with us for an average of over eight years. If a substantial number of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.

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

         o W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

         o W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 10% of their earnings in 2000 and on approximately 5% of their earnings in 2001, and expect to pay U.S. income tax on approximately 4% of their earnings in 2002, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

         We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 2000, 2001 and 2002. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart Asset Management (Europe), Ltd. and its subsidiaries, NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 10% for 2000 and 8.2% in 2001. We believe that the overall tax rate will not exceed 10.3% for 2002 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States.

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

         The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 1998 of Bermuda, but by virtue of their regulation in other jurisdictions and/or the nature of their clients, they are exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known, previously regulated by the Investment Management Regulatory Organisation Limited, or IMRO as it was commonly known, and W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Central Bank of Ireland.

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

         All shareholders of WPS II, Inc., our largest shareholder, owning approximately 43% of the common shares as of March 20, 2003, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Additionally, our directors and executive officers beneficially own approximately 14% of the common shares. Also, substantially all of our other employees own common shares. Furthermore, the majority of these shareholders (including WPS II, Inc.) will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws.

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

         o        Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

         o Any shareholding entity that may be established for the purpose of our employee benefit plans and that is designated by our board of directors; and

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

         As of December 31, 2002, there were 46,179,822 common shares issued and outstanding. Of these shares, 16,763,049 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

         In connection with our initial public offering, WPS II, Inc. agreed that it would retain at least 7,000,000 common shares until the later of December 13, 2003 or the expiration of its indemnity obligation relating to tax liabilities resulting from the merger with our U.S. predecessor. See Item 7 under the caption "Major Shareholders and Related Party Transactions." WPS II, Inc. currently beneficially owns 19,775,834 common shares.

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

Item 4. Information on the Company

         A. History and Development of the Company

         The Stewart Group

         The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda and with additional operations or affiliates in the United States, Europe and Asia, we managed approximately $7.7 billion in assets as of December 31, 2002. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 28.2% of our assets under management from non-U.S. clients as of December 31, 2002.

         Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses - large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 20.4% and 19.2%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2002, as compared with a return of 13.3% for the S&P 500 over the same period. Our compound annualized returns for the five and 10 years ended December 31, 2002, before fees, were 3.4% and 11.2%, respectively, as compared to -0.6% and 9.4%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2002, after fees, were 2.1% and 9.9%, respectively. Our return for the year ended December 31, 2002, before fees, was -14.4% as compared to a return of -22.1% for the S&P 500 during the same period. Our return for the year ended December 31, 2002, after fees, was -15.6%. See
Item 4 B under the caption "Information on the Company - Business Overview."

         Our culture emphasizes teamwork, reinforced by profit sharing and equity ownership by our employees. All of our employees are given the opportunity to become shareholders during their first year of employment with us, and as a result, substantially all of our employees own common shares.

         We believe that our focused investment approach consistently applied, together with our compensation policy and stock ownership practice, aligns the interests of all of our employees with the interests of our clients and shareholders. This has contributed to close and enduring relationships with our clients and our long-term record of significant growth in assets under management.

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

         In 1999, we acquired 50% of the capital stock of TPRS Services N.V. from TPR & Partners N.V. and TPR Curacao N.V. TPRS Services N.V. is a Curacao company that is engaged in the business of gathering assets for us. As consideration for the TPRS Services N.V. acquisition, we issued 1,152,000 common shares. On December 29, 2000, we consummated the acquisition of the remaining 50% of TPRS Services N.V. in exchange for 814,000 common shares.

         In 1999, we acquired from Stewart Notz Stucki Limited, an affiliate of the Notz Stucki group of companies, all of the outstanding capital stock of NS Money Management Ltd. NS Money Management Ltd. is an international investment adviser based in Bermuda that has approximately $160 million in assets under management. W.P. Stewart & Co., Ltd. serves as sub-adviser for all of NS Money Management Ltd.'s client accounts. We issued 898,831 common shares as consideration for the acquisition. We believe that the acquisition of NS Money Management Ltd. has enabled us to benefit from several long-term Notz Stucki advisory client relationships and has strengthened our 17 year relationship with the Notz Stucki group of companies. Headquartered in Geneva, Switzerland, the Notz Stucki group is an independent financial institution that specializes in the management of investments of private individuals on a discretionary basis. The Notz Stucki group of companies currently has over $8 billion in assets under administration.

         We acquired, in 1999, from First Long Island Holdings, LLC, 100% of the capital stock of First Long Island Investors, Inc., a significant symbiotic marketer for us. W.P. Stewart Asset Management (NA), Inc. (as the company is now known) is an asset-gathering firm based in Jericho, New York, and currently provides client servicing for the majority of our North American clients. We issued 1,200,000 common shares as consideration for this acquisition. Robert D. Rosenthal, a co-founder of First Long Island Investors, Inc., serves as a director of W.P. Stewart Asset Management (NA), Inc. To enhance our asset-gathering in North America, we entered into ongoing arrangements with First Long Island Investors, LLC, an entity under common ownership with First Long Island Holdings, LLC, under which First Long Island Investors, LLC continues to service W.P. Stewart Asset Management (NA), Inc.'s former clients, refers new clients to us and assists us in developing, supervising and coordinating our asset-gathering activities in North America. We believe that First Long Island Investors, LLC's expertise in asset-gathering allows us to accelerate growth of our new asset mandates while remaining focused on investment performance.

         Under the terms of the acquisitions of TPRS Services N.V., First Long Island Investors, Inc. and NS Money Management Ltd., we have the right to repurchase at nominal consideration, on an annual basis in each year during the four years after the effective dates of each of those transactions, a portion of the common shares issued by W.P. Stewart & Co., Ltd. as consideration in those transactions (not to exceed in the aggregate 80% of the common shares issued in each transaction) if certain levels of assets under management are not maintained by the acquired businesses. In January 2003, in accordance with the provisions of the NS Money Management Ltd. acquisition agreement, we reacquired 35,000 shares.

         In January 2000, W.P. Stewart & Co. (Europe), Ltd. commenced its investment management business in London. W.P. Stewart & Co. (Europe), Ltd., a wholly-owned subsidiary of W.P. Stewart & Co., Ltd., provides investment research and sub-advisory services to our two Bermuda investment advisory companies (W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd.). Our investment professionals in London developed a European portfolio for our clientele using the time-tested principles of our U.S. investment philosophy and approach. In 2002 Lisa Stewart, a founder of Bowen Asia Limited, our 40% unconsolidated affiliate in Hong Kong, and the daughter of William P. Stewart, assumed the responsibility for integrating our European and Asian investment teams to develop a single team responsible for all non-North-American research. We intend to strengthen our London capabilities to advise on European and global portfolio products. In order to achieve this, we plan on recruiting two additional analysts/portfolio managers for our London operations.

         These initiatives in London are intended to ensure that the research and investment management services offered by W.P. Stewart across all geographies are consistent in style and quality.

         On November 14, 2001, we acquired a controlling interest in TPR & Partners N.V., an asset gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In the transaction, we initially acquired 9,000 of W.P. Stewart Asset Management (Europe), Ltd.'s 12,000 outstanding shares in exchange for 330,000 of our common shares. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. until June 30, 2006, at which time we have agreed to acquire those shares at a fair value price determined on that date. In addition, W.P. Stewart Asset Management (Europe), Ltd. currently provides client services for approximately $1.8 billion of our assets under management, and has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

         W.P. Stewart & Co., Ltd.'s principal executive offices are located at Trinity Hall, 43 Cedar Avenue, P.O. Box HM 2905, Hamilton HM LX, Bermuda, telephone number: (441) 295-8585. W.P. Stewart & Co., Ltd.'s agent in the United States is W.P. Stewart & Co., Inc., 527 Madison Avenue, 20th Floor, New York, New York 10022, Attention: Michael W. Stamm, Esq., telephone number (212) 750-8585.

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

         These elements have contributed to a 20.4% compound annual return before fees (19.2% after fees) for client accounts from January 1, 1975 to December 31, 2002.

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

         Competitive Strengths

         We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy over the past 28 years. Our experienced investment team consists of 20 investment analyst/portfolio managers with an average of approximately 17 years of experience in the industry. Twelve of our analyst/portfolio managers have worked at the Stewart Group for five years or longer. With eight offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

         Culture

         We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. All employee compensation is based solely on a percentage of the firm's annual operating profits; our policy is not to pay fixed salaries or to guarantee compensation. All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd., which have been accumulated through voluntary personal investments. As a policy, we do not issue shares to employees without consideration. We intend to continue our performance-based compensation practice and to reserve annually up to 1% of our outstanding common shares for purchase by our employees. Pursuant to our 2001 Employee Equity Incentive Plan, as amended, an aggregate of approximately 2,125,000 restricted share awards and option grants were made in 2001 and 2002, and another approximately 375,000 shares have been reserved for future awards and grants. All employee options and share purchases under such Plan have been, and will continue to be, subject to seven year vesting. It is our present intention to continue to make available common shares for purchase by our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees-Compensation."

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

         All of our investment professionals share a common commitment to both the demanding standards required to seek to invest only in the world's best companies and the discipline of our appraisal process. All of them have a record of successful investing, and most of them have either known each other or worked closely together for many years. Their investment performance and tenure show them to be a complementary and effective team.

         Long-Term Performance Record

         During the 28-year period from January 1, 1975 through December 31, 2002, we experienced a 20.4% compound annual return, before fees, and a 19.2% compound annual return, after fees, compared to a 13.3% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000, 2001 and 2002 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates. As a result of retained investment gains as well as the contribution of new funds by existing and new clients, our assets under management have grown at a compound annual rate of approximately 8% during the period from December 31, 1995 to December 31, 2002.

         Look Through Earning Power

         W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 28-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

         The extraordinary combination of economic and political events in 2001 resulted in the growth in portfolio earning power in 2001 dropping below the historical range even while remaining solidly positive. Portfolio earnings growth recovered in 2002 and the Company's research analysts expect portfolio earnings to be within the historical range over the next five years.

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

         Business Strategy

         Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 28-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

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

         Increase Global Research Focus

         We want our clients to own equity in the finest growing businesses in the world. We believe that having a global integrated research capability is a critical element in providing the best investment product. We also believe that the introduction of the euro in the European monetary union has led to an improvement in the quality and availability of financial information and a more consistent basis for comparing European companies with competitors inside and outside their home countries. As the universe of high quality companies expands globally, we intend to maintain a research effort parallel with the growing investment opportunities. This global research capability will also allow us to meet particular client needs to the extent that they express any regional or national preferences. The establishment of W.P. Stewart & Co. (Europe), Ltd. and our ownership of approximately 40% of Bowen Asia Limited, a British Virgin Islands company operating in Hong Kong, have enabled us to expand our non-U.S. research capability.

         Pursue Global Clientele

         We believe that our services and performance have been well-received by clients throughout the world and that there exists significant opportunity to expand our clientele internationally, especially in Europe. We believe that non-U.S. investors are generally under-invested in equity securities and will look to established professionals like the Stewart Group to invest their wealth. The introduction of the euro has minimized currency risk within Europe and should reduce the tendency of Europe-based investors to consider domicile an important factor in equity investing. As part of our strategy to exploit this opportunity, our acquisition of NS Money Management Ltd., TPRS Services N.V. and TPR & Partners N.V., including its wholly owned subsidiary, TPR Curacao N.V. and our establishment of W.P. Stewart & Co. (Europe), Ltd. have increased our access to a broader Europe-based clientele, provided us with a Europe-based investment management team and formed the basis for our European client servicing and asset gathering activities.

         Investment Management Team

Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We have 20 senior investment professionals and 16 associate portfolio managers who directly participate in the investment process. The following table identifies the senior investment professionals and summarizes their experience in the industry as of March 28, 2003:


                                                                                           Years in        Years with
                       Name                            Location                 Age        Industry         Company
-----------------------------------------------        -------------            ---        --------         -------
John A. Allison................................        Bermuda                  54            20                7

David Altman...................................        New York                 45            21                9

Marilyn G. Breslow.............................        New York                 58            19               12

Ebrahim Busheri................................        New York                 37            14                2

Tomaso Cremonesi...............................        London                   33             6                2

Samantha Epstein-Smith.........................        New York                 33            11                4

Alexander Farman-Farmaian......................        Bermuda                  37            14               14

Robert Gebhart.................................        New York                 31             5                1

Peter H. Jennison..............................        New York                 41            18               13

Robert Kahn....................................        New York                 70            43               28

Celina Lin.....................................        Hong Kong                44            14                7*

Miguel Nogales.................................        London                   29             7                3

Keith Olson....................................        Hong Kong                44            20                0(1)

Robert L. Rohn.................................        New York                 41            15               11

Harry W. Segalas...............................        New York                 42            20               12

Lisa M. Stewart................................        Hong Kong/London         45            20                9*

William P. Stewart.............................        Bermuda                  65            48               28

Heike Tesch....................................        Hong Kong                30             7                6*

James T. Tierney...............................        New York                 36            15                3

Harfun Ven.....................................        Hong Kong                31             4                3*


--------------------------
*    Includes years with Bowen Asia Limited.
(1)  Joined Bowen on March 3, 2003.

         Historical Performance Record

         January 1, 1975-December 31, 2002 Performance

         We have achieved a 20.4% compound annual return before fees, and a 19.2% compound annual return after fees for the period from January 1, 1975 through December 31, 2002. This compares to a 13.3% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and 10 years ended December 31, 2002, before fees, were 3.4% and 11.2%, respectively, as compared to -0.6% and 9.4%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2002, after fees, were 2.1% and 9.9%, respectively. Our return for the year ended December 31, 2002, before fees, was -14.4% as compared to a return of -22.1% for the S&P 500 during the same period. Our return for the year ended December 31, 2002, after fees, was -15.6%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

         We believe that our concentration in less cyclical businesses reduces risk relative to the S&P 500 Index. In the six down market years experienced since our formation (1977, 1981, 1990, 2000, 2001 and 2002), the S&P 500 Index
declined by approximately 7.4%, 5.0%, 3.1%, 9.1%, 11.9% and 22.1%, respectively. In those years, accounts managed by us appreciated by approximately 16.0%, 10.8% and 13.2% in 1977, 1981 and 1990, respectively, and depreciated by approximately 1.3%, 5.8% and 14.4% in 2000, 2001 and 2002, respectively, in each case before fees, as calculated in the manner described below.

         The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2002. See "Method of Performance Calculation" below.

                          Managed Accounts vs. S&P 500

 [THE FOLLOWING TABLE WAS REPRESENTED BY A LINE GRAPH IN THE PRINTED MATERIAL.]

     Year          S&P 500          WPS Pre-Fee              WPS Post-Fee
     ----          -------          -----------              ------------
     '74              100                 100                        100
     '75              137                 165                        164
     '76              170                 217                        213
     '77              157                 251                        245
     '78              167                 284                        273
     '79              197                 377                        361
     '80              261                 504                        477
     '81              248                 558                        523
     '82              301                 764                        710
     '83              369                 980                        903
     '84              391               1,154                      1,052
     '85              515               1,720                      1,554
     '86              611               2,083                      1,863
     '87              642               2,266                      2,005
     '88              748               2,482                      2,170
     '89              986               3,377                      2,925
     '90              955               3,823                      3,266
     '91            1,247               5,892                      4,988
     '92            1,342               6,307                      5,274
     '93            1,477               6,177                      5,108
     '94            1,496               6,377                      5,212
     '95            2,059               8,592                      6,950
     '96            2,532              11,682                      9,352
     '97            3,377              15,444                     12,242
     '98            4,343              20,486                     16,074
     '99            5,256              22,901                     17,762
     '00            4,778              22,613                     17,318
     '01            4,210              21,296                     16,116
     '02            3,279              18,226                     13,610

         Examination of Performance Record

         Our independent accountants, PricewaterhouseCoopers LLP, have performed an examination of our performance record for the period January 1, 1989 through December 31, 2002, including the five and ten year periods ended December 31, 2002.

         Method of Performance Calculation

         Account Inclusion. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2002 are referred to as the "composite" or the "managed accounts."

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

         S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2002 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P
500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2002 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

         Assets Under Management

         The following table shows assets under management during the period from January 1, 2000 through December 31, 2002. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT


                                                             Year Ended
                                                            December 31,
                                             -----------------------------------------
                                                 2002            2001           2000
                                             ----------       -------          -------
                                                            (in millions)
Beginning Assets Under Management......      $    9,171       $10,324          $12,255
                                             ==========       =======          =======

Ending Assets Under Management.........      $    7,655       $ 9,171          $10,324
                                             ==========       ========         =======

         The table below illustrates the total net flows of assets under management which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and accounts closed.

                      NET FLOWS OF ASSETS UNDER MANAGEMENT


                                                                           Year Ended
                                                                          December 31,
                                                           -----------------------------------------
                                                               2002            2001           2000
                                                           ----------       ---------      ---------
                                                                          (in millions)
Existing Accounts:
   Contributions....................................       $     932        $     862      $     660
   Withdrawals......................................            (883)          (1,042)        (1,223)
                                                           ----------       ---------      ---------
Net Flows of Existing Accounts......................              49             (180)          (563)
Publicly Available Funds:
   Contributions....................................             401              149             90
   Withdrawals......................................            (242)             (88)          (121)
Direct Accounts Opened..............................             289              353            277
Direct Accounts Closed..............................            (472)            (593)          (999)
                                                           ----------       ----------     ----------
Net New Flows ......................................             (24)            (179)          (753)
                                                           ----------       ----------     ----------
Net Flows of Assets Under Management................       $      25        $    (359)     $  (1,316)
                                                           =========        ==========     ==========

         The following table shows client retention information for the last three years.

                                ACCOUNT RETENTION


                                                                     Year Ended
                                                                    December 31,
                                                          ---------------------------------
                                                           2002          2001         2000
                                                          ------        ------       ------
Number of Accounts at Beginning of Period..........        2,251        2,346         2,383
Number of Accounts Closed During Period............          200          249           221
Retention Rate.....................................         91.1%        89.4%         90.7%


         Client Base

         Our client base is diverse. Approximately 61% of our assets under management, and 81.5% of our accounts, as of December 31, 2002, were associated with high net-worth individuals and their affiliates. As of December 31, 2002, approximately 28.2% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.

         The following tables show, as of December 31, 2002, 2001 and 2000, the amount of assets under management in direct relationship client accounts and in accounts referred to us by clients' consultants, and the number of accounts by relationship type.


                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE


                                                              As of December 31,
                                                  -----------------------------------------
                                                     2002            2001            2000
                                                  ----------      ----------     ----------
                                                                 (in millions)

Direct Relationship.........................       $   6,972      $    8,334     $    9,320

Consultant Related..........................             683             837          1,004
                                                   ---------      ----------     ----------
     Total..................................       $   7,655      $    9,171     $   10,324
                                                   =========      ==========     ==========


         Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2002, 2001 and 2000 represented 37.4%, 36.4% and 34.1%, respectively, of our direct relationship accounts as of such dates.


                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE


                                                              As of December 31,
                                                  -----------------------------------------
                                                     2002            2001            2000
                                                  ----------      ----------     ----------
Direct Relationship.........................           2,019           2,051          2,136

Consultant Related..........................             185             200            210
                                                   ---------       ---------      ---------

     Total..................................           2,204           2,251          2,346
                                                   =========       =========      =========


         The following table shows our assets under management by client type.

                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE


                                                   Assets Under Management as of               Number of Accounts as of
                                                         December 31, 2002                         December 31, 2002
                                                 ------------------------------------      --------------------------------
                                                   U.S.        Non-U.S.        Total        U.S.       Non-U.S.    Total
                                                 ------       ---------       -------      ------      --------   ---------
                                                            (in millions)

High Net-Worth Individual
     Relationships/Pooled Funds* .........       $2,903       $1,747          $4,650        1,620          176        1,796

Foundations & Other
     Relationship Directed
     Institutional .......................        2,307          144           2,451          282            4          286

Other Institutional ......................          286          268             554           58           64          122
                                                 ------       ------          ------       ------       ------       ------

     Total ...............................       $5,496       $2,159          $7,655        1,960          244        2,204
                                                 ======       ======          ======       ======       ======       ======


---------------------

* Pooled funds have been included in High Net-Worth/Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.

         The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.


                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS

                                             As of December 31,
                                -------------------------------------------
                                    2002            2001            2000
                                ------------     -----------     ----------
                                               (in millions)

U.S. Clients..............      $      5,496     $     6,745     $    8,037

Non-U.S. Clients..........             2,159           2,426          2,287
                                ------------     -----------     ----------

     Total................      $      7,655     $     9,171     $   10,324
                                ============     ===========     ==========

         Investment Advisory Revenues

         Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our current standard fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% per annum of any account balance in excess of $25 million up to $100 million, plus 1.0% per annum of any account balance in excess of $100 million. Our standard fee arrangement is non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients' funds held on a long-term basis in fixed income investments (approximately $33 million at December 31, 2002) are subject to a 0.30% annual fee. Fees under our investment advisory contracts are billed and payable quarterly, in advance. The following table shows the average annualized gross management fee, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2002:

                                         Average Gross Management
                                        Fee as a Percent of Assets
                                             Under Management
                                        ---------------------------
                                                Year Ended
Client Type                                  December 31, 2002
------------------------------------    ---------------------------
Institutional.......................               1.17%

Non-Institutional...................               1.27%

U.S. Clients........................               1.27%

Non-U.S. Clients....................               1.11%

Overall Weighted Average............               1.23%

         The average gross management fee was 1.23% for the year ended December 31, 2002. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million and $100 million are subject to lower fees.

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

         Geographic Area Data

         The Company's primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2002, 2001 and 2000 were as follows:


                                        Fee Revenue
                   -------------------------------------------------------
                         2002               2001                 2000
                   ---------------    ----------------     ---------------
U.S.               $    79,095,944    $     90,348,326     $   113,865,779
Non-U.S.                26,322,834          25,644,745          35,484,673
                   ---------------    ----------------     ---------------
Total              $   105,418,778    $    115,993,071     $   149,350,452
                   ===============    ================     ===============

         Collective Investment Funds

         Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2002, we also served as investment adviser to 44 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S.

clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2002:



                      Jurisdiction of                 Assets Under
                     Formation of Fund                 Management
      ------------------------------------------    ------------------
                                                      (in millions)

      Netherlands Antilles......................       $  539

      British Virgin Islands....................          156

      Luxembourg................................          149

      Austria...................................          109

      United States.............................           56

      British Virgin Islands....................           51

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

         In the United Kingdom, the main regulatory body is the Financial Services Authority. During 2001, IMRO's regulatory function was subsumed into the Financial Services Authority, which became the sole UK regulatory body for the investment management business. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the Republic of Ireland, the Central Bank of Ireland is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. In The Netherlands, De Nederlandsche Bank N.V., known as the Dutch Central Bank, has historically been responsible for the regulation of fund management activities, such as the supervision of WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., the shares of which fund are traded on Euronext Amsterdam. Most of those responsibilities of the Dutch Central Bank have been transferred to the Netherlands Authority for the Financial Markets, formerly known as the Dutch Securities Board, as of September 1, 2002.

         W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the SEC. As investment advisers, each is subject to the requirements of the Advisers Act and the SEC's regulations thereunder. They, and their employees engaged in advisory services, are also subject to certain state securities laws and regulations, and to laws regarding fiduciaries. Federal and state regulations impose, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, requirements as to fees paid to solicitors (paid client referral sources), restrictions on commission and fee arrangements with broker-dealers, and advertising restrictions, as well as general anti-fraud prohibitions. The state securities law requirements applicable to employees of investment advisers include certain qualification requirements as to advisory employees. In addition, W.P. Stewart & Co., Inc., as investment adviser to a mutual fund registered under the Investment Company Act, is subject to requirements under the Investment Company Act and the SEC's regulations thereunder. Such requirements include, among other things, record-keeping and reporting requirements and procedures for handling funds. Each of W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. also are subject to the requirements of the USA Patriot Act of 2001 including the money laundering prevention provisions thereof.

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

         W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, and supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2002, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $7.2 million, or approximately $7.1 million in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001 including the money laundering prevention provisions thereof.

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

                                                      W.P. Stewart & Co., Ltd.,
                                                          our Bermuda-based
                                                          investment adviser
       ------------------------------------------------------------------------------------------------------------------------
       |              |             |             |             |              |               |               |              |
       |              |             |             |             |              |               |               |              |
       | 75%          |             |             |             |              |               |               |      Approx. |
       |              |             |             |             |              |               |               |        40%   |
       |              |             |             |             |              |               |               |              |
  W.P. Stewart       W.P.        NS Money        W.P.          W.P.           W.P.        W.P. Stewart        TPRS          Bowen
     Asset        Stewart &     Management    Stewart &      Stewart        Stewart          Asset          Services         Asia
   Management        Co.        Ltd., our     Co., Inc.,      Asset        Securities      Management      N.V., our     Limited,(1)
   (Europe),      (Europe),      Bermuda-      our New      Management    Limited, our    (NA), Inc.,       Curacao-         our
  Ltd.,(2) our    Ltd., our    based asset      York-       Ltd., our       Bermuda-          our         based asset        Hong
    Bermuda-       London-       manager        based        Bermuda-        based         New York-        gatherer        Kong-
     based          based                      research       based         broker-       based asset                       based
    umbrella       research                   affiliate     investment       dealer         gatherer                       research
  company for     affiliate                                  adviser                                                      affiliate
    European
asset gathering
       |                                                        |
       | (3)                                                    |
       |                                                        |
  W.P. Stewart                                                 W.P.
     Asset                                                   Stewart
   Management                                                  Fund
 (Europe) N.V.,                                             Management
      our                                                  Limited, our
  Netherlands-                                               Dublin-
  based asset                                               based fund
    gatherer                                                management
                                                             company

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

Item 5.  Operating and Financial Review and Prospects

         Overview

         W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Significant components of our expenses are variable in nature and may offset fluctuations in revenue.

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

         We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review, from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense was approximately 24%, 21.5% and 25% of adjusted operating profit for the years ended December 31, 2002, 2001 and 2000, respectively. It is currently anticipated that compensation expense for the year ending December 31, 2003 will be in the range of approximately 22% to 24%.

         Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

         Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity.

         Research and administration expenses include research, travel and entertainment, communications, information technology systems support and occupancy.

         Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars and marketing related travel and operational expenses.

         Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

         All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and all participate in the results of our operations.

         A. Operating Results

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

         Assets Under Management

         Assets under management were approximately $7.7 billion at December 31, 2002, a decrease of approximately $1.5 billion or 16.3% from approximately $9.2 billion at December 31, 2001.

         The following table sets forth the total net flows of assets under management for the years ended December 31, 2002 and 2001, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                      ------------------------------------
                                 (in millions)
                                 -------------

                                                       Years Ended December 31,
                                                       ------------------------
                                                         2002           2001
                                                       --------      ----------
         Existing Accounts

             Contributions                              $   932       $   862

             Withdrawals                                   (883)       (1,042)
                                                        -------       -------

         Net Flows of Existing Accounts                      49          (180)

         Publicly Available Funds

             Contributions                                  401           149

             Withdrawals                                   (242)          (88)

         Direct Accounts Opened                             289           353

         Direct Accounts Closed                            (472)         (593)
                                                        -------       -------

         Net New Flows                                      (24)         (179)
                                                        -------       -------

         Net Flows of Assets Under Management           $    25       $  (359)
                                                        =======       =======

          Revenues

          Revenues were $137.3 million for the year ended December 31, 2002, a decrease of $23.4 million or 14.6% from $160.7 million earned during the year ended December 31, 2001. The changes were due to a $10.6 million or 9.1% decrease in fee revenue, an $11.4 million or 28.7% decrease in commission revenue and a $1.4 million or 29.0% decrease in interest and other revenues. The average fee earned from client accounts was 1.23% for the year ended December 31, 2002 and 1.26% for the year ended December 31, 2001. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. In addition there were certain European client accounts that transferred to W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. This fund has a fixed fee of 25 basis points and a 10% performance fee. There was no performance fee earned in either 2002 or 2001. The decrease in commission revenue was primarily due to lower levels of trading volume during 2002 as compared with the higher levels of trading volume experienced in 2001. Turnover was lower for the year ended December 31, 2002 as compared to the year ended December 31, 2001. Interest and other revenues decreased primarily due to lower equity income from our unconsolidated affiliates, the absence in 2002 of any gain on the sale of investments which we experienced in 2001, lower cash balances in 2002 reflecting our share repurchases and lower interest earned on our cash balances due to prevailing market rates.

          Expenses

          Expenses, excluding income taxes, increased $2.2 million, or 3.0%, to $75.5 million for the year ended December 31, 2002, from $73.3 million in the prior year. The increase was primarily due to a change in variable expenses, including an increase of $2.1 million in fees paid out to marketers, which are directly related to assets under management of referred accounts. (Included in the third quarter of 2001 was an adjustment to fees payable to marketers of $1.5 million.) This was partially offset by a decrease of $1.4 million in commissions, clearance and trading costs, which vary with account activity. Marketing expenses increased $3.3 million, which reflects our additional marketing and client servicing initiatives. Depreciation and amortization increased $0.5 million primarily due to an increase in the amortization of intangible assets. Research and administration expenses increased $0.8 million due to higher costs. Other operating expenses decreased $1.2 million, due to lower costs. Employee compensation and benefits decreased $1.9 million due to a decrease in adjusted operating profit combined with an increase in the compensation percentage for the year ended December 31, 2002 to approximately 24% of adjusted operating profit from approximately 21.5% for the year ended December 31, 2001.

         Our income tax expense decreased $0.8 million, to $6.4 million, for the year ended December 31, 2002 from $7.2 million in the prior year. The effective tax rate for 2002 was 10.3%, compared to 8.2% for 2001. This is the result of our anticipated 10% tax rate for both years with adjustments in our prior year's tax accruals, for each respective year, determined when our tax returns were finalized.

         Net Income

         Net income for the year ended December 31, 2002 decreased $24.8 million, or 30.9%, to $55.5 million, from $80.3 million for the prior year as a result of the items described above.

Year Ended December 31, 2001 as Compared to Year Ended December 31, 2000

          Assets Under Management

          Assets under management were approximately $9.2 billion at December 31, 2001, a decrease of approximately $1.1 billion, or 10.7% from approximately $10.3 billion at December 31, 2000.

         The following table sets forth the total net flows of assets under management for the years ended December 31, 2001 and 2000, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      Net Flows of Assets Under Management
                      ------------------------------------
                                 (in millions)
                                 -------------

                                                        Years Ended December 31,
                                                       -------------------------
                                                          2001          2000
                                                       --------     ------------
         Existing Accounts

             Contributions                             $    862     $    660

             Withdrawals                                 (1,042)      (1,223)
                                                       --------     --------

         Net Flows of Existing Accounts                    (180)        (563)

         Publicly Available Funds

             Contributions                                  149           90

             Withdrawals                                    (88)        (121)
                                                       --------     --------

         Direct Accounts Opened                             353          277

         Direct Accounts Closed                            (593)        (999)
                                                       --------     --------

         Net New Flows                                     (179)        (753)
                                                       --------     --------

         Net Flows of Assets Under Management          $   (359)    $ (1,316)
                                                       =========    =========


          Revenues

          Revenues were $160.7 million for the year ended December 31, 2001, a decrease of $42.6 million or 21.0% from $203.3 million earned during the year ended December 31, 2000. The changes were due to a $33.4 million or 22.3% decrease in fee revenue, an $8.6 million or 17.8% decrease in commission revenue and a $0.6 million or 11.5% decrease in interest and other revenues. Included in 2000 revenues were performance fees of $3.7 million and $2.3 million recorded in March and December, respectively, for one of our accounts. There was no performance fee paid by this account in 2001. The average fee earned from client accounts was 1.26% for the year ended December 31, 2001 and 1.27% for the year ended December 31, 2000, which included performance fees that applied to two accounts. The decrease was due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in commission revenue was primarily due to lower levels of trading volume during 2001 as compared with the higher levels of trading volume experienced in 2000, which were primarily due to a reallocation and rebalancing of accounts in 2000. Interest and other revenues decreased $0.6 million primarily due to a decrease of $0.7 million in earnings from our unconsolidated affiliates offset by an increase of $0.1 million in interest and other revenue.

          Expenses

          Expenses, excluding income taxes, decreased $19.9 million, or 21.3%, to $73.3 million for the year ended December 31, 2001, from $93.1 million in the prior year. The decrease was primarily due to a decline in variable expenses, including a decrease of $6.5 million in fees paid to marketers, which are directly related to assets under management of referred accounts. (Included in the third quarter of 2001 was an adjustment to fees payable to marketers of $1.5 million.) There was a decrease of $1.0 million in commissions, clearance and trading costs, which vary with account activity. Research and administration expenses and marketing expenses each decreased $1.0 million and other operating expenses decreased $0.1 million, all due to lower costs. Employee compensation and benefits decreased $10.3 million due to a decrease in adjusted operating profit and a completed refinement in 2001 to our variable compensation program.

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

         Contractual Obligations and Contingent Commitments

         W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2002:

                             Contractual Obligations
                             -----------------------
                                  (in millions)
                                  -------------

                                                                                        2008 -
                                            2003     2004 - 2005     2006 - 2007      Thereafter       Total
                                            ----     -----------     -----------      ----------       -----
   Long-Term Debt (1)                       $0.6         $1.4            $1.6            $13.9         $17.5
   Minimum Rental Commitments (2)           $2.6         $5.5            $5.2            $ 6.7         $20.0


(1) See Note 8 to the consolidated financial statements for additional information.
(2) See Note 16 to the consolidated financial statements for additional information.

                             Contingent Commitments
                             ----------------------
                                  (in millions)
                                  -------------

                                                   Amount of Commitment Expiration Per Period
                                      --------------------------------------------------------------------
                                                                                      2008 -
                                      2003        2004 - 2005      2006 - 2007      Thereafter       Total
                                      ----        -----------      -----------      ----------       -----
   Commitments under letters of
   credit (3)                           -            $1.2               -              $0.7           $1.9

(3) See Note 9 to the consolidated financial statements for additional information.

          B. Liquidity and Capital Resources

          Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not require us to maintain significant capital balances. However, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

         We continually monitor and evaluate the adequacy of the capital maintained for those brokerage and sub-advisory activities. W.P. Stewart Securities Limited and W.P. Stewart & Co. (Europe), Ltd. have consistently maintained net capital in excess of the regulatory requirements prescribed by the Securities and Exchange Commission and the U.K. Financial Services Authority (and the former Investment Management Regulatory Organisation Limited), respectively, as well as by other regulatory authorities. Historically, we have met our liquidity requirements with cash generated from our operations.

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

         We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

         Other Events and Global Trends

         Our business principally involves the management of assets invested in the United States, European and Asian equity markets, all of which suffered significant losses for the year ended December 31, 2002. The combination of sluggish economic growth, the recent wave of corporate scandals and geopolitical concerns, led by the outbreak of war in Iraq, unsettling events on the Korean peninsula and the continuing threat posed by international terrorism, have clearly taken a toll on investor confidence. Reliable predictions as to the beginning of a return to a bull market are not possible in the face of these issues.

         On the other hand there are positive forces that favor our business. The legislative, regulatory and self-regulatory responses to the recent corporate scandals have been swift and should enhance future investor confidence. We believe that the current investment environment places a premium on stock picking and that the types of great companies in which we traditionally invest are better able than most to weather these challenging times. The continued strong out-performance of the W.P. Stewart U.S. Equity Composite, as compared to the benchmark S&P 500, is indicative of our abilities to both invest our clients' funds wisely and attract more of those funds. While our assets under management have trended downward since 1999, our net flows have trended upward since 2000, attesting to the fundamental soundness of our business and our investment philosophy.

         Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend out of net income. We have applied a portion of our excess cash to opportunistic repurchases of our shares, and we have increased our marketing efforts to continue building shareholder value. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to consider opportunities for share repurchase with a view toward increasing long-term shareholder value, while at the same time maintaining our liquidity and our ability to pay dividends.

         C. Research and Development, Patents and Licenses, etc.

         Not Applicable.

         D. Trend Information

         See Item 5 B above under the heading "Other Events and Global Trends."

Item 6.  Directors, Senior Management and Employees

         A. Directors and Senior Management

         Members of the board of directors of W.P. Stewart & Co., Ltd. are elected by the shareholders of W.P. Stewart & Co., Ltd. All directors serve until re-elected at the next annual general meeting or their successors are elected or appointed.

         The following table sets forth information with respect to the current directors and executive officers of W.P. Stewart & Co., Ltd.


Name                                                            Position                              Position Held Since
------------------------------------ ---------------------------------------------------------------- ---------------------
William P. Stewart.................  Chairman, Chief Executive Officer and Director(1)(2)             June 1998
John C. Russell....................  Deputy Chairman, Managing Director and Director(1)               June 1998
Richard C. Breeden.................  Director(2)(3)                                                   June 1998
Edgar H. Brunner...................  Director(2)                                                      June 1998
Henry B. Smith.....................  Director(1)(3)                                                   June 1998
Heinrich Spangler..................  Director(3)                                                      June 1998
Richard D. Spurling................  Director                                                         June 2002
John A. Allison....................  Deputy Managing Director                                         January 2001
Salim Chaar........................  Deputy Managing Director - Administration                        September 2001
Mark A. Henderson..................  Deputy Managing Director                                         November 1998
Susan G. Leber.....................  Deputy Managing Director - Financial Operations                  March 2003
Rocco Macri........................  Deputy Managing Director - Chief Financial Officer               September 2001
Peter Jan P. Rubingh...............  Deputy Managing Director                                         January 2001
Frederick M. Ryan..................  Deputy Managing Director - Investor Relations                    September 2001
Charles G.R. Target................  Deputy Managing Director - International Development             June 1999
Debra Randall......................  Corporate Secretary                                              January 2001

--------------------------
(1) Denotes member of the Executive Committee of the board of directors.
(2) Denotes member of the Compensation Committee of the board of directors.
(3) Denotes member of the Audit Committee of the board of directors.

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

         John C. Russell serves as Deputy Chairman, Managing Director and a Director of W.P. Stewart & Co., Ltd. and is the Chairman of the Stewart Group's Management Committee. He joined the Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm's Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.

         Richard C. Breeden became a Director of W.P. Stewart & Co., Ltd. in June 1998. From 1996 through the present time, Mr. Breeden has been Chairman of Richard C. Breeden & Co., a consulting firm. Since July 2002, he has also served as Corporate Monitor of WorldCom, Inc., a position to which he was appointed by the U.S. District Court for the Southern District of New York. Mr. Breeden currently serves as a Director of Banco Bilbao Vizcaya Argentaria. From 1997-2002, Mr. Breeden served as Chairman, President and Chief Executive Officer of Equivest Finance, Inc., a publicly traded company in the resort development and financing business. Since 1996, Mr. Breeden also served as the court-appointed bankruptcy trustee of The Bennett Funding Group, Inc. From 1993 to 1996, Mr. Breeden served as the chairman of the worldwide financial services practice of Coopers & Lybrand LLP. From 1989 to 1993, Mr. Breeden served as Chairman of the U.S. Securities and Exchange Commission after appointment to that position by President George Bush and confirmation by the U.S. Senate. Prior to the Commission, Mr. Breeden served in the White House as Assistant to the President (1989) and Deputy Counsel to the Vice President (1982-1985). Mr. Breeden also practiced corporate and securities law in private practice in New York City and Washington, D.C. Mr. Breeden has more than 25 years experience with securities markets, financial accounting and corporate transactions.

         Edgar H. Brunner has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. Dr. Brunner was a former General Partner with Armand von Ernst & Cie., a private bank in Berne, Switzerland and was appointed Chief Executive Officer of that company in the acquisition of Armand von Ernst & Cie. by Swiss Bank Corporation. In addition, he was a member of the Berne Council of Burghers and President of the Swiss Private Bankers Association. From 1973 until 1997, Dr. Brunner served as Chairman of the Board of Bankers Trust AG of Zurich, Switzerland. Dr. Brunner also serves as a Director of Compagnie Bancaire Espirito Santo S.A.

         Henry B. Smith has been a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith is Chief Executive Officer and a Director of The Bank of Bermuda, with which he has been employed in various capacities since 1973. In May 1997, Mr. Smith was appointed Deputy Chairman of the Bermuda Stock Exchange Council and is Chairman of the Council Partners Charitable Trust.

         Heinrich Spangler has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 23 years, Mr. Spangler has served in various capacities, including managing partner, and presently serves as Spokesman of the Board of Management and Chief Executive Officer of Bankhaus Carl Spangler & Co. AG, the oldest private bank in Austria. Mr. Spangler also serves as Chairman of the Supervisory Board of Carl Spangler Kapitalanlageges. m.b.H., a private investment company located in Salzburg, Austria.

         Richard D. Spurling has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling is the Senior Partner at Appleby Spurling & Kempe, an international law firm with offices in Bermuda, London (UK) and Hong Kong, where he has practiced since 1977. He obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited and BF&M Limited in Bermuda and a Trustee of the Bermuda Biological Station for Research, Inc. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.

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

         Susan G. Leber has served as Deputy Managing Director - Financial Operations since March 2003, as Director of Financial Operations since December 2001 and as Deputy Finance Director-Group

Controller since March 1999. Ms. Leber is a Certified Public Accountant. From 1993 to 1999 she was a Senior Manager with the accounting firm of Lopez Edwards Frank & Co., LLP, and was manager of the Stewart Group audit.

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

         Peter Jan P. Rubingh became Deputy Managing Director of W.P. Stewart and Co., Ltd. in January 2001. He is a co-founder and Managing Director of TPR & Partners N.V. (now W.P. Stewart Asset Management (Europe), N.V.), an Amsterdam-based business which has concentrated on gathering assets and servicing clients for W.P. Stewart since TPR's inception in 1993. Mr. Rubingh began his career at Moret & Limperg (now Ernst & Young), Amsterdam, in 1978 as an Assistant Accountant within the audit team. He joined Noro Nederland B.V. (The Noro Group of Companies), a fund management group, in 1979 and served in various capacities within the group, including Group Controller, Assistant Managing Director, Management Team Member and Portfolio Manager (Venture Capital) in The Netherlands, the United States and the Netherlands Antilles. While at Noro, Mr. Rubingh also served as a non-executive member of the Supervisory Boards of HomeBanc in Atlanta, Georgia and ICON International in New York City.

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

         Charles G.R. Target has served as Deputy Managing Director - International Development of W.P. Stewart & Co., Ltd. since June 1999. Mr. Target is an Executive Director of our Asian affiliate, Bowen Asia Limited. Prior to the founding of Bowen, Mr. Target was a general partner and director of Alan Patricof Associates, the London-based international venture capital company. Before joining Patricof in 1988, Mr. Target served as Managing Director of Business International Asia/Pacific Ltd., an economic research and consulting company owned by the Economist Group, where he was responsible for the Asian regional operations of the company.

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

         B. Compensation

         The aggregate compensation paid or accrued in 2002 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $7.9 million. During 2002, these individuals were granted options to purchase an aggregate of 61,000 common shares of W.P. Stewart & Co. Ltd. For the terms of these options, see Item 6 E below under the caption "Share Ownership".

         We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. In 2000, we implemented a Bermuda pension plan and in 2001 a plan was created in the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2002 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $227,099.

         W.P. Stewart & Co., Ltd. has agreed to pay each of Messrs. Breeden, Brunner, Smith, Spangler and Spurling (the "non-executive directors") $20,000 per annum for his services on the board of directors. In June 2002, upon becoming a director of W.P. Stewart & Co., Ltd., Mr. Spurling purchased 3,000 common shares and was granted options to acquire 6,000 common shares of W.P. Stewart & Co., Ltd. This is the same non-cash compensation granted to each of the other non-executive directors in 2001. Also during 2002, in consideration for Mr. Breeden's services as Chairman of the Audit Committee, he received additional directors fees of $10,000 and Messrs. Smith and Spangler each received additional fees of $5,000 for serving as members of the Audit Committee.

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

         Audit Committee. The Audit Committee of the board of directors is composed of Messrs. Breeden, Smith and Spangler. The Audit Committee is responsible for, among other things, reviewing the structure of our internal controls, including internal audit; considering and recommending to the board the annual appointment of the external auditors; reviewing and recommending to the board the terms of the annual external audit engagement; reviewing the annual audit plan; reviewing our audited and unaudited financial statements; reviewing non-audit service engagements of our external auditors; reviewing compliance with regulatory requirements; reviewing compliance with polices and practices involving ethics, conflicts and other such matters; and reviewing the above activities of subsidiary companies. The Audit Committee meets and reports to the board of directors no less than twice annually.

         We have not entered into any contracts with directors for benefits upon termination of service.

         D. Employees

         At December 31, 2000, 2001 and 2002, we employed 80, 105 and 110 persons, respectively. We consider our relations with our employees to be good.

         E. Share Ownership

         The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers:


                                                          Number of Common
                           Name                             Shares Owned                Percentage
         ------------------------------------------    ------------------------       ----------------
         William P. Stewart (1)                             4,182,711                      9.06%

         John C. Russell (2)                                  464,481                      1.01%

         John A. Allison (3)                                  523,458                      1.13%

         Peter Jan P. Rubingh (4)                             730,419                      1.58%

         All other Directors and Executive
         Officers as a group (5)                              598,300                        *


    * Each individual's ownership is less than 1%.

(1) Includes 4,144,140 shares owned by trusts for which Mr. Stewart serves as trustee (with respect to which Mr. Stewart disclaims beneficial ownership) and 8,571 shares that may be purchased upon exercise of currently exercisable options.

(2) Includes 125,000 shares held by a trust (with respect to which Mr. Russell disclaims beneficial ownership) and 4,286 shares that may be purchased upon exercise of currently exercisable options.

(3) Includes 8,571 shares that may be purchased upon exercise of currently exercisable options.

(4) Includes 80,000 shares which are owned by two trusts established for Mr. Rubingh's children, for which Mr. Rubingh is the trustee.

(5) Includes 28,143 shares that may be purchased upon exercise of currently exercisable options.

         Our directors and executive officers own options to purchase an aggregate of 408,000 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date. 347,000 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. An additional 45,000, 6,000 and 10,000 of these options were granted on May 1, 2002, August 20, 2002 and October 3, 2002 at exercise prices of $28.42, $22.10 and $16.58, respectively, for an aggregate of 61,000 options. These options will expire on May 1, 2009, August 20, 2009 and October 3, 2009, respectively.

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

         The plan was adopted by our board of directors and became effective on July 24, 2001, and was approved by our shareholders at the annual general meeting on May 3, 2002. The plan was amended on January 25, 2002. Our board of directors may further amend, alter, suspend, discontinue or terminate the plan at any time, except that no alteration or amendment will be effective without shareholder approval if absent such approval:

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

         The shares available for awards under the plan will be authorized but unissued shares of W.P. Stewart & Co., Ltd. or shares that will have been previously reacquired by a subsidiary of ours. As originally adopted, the plan provided for a maximum of 1,500,000 shares available for granting awards. The amendment in January 2002 increased this number by 1,000,000 shares.

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

Item 7.  Major Shareholders and Related Party Transactions

         A. Major Shareholders

         The following table presents information regarding the beneficial ownership of our common shares as of March 20, 2003 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

Name                          Number                     Percentage
-----------------    --------------------------    ------------------------
WPS II, Inc.                19,775,834                     42.8%

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

         As of March 26, 2003, we had 195 shareholders of record, of which 142, owning approximately 91% of our common shares, were U.S. persons.

         B. Related Party Transactions

         In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our directors and executive officers, have entered into loan agreements with, and signed promissory notes to us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such share purchases, Messrs. Stewart, Russell, Breeden, Smith, Chaar, Henderson, Macri, Ryan, Allison and Target and Ms. Leber have entered into loan agreements with, and signed promissory notes to, the Stewart Group. During 2002, Messrs. Stewart and Allison repaid their loans in full. Each of these loans accrues interest at a rate of either 8.5% or 10% per annum. Pursuant to Section 402 of the Sarbanes-Oxley Act of 2002, there have been no loans made subsequent to July 30, 2002 to any directors or executive officers.

         The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2002 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2002 for each of the above-named directors and executive officers.


                                                                                  Largest Amount
                                                                                Outstanding During
                                             Amount Outstanding                   the Year Ended
              Name                         as of December 31, 2002              December 31, 2002
----------------------------------    ----------------------------------    ---------------------------
William P. Stewart                             $           0                        $   495,000

John C. Russell                                      495,446                            658,574

Richard C. Breeden                                    43,607                             88,871

Henry B. Smith                                        68,214                             83,950

Salim Chaar                                          726,786                            825,000

Mark A. Henderson                                    568,000                            688,000

Rocco Macri                                          744,691                            928,298

Frederick M. Ryan                                    599,333                            763,298

John A. Allison                                            0                            495,000

Charles G.R. Target                                  446,250                            558,638

Susan G. Leber                                       445,024                            546,649


         The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $144,619 for the year ended December 31, 2002. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

         W.P. Stewart & Co., Ltd. owns approximately 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Deputy Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable beginning in 2004 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to payments in connection with our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $665,319 for the year ended December 31, 2002. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $26,117 for the year ended December 31, 2002.

         Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr. Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock

Aviation, Inc. We paid fees to Shamrock Aviation, Inc. in the amount of $2,000,796 for the year ended December 31, 2002. In February 1999, we entered into an agreement with Shamrock Aviation, Inc. in which Shamrock Aviation, Inc. agreed to delay the sale of an aircraft owned by Shamrock Aviation, Inc. so that such aircraft would continue to be available for use in our business. At that time, Shamrock Aviation, Inc. agreed to release W.P. Stewart & Co., Inc. from any and all obligations of approximately $37 million to participate in the purchase of an additional aircraft. In return, we had agreed to indemnify Shamrock Aviation, Inc. for any loss in value of the aircraft that Shamrock Aviation, Inc. had agreed not to sell from the time the agreement was made until the aircraft was sold or replaced. The value of that aircraft as of the date of the agreement was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released us from this agreement. We have an agreement pursuant to which an entity affiliated with Shamrock Aviation, Inc. has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include $2,855,298 for the year ended December 31, 2002. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

         W.P. Stewart Fund Management Limited serves as the investment manager to an Irish fund solely managed by WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a son of Mr. William P. Stewart. The Stewart Group has no ownership interest in either the Irish fund or WPS Investissements S.A. W.P. Stewart Fund Management Limited collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $31,871 for the year ended December 31, 2002. In addition, we pay to WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $16,425 for the year ended December 31, 2002. We believe that the payments made to WPS Investissements S.A. are as favorable as those we would pay to an unaffiliated party in a similar transaction.

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

         The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is Heinrich Spangler, one of our directors, fees for solicitation services. These fees amounted to $631,756 for the year ended December 31, 2002.

         Certain directors of W.P. Stewart & Co., Ltd. serve as directors of funds from which we have received investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $5,743,933 for the year ended December 31, 2002.

         The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture, incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors is the Chief Executive Officer. Included in receivables from affiliates, net, is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk

Management Ltd. The loan has no fixed repayment date. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd. its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.

         The Company leases its office space in The Netherlands from Duinzigt I, a company owned by the former principals of TPR & Partners N.V., including one of our Deputy Managing Directors. Total rent expense for the year ended December 31, 2002 was $135,274.

         Appleby, Spurling & Kempe, a law firm of which Richard D. Spurling, one of our directors, is a partner, and its affiliate A.S & K. Services Ltd. provide legal and corporate administrative and secretarial services to the Company. Fees for such services amounted to $29,648 for the year ended December 31, 2002.

         Included in investments available for sale at December 31, 2002 is an amount of $681,073, which is an investment in a fund managed by W.P. Stewart Fund Management Limited, an indirect wholly-owned subsidiary of W.P. Stewart & Co., Ltd.

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

         We have a policy of declaring quarterly dividends on the common shares. We expect that the amount of those dividends will be determined as approximately $1.20 per annum. We paid a dividend of $0.30 per share in January 2003 and currently anticipate similar dividends in April, July and October of this year. However, the declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

         B. Significant Changes

         Not Applicable

Item 9. The Offer and Listing

         Not Applicable, except for Items 9.A.4 and 9.C.

         Trading Markets

         Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. Prior to December 8, 2000, there was no established market for our common shares. On March 27, 2002, the last reported sale price for our common shares on the New York Stock Exchange was $17.20 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange. Certain historical market price data is set forth below, with certain prices for 2000 and 2001 rounded to the nearest hundredth of a dollar.

                                                 New York Stock Exchange
                                            ----------------------------------
Period                                           High               Low
----------------------------------------    ---------------    ---------------
Annual

         2000                                    $27.12            $22.69

         2001                                    $29.62            $18.01

         2002                                    $31.73            $14.35

Quarter

         First Quarter 2001                      $29.62            $20.50

         Second Quarter 2001                     $27.25            $20.50

         Third Quarter 2001                      $26.50            $18.01

         Fourth Quarter 2001                     $26.50            $19.25

         First Quarter 2002                      $31.73            $25.25

         Second Quarter 2002                     $30.40            $24.60

         Third Quarter 2002                      $25.44            $14.35

         Fourth Quarter 2002                     $21.02            $14.85

Month

         September 2002                          $21.10            $16.32

         October 2002                            $18.15            $14.85

         November 2002                           $20.71            $18.14

         December 2002                           $21.02            $17.35

         January 2003                            $20.55            $15.76

         February 2003                           $16.79            $15.10

         March 1 - 27, 2003                      $18.19            $14.94

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

         o Additional persons, entities or groups that are designated by our board of directors.

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

         W.P. Stewart & Co., Ltd. exchanged 1,152,000 of its shares for 50% of the issued and outstanding capital stock of TPRS Services N.V. pursuant to a share exchange agreement dated as of May

19, 1999 with TPR & Partners N.V. and TPR Curacao N.V. On December 29, 2000, W.P. Stewart & Co., Ltd. exchanged 814,000 of its shares for the remaining 50% of the issued and outstanding shares of TPRS Services N.V. pursuant to a share exchange agreement with TPR & Partners N.V. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by TPRS Services N.V., W.P. Stewart & Co., Ltd. may repurchase up to 20% of the 814,000 shares, for US$0.001 per share, on each of July 1 of 2003 and 2004. The agreement imposes certain restriction on transfers of shares by TPR & Partners N.V. and its permitted assigns.

         W.P. Stewart & Co., Ltd. exchanged 898,831 of its shares for all of the issued and outstanding shares of NS Money Management Ltd. pursuant to a share exchange agreement dated as of June 1, 1999 with Stewart Notz Stucki Ltd. The parties also entered into a stock call agreement under which, if certain performance criteria were not met by NS Money Management Ltd., W.P. Stewart & Co., Ltd. could repurchase up to 179,766 of the W.P. Stewart & Co., Ltd. shares for US$0.001 per share, on January 1, 2003. In 2003, pursuant to the provisions of the stock call agreement, 35,000 common shares were reacquired by W.P. Stewart & Co., Ltd.

         Pursuant to an agreement with Bowen Asia Limited and its shareholders, dated as of June 30, 1999, W.P. Stewart & Co., Ltd., increased its total investment in Bowen Asia Limited from 21.9% to 40%. The price of this increase was $500,000 and 27,769 of our shares. We have the option (exercisable from June 30, 2004 to June 30, 2009) to purchase such number of shares of Bowen as would increase our ownership to 50.1% of Bowen's issued and outstanding shares. If we exercise this option, the Bowen shareholders will have the option to put their remaining shares in Bowen to us. In either case the option price per share would equal 15 times Bowen's trailing four quarters' after-tax earnings (or, if greater, $10 million in the case of our purchase option), divided by the number of outstanding Bowen shares. The agreement imposes limitations on any transfers or issuances of Bowen shares. If there is a change of control of W.P. Stewart & Co., Ltd., Bowen has the right to repurchase all Bowen shares then owned by W.P. Stewart & Co., Ltd. Bowen and its shareholders have a right of first refusal in the event we propose to sell any of our Bowen shares. The agreement also calls for us to have representation on Bowen's board of directors.

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

         Pursuant to a share exchange agreement with TPR Holding B.V. dated as of November 14, 2001, W.P. Stewart and Co., Ltd. exchanged 330,000 of its shares for 75% of the outstanding shares of W.P. Stewart Asset Management (Europe), Ltd., which in turn owns all of the shares of W.P. Stewart Asset Management (Europe) N.V. (formerly TPR & Partners N.V.). The parties also entered into a deferred share exchange agreement as of November 14, 2001 pursuant to which W.P. Stewart & Co., Ltd. agreed to acquire the remaining shares of W.P. Stewart Asset Management (Europe), Ltd. as of June 30, 2006 at a fair value price determined on that date and payable in shares of W.P. Stewart & Co., Ltd.

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

                                    Part II.

Item 13. Default, Dividend Arrearages and Delinquencies

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not Applicable.

Item 15. Controls and Procedures

         Under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and our Deputy Managing Director--Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14 under the Securities Exchange Act of 1934) as of a date (the "Evaluation Date") within 90 days prior to the filing of this report on Form 20-F. Based upon that evaluation, the Chairman and Chief Executive Officer and the Deputy Managing Director--Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

         There were no significant changes made in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation.

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

1.1*         Memorandum of Association

1.2*         Bye-Laws

2.1**        Form of Stock Certificate

4.1* 1996 Shareholders Agreement among Global Reach, Limited and Shareholders of Global Reach Limited

4.2* Share Exchange Agreement, dated as of June 1, 1999, between W.P. Stewart & Co. Ltd. and Stewart Notz Stucki Ltd.

4.3* Purchase Agreement, dated as of June 30, 1999, between W.P. Stewart & Co., Ltd. and Bowen Asia Limited.

4.4*** Indemnity Agreement by WPS II, Inc. and the Guarantors thereunder in favor of W.P. Stewart & Co., Ltd.

4.5**** Share Exchange Agreement, dated as of December 29, 2000, between W.P. Stewart & Co., Ltd. and TPR & Partners N.V.

4.6****      Amendment to 1996 Shareholder Agreement

4.7# Share Exchange Agreement, dated as of November 14, 2001, between W.P. Stewart & Co., Ltd. and TPR Holding B.V.

4.8# Deferred Share Exchange Agreement, dated as of November 14, 2001, among W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management (Europe), Ltd. and TPR Holding B.V.

8.1          Subsidiaries of the Registrant

10.1         Consent of PricewaterhouseCoopers LLP

10.2         Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
             Section 906 of the Sarbanes-Oxley Act of 2002

10.3         Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
             Section 906 of the Sarbanes-Oxley Act of 2002

--------------------------

* Previously filed on November 21, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420).

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form 8-A/A (011-16245).

*** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420).

**** Previously filed on March 30, 2001 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

# Previously filed on March 29, 2002 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

Index To Consolidated
Financial Statements

                                                                        Page
                                                                        ----
Consolidated Financial Statements as of, and for the three
  years ended December 31, 2002, 2001 and 2000
Report of Independent Accountants                                       F-2
Consolidated Statements of Financial Condition                          F-3
Consolidated Statements of Operations                                   F-4
Consolidated Statements of Changes in Shareholders' Equity              F-5
Consolidated Statements of Cash Flows                                   F-6
Notes to the Consolidated Financial Statements                      F-7 to F-23

                        Report of Independent Accountants
                        ---------------------------------

To the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.

         In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders' equity and of cash flows appearing on pages F-3 through F-23 present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the "Company") at December 31, 2002, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP



New York, New York

February 28, 2003

                            W.P. Stewart & Co., Ltd.
                 Consolidated Statements of Financial Condition
                        December 31, 2002, 2001 and 2000


                                                                                         2002             2001            2000
                                                                                    -------------    -------------    -------------
                                    Assets:

  Cash and cash equivalents                                                         $  34,426,192    $  62,302,344    $  56,764,420
  Fees receivable                                                                       2,634,631        2,952,580        3,277,399
  Receivable from broker-dealer                                                           866,462          582,091        1,605,520
  Investments in unconsolidated affiliates (net of accumulated amortization
    of $164,744, $82,372 and $0 for 2002, 2001 and 2000, respectively)                  3,983,259        3,979,317        3,649,298
  Receivables from affiliates, net                                                        684,810          666,192        1,761,858
  Investments, available for sale (cost $8,892,529 [primarily municipal
    securities], $1,012,400 and $575,140 for 2002, 2001 and 2000, respectively)         8,769,788          879,116        1,025,458
  Investment in aircraft (net of accumulated depreciation of $15,437,634,
    $12,633,445 and $8,706,682 for 2002, 2001 and 2000, respectively)                   7,013,841        9,818,030       13,744,793
  Goodwill                                                                              5,631,797        5,631,797                -
  Intangible assets (net of accumulated amortization of $8,590,080,
    $4,464,891 and $1,702,939 for 2002, 2001 and 2000, respectively)                   60,669,624       44,299,495       24,763,700
  Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $3,401,457, $2,361,376 and $1,325,482
    for 2002, 2001 and 2000, respectively)                                              4,089,795        4,789,744        4,944,497
  Interest receivable on shareholders' notes                                              297,006          317,292          366,030
  Income taxes receivable                                                               3,214,280        4,071,171                -
  Other assets                                                                          2,697,322        2,988,942        2,358,663
                                                                                    -------------    -------------    -------------

                                                                                    $ 134,978,807    $ 143,278,111    $ 114,261,636
                                                                                    =============    =============    =============
                            Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                     $  17,511,376    $  18,098,337    $  18,646,226
  Employee compensation and benefits payable                                            1,016,970          983,824          447,973
  Fees payable                                                                          1,103,030          878,334        2,261,591
  Income taxes payable                                                                          -        1,078,713        1,324,017
  Professional fees payable                                                             2,606,981        3,127,077        3,448,332
  Dividends payable                                                                             -            8,528           10,643
  Accrued expenses and other liabilities                                                4,510,103        4,997,670        5,291,236
                                                                                    -------------    -------------    -------------
                                                                                       26,748,460       29,172,483       31,430,018
                                                                                    -------------    -------------    -------------

Minority Interest                                                                         165,132           65,639                -
                                                                                    -------------    -------------    -------------
Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized 46,179,822,
        47,831,864 and 47,912,112 shares issued and outstanding for 2002,
        2001 and 2000, respectively)                                                       46,180           47,832           47,912
  Subscriptions for common shares                                                               -                -        4,036,200
  Additional paid-in-capital                                                           78,673,127      105,472,859      101,482,513
  Contingently returnable shares (975,766, 1,788,732 and 2,601,699
        shares for 2002, 2001 and 2000, respectively)                                 (14,263,158)     (24,902,377)     (35,541,596)
  Accumulated other comprehensive income                                                   34,576         (471,369)         217,413
  Retained earnings                                                                    57,129,989       57,007,661       31,630,834
                                                                                    -------------    -------------    -------------
                                                                                      121,620,714      137,154,606      101,873,276

Less: notes receivable for common shares                                              (13,555,499)     (23,114,617)     (15,005,458)
Less: subscriptions receivable                                                                  -                -       (4,036,200)
                                                                                    -------------    -------------    -------------

                                                                                      108,065,215      114,039,989       82,831,618
                                                                                    -------------    -------------    -------------

                                                                                    $ 134,978,807    $ 143,278,111    $ 114,261,636
                                                                                    =============    =============    =============

       The accompanying notes are an integral part of these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                     Consolidated Statements of Operations
              For the Years Ended December 31, 2002, 2001 and 2000


                                             2002             2001             2000
                                         ------------     ------------     ------------
Revenue:
  Fees                                   $105,418,778     $115,993,071     $149,350,452
  Commissions                              28,293,063       39,695,130       48,273,444
  Interest and other                        3,569,988        5,027,579        5,679,876
                                         ------------     ------------     ------------
                                          137,281,829      160,715,780      203,303,772
                                         ------------     ------------     ------------
Expenses:
  Employee compensation and benefits       26,336,544       28,245,788       38,545,634
  Fees paid out                             7,250,443        5,156,489       11,639,240
  Commissions, clearance and trading        5,919,022        7,376,148        8,353,552
  Research and administration              14,358,071       13,515,984       14,522,756
  Marketing                                 5,166,360        1,901,284        2,922,867
  Depreciation and amortization             8,048,637        7,527,195        7,537,669
  Other operating                           8,370,546        9,543,228        9,606,558
                                         ------------     ------------     ------------
                                           75,449,623       73,266,116       93,128,276
                                         ------------     ------------     ------------

Income before taxes                        61,832,206       87,449,664      110,175,496

Provision for taxes                         6,381,199        7,152,803       11,029,612
                                         ------------     ------------     ------------
Net income                               $ 55,451,007     $ 80,296,861     $ 99,145,884
                                         ============     ============     ============

Earnings per share:

Basic earnings per share                 $       1.27     $       1.85     $       2.37
                                         ============     ============     ============
Diluted earnings per share               $       1.21     $       1.71     $       2.18
                                         ============     ============     ============


       The accompanying notes are an integral part of these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
           Consolidated Statement of Changes in Shareholders' Equity
              For the Years Ended December 31, 2002, 2001 and 2000


                                                                 Common Shares                      Additional     Contingently
                                                           ----------------------                     Paid-In       Returnable
                                                            Shares       Amount    Subscriptions      Capital          Shares
                                                           -----------  --------   -------------   ------------    ------------
Balance @ December 31, 1999                                47,225,336   $ 47,225   $          -    $ 81,646,968    $(28,061,175)

  Issuance of common shares, @ $0.001 par value
    Acquisitions                                              814,000        814                     18,118,826     (14,495,712)
    Cash                                                       59,189         59                        770,582
    Notes receivable                                          107,593        108                      1,400,753

  Subscriptions for common shares                                                     4,036,200

  Contingently returnable shares, no longer
   subject to repurchase                                                                              1,449,870       7,015,291

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                  (8,143)        (8)                      (106,012)

  Cancellation of common shares, @ $0.001
   par value                                                 (285,863)      (286)                    (1,798,474)

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares

  Subscriptions receivable                                                           (4,036,200)
                                                           -----------  ---------  -------------   ------------    ------------

Balance @ December 31, 2000                                47,912,112     47,912              -     101,482,513     (35,541,596)

  Issuance of common shares, @ $0.001 par value
    Acquisitions                                              330,000        330                      8,051,670
    Cash                                                      134,000        134                      2,210,866
    Notes receivable                                          826,017        826                     12,761,656

  Contingently returnable shares, no longer
   subject to repurchase                                                                              7,164,364      10,639,219

  Repurchase and cancellation of common
   shares, @ $0.001 par value                              (1,357,545)    (1,357)                   (26,145,340)

  Cancellation of common shares, @ $0.001
   par value                                                  (12,720)       (13)                       (87,099)

  Non-cash compensation                                                                                  34,229

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                           -----------  ---------  -------------   ------------    ------------

Balance @ December 31, 2001                                47,831,864     47,832              -     105,472,859     (24,902,377)

  Issuance of common shares, @ $0.001 par value
    Cash                                                       39,333         39                        684,208
    Notes receivable                                           54,666         55                        960,083

  Contingently returnable shares, no longer
   subject to repurchase                                                                              8,587,499      10,639,219

  Repurchase and cancellation of common
   shares, @ $0.001 par value                              (1,595,720)    (1,596)                   (35,188,930)

  Cancellation of common shares, @ $0.001
   par value                                                 (150,321)      (150)                    (2,281,509)

  Non-cash compensation                                                                                 438,917

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                           -----------  ---------  -------------   ------------    ------------

Balance @ December 31, 2002                                46,179,822   $ 46,180   $          -    $ 78,673,127    $(14,263,158)
                                                           ===========  =========  =============   ============    ============





                                                                 Accumulated
                                                                    Other
                                                                Comprehensive       Retained       Notes
                                                                    Income          Earnings     Receivable          Total
                                                                -------------     ----------    -----------       -----------
Balance @ December 31, 1999                                        $  (13,920)   $ 10,922,661   $(25,640,577)     $ 38,901,182

  Issuance of common shares, @ $0.001 par value
    Acquisitions                                                                                                     3,623,928
    Cash                                                                                                               770,641
    Notes receivable                                                                              (1,400,861)                -

  Subscriptions for common shares                                                                                    4,036,200

  Contingently returnable shares, no longer
   subject to repurchase                                                                                             8,465,161

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                         (106,020)

  Cancellation of common shares, @ $0.001
   par value                                                                                       1,798,760                 -

  Net income                                                                       99,145,884                       99,145,884

  Dividends                                                                       (78,437,711)                     (78,437,711)

  Other comprehensive income                                          231,333                                          231,333

  Proceeds from notes receivable
    for common shares                                                                             10,237,220        10,237,220

  Subscriptions receivable                                                                                          (4,036,200)
                                                                   ----------    ------------   ------------      ------------

Balance @ December 31, 2000                                           217,413      31,630,834    (15,005,458)       82,831,618

  Issuance of common shares, @ $0.001 par value
    Acquisitions                                                                                                     8,052,000
    Cash                                                                                                             2,211,000
    Notes receivable                                                                             (12,762,482)                -

  Contingently returnable shares, no longer
   subject to repurchase                                                                                            17,803,583

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                      (26,146,697)

  Cancellation of common shares, @ $0.001
   par value                                                                                          87,112                 -

  Non-cash compensation                                                                                                 34,229

  Net income                                                                       80,296,861                       80,296,861

  Dividends                                                                       (54,920,034)                     (54,920,034)

  Other comprehensive income                                         (688,782)                                        (688,782)

  Proceeds from notes receivable
    for common shares                                                                              4,566,211         4,566,211
                                                                   ----------    ------------   ------------      ------------

Balance @ December 31, 2001                                          (471,369)     57,007,661    (23,114,617)      114,039,989

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                               684,247
    Notes receivable                                                                                (960,138)                -

  Contingently returnable shares, no longer
   subject to repurchase                                                                                            19,226,718

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                      (35,190,526)

  Cancellation of common shares, @ $0.001
   par value                                                                                       2,281,659                 -

  Non-cash compensation                                                                                                438,917

  Net income                                                                       55,451,007                       55,451,007

  Dividends                                                                       (55,328,679)                     (55,328,679)

  Other comprehensive income                                          505,945                                          505,945

  Proceeds from notes receivable
    for common shares                                                                              8,237,597         8,237,597
                                                                   ----------    ------------   ------------      ------------

Balance @ December 31, 2002                                        $   34,576    $ 57,129,989   $(13,555,499)     $108,065,215
                                                                   ==========    ============   ============      ============


       The accompanying notes are an integral part of these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                     Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2002, 2001 and 2000

                                                                                2002               2001                  2000
                                                                          -------------        ------------         -------------
Cash flows from operating activities:
  Net income                                                              $  55,451,007        $  80,296,861        $  99,145,884
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Loss/(gain) on sale of available for sale securities                        8,522             (525,354)                   -
      Amortization of bond premium                                               43,807                    -                    -
      Depreciation and amortization                                           8,048,637            7,527,195            7,537,669
      Equity in income of unconsolidated affiliates                             (86,314)            (412,391)            (500,575)
      Non-cash compensation                                                     438,917               34,229                    -
      Minority interest                                                          99,493                8,905                    -
  Changes in operating assets and liabilities:
      Fees receivable                                                           317,949              324,819           (1,152,964)
      Receivable from broker-dealer                                            (284,371)           1,023,429              581,613
      Receivables from affiliates, net                                          (18,618)           1,095,666           (1,761,858)
      Income taxes receivable                                                   856,891           (3,645,444)                   -
      Other assets                                                              291,620             (239,588)           1,794,758
      Payables to affiliates, net                                                     -                    -             (327,868)
      Employee compensation and benefits payable                                 33,146              535,851           (1,333,196)
      Fees payable                                                              224,696           (1,383,257)             251,121
      Income taxes payable                                                   (1,078,713)            (245,304)            (778,055)
      Professional fees payable                                                (520,096)            (321,255)             616,098
      Accrued expenses and other liabilities                                   (487,567)          (1,449,486)           1,263,087
                                                                          -------------        -------------        -------------

               Net cash provided by operating activities                     63,339,006           82,624,876          105,335,714
                                                                          -------------        -------------        -------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities                           991,478            1,115,064                    -
  Purchase of available for sale securities                                  (8,880,128)          (1,009,100)              (3,300)
  Cash dividends paid on shares subject to repurchase                        (1,268,600)          (2,244,159)          (3,374,363)
  Cash acquired in purchase acquisition                                               -              136,620                    -
  Purchase of furniture, equipment and leasehold improvements                  (336,938)            (171,540)          (1,858,166)
                                                                          -------------        -------------        -------------

               Net cash (used for) investing activities                      (9,494,188)          (2,173,115)          (5,235,829)
                                                                          -------------        -------------        -------------

Cash flows (used for) financing activities:
  Payments on loans payable                                                    (586,961)            (547,889)            (511,419)
  Proceeds from issuance of common shares                                       684,247            2,211,000              770,641
  Repurchase of common shares                                               (35,190,526)         (26,146,697)            (106,020)
  Proceeds from notes receivable for common shares                            8,237,597            4,566,211           10,237,220
  Interest receivable on shareholders' notes                                     20,286               48,738              170,335
  Dividends to shareholders                                                 (55,337,207)         (54,922,149)         (78,486,921)
                                                                          -------------        -------------        -------------

               Net cash (used for) financing activities                     (82,172,564)         (74,790,786)         (67,926,164)

Effect of exchange rate changes in cash                                         451,594             (123,051)            (201,114)
                                                                          -------------        -------------        -------------

Net increase in cash and cash equivalents                                   (27,876,152)           5,537,924           31,972,607

 Cash and cash equivalents, beginning of year                                62,302,344           56,764,420           24,791,813
                                                                          -------------        -------------        -------------

 Cash and cash equivalents, end of year                                   $  34,426,192        $  62,302,344        $  56,764,420
                                                                          =============        =============        =============

 Supplemental disclosures of cash flows information
 --------------------------------------------------
   Cash paid during the period for:
   --------------------------------

Income taxes                                                              $   6,800,811        $  11,044,418        $  10,118,293
                                                                          =============        =============        =============
Interest                                                                  $   1,231,937        $   1,271,010        $   1,307,480
                                                                          =============        =============        =============

Supplemental Schedule of Non-Cash Investing and Financing Activities:
---------------------------------------------------------------------

In 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $9,328,636, respectively (see Note 2).
In addition, as discussed in Note 2, in 2001, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $8,459,592, respectively. Also, as discussed in Note 2, in 2000, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,340,553, $3,124,800 and $2,999,808, respectively, and the Company issued common shares with a fair value of $3,623,928 to acquire the remaining 50% of TPRS Services N.V.

On November 14, 2001, as discussed in Note 2, in connection with our acquisition of a controlling interest in W.P. Stewart Asset Management (Europe), Ltd. the Company issued 330,000 common shares which were recorded with a fair value of $8,052,000.

As discussed in Note 10, the Company issued common shares for notes receivable for the years ended December 31, 2002, 2001 and 2000, in the amounts of $960,138, $12,762,482 and $1,400,861, respectively, and cancelled outstanding notes of $2,281,659, $87,112 and $1,798,760 for the years ended December 31, 2002, 2001 and 2000, respectively.

       The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying consolidated financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a consolidated basis and include the historical operations of the Company.


NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2002, 2001 and 2000, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The background and organization of the entities presented in the Company's consolidated financial statements are set out below.

The Company's subsidiaries and affiliates include:

W.P. Stewart Asset Management Ltd. ("WPSAM"), formerly W.P. Stewart & Company, Limited, a wholly-owned subsidiary, which was incorporated in Bermuda on July 10, 1995, and is a registered investment adviser under the U.S. Investment Advisers Act of 1940 for clients throughout the world.

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

W.P. Stewart & Co., Inc. ("WPSI"), formerly WPS III, Inc., which was incorporated in Delaware on May 15, 1998 and became a wholly-owned subsidiary of WPS & Co., Ltd. on June 30, 1998. WPSI is a registered investment adviser under the U.S. Investment Advisers Act of 1940. Its principal business is to provide investment research and sub-advisory services to the Company.

W.P. Stewart & Co. (Europe), Ltd. ("WPS Europe") formerly W.P. Stewart Global Management, Ltd., is a wholly-owned subsidiary of the Company and was formed on September 14, 1998 in the United Kingdom under the laws of England and Wales, as a private limited company. WPS Europe is authorized and regulated by the Financial Services Authority ("FSA") and previously was regulated by the Investment Management Regulatory Organisation Limited ("IMRO"). Its principal business is to provide investment research and sub-advisory services to the Company.

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

On October 1, 1999, the Company consummated its acquisition of all of the outstanding capital stock of First Long Island Investors, Inc. ("FLII"), a then newly formed company engaged in marketing of investment services, in consideration for 1,200,000 common shares of the Company, subject to repurchase provisions. Operations of this entity continue under the name W.P. Stewart Asset Management (NA), Inc.

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

The recorded purchase price for each acquisition is determined by the sum of:

1. the number of shares issued on acquisition not subject to repurchase multiplied by the fair value of each of those shares at the acquisition date;
2. the number of shares that cease to be subject to repurchase at each anniversary date multiplied by the fair value of each of those shares at that date; and
3.           the cumulative cash dividends paid on shares subject to repurchase.

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

The following table shows information for each acquisition as of and for the year ended December 31, 2002.


                                                                    Cash
                                                                  Dividends
                                                                   Paid on
                   Aggregate     Shares Not      Contingently    Contingently      Purchase       Intangible
                   Number of     Subject to      Returnable      Returnable         Price         Amortization
Acquisition          Shares      Repurchase         Shares           Shares       Allocation      for the Year
-----------       ----------     ----------     -----------     ------------     ------------    -------------
TPRS                1,966,000      1,410,000          556,000        $764,881      $31,998,460     $ 1,815,314
NSMM                  898,831        719,065          179,766         215,719       14,708,762         807,986
FLII                1,200,000        960,000          240,000         288,000       19,834,288       1,294,479
                    ---------     ----------         --------       ---------     ------------     -----------
                    4,064,831      3,089,065          975,766       1,268,600      $66,541,510     $ 3,917,779
                    =========      =========          =======       =========     ============     ===========


The following table shows information for each acquisition as of and for the year ended December 31, 2001.


                                                                    Cash
                                                                  Dividends
                                                                   Paid on
                    Aggregate    Shares Not     Contingently     Contingently      Purchase       Intangible
                   Number of     Subject to      Returnable      Returnable         Price        Amortization
Acquisition         Shares       Repurchase         Shares         Shares         Allocation      For the Year
-----------       ----------     ----------     -----------     ------------     ------------    -------------
TPRS               1,966,000       1,016,800         949,200       $1,236,720     $21,904,944     $ 1,224,254
NSMM                 898,831         539,299         359,532          431,439      10,254,161         545,951
FLII               1,200,000         720,000         480,000          576,000      13,887,088         944,644
                   ---------      ----------      ----------       ----------    ------------    ------------
                   4,064,831       2,276,099       1,788,732       $2,244,159     $46,046,193     $ 2,714,849
                   =========       =========       =========       ==========    ============    ============


The following table shows information for each acquisition as of and for the year ended December 31, 2000.


                                                                    Cash
                                                                  Dividends
                                                                   Paid on
                  Aggregate      Shares Not     Contingently    Contingently       Purchase        Intangible
                   Number of     Subject to      Returnable      Returnable         Price         Amortization
Acquisition        Shares        Repurchase         Shares         Shares         Allocation      For the Year
-----------       ----------     ----------     -----------     ------------     ------------    -------------
TPRS                1,966,000        623,600       1,342,400       $1,195,776     $12,208,632      $  534,783
NSMM                  898,831        359,532         539,299          932,987       5,821,131         299,671
FLII               1,200,000         480,000         720,000        1,245,600       7,968,688         557,922
                   ---------      ----------      ----------       ----------     -----------     -----------
                   4,064,831       1,463,132       2,601,699       $3,374,363     $25,998,451      $1,392,376
                   =========       =========       =========       ==========     ===========      ==========

On November 14, 2001, the Company acquired a controlling interest in TPR & Partners N.V. ("TPR"), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company which is named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM- Europe"), will serve as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM-Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of WPSAM-Europe until June 30, 2006, at which time the Company will acquire those shares at a fair value price determined on that date. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. For the year ended December 31, 2002 there were no changes in the carrying value of goodwill.


NOTE 3: ACCOUNTING POLICIES

These consolidated financial statements are presented in conformity with accounting principles generally accepted in the U.S. The functional currency for the Company and its affiliates is the U.S. dollar with the exceptions of WPS Europe and WPSAM-Europe for which the Pound Sterling and the Euro, respectively, are the functional currencies.

The process of preparing consolidated financial statements in conformity with generally accepted accounting principles in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

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

Investments, Available for Sale
Investments in equity and municipal securities have been classified as "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and, as such, are recorded at quoted market values. Transactions are recorded on a trade date basis. Unrealized gains and losses are recorded in accumulated other comprehensive income within shareholders' equity.

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

Foreign Currency Translation
The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The U.S. dollar effect that arises from translating the net assets of WPS Europe and WPSAM-Europe is recorded in "accumulated other comprehensive income", a separate component of shareholders' equity.

Intangible Assets and Goodwill
Intangible assets arising from the Company's business acquisitions (see Note 2) are amortized on a straight-line basis over periods of five to 20 years. The carrying value of the intangibles acquired is reviewed for impairment, at least annually, whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives. Where the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss will be recognized. The loss will be the difference between the fair value of the asset and the carrying value of the asset.

Goodwill arising from the Company's acquisition of TPR (see Note 2) is accounted for pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). In accordance with SFAS No. 142 goodwill is not amortized but will be tested at least annually for impairment.

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

Share-Based Compensation
The Company has elected to account for its share-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Effective January 1, 2003, the Company will begin to account for share-based employee compensation in accordance with the fair-value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense will be recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation to be recognized under SFAS No. 123 for the year ended December 31, 2003 and beyond is not currently determinable because the number and value of share options to be granted to employees in the future is not yet known.

Share options granted for the years ended December 31, 2002 and 2001 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant (see Note 12).

Business Segments
The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Reclassification of Comparative Financial Statements
Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements
In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The provisions of FIN No. 45 became effective for the Company on January 1, 2003. The Company does not expect that the adoption of the recognition and measurement provisions will have a material impact on the Company's results of operations or financial position.

NOTE 4: EARNINGS PER SHARE


                                                       2002             2001              2000
                                                       ----             ----              ----
Basic Earnings Per Share:
Net income                                          $55,451,007      $80,296,861      $99,145,884
                                                    ===========      ===========      ===========
Weighted average basic shares outstanding            43,575,633       43,424,732       41,873,418
                                                    -----------      -----------      -----------
Net income per share                                $      1.27      $      1.85      $      2.37
                                                    ===========      ===========      ===========

Diluted Earnings Per Share:
Net income                                          $55,451,007      $80,296,861      $99,145,884
                                                    ===========      ===========      ===========
Weighted average basic shares outstanding            43,575,633       43,424,732       41,873,418
Add:  Unvested shares, contingently returnable
      shares and unvested options                     2,437,739        3,517,959        3,650,203
                                                    -----------      -----------      -----------

Weighted average diluted shares outstanding          46,013,372       46,942,691       45,523,621
                                                    -----------      -----------      -----------
Net income per share                                $      1.21      $      1.71      $      2.18
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

On December 31, 2002, 2001 and 2000, respectively, 46,179,822, 47,831,864 and
47,912,112 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 13) and dividends on these shares; 1,988,415, 2,764,620 and 2,515,657 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2002, 2001 and 2000, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".


                                                      2002               2001               2000
                                                  ------------       ------------       ------------
Net income                                        $ 55,451,007       $ 80,296,861       $ 99,145,884
Other comprehensive income, net of tax
     Reclassification adjustment for
        realized gains/(losses) on available
        for sale securities included in
        interest and other                             133,284           (432,447)                 -
     Unrealized (losses)/gains on available
        for sale securities                            (78,933)          (133,284)           432,447
     Foreign currency translation
        adjustment                                     451,594           (123,051)          (201,114)
                                                  ------------       ------------       ------------
Comprehensive income                              $ 55,956,952       $ 79,608,079       $ 99,377,217
                                                  ============       ============       ============


NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                           2002          2001          2000
                                        ----------    ----------    ----------
Investment in Bowen Asia Limited        $2,826,185    $2,897,703    $2,641,387
Investment in Kirk Management Ltd.       1,157,074     1,081,614     1,007,911
                                        ----------    ----------    ----------
Total                                   $3,983,259    $3,979,317    $3,649,298
                                        ==========    ==========    ==========


At December 31, 2002, the Company owned approximately 40% of Bowen Asia Limited ("Bowen").

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. Kirk Management Ltd. owns Trinity Hall, a building located in Hamilton, Bermuda, which is leased by the Company from the joint venture and serves as the Company's headquarters.


NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of approximately $2,000,796, $2,018,897 and $2,302,000 for the years ended December 31, 2002,
2001 and 2000, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company (see Note
8).

The Company has entered into an agreement pursuant to which an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company (see Note 8). These costs, reflected in research and administration expenses, include approximately $2,855,298, $2,415,044 and $2,141,700 for the years ended December 31, 2002,
2001 and 2000, respectively.

 In February 1999, the Company entered into an agreement with Shamrock in which Shamrock agreed to delay the sale of an aircraft owned by Shamrock so that such aircraft would continue to be available for use in the Company's business. At that time, Shamrock agreed to release WPSI from any and all obligations of approximately $37 million, to participate in the purchase of an additional aircraft, delivery of which was scheduled for 2002. In return, the Company had agreed to indemnify Shamrock for any loss in value of the aircraft Shamrock had agreed not to sell from the time the agreement was made until the aircraft was sold or replaced. The value of that aircraft as of the date of Shamrock's agreement with the Company was estimated to be $27 million. In May 2002, in exchange for a payment of $100,000, Shamrock released the Company from this indemnity agreement.

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which approximated $144,619, $131,471 and $184,900 for the years ended December 31, 2002, 2001 and 2000, respectively. These amounts are based upon the actual space utilized in each of those years.

WPS Dublin serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $31,871, $44,558 and $327,711 for the years ended December 31, 2002, 2001 and 2000, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $16,425, $27,622 and $20,089 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory, and research services. Such costs approximated $665,319, $533,681 and $520,900 for the years ended December 31, 2002, 2001 and 2000, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2002, 2001 and 2000 were $26,117, $27,004 and $30,539, respectively.

Prior to the completion of the acquisition of 100% of TPRS on December 29, 2000, the Company paid TPRS fees for marketing services. These fees amounted to approximately $5,694,885 for the year ended December 31, 2000. Inter-company eliminations of approximately $2,847,443 related to the Company's 50% ownership in TPRS, resulted in a net expense to the Company of $2,847,442 for the year ended December 31, 2000.

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

Prior to our acquisition of a controlling interest in TPR, the Company paid TPR, a principal owner of which is currently an executive officer of the Company, fees for marketing services. These fees amounted to $459,313 for the year ended December 31, 2001.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $631,756 and $167,749 for the years ended December 31, 2002 and 2001.

The Company pays Appleby, Spurling & Kempe and A.S. & K. Services Ltd., a partner of which in June 2002 became a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $29,648 for the year ended December 31, 2002.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $5,743,933, $4,906,228 and $11,629,389 for the years ended December 31, 2002, 2001 and 2000, respectively.

The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $180,000 for each of the years ended December 31, 2002 and 2001 and $221,917 for the year ended December 31, 2000.

Included in receivables from affiliates, net, at December 31, 2002, 2001 and 2000 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 for each of the years ended December 31, 2002 and 2001, and $17,416 for the year ended December 31, 2000, due from Kirk Management Ltd. The loan has no fixed repayment date. Interest income on the subordinated loan was $16,716 and $17,416 for the years ended December 31, 2001 and 2000, respectively.

Included in investments available for sale at December 31, 2002 and 2001 are amounts of $681,073 and $866,716, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the year ended December 31, 2002 is rent expense in the amount of $135,274 which is paid to a company owned by the former principals of TPR.

In connection with the Company's initial public offering completed in December 2000, the Company was reimbursed by the selling shareholders in the amount of $2,500,000.


NOTE 8: LONG-TERM DEBT

On December 16, 1998, WPS Aviation assumed from Shamrock Aviation, all the rights and obligations of a purchase agreement ("Challenger Purchase Agreement") dated July 8, 1998, relating to the purchase of a Challenger aircraft. On December 17, 1998, WPS Aviation entered into a 10 year, amortizing loan agreement with General Electric Capital Corporation to finance the obligations of the Challenger Purchase Agreement. The loan was for the principal sum of $17,340,000 at a fixed interest rate of 6.87% to be paid in 120 monthly installments of principal and interest of $133,326 and a final installment of $11,621,076. The first monthly periodic installment was due and paid on January 17, 1999 with installments due and payable on the same day of each succeeding month.

On February 10, 1999, WPS Aviation entered into an additional 10 year, amortizing loan agreement with General Electric Capital Corporation for the principal sum of $757,382 at a fixed interest rate of 6.89% to be paid in an initial installment of $1,015 and 118 monthly installments of principal and interest of $5,869 and a final installment of $507,635. The first monthly periodic installment was paid on March 17, 1999 with installments due and payable on the same day of each succeeding month.

On March 30, 1999, WPS Aviation entered into an additional 10 year, amortizing loan agreement with General Electric Capital Corporation for the principal sum of $1,522,618 at a fixed interest rate of 7.35% to be paid in an initial installment of $5,285 and 116 monthly installments of principal and interest of $12,380 and a final installment of $1,021,114. The first monthly periodic installment was paid on May 17, 1999 with installments due and payable on the same day of each succeeding month.

Future principal payments on the loans as of December 31, 2002 are as follows:


        2003                                 $ 628,683
        2004                                   673,519
        2005                                   721,554
        2006                                   773,016
        2007                                   828,150
        Thereafter (through 2009)           13,886,454
                                          ------------
                                           $17,511,376

All loans are collateralized by the Challenger aircraft.

Interest expense on long-term debt totaled $1,231,937, $1,271,010 and $1,307,480 for the years ended December 31, 2002, 2001 and 2000, respectively.

The fair value of these loans based on discounted cash flow techniques as of December 31, 2002 amounted to approximately $18 million.

Provisions of the loan agreements require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan agreements).


NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2002, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2002, 2001 and 2000.

WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At December 31, 2002, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

In 2000, the Company had accepted subscriptions from employees to purchase 310,000 common shares, at an aggregate purchase price of $4,036,200. Pursuant to the subscription agreements, the employees' right to receive shares was not subject to sale, assignment or transfer. All shares were issued on February 1, 2001.


NOTE 10: NOTES RECEIVABLE FOR COMMON SHARES

In 2002, the Company issued 54,666 common shares to certain employees and employees of affiliates, all of which were issued in connection with the Company's 2001 Employee Equity Incentive Plan, for installment notes totaling $960,138. The installment notes are full recourse, bear interest at 8.5% per annum, are for a term of seven years and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note. During 2002, the Company also issued 39,333 common shares to certain employees and employees of affiliates, all of which were issued in connection with the Company's 2001 Employee Equity Incentive Plan, for cash payments totaling $684,247.

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

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2002, 150,321 unvested common shares of former employees were repurchased and their installment notes totaling $2,281,659 were abated.

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

All the common shares described above are subject to vesting provisions.

Future minimum payments expected to be received on notes receivable for common shares as of December 31, 2002 are as follows:

        2003                                     $3,123,602
        2004                                      3,124,406
        2005                                      2,667,376
        2006                                      1,968,197
        2007                                      1,390,736
        Thereafter (through 2010)                 1,281,182
                                              -------------
                                                $13,555,499

Interest income on all such notes was $1,790,120, $1,367,874 and $2,337,933 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 11: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The Company's Board of Directors adopted the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan"). The Plan provides for awards of up to 2,500,000 common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options.

In 2002, the Company granted awards under the Plan that consisted of rights to purchase 93,999 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 559,501 shares which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of grant.

During 2002, pursuant to the terms of the Plan, 172,314 unexercised options issued in 2001, were forfeited by former employees of the Company.

Additionally, during the fourth quarter of 2001, the Company granted awards under the Plan that consisted of rights to purchase 290,050 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 1,201,500 shares which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant.


NOTE 12: SHARE OPTIONS

In addition to the options granted under the 2001 Employee Equity Incentive Plan (see Note 11), during the fourth quarter of 2001 the Company granted a total of 157,333 options to purchase its common shares to employees and to certain non-employee directors of the Company. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All options vest and are exercisable in equal annual amounts on each of the first seven anniversaries, beginning in 2002, of the respective grant dates. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The options outstanding as of December 31, 2002 are set forth below:


                                Options           Weighted Average Remaining      Weighted Average
     Exercise Prices          Outstanding          Contractual Life (Years)        Exercise Price
     ---------------          -----------         ---------------------------     ------------------
     $20.80 - $25.65           1,186,519                       6                        $20.94
     $16.58 - $28.42             559,501                       7                        $22.08
                               ---------
                               1,746,020
                               =========

The Company applies APB No. 25 and related interpretations in accounting for options granted to employees. No compensation cost has been recognized for options granted as the exercise price of the options is equal to the market value of the Company's shares on the date of the grant. Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards under the Plan consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company's net income and net income per share diluted for the years ended December 31, 2002 and 2001, would have been the following pro forma amounts:

(In thousands, except per share data)                2002                 2001
-------------------------------------                ----                 ----
Net income, as reported                       $55,451,007          $80,296,861
Pro forma net income                          $53,358,194          $80,049,745
Earnings per share, as reported:
Basic                                               $1.27                $1.85
Diluted                                             $1.21                $1.71
Pro forma earnings per share:
Basic                                               $1.22                $1.84
Diluted                                             $1.16                $1.71

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

The following range assumptions were applied in determining pro forma compensation cost:
                                                 2002                     2001
                                                 ----                     ----
      Expected Life                      1 to 7 years             1 to 7 years
      Risk free interest rate           1.45% - 3.70%            2.44% - 5.44%
      Dividend yield                    4.24% - 7.30%            4.78% - 5.89%
      Volatility                               39.96%                   25.74%

The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for the years ended December 31, 2002 and 2001, are not likely to be representative of the pro forma effects on net income and earnings per share in future years for the following reasons: (i) the number of future shares to be issued under the Plan is not known, and (ii) the assumptions used to determine the fair value can vary significantly.

Disclosures of the fair value of options granted for the years ended December 31, 2002 and 2001, have been estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. The weighted average fair value of the options granted for the years ended December 31, 2002 and 2001, was $4.85 and $3.65, respectively.

NOTE 13: SHAREHOLDERS' VOTING RIGHTS

The Company's Bye-Laws limit the voting power of natural persons to 5%, and the voting power of other entities, "groups" (as defined in the U.S. Securities Exchange Act of 1934) and persons other than natural persons (legal persons) to 9.5%, of the votes attributable to the outstanding shares of the Company regardless of how many of our shares (including common shares) they own or control. This restriction does not apply to parties who were shareholders immediately before our initial public offering, including WPS II, Inc. and certain individuals designated by the Company's Board of Directors who are currently affiliated with the Company. Votes that could have been cast by shareholders but for these voting restrictions are allocated to the other holders of the common shares pro-rata based on the number of shares they hold, except that no shareholder subject to the restrictions may receive an allocation to the extent that it would result in the shareholder holding more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. The Company's Board of Directors may approve the exemption of other persons or groups from this restriction.

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

Income from the Company's operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company's non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision, all current, for the years ended December 31, 2002, 2001 and 2000 is as follows:



                              2002            2001            2000
                          -----------      -----------    ------------
U.S.:
Federal                   $ 4,928,254      $ 5,852,480    $  8,568,658
State and local             1,437,829        1,286,945       2,460,954
                          -----------      -----------   -------------
                            6,366,083        7,139,425      11,029,612
Other:                         15,116           13,378               -
                          -----------      -----------   -------------
                          $ 6,381,199      $ 7,152,803     $11,029,612
                          ===========      ===========     ===========


NOTE 15: PENSION BENEFITS

The Company sponsors both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the U.S. In 2000, the Company implemented a Bermuda pension plan and in 2001 a plan was created in the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements.

Total employer contributions amounted to $1,259,929, $1,258,631 and $1,165,643 for the years ended December 31, 2002, 2001 and 2000, respectively. Participants are immediately vested in their account balances.

NOTE 16: LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine, London and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2002 were as follows:

      2003                                     $  2,629,847
      2004                                        2,718,721
      2005                                        2,744,395
      2006                                        2,582,519
      2007                                        2,582,519
      Thereafter (through 2021)                   6,733,207
                                               ------------
                                               $ 19,991,208
                                               ============

Total rent expense for all operating leases was $2,525,139, $2,173,441 and $1,785,499, for the years ended December 31, 2002, 2001 and 2000, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 19 year total commitment amount of $3,300,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda. In addition, included in the table above is an annual amount of $161,876 and an aggregate three-year total commitment amount of approximately $486,000 payable to a company owned by the former principals of TPR.

NOTE 17: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                                Fee Revenue
                                               -------------
                             2002                   2001              2000
                           ------------        -------------      ------------
     U.S.                  $ 79,095,944        $  90,348,326      $113,865,779
     Non-U.S.                26,322,834           25,644,745        35,484,673
                           ------------        -------------      ------------
     Total                 $105,418,778        $ 115,993,071      $149,350,452
                           ============        =============      ============

NOTE 18: SUBSEQUENT EVENTS

On January 1, 2003, in accordance with the 1999 TPRS, NSMM and FLII acquisition agreements, repurchase provisions on 20% of the initial number of shares issued and recorded as contingently returnable shares lapsed (see Note 2). Accordingly, the shareholders' equity account contingently returnable shares was relieved of $6,637,652 and additional paid-in capital was credited with $3,278,840, being the excess of the shares' fair value over their initial issue price. The respective purchase price allocations were increased accordingly. Additionally, in accordance with the provisions of the acquisition agreements (see Note 2), the Company reacquired 35,000 shares. Accordingly, the shareholders' equity account contingently returnable shares, was relieved of $377,650, which represents the initial issue price of the shares.

On January 8, 2003, the Company declared a dividend of $0.30 per share to shareholders of record as of January 17, 2003, payable on January 31, 2003 in the aggregate amount of $13,853,947.

SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                 W.P. STEWART & CO., LTD.



                              By: /s/ John C. Russell
                                  -----------------------------------
                                  Name: John C. Russell
                                  Title: Managing Director

Date:  March 31, 2003

                                 CERTIFICATIONS
I, William P. Stewart, certify that:

1. I have reviewed this annual report on Form 20-F of W.P. Stewart & Co., Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    March 31, 2003


/s/ William P. Stewart, Jr.
-------------------------------------
William P. Stewart, Jr.
Chairman and Chief Executive Officer

                                 CERTIFICATIONS
I, Rocco Macri, certify that:

1. I have reviewed this annual report on Form 20-F of W.P. Stewart & Co., Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:    March 31, 2003


/s/ Rocco Macri
------------------------------
Rocco Macri
Deputy Managing Director--Chief Financial Officer

                                INDEX TO EXHIBITS


Number     Exhibit
--------   --------------------------------------------------------------------
8.1        Subsidiaries of the Registrant
10.1       Consent of PricewaterhouseCoopers LLP
10.2       Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
           Section 906 of the Sarbanes-Oxley Act of 2002
10.3       Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
           Section 906 of the Sarbanes-Oxley Act of 2002