Form 20-F
period 2003-12-31
STEWART W P & CO LTD
filed 2004-03-15
CIK 750443

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                    OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                Name of each exchange
         Title of Each Class                     on which registered
-----------------------------------------      -------------------------
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

As of December 31, 2003, 46,035,726 common shares, par value $0.001 per share, were issued and outstanding.

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

                                Table of Contents


                                                                           Page
                                                                           ----

Part I........................................................................1

   Item 1.       Identity of Directors, Senior Management and Advisors........1

   Item 2.       Offer Statistics and Expected Timetable......................1

   Item 3.       Key Information..............................................2

   Item 4.       Information on the Company...................................8

   Item 5.       Operating and Financial Review and Prospects................29

   Item 6.       Directors, Senior Management and Employees..................37

   Item 7.       Major Shareholders and Related Party Transactions...........45

   Item 8.       Financial Information.......................................48

   Item 9.       The Offer and Listing.......................................49

   Item 10.      Additional Information......................................50

   Item 11.      Qualitative and Quantitative
                   Disclosures About Market Risk.............................60

   Item 12.      Description of Securities Other Than Equity Securities......61

Part II......................................................................61

   Item 13.      Default, Dividend Arrearages and Delinquencies..............61

   Item 14.      Material Modifications to the Rights of Security
                   Holders and Use of Proceeds...............................61

   Item 15.      Controls and Procedures.....................................61

   Item 16A.     Audit Committee Financial Expert............................62

   Item 16B.     Code of Ethics..............................................62

   Item 16C.     Principal Accountant Fees and Services......................62

   Item 16D.     Exemptions from the Listing Standards
                   for Audit Committees......................................63

   Item 16E.     Purchases of Equity Securities by the
                   Issuer and Affiliated Purchasers..........................63

Part III.....................................................................63

   Item 17.      Financial Statements........................................63

   Item 18.      Financial Statements........................................63

   Item 19.      Exhibits....................................................63

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

         o        changes in contingent liabilities;

         o        quality of management;

         o actions taken or omitted to be taken by third parties, including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

         o        availability, terms and deployment of capital.

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

Item 2.  Offer Statistics and Expected Timetable

         Not Applicable.

Item 3.  Key Information

A.       Selected Financial and Unaudited Other Data

         The following table sets forth selected financial and unaudited other data for the Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, for the periods and as of the dates indicated. The data set forth below are presented on a consolidated basis.

         The income statement and balance sheet data set forth below as of and for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the consolidated audited financial statements for the years ended December 31, 2003, 2002 and 2001 and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, as they are commonly known.


                                                                              As of, and for the Year Ended, December 31,

                                                    ------------------------------------------------------------------------
                                                        2003           2002           2001           2000            1999
                                                    -----------    -----------    ------------   ------------    -----------
Income Statement Data:                                               (in thousands, except per share data)
Revenues:
   Fees............................................. $  94,062      $ 105,419      $ 115,993      $ 149,351      $  153,307
   Commissions......................................    22,461         28,293         39,695         48,273          35,511
   Interest and Other...............................     2,279          3,570          5,028          5,680           4,501
                                                    ----------     ----------     ----------     ----------      ----------
                                                       118,802        137,282        160,716        203,304         193,319
                                                    ----------     ----------     ----------     ----------      ----------
Expenses:
   Employee Compensation and Benefits...............    22,942         26,337         28,246         38,546          37,385
   Fees Paid Out....................................     6,059          7,250          5,157         11,639          14,953
   Commissions, Clearance and Trading...............     4,811          5,919          7,376          8,353           6,936
   Research and Administration......................    14,429         14,358         13,516         14,523          13,775
   Marketing......................................       4,709          5,166          1,901         2,923           2,336
   Depreciation and Amortization....................     7,933          8,049          7,527          7,538           3,918
   Other Operating..................................     8,861          8,371          9,543          9,607          10,851
                                                    ----------     ----------     ----------     ----------      ----------
                                                        69,744         75,450         73,266         93,129          90,154
                                                    ----------     ----------     ----------     ----------      ----------
Income Before Taxes.................................    49,058         61,832         87,450        110,175         103,165
Provision for Taxes.................................     5,983          6,381          7,153         11,029           8,410
                                                    ----------     ----------     ----------     ----------      ----------
Net Income.......................................... $  43,075      $  55,451      $  80,297      $  99,146      $   94,755
                                                     =========      =========      =========      =========      ==========
Earnings Per Share:(1)
   Basic Earnings Per Share......................... $    0.97      $    1.27      $    1.85      $    2.37      $     2.37
                                                     =========      =========      =========      =========      ==========
   Diluted Earnings Per Share....................... $    0.95      $    1.21      $    1.71      $    2.18      $     2.21
                                                     =========      =========      =========      =========      ==========
Weighted Average Shares Used in Computation:
   Basic............................................    44,312         43,576         43,425         41,873          40,036
   Diluted..........................................    45,198         46,013         46,943         45,524          42,864
Balance Sheet Data:
Total Assets........................................ $ 141,008      $ 134,979      $ 143,278      $ 114,262      $   71,201
Total Liabilities................................... $  26,339      $  26,914      $  29,238      $  31,430      $   32,300
Shareholders' Equity................................ $ 114,669      $ 108,065      $ 114,040      $  82,832      $   38,901

Other Data (unaudited):                                               (in millions, except per share data)
Long-Term Debt................................       $    16.2      $    16.9      $    17.5      $    18.1      $     18.6
Cash Dividends Per Share......................       $    1.20      $    1.20      $    1.20      $    1.73      $     1.94
Assets Under Management.......................       $   8,561      $   7,655      $   9,171      $  10,324      $   12,255

--------------------------
(1) Common shares purchased by our employees and options granted to our employees are subject to vesting. For treatment of non-vested common shares, unvested options and vested unexercised options, see Note 4 of the notes to the consolidated financial statements contained herein.

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

         Our core investment management team currently consists of managers who have been with us for an average of approximately eight years. If a substantial number of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.

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

         o W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

         o W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 5% of their earnings in 2001 and on approximately 4% of their earnings in 2002, and expect to pay U.S. income tax on approximately 5% of their earnings in 2003, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

         We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 2001, 2002 and 2003. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart Asset Management (Europe), Ltd. and its subsidiaries, NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 8.2% for 2001 and 10.3% in 2002. We believe that the overall tax rate will not exceed 12.2% for 2003 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States.

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

         The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 2003 of Bermuda, but by virtue of their regulation in other jurisdictions and/or the nature of their clients, they are currently exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known, previously regulated by the Investment Management Regulatory Organisation Limited, or IMRO as it was commonly known, and W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Central Bank of Ireland. WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., are primarily regulated by the Netherlands Authority for the Financial Markets, commonly referred to as the AFM. W.P. Stewart & Co., Ltd. has also been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon certain obligations of the licensee.

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

         All shareholders of WPS II, Inc., our largest shareholder, owning approximately 43% of the common shares as of March 1, 2004, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Additionally, our directors and executive officers beneficially own approximately 14% of the common shares. Also, substantially all of our other employees own common shares. Furthermore, the majority of these shareholders (including WPS II, Inc.) will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws.

         Our bye-laws restrict shareholders' voting rights. You may not be able to vote all of the common shares that you own.

         Our bye-laws limit the voting power of natural persons to a maximum of 5% of all votes attributable to our outstanding shares and the voting power of entities and persons other than natural persons to a maximum of 9.5% of the votes attributable to our outstanding shares. For these purposes, voting power held by any person or entity is deemed to include voting power held or shared by that person or entity as part of a "group" (as defined in the Securities Exchange Act of 1934). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

         o        WPS II, Inc.;

         o Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering in December 2000; and

         o Certain persons, entities or groups that are designated by our board of directors.

         The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold. However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons or entities) of the total voting power. This voting limitation was put in place to reduce the likelihood that we will become a controlled foreign corporation for U.S. tax purposes. See Item 10 E under the caption "Additional Information - Taxation" for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.

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

         Under the Investment Advisers Act of 1940, as amended, or the Advisers Act as it is commonly known, a client's investment management agreement will terminate, unless the client elects otherwise, if the agreement is "assigned" by the investment adviser without the client's consent. An advisory agreement is considered to be assigned to another party when a "controlling block" of the adviser's voting securities is transferred. In our case, an assignment of the Stewart Group's asset management contracts may occur if, among other things, we sell or issue a certain number of additional common shares. We cannot be certain that our clients will consent to the assignment of investment advisory agreements or approve new agreements with the Stewart Group if a change of control occurs.

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

         As of December 31, 2003, there were 46,035,726 common shares issued and outstanding. Of these shares, 18,341,860 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

         In connection with our initial public offering, WPS II, Inc. agreed that it would retain at least 7,000,000 common shares until the expiration of its indemnity obligation relating to tax liabilities resulting from the merger with our U.S. predecessor. See Item 7 under the caption "Major Shareholders and Related Party Transactions." WPS II, Inc. currently beneficially owns 19,775,834 common shares.

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

Item 4.  Information on the Company

A.       History and Development of the Company

         The Stewart Group

         The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda with additional operations or affiliates in the United States, Europe and Asia, we managed approximately $8.6 billion in assets as of December 31, 2003. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 30% of our assets under management from non-U.S. clients as of December 31, 2003.

         Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses - large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 20.4% and 19.1%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2003, as compared with a return of 13.8% for the S&P 500 over the same period. Our compound annualized returns for the five and 10 years ended December 31, 2003, before fees, were 1.3% and 13.5%, respectively, as compared to -0.6% and 11.1%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2003, after fees, were 0.1% and 12.2%, respectively. Our return for the year ended December 31, 2003, before fees, was 19.8% as compared to a return of 28.7% for the S&P 500 during the same period. Our return for the year ended December 31, 2003, after fees, was 18.6%. See Item 4 B under the caption "Information on the Company - Business Overview."

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

         As the first step in the establishment of the Stewart Group's global business, Capital Managers Limited, a Bermuda company under common control with our U.S. predecessor company, was organized in 1996. As of October 30, 1998, W.P. Stewart & Co., Ltd. merged with Capital Managers Limited with W.P. Stewart & Co., Ltd. continuing as the surviving company. As a result of the Capital Managers Limited merger, W.P. Stewart & Co., Ltd. became the owner of Capital Managers Limited's subsidiaries, W.P. Stewart Securities Limited, W.P. Stewart Asset Management Ltd. and W.P. Stewart Fund Management Limited. As consideration in the merger, we issued 13,904,305 common shares to the Capital Managers Limited shareholders. Each of the Capital Managers Limited shareholders was either an employee, a retired employee or director of the Stewart Group or a trustee for the members of an employee's, or retired employee's, family or a member of an employee's family. Each shareholder of WPS II, Inc. is also a former shareholder of Capital Managers Limited.

         Global Expansion

         In 1999, we completed three acquisitions and established our London subsidiary. By these actions, we increased our access to a broader European clientele, enhanced our global research capability and improved our asset-gathering in Europe and North America.

         In 1999, we acquired from TPR & Partners N.V. and TPR Curacao N.V. 50% of the capital stock of TPRS Services N.V., a Curacao company that is engaged in the business of gathering assets for us. As consideration for the TPRS Services N.V. acquisition, we issued 1,152,000 common shares. On December 29, 2000, we consummated the acquisition of the remaining 50% of TPRS Services N.V. in exchange for 814,000 common shares.

         In 1999, we acquired from Stewart Notz Stucki Limited, an affiliate of the Notz Stucki group of companies, all of the outstanding capital stock of NS Money Management Ltd. NS Money Management Ltd. is an international investment adviser based in Bermuda that has approximately $174 million in assets under management. W.P. Stewart & Co., Ltd. serves as sub-adviser for all of NS Money Management Ltd.'s client accounts. We issued 898,831 common shares as consideration for the acquisition. We believe that the acquisition of NS Money Management Ltd. has enabled us to benefit from several long-term Notz Stucki advisory client relationships and has strengthened our 18-year relationship with the Notz Stucki group of companies. Headquartered in Geneva, Switzerland, the Notz Stucki group is an independent financial institution that specializes in the management of investments of private individuals on a discretionary basis. The Notz Stucki group of companies currently has approximately $10 billion in assets under administration.

         We acquired, in 1999, from First Long Island Holdings, LLC, 100% of the capital stock of First Long Island Investors, Inc., a significant symbiotic marketer for us. W.P. Stewart Asset Management (NA), Inc. (as the company is now known) is an asset-gathering firm based in Jericho, New York, and currently provides client servicing for the majority of our North American clients. We issued 1,200,000 common shares as consideration for this acquisition. Robert D. Rosenthal, a co-founder of First Long Island Investors, Inc., serves as a director of W.P. Stewart Asset Management (NA), Inc. To enhance our asset-gathering in North America, we entered into ongoing arrangements with First Long Island Investors, LLC, an entity under common ownership with First Long Island Holdings, LLC, under which First Long Island Investors, LLC continues to service W.P. Stewart Asset Management (NA), Inc.'s former clients and refers new clients to us. We believe that First Long Island Investors, LLC's expertise in asset-gathering allows us to accelerate growth of our new asset mandates while remaining focused on investment performance.

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

         In January 2000, W.P. Stewart & Co. (Europe), Ltd. commenced its investment management business in London. W.P. Stewart & Co. (Europe), Ltd., a wholly-owned subsidiary of W.P. Stewart & Co., Ltd., provides investment research and sub-advisory services to our two Bermuda investment advisory companies (W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd.). Our investment professionals in London developed a European portfolio for our clientele using the time-tested principles of our U.S. investment philosophy and approach. In 2002 Lisa Stewart, a founder of Bowen Asia Limited, our 40% unconsolidated affiliate in Hong Kong, and the daughter of William P. Stewart, assumed the responsibility for integrating our European and Asian investment teams to develop a single team responsible for all non-North-American research. We intend to continue to strengthen our London capabilities to advise on European and global portfolio products.

         These London initiatives will ensure that the research and investment management services offered by W.P. Stewart across all geographies are consistent in style and quality.

         On November 14, 2001, we acquired a controlling interest in TPR & Partners N.V., an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In the transaction, we initially acquired 9,000 of W.P. Stewart Asset Management (Europe), Ltd.'s 12,000 outstanding shares in exchange for 330,000 of our common shares. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. until June 30, 2006, at which time we have agreed to acquire those shares at a fair value price determined on that date. In addition, W.P. Stewart Asset Management (Europe), Ltd. currently provides client services for approximately $2.2 billion of our assets under management, and has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

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

         These elements have contributed to a 20.4% compound annual return before fees (19.1% after fees) for client accounts from January 1, 1975 to December 31, 2003.

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

         Competitive Strengths

         We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy over the past 29 years. Our experienced investment team consists of 22 investment analyst/portfolio managers with an average of approximately 18 years of experience in the industry. Eleven of our analyst/portfolio managers have worked at the Stewart Group for five years or longer. With nine offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

         Culture

         We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. All employee compensation is based solely on a percentage of the firm's annual operating profits; our policy is not to pay fixed salaries or to guarantee compensation. All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd., which have been accumulated through voluntary personal investments. As a policy, we do not issue shares to employees without consideration. We intend to continue our performance-based compensation practice and to reserve annually up to 1% of our outstanding common shares for purchase by our employees. Pursuant to our 2001 Employee Equity Incentive Plan, as amended, as of December 31, 2003, an aggregate of approximately 1,818,000 restricted share awards and option grants were outstanding or had been exercised, and 1,182,000 shares remained reserved for future grants and awards. All employee options and share purchases under such Plan have been, and will continue to be, subject to seven year vesting. It is our present intention to continue to make available common shares for purchase by our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees- Compensation."

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

         Long-Term Performance Record

         During the 29-year period from January 1, 1975 through December 31, 2003, we experienced a 20.4% compound annual return, before fees, and a 19.1% compound annual return, after fees, compared to a 13.8% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000, 2001 and 2002 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates. As a result of retained investment gains as well as the contribution of new funds by existing and new clients, our assets under management have grown at a compound annual rate of approximately 8% during the period from December 31, 1995 to December 31, 2003.

         Look Through Earning Power

         W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 29-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

         Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

         Investment Methodology

         Our investment professionals focus on one objective - providing our advisory clients with above-average investment returns over a long period of time, while accepting what we believe to be below-average risk. In making investments, the investment team focuses on a five-year investment horizon and does not engage in market timing. We believe that our investment research is distinguished by its intensity. Our analysts/portfolio managers do their own research on companies they select, and on many they do not select, and derive investment research information from a variety of sources, both external and internal. Our analysts visit these companies regularly, contact managements frequently, talk to competitors, customers and suppliers, and draw upon other diverse sources of information. While one analyst has the primary responsibility for each company (generally four to six companies per analyst), information is also gathered by other analysts and is shared among all investment professionals.

         Because we consider ourself a long-term investor, the investment professionals prepare detailed five-year projections for all investment prospects and investments. These forecasts and the related appraisal of fair current value for each company under review are used to determine what we believe to be the intrinsic value of that company and are a critical tool in developing a comprehensive and detailed evaluation of a company's business. This appraisal technique systematically examines numerous factors, such as the company's growth prospects, business and product line strength, management capabilities, financial resources and many others. The purpose of this appraisal technique is to evaluate the investment potential and to assess the related risks of companies under review. Our goal is to construct portfolios of great businesses, rather than portfolios of stocks. As a result, we consider each client's portfolio to be a quasi-holding company.

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

         Business Strategy

         Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 29-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

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

        Pursue Global Clientele

         We believe that our services and performance have been well-received by clients throughout the world and that there exists significant opportunity to expand our clientele internationally, especially in Europe. We believe that non-U.S. investors are generally under-invested in equity securities and will look to established professionals like the Stewart Group to invest their wealth. As part of our strategy to exploit this opportunity, our acquisition of NS Money Management Ltd., TPRS Services N.V. and TPR & Partners N.V., including its wholly owned subsidiary, TPR Curacao N.V. and our establishment of W.P. Stewart & Co. (Europe), Ltd. have increased our access to a broader Europe-based clientele, provided us with a Europe-based investment management team and formed the basis for our European client servicing and asset-gathering activities.

         Investment Management Team

Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We have 22 senior investment professionals and 15 associate portfolio managers who directly participate in the investment process. The following table identifies the senior investment professionals and summarizes their experience in the industry as of March 1, 2004:


                                                                                           Years in        Years with
                       Name                            Location                 Age        Industry          Company
------------------------------------------------       --------               --------     --------         --------
John A. Allison................................        Bermuda                  55            21                8

David A. Altman................................        New York                 46            22               10

Marilyn G. Breslow.............................        New York                 59            20               13

Ebrahim Busheri................................        New York                 38            14                2

Sang Chung.....................................        Hong Kong                34            11                0(1)

Christian Diebitsch............................        London                   40            13                0(2)

Arend E. Dikkers...............................        London                   46            20                1

Aadil Ebrahim..................................        Hong Kong                28            6                 0(3)

Samantha Epstein-Smith.........................        New York                 34            12                5

Alexander Farman-Farmaian......................        Bermuda                  38            15               15

Robert G. Gebhart..............................        New York                 32            10                1

Timothy A. Huff................................        London                   34            10                0(4)

Peter H. Jennison..............................        New York                 42            19               14

Robert Kahn....................................        New York                 71            44               29

Naomitsu Kimoto................................        Tokyo                    40            15                0(5)

Celina Lin.....................................        Hong Kong                44            14                9*

Keith Olson....................................        Hong Kong                45            21                1*

Harry W. Segalas...............................        New York                 43            21               13

Lisa M. Stewart................................        Hong Kong/London         46            21               10*

William P. Stewart.............................        Bermuda                  66            49               29

James T. Tierney...............................        New York                 37            16                4

Harfun Ven.....................................        Hong Kong                32            4                 4*

------------------
*      Includes years with Bowen Asia Limited.
(1)    Joined Bowen in September 2003.
(2)    Joined W.P. Stewart in January 2004.
(3)    Joined Bowen in July 2003.
(4)    Joined W.P. Stewart in February 2004.
(5)    Joined Bowen in January 2004.

         Historical Performance Record

         January 1, 1975-December 31, 2003 Performance

         We have achieved a 20.4% compound annual return before fees, and a 19.1% compound annual return after fees for the period from January 1, 1975 through December 31, 2003. This compares to a 13.8% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and 10 years ended December 31, 2003, before fees, were 1.3% and 13.5%, respectively, as compared to -0.6% and 11.1%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2003, after fees, were 0.1% and 12.2%, respectively. Our return for the year ended December 31, 2003, before fees, was 19.8% as compared to a return of 28.7% for the S&P 500 during the same period. Our return for the year ended December 31, 2003, after fees, was 18.6%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

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

         The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2003. See "Method of Performance Calculation" below.

                          Managed Accounts vs. S&P 500


                                [GRAPH]

Year                S&P 500          WPS Pre-Fee            WPS Post-Fee
----                -------          -----------            ------------
'74                     100                  100                     100
'75                     137                  165                     164
'76                     170                  217                     213
'77                     157                  251                     245
'78                     167                  284                     273
'79                     197                  377                     361
'80                     261                  504                     477
'81                     248                  558                     523
'82                     301                  764                     710
'83                     369                  980                     903
'84                     391                1,154                   1,052
'85                     515                1,720                   1,554
'86                     611                2,083                   1,863
'87                     642                2,266                   2,005
'88                     748                2,482                   2,170
'89                     986                3,377                   2,925
'90                     955                3,823                   3,266
'91                   1,247                5,892                   4,988
'92                   1,342                6,307                   5,274
'93                   1,477                6,177                   5,108
'94                   1,496                6,377                   5,212
'95                   2,059                8,592                   6,950
'96                   2,532               11,682                   9,352
'97                   3,377               15,444                  12,242
'98                   4,343               20,486                  16,074
'99                   5,256               22,901                  17,762
'00                   4,778               22,613                  17,318
'01                   4,210               21,296                  16,116
'02                 3,279.0               18,226                  13,610
'03                 4,220.0               21,838                  16,141


         Examination of Performance Record

         Our independent accountants, PricewaterhouseCoopers LLP, have performed an examination of our performance record for the period January 1, 1989 through December 31, 2003, including the five and ten year periods ended December 31, 2003.


         Method of Performance Calculation

         Account Inclusion. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2003 are referred to as the "composite" or the "managed accounts."

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

         S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2003 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P 500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2003 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

         Assets Under Management

         The following table shows assets under management during the period from January 1, 2001 through December 31, 2003. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT

                                                                                          Year Ended
                                                                                         December 31,
                                                                          -----------------------------------------
                                                                             2003            2002           2001
                                                                          ----------      ----------     ----------
                                                                                         (in millions)

Beginning Assets Under Management.................................        $    7,655       $  9,171         $10,324
                                                                          ==========       ========         =======

Ending Assets Under Management....................................        $    8,561       $  7,655        $  9,171
                                                                          ==========       ========        ========


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

                      NET FLOWS OF ASSETS UNDER MANAGEMENT

                                                                                          Year Ended
                                                                                         December 31,
                                                                          -----------------------------------------
                                                                              2003            2002           2001
                                                                          ----------      ----------     ----------

                                                                                         (in millions)
Existing Accounts:
   Contributions..................................................        $     844        $     932      $     862
   Withdrawals....................................................             (892)            (883)        (1,042)
                                                                          ----------       ----------     ---------
Net Flows of Existing Accounts....................................              (48)              49           (180)
Publicly Available Funds:
   Contributions..................................................              171              401            149
   Withdrawals....................................................             (167)            (242)           (88)
Direct Accounts Opened............................................              326              289            353
Direct Accounts Closed............................................             (618)            (472)          (593)
                                                                          ----------       ----------     ----------
Net New Flows.....................................................             (288)             (24)          (179)
                                                                          ----------       ----------     ----------
Net Flows of Assets Under Management..............................        $    (336)       $      25      $    (359)
                                                                          ==========       =========      ==========

         The following table shows client retention information for the last three years.

                                ACCOUNT RETENTION

                                                                                       Year Ended
                                                                                      December 31,
                                                                      -----------------------------------------
                                                                        2003             2002           2001
                                                                      ----------      ----------     ----------
Number of Accounts at Beginning of Period.....................          2,204           2,251           2,346
Number of Accounts Closed During Period.......................            250             200             249
Retention Rate................................................           88.7%           91.1%           89.4%

         Client Base

         Our client base is diverse. Approximately 60% of our assets under management, and 82% of our accounts, as of December 31, 2003, were associated with high net-worth individuals and their affiliates. As of December 31, 2003, approximately 30% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.

         The following tables show, as of December 31, 2003, 2002 and 2001, the amount of assets under management in direct relationship client accounts and in accounts referred to us by clients' consultants, and the number of accounts by relationship type.


                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE


                                                                                      As of December 31,
                                                                          -----------------------------------------
                                                                             2003            2002            2001
                                                                          ----------      ----------     ----------

                                                                                         (in millions)

Direct Relationship...............................................         $   7,766      $    6,972     $    8,334

Consultant Related................................................               795             683            837
                                                                          ----------      ----------     ----------

     Total........................................................         $   8,561      $    7,655     $    9,171
                                                                           =========      ==========     ==========


                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE

                                                                                      As of December 31,
                                                                         -----------------------------------------
                                                                            2003            2002           2001
                                                                         ----------      ----------     ----------

Direct Relationship...............................................            1,914           2,019          2,051

Consultant Related................................................              167             185            200
                                                                          ---------       ---------      ---------

     Total........................................................            2,081           2,204          2,251
                                                                          =========       =========      =========

         Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2003, 2002 and 2001 represented 37.2%, 37.4% and 36.4%, respectively, of our direct relationship accounts as of such dates.

         The following table shows our assets under management by client type.

                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE

                                                Assets Under Management as of                Number of Accounts as of
                                                      December 31, 2003                         December 31, 2003
                                           --------------------------------------      ------------------------------------
                                              U.S.         Non-U.S.        Total          U.S.        Non-U.S.       Total
                                           ---------     ----------      ---------     ---------     ---------     --------
                                                       (in millions)

  High Net-Worth Individual
       Relationships/Pooled Funds*......  $   3,099     $    2,036      $   5,135          1,534           165        1,699

  Foundations & Other
       Relationship Directed
       Institutional....................      2,644            175          2,819            266             4          270

  Other Institutional...................        269            338            607             55            57          112
                                          ---------     ----------      ---------      ---------     ---------     --------

       Total............................  $   6,012     $    2,549      $   8,561          1,855           226        2,081
                                          =========     ==========      =========      =========     =========     ========


* Pooled funds have been included in High Net-Worth Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.

         The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.


                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS

                                                                                       As of December 31,
                                                                          -----------------------------------------
                                                                             2003            2002             2001
                                                                          ----------      ----------     ----------
                                                                                         (in millions)
U.S. Clients......................................................        $     6,012     $     5,496     $    6,745

Non-U.S. Clients..................................................              2,549           2,159          2,426
                                                                          -----------     -----------     ----------

     Total........................................................        $     8,561     $     7,655     $    9,171
                                                                          ===========     ===========     ==========

         Investment Advisory Revenues

         Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our current standard fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% per annum of any account balance in excess of $25 million up to $100 million, plus 1.0% per annum of any account balance in excess of $100 million. Our standard fee arrangement is non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients' funds held on a long-term basis in fixed income investments (approximately $27 million at December 31, 2003) are subject to a 0.30% annual fee. Fees under our investment advisory contracts are billed and payable quarterly, in advance. The following table shows the average annualized gross management fee, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2003:

                                             Average Gross Management
                                            Fee as a Percent of Assets
                                                 Under Management
                                            --------------------------
                                                    Year Ended
Client Type                                      December 31, 2003
-----------                                 --------------------------

Institutional............................              1.16%

Non-Institutional........................              1.25%

U.S. Clients.............................              1.27%

Non-U.S. Clients.........................              1.07%

Overall Weighted Average.................              1.22%

         The average gross management fee was 1.22% for the year ended December 31, 2003. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million and $100 million are subject to lower fees.

         Currently, each of our investment advisory contracts names either W.P. Stewart & Co., Ltd. or W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, as the investment adviser. These entities have engaged and may engage in the future W.P. Stewart & Co., Inc., W.P. Stewart & Co. (Europe), Ltd. or Bowen Asia Limited to act as sub-adviser for certain accounts or mandates. Under written sub-advisory agreements, the sub-adviser is entitled to receive from the named investment advisory entity a fee which is comparable to fees charged by other unrelated advisers for similar mandates. W.P. Stewart & Co., Inc. is the investment adviser with respect to W.P. Stewart & Co. Growth Fund, Inc., a U.S. registered mutual fund sponsored by the Stewart Group. W.P. Stewart & Co. (Europe), Ltd. is the investment manager with respect to W.P. Stewart Funds plc and W.P. Stewart (Distributor) Funds plc, open-ended umbrella funds organized under the laws of Ireland.

         Geographic Area Data

         The Company's primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2003, 2002 and 2001 were as follows:


                                        Fee Revenue
                   ------------------------------------------------------
                        2003               2002                2001
                        ----               ----                ----
      U.S.         $   70,657,079      $   79,095,944     $   90,348,326
      Non-U.S.         23,405,259          26,322,834         25,644,745
                   --------------      --------------     --------------
      Total        $   94,062,338      $  105,418,778     $  115,993,071
                   ==============      ==============     ==============

         Collective Investment Funds

         Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2003, we also served as investment adviser to 40 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S. clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2003:

                       Jurisdiction of                          Assets Under
                      Formation of Fund                          Management
------------------------------------------------------------  ----------------
                                                                (in millions)

Netherlands Antilles........................................     $  686

Luxembourg..................................................        273

British Virgin Islands......................................        170

Austria.....................................................         79

United States...............................................         76

Austria.....................................................         76

British Virgin Islands......................................         50

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

         Regulation

         Our business and the investment management industry in general are subject to extensive regulation in Bermuda, the United States at both the federal and state levels, the United Kingdom, the Republic of Ireland and The Netherlands, as well as by various self-regulatory organizations, or SROs as they are commonly known, in these and other jurisdictions. A number of regulatory agencies of various jurisdictions are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in markets in those jurisdictions.

         In Bermuda, our investment business is subject to the jurisdiction of the Bermuda Monetary Authority. The Investment Business Act 2003 requires licensing of all persons carrying on investment business in or from Bermuda, unless there is an exemption available to that person under the Act. Our investment businesses are currently exempt from the licensing requirements of the Act due to the nature of our clientele and our regulation by the SEC.

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

         In the United Kingdom, the main regulatory body is the Financial Services Authority. During 2001, IMRO's regulatory function was subsumed into the Financial Services Authority, which became the sole UK regulatory body for the investment management business. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the Republic of Ireland, the Central Bank of Ireland is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. In The Netherlands, De Nederlandsche Bank N.V., known as the Dutch Central Bank, has historically been responsible for the regulation of fund management activities, such as the supervision of WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., the shares of which fund are traded on Euronext Amsterdam. Most of those responsibilities of the Dutch Central Bank have been transferred to the Netherlands Authority for the Financial Markets, formerly known as the Dutch Securities Board and commonly referred to as the AFM, as of September 1, 2002. W.P. Stewart & Co., Ltd. has also been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon certain obligations of the licensee, including compliance with the AFM's capital adequacy requirements. W.P. Stewart & Co., Ltd. currently satisfies these requirements.

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

         W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, and supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2003, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $7.6 million, or approximately $7.5 million in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001, including the money laundering prevention provisions thereof.

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

C.       Organization Structure

         The organizational chart set forth below shows our operating structure, our principal operating subsidiaries, the jurisdiction of incorporation of our subsidiaries and, in the case of subsidiaries that are not wholly-owned, the percentage of shares that we hold in those subsidiaries. We believe this operating structure positions us effectively to service our global clientele and pursue our global strategy.


                                              --------------------------
                                               W.P. Stewart & Co., Ltd.,
                                                  our Bermuda-based
                                                  investment adviser

                                              --------------------------
                                                           |
                                                           |
                                                           |
      ------------------------------------------------------------------------------------------------------------------------|
      |                |                |             |            |              |               |             |             |
      |                |                |             |            |              |               |             |      Approx.|
      |75%             |                |             |            |              |               |             |         40% |
--------------    ------------    ------------  -----------  ------------   --------------  -------------  -----------   -----------
W.P. Stewart         W.P.          NS Money        W.P.          W.P.           W.P.        W.P. Stewart      TPRS        Bowen
    Asset           Stewart &      Management    Stewart &      Stewart        Stewart          Asset        Services       Asia
  Management          Co.          Ltd., our    Co., Inc.,       Asset        Securities      Management     N.V., our   Limited,(1)
   (Europe),        (Europe),       Bermuda-      our New      Management    Limited, our    (NA), Inc.,     Curacao-       our
  Ltd.,(2) our      Ltd., our      based asset     York-        Ltd., our      Bermuda-          our        based asset     Hong
    Bermuda -       London-         manager       based        Bermuda-         based         New York-      gatherer       Kong-
    based            based                        research       based          broker-      based asset                    based
   umbrella        research                      affiliate      investment      dealer        gatherer                    research
  company for      affiliate                                    adviser                                                   affiliate
   European
asset gathering
---------------   ------------    ------------  -----------  ------------   --------------  -------------   -----------  -----------
      |                                                            |
      | (3)                                                        |
      |                                                            |
--------------                                               ------------
W.P. Stewart                                                      W.P.
   Asset                                                        Stewart
 Management                                                      Fund
(Europe) N.V.,                                                Management
    our                                                       Limited, our
Netherlands-                                                    Dublin-
 based asset                                                  based fund
  gatherer                                                     management
                                                                company
--------------                                               ------------

1. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it has an option to increase ownership to 50% or more beginning in June 2004.

2. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it will acquire the remaining 25% on June 30, 2006.

3.   Indirectly owned.

D.       Property, Plant and Equipment

         Our headquarters and certain of our executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton, Bermuda in a building owned by a joint venture between the Stewart Group and The Bank of Bermuda Limited and leased to us by the joint venture on arms-length commercial terms. We also lease offices in New York, New York; Portland, Maine; London, England; Curacao, Netherlands Antilles; Oegstgeest, The Netherlands; and, through a joint venture with Bowen Asia Limited, Tokyo, Japan. We believe our facilities have been well maintained, are in good operating condition, are adequate for our current operational requirements and could be replaced, if necessary, on acceptable terms.

Item 5.  Operating and Financial Review and Prospects

         Overview

         W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment counselor that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Additionally, significant components of our expenses are variable in nature and tend to partially offset fluctuations in revenue.

         Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance. As a result of this policy, revenues were negatively impacted during 2002, and continued to be negatively affected into the second quarter of 2003 due to a decline in assets under management in the first quarter of 2003. Assets under management increased after the first quarter of 2003; however, the increase in assets under management during the fourth quarter did not affect revenue until the first quarter of 2004.

         Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Therefore, commission revenue is also affected by market conditions.

         Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities and equity income relating to our investments in unconsolidated affiliates.

         We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles and retirement benefits ("adjusted operating profit"). We review, from time to time, the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense was approximately 24.8%, 24% and 21.5% of adjusted operating profit for the years ended December 31, 2003, 2002 and 2001, respectively. It is currently anticipated that compensation expense for the year ending December 31, 2004 will be approximately 24%.

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

         Commissions, clearance and trading expenses include fees incurred related to brokerage activities. These transaction-related costs vary directly with trading activity. Transaction costs are reviewed quarterly and are competitive.

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

         All of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.

A.       Operating Results

Year Ended December 31, 2003 as Compared to Year Ended December 31, 2002

          Assets Under Management

         Assets under management were approximately $8.6 billion at December 31, 2003, an increase of approximately $0.9 billion or 11.7% from approximately $7.7 billion at December 31, 2002. This reflected the strong investment performance of our clients' portfolios in 2003, especially in the second and fourth quarters of the year, partially offset by negative net flows of assets under management.

         The following table sets forth the total net flows of assets under management for the years ended December 31, 2003 and 2002, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                            Net Flows of Assets Under Management
                                      ( in millions )
                                                     Years Ended December 31,
                                                    --------------------------
                                                      2003              2002
                                                    ----------       ----------

        Existing Accounts:

           Contributions                            $      844       $      932

           Withdrawals                                    (892)            (883)
                                                    ----------       ----------

        Net Flows of Existing Accounts                     (48)              49
                                                    ----------       ----------

        Publicly Available Funds:

           Contributions                                   171              401

           Withdrawals                                    (167)            (242)

        Direct Accounts Opened                             326              289

        Direct Accounts Closed                            (618)            (472)
                                                    ----------       ----------

        Net New Flows                                     (288)             (24)
                                                    ----------       ----------

        Net Flows of Assets Under Management        $     (336)      $       25
                                                    ===========      ==========


         Revenues

         Revenues were $118.8 million for the year ended December 31, 2003, a decrease of $18.5 million or 13.5% from $137.3 million earned for the year ended December 31, 2002. The changes were due to an $11.4 million or 10.8% decrease in fee revenue, a $5.8 million or 20.6% decrease in commission revenue and a $1.3 million or 36.2% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.22% for the year ended December 31, 2003 as compared to 1.23% for the year ended December 31, 2002, due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in fee revenue was attributable to the decrease in assets under management during 2002 and the first quarter of 2003. Because we bill our fees quarterly, in advance, the strong fourth quarter increase in assets under management had no effect on our 2003 fee revenue. The decrease in commission revenue was primarily due to lower levels of trading volume during 2003 as compared with the higher levels of trading volume experienced in 2002. Interest and other revenues decreased primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during 2003 reflecting our use of cash for share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loans, reflecting lower average interest rates and substantial repayments of principal.

         Expenses

         Expenses, excluding income taxes, decreased approximately $5.7 million or 7.6% to $69.7 million for the year ended December 31, 2003 from $75.4 million in the prior year. The decrease was due to changes in operating expenses, including a decrease in variable expenses of $1.2 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease in commissions, clearance and trading of $1.1 million, which vary with account activity, and a decrease in employee compensation and benefits of $3.4 million due to a decrease in adjusted operating profit, on which that compensation is based. Additionally, marketing expenses decreased $0.5 million due to slightly lower costs and other operating expenses increased $0.5 million primarily due to generally higher costs relating to a variety of operating expenses and an increase in professional fees.

         Our income tax expense decreased $0.4 million to $6.0 million for the year ended December 31, 2003 from $6.4 million in the prior year. The effective tax rate was approximately 12.2% and 10.3% respectively. The increase in the effective tax rate was primarily due to the substantial decrease in the commission income of our Bermuda-based broker-dealer subsidiary and an increase in our U.S. effectively connected business income.

         Net Income

         Net income for the year ended December 31, 2003 decreased $12.4 million or 22.3% to $43.1 million from $55.5 million for the prior year as a result of the items described above.

Year Ended December 31, 2002 as Compared to Year Ended December 31, 2001

         Assets Under Management

         Assets under management were approximately $7.7 billion at December 31, 2002, a decrease of approximately $1.5 billion or 16.3% from approximately $9.2 billion at December 31, 2001. This reflected the negative investment results in our client's portfolios for 2002.

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


                            Net Flows of Assets Under Management
                                      ( in millions )
                                                    Years Ended December 31,
                                                   ---------------------------
                                                      2002              2001
                                                   ----------       ----------

        Existing Accounts:

           Contributions                           $      932       $      862

           Withdrawals                                   (883)          (1,042)
                                                   ----------       ----------

        Net Flows of Existing Accounts                     49             (180)
                                                   ----------       -----------

        Publicly Available Funds:

           Contributions                                  401              149

           Withdrawals                                   (242)             (88)

        Direct Accounts Opened                            289              353

        Direct Accounts Closed                           (472)            (593)
                                                   ----------       ----------

        Net New Flows                                     (24)            (179)
                                                   ----------       ----------

        Net Flows of Assets Under Management       $       25       $     (359)
                                                   ==========       ===========

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

         Expenses

          Expenses, excluding income taxes, increased $2.2 million or 3.0% to $75.5 million for the year ended December 31, 2002 from $73.3 million in the prior year. The increase was primarily due to a change in variable expenses, including an increase of $2.1 million in fees paid out to marketers, which are directly related to assets under management of referred accounts. (Included in the third quarter of 2001 was an adjustment to fees payable to marketers of $1.5 million.) This was partially offset by a decrease of $1.4 million in commissions, clearance and trading costs, which vary with account activity. Marketing expenses increased $3.3 million, which reflects our additional marketing and client servicing initiatives. Depreciation and amortization increased $0.5 million primarily due to an increase in the amortization of intangible assets. Research and administration expenses increased $0.8 million due to higher costs. Other operating expenses decreased $1.2 million, due to lower costs. Employee compensation and benefits decreased $1.9 million due to a decrease in adjusted operating profit combined with an increase in the compensation percentage for the year ended December 31, 2002 to approximately 24% of adjusted operating profit from approximately 21.5% for the year ended December 31, 2001.

         Our income tax expense decreased $0.8 million to $6.4 million for the year ended December 31, 2002 from $7.2 million in the prior year. The effective tax rate for 2002 was 10.3%, compared to 8.2% for 2001. This is the result of our anticipated 10% tax rate for both years with adjustments in our prior year's tax accruals, for each respective year, determined when our tax returns were finalized.

         Net Income

         Net income for the year ended December 31, 2002 decreased $24.8 million or 30.9% to $55.5 million from $80.3 million for the prior year as a result of the items described above.

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

B.       Liquidity and Capital Resources

          Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not in general require us to maintain significant capital balances. However, our advisory activities for clients in The Netherlands, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.

         We continually monitor and evaluate the adequacy of the capital maintained for those activities and have consistently maintained net capital in excess of the prescribed amounts. Historically, we have met our liquidity requirements with cash generated from our operations.

         In 1998, WPS Aviation Holdings LLC, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation financed the aircraft with 10-year, amortizing loans. During 1999, we paid $22.5 million under the purchase agreement, of which GECC provided $19.6 million under the loans. Shamrock Aviation, Inc. or an entity affiliated with Shamrock has operated the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

         On July 10, 2003, WPS Aviation entered into a 10-year amortizing loan agreement with GECC to continue to finance its obligations under the Challenger Purchase Agreement. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17.3 million at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8.6 million plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial).

         We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements.

         Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend essentially out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

         C. Research and Development, Patents and Licenses, etc.

         Not Applicable.

         D.  Trend Information

         The market conditions that depressed our performance in 2001 and 2002 largely continued into the first quarter of 2003. Therefore, due to our practice of billing quarterly in advance, revenues were negatively affected into the second quarter of 2003. After the first quarter of 2003, our assets under management increased due to positive performance, but this increase was partially offset by negative net flows. Positive performance in the last quarter of 2003 did not affect revenue until the first quarter of 2004.

         Although our performance results lagged the S&P 500 in 2003, we believe this is not uncommon in the early stages of an economic recovery. Our clients' portfolios withstood the bear market better than most and therefore experienced less of an upswing as compared to equities that saw a more significant loss of the prior few years. In the longer-term, for the three, five and ten-year periods ended December 31, 2003, our U.S. Equity Composite outperformed the S&P 500 on both a pre-fee and post-fee basis.

         Positive performance in the last three quarters of 2003 will figure into our financial results for 2004. We believe other factors may also have a favorable impact on our assets under management. We are cognizant of the potential effects on investor confidence and behavior that are inherent in the continuing threat posed by international terrorism, the fear of nuclear weapons proliferation, the ongoing conflicts in the Middle East and other pockets of unrest around the globe. We are also mindful that historically low interest rates must eventually increase, that rising energy prices can dampen economic recovery, that corporate scandals are not only ongoing but still emerging with some frequency and that the United States, our most important market, is in a presidential election year. All of these factors could lead to negative market results and, therefore, have a negative impact on our business. Nevertheless, the combination of low interest rates, low inflation, a strengthened stock trading environment and the impressive pace of economic recovery in the United States and many other parts of the world should auger well for our business. Moreover, while legislative, regulatory and self-regulatory responses to corporate scandals may have diverted the attention of corporations and consumed some of their resources, new corporate governance standards should enhance future investor confidence. Finally, the companies in our clients' portfolios share many of the following characteristics: strong cash flows, active share repurchase programs or dividend increases, market share increases gained during the recent recession, strong earnings growth and market valuations well off their peak levels. Indeed the current pace of earnings growth underlying our U.S. Equity Composite is in the 12% - 14% range, which we consider sustainable over the next few years. Throughout our history, the investment of our clients' funds in companies of such high quality has produced solid long-term results.

         E.   Off-Balance Sheet Arrangements

         We have no off-balance sheet arrangements.

         F.   Tabular Disclosure of Contractual Arrangements

         W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2003:

                             Contractual Obligations
                                  (in millions)
                                                                                        2009 -
                                            2004     2005 - 2006     2007 - 2008      Thereafter       Total
                                            ----     -----------     -----------      ----------       -----
   Long-Term Debt (1)                       $0.8         $1.6            $1.7            $12.9         $17.0
   Minimum Rental Commitments (2)           $2.9         $5.6            $3.7            $ 6.2         $18.4

(1) See Note 8 to the consolidated financial statements for additional information.
(2) See Note 16 to the consolidated financial statements for additional information.


                             Contingent Commitments
                                  (in millions)

                                                   Amount of Commitment Expiration Per Period
                                                                                      2009 -
                                      2004        2005 - 2006      2007 - 2008      Thereafter       Total
                                      ----        -----------      -----------      ----------       -----

   Commitments under letters of
   credit (3)                           -            $1.2               -              $0.7           $1.9

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


Name                                                            Position                              Position Held Since
---------------------------------------------------------------------------------------------------------------------------

William P. Stewart.................  Chairman, Chief Executive Officer and Director(1)                June 1998
John C. Russell....................  Deputy Chairman, Managing Director and Director(1)               June 1998
Richard C. Breeden.................  Director(2)(3)                                                   June 1998
Edgar H. Brunner...................  Director(4)                                                      June 1998
Angus S. King, Jr..................  Director(4)                                                      February 2004
Henry B. Smith.....................  Director(1)(3)                                                   June 1998
Heinrich Spangler..................  Director(2)(3)(4)                                                June 1998
Richard D. Spurling................  Director (2)(4)                                                  June 2002
John A. Allison....................  Deputy Managing Director                                         January 2001
Salim Chaar........................  Deputy Managing Director                                         September 2001
Mark A. Henderson..................  Deputy Managing Director                                         November 1998
Susan G. Leber.....................  Deputy Managing Director - Financial Operations                  March 2003
Rocco Macri........................  Deputy Managing Director - Chief Financial Officer               September 2001
Peter Jan P. Rubingh...............  Deputy Managing Director                                         January 2001
Frederick M. Ryan..................  Deputy Managing Director - Investor Relations                    September 2001
Charles G.R. Target................  Deputy Managing Director - International Development             June 1999
Debra Randall......................  Corporate Secretary                                              January 2001

---------------

(1)      Denotes member of the Executive Committee of the board of directors.
(2)      Denotes member of the Compensation Committee of the board of directors.
(3)      Denotes member of the Audit Committee of the board of directors.
(4) Denotes member of the Nominating and Corporate Governance Committee of the board of directors.


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

         John C. Russell serves as Deputy Chairman, Managing Director and a Director of W.P. Stewart & Co., Ltd. He joined the Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm's Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance and flavor company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.

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

         Angus S. King, Jr. became a Director of W.P. Stewart & Co., Ltd. in February 2004. Mr. King is currently Of Counsel to the law firm of Bernstein, Shur, Sawyer and Nelson and is affiliated with Leaders, LLC, a mergers and acquisitions firm, both groups being headquartered in Portland, Maine. Mr. King is also a Distinguished Lecturer at Bowdoin College in Brunswick, Maine. Mr. King served as the Governor of the State of Maine from 1995 to 2003. He was first elected as an independent in 1994 and was re-elected in 1998. Prior to this, Mr. King was in the private practice of law from 1975 until 1983 with the firm Smith, Loyd and King in Brunswick, Maine. From 1976 until 1993 Mr. King hosted and co-produced a variety of public affairs programming on Maine PBS stations. He was employed for six years as the Vice President and Chief Counsel in Portland, Maine for the Swift River-Hafslund Company. From 1989 to 1994 he served as the President of Northeast Energy Management, Inc., a company that he founded.

         Henry B. Smith has been a Director of W.P. Stewart & Co., Ltd. since June 1998. Until its acquisition by HSBC Holdings PLC in February 2004, Mr. Smith was Chief Executive Officer and a Director of The Bank of Bermuda, with which he has been employed in various capacities since 1973. He now holds the position of Executive Director of The Bank of Bermuda, with oversight responsibility for the integration of the Bank's businesses into the HSBC group.

         Heinrich Spangler has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 24 years, Mr. Spangler has served in various capacities, including managing partner, and presently serves as Spokesman of the Board of Management and Chief Executive Officer of Bankhaus Carl Spangler & Co. AG, the oldest private bank in Austria. Mr. Spangler also serves as Chairman of the Supervisory Board of Carl Spangler Kapitalanlageges. m.b.H., a private investment company located in Salzburg, Austria.

         Richard D. Spurling has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling is the Senior Partner at Appleby Spurling & Kempe, an international law firm with offices in Bermuda, London (UK) and Hong Kong, where he has practiced since 1977. Appleby Spurling & Kempe has announced that on April 1, 2004 it will unite business operations with Hunter & Hunter, a law firm with offices in the Cayman Islands and London; the combined group will be known as Appleby Spurling Hunter. Mr. Spurling obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited and BF&M Limited in Bermuda and a Trustee of the Bermuda Biological Station for Research, Inc. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.

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

         Salim Chaar has served as Deputy Managing Director of W.P. Stewart & Co., Ltd. since January 2004 and as Deputy Managing Director - Administration since September 2001. He joined W.P. Stewart from Bowen Capital Management, the company's Hong Kong-based research and sub-advisory affiliate, where he served as its Managing Director, and a member of the board of directors of its parent company, Bowen Asia Limited, since March 2000. Mr. Chaar began his career with Banque Indosuez in Paris in 1976, and worked in various management capacities for Indosuez in the Middle East and in Asia until 1993, including Chief Operating Officer and then Managing Director of Indosuez Investment Services in Hong Kong from 1988 to 1992. Mr. Chaar was based in Paris from 1993 to 1997, as President and Chief Operating Officer of Union Financiere de France Banque, an asset management, brokerage and insurance subsidiary of Indosuez listed on the French stock exchange. He left Banque Indosuez in 1997, and joined the Belgian group Generale de Banque, where he was appointed Chief Executive Officer of Grand Generale Asset Management Ltd.

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

         Debra Randall has served as Corporate Secretary of W.P. Stewart & Co., Ltd. since January 2001. Ms. Randall, a graduate of the Institute of Chartered Secretaries and Administrators, has more than 13 years' experience in the legal and corporate services sector.

         Charles Target is the son-in-law of William P. Stewart. There are no other family relationships between any directors and executive officers.

        B. Compensation

         The aggregate compensation paid or accrued in 2003 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $4.7 million.

         We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. In 2000, we implemented a Bermuda pension plan and in 2001 a plan was created in the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2003 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $250,069.

         W.P. Stewart & Co., Ltd. has agreed to pay each of Messrs. Breeden, Brunner, King, Smith, Spangler and Spurling (the "non-executive directors") $20,000 per annum for his services on the board of directors. Also during 2003, in consideration for Mr. Breeden's services as Chairman of the Audit Committee, he received additional directors fees of $10,000 and Messrs. Smith and Spangler each received additional fees of $5,000 for serving as members of the Audit Committee.

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

         Compensation Committee. The Compensation Committee of the board of directors is composed of Messrs. Breeden, Spangler and Spurling. The Compensation Committee is responsible for, among other things, making recommendations to the board of directors as to our compensation philosophy; overseeing the development of compensation programs; evaluating the performance of senior management and determining compensation levels for senior management; making recommendations to the board of directors concerning non-senior management compensation, incentive compensation plans and equity-based plans; and overseeing implementation of, and compliance with, incentive compensation plans and equity based plans.

         Audit Committee. The Audit Committee of the board of directors is composed of Messrs. Breeden, Smith and Spangler. The Audit Committee is responsible for, among other things, reviewing the structure of our internal controls, including internal audit; the annual appointment of the external auditors, including the approval of audit engagement fees and terms; considering the independence of the external auditor; approving audit and non-audit engagements with the external auditor; reviewing the annual audit plan; reviewing our audited and unaudited financial statements; reviewing disclosures made in connection with certifications provided by management for our annual report on Form 20-F; reviewing compliance with regulatory requirements; reviewing compliance with polices and practices involving ethics, conflicts and other such matters; establishing procedures for submission and treatment of complaints regarding accounting, internal controls and auditing matters; and reviewing the above activities of subsidiary companies. The Audit Committee meets and reports to the board of directors no less than once per quarter.

         Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the board of directors is composed of Messrs. King, Spangler and Spurling and Dr. Brunner. This committee is responsible for, among other things, recommending to the board of directors the desirable size of the board or any committee thereof; developing criteria for board members and evaluating potential candidates against such criteria; reviewing and responding to nominations for board membership; identifying and recommending to the board candidates for board membership; developing and recommending to the board a set of corporate governance principles; monitoring compliance with our corporate governance principles and code of ethics; developing and recommending to the board standards in determining whether a board member is independent; and establishing procedures to oversee the annual evaluation of the board and management.

         We have not entered into any contracts with directors for benefits upon termination of service.

         Our Board of Directors has adopted Corporate Governance Guidelines as well as charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee which comply with the recently-adopted corporate governance rules of the New York Stock Exchange. We intend to make a copy of the Corporate Governance Guidelines and each of these charters available on our website at www.wpstewart.com prior to the earlier of our next annual general meeting of shareholders or October 31, 2004. A copy of such documents will also be made available to our shareholders upon request by contacting our Deputy Managing Director--Investor Relations by phone at (441) 295-8585, by fax at (441) 296-8357 or by e-mail at IRINFO@wpstewart.com.

D.       Employees

         At December 31, 2001, 2002 and 2003, we employed 105, 110 and 105 persons, respectively. We consider our relations with our employees to be good.

E.       Share Ownership

         The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers:


                                                          Number of Common
                           Name                             Shares Owned                Percentage
         ------------------------------------------    ------------------------       ----------------
         William P. Stewart (1)                             4,182,711                      9.08%

         John C. Russell (2)                                  463,231                      1.01%

         John A. Allison (3)                                  517,258                      1.12%

         Peter Jan P. Rubingh (4)                             730,419                      1.59%

         All other Directors and Executive
         Officers as a group (5)                              564,494                        *


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

(5) Includes 36,858 shares that may be purchased upon exercise of currently exercisable options.

         Our directors and executive officers currently own options to purchase an aggregate of 358,428 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date. 297,428 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. An additional 45,000, 6,000 and 10,000 of these options were granted on May 1, 2002, August 20, 2002 and October 3, 2002 at exercise prices of $28.42, $22.10 and $16.58, respectively, for an aggregate of 61,000 options. These options will expire on May 1, 2009, August 20, 2009 and October 3, 2009, respectively.

         W.P. Stewart & Co., Ltd. periodically sells common shares to its employees and those of its affiliates at fair value for cash and/or installment notes. The installment notes are full recourse, bear interest at 8.5% or 10% per annum and are collateralized by the shares purchased. The principal amount of each note is payable in 28 quarterly installments, subject to mandatory payment in full upon termination of employment. Shares vest in 28 equal quarterly installments. Unvested shares are, and vested shares may be, repurchased from the employee upon termination. Different, but substantially equivalent, terms may apply in respect of individuals employed in certain countries outside Bermuda and the United States.

         W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended

         We operate a share option and restricted share plan, the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended, to promote the interests of W.P. Stewart & Co., Ltd. and its shareholders by aiding us and our affiliates in attracting and retaining employees and directors capable of assuring our future success, by offering such persons incentives to put forth maximum efforts for the success of our business, and by affording such persons an opportunity to acquire a proprietary interest in our Company.

         The plan was adopted by our board of directors and became effective on July 24, 2001, and was approved by our shareholders at the annual general meeting on May 3, 2002. The plan was amended on January 25, 2002 and May 12, 2003. Our board of directors may further amend, alter, suspend, discontinue or terminate the plan at any time, except that no alteration or amendment will be effective without shareholder approval if absent such approval:

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

         The shares available for awards under the plan will be authorized but unissued shares of W.P. Stewart & Co., Ltd. or shares that will have been previously reacquired by a subsidiary of ours. As originally adopted, the plan provided for a maximum of 1,500,000 shares available for granting awards. The amendment in January 2002 increased this number by 1,000,000 shares. The amendment in May 2003 additionally increased this number by 500,000 shares.

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

         o determine whether, to what extent and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable by W.P. Stewart & Co., Ltd. with respect to an award under the plan shall be deferred either automatically or at the election of the holder thereof or the committee;

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

Item 7.  Major Shareholders and Related Party Transactions

A.       Major Shareholders

         The following table presents information regarding the beneficial ownership of our common shares as of March 1, 2004 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

Name                                 Number                     Percentage
------------------------    --------------------------    ----------------------
WPS II, Inc.                      19,775,834                       43.0%


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

         As of March 1, 2003, we had 188 shareholders of record, of which 144, owning approximately 98% of our common shares, were U.S. persons.

         B. Related Party Transactions

         In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our executive officers, and our directors have entered into loan agreements with, and signed promissory notes to, us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such share purchases, Messrs. Russell, Chaar, Henderson, Macri, Ryan and Target and Ms. Leber have outstanding loans pursuant to loan agreements with, and signed promissory notes to, the Stewart Group. Each of these loans accrues interest at a rate of either 8.5% or 10% per annum. Pursuant to Section 402 of the Sarbanes-Oxley Act of 2002, there have been no material changes to these loans nor have there been any new loans made subsequent to July 30, 2002 to any directors or executive officers.

         The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2003 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2003 for each of the above-named directors and executive officers.

                                                            Largest Amount
                                                          Outstanding During
                                Amount Outstanding          the Year Ended
              Name            as of December 31, 2003     December 31, 2003
-------------------------    -------------------------    -------------------

John C. Russell                      $  394,816                $  495,446

Richard C. Breeden                            0                    43,607

Henry B. Smith                                0                    68,214

Salim Chaar                             608,929                   726,786

Mark A. Henderson                       448,000                   568,000

Rocco Macri                             555,191                   744,691

Frederick M. Ryan                       433,409                   599,333

Charles G.R. Target                      86,006                   446,250

Susan G. Leber                          338,488                   445,024


         The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $162,477 for the year ended December 31, 2003. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

         W.P. Stewart & Co., Ltd. owns approximately 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Deputy Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable beginning in June 2004 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to payments in connection with our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $859,333 for the year ended December 31, 2003. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $7,600 for the year ended December 31, 2003.

         Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr. Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. Fees to Shamrock Aviation, Inc., reflected in research and administration expenses, amounted to $2,311,783 for the year ended December 31, 2003. We entered into agreements pursuant to which Shamrock Aviation, Inc. or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include $2,584,769 for the year ended December 31, 2003. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

         W.P. Stewart Fund Management Limited serves as the investment manager to an Irish fund solely managed by WPS Investissements S.A., a Swiss investment management firm. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a son of Mr. William P. Stewart. The Stewart Group has no ownership interest in either the Irish fund or WPS Investissements S.A. W.P. Stewart Fund Management Limited collected and remitted to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $25,405 for the year ended December 31, 2003. In addition, we pay to WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $12,995 for the year ended December 31, 2003. We believe that the payments made to WPS Investissements S.A. are as favorable as those we would pay to an unaffiliated party in a similar transaction.

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

         The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is Heinrich Spangler, one of our directors, fees for solicitation services. These fees amounted to $988,184 for the year ended December 31, 2003.

         Certain directors of W.P. Stewart & Co., Ltd. serve as directors of funds from which we have received investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $5,765,255 for the year ended December 31, 2003.

         The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture, incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors is Executive Director. Included in receivables from affiliates, net, is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd. its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.

         The Company leases its office space in The Netherlands from Duinzigt I, a company owned by the former principals of TPR & Partners N.V., including one of our Deputy Managing Directors. Total rent expense for the year ended December 31, 2003 was $155,581.

         Appleby, Spurling & Kempe, a law firm of which Richard D. Spurling, one of our directors, is a partner, and its affiliate A.S & K. Services Ltd. provide legal and corporate administrative and secretarial services to the Company. Fees for such services amounted to $50,339 for the year ended December 31, 2003.

         Included in investments available for sale at December 31, 2003 is an amount of $833,958, which is an investment in a fund managed by W.P. Stewart Fund Management Limited, an indirect wholly-owned subsidiary of W.P. Stewart & Co., Ltd.

         Included in operating expenses for the year ended December 31, 2003 are contributions in the amount of $222,450 paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

         C. Interests of Experts and Counsel

         Not Applicable.

Item 8.  Financial Information

         A. Consolidated Statement and Other Financial Information

         See pages F-1 to F-24.

         We currently have no pending litigation of a material nature. We note, however, that, although we have not yet been officially served, we have been made aware that Logicom Inclusive, Inc. has filed a complaint against us relating to an alleged copyright infringement of software programs. We do not believe that any such claim is merited, and we therefore do not believe this claim, if pursued, will have a material adverse effect on our financial condition or results of operations.

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

         We have a policy of declaring quarterly dividends on the common shares. We expect that the amount of those dividends will be determined as approximately $1.20 per annum. We paid a dividend of $0.30 per share in January 2004 and currently anticipate similar dividends in April, July and October of this year. However, the declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

B.       Significant Changes

         Not Applicable

Item 9.  The Offer and Listing

         Not Applicable, except for Items 9.A.4 and 9.C.

         Trading Markets

         Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. Prior to December 8, 2000, there was no established market for our common shares. On March 11, 2004, the last reported sale price for our common shares on the New York Stock Exchange was $19.13 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange. Certain historical market price data is set forth below, with certain prices for 2000 and 2001 rounded to the nearest hundredth of a dollar.

                                                 New York Stock Exchange
                                            ----------------------------------
Period                                           High               Low
----------------------------------------    ---------------    ---------------
Annual

         2000                                    $27.12            $22.69

         2001                                    $29.62            $18.01

         2002                                    $31.73            $14.35

         2003                                    $22.58            $14.94

Quarter

         First Quarter 2002                      $31.73            $25.25

         Second Quarter 2002                     $30.40            $24.60

         Third Quarter 2002                      $25.44            $14.35

         Fourth Quarter 2002                     $21.02            $14.85

         First Quarter 2003                      $20.55            $14.94

         Second Quarter 2003                     $22.50            $16.69

         Third Quarter 2003                      $25.57            $18.91

                                              New York Stock Exchange
                                            ----------------------------------
Period                                           High               Low
----------------------------------------    ---------------    ---------------


         Fourth Quarter 2003                     $22.58            $20.05

Month

         September 2003                          $21.65            $19.54

         October 2003                            $22.58            $20.91

         November 2003                           $21.59            $20.05

         December 2003                           $21.55            $20.05

         January 2004                            $23.55            $19.77

         February 2004                           $20.46            $19.05

         March 1 - 11, 2004                      $19.98            $18.90

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

         Directors' Interests

         Pursuant to the terms of clause 96 of our bye-laws, a director shall not generally vote at a meeting of the board of directors or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest unless such interest arises only because the situation falls within one or more of the following:

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

         Subject to the provisions set forth below and any other special rights or restrictions as to voting for the time being attached to any class of shares by or in accordance with our bye-laws, at any general meeting on a poll vote, every shareholder who is present in person or by proxy shall have one vote for every common share of which such person is the holder. Most matters to be approved by holders of common shares require approval by a simple majority vote of the common shares represented at the shareholders' meeting. A resolution passed by the holders of a majority of the issued common shares either in person or by proxy at a general meeting is required to approve an amalgamation with another company. Shareholders do not have cumulative voting rights. Shareholders have the power to elect directors, appoint auditors and make changes in the amount of authorized share capital of W.P. Stewart & Co., Ltd. The current maximum number of directors is 10; however seven directors were elected at the most recent annual general meeting of shareholders and one director was appointed in February 2004 to fill a vacancy. All directors are elected at each annual general meeting, except that the board of directors may fill interim vacancies (including the vacancies caused by the difference between the maximum and actual numbers of directors) between general meetings.

         Our bye-laws limit the voting power of natural persons to a maximum of 5% of all votes attributable to our outstanding shares and the voting power of entities and persons other than natural persons to a maximum of 9.5% of the votes attributable to our outstanding shares. For these purposes, voting power held by any person or entity is deemed to include power held or shared by that person or entity as part of a "group" (as defined in the Securities Exchange Act of 1934). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

         o        WPS II, Inc.;

         o Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering; and

         o Additional persons, entities or groups that are designated by our board of directors.

         The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold. However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons or entities) of the total voting power. This voting limitation was put in place to reduce the likelihood of our becoming a controlled foreign corporation for U.S. tax purposes. See Item 3 D under the caption "Risk Factors - Our U.S. tax status could be challenged..." and Item 10 E under the caption "Taxation - United States - Controlled Foreign Corporation Rules" for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.

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

         The quorum required for a meeting of shareholders is generally at least two shareholders present in person or by proxy representing not less than one-third in nominal value of the total issued common shares. Shareholders' meetings are convened upon advance notice of at least 14 days.

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

         Disclosure of Share Holdings

         Our bye-laws do not require shareholders to disclose their shareholdings except to our board of directors.

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

         W.P. Stewart & Co., Ltd. exchanged 1,152,000 of its shares for 50% of the issued and outstanding capital stock of TPRS Services N.V. pursuant to a share exchange agreement dated as of May 19, 1999 with TPR & Partners N.V. and TPR Curacao N.V. On December 29, 2000, W.P. Stewart & Co., Ltd. exchanged 814,000 of its shares for the remaining 50% of the issued and outstanding shares of TPRS Services N.V. pursuant to a share exchange agreement with TPR & Partners N.V. The parties also entered into a stock restriction agreement under which, if certain performance criteria are not met by TPRS Services N.V., W.P. Stewart & Co., Ltd. may repurchase up to 20% of the 814,000 shares, for US$0.001 per share, on July 1, 2004. The agreement imposes certain restriction on transfers of shares by TPR & Partners N.V. and its permitted assigns.

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

         Pursuant to a share exchange agreement with TPR Holding B.V. dated as of November 14, 2001, W.P. Stewart and Co., Ltd. exchanged 330,000 of its shares for 75% of the outstanding shares of W.P. Stewart Asset Management (Europe), Ltd., which in turn indirectly owns all of the shares of W.P. Stewart Asset Management (Europe) N.V. (formerly TPR & Partners N.V.). The parties also entered into a deferred share exchange agreement as of November 14, 2001 pursuant to which W.P. Stewart & Co., Ltd. agreed to acquire the remaining shares of W.P. Stewart Asset Management (Europe), Ltd. as of June 30, 2006 at a fair value price determined on that date and payable in shares of W.P. Stewart & Co., Ltd.

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

         In general, U.S. holders will include dividends in income, in accordance with their method of accounting, as ordinary income. Assuming the common shares are held as a capital asset, gain or loss on a subsequent sale or other taxable disposition of the stock will be a capital gain or loss, which will be long-term if such stock is held for more than one year. At least a portion of any dividend will constitute foreign source dividend income, which may be relevant for a U.S. holder's foreign tax credit limit computation.

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

         Backup Withholding. A U.S. holder of common shares may, under certain circumstances, be subject to "backup withholding" at the rate of 28% with respect to dividends paid on the common shares or the proceeds of sale, exchange or redemption of common shares unless such U.S. holder:

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

         Accordingly, because W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd., if more than 25% of their gross income were deemed connected with the United States, will be subject to the branch profits tax, we do not believe that non-U.S. holders will be subject to the 30% withholding tax.

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

         I. Subsidiary Information

         Not Applicable

Item 11. Qualitative and Quantitative Disclosures About Market Risk

          The following discusses our exposure to market risk related to foreign currency exchange rates, interest rates and equity prices. We do not utilize or hold derivative financial instruments to hedge against such risks.

Foreign Currency Exchange Rate Risk

         Although we have significant foreign-based operations, the majority of our transactions are denominated in U.S. dollars. We do, however, have various operations where transactions are denominated in foreign currencies and are subject to market risk with respect to fluctuations in the relative values of currencies. We have international operations in Europe, Asia and the Netherlands Antilles and conduct transactions in the local currency of each location. Therefore, our operating results may be affected by changes in the values of those currencies. Historically, our exposure to fluctuations in the relative values of currencies has been limited because substantially all of our assets are denominated in U.S. dollars, and those assets which are not denominated in U.S. dollars have generally been denominated in historically stable currencies. The impact to our cash and cash equivalents balances has therefore not been material. Currency transaction gains or losses, derived on monetary assets and liabilities stated in a currency other than our functional currency, are recognized in current operations and have not been significant to our operating results in any period. To date, we have not entered into any foreign exchange hedges or other derivative financial instruments. We will continue to evaluate our exposure to foreign currency exchange rate risk on a regular basis.

Interest Rate Risk

         Our exposure to market risk for changes in interest rates relates primarily to our investment in municipal bonds and our long-term debt. We have invested excess cash in municipal securities, with varying fixed interest rates and maturity dates. Fixed rate securities may have their fair market values adversely impacted due to a rise in interest rates.

         The table below provides information about our available for sale securities that are sensitive to changes in interest rates as of December 31, 2003. The table presents the principal amounts and related weighted average interest rates by year of maturity. It should be noted that the securities listed below consist of municipal bonds, some of which may be called prior to the scheduled maturity dates.


                                                               By Scheduled Maturity Date
                                                                      (in millions)
                                                                                                            Fair
                                 2004      2005      2006      2007      2008     Thereafter     Total      Value
                                 ----      ----      ----      ----      ----     ----------     -----      -----
     Available for sale
       securities:
         Fixed Rate             $4.2      $0.8      $0.2      $0.3      $0.1          $2.4       $8.0        $8.4
         Weighted average
           interest rate         3.04%     5.58%     8.13%     6.51%     6.40%         7.08%

         As of December 31, 2003, we had one long-term debt instrument with a principal amount of $17.0 million. This loan bears interest at a rate equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). Due to the variable interest rate of this loan, should interest rates rise, the results of our operations may be impacted by the additional costs of carrying this long-term debt. The table below presents the details of this loan as of December 31, 2003.


                                                               By Scheduled Maturity Date
                                                                      (in millions)
                                                                                                           Fair
                               2004      2005      2006      2007      2008     Thereafter     Total       Value
                               ----      ----      ----      ----      ----     ----------     -----       -----
   Long term debt:
     Variable rate            $0.8      $0.8      $0.8      $0.8      $0.9        $12.9        $17.0        $17.0
      Average interest rate    3.25%     3.25%     3.25%     3.25%     3.25%        3.26%


Equity Price Risk

         The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events, which we cannot control. These events could result in a decrease in the overall value or amount of assets that we manage and on which we earn our fees.

         We have exposure to equity price risks since we earn most of our revenues from asset management contracts with clients pursuant to which clients pay us an asset management fee equal to a percentage of the market value of the assets we manage. As a result, if securities prices fluctuate, the market value of the assets may fluctuate, and our revenues and profitability may fluctuate as well. All other factors being equal, if securities prices fall, the value of our clients' portfolios, and our revenues, would fall as well. In addition, if securities prices fall, securities may become less attractive investments as compared to other investments. Clients have the right to remove their assets from our management at any time, and may be more likely to do so when securities prices decrease. In that case, the amount of assets we manage may decrease, and our revenues and net income may fall as well.

Item 12. Description of Securities Other Than Equity Securities

         Not Applicable.

                                    Part II.

Item 13. Default, Dividend Arrearages and Delinquencies

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

         Not Applicable.

Item 15. Controls and Procedures

         Under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and our Deputy Managing Director--Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2003. Based upon that evaluation, the Chairman and Chief Executive Officer and the Deputy Managing Director--Chief Financial Officer concluded that, as of December 31, 2003, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

         There were no significant changes made in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation.

Item 16A. Audit Committee Financial Expert

         Our Board of Directors has determined that at least one member of the Audit Committee, Richard C. Breeden, qualifies as a financial expert as that term is defined by the Securities and Exchange Commission. Mr. Breeden's business experience is described under Item 6 A "Directors, Senior Management and Employees--Directors and Senior Management."

Item 16B. Code of Ethics

         We have adopted a Code of Business Conduct and Ethics which applies to all of our directors, executive officers and other employees. A copy of this Code of Business Conduct and Ethics has been posted and is available on our website at www.wpstewart.com. A copy of this Code will also be made available to our shareholders upon request by contacting our Deputy Managing Director--Investor Relations by phone at (441) 295-8585, by fax at (441) 296-8357 or by e-mail at IRINFO@wpstewart.com.

         We intend to disclose any amendment (other than technical, administrative or other non-substantive amendments) or waiver to our Code of Business Conduct and Ethics on our website, www.wpstewart.com, within five business days of such amendment or waiver if the amendment or waiver applies to our Chief Executive Officer, Deputy Managing Director--Chief Financial Officer or Deputy Managing Director--Financial Operations.

Item 16C. Principal Accountant Fees and Services

         Audit Fees

         The aggregate fees billed by PricewaterhouseCoopers LLP, our independent accounts, for the audit of our financial statements and other services provided in connection with statutory and regulatory filings were $553,104 and $572,222 for fiscal years ended December 31, 2003 and 2002, respectively.

         Audit-Related Fees

         The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services related to the performance of an audit or review of our financial statements were $16,000 and $28,500 for fiscal years ended December 31, 2003 and 2002, respectively. Audit-related fees are for the examination of the performance of the W.P. Stewart U.S. Equity Composite.

         Tax Fees

         The aggregate fees billed by PricewaterhouseCoopers LLP for services related to tax compliance, tax advice and tax planning were $254,076 and $391,117 for fiscal years ended December 31, 2003 and 2002, respectively. Tax fees are fees in respect of tax return preparation, consultation on tax matters and other tax planning and advice.

         All Other Fees

         The aggregate fees billed by PricewaterehouseCoopers LLP for all services other than those described above were $27,764 and $34,951 for fiscal years ended December 31, 2003 and 2002, respectively. These fees were primarily for pension plan and retirement plan consulting services.

          All of the audit-related, tax and other fees described above were pre-approved by the Audit Committee. The Audit Committee, or a designated member thereof, pre-approves each audit and non-audit service rendered by our external auditor. The following are "prohibited non-auditing services": (i) bookkeeping or other services related to the accounting records or financial statements of W.P. Stewart & Co., Ltd.; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, providing fairness opinions or preparing contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management functions or human resources; (vii) broker or dealer, investment adviser or investment banking services; (viii) legal services and expert services unrelated to the audit; and
(ix) any other service that the Public Company Accounting Oversight Board prohibits through regulation. The services discussed in clauses (i) through (v) are permitted provided the Audit Committee reasonably concludes that the results of such services will not be subject to audit procedures during an audit.

         Notwithstanding the foregoing, pre-approval is not necessary for minor permitted non-audit services if: (i) the aggregate amount of all such non-audit services provided constitutes not more than five percent of the total amount of revenues paid by W.P. Stewart & Co., Ltd. to its auditor during the fiscal year in which the non-audit services are provided; (ii) such services were not recognized at the time of the engagement to be non-audit services; and (iii) such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit by the Audit Committee or by one or more members of the Audit Committee to whom authority to grant such approvals has been delegated by the Audit Committee.


Item 16D. Exemptions from the Listing Standards for Audit Committees

         Not Applicable

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

         Not Applicable

                                    Part III.

Item 17. Financial Statements

         See pages F-1 through F-24, incorporated herein by reference.

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

4.8# Deferred Share Exchange Agreement, dated as of November 14, 2001, among W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management (Europe), Ltd. and TPR Holding B.V.
8.1         Subsidiaries of the Registrant
12.1 Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2 Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1        Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
            Section 906 of the
            Sarbanes-Oxley Act of 2002
13.2        Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
            Section 906 of the
            Sarbanes-Oxley Act of 2002
14.1        Consent of PricewaterhouseCoopers LLP

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

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form 8-A/A (011-16245).

*** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420).

**** Previously filed on March 30, 2001 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

# Previously filed on March 29, 2002 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

Index To Consolidated
Financial Statements
                                                                        Page
Consolidated Financial Statements as of, and for the three years ended December 31, 2003, 2002 and 2001
Report of Independent Accountants                                       F-2
Consolidated Statements of Financial Condition                          F-3
Consolidated Statements of Operations                                   F-4
Consolidated Statements of Changes in Shareholders' Equity              F-5
Consolidated Statements of Cash Flows                                   F-6
Notes to the Consolidated Financial Statements                      F-7 to F-24

                         Report of Independent Auditors

To the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.

         In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders' equity and of cash flows appearing on pages F-3 through F-24 present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the "Company") at December 31, 2003, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP





New York, New York

February 27, 2004

                            W.P. Stewart & Co., Ltd.
                 Consolidated Statements of Financial Condition
                        December 31, 2003, 2002 and 2001


                  Assets:

                                                    2003             2002             2001
                                               -------------    -------------    -------------

  Cash and cash equivalents                    $  36,824,614    $  34,426,192    $  62,302,344
  Fees receivable                                  1,895,426        2,634,631        2,952,580
  Receivable from broker-dealer                      395,617          866,462          582,091
  Investments in unconsolidated
    affiliates (net of accumulated
    amortization of $247,116, $164,744
    and $82,372 for 2003, 2002 and
    2001, respectively)                            3,855,406        3,983,259        3,979,317
  Receivables from affiliates, net                   903,029          684,810          666,192
  Investments, available for sale
    (cost $9,469,688, $8,892,529
    [primarily municipal securities]
    and $1,012,400 for 2003, 2002
    and 2001, respectively)                        9,291,201        8,769,788          879,116
  Investment in aircraft (net of
    accumulated depreciation of $17,442,551,
    $15,437,634 and $12,633,445 for 2003,
    2002 and 2001, respectively)                   5,008,924        7,013,841        9,818,030
  Goodwill                                         5,631,797        5,631,797        5,631,797
  Intangible assets (net of accumulated
    amortization of $13,572,643,
    $8,590,080 and $4,464,891 for 2003,
    2002 and 2001, respectively)                  69,160,735       60,669,624       44,299,495
  Furniture, equipment and leasehold
    improvements (net of accumulated
    depreciation and amortization
    of $4,264,880, $3,401,457 and $2,361,376
    for 2003, 2002 and 2001, respectively)         3,320,096        4,089,795        4,789,744
  Interest receivable on shareholders' notes         146,158          297,006          317,292
  Income taxes receivable                          1,510,692        3,214,280        4,071,171
  Other assets                                     3,064,215        2,697,322        2,988,942
                                               -------------    -------------    -------------

                                               $ 141,007,910    $ 134,978,807    $ 143,278,111
                                               =============    =============    =============

                  Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                $  16,968,114    $  17,511,376    $  18,098,337
  Employee compensation and benefits payable       1,075,306        1,016,970          983,824
  Fees payable                                       678,937        1,103,030          878,334
  Income taxes payable                                    --               --        1,078,713
  Professional fees payable                        3,280,871        2,606,981        3,127,077
  Dividends payable                                       --               --            8,528
  Accrued expenses and other liabilities           3,919,361        4,510,103        4,997,670
                                               -------------    -------------    -------------
                                                  25,922,589       26,748,460       29,172,483
                                               -------------    -------------    -------------


Minority Interest                                    416,731          165,132           65,639
                                               -------------    -------------    -------------

Shareholders' Equity:
  Common shares, $0.001 par value
    (125,000,000 shares authorized
    46,035,726, 46,179,822 and
    47,831,864 shares issued and
    outstanding for 2003, 2002
    and 2001, respectively)                           46,036           46,180           47,832
  Additional paid-in-capital                      80,419,304       78,673,127      105,472,859
  Contingently returnable shares
    (162,800, 975,766 and 1,788,732
    shares for 2003, 2002
    and 2001, respectively)                       (3,623,928)     (14,263,158)     (24,902,377)
  Accumulated other comprehensive income             573,284           34,576         (471,369)
  Retained earnings                               45,217,876       57,129,989       57,007,661
                                               -------------    -------------    -------------
                                                 122,632,572      121,620,714      137,154,606

Less: notes receivable for common shares          (7,963,982)     (13,555,499)     (23,114,617)
                                               -------------    -------------    -------------

                                                 114,668,590      108,065,215      114,039,989
                                               -------------    -------------    -------------

                                               $ 141,007,910    $ 134,978,807    $ 143,278,111
                                               =============    =============    =============

       The accompanying notes are an integral part of these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                      Consolidated Statements of Operations
              For the Years Ended December 31, 2003, 2002 and 2001




                                                2003           2002           2001
                                            ------------   ------------   ------------
     Revenue:
       Fees                                 $ 94,062,338   $105,418,778   $115,993,071
       Commissions                            22,461,350     28,293,063     39,695,130
       Interest and other                      2,278,783      3,569,988      5,027,579
                                            ------------   ------------   ------------

                                             118,802,471    137,281,829    160,715,780
                                            ------------   ------------   ------------


     Expenses:
       Employee compensation and benefits     22,941,582     26,336,544     28,245,788
       Fees paid out                           6,058,705      7,250,443      5,156,489
       Commissions, clearance and trading      4,810,992      5,919,022      7,376,148
       Research and administration            14,429,008     14,358,071     13,515,984
       Marketing                               4,709,203      5,166,360      1,901,284
       Depreciation and amortization           7,933,277      8,048,637      7,527,195
       Other operating                         8,861,154      8,370,546      9,543,228
                                            ------------   ------------   ------------
                                              69,743,921     75,449,623     73,266,116
                                            ------------   ------------   ------------

     Income before taxes                      49,058,550     61,832,206     87,449,664

     Provision for taxes                       5,983,267      6,381,199      7,152,803
                                            ------------   ------------   ------------

     Net income                             $ 43,075,283   $ 55,451,007   $ 80,296,861
                                            ============   ============   ============

     Earnings per share:

     Basic earnings per share               $       0.97   $       1.27   $       1.85
                                            ============   ============   ============

     Diluted earnings per share             $       0.95   $       1.21   $       1.71
                                            ============   ============   ============


       The accompanying notes are an integral part of these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
            Consolidated Statement of Changes in Shareholders' Equity
              For the Years Ended December 31, 2003, 2002 and 2001



                                                                                              Accumulated
                                           Common Shares          Additional  Contingently       Other
                                         ----------------------    Paid-In     Returnable    Comprehensive
                                           Shares       Amount     Capital       Shares          Income
                                         -----------  --------- ------------- ------------   -------------

   Balance @ December 31, 2000           47,912,112     47,912   101,482,513   (35,541,596)    217,413

     Issuance of
       common shares,
       @ $0.001 par value
       Acquisitions                         330,000        330     8,051,670
       Cash                                 134,000        134     2,210,866
       Notes receivable                     826,017        826    12,761,656

     Contingently returnable
       shares, no longer
       subject to repurchase                                       7,164,364    10,639,219

     Repurchase and
      cancellation of common
      shares, @ $0.001 par value         (1,357,545)    (1,357)  (26,145,340)

     Cancellation of common
      shares, @ $0.001
       par value                            (12,720)       (13)      (87,099)

     Non-cash compensation                                            34,229

     Net income

     Dividends

     Other comprehensive income                                                               (688,782)

     Proceeds from notes
       receivable
       for common shares
                                         -----------  --------- ------------- ------------- -----------

   Balance @ December 31, 2001           47,831,864     47,832   105,472,859   (24,902,377)   (471,369)

     Issuance of common shares,
      @ $0.001 par value
       Cash                                  39,333         39       684,208
       Notes receivable                      54,666         55       960,083

     Contingently returnable
      shares, no longer
      subject to repurchase                                        8,587,499    10,639,219

     Repurchase and cancellation
      of common shares,
      @ $0.001 par value                 (1,595,720)    (1,596)  (35,188,930)

     Cancellation of common
      shares, @ $0.001
      par value                            (150,321)      (150)   (2,281,509)

     Non-cash compensation                                           438,917

     Net income

     Dividends

     Other comprehensive income                                                                505,945

     Proceeds from notes
       receivable for
       common shares
                                         -----------  --------- ------------- ------------- -----------

   Balance @ December 31, 2002           46,179,822   $ 46,180  $ 78,673,127  $(14,263,158)  $  34,576

     Issuance of common shares,
      @ $0.001 par value
       Cash                                  47,273         47       971,654
       Notes receivable                      20,750         21       335,299

     Contingently returnable
      shares, no longer
      subject to repurchase                                        2,919,052    10,261,580

     Repurchase and cancellation
      of common shares,
      @ $0.001 par value                    (85,312)       (85)   (1,189,609)

     Cancellation of common
      shares, @ $0.001
      par value                            (126,807)      (127)   (1,671,852)      377,650

     Non-cash compensation                                           381,633

     Net income

     Dividends

     Other comprehensive income                                                                538,708

     Proceeds from notes
      receivable
      for common shares
                                         -----------  --------- ------------- ------------- -----------
   Balance @ December 31, 2003           46,035,726   $ 46,036  $ 80,419,304  $ (3,623,928) $  573,284
                                         ===========  ========= ============= ============= ===========


                                            Retained        Notes
                                            Earnings      Receivable          Total
                                          ------------  -------------   --------------
   Balance @ December 31, 2000              31,630,834    (15,005,458)      82,831,618

     Issuance of
       common shares,
       @ $0.001 par value
       Acquisitions                                                          8,052,000
       Cash                                                                  2,211,000
       Notes receivable                                   (12,762,482)               -

     Contingently returnable
       shares, no longer
       subject to repurchase                                                17,803,583

     Repurchase and
      cancellation of common
      shares, @ $0.001 par value                                           (26,146,697)

     Cancellation of common
      shares, @ $0.001
       par value                                               87,112                -

     Non-cash compensation                                                      34,229

     Net income                             80,296,861                      80,296,861

     Dividends                             (54,920,034)                    (54,920,034)

     Other comprehensive income                                               (688,782)

     Proceeds from notes
       receivable
       for common shares                                    4,566,211        4,566,211
                                          ------------- --------------   --------------

   Balance @ December 31, 2001              57,007,661    (23,114,617)     114,039,989

     Issuance of common shares,
      @ $0.001 par value
       Cash                                                                    684,247
       Notes receivable                                      (960,138)               -

     Contingently returnable
      shares, no longer
      subject to repurchase                                                 19,226,718

     Repurchase and cancellation
      of common shares,
      @ $0.001 par value                                                   (35,190,526)

     Cancellation of common
      shares, @ $0.001
      par value                                             2,281,659                -

     Non-cash compensation                                                     438,917

     Net income                             55,451,007                      55,451,007

     Dividends                             (55,328,679)                    (55,328,679)

     Other comprehensive income                                                505,945

     Proceeds from notes
       receivable for
       common shares                                        8,237,597        8,237,597
                                          ------------- --------------   --------------

   Balance @ December 31, 2002            $ 57,129,989   $(13,555,499)   $ 108,065,215

     Issuance of common shares,
      @ $0.001 par value
       Cash                                                                    971,701
       Notes receivable                                      (335,320)               -

     Contingently returnable
      shares, no longer
      subject to repurchase                                                 13,180,632

     Repurchase and cancellation
      of common shares,
      @ $0.001 par value                                                    (1,189,694)

     Cancellation of common
      shares, @ $0.001
      par value                                             1,294,329                -

     Non-cash compensation                                                     381,633

     Net income                             43,075,283                      43,075,283

     Dividends                             (54,987,396)                    (54,987,396)

     Other comprehensive income                                                538,708

     Proceeds from notes
      receivable
      for common shares                                     4,632,508        4,632,508
                                          ------------- --------------   --------------
   Balance @ December 31, 2003            $ 45,217,876   $ (7,963,982)    $114,668,590
                                          ============= ==============   ==============


       The accompanying notes are an integral part of these consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                     Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2003, 2002 and 2001

                                                                    2003           2002             2001
                                                                ------------    ------------    ------------
Cash flows from operating activities:
  Net income                                                    $ 43,075,283    $ 55,451,007    $ 80,296,861
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities          (219,790)          8,522        (525,354)
      Amortization of bond premium                                   262,527          43,807              --
      Depreciation and amortization                                7,933,277       8,048,637       7,527,195
      Equity in income of unconsolidated affiliates                   45,481         (86,314)       (412,391)
      Non-cash compensation                                          381,633         438,917          34,229
      Minority interest                                              251,599          99,493           8,905
  Changes in operating assets and liabilities:
      Fees receivable                                                739,205         317,949         324,819
      Receivable from broker-dealer                                  470,845        (284,371)      1,023,429
      Receivables from affiliates, net                              (218,219)        (18,618)      1,095,666
      Income taxes receivable                                      1,703,588         856,891      (3,645,444)
      Interest receivable on shareholders' notes                     150,848          20,286          48,738
      Other assets                                                  (366,893)        291,620        (239,588)
      Employee compensation and benefits payable                      58,336          33,146         535,851
      Fees payable                                                  (424,093)        224,696      (1,383,257)
      Income taxes payable                                                --      (1,078,713)       (245,304)
      Professional fees payable                                      673,890        (520,096)       (321,255)
      Accrued expenses and other liabilities                        (590,742)       (487,567)     (1,449,486)
                                                                ------------    ------------    ------------

               Net cash provided by operating activities          53,926,775      63,359,292      82,673,614
                                                                ------------    ------------    ------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities              4,004,790         991,478       1,115,064
  Purchase of available for sale securities                       (4,567,763)     (8,880,128)     (1,009,100)
  Cash dividends paid on shares subject to repurchase               (293,040)     (1,268,600)     (2,244,159)
  Cash acquired in purchase acquisition                                   --              --         136,620
  Purchase of furniture, equipment and leasehold improvements        (93,729)       (336,938)       (171,540)
                                                                ------------    ------------    ------------

               Net cash (used for) investing activities             (949,742)     (9,494,188)     (2,173,115)
                                                                ------------    ------------    ------------

Cash flows (used for) financing activities:
  Payments on loans payable                                         (543,262)       (586,961)       (547,889)
  Proceeds from issuance of common shares                            971,701         684,247       2,211,000
  Repurchase of common shares                                     (1,189,694)    (35,190,526)    (26,146,697)
  Proceeds from notes receivable for common shares                 4,632,508       8,237,597       4,566,211
  Dividends to shareholders                                      (54,987,396)    (55,337,207)    (54,922,149)
                                                                ------------    ------------    ------------

               Net cash (used for) financing activities          (51,116,143)    (82,192,850)    (74,839,524)

Effect of exchange rate changes in cash                              537,532         451,594        (123,051)
                                                                ------------    ------------    ------------

Net increase in cash and cash equivalents                          2,398,422     (27,876,152)      5,537,924

 Cash and cash equivalents, beginning of year                     34,426,192      62,302,344      56,764,420
                                                                ------------    ------------    ------------

 Cash and cash equivalents, end of year                         $ 36,824,614    $ 34,426,192    $ 62,302,344
                                                                ============    ============    ============


Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                     $  4,516,783    $  6,800,811    $ 11,044,418
                                                                ============    ============    ============

               Interest                                         $    998,364    $  1,231,937    $  1,271,010
                                                                ============    ============    ============

    Supplemental Schedule of Non-Cash Investing and Financing Activities:
    In 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $6,978,188, respectively. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares (see Note 2). In addition, as discussed in Note 2, in 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $9,328,636, respectively.
    Also, as discussed in Note 2, in 2001, 20% of the shares originally issued in connection with our acquisitons of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,001,591, $5,342,400 and $8,459,592, respectively.

    On November 14, 2001, as discussed in Note 2, in connection with our acquisition of a controlling interest in W.P. Stewart Asset Management (Europe), Ltd. the Company issued 330,000 common shares which were recorded with a fair value of $8,052,000.

    As discussed in Note 10, the Company issued common shares for notes receivable for the years ended December 31, 2003, 2002 and 2001, in the amounts of $335,320, $960,138 and $12,762,482, respectively, and cancelled outstanding notes of $1,294,329, $2,281,659 and $87,112 for the years ended December 31, 2003, 2002 and 2001, respectively.

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


NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2003, 2002 and 2001, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The background and organization of the entities presented in the Company's consolidated financial statements are set out below.

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

W.P. Stewart Fund Management Limited ("WPS Dublin"), a wholly-owned subsidiary of WPSAM, which was incorporated in Ireland on January 27, 1997. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is the manager of W.P. Stewart Funds plc, W.P. Stewart (Distributor) Funds plc and W.P. Stewart Global Fund plc, umbrella-type open-ended investment companies regulated by the Central Bank of Ireland.

W.P. Stewart & Co., Inc. ("WPSI"), formerly WPS III, Inc., which was incorporated in Delaware on May 15, 1998 and became a wholly-owned subsidiary of WPS & Co., Ltd. on June 30, 1998. WPSI is a registered investment adviser under the U.S. Investment Advisers Act of 1940. Its principal business is to provide investment research and sub-advisory services to the Company.

W.P. Stewart & Co. (Europe), Ltd. ("WPS Europe") formerly W.P. Stewart Global Management, Ltd., a wholly-owned subsidiary of the Company which was formed on September 14, 1998 in the United Kingdom under the laws of England and Wales, as a private limited company. WPS Europe is authorized and regulated by the Financial Services Authority ("FSA") and previously was regulated by the Investment Management Regulatory Organisation Limited ("IMRO"). Its principal business is to provide investment research and sub-advisory services to the Company.

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

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares cease to be subject to repurchase, the contra-equity account is relieved and any difference between the initial issue price and the then current fair value of the shares is charged or credited to additional paid-in capital, and the purchase price is adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase are recorded as a reduction of shareholders' equity.

On January 1, 2003, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares from NSMM. Accordingly, the shareholders' equity account contingently returnable shares, was relieved of $377,650, which represents the initial issue price of the shares.

The following table shows information for each acquisition as of and for the year ended December 31, 2003.

                                                                    Cash
                                                                  Dividends
                                                                   Paid on
                   Aggregate     Shares Not      Contingently    Contingently      Purchase       Intangible
                   Number of     Subject to      Returnable      Returnable         Price         Amortization
Acquisition          Shares      Repurchase         Shares         Shares         Allocation      for the Year
-----------       ----------     ----------     -----------     ------------     ------------    -------------
TPRS                1,966,000      1,803,200          162,800        $293,040      $39,269,688     $ 2,285,037
NSMM                  863,831        863,831               --              --       17,042,406         953,839
FLII                1,200,000      1,200,000               --              --       23,703,088       1,536,279
                    ---------      ---------   --------------   -------------     ------------     -----------
                    4,029,831      3,867,031          162,800        $293,040      $80,015,182     $4,775,155
                    =========      =========   ==============   =============     ============     ===========



The following table shows information for each acquisition as of and for the year ended December 31, 2002.

                                                                    Cash
                                                                  Dividends
                                                                   Paid on
                   Aggregate     Shares Not     Contingently     Contingently      Purchase       Intangible
                   Number of     Subject to      Returnable      Returnable         Price        Amortization
Acquisition         Shares       Repurchase         Shares         Shares         Allocation      For the Year
-----------        ---------      ----------        --------        ---------    ------------     -----------
TPRS               1,966,000       1,410,000         556,000         $764,881     $31,998,460     $ 1,815,314
NSMM                 898,831         719,065         179,766          215,719      14,708,762         807,986
FLII               1,200,000         960,000         240,000          288,000      19,834,288       1,294,479
                   ---------      ----------        --------       ----------    ------------     -----------
                   4,064,831       3,089,065         975,766       $1,268,600     $66,541,510     $3,917,779
                   =========      ==========        ========       ==========    ============     ===========


The following table shows information for each acquisition as of and for the year ended December 31, 2001.

                                                                    Cash
                                                                  Dividends
                                                                   Paid on
                  Aggregate      Shares Not     Contingently    Contingently       Purchase        Intangible
                   Number of     Subject to      Returnable      Returnable         Price         Amortization
Acquisition        Shares        Repurchase         Shares         Shares         Allocation      For the Year
-----------        ---------      ----------      ----------      ----------    ------------      ------------
TPRS               1,966,000       1,016,800         949,200      $ 1,236,720     $21,904,944       $ 1,224,254
NSMM                 898,831         539,299         359,532          431,439      10,254,161           545,951
FLII               1,200,000         720,000         480,000          576,000      13,887,088           944,644
                   ---------      ----------      ----------      -----------    ------------      ------------
                   4,064,831       2,276,099       1,788,732      $ 2,244,159     $46,046,193       $2,714,849
                   =========      ==========      ==========      ===========    ============       ==========


On November 14, 2001, the Company acquired a controlling interest in TPR & Partners N.V. ("TPR"), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company which is named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM Europe"), will serve as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of WPSAM Europe until June 30, 2006, at which time the Company will acquire those shares at a fair value price determined on that date. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. For the year ended December 31, 2003 there were no changes in the carrying value of goodwill.

NOTE 3:  ACCOUNTING POLICIES

These consolidated financial statements are presented in conformity with accounting principles generally accepted in the U.S. The functional currency for the Company and its affiliates is the U.S. dollar with the exceptions of WPS Europe and WPSAM Europe for which the Pound Sterling and the Euro, respectively, are the functional currencies.

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

Foreign Currency Translation
The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The U.S. dollar effect that arises from translating the net assets of WPS Europe and WPSAM Europe is recorded in "accumulated other comprehensive income", a separate component of shareholders' equity.

Intangible Assets and Goodwill
Intangible assets arising from the Company's business acquisitions (see Note 2) are amortized on a straight-line basis over periods of five to 20 years. The carrying value of the intangibles acquired is reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives. Where the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss will be recognized. The loss will be the difference between the fair value of the asset and the carrying value of the asset.

Goodwill from the Company's acquisition of TPR (see Note 2) is accounted for pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill is not amortized but is tested annually for impairment.

Earnings Per Share
Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options and vested unexercised options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options and vested unexercised options issued to employees of the Company or its affiliates using the treasury stock method.

Share-Based Compensation
Effective January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The adoption of SFAS No. 123 did not have a material effect on the Company's results of operations or financial position.

Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

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

New Accounting Pronouncements
In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN No. 45"). FIN No. 45 specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. The recognition and measurement provisions of the interpretation apply prospectively to guarantees issued after December 31, 2002. The Company adopted the disclosure provisions of FIN No. 45 effective January 1, 2003. The adoption of the recognition and measurement provisions did not have a material impact on the Company's results of operations or financial position.

NOTE 4: EARNINGS PER SHARE


                                                      2003          2002          2001
                                                 -----------   -----------   -----------
Basic Earnings Per Share:
Net income                                       $43,075,283   $55,451,007   $80,296,861
                                                 ===========   ===========   ===========
Weighted average basic shares outstanding         44,311,905    43,575,633    43,424,732
                                                 -----------   -----------   -----------
Net income per share                             $      0.97   $      1.27   $      1.85
                                                 ===========   ===========   ===========

Diluted Earnings Per Share:
Net income                                       $43,075,283   $55,451,007   $80,296,861
                                                 ===========   ===========   ===========
Weighted average basic shares outstanding         44,311,905    43,575,633    43,424,732
Add:  Unvested shares, contingently returnable
       shares, unvested options and vested
       unexercised options                           886,060     2,437,739     3,517,959
                                                 -----------   -----------   -----------

Weighted average diluted shares outstanding       45,197,965    46,013,372    46,942,691
                                                 -----------   -----------   -----------
Net income per share                             $      0.95   $      1.21   $      1.71
                                                 ===========   ===========   ===========


Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options and vested unexercised options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options and vested unexercised options issued to employees of the Company or its affiliates using the treasury stock method.

On December 31, 2003, 2002 and 2001, respectively, 46,035,726, 46,179,822 and
47,831,864 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 13) and dividends on these shares; 1,212,254, 1,988,415 and 2,764,620 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2003, 2002 and 2001, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".



                                                  2003            2002            2001
                                              ------------    ------------    ------------
Net income                                    $ 43,075,283    $ 55,451,007    $ 80,296,861
Other comprehensive income, net of tax
     Reclassification adjustment for
        realized gains/(losses) on
        available for sale securities
        included in interest and other             (72,251)        133,284        (432,447)
     Unrealized gains/(losses) on available
        for sale securities                         73,427         (78,933)       (133,284)
     Foreign currency translation
        adjustment                                 537,532         451,594        (123,051)
                                              ------------    ------------    ------------
Comprehensive income                          $ 43,613,991    $ 55,956,952    $ 79,608,079
                                              ============    ============    ============




NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                        2003         2002         2001
                                     ----------   ----------   ----------
Investment in Bowen Asia Limited     $2,624,008   $2,826,185   $2,897,703
Investment in Kirk Management Ltd.    1,231,398    1,157,074    1,081,614
                                     ----------   ----------   ----------
Total                                $3,855,406   $3,983,259   $3,979,317
                                     ==========   ==========   ==========


At December 31, 2003, the Company owned approximately 40% of Bowen Asia Limited ("Bowen").

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. Kirk Management Ltd. owns Trinity Hall, a building located in Hamilton, Bermuda, which is leased by the Company from the joint venture and serves as the Company's headquarters.



NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $2,311,783, $2,000,796 and $2,018,897 for the years ended December 31, 2003, 2002 and 2001, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company (see Note 8).

The Company has entered into agreements pursuant to which either Shamrock or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company (see Note 8). These costs, reflected in research and administration expenses, include $2,584,769, $2,855,298 and $2,415,044 for the years ended December 31, 2003, 2002 and 2001, respectively.

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

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $162,477, $144,619 and $131,471 for the years ended December 31, 2003, 2002 and 2001, respectively. These amounts are based upon the actual space utilized in each of those years.

WPS Dublin serves as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company has no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collects and remits to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $25,405, $31,871 and $44,558 for the years ended December 31, 2003, 2002 and 2001, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $12,995, $16,425 and $27,622 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory and research services. Such costs amounted to $859,333, $665,319 and $533,681 for the years ended December 31, 2003, 2002 and 2001, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2003, 2002 and 2001 were $7,600, $26,117 and $27,004, respectively.

Prior to our acquisition of a controlling interest in TPR, the Company paid TPR, a principal owner of which is currently an executive officer of the Company, fees for marketing services. These fees amounted to $459,313 for the year ended December 31, 2001.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $988,184, $631,756 and $167,749 for the years ended December 31, 2003, 2002 and
2001, respectively.

The Company pays Appleby, Spurling & Kempe and A.S. & K. Services Ltd., a partner of which in June 2002 became a director of the Company, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $50,339 and $29,648 for the years ended December 31, 2003 and 2002, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $5,765,255, $5,743,933 and $4,906,228 for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of the Company's directors is the Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $180,000 for each of the years ended December 31, 2003, 2002 and 2001.

Included in receivables from affiliates, net, at December 31, 2003, 2002 and 2001 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at December 31, 2003, 2002 and 2001 are amounts of $833,958, $681,073 and $866,716, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the years ended December 31, 2003 and 2002 is rent expense in the amount of $155,581 and $135,274 which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N. V., one of whom is an executive officer of the Company.

Included in other operating expenses for the year ended December 31, 2003 are contributions in the amount of $222,450 paid to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation.


NOTE 8: LONG-TERM DEBT

On December 16, 1998, WPS Aviation assumed from Shamrock Aviation, all the rights and obligations of a purchase agreement ("Challenger Purchase Agreement") dated July 8, 1998, relating to the purchase of a Challenger aircraft. On December 17, 1998, WPS Aviation entered into a 10-year, amortizing loan agreement with General Electric Capital Corporation ("GECC") to finance the obligations of the Challenger Purchase Agreement. The loan was for the principal sum of $17,340,000 at a fixed interest rate of 6.87% to be paid in 120 monthly installments of principal and interest of $133,326 and a final installment of $11,621,076. The first monthly periodic installment was due and paid on January 17, 1999 with installments due and payable on the same day of each succeeding month.

On February 10, 1999, WPS Aviation entered into an additional 10-year, amortizing loan agreement with GECC for the principal sum of $757,382 at a fixed interest rate of 6.89% to be paid in an initial installment of $1,015 and 118 monthly installments of principal and interest of $5,869 and a final installment of $507,635. The first monthly periodic installment was paid on March 17, 1999 with installments due and payable on the same day of each succeeding month.

On March 30, 1999, WPS Aviation entered into an additional 10-year, amortizing loan agreement with GECC for the principal sum of $1,522,618 at a fixed interest rate of 7.35% to be paid in an initial installment of $5,285 and 116 monthly installments of principal and interest of $12,380 and a final installment of $1,021,114. The first monthly periodic installment was paid on May 17, 1999 with installments due and payable on the same day of each succeeding month.

On July 10, 2003, WPS Aviation entered into a 10-year amortizing loan agreement with GECC to continue to finance its obligations under the Challenger Purchase Agreement. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one-month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

Future principal payments on the loan as of December 31, 2003 are as follows:


2004                                     $ 765,122
2005                                       790,651
2006                                       816,729
2007                                       843,756
2008                                       871,570
Thereafter (through 2013)               12,880,286
                                      ------------
                                       $16,968,114
                                      ============

Interest expense on long-term debt totaled $913,992, $1,231,937 and $1,271,010 for the years ended December 31, 2003, 2002 and 2001, respectively.

The carrying value of this loan approximates its fair value as of December 31, 2003.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents).



NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2003, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2003, 2002 and 2001.

WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At December 31, 2003, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

NOTE 10: NOTES RECEIVABLE FOR COMMON SHARES

In 2003, the Company issued 20,750 common shares to certain employees and employees of affiliates, all of which were issued in connection with the Company's 2001 Employee Equity Incentive Plan, for installment notes totaling $335,320. The installment notes are full recourse, bear interest at 8.5% per annum, are for a term of seven years and are collateralized by the shares issued. Each principal payment, as defined in each of the promissory notes, is equal to one twenty-eighth of the total face value of the note. During 2003, the Company also issued 1,000 common shares to certain employees and employees of affiliates, all of which were issued in connection with the Company's 2001 Employee Equity Incentive Plan, for cash payments totaling $16,160.

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

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2003, 91,807 unvested common shares of former employees were repurchased and their installment notes totaling $1,294,329 were abated.

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

All the common shares described above are subject to vesting provisions.

Future minimum payments expected to be received, on notes receivable for common shares as of December 31, 2003 are as follows:

2004                                     $2,557,867
2005                                      2,046,483
2006                                      1,366,796
2007                                        878,892
2008                                        785,188
Thereafter (through 2011)                   328,756
                                        -----------
                                         $7,963,982
                                        ============

Interest income on all such notes was $825,778, $1,790,120 and $1,367,874 for the years ended December 31, 2003, 2002 and 2001, respectively.


NOTE 11: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provides for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options was equal to the market value of the Company's shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".

On May 12, 2003, the Board of Directors approved an amendment to the Plan that
(i) increased the total number of common shares available for awards under the Plan from 2,500,000 to a total of 3,000,000, inclusive of awards previously granted, and (ii) increased the duration of the period during which vested options may be exercised from one year to two years with respect to any option grants made in the future.

In 2003, the Company granted awards under the Plan that consisted of rights to purchase 21,750 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 65,250 shares, which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of grant.

During 2003, pursuant to the terms of the Plan, 44,629 and 1,644 vested options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $955,541. In 2003, 195,561 and 53,929 unexercised options granted in 2001 and 2002, respectively, were forfeited by former employees of the Company. Additionally, in 2003, 109,678 vested options granted in 2001 expired.

In 2002, the Company granted awards under the Plan that consisted of rights to purchase 93,999 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 559,501 shares, which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of grant.

During 2002, pursuant to the terms of the Plan, 172,314 unexercised options issued in 2001, were forfeited by former employees of the Company.

Additionally, during the fourth quarter of 2001, the Company granted awards under the Plan that consisted of rights to purchase 290,050 restricted common shares, which vest in equal amounts in each of the 28 calendar quarters following the grant, and options to purchase 1,201,500 shares, which vest in equal amounts on each of the first seven anniversaries of the grant date. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant.

In addition to the options granted under the Plan, during the fourth quarter of 2001, the Company granted a total of 157,333 options to purchase its common shares to employees and to certain non-employee directors of the Company. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All options vest and are exercisable in equal annual amounts on each of the first seven anniversaries, beginning in 2002, of the respective grant dates.

NOTE 12: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the year ended December 31, 2003 on 65,250 share options granted in the fourth quarter of 2003 was $1,008.

The options outstanding as of December 31, 2003 for grants made in the fourth quarter of 2003, are set forth below:


                                Options           Weighted Average Remaining      Weighted Average Exercise
     Exercise Prices          Outstanding          Contractual Life (Years)                  Price
     ---------------          -----------         -------------------------       ---------------------------
         $20.20                  65,250                        7                            $20.20


Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Share options granted for the years ended December 31, 2002 and 2001 were accounted for, and will continue to be accounted for, under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The options outstanding as of December 31, 2003, 2002 and 2001 for grants made prior to January 1, 2003 are set forth below:

                                                                        Weighted Average
                                                                     Remaining Contractual        Weighted Average
   December 31,         Exercise Prices      Options Outstanding          Life (Years)             Exercise Price
   -------------        ---------------      -------------------          ------------             --------------

                        $20.80 - $25.65              836,651                   5                       $20.89
                        $16.58 - $28.42              503,928                   6                       $21.88
                                                   ---------
       2003                                        1,340,579
                                                   =========

                        $20.80 - $25.65            1,186,519                   6                       $20.94
                        $16.58 - $28.42              559,501                   7                       $22.08
                                                   ---------
       2002                                        1,746,020
                                                   =========

       2001             $20.80 - $25.65            1,358,833                   7                       $21.24
                                                   =========

Options exercisable at December 31, 2003, 2002 and 2001 were 227,378, 185,976 and 0, respectively.

Had compensation cost for the Company's options been determined based on fair value at the grant dates for awards under the Plan consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and net income per share diluted for the years ended December 31, 2003, 2002 and 2001, would have been the following pro forma amounts:

(In thousands, except per share data)             2003                 2002                 2001
-------------------------------------          -----------          -----------          -----------
Net income, as reported                        $43,075,283          $55,451,007          $80,296,861
Pro forma net income                           $42,161,890          $53,358,194          $80,049,745
Earnings per share, as reported:
Basic                                                $0.97                $1.27                $1.85
Diluted                                              $0.95                $1.21                $1.71
Pro forma earnings per share:
Basic                                                $0.95                $1.22                $1.84
Diluted                                              $0.93                $1.16                $1.71

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

The following range assumptions were applied in determining pro forma compensation cost:


                                         2003                   2002                2001
                                    -------------         --------------       -------------
Expected Life                        1 to 7 years           1 to 7 years        1 to 7 years
Risk free interest rate             1.60% - 4.32%          1.45% - 3.70%       2.44% - 5.44%
Dividend yield                      4.22% - 7.24%          4.24% - 7.30%       4.78% - 5.89%
Volatility                                 22.07%                 39.96%              25.74%


The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for the years ended December 31, 2003, 2002 and 2001, are not likely to be representative of the pro forma effects on net income and earnings per share in future years, because the assumptions used to determine the fair value can vary significantly.

Disclosures of the fair value of options granted for the years ended December 31, 2003, 2002 and 2001, have been estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate. The weighted average fair value of the options granted for the years ended December 31, 2003, 2002 and 2001, was $2.79, $4.85 and $3.65, respectively.

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

The income tax provision/(benefit), all current, for the years ended December 31, 2003, 2002 and 2001 is as follows:

                                      2003                   2002                   2001
                                 --------------        ---------------         ---------
U.S.:
Federal                             $ 5,046,492            $ 4,928,254            $ 5,852,480
State and local                       1,600,296              1,437,829              1,286,945
                                    -----------           ------------           ------------
                                      6,646,788              6,366,083              7,139,425
Other:                                (663,521)                 15,116                 13,378
                                   ------------         --------------         --------------
                                    $ 5,983,267            $ 6,381,199            $ 7,152,803
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

Total employer contributions amounted to $1,486,044, $1,259,929 and $1,258,631 for the years ended December 31, 2003, 2002 and 2001, respectively. Participants are immediately vested in their account balances.


NOTE 16: LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine, London, Curacao and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2003 were as follows:

2004                                    $   2,888,911
2005                                        2,914,585
2006                                        2,720,263
2007                                        2,720,263
2008                                          947,889
Thereafter (through 2021)                   6,206,546
                                         -------------
                                         $ 18,398,457
                                         =============

Total rent expense for all operating leases was $2,834,537, $2,525,139 and $2,173,441, for the years ended December 31, 2003, 2002 and 2001, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 18-year total commitment amount of $3,150,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda. In addition, included in the table above is an annual amount of $194,322 and an aggregate two-year total commitment amount of approximately $389,000 payable to a company owned by the former principals of TPR.


NOTE 17: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                             Fee Revenue

                              2003               2002              2001
                         ------------        ------------      ------------
U.S.                     $ 70,657,079        $ 79,095,944      $ 90,348,326
Non-U.S.                   23,405,259          26,322,834        25,644,745
                         ------------        ------------      ------------
Total                    $ 94,062,338        $105,418,778      $115,993,071
                         ============        ============      ============


NOTE 18: SUBSEQUENT EVENTS

On January 5, 2004, the Company declared a dividend of $0.30 per share to shareholders of record as of January 15, 2004, payable on January 30, 2004 in the aggregate amount of $13,816,834.

                                   SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                W.P. STEWART & CO., LTD.



                                                By:    /s/ John C. Russell
                                                    ----------------------------
                                                      Name: John C. Russell
                                                      Title: Managing Director

Date:  March 15, 2004

                               INDEX TO EXHIBITS


Number       Exhibit
---------    -------------------------------------------------------------------
8.1          Subsidiaries of the Registrant
12.1         Certification pursuant to Rule 13a-14(a) of the Securities
             Exchange Act of 1934
12.2         Certification pursuant to Rule 13a-14(a) of the Securities
             Exchange Act of 1934
13.1         Certification pursuant to Rule 13a-14(b) and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2         Certification pursuant to Rule 13a-14(b) and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1         Consent of PricewaterhouseCoopers LLP