Form 20-F
period 2004-12-31
STEWART W P & CO LTD
filed 2005-03-16
CIK 750443

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                     Name of each exchange
               Title of Each Class                    on which registered
------------------------------------------      -------------------------------

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

As of December 31, 2004, 46,113,462 common shares, par value $0.001 per share, were issued and outstanding.

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

                                TABLE OF CONTENTS

                                                                                                               PAGE

PART I............................................................................................................1

   ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............................................1

   ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................1

   ITEM 3.       KEY INFORMATION..................................................................................2

   ITEM 4.       INFORMATION ON THE COMPANY.......................................................................8

   ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................28

   ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................................35

   ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................43

   ITEM 8.       FINANCIAL INFORMATION...........................................................................45

   ITEM 9.       THE OFFER AND LISTING...........................................................................46

   ITEM 10.      ADDITIONAL INFORMATION..........................................................................47

   ITEM 11.      QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......................................57

   ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................58

PART II..........................................................................................................58

   ITEM 13.      DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES..................................................58

   ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................58

   ITEM 15.      CONTROLS AND PROCEDURES.........................................................................58

   ITEM 16A.      AUDIT COMMITTEE FINANCIAL EXPERT...............................................................59

   ITEM 16B.      CODE OF ETHICS.................................................................................59

   ITEM 16C.      PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................................................59

   ITEM 16D.      EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES.....................................60

   ITEM 16E.      PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.........................60

PART III.........................................................................................................61

   ITEM 17.      FINANCIAL STATEMENTS............................................................................61

   ITEM 18.      FINANCIAL STATEMENTS............................................................................61

   ITEM 19.      EXHIBITS........................................................................................61

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

         A.  SELECTED FINANCIAL AND UNAUDITED OTHER DATA

         The following table sets forth selected financial and unaudited other data for the Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries, for the periods and as of the dates indicated. The data set forth below are presented on a consolidated basis.

         The income statement and balance sheet data set forth below as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the consolidated audited financial statements for the years ended December 31, 2004, 2003 and 2002 and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, as they are commonly known.


                                                                       AS OF, AND FOR THE YEAR ENDED, DECEMBER 31,
                                                      -------------------------------------------------------------------------
                                                           2004           2003            2002           2001          2000
                                                      -----------    ------------    -----------    ------------    -----------
INCOME STATEMENT DATA:                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues:
   Fees.............................................   $ 116,005      $  94,062       $ 105,419      $ 115,993      $  149,351
   Commissions......................................      34,820         22,461          28,293         39,695          48,273
   Interest and Other...............................       1,496          2,279           3,570          5,028           5,680
                                                      ----------     ----------      ----------     ----------      ----------
                                                         152,321        118,802         137,282        160,716         203,304
                                                      ----------     ----------      ----------     ----------      ----------
Expenses:
   Employee Compensation and Benefits...............      29,102         22,942          26,337         28,246          38,546
   Fees Paid Out....................................       7,760          6,059           7,250          5,157          11,639
   Commissions, Clearance and Trading...............       7,371          4,811           5,919          7,376           8,353
   Research and Administration......................      14,781         14,429          14,358         13,516          14,523
   Marketing........................................       5,618           4,709          5,166          1,901           2,923
   Depreciation and Amortization....................       8,039          7,933           8,049          7,527           7,538
   Other Operating..................................       8,649          8,861           8,371          9,543           9,607
                                                      ----------     ----------      ----------     ----------      ----------
                                                          81,320         69,744          75,450         73,266          93,129
                                                      ----------     ----------      ----------     ----------      ----------
Income Before Taxes.................................      71,001         49,058          61,832         87,450         110,175
Provision for Taxes.................................       7,852          5,983           6,381          7,153          11,029
                                                      ----------     ----------      ----------     ----------      ----------
Net Income..........................................   $  63,149      $  43,075       $  55,451      $  80,297      $   99,146
                                                       =========      =========       =========      =========      ==========
Earnings Per Share:(1)
   Basic Earnings Per Share.........................   $    1.40      $    0.97       $    1.27      $    1.85      $     2.37
                                                       =========      =========       =========      =========      ==========
   Diluted Earnings Per Share.......................   $    1.39      $    0.95       $    1.21      $    1.71      $     2.18
                                                       =========      =========       =========      =========      ==========
WEIGHTED AVERAGE SHARES USED IN COMPUTATION:
   Basic............................................      45,112         44,312          43,576         43,425          41,873
   Diluted..........................................      45,524         45,198          46,013         46,943          45,524
BALANCE SHEET DATA:
Total Assets........................................   $ 167,710      $ 141,008       $ 134,979      $ 143,278      $  114,262
Total Liabilities...................................   $  33,281      $  26,339       $  26,914      $  29,238      $   31,430
Shareholders' Equity................................   $ 131,429      $ 114,669       $ 108,065      $ 114,040      $   82,832

OTHER DATA (unaudited):                                                 (IN MILLIONS, EXCEPT PER SHARE DATA)
Long-Term Debt................................         $    15.4      $    16.2       $    16.9      $    17.5      $     18.1
Cash Dividends Per Share......................         $    1.20      $    1.20       $    1.20      $    1.20      $     1.73
Assets Under Management.......................         $   9,348      $   8,561       $   7,655      $   9,171      $   10,324

--------------------------
(1) Common shares purchased by our employees, restricted shares issued to our employees and options granted to our employees are subject to vesting. For treatment of unvested common shares, unvested options and vested unexercised options, see Note 4 of the notes to the consolidated financial statements contained herein.

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

         THE MARKET FOR QUALIFIED PERSONNEL IS HIGHLY COMPETITIVE. IF WE ARE UNABLE TO CONTINUE TO ATTRACT AND RETAIN QUALIFIED PERSONNEL, WE WILL BE UNABLE TO ADEQUATELY SERVE OUR CLIENT BASE.

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

         o W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

         o W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 4% of their earnings in 2002 and on approximately 5% of their earnings in 2003, and expect to pay U.S. income tax on approximately 7% of their earnings in 2004, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

         We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 2002, 2003 and 2004. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart Asset Management (Europe), Ltd. and its subsidiaries, NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 10.3% for 2002 and 12.2% in 2003. We believe that the overall tax rate will not exceed 11.1% for 2004 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States.

         The IRS, New York State and/or New York City may disagree with our positions and assert that (i) the fees paid to W.P. Stewart & Co., Inc. (50 basis points annually calculated on the assets in accounts for which W.P. Stewart & Co., Inc. provides sub-advisory services and $1.2 million annually for research relating to other accounts) or W.P. Stewart Asset Management (NA), Inc. and its subsidiary understated their taxable incomes and/or (ii) the net income of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. from business that they carry on directly in the United States represents more than the amount reported by those two companies. Any additional net income attributed to W.P. Stewart & Co., Inc., W.P. Stewart Asset Management (NA), Inc. and its subsidiaries or the directly-conducted U.S. business of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. would be subject to U.S. taxes, at rates that are currently up to approximately 62%.

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

         The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 2003 of Bermuda, but by virtue of the nature of their clients, they are currently exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known. W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Irish Financial Services Regulatory Authority, or IFSRA as it is commonly known, previously regulated by the Central Bank of Ireland. WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., are primarily regulated by the Netherlands Authority for the Financial Markets, commonly referred to as the AFM. W.P. Stewart & Co., Ltd. has also been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee.

         These regulatory regimes are designed to protect clients and other third parties who deal with us and our subsidiaries and to ensure the integrity of the financial markets. They are not designed to protect our shareholders.

         These regulations often limit our activities through requirements relating to customer protection, market conduct, money laundering and our level of net capital. We also face the risk of significant intervention by regulatory authorities, including extended investigation and surveillance activity, adoption of costly or restrictive new regulations and judicial or administrative proceedings that may result in substantial penalties to us. Among other things, if we were found to have violated a significant regulatory requirement, we could be fined or enjoined from engaging in certain business activities, and the registration of certain members of the Stewart Group as investment advisers, broker-dealers or fund managers could be terminated. If new regulations are adopted, these consequences could be more significant.

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

         WE ARE AND WILL CONTINUE TO BE CONTROLLED BY AFFILIATED SHAREHOLDERS.

         All shareholders of WPS II, Inc., our largest shareholder, owning approximately 42% of the common shares as of February 28, 2005, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Additionally, our directors and executive officers beneficially own approximately 14% of the common shares. Also, substantially all of our other employees own common shares. Furthermore, the majority of these shareholders (including WPS II, Inc.) will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws and certain equity-based compensation arrangements.

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

         As of December 31, 2004, there were 46,113,462 common shares issued and outstanding. Of these shares, 19,154,282 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

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

ITEM 4.  INFORMATION ON THE COMPANY

         A. HISTORY AND DEVELOPMENT OF THE COMPANY

         THE STEWART GROUP

         The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda with additional operations or affiliates in the United States, Europe, Asia and the Netherlands Antilles, we managed approximately $9.3 billion in assets as of December 31, 2004. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 33% of our assets under management from non-U.S. clients as of December 31, 2004.

         Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses - large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 20.4% and 19.1%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2004, as compared with a return of 13.7% for the S&P 500 over the same period. Our compound annualized returns for the five and ten years ended December 31, 2004, before fees, were 2.8% and 15.2%, respectively, as compared to -2.3% and 12.1%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and ten years ended December 31, 2004, after fees, were 1.6% and 14.0%, respectively. Our return for the year ended December 31, 2004, before fees, was 20.4% as compared to a return of 10.9% for the S&P 500 during the same period. Our return for the year ended December 31, 2004, after fees, was 19.2%. See Item 4 B under the caption "Information on the Company - Business Overview."

         Our culture emphasizes teamwork, reinforced by profit sharing and equity ownership by our employees. Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us, and as a result, virtually all of our employees own common shares.

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

         In 1999, we acquired from Stewart Notz Stucki Limited, an affiliate of the Notz Stucki group of companies, all of the outstanding capital stock of NS Money Management Ltd. NS Money Management Ltd. is an international investment adviser based in Bermuda that has approximately $194 million in assets under management. W.P. Stewart & Co., Ltd. serves as sub-adviser for all of NS Money Management Ltd.'s client accounts. We issued 898,831 common shares as consideration for the acquisition.

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

         Under the terms of the acquisitions of TPRS Services N.V., First Long Island Investors, Inc. and NS Money Management Ltd., we had the right to repurchase at nominal consideration, on an annual basis in each year during the four years after the effective dates of each of those transactions, a portion of the common shares issued by W.P. Stewart & Co., Ltd. as consideration in those transactions (not to exceed in the aggregate 80% of the common shares issued in each transaction) if certain levels of assets under management are not maintained by the acquired businesses. In January 2003, in accordance with the provisions of the NS Money Management Ltd. acquisition agreement, we reacquired 35,000 shares.

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

         On November 14, 2001, we acquired a controlling interest in TPR & Partners N.V., an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In the transaction, we initially acquired 9,000 of W.P. Stewart Asset Management (Europe), Ltd.'s 12,000 outstanding shares in exchange for 330,000 of our common shares. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. until June 30, 2006, at which time we have agreed to acquire those shares at a fair value price to be determined on that date. In addition, W.P. Stewart Asset Management (Europe), Ltd. currently provides client services for approximately $2.8 billion of our assets under management, and has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

         In 2004, we established Stewart Bowen Japan, Ltd., a 50%-owned joint venture with Bowen Asia. Stewart Bowen Japan owns W.P. Stewart Japan K.K. which provides client servicing and asset-gathering activities. This joint venture is intended to further expand our asset-gathering in Japan and to assist in Bowen's research activities with respect to Japanese companies.

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

         These elements have contributed to a 20.4% compound annual return before fees (19.1% after fees) for client accounts from January 1, 1975 to December 31, 2004.

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

         COMPETITIVE STRENGTHS

         We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy over the past 30 years. Our experienced investment team currently consists of 22 investment analyst/portfolio managers with an average of approximately 20 years of experience in the industry. Thirteen of our analyst/portfolio managers have worked at the Stewart Group for five years or longer. With nine offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

         CULTURE

         We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. All employee compensation is based solely on a percentage of the firm's annual operating profits; our policy is not to pay fixed salaries or to guarantee compensation. Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd., which have been accumulated through voluntary personal investments. Pursuant to our 2001 Employee Equity Incentive Plan, as amended, as of December 31, 2004, an aggregate of approximately 1,559,000 restricted share awards and option grants were outstanding or had been exercised. As of July 24, 2004, no additional awards will be granted under this Incentive Plan. All employee options and share purchases under such Plan are subject to seven year vesting. During 2004, we issued an aggregate of 118,000 common shares to ten employees as non-cash incentive compensation. An additional aggregate of 18,535 shares were issued to 21 employees in January 2005 as part of such employees' non-cash compensation. It is our present intention to continue to make common shares available to our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees-Compensation."

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

         LONG-TERM PERFORMANCE RECORD

         During the 30-year period from January 1, 1975 through December 31, 2004, we experienced a 20.4% compound annual return, before fees, and a 19.1% compound annual return, after fees, compared to a 13.7% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000, 2001 and 2002 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates. As a result of retained investment gains as well as the contribution of new funds by existing and new clients, our assets under management have grown at a compound annual rate of approximately 8% during the period from December 31, 1995 to December 31, 2004.

         LOOK THROUGH EARNING POWER

         W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 30-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

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

         o        relatively low levels of cyclicality; and

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

         BUSINESS STRATEGY

         Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 30-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

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

         INCREASE GLOBAL RESEARCH FOCUS

         We want our clients to own equity in the finest growing businesses in the world. We believe that having a global integrated research capability is a critical element in providing the best investment product. We also believe that the use of the euro in the European monetary union has led to an improvement in the quality and availability of financial information and a more consistent basis for comparing European companies with competitors inside and outside their home countries. As the universe of high quality companies expands globally, we intend to maintain a research effort parallel with the growing investment opportunities. This global research capability will also allow us to meet particular client needs to the extent that they express any regional or national preferences. The establishment of W.P. Stewart & Co. (Europe), Ltd., our ownership of approximately 40% of Bowen Asia Limited, a British Virgin Islands company operating in Hong Kong, and the establishment of W.P. Stewart Japan K.K., the operating subsidiary of our joint venture with Bowen, have enabled us and our affiliate, Bowen, to expand non-U.S. research capability.

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

         INVESTMENT MANAGEMENT TEAM

Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We have 22 senior investment professionals and 15 associate portfolio managers who directly participate in the investment process. The following table identifies the senior investment professionals and summarizes their experience in the industry as of March 1, 2005:


                                                                                           YEARS IN        YEARS WITH
                       NAME                             LOCATION                AGE        INDUSTRY         COMPANY
                       ----                          ---------------            ---        --------         -------

John A. Allison................................        Bermuda                  56            22                9

David A. Altman................................        New York                 47            23               11

Marilyn G. Breslow(1)..........................        New York                 60            21               14

Ebrahim Busheri................................        New York                 39            15                3

Sang Chung.....................................        Hong Kong                35            12                1*

Christian Diebitsch............................        London                   41            14                1

Arend E. Dikkers...............................        London                   47            21                2

Aadil Ebrahim..................................        Hong Kong                29            7                 1*

Samantha Epstein-Smith.........................        New York                 35            13                6

Alexander Farman-Farmaian......................        Bermuda                  39            16               16

Robert G. Gebhart..............................        New York                 33            11                2

Peter H. Jennison..............................        New York                 43            20               15

Robert Kahn....................................        New York                 72            45               30

Naomitsu Kimoto................................        Tokyo                    41            16                1*

Celina Lin.....................................        Hong Kong                45            15               10*

Keith Olson....................................        Hong Kong                46            22                2*

Mark I. Phelps.................................        London                   45            20                0(2)

Harry W. Segalas...............................        New York                 44            22               14

Lisa M. Stewart................................        Hong Kong/London         47            22               11*

William P. Stewart.............................        Bermuda                  67            50               30

James T. Tierney...............................        New York                 38            17                5

Harfun Ven.....................................        Hong Kong                33            5                 5*

---------------------

*        Includes years with Bowen Asia Limited.
(1) Ms. Breslow has announced that she plans to retire in 2005. Over the course of the next couple of months, she will be transferring her responsibilities to other senior investment professionals.
(2)      Joined W.P. Stewart in February 2005.

         HISTORICAL PERFORMANCE RECORD

         JANUARY 1, 1975-DECEMBER 31, 2004 PERFORMANCE

         We have achieved a 20.4% compound annual return before fees, and a 19.1% compound annual return after fees for the period from January 1, 1975 through December 31, 2004. This compares to a 13.7% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and 10 years ended December 31, 2004, before fees, were 2.8% and 15.2%, respectively, as compared to -2.3% and 12.1%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2004, after fees, were 1.6% and 14.0%, respectively. Our return for the year ended December 31, 2004, before fees, was 20.4% as compared to a return of 10.9% for the S&P 500 during the same period. Our return for the year ended December 31, 2004, after fees, was 19.2%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

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

         The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2004. See "Method of Performance Calculation" below.

                          MANAGED ACCOUNTS VS. S&P 500


                                [GRAPH]

                        Value of $100 invested on December 31, 1974
                    ----------------------------------------------------
Year                S&P 500          WPS Pre-Fee            WPS Post-Fee
----                -------          -----------            ------------
'74                     100                  100                     100
'75                     137                  165                     164
'76                     170                  217                     213
'77                     157                  251                     245
'78                     167                  284                     273
'79                     197                  377                     361
'80                     261                  504                     477
'81                     248                  558                     523
'82                     301                  764                     710
'83                     369                  980                     903
'84                     391                1,154                   1,052
'85                     515                1,720                   1,554
'86                     611                2,083                   1,863
'87                     642                2,266                   2,005
'88                     748                2,482                   2,170
'89                     986                3,377                   2,925
'90                     955                3,823                   3,266
'91                   1,247                5,892                   4,988
'92                   1,342                6,307                   5,274
'93                   1,477                6,177                   5,108
'94                   1,496                6,377                   5,212
'95                   2,059                8,592                   6,950
'96                   2,532               11,682                   9,352
'97                   3,377               15,444                  12,242
'98                   4,343               20,486                  16,074
'99                   5,256               22,901                  17,762
'00                   4,778               22,613                  17,318
'01                   4,210               21,296                  16,116
'02                 3,279.0               18,226                  13,610
'03                 4,220.0               21,838                  16,141
'04                 4,679.0               26,291                  19,239



         EXAMINATION OF PERFORMANCE RECORD

         Our independent accountants, PricewaterhouseCoopers LLP, have performed an examination of our performance record for the period January 1, 1989 through December 31, 2003, including the five and ten year periods ended December 31, 2003, and have been engaged to perform such an examination to encompass the period ended December 31, 2004.

         METHOD OF PERFORMANCE CALCULATION

         ACCOUNT INCLUSION. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2004 are referred to as the "composite" or the "managed accounts."

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

         S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2004 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P 500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2004 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

         ASSETS UNDER MANAGEMENT

         The following table shows assets under management during the period from January 1, 2002 through December 31, 2004. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT


                                                                                          YEAR ENDED
                                                                                         DECEMBER 31,
                                                                          -----------------------------------------
                                                                            2004             2003           2002
                                                                          ---------        ---------      ---------
                                                                                         (in millions)

Beginning Assets Under Management.................................        $    8,561       $  7,655        $  9,171
                                                                          ==========       ========        ========

Ending Assets Under Management....................................        $    9,348       $  8,561        $  7,655
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

                      NET FLOWS OF ASSETS UNDER MANAGEMENT


                                                                                          YEAR ENDED
                                                                                         DECEMBER 31,
                                                                          -----------------------------------------
                                                                            2004             2003           2002
                                                                          ---------        ---------      ---------
                                                                                         (in millions)
Existing Accounts:
   Contributions..................................................        $     912        $     844      $     932
   Withdrawals....................................................             (852)            (892)          (883)
                                                                          ----------       ----------     ---------
Net Flows of Existing Accounts....................................               60              (48)            49
Publicly Available Funds:
   Contributions..................................................              203              171            401
   Withdrawals....................................................             (172)            (167)          (242)
Direct Accounts Opened............................................              228              326            289
Direct Accounts Closed............................................             (940)            (618)          (472)
                                                                          ----------       ----------     ----------
Net New Flows.....................................................             (681)            (288)           (24)
                                                                          ----------       ----------     ----------
Net Flows of Assets Under Management..............................        $    (621)       $    (336)     $      25
                                                                          ==========       ==========     =========


         The following table shows client retention information for the last three years.

                                ACCOUNT RETENTION


                                                                                    YEAR ENDED
                                                                                   DECEMBER 31,
                                                                       -----------------------------------------
                                                                         2004             2003           2002
                                                                       ---------        ---------      ---------
Number of Accounts at Beginning of Period.....................          2,081             2,204              2,251
Number of Accounts Closed During Period.......................            262               250                200
Retention Rate................................................           87.4%             88.7%              91.1%

         CLIENT BASE

         Our client base is diverse. Approximately 62% of our assets under management, and 81% of our accounts, as of December 31, 2004, were associated with high net-worth individuals and their affiliates. As of December 31, 2004, approximately 33% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.

         The following tables show, as of December 31, 2004, 2003 and 2002, the amount of assets under management in direct relationship client accounts and in accounts referred to us by clients' consultants, and the number of accounts by relationship type.


                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE


                                                                                      AS OF DECEMBER 31,
                                                                          -----------------------------------------
                                                                            2004             2003           2002
                                                                          ---------        ---------      ---------
                                                                                         (in millions)

Direct Relationship...............................................         $   8,615      $    7,766     $    6,972

Consultant Related................................................               733             795            683
                                                                           ---------      ----------     ----------

     Total........................................................         $   9,348      $    8,561     $    7,655
                                                                           =========      ==========     ==========


                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE


                                                                                      AS OF DECEMBER 31,
                                                                          -----------------------------------------
                                                                            2004             2003           2002
                                                                          ---------        ---------      ---------

Direct Relationship...............................................            1,792           1,914          2,019

Consultant Related................................................              118             167            185
                                                                          ---------       ---------      ---------

     Total........................................................            1,910           2,081          2,204
                                                                          =========       =========      =========

         Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2004, 2003 and 2002 represented 39.2%, 37.2% and 37.4%, respectively, of our direct relationship accounts as of such dates.

         The following table shows our assets under management by client type.

                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE

                                               ASSETS UNDER MANAGEMENT AS OF                  NUMBER OF ACCOUNTS AS OF
                                                     DECEMBER 31, 2004                           DECEMBER 31, 2004
                                         ----------------------------------------      ------------------------------------
                                            U.S.         NON-U.S.         TOTAL          U.S.        NON-U.S.       TOTAL
                                         ---------    -------------     ---------      ---------    ----------     -------
                                                      (in millions)
 High Net-Worth Individual
      Relationships/Pooled Funds*.....   $   3,276     $     2,529      $   5,805          1,401           153       1,554

 Foundations & Other
      Relationship Directed
      Institutional...................       2,645             215          2,860            245             4         249

 Other Institutional..................         344             339            683             57            50         107
                                         ---------     -----------      ---------      ---------    ----------     -------

      Total...........................   $   6,265     $     3,083      $   9,348          1,703           207       1,910
                                         =========     ===========      =========      =========    ==========     =======

* Pooled funds have been included in High Net-Worth Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.

         The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.

                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS

                                                                                       AS OF DECEMBER 31,
                                                                          -----------------------------------------
                                                                            2004             2003           2002
                                                                          ---------        ---------      ---------
                                                                                         (in millions)
U.S. Clients......................................................        $     6,265     $     6,012     $    5,496

Non-U.S. Clients..................................................              3,083           2,549          2,159
                                                                          -----------     -----------     ----------

     Total........................................................        $     9,348     $     8,561     $    7,655
                                                                          ===========     ===========     ==========

         INVESTMENT ADVISORY REVENUES

         Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our current standard fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% per annum of any account balance in excess of $25 million up to $100 million, plus 1.0% per annum of any account balance in excess of $100 million. Our standard fee arrangement is non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients' funds held on a long-term basis in fixed income investments (approximately $25 million at December 31, 2004) are subject to a 0.30% annual fee. We have also offered a limited number of clients with a high minimum account size the opportunity to pay a lower fixed fee plus a performance fee. The performance fee is either based upon the performance of the client's account or the amount by which the account's performance exceeded the performance of the S&P 500. As of December 31, 2004, only two clients with an aggregate of $907 million in assets under management had a performance fee arrangement. This includes W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. For the year ended December 31, 2004, we recognized a performance fee of $13.5 million from W.P. Stewart Holdings N.V. Fees under our investment advisory contracts are billed and payable quarterly, in advance. Performance fees are recorded as of the date on which the performance period ends. The following table shows the average annualized gross management fee, excluding the effect of any performance fees, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2004:

                                                                             AVERAGE GROSS MANAGEMENT
                                                                            FEE AS A PERCENT OF ASSETS
                                                                                 UNDER MANAGEMENT
                                                                            --------------------------
                                                                                    YEAR ENDED
CLIENT TYPE                                                                      DECEMBER 31, 2004
----------------------------------------------------------------           --------------------------

Institutional...................................................                       1.16%

Non-Institutional...............................................                       1.22%

U.S. Clients....................................................                       1.27%

Non-U.S. Clients................................................                       1.02%

Overall Weighted Average........................................                       1.19%


         The average gross management fee, excluding the effect of any performance fees, was 1.19% for the year ended December 31, 2004. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million and $100 million are subject to lower fees.

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

         GEOGRAPHIC AREA DATA

         The Company's primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2004, 2004 and 2002 were as follows:


                                   FEE REVENUE
                   -----------------------------------------------------------
                            2004                   2003               2002
                          ------                 ------             -------
U.S.               $       76,129,771      $      70,657,079     $  79,095,944
Non-U.S.                   39,875,729             23,405,259        26,322,834
                   ------------------      -----------------     -------------
Total              $      116,005,500      $      94,062,338     $ 105,418,778
                   ==================      =================     =============

         COLLECTIVE INVESTMENT FUNDS

         Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2004, we also served as investment adviser to 38 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S. clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2004:



                       JURISDICTION OF                    ASSETS UNDER
                      FORMATION OF FUND                    MANAGEMENT
----------------------------------------------------    ------------------
                                                          (in millions)

Netherlands Antilles.............................          $  877

Luxembourg.......................................             514

British Virgin Islands...........................             189

Austria..........................................              97

United States....................................              84

British Virgin Islands...........................              64

Austria..........................................              58

Luxembourg.......................................              51

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

         In Bermuda, our investment business is subject to the jurisdiction of the Bermuda Monetary Authority. The Investment Business Act 2003 requires licensing of all persons carrying on investment business in or from Bermuda, unless there is an exemption available to that person under the Act. Our investment businesses are currently exempt from the licensing requirements of the Act due to the nature of our clientele.

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

         In the United Kingdom, the main regulatory body is the Financial Services Authority. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the Republic of Ireland, the Irish Financial Services Regulatory Authority is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. These responsibilities were previously under the authority of the Central Bank of Ireland. In The Netherlands, De Nederlandsche Bank N.V., known as the Dutch Central Bank, has historically been responsible for the regulation of fund management activities, such as the supervision of WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., the shares of which fund are traded on Euronext Amsterdam. Most of those responsibilities of the Dutch Central Bank have been transferred to the Netherlands Authority for the Financial Markets, commonly referred to as the AFM, as of September 1, 2002. W.P. Stewart & Co., Ltd. has also been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee, including the AFM's capital adequacy requirements. W.P. Stewart & Co., Ltd. currently satisfies these requirements.

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

         W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, and supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2004, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $5.4 million, or approximately $5.3 million in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001, including the money laundering prevention provisions thereof.

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

         W.P. Stewart Fund Management Limited is subject to the supervisory control of the Irish Financial Services Regulatory Authority. The permitted activities of W.P. Stewart Fund Management Limited include the provision of services consisting of the establishment and management of specified collective investment undertakings, the provision of management and administration services and of investment and financial advice. W.P. Stewart Fund Management Limited also is subject to minimum capital requirements, ongoing reporting and disclosure requirements and such other prudential and supervisory requirements as IFSRA may issue from time to time. W.P. Stewart Fund Management Limited currently satisfies its minimum capital requirements.

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


1. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it has an option (exercisable from June 2004 to June 2009) to increase ownership to 50% or more.

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

         Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our policy is to bill clients quarterly, in advance. As a result of this policy, the increase in assets under management due to our strong performance during the fourth quarter of 2004 did not affect revenue until the first quarter of 2005.

         Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Therefore, commission revenue is also affected by market conditions.

         Interest and other revenue primarily consists of interest earned on notes receivable for employee purchases of common shares, interest earned on our cash management activities, investment and foreign currency gains and losses, subscription fees earned from our mutual funds and equity income relating to our investments in unconsolidated affiliates.

         We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for all employees varies with operating profit. At the beginning of each year, each employee is allocated a participation in our compensation pool. Certain employees may also be eligible for other cash or non-cash incentive compensation. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles, non-cash compensation and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense currently may vary between 20.7% and 24.5% of adjusted operating profit. Compensation expense was approximately 24%, 24.8% and 24% of adjusted operating profit for the years ended December 31, 2004, 2003 and 2002, respectively. It is currently anticipated that compensation expense for the year ending December 31, 2005 will be approximately 24%.

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

         Marketing expenses represent costs associated with our internal marketing initiatives and client servicing activities, and include client seminars, marketing related travel, marketing related compensation and other operational expenses.

         Other operating expenses include professional fees consisting of auditing, tax, legal and consulting fees, charitable contributions and other administration expenses.

         Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.

         CRITICAL ACCOUNTING POLICIES

         GOODWILL AND INTANGIBLE ASSETS Our consolidated statement of financial condition includes substantial assets in the form of goodwill and intangible assets. We account for those assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The intangible assets were among the assets that we acquired in the business acquisitions described in Note 2 of our consolidated financial statements included with this report. We amortize the intangible assets on a straight-line basis over their estimated useful lives, which range from five to 20 years. We test the carrying values of these assets for impairment annually and whenever events or changes in circumstances indicate that such values may not be recoverable. There would be an impairment loss if and to the extent that the sum of the assets' expected future undiscounted cash flows were to be less than their carrying values. We acquired goodwill in our acquisition of TPR & Partners N.V. Goodwill is the excess of the total acquisition cost over the fair value of the net assets on the date of the acquisition. We do not amortize goodwill, but we test it annually for impairment. If we were to experience a significant reduction in revenues from the acquired businesses or from our reporting units, the carrying values of our goodwill or intangible assets could be materially impaired and the resulting impairment losses could have a material adverse effect on our earnings.

         A.  OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2004 AS COMPARED TO YEAR ENDED DECEMBER 31, 2003

         ASSETS UNDER MANAGEMENT

         Assets under management were more than $9.3 billion at December 31, 2004, an increase of approximately $0.7 billion or 8.1% from approximately $8.6 billion at December 31, 2003. This reflected the strong investment performance of our clients' portfolios in 2004, especially in the fourth quarter of the year, partially offset by negative net flows of assets under management.

         The following table sets forth the total net flows of assets under management for the years ended December 31, 2004 and 2003, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                        NET FLOWS OF ASSETS UNDER MANAGEMENT
                                   (IN MILLIONS)
                                                               YEARS ENDED
                                                               DECEMBER 31,
                                                          -------------------
                                                            2004       2003
                                                          ---------  --------
Existing Accounts:
  Contributions                                           $ 912      $ 844
  Withdrawals                                              (852)      (892)
                                                          ---------  --------
Net Flows of Existing Accounts                               60        (48)
                                                          ---------  --------
Publicly Available Funds:
  Contributions                                             203        171
  Withdrawals                                              (172)      (167)
Direct Accounts Opened                                      228        326
Direct Accounts Closed                                     (940)      (618)
                                                          ---------  --------
Net New Flows                                              (681)      (288)
                                                          ---------  --------
Net Flows of Assets Under Management                      $(621)     $(336)
                                                          =========  ========

         REVENUES

         Revenues were $152.3 million for the year ended December 31, 2004, an increase of $33.5 million or 28.2% from $118.8 million earned for the year ended December 31, 2003. The change was due to a $21.9 million or 23.3% increase in fee revenue, a $12.4 million or 55.0% increase in commission revenue and a $0.8 million or 34.3% decrease in interest and other revenues. The average gross fee earned from client accounts, excluding the effect of any performance fee, was 1.19% for the year ended December 31, 2004 as compared to 1.22% for the year ended December 31, 2003, due to a slight change in client account mix due to larger accounts subject to our fee break. The increase in fee revenue was attributable to higher levels of assets under management during 2004 and a performance fee of $13.5 million from W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. Because we bill our fees quarterly, in advance, the strong fourth quarter increase in assets under management had no effect on our 2004 fee revenue. Commission revenue was significantly higher for the year ended December 31, 2004, compared to the year ended December 31, 2003, and reflects among other factors, that new companies were added to most clients' portfolios during the year ended December 31, 2004, resulting in corresponding buys and sells. Interest and other revenues decreased primarily due to a gain realized on the sale of municipal bonds during the year ended December 31, 2003, foreign currency losses incurred during the year ended December 31, 2004 in our European operations due to the weaker U.S. dollar as compared to the British pound sterling and the euro, lower subscription fees earned from our mutual funds and lower equity income from our unconsolidated affiliates.

         EXPENSES

         Expenses, excluding income taxes, increased approximately $11.6 million or 16.6% to $81.3 million for the year ended December 31, 2004 from $69.7 million in the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $1.7 million in fees paid out, which are directly related to assets under management of referred accounts, an increase in commissions, clearance and trading of $2.6 million, which vary with account activity, an increase in employee compensation and benefits of $6.2 million due to an increase in adjusted operating profit, on which that compensation is based. Additionally, marketing expenses increased $0.9 million due to higher costs related to marketing travel, our new corporate branding program and higher than anticipated marketing compensation due to very strong performance in the fourth quarter 2004, research and administration increased $0.3 million, depreciation and amortization increased $0.1 million and other operating expenses decreased $0.2 million due to generally lower costs relating to a variety of operating expenses.

         Our income tax expense increased $1.9 million to $7.9 million for the year ended December 31, 2004 from $6.0 million in the prior year. The effective tax rate was approximately 11.1% for 2004 and 12.2% for 2003. The higher than expected tax rate for the year ended December 31, 2004, was due to the performance fee earned on December 31, 2004, with a portion being taxed as U.S. effectively connected business income.

         NET INCOME

         Net income for the year ended December 31, 2004 increased $20.1 million or 46.6% to $63.1 million from $43.1 million for the prior year as revenues increased at a higher rate than operating expenses.

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

                       NET FLOWS OF ASSETS UNDER MANAGEMENT
                                   (IN MILLIONS)
                                                          YEARS ENDED
                                                         DECEMBER 31,
                                                    ------------------------
                                                       2003          2002
                                                    ----------    ----------
 Existing Accounts:
  Contributions                                     $  844        $  932
  Withdrawals                                         (892)         (883)
                                                    ----------    ----------
Net Flows of Existing Accounts                         (48)           49
                                                    ----------    ----------
Publicly Available Funds:
  Contributions                                        171           401
  Withdrawals                                         (167)         (242)
Direct Accounts Opened                                 326           289
Direct Accounts Closed                                (618)         (472)
                                                    ----------    ----------
Net New Flows                                         (288)          (24)
                                                    ----------    ----------
Net Flows of Assets Under Management                $ (336)       $   25
                                                    ==========    ==========

         REVENUES

         Revenues were $118.8 million for the year ended December 31, 2003, a decrease of $18.5 million or 13.5% from $137.3 million earned for the year ended December 31, 2002. The change was due to an $11.4 million or 10.8% decrease in fee revenue, a $5.8 million or 20.6% decrease in commission revenue and a $1.3 million or 36.2% decrease in interest and other revenues. The average gross fee earned from client accounts was 1.22% for the year ended December 31, 2003 as compared to 1.23% for the year ended December 31, 2002, due to a slight change in client account mix due to larger accounts subject to our fee break. The decrease in fee revenue was attributable to the decrease in assets under management during 2002 and the first quarter of 2003. Because we bill our fees quarterly, in advance, the strong fourth quarter increase in assets under management had no effect on our 2003 fee revenue. The decrease in commission revenue was primarily due to lower levels of trading volume during 2003 as compared with the higher levels of trading volume experienced in 2002. Interest and other revenues decreased primarily due to lower equity income from our unconsolidated affiliates, lower cash balances during 2003 reflecting our use of cash for share repurchases in 2002, lower interest earned on our cash balances due to prevailing market rates and lower interest earned on shareholders' loans, reflecting lower average interest rates and substantial repayments of principal.

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

         Our income tax expense decreased $0.4 million to $6.0 million for the year ended December 31, 2003 from $6.4 million in the prior year. The effective tax rate was approximately 12.2% for 2003 and 10.3% for 2002. The increase in the effective tax rate was primarily due to the substantial decrease in the commission income of our Bermuda-based broker-dealer subsidiary and an increase in our U.S. effectively connected business income.

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

         In 1998, WPS Aviation Holdings LLC, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation financed the aircraft with 10-year, amortizing loans. During 1999, we paid $22.5 million under the purchase agreement, of which GECC provided $19.6 million under the loans. Shamrock Aviation, Inc., or an entity affiliated with Shamrock, operated the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

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

         Our liquidity, facilities and overall financial condition remain strong. We have maintained our customary quarterly dividend and have funded that dividend out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. Although there can be no guarantee that the dividend will remain at historic levels indefinitely, there currently are no plans for reducing it. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

         C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not Applicable.

         D.  TREND INFORMATION

          The positive performance of our clients' portfolios seen in 2003 continued in 2004, with the most significant increase occurring in the last quarter of 2004. Due to our practice of billing quarterly in advance, positive performance in the last quarter of 2003 did not affect revenue until the first quarter of 2004.

         As we had predicted, for 2004, our U.S. Equity Composite significantly outperformed the S&P 500 on both a pre-fee and post-fee basis. In 2003, our performance results lagged the S&P 500, which we believe is not uncommon in the early stages of an economic recovery. However, as the economic recovery matured, our performance exceeded the S&P 500. Historically, we have seen that in the first year of a recovery, quality shares tend to lag, but this period is usually limited in duration to 12-15 months. This pattern repeated itself, with quality shares beginning to outperform in the second half of 2004. What is more significant is that, in previous periods, our experience has been that this out-performance can last for several years. Hence, we are optimistic about 2005 and the following several years.

         Our positive performance has been somewhat offset over the past couple of years by negative net flows of assets under management. We are working to expand and develop existing and new distribution alliances in order to reverse this trend. We believe we have made some progress in 2004 in this regard; however, this is not an exercise that leads to quick results.

         As 2004 began, investors faced many uncertainties related to the domestic and international environment. Yet, the market showed a positive advance for the second year in a row. Heading into 2005, there will no doubt be issues that equity investors need to grapple with. Stability in Iraq and elsewhere in the Middle East is a continuing issue. The dollar remains relatively weak, widening an already large trade deficit. In addition, pockets of the economy are showing signs of inflation, and many analysts expect corporate profits to slow in the U.S. We are not immune to these external factors, as they may weigh on stock valuations on the whole. However, we believe there are reasons to be optimistic, especially about the companies in our clients' portfolios. The U.S. economy should continue to grow - albeit at a moderate 2-4% pace - keeping inflation in currencies in check. As for corporate profits, an overall slowing of earnings should make the superior growth prospects of our portfolio companies even more attractive. The companies in our clients' portfolios share many of the following characteristics: strong cash flows, active share repurchase programs or dividend increases, market share increases gained during the recent recession and strong earnings growth. Indeed the current pace of earnings growth underlying our U.S. Equity Composite is in the 12% - 14% range, which we consider sustainable over the next few years. Throughout our history, the investment of our clients' funds in companies of such high quality has produced solid long-term results.

         E.  OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

         F.  TABULAR DISCLOSURE OF CONTRACTUAL ARRANGEMENTS

         W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2004:

                             CONTRACTUAL OBLIGATIONS
                                  (IN MILLIONS)

                                              2005          2006-2007     2008-2009      2010-THEREAFTER      TOTAL
                                              ----          ---------     ---------      ---------------      -----
Long-Term Debt (1)                            $0.8            $1.6           $1.8            $12.0            $16.2
Minimum Rental Commitments (2)                $3.0            $5.5           $2.0            $ 5.5            $16.0
(1)      See Note 8 to the consolidated financial statements for additional information.
(2)      See Note 17 to the consolidated financial statements for additional information.

                             CONTINGENT COMMITMENTS
                                  (IN MILLIONS)


                                                            AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                            ------------------------------------------
                                                 2005       2006-2007     2008-2009      2010-THEREAFTER      TOTAL
                                                 ----       ---------     ---------      ---------------      -----
Commitments under letters of credit (3)            -          $1.2            -               $0.7             $1.9



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

NAME                                                            POSITION                              POSITION HELD SINCE
------------------------------------ ---------------------------------------------------------------- ---------------------
William P. Stewart.................  Chairman, Chief Executive Officer and Director(1)                June 1998
John C. Russell....................  Deputy Chairman, Managing Director and Director(1)               June 1998
Dominik M.F. Brunner...............  Director(3)                                                      May 2004
Angus S. King, Jr..................  Director(2)(4)                                                   February 2004
Henry B. Smith.....................  Director(1)                                                      June 1998
Heinrich Spangler..................  Director(2)(3)(4)                                                June 1998
Jan J. Spiering....................  Director(3)                                                      September 2004
Richard D. Spurling................  Director (2)(4)                                                  June 2002
John A. Allison....................  Deputy Managing Director                                         January 2001
Salim Chaar........................  Deputy Managing Director                                         September 2001
Mark A. Henderson..................  Deputy Managing Director                                         November 1998
Susan G. Leber.....................  Deputy Managing Director - Financial Operations                  March 2003
Rocco Macri........................  Deputy Managing Director - Chief Financial Officer               September 2001
Peter Jan P. Rubingh...............  Deputy Managing Director                                         January 2001
Frederick M. Ryan..................  Deputy Managing Director - Investor Relations                    September 2001
Charles G.R. Target................  Deputy Managing Director - International Development             June 1999
Debra Randall......................  Corporate Secretary                                              January 2001

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

         DOMINIK M. F. BRUNNER has served as a director of W. P. Stewart & Co., Ltd. since May 2004. Mr. Brunner is currently the Principal of First Capital Investments Ltd., a private company he founded in 1997, providing investment-banking services to European mid-sized enterprises. Also, in 1997, Mr. Brunner founded and operated Dominik Brunner - Servicos Financeiros, LDA ("DBSF"). DBSF provided financial consulting in Portugal and acted as a representative of Clariden Bank, a Credit Suisse Group company. The operations of DBSF were sold to Clariden Bank AG at the end of 2003. From 1993 to 1997 Mr. Brunner was the Co- Managing Partner of Espirito Santo Development Capital Investors. Ltd., a $100 million private equity fund, sponsored by the Espirito Santo Group of Portugal and whose investors included financial institutions from Europe, the Middle East and the United States. Previously, Mr. Brunner was involved in the European chemicals industry and the international trading industry as an executive and management board member of several companies.

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

         HENRY B. SMITH has been a Director of W.P. Stewart & Co., Ltd. since June 1998. Until its acquisition by HSBC Holdings PLC in February 2004, Mr. Smith was Chief Executive Officer and a Director of The Bank of Bermuda, with which he has been employed in various capacities since 1973. From February 2004 until January 1, 2005, he held the position of Executive Director of The Bank of Bermuda, with oversight responsibility for the integration of the Bank's businesses into the HSBC group.

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

         JAN J. SPIERING, F.C.A. became a Director of W.P. Stewart & Co., Ltd. in September 2004. Mr. Spiering is a Fellow of the Institute of Chartered Accountants in England and Wales and is the retired Managing Partner and Chairman of Ernst & Young Bermuda, a firm which he joined in 1979. Previous to Ernst & Young, he was employed by Robson Rhodes, a United Kingdom firm of Chartered Accountants with whom he qualified. Additionally, Mr. Spiering has served as a director of numerous companies and in particular within the investment industry. Currently he is President and a director of several privately held investment companies. He has served on various public boards and committees including Deputy Chairman of Bermuda International Business Association, Chairman of Bermuda's International Business Association Mutual Funds, Chairman of the Board of Governors of the Bermuda College and is currently Chairman of Bermuda's International Business Forum to which he was appointed in 1995.

         RICHARD D. SPURLING has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling is Senior Partner at Appleby Spurling Hunter (formerly Appleby, Spurling & Kempe), an international law firm with offices in Bermuda, the Cayman Islands, London (UK) and Hong Kong, where he has practiced since 1977. Mr. Spurling recently announced his retirement from Appleby Spurling Hunter effective as of March 31, 2005. Mr. Spurling obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited, BF&M Limited and Bermuda Press (Holdings) Ltd. in Bermuda and a Trustee of the Bermuda Biological Station for Research, Inc. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.

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

         SALIM CHAAR has served as Deputy Managing Director of W.P. Stewart & Co., Ltd. since January 2004 and as Deputy Managing Director - Administration since September 2001. He joined W.P. Stewart from Bowen Capital Management, the company's Hong Kong-based research and sub-advisory affiliate, where he served as its Managing Director, and a member of the board of directors of its parent company, Bowen Asia Limited, from March 2000 until October 2004. Mr. Chaar began his career with Banque Indosuez in Paris in 1976, and worked in various management capacities for Indosuez in the Middle East and in Asia until 1993, including Chief Operating Officer and then Managing Director of Indosuez Investment Services in Hong Kong from 1988 to 1992. Mr. Chaar was based in Paris from 1993 to 1997, as President and Chief Operating Officer of Union Financiere de France Banque, an asset management, brokerage and insurance subsidiary of Indosuez listed on the French stock exchange. He left Banque Indosuez in 1997, and joined the Belgian group Generale de Banque, where he was appointed Chief Executive Officer of Grand Generale Asset Management Ltd.

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

         B.  COMPENSATION

         The aggregate compensation paid or accrued in 2004 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $6.9 million. In addition, during 2004 certain directors were issued an aggregate of 20,000 common shares as compensation for their services, and executive officers were issued an aggregate of 45,000 common shares as part of their non-cash incentive compensation granted during the year. All of such share issuances were in the form of restricted share grants pursuant to which the shares vest in four equal installments on the first, second, third and fourth anniversaries of the date of grant. In addition, there are certain restrictions on transfer until the fourth anniversary of the date of grant.

         We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. We also sponsor similar defined contribution retirement plans in both Bermuda and the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2004 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $218,009.

         W.P. Stewart & Co., Ltd. has agreed to pay each of its "non-executive directors" (currently Messrs. Brunner, King, Smith, Spangler, Spiering and Spurling) $20,000 per annum for his services on the board of directors. Prior to May 2004, we also paid to the Chairman of the Audit Committee an additional $10,000 per annum and each other member of the Audit Committee received an additional fee of $5,000 per annum. Subsequent to May 2004, we agreed to pay each non-executive director $10,000 per annum for each committee on which such director served in addition to the $20,000 annual fee for services on the board of directors. As of March 2005, in addition to such fees, the Chairman of the Audit Committee and named financial expert (currently Mr. Spiering) will receive $30,000 per annum.

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

         Compensation Committee. The Compensation Committee of the board of directors is composed of Messrs. King, Spangler and Spurling. The Compensation Committee is responsible for, among other things, making recommendations to the board of directors as to our compensation philosophy; overseeing the development of compensation programs; evaluating the performance of senior management and determining compensation levels for senior management; making recommendations to the board of directors concerning non-senior management compensation, incentive compensation plans and equity-based plans; and overseeing implementation of, and compliance with, incentive compensation plans and equity based plans.

         Audit Committee. The Audit Committee of the board of directors is composed of Messrs. Brunner, Spangler and Spiering. Mr. Smith served as a member of the Audit Committee until February 2005. The Audit Committee is responsible for, among other things, reviewing the structure of our internal controls, including internal audit; the annual appointment of the external auditors, including the approval of audit engagement fees and terms; considering the independence of the external auditor; approving audit and non-audit engagements with the external auditor; reviewing the annual audit plan; reviewing our audited and unaudited financial statements; reviewing disclosures made in connection with certifications provided by management for our annual report on Form 20-F; reviewing compliance with regulatory requirements; reviewing compliance with polices and practices involving ethics, conflicts and other such matters; establishing procedures for submission and treatment of complaints regarding accounting, internal controls and auditing matters; and reviewing the above activities of subsidiary companies. The Audit Committee meets and reports to the board of directors no less than once per quarter.

         Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the board of directors is composed of Messrs. King, Spangler and Spurling. This committee is responsible for, among other things, recommending to the board of directors the desirable size of the board or any committee thereof; developing criteria for board members and evaluating potential candidates against such criteria; reviewing and responding to nominations for board membership; identifying and recommending to the board candidates for board membership; developing and recommending to the board a set of corporate governance principles; monitoring compliance with our corporate governance principles and code of ethics; developing and recommending to the board standards in determining whether a board member is independent; and establishing procedures to oversee the annual evaluation of the board and management.

         We have not entered into any contracts with directors for benefits upon termination of service.

         Our Board of Directors has adopted Corporate Governance Guidelines as well as charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee which comply with the corporate governance rules of the New York Stock Exchange. A copy of the Corporate Governance Guidelines and each of these charters is available on our website at www.wpstewart.com. A copy of such documents will also be made available to our shareholders upon request by contacting our Deputy Managing Director--Investor Relations by phone at (441) 295-8585, by fax at (441) 296-8357 or by e-mail at IRINFO@wpstewart.com.

         Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, adopted standards for determining the independence of directors. These standards, which comply with the corporate governance rules of the New York Stock Exchange, require, among other things, the absence of the following characteristics for a director to be deemed independent: employment by the director or his/her immediate family member; compensation (other than as a director) from us to the director or his/her immediate family member; affiliation with our auditor; interlocking compensation committee with another entity with which the director or his/her immediate family member is an executive officer; a material financial relationship with an entity of which the director or his/her immediate family member is a director or employee. The Board of Directors has determined that in 2004 each of its current non-management directors (Messrs. Brunner, King, Smith, Spangler, Spiering and Spurling) qualified as independent under the standards adopted.

         D.  EMPLOYEES

         At December 31, 2002, 2003 and 2004, we employed 105, 110 and 106 persons, respectively. We consider our relations with our employees to be good.

         E.  SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers:


                                                          NUMBER OF COMMON
                           NAME                             SHARES OWNED                PERCENTAGE
         ------------------------------------------    ------------------------       ----------------
         William P. Stewart (1)                             4,182,711                      9.05%

         John C. Russell (2)                                  463,396                      1.00%

         John A. Allison (3)                                  517,798                      1.12%

         Peter Jan P. Rubingh (4)                             730,419                      1.58%

         All other Directors and Executive
         Officers as a group (5)                              547,937                        *

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

(5) Includes 35,144 shares that may be purchased upon exercise of currently exercisable options.

         Our directors and executive officers currently own options to purchase an aggregate of 291,560 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date. 239,277 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. An additional 38,570, 5,142 and 8,571 of these options were granted on May 1, 2002, August 20, 2002 and October 3, 2002 at exercise prices of $28.42, $22.10 and $16.58, respectively, for an aggregate of 52,283 options. These options will expire on May 1, 2009, August 20, 2009 and October 3, 2009, respectively.

         W.P. Stewart & Co., Ltd. historically had periodically sold common shares to its employees and those of its affiliates at fair value for cash and/or installment notes. These installment notes are full recourse, bear interest at 8.5% or 10% per annum and are collateralized by the shares purchased. The principal amount of each note is payable in 28 quarterly installments, subject to mandatory payment in full upon termination of employment. Shares vest in 28 equal quarterly installments. Unvested shares are, and vested shares may be, repurchased from the employee upon termination. Different, but substantially equivalent, terms applied in respect of individuals employed in certain countries outside Bermuda and the United States.

         W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended

         In 2001, we adopted the W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, a share option and restricted share plan, to promote the interests of W.P. Stewart & Co., Ltd. and its shareholders by aiding us and our affiliates in attracting and retaining employees and directors capable of assuring our future success, by offering such persons incentives to put forth maximum efforts for the success of our business, and by affording such persons an opportunity to acquire a proprietary interest in our Company. The plan continued in effect until July 23, 2004, as of which dated the plan expired and no further awards will be granted. Awards granted prior to the termination date extend beyond the termination of the plan, and the authority of management and our Compensation and Executive Committees to administer the plan and our board of directors to amend it, extend beyond the termination of the plan.

         The plan is administered by our management, subject to oversight by the Compensation and Executive Committees of our board of directors. Subject to review and approval by the committee, as appropriate, management continues after termination of the plan to have the authority to:

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

         If the committee determines that any event affecting the shares would result in the dilution or enlargement of any of the benefits or potential benefits intended to be made available under the plan, the committee will, in a manner it deems equitable, adjust any or all of:

         o the number and type of shares (or other securities or other property) subject to outstanding awards; and

         o        the purchase or exercise price with respect to any award.

         All awards under the plan are evidenced by appropriate agreements executed on our behalf and by the participants. Awards generally vest over a seven-year period. The exercise price of a share option is not less than the New York Stock Exchange closing price of our common shares on the date of grant. Restricted shares were purchased at a discount of up to 20% from the New York Stock Exchange closing price value.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.  MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our common shares as of February 28, 2005 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

         NAME                    NUMBER                     PERCENTAGE
         ---------------    ----------------------    ------------------------
         WPS II, Inc.          19,530,557                       42.3%


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

         As of February 28, 2005, we had 178 shareholders of record, of which 134, owning approximately 98% of our common shares, were U.S. persons.

         B.  RELATED PARTY TRANSACTIONS

         In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our executive officers, and our directors have entered into loan agreements with, and signed promissory notes to, us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such share purchases, Messrs. Russell and Target and Ms. Leber have outstanding loans pursuant to loan agreements with, and signed promissory notes to, the Stewart Group. Each of these loans accrues interest at a rate of either 8.5% or 10% per annum. Pursuant to Section 402 of the Sarbanes-Oxley Act of 2002, there have been no material changes to these loans nor have there been any new loans made subsequent to July 30, 2002 to any directors or executive officers.

         The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2004 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2004 for each of the above-named directors and executive officers.

                                                              LARGEST AMOUNT
                                                            OUTSTANDING DURING
                                AMOUNT OUTSTANDING            THE YEAR ENDED
              NAME            AS OF DECEMBER 31, 2004       DECEMBER 31, 2004
-------------------------   ---------------------------   ----------------------

John C. Russell                      $  294,185                  $  394,816

Salim Chaar                                   0                     608,929

Mark A. Henderson                             0                     448,000

Rocco Macri                                   0                     555,191

Frederick M. Ryan                             0                     433,409

Charles G.R. Target                      57,337                      86,006

Susan G. Leber                          122,768                     338,488

         The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $175,187 for the year ended December 31, 2004. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

         W.P. Stewart & Co., Ltd. owns approximately 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Deputy Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable from June 2004 until June 2009 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $1,227,329 for the year ended December 31, 2004. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $6,098 for the year ended December 31, 2004. In addition, we entered into a joint venture arrangement with Bowen Asia Limited pursuant to which each of us and Bowen owns 50% of Stewart Bowen Japan Ltd., the parent of W.P. Stewart Japan K.K. W.P. Stewart Japan K.K. provides client servicing and asset gathering activities. As of December 31, 2004, our investment in Stewart Bowen Japan Ltd. totaled $158,577.

         Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr. Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. Fees to Shamrock Aviation, Inc., reflected in research and administration expenses, amounted to $2,531,126 for the year ended December 31, 2004. We entered into agreements pursuant to which Shamrock Aviation, Inc. or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include $2,569,082 for the year ended December 31, 2004. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

         We pay to WPS Investissements S.A., a Swiss investment management firm, solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $6,358 for the year ended December 31, 2004. WPS Investissements S.A. is principally owned by Mr. William P. Stewart III, a son of Mr. William P. Stewart. We believe that the payments made to WPS Investissements S.A. are as favorable as those we would pay to an unaffiliated party in a similar transaction.

         The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is Heinrich Spangler, one of our directors, fees for solicitation services. These fees amounted to $625,617 for the year ended December 31, 2004.

         Certain directors of W.P. Stewart & Co., Ltd. serve as directors of funds from which we have received investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $20,752,325 for the year ended December 31, 2004. Included in such amount is a performance fee we recognized in 2004 from W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. This performance fee totaled $13,537,506 and is included in receivables from affiliates, net, at December 31, 2004.

         The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture, incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors was Executive Director until December 31, 2004. Included in receivables from affiliates, net, is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd. its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.

         The Company leases its office space in The Netherlands from Duinzigt I, a company owned by the former principals of TPR & Partners N.V., including one of our Deputy Managing Directors. Total rent expense for the year ended December 31, 2004 was $194,552.

         Appleby Spurling Hunter, a law firm of which Richard D. Spurling, one of our directors, is a partner, and its affiliate Appleby Corporate Services provide legal and corporate administrative and secretarial services to the Company. Fees for such services amounted to $43,679 for the year ended December 31, 2004.

         Included in investments available for sale at December 31, 2004 is an amount of $895,423, which is an investment in a fund managed by W.P. Stewart Fund Management Limited, an indirect wholly-owned subsidiary of W.P. Stewart & Co., Ltd.

         Included in operating expenses for the year ended December 31, 2004 are contributions in the amount of $411,000 paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

         C.  INTERESTS OF EXPERTS AND COUNSEL

         Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

         A.  CONSOLIDATED STATEMENT AND OTHER FINANCIAL INFORMATION

         See pages F-1 to F-24.

         We currently have no pending litigation of a material nature. We note, however, that, in January 2004 Logicom Inclusive, Inc. filed a complaint against us and certain of our employees relating to an alleged copyright infringement of software programs. The total damages claimed were in excess of $3 million. Two of the four claims were dismissed on a motion to dismiss in August 2004. We do not believe that the remaining claims are merited, and we therefore do not believe this claim will have a material adverse effect on our financial condition or results of operations.

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

         We have a policy of declaring quarterly dividends on the common shares. We expect that the amount of those dividends will be determined as approximately $1.20 per annum. We paid a dividend of $0.30 per share in January 2005 and currently anticipate similar dividends in April, July and October of this year. However, the declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

         B.  SIGNIFICANT CHANGES

         Not Applicable

ITEM 9.  THE OFFER AND LISTING

         Not Applicable, except for Items 9.A.4 and 9.C.

         TRADING MARKETS

         Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. Prior to December 8, 2000, there was no established market for our common shares. On March 11, 2005, the last reported sale price for our common shares on the New York Stock Exchange was $22.59 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange. Certain historical market price data is set forth below, with certain prices for 2000 and 2001 rounded to the nearest hundredth of a dollar.

                                                 NEW YORK STOCK EXCHANGE
                                            ----------------------------------
PERIOD                                           HIGH               LOW
----------------------------------------    ---------------    ---------------

Annual

         2000                                    $27.12            $22.69

         2001                                    $29.62            $18.01

         2002                                    $31.73            $14.35

         2003                                    $22.58            $14.94

         2004                                    $23.74            $18.70

Quarter

         First Quarter 2003                      $20.55            $14.94

         Second Quarter 2003                     $22.50            $16.69

         Third Quarter 2003                      $25.57            $18.91

         Fourth Quarter 2003                     $22.58            $20.05

         First Quarter 2004                      $23.55            $18.70

         Second Quarter 2004                     $20.67            $18.95

         Third Quarter 2004                      $20.75            $19.16

         Fourth Quarter 2004                     $23.74            $19.61


Month

         September 2004                          $20.09            $19.70

         October 2004                            $20.30            $19.61

         November 2004                           $22.59            $20.15

         December 2004                           $23.74            $20.85

         January 2005                            $25.75            $23.50

         February 2005                           $24.95            $22.30

         March 1 - 11, 2005                      $22.98            $22.25

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

         Subject to the provisions set forth below and any other special rights or restrictions as to voting for the time being attached to any class of shares by or in accordance with our bye-laws, at any general meeting on a poll vote, every shareholder who is present in person or by proxy shall have one vote for every common share of which such person is the holder. Most matters to be approved by holders of common shares require approval by a simple majority vote of the common shares represented at the shareholders' meeting. A resolution passed by the holders of a majority of the issued common shares either in person or by proxy at a general meeting is required to approve an amalgamation with another company. Shareholders do not have cumulative voting rights. Shareholders have the power to elect directors, appoint auditors and make changes in the amount of authorized share capital of W.P. Stewart & Co., Ltd. The current maximum number of directors is 10; however six directors were elected at the most recent annual general meeting of shareholders and two additional directors were appointed in 2004 subsequent to the annual general meeting to fill vacancies. All directors are elected at each annual general meeting, except that the board of directors may fill interim vacancies (including the vacancies caused by the difference between the maximum and actual numbers of directors) between general meetings.

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

         The table below provides information about our available for sale securities that are sensitive to changes in interest rates as of December 31, 2004. The table presents the principal amounts and related weighted average interest rates by year of maturity. It should be noted that the securities listed below consist of municipal bonds, some of which may be called prior to the scheduled maturity dates.


                                                         BY SCHEDULED MATURITY DATE
                                                                (IN MILLIONS)
                                                                                                            FAIR
                                 2005      2006      2007      2008      2009     THEREAFTER     TOTAL      VALUE
                                 ----      ----      ----      ----      ----     ----------     -----      -----
     Available for sale
       securities:
         Fixed Rate              $3.7      $0.8      $0.1      $0.1         -        $3.0         $7.7     $8.0
         Weighted average
           interest rate         4.87%     5.50%     6.95%     6.40%        -        6.79%

         As of December 31, 2004, we had one long-term debt instrument with a principal amount of $16.2 million. This loan bears interest at a rate equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). Due to the variable interest rate of this loan, should interest rates rise, the results of our operations may be impacted by the additional costs of carrying this long-term debt. The table below presents the details of this loan as of December 31, 2004.


                                                               BY SCHEDULED MATURITY DATE
                                                                      (IN MILLIONS)
                                                                                                               FAIR
                                 2005      2006      2007      2008      2009     THEREAFTER     TOTAL       VALUE
                                 ----      ----      ----      ----      ----     ----------     -----       -----
     Long term debt:
       Variable rate             $0.8      $0.8      $0.8      $0.9      $0.9        $12.0       $16.2         $16.2
       Average interest rate     4.49%     4.50%     4.50%     4.50%     4.50%       4.60%

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

                                    PART II.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Under the supervision and with the participation of our management, including our Chairman and Chief Executive Officer and our Deputy Managing Director--Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2004. Based upon that evaluation, the Chairman and Chief Executive Officer and the Deputy Managing Director--Chief Financial Officer concluded that, as of December 31, 2004, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

         There were no significant changes made in our internal controls or in other factors that could significantly affect those controls subsequent to the date of their evaluation.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

         Our Board of Directors has determined (by action of its Executive Committee) that at least one member of the Audit Committee, Jan J. Spiering, qualifies as a financial expert as that term is defined by the Securities and Exchange Commission. Mr. Spiering's business experience is described under Item 6 A "Directors, Senior Management and Employees--Directors and Senior Management." The Board of Directors has determined that Mr. Spiering is an independent director as such term is defined by the New York Stock Exchange listing standards.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP, our independent accounts, for the audit of our financial statements and other services provided in connection with statutory and regulatory filings were $549,266 and $553,104 for fiscal years ended December 31, 2004 and 2003, respectively.

         AUDIT-RELATED FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services related to the performance of an audit or review of our financial statements were $15,000 and $16,000 for fiscal years ended December 31, 2004 and 2003, respectively. Audit-related fees are for the examination of the performance of the W.P. Stewart U.S. Equity Composite.

         TAX FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP for services related to tax compliance, tax advice and tax planning were $197,777 and $254,076 for fiscal years ended December 31, 2004 and 2003, respectively. Tax fees are fees in respect of tax return preparation, consultation on tax matters and other tax planning and advice.

         ALL OTHER FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP for all services other than those described above were $6,527 and $27,764 for fiscal years ended December 31, 2004 and 2003, respectively. These fees were primarily for pension plan and retirement plan consulting services.

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         The following table shows, for each month in 2004, certain information with respect to our purchase of our common shares. All unvested shares were repurchased from employees at the original price paid by such employee. Unvested shares were repurchased at the time of the employee's termination of employment. All vested shares were purchased from employees at the then current market price. No shares were purchased pursuant to a publicly announced repurchase plan or program.

                                        Number of Shares
                                     ----------------------        Average Price
                          Month      Vested        Unvested         Per Share
                          -----      ------        --------         ---------
                       Jan 2004            -              -                 -
                       Feb 2004        2,356         58,125             $9.38
                       Mar 2004            -            822            $13.26
                       Apr 2004            -              -                 -
                       May 2004        2,587              -            $19.94
                       Jun 2004            -              -                 -
                       Jul 2004            -              -                 -
                       Aug 2004        2,453            193            $20.20
                       Sep 2004            -              -                 -
                       Oct 2004            -              -                 -
                       Nov 2004          958         30,342            $16.45
                       Dec 2004            -              -                 -
                                     -------      ---------
                                       8,354         89,482
                                     =======      =========


                                    PART III.

ITEM 17. FINANCIAL STATEMENTS

         See pages F-1 through F-24, incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

         Not Applicable

ITEM 19. EXHIBITS

1.1*     Memorandum of Association
1.2*     Bye-Laws
2.1**    Form of Stock Certificate
4.1* 1996 Shareholders Agreement among Global Reach, Limited and Shareholders of Global Reach Limited
4.4* Purchase Agreement, dated as of June 30, 1999, between W.P. Stewart & Co., Ltd. and Bowen Asia Limited.
4.4*** Share Exchange Agreement, dated as of December 29, 2000, between W.P. Stewart & Co., Ltd. and TPR & Partners N.V.
4.5***   Amendment to 1996 Shareholder Agreement
4.6# Share Exchange Agreement, dated as of November 14, 2001, between W.P. Stewart & Co., Ltd. and TPR Holding B.V.
4.7# Deferred Share Exchange Agreement, dated as of November 14, 2001, among W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management (Europe), Ltd. and TPR Holding B.V.
8.1      Subsidiaries of the Registrant
12.1 Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
12.2 Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
13.1     Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002
13.2     Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002
14.1     Consent of PricewaterhouseCoopers LLP

--------------------------

* Previously filed on November 21, 2000 as an exhibit to the Registrant's Registration Statement on Form F-1 (333-49420).

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form 8-A/A (011-16245).

*** Previously filed on March 30, 2001 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

# Previously filed on March 29, 2002 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS
                                                                         PAGE
CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE THREE YEARS ENDED
  DECEMBER 31, 2004, 2003 AND 2002
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-2
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                           F-3
CONSOLIDATED STATEMENTS OF OPERATIONS                                    F-4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY               F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS                                    F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                       F-7 TO F-24

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.

         In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders' equity and of cash flows appearing on pages F-3 through F-24 present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the "Company") at December 31, 2004, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP









New York, New York

March 7, 2005

                            W.P. Stewart & Co., Ltd.
                 Consolidated Statements of Financial Condition
                        December 31, 2004, 2003 and 2002


                                   Assets:

                                                                                      2004            2003                2002
                                                                                 -------------  --------------  --------------
  Cash and cash equivalents                                                      $ 51,859,146   $  36,824,614   $  34,426,192
  Fees receivable                                                                   2,626,200       1,895,426       2,634,631
  Receivable from broker-dealer                                                       274,936         395,617         866,462
  Investments in unconsolidated affiliates (net of accumulated amortization
    of $329,488, $247,116 and $164,744 for 2004, 2003 and 2002, respectively)       3,783,010       3,855,406       3,983,259
  Receivables from affiliates, net (includes fees receivable of
    $13,996,738, $375,081 and $328,221 for 2004, 2003 and 2002, respectively)      14,708,269         903,029         684,810
  Investments, available for sale (cost $9,246,245, $9,469,688 and $8,892,529
    [primarily municipal securities] for 2004, 2003 and 2002, respectively)         9,019,674       9,291,201       8,769,788
  Investment in aircraft (net of accumulated depreciation of $19,445,223,
    $17,442,551 and $15,437,634 for 2004, 2003 and 2002, respectively)              3,006,252       5,008,924       7,013,841
  Goodwill                                                                          5,631,797       5,631,797       5,631,797
  Intangible assets (net of accumulated amortization of $18,766,788,
    $13,572,643 and $8,590,080 for 2004, 2003 and 2002, respectively)              67,064,672      69,160,735      60,669,624
  Furniture, equipment, software and leasehold improvements
    (net of accumulated depreciation and amortization of $4,890,622,
    $4,264,880 and $3,401,457 for 2004, 2003 and 2002, respectively)                3,315,698       3,320,096       4,089,795
  Interest receivable on shareholders' notes                                           62,894         146,158         297,006
  Income taxes receivable                                                              86,582       1,510,692       3,214,280
  Other assets                                                                      3,270,789       3,064,215       2,697,322
                                                                                 -------------  --------------  --------------

                                                                                 $164,709,919   $ 141,007,910   $ 134,978,807
                                                                                 =============  ==============  ==============
                    Liabilities and Shareholders' Equity:

Liabilities:
  Loans payable                                                                  $ 16,202,992   $  16,968,114   $  17,511,376
  Employee compensation and benefits payable                                        5,924,364       1,075,306       1,016,970
  Fees payable                                                                      2,466,561         678,937       1,103,030
  Professional fees payable                                                         3,708,956       3,280,871       2,606,981
  Accrued expenses and other liabilities                                            4,977,765       3,919,361       4,510,103
                                                                                 -------------  --------------   -------------
                                                                                   33,280,638      25,922,589      26,748,460
                                                                                 -------------  --------------   -------------

Minority Interest                                                                           -         416,731         165,132
                                                                                 -------------  --------------   -------------

Shareholders' Equity:
  Common shares, $0.001 par value (125,000,000 shares authorized
    46,113,462, 46,035,726 and 46,179,822 shares issued and
    outstanding for 2004, 2003 and 2002, respectively)                                 46,113          46,036           46,180
  Additional paid-in-capital                                                       82,344,878      80,419,304       78,673,127
  Contingently returnable shares (162,800 and 975,766 shares
    for 2003 and 2002, respectively)                                                        -      (3,623,928)     (14,263,158)
  Unearned compensation                                                            (2,084,325)              -                -
  Accumulated other comprehensive income                                              984,626         573,284           34,576
  Retained earnings                                                                53,204,705      45,217,876       57,129,989
                                                                                 -------------  --------------   --------------
                                                                                  134,495,997     122,632,572      121,620,714

Less: notes receivable for common shares                                           (3,066,716)     (7,963,982)     (13,555,499)
                                                                                 -------------  --------------   --------------

                                                                                  131,429,281     114,668,590      108,065,215
                                                                                 -------------  --------------   --------------

                                                                                 $164,709,919   $ 141,007,910    $ 134,978,807
                                                                                 =============  ==============   ==============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        W.P. Stewart & Co., Ltd.
                 Consolidated Statements of Operations
          For the Years Ended December 31, 2004, 2003 and 2002

                                                                                    2004             2003             2002
                                                                                --------------  --------------    -------------
Revenue:
  Fees (includes fees from affiliates of $17,755,121, $3,652,480 and
    $3,521,595 for 2004, 2003 and 2002, respectively)                           $ 116,005,500   $  94,062,338     $105,418,778
  Commissions                                                                      34,819,726      22,461,350       28,293,063
  Interest and other                                                                1,496,179       2,278,783        3,569,988
                                                                                --------------  --------------    -------------

                                                                                  152,321,405     118,802,471      137,281,829
                                                                                --------------  --------------    -------------

Expenses:
  Employee compensation and benefits                                               29,102,102      22,941,582       26,336,544
  Fees paid out                                                                     7,760,372       6,058,705        7,250,443
  Commissions, clearance and trading                                                7,371,412       4,810,992        5,919,022
  Research and administration                                                      14,781,318      14,429,008       14,358,071
  Marketing                                                                         5,617,923       4,709,203        5,166,360
  Depreciation and amortization                                                     8,038,837       7,933,277        8,048,637
  Other operating                                                                   8,648,979       8,861,154        8,370,546
                                                                                --------------  --------------    -------------
                                                                                   81,320,943      69,743,921       75,449,623
                                                                                --------------  --------------    -------------

Income before taxes                                                                71,000,462      49,058,550       61,832,206

Provision for taxes                                                                 7,851,775       5,983,267        6,381,199
                                                                                --------------  --------------    -------------

Net income                                                                      $  63,148,687   $  43,075,283     $ 55,451,007
                                                                                ==============  ==============    =============

Earnings per share:

Basic earnings per share                                                        $        1.40   $        0.97     $       1.27
                                                                                ==============  ==============    =============

Diluted earnings per share                                                      $        1.39   $        0.95     $       1.21
                                                                                ==============  ==============    =============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
           Consolidated Statement of Changes in Shareholders' Equity
              For the Years Ended December 31, 2004, 2003 and 2002



                                                          Common Shares             Additional     Contingently
                                                    ---------------------------      Paid-In       Returnable         Unearned
                                                        Shares        Amount         Capital         Shares         Compensation
                                                    -------------  ------------   -------------   -------------     ------------
Balance @ December 31, 2001                           47,831,864    $   47,832    $ 105,472,859   $(24,902,377)     $         -

  Issuance of common shares, @ $0.001 par value
    Cash                                                  39,333            39          684,208
    Notes receivable                                      54,666            55          960,083

  Contingently returnable shares, no longer
   subject to repurchase                                                              8,587,499     10,639,219

  Repurchase and cancellation of common
   shares, @ $0.001 par value                         (1,595,720)       (1,596)     (35,188,930)

  Cancellation of common shares, @ $0.001
   par value                                            (150,321)         (150)      (2,281,509)

  Non-cash compensation                                                                 438,917

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    -------------  ------------   -------------- --------------    ------------

Balance @ December 31, 2002                           46,179,822        46,180       78,673,127    (14,263,158)               -

  Issuance of common shares, @ $0.001 par value
    Cash                                                  47,273            47          971,654
    Notes receivable                                      20,750            21          335,299

  Contingently returnable shares, no longer
   subject to repurchase                                                              2,919,052     10,261,580

  Repurchase and cancellation of common
   shares, @ $0.001 par value                            (85,312)          (85)      (1,189,609)

  Cancellation of common shares, @ $0.001
   par value                                            (126,807)         (127)      (1,671,852)       377,650

  Non-cash compensation                                                                 381,633

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    -------------  ------------    -------------   ------------    ------------

Balance @ December 31, 2003                           46,035,726        46,036       80,419,304     (3,623,928)               -

  Issuance of common shares, @ $0.001 par value
    Cash                                                  29,714            29          532,369
    Notes receivable                                       7,858             7          148,366
    Restricted shares                                    138,000           138        2,706,162                      (2,706,300)

  Contingently returnable shares, no longer
   subject to repurchase                                                               (623,524)     3,623,928

  Repurchase and cancellation of common
   shares, @ $0.001 par value                            (46,122)          (46)        (352,584)

  Cancellation of common shares, @ $0.001
   par value                                             (51,714)          (51)        (845,496)

  Non-cash compensation                                                                 360,281                         621,975

  Net income

  Dividends

  Other comprehensive income

  Proceeds from notes receivable
    for common shares
                                                    ------------   -----------     ------------     ------------    -----------

Balance @ December 31, 2004                           46,113,462   $    46,113     $ 82,344,878      $       -      $(2,084,325)
                                                    ============   ===========     ============     ============    ===========



                                                        Accumulated
                                                           Other
                                                       Comprehensive     Retained               Notes
                                                          Income         Earnings            Receivable               Total
                                                      --------------   --------------      ---------------       --------------

Balance @ December 31, 2001                           $   (471,369)    $  57,007,661       $  (23,114,617)       $ 114,039,989

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                               684,247
    Notes receivable                                                                             (960,138)                   -

  Contingently returnable shares, no longer
   subject to repurchase                                                                                            19,226,718

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                      (35,190,526)

  Cancellation of common shares, @ $0.001
   par value                                                                                    2,281,659                    -

  Non-cash compensation                                                                                                438,917

  Net income                                                              55,451,007                                55,451,007

  Dividends                                                              (55,328,679)                              (55,328,679)

  Other comprehensive income                               505,945                                                    505,945

  Proceeds from notes receivable
    for common shares                                                                           8,237,597            8,237,597
                                                       -----------     -------------      ---------------       --------------

Balance @ December 31, 2002                                 34,576        57,129,989          (13,555,499)         108,065,215

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                              971,701
    Notes receivable                                                                             (335,320)                  -

  Contingently returnable shares, no longer
   subject to repurchase                                                                                           13,180,632

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                      (1,189,694)

  Cancellation of common shares, @ $0.001
   par value                                                                                    1,294,329                    -

  Non-cash compensation                                                                                               381,633

  Net income                                                              43,075,283                                43,075,283

  Dividends                                                              (54,987,396)                              (54,987,396)

  Other comprehensive income                               538,708                                                    538,708

  Proceeds from notes receivable
    for common shares                                                                           4,632,508            4,632,508
                                                      ------------    --------------       --------------       --------------

Balance @ December 31, 2003                                573,284        45,217,876           (7,963,982)         114,668,590

  Issuance of common shares, @ $0.001 par value
    Cash                                                                                                              532,398
    Notes receivable                                                                             (148,373)                   -
    Restricted shares                                                                                                        -

  Contingently returnable shares, no longer
   subject to repurchase                                                                                             3,000,404

  Repurchase and cancellation of common
   shares, @ $0.001 par value                                                                                         (352,630)

  Cancellation of common shares, @ $0.001
   par value                                                                                      845,547                    -

  Non-cash compensation                                                                                                982,256

  Net income                                                              63,148,687                                63,148,687

  Dividends                                                              (55,161,858)                              (55,161,858)

  Other comprehensive income                               411,342                                                     411,342

  Proceeds from notes receivable
    for common shares                                                                           4,200,092            4,200,092
                                                       -----------      ------------        -------------       --------------

Balance @ December 31, 2004                            $   984,626      $ 53,204,705       $ (3,066,716)        $  131,429,281
                                                       ===========      ============       ==============       ==============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            W.P. Stewart & Co., Ltd.
                     Consolidated Statements of Cash Flows
              For the Years Ended December 31, 2004, 2003 and 2002

                                                                                  2004             2003              2002
                                                                              -------------   --------------    --------------
Cash flows from operating activities:
  Net income                                                                  $  63,148,687   $   43,075,283     $  55,451,007
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      (Gain)/loss on sale of available for sale securities                                -         (219,790)           8,522
      Amortization of bond premium                                                  104,380          262,527           43,807
      Depreciation and amortization                                               8,038,837        7,933,277        8,048,637
      Equity in income of unconsolidated affiliates                                 315,602           45,481          (86,314)
      Non-cash compensation                                                         982,256          381,633          438,917
      Minority interest                                                            (416,731)         251,599           99,493
  Changes in operating assets and liabilities:
      Fees receivable                                                              (730,774)         739,205          317,949
      Receivable from broker-dealer                                                 120,681          470,845         (284,371)
      Receivables from affiliates, net                                          (13,805,240)        (218,219)         (18,618)
      Income taxes receivable                                                     1,424,110        1,703,588          856,891
      Interest receivable on shareholders' notes                                     83,264          150,848           20,286
      Other assets                                                                 (206,574)        (366,893)         291,620
      Employee compensation and benefits payable                                  4,849,058           58,336           33,146
      Fees payable                                                                1,787,624         (424,093)         224,696
      Income taxes payable                                                                -                -       (1,078,713)
      Professional fees payable                                                     428,085          673,890         (520,096)
      Accrued expenses and other liabilities                                      1,058,404         (590,742)        (487,567)
                                                                              --------------  ---------------   --------------

               Net cash provided by operating activities                         67,181,669       53,926,775       63,359,292
                                                                              --------------  ---------------   --------------

Cash flows (used for) investing activities:
  Proceeds from sale of available for sale securities                             4,460,267        4,004,790          991,478
  Purchase of available for sale securities                                      (4,278,611)      (4,567,763)      (8,880,128)
  Investment in unconsolidated affiliate                                           (325,577)               -                -
  Cash dividends paid on shares subject to repurchase                               (97,680)        (293,040)      (1,268,600)
  Purchase of furniture, equipment, software and leasehold improvements            (755,249)         (93,729)        (336,938)
                                                                              --------------  ---------------   --------------

               Net cash (used for) investing activities                            (996,850)        (949,742)      (9,494,188)
                                                                              --------------  ---------------   --------------

Cash flows (used for) financing activities:
  Payments on loans payable                                                        (765,122)        (543,262)        (586,961)
  Proceeds from issuance of common shares                                           532,398          971,701          684,247
  Repurchase of common shares                                                      (352,630)      (1,189,694)     (35,190,526)
  Proceeds from notes receivable for common shares                                4,200,092        4,632,508        8,237,597
  Dividends to shareholders                                                     (55,161,858)     (54,987,396)     (55,337,207)
                                                                              --------------  ---------------   --------------

               Net cash (used for) financing activities                         (51,547,120)     (51,116,143)     (82,192,850)

Effect of exchange rate changes in cash                                             396,833          537,532          451,594
                                                                              --------------  ---------------   --------------

Net increase in cash and cash equivalents                                        15,034,532        2,398,422      (27,876,152)

 Cash and cash equivalents, beginning of year                                    36,824,614       34,426,192       62,302,344
                                                                              --------------  ---------------   --------------

 Cash and cash equivalents, end of year                                       $  51,859,146   $   36,824,614    $  34,426,192
                                                                              ==============  ===============   ==============

Supplemental disclosures of cash flows information
  Cash paid during the period for:

               Income taxes                                                   $   7,130,218   $    4,516,783    $   6,800,811
                                                                              ==============  ===============   ==============
               Interest                                                       $     585,997   $      998,364    $   1,231,937
                                                                              ==============  ===============   ==============

Supplemental Schedule of Non-Cash Investing and Financing Activities:
In 2004, the final 20% of the shares originally issued in connection with our acquisition of TPRS Services N.V. in 2000, ceased to be subject to repurchase, and were recorded with a fair value of $3,000,404 (see Note 2). In addition, as discussed in Note 2, in 2003, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $2,333,644, $3,868,800 and $6,978,188, respectively. Additionally, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares which were recorded with a value of $377,650 representing the initial issue price of the shares (see
Note 2). In addition, as discussed in Note 2, in 2002, 20% of the shares originally issued in connection with our acquisitions of NS Money Management (Bermuda) Limited, First Long Island Investors, Inc. and TPRS Services N.V. ceased to be subject to repurchase, and were recorded with a fair value of $4,238,882, $5,659,200 and $9,328,636, respectively.

The Company cancelled outstanding notes of $845,547, $1,294,329 and $2,281,659 for the years ended December 31, 2004, 2003 and 2002, respectively (see Note
10).

The Company issued common shares for notes receivable for the years ended December 31, 2004, 2003 and 2002 in the amounts of $148,373, $335,320 and
$960,138, respectively (see Notes 10 and 11).

The Company issued 138,000 common shares for the year ended December 31, 2004, recorded with a fair value of $2,706,300 (see Note 13).

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

NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2004, 2003 and 2002, the consolidated Company consisted of several worldwide affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The background and organization of the entities presented in the Company's consolidated financial statements are set out below.

The Company's subsidiaries and affiliates include:

W.P. Stewart Asset Management Ltd. ("WPSAM"), formerly W.P. Stewart & Company, Limited, a wholly-owned subsidiary, which was incorporated in Bermuda on July 10, 1995, and is a registered investment adviser under the U.S. Investment Advisers Act of 1940 with clients throughout the world.

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

W.P. Stewart Fund Management Limited ("WPS Dublin"), a wholly-owned subsidiary of WPSAM, which was incorporated in Ireland on January 27, 1997. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is currently the manager of W.P. Stewart Funds plc and W.P. Stewart (Distributor) Funds plc, two umbrella-type open-ended investment companies regulated by the Irish Financial Services Regulatory Authority ("IFSRA"), formerly regulated by the Central Bank of Ireland. Prior to April 2004, WPS Dublin was the manager of WP Stewart Global Funds plc, an umbrella-type open-ended investment company regulated by the Central Bank of Ireland. Effective April 28, 2004 WP Stewart Global Funds plc entered into voluntary liquidation.

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

WPS Aviation Holdings LLC ("WPS Aviation") was formed in Delaware on November 12, 1998, and is a wholly-owned subsidiary of WPSI.

Business Acquisitions

On May 19, 1999, the Company consummated its acquisition of 50% of the capital stock of TPRS Services N.V. ("TPRS"), a then newly formed Curacao company that is engaged in marketing of investment services, in exchange for 1,152,000 common shares of the Company, subject to repurchase provisions. On December 29, 2000, the Company consummated its acquisition of the remaining 50% of TPRS in exchange for 814,000 common shares of the Company, subject to repurchase provisions.

On June 1, 1999, the Company consummated its acquisition of all of the outstanding capital shares of NS Money Management (Bermuda) Limited, currently known as NS Money Management Ltd. ("NSMM"), a Bermuda holding company, in exchange for 898,831 common shares of the Company, subject to repurchase provisions. NSMM operates as an investment adviser for clients located throughout the world. On January 1, 2003, in accordance with the provisions of the acquisition agreements, the Company reacquired 35,000 shares from NSMM. Accordingly, the shareholders' equity account, contingently returnable shares, was relieved of $377,650, which represents the initial issue price of the shares.

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

The repurchase provisions of the TPRS, NSMM and FLII acquisition agreements specified that 80% of the Company's common shares issued in connection therewith could be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates were July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decreased below defined reference amounts at the specified dates and were not replaced.

The recorded purchase price for each acquisition was determined by the sum of:

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

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares ceased to be subject to repurchase, the contra-equity account was relieved and any difference between the initial issue price and the then current fair value of the shares was charged or credited to additional paid-in capital, and the purchase price was adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase were recorded as a reduction of shareholders' equity.

The following table shows information for each acquisition as of and for the year ended December 31, 2004.

                                                                    CASH
                                                                  DIVIDENDS
                                                                   PAID ON
                   AGGREGATE     SHARES NOT      CONTINGENTLY    CONTINGENTLY    PURCHASE       INTANGIBLE
                   NUMBER OF     SUBJECT TO      RETURNABLE       RETURNABLE      PRICE         AMORTIZATION
ACQUISITION          SHARES      REPURCHASE         SHARES         SHARES       ALLOCATION      FOR THE YEAR
-----------       ----------     ----------     -----------     ------------    ------------    -------------
TPRS               1,966,000      1,966,000               -     $    97,680     $ 42,367,772     $ 2,496,619
NSMM                 863,831        863,831               -               -       17,042,406         953,839
FLII               1,200,000      1,200,000                                       23,703,088       1,536,279
                   ---------      ---------     -----------     -----------     ------------    ------------
                   4,029,831      4,029,831               -     $    97,680     $ 83,113,266     $ 4,986,737
                   =========      =========     ===========     ===========     ============    ============

The following table shows information for each acquisition as of and for the year ended December 31, 2003.

                                                                  CASH
                                                                DIVIDENDS
                                                                 PAID ON
                    AGGREGATE    SHARES NOT   CONTINGENTLY     CONTINGENTLY      PURCHASE       INTANGIBLE
                    NUMBER OF    SUBJECT TO    RETURNABLE      RETURNABLE         PRICE         AMORTIZATION
ACQUISITION          SHARES      REPURCHASE      SHARES          SHARES         ALLOCATION      FOR THE YEAR
-----------        -----------   -----------  -------------   -------------    ------------    -------------
TPRS               1,966,000     1,803,200         162,800    $     293,040    $ 39,269,688     $ 2,285,037
NSMM                 863,831       863,831               -                -      17,042,406         953,839
FLII               1,200,000     1,200,000               -                       23,703,088       1,536,279
                   ---------     ---------   -------------    -------------    ------------     -----------
                   4,029,831     3,867,031         162,800    $    293,040     $ 80,015,182     $ 4,775,155
                   =========     =========   =============    ============     ============     ===========


The following table shows information for each acquisition as of and for the year ended December 31, 2002.

                                                                    CASH
                                                                  DIVIDENDS
                                                                   PAID ON
                  AGGREGATE      SHARES NOT     CONTINGENTLY    CONTINGENTLY        PURCHASE        INTANGIBLE
                   NUMBER OF     SUBJECT TO      RETURNABLE      RETURNABLE          PRICE         AMORTIZATION
ACQUISITION        SHARES        REPURCHASE         SHARES         SHARES          ALLOCATION      FOR THE YEAR
-----------      -----------     ----------     -----------    --------------     ------------    -------------
TPRS               1,966,000       1,410,000       556,000      $  764,881       $ 31,998,460      $ 1,815,314
NSMM                 898,831         719,065       179,766         215,719         14,708,762          807,986
FLII               1,200,000         960,000       240,000         288,000         19,834,288        1,294,479
                   ---------      ----------    ----------      ----------       ------------      -----------
                   4,064,831       3,089,065       975,766      $1,268,600       $ 66,541,510      $ 3,917,779
                   =========       =========    ==========      ==========       ============      ===========

On November 14, 2001, the Company acquired a controlling interest in TPR & Partners N.V. ("TPR"), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM Europe"), serves as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of WPSAM Europe until June 30, 2006, at which time the Company will acquire those shares at a fair value price determined on that date. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. For the year ended December 31, 2004 there were no changes in the carrying value of goodwill.

For intangible assets subject to amortization expense, the estimated aggregate amortization expense for each of the five succeeding years ending December 31 is as follows:

                     2005                             $5,270,750
                     2006                             $5,264,183
                     2007                             $5,219,750
                     2008                             $5,219,750
                     2009                             $5,219,750


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

Principles of Consolidation
---------------------------
The Company consolidates all affiliated entities in which it has a majority ownership interest or maintains effective control. All material inter-company transactions have been eliminated.

Cash and Cash Equivalents
-------------------------
The Company considers cash in banks, money market funds and short-term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains the majority of its cash in money market funds at The Bank of Bermuda, a Bermuda-domiciled bank.

Investments in Unconsolidated Affiliates
----------------------------------------
The Company includes its investments in the common stock of investees in which it owns between 20-50% in the caption "Investments in Unconsolidated Affiliates" and accounts for such investments under the equity method of accounting.

Investments, Available for Sale
-------------------------------
Investments in equity and municipal securities have been classified as "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and, as such, are recorded at quoted market values. Transactions are recorded on a trade date basis. Unrealized gains and losses are recorded in accumulated other comprehensive income within shareholders' equity.

Furniture, Equipment, Software, Leasehold Improvements and Investment in
Aircraft
--------------------------------------------------------------------------------
Furniture, equipment, software, leasehold improvements and investment in aircraft are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the improvements. The aircraft is depreciated using an accelerated method over seven years.

Fees
----
Fees for the management of clients' accounts are based on terms stated in client contracts and are based upon a percentage of assets under management determined as of the last day of the prior quarter as specified in the contracts. Fees are recognized in the period in which they are earned. Under certain client contracts, the Company is entitled to receive performance fees when the return on assets under management exceeds specified benchmark returns or other performance targets. Performance fees are recorded as of the date on which the performance period ends.

Commissions
-----------
Commissions on brokerage activities and related trading costs are recorded on a trade date basis.

Income Taxes
------------
The Company uses the asset and liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"), to record income taxes. SFAS 109 states that "deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts". A valuation allowance is established to reduce deferred tax assets to amounts that are expected to be realized.

Foreign Currency Translation
----------------------------
The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The U.S. dollar effect that arises from translating the net assets of WPS Europe and WPSAM Europe is recorded in "accumulated other comprehensive income", a separate component of shareholders' equity.

Intangible Assets and Goodwill
------------------------------
Intangible assets arising from the Company's business acquisitions (see Note 2) are amortized on a straight-line basis over periods of five to 20 years. The carrying value of the intangibles acquired is reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives. Where the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss will be recognized. The loss will be the difference between the fair value of the asset and the carrying value of the asset.

Goodwill from the Company's acquisition of TPR (see Note 2) is accounted for pursuant to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"). In accordance with SFAS No. 142, goodwill is not amortized but is tested annually for impairment.

Earnings Per Share
------------------
Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options and vested unexercised options. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options and vested unexercised options issued to employees of the Company or its affiliates using the treasury stock method.

Share-Based Compensation
------------------------
Effective January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), as amended by Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure" ("SFAS No. 148"), using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The adoption of SFAS No. 123 did not have a material effect on the Company's results of operations or financial position.

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

Business Segments
-----------------
The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Reclassification of Comparative Financial Statements
----------------------------------------------------
Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements
-----------------------------

In December 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include stock options, restricted stock plans, performance-based awards, stock appreciation rights, and employee share purchase plans. The provisions of SFAS No. 123R are effective as of the first interim period that begins after June 15, 2005 with earlier adoption encouraged. Accordingly, the Company will implement the revised standard starting January 1, 2005. Note 12 to our Consolidated Financial Statements details our pro forma net income and earnings per share data as if we had used a fair-value-based method similar to the methods required under SFAS No. 123R. Management is assessing the implications of this revised standard, which may materially impact the Company's results of operations in the future.

NOTE 4: EARNINGS PER SHARE

                                                           2004             2003              2002
                                                           ----             ----              ----
Basic Earnings Per Share:
Net income                                              $ 63,148,687    $43,075,283    $ 55,451,007
                                                        ============    ===========    ============
Weighted average basic shares outstanding                 45,111,869     44,311,905      43,575,633
                                                        ------------    -----------    ------------
Net income per share                                    $       1.40    $      0.97    $       1.27
                                                        ============    ===========    ============

Diluted Earnings Per Share:
Net income                                              $ 63,148,687    $43,075,283    $ 55,451,007
                                                        ============    ===========    ============
Weighted average basic shares outstanding                 45,111,869     44,311,905      43,575,633
Add:  Unvested shares, contingently returnable
       shares, unvested options and vested
       unexercised options                                   412,174        886,060       2,437,739
                                                        ------------    -----------    ------------

Weighted average diluted shares outstanding               45,524,043     45,197,965      46,013,372
                                                        ------------    -----------    ------------
Net income per share                                    $       1.39    $      0.95    $       1.21
                                                        ============    ===========    ============

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

On December 31, 2004, 2003 and 2002, respectively, 46,113,462, 46,035,726 and
46,179,822 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 14) and dividends on these shares; 700,863, 1,212,254 and 1,988,415 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2004, 2003 and 2002, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                             2004                 2003               2002
                                                          -----------         -----------        -----------
Net income                                                $63,148,687         $43,075,283        $55,451,007
Other comprehensive income, net of tax:
     Reclassification adjustment for
       unrealized gains/(losses) on
        available for sale securities
        included in interest and other                         (7,361)            (72,251)           133,284
     Unrealized gains/(losses) on available
        for sale securities                                    21,870              73,427            (78,933)
     Foreign currency translation
        adjustment                                            396,833             537,532            451,594
                                                          -----------         -----------        -----------
Comprehensive income                                      $63,560,029         $43,613,991        $55,956,952
                                                          ===========         ===========        ===========


NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                                              2004              2003             2002
                                                          ----------       ----------        ---------
Investment in Bowen Asia Limited                          $2,317,130       $2,624,008        $2,826,185
Investment in Stewart Bowen Japan Ltd.                       158,557                -                 -
Investment in Kirk Management Ltd.                         1,307,323        1,231,398         1,157,074
                                                         -----------      -----------       -----------
Total                                                     $3,783,010       $3,855,406        $3,983,259
                                                          ==========       ==========        ==========


At December 31, 2004, the Company owned approximately 40% of Bowen Asia Limited ("Bowen").

The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. Kirk Management Ltd. owns Trinity Hall, a building located in Hamilton, Bermuda, which is leased by the Company from the joint venture and serves as the Company's headquarters.

The Company owns a 50% interest in Stewart Bowen Japan Ltd. ("SBJL"), a joint venture incorporated in the British Virgin Islands. W. P. Stewart Japan K.K., a wholly-owned subsidiary of SBJL, is located in Tokyo, Japan and provides client servicing and asset gathering activities. Bowen owns the remaining 50% interest in SBJL.

NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $2,531,126, $2,311,783 and $2,000,796 for the years ended December 31, 2004, 2003 and 2002, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company (see Note 8).

The Company has entered into agreements pursuant to which either Shamrock or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company (see Note 8). These costs, reflected in research and administration expenses, include $2,569,082, $2,584,769 and $2,855,298 for the years ended December 31, 2004, 2003 and 2002, respectively.

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

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $175,187, $162,477 and $144,619 for the years ended December 31, 2004, 2003 and 2002, respectively. These amounts are based upon the actual space utilized in each of those years.

WPS Dublin served as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company had no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collected and remitted to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $25,405 and $31,871 for the years ended December 31, 2003 and 2002, respectively. In addition, the Company pays WPS Investissements S.A. solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients. Such payments amounted to $6,358, $12,995 and $16,425 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), the principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory and research services. Such costs amounted to $1,227,329, $859,333 and $665,319 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2004, 2003 and 2002 were $6,098, $7,600 and $26,117, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $625,617, $988,184 and $631,756 for the years ended December 31, 2004, 2003 and
2002, respectively.

The Company pays Appleby Spurling Hunter and Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), a senior partner of which became a director of the Company in June 2002, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $43,679, $50,339 and $29,648 for the years ended December 31, 2004, 2003 and 2002, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $20,752,325, $5,765,255 and $5,743,933 for the years ended December 31, 2004, 2003 and 2002, respectively.

The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda of which, prior to 2004, one of the Company's directors was the Chief Executive Officer. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $180,000 for each of the years ended December 31, 2004, 2003 and 2002.

WPSAM serves as investment adviser to W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. This fund has a fixed fee of 25 basis points per annum and a 10% performance fee. Included in receivables from affiliates, net, at December 31, 2004, is a performance fee receivable in the amount of $13,537,506. There was no performance fee earned for the years ended December 31, 2003 or 2002.

Included in receivables from affiliates, net, at December 31, 2004, 2003 and 2002 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in investments available for sale at December 31, 2004, 2003 and 2002 are amounts of $895,423, $833,958 and $681,073, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the years ended December 31, 2004, 2003 and 2002 is rent expense in the amount of $194,552, $155,581 and
$135,274 which is paid to a company owned by the former principals of W.P. Stewart Asset Management (Europe) N. V., one of whom is an executive officer of the Company.

Included in other operating expenses for the years ended December 31, 2004 and 2003 are contributions in the amounts of $411,000 and $222,450 paid to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation.

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

Future principal payments on the loan as of December 31, 2004 are as follows:


               2005                                $ 790,651
               2006                                  816,729
               2007                                  843,756
               2008                                  871,570
               2009                                  900,587
               Thereafter (through 2013)          11,979,699
                                                ------------
                                                 $16,202,992
                                                 ===========

Interest expense on long-term debt totaled $579,318, $913,992 and $1,231,937 for the years ended December 31, 2004, 2003 and 2002, respectively.

The carrying value of this loan approximates its fair value as of December 31, 2004.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents).

NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2004, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2004, 2003 and 2002.

WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At December 31, 2004, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

For the year ended December 31, 2004, as discussed in Note 7, the Company earned a performance fee from W.P. Stewart Holdings N.V. ("WPSH NV"), our mutual fund listed on Euronext Amsterdam. As per the terms of the investment advisory agreement, the annual performance fee is payable annually in arrears and is calculated as 10% of the change in WPSH NV's net asset value per share from valuation date to valuation date, multiplied by the number of shares outstanding as of the earlier of the two dates. However, if the calculation were to produce a negative figure, that amount would be treated as a credit against future performance fees. If the advisory agreement were to be terminated by the investment adviser, the remaining negative balance, if any, would have to be paid back to WPSH NV by the investment adviser. At December 31, 2004, there is no intention by WPSAM, the investment adviser, to terminate the investment advisory agreement nor is there any negative balance.

The Company is involved in a legal action with a vendor arising in the ordinary course of business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 10: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee or director purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser, shall transfer to the Company all rights to such shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2004, 51,714 unvested common shares of former employees were repurchased and their installment notes totaling $845,547 were abated.

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

All the common shares described above are subject to vesting provisions.

Future minimum payments expected to be received on notes receivable for common shares as of December 31, 2004 are as follows:

                2005                              $   975,395
                2006                                  760,849
                2007                                  569,614
                2008                                  483,262
                2009                                  212,431
                Thereafter (through 2011)              65,165
                                                   ----------
                                                  $ 3,066,716
                                                  ===========

Interest income on all such notes was $464,146, $825,778 and $1,790,120 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 11: 2001 EMPLOYEE EQUITY INCENTIVE PLAN

The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the "Plan") provided for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company's shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

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

As provided in the Plan, as of July 24, 2004 no further grants may be awarded under the Plan. However, previously issued grants will extend beyond that date as expressly provided in the Plan documents.

During 2004, pursuant to the terms of the Plan, 8,622 and 21,092 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $532,399. Additionally in 2004, 4,286 and 3,572 vested employee share options granted in 2001 and 2002, respectively, were exercised for installment notes in the amount of $148,373. The installment notes bear interest at 8.5% per annum, are for a period of two years and are collateralized by the shares issued.

In 2004, pursuant to the terms of the Plan, 19,756 and 7,714 unexercised options granted in 2001 and 2002, respectively, were forfeited by former employees and non-employee directors of the Company. Additionally, in 2004, 131,447 and 48,627 vested options granted in 2001 and 2002, respectively, expired.

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

During 2003, pursuant to the terms of the Plan, 44,629 and 1,644 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $955,541.

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

During 2002, pursuant to the terms of the Plan, 172,314 unexercised options granted in 2001, were forfeited by former employees of the Company.

NOTE 12: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by SFAS No. 123, as amended by SFAS No. 148, using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the year ended December 31, 2004 for share options granted in 2003, was $5,639. There were no share options granted for the year ended December 31, 2004.

The options outstanding as of December 31, 2004 for grants awarded during the year ended December 31, 2003, are set forth below:

                                          WEIGHTED AVERAGE
                         OPTIONS       REMAINING CONTRACTUAL    WEIGHTED AVERAGE
   EXERCISE PRICES     OUTSTANDING          LIFE (YEARS)         EXERCISE PRICE
   ---------------     -----------     --------------------     ----------------
       $20.20             65,250               6                     $20.20

Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with APB No. 25. In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Share options granted for all periods prior to January 1, 2003, were accounted for under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The options outstanding as of December 31, 2004, 2003 and 2002 for grants made prior to January 1, 2003 are set forth below:


                                                                    WEIGHTED AVERAGE
                                                                  REMAINING CONTRACTUAL     WEIGHTED AVERAGE
DECEMBER 31,         EXERCISE PRICES      OPTIONS OUTSTANDING          LIFE (YEARS)          EXERCISE PRICE
-------------        ---------------      -------------------     ---------------------     ----------------
                     $20.80 - $25.65           672,540                    4                       $20.90
                     $16.58 - $28.42           422,924                    5                       $21.86
                                            ---------
    2004                                    1,095,464
                                            =========

                     $20.80 - $25.65           836,651                    5                       $20.89
                     $16.58 - $28.42           503,928                    6                       $21.88
                                            ---------
    2003                                    1,340,579
                                            =========

                     $20.80 - $25.65        1,186,519                    6                        $20.94
                     $16.58 - $28.42          559,501                    7                        $22.08
                                           ---------
    2002                                   1,746,020
                                           =========

Options exercisable at December 31, 2004, 2003 and 2002 were 208,319, 227,378 and 185,976 respectively.

Had compensation cost for the options granted under the Plan prior to January 1, 2003 been determined based on fair value at the grant dates consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2004, 2003 and 2002, would have been the following pro forma amounts:


(IN THOUSANDS, EXCEPT PER SHARE DATA)                                 2004                 2003                 2002
-------------------------------------                                 ----                 ----                 ----
Net income, as reported                                        $63,148,687          $43,075,283          $55,451,007
Adjustment for compensation cost                                   477,685              913,393            2,092,813
                                                               -----------          -----------          -----------
Pro forma net income                                           $62,671,002          $42,161,890          $53,358,194
                                                               ===========          ===========          ===========
Earnings per share, as reported:
  Basic                                                              $1.40                $0.97                $1.27
  Diluted                                                            $1.39                $0.95                $1.21
Pro forma earnings per share:
  Basic                                                              $1.39                $0.95                $1.22
  Diluted                                                            $1.38                $0.93                $1.16

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

The following range assumptions were applied in determining pro forma compensation cost:

                                    2004               2003               2002
                                    ----               ----               ----
Expected Life               1 to 7 years       1 to 7 years        1 to 7 years
Risk free interest rate    3.10% - 4.31%      1.60% - 4.32%       1.45% - 3.70%
Dividend yield             4.22% - 7.24%      4.22% - 7.24%       4.24% - 7.30%
Volatility                        16.22%             22.07%              39.96%

The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for the years ended December 31, 2004, 2003 and 2002, are not likely to be representative of the pro forma effects on net income and earnings per share in future years, because the assumptions used to determine the fair value can vary significantly.

Disclosed fair values of options for the years ended December 31, 2004, 2003 and 2002, for those options granted prior to January 1, 2003, have been estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates. The weighted average fair values of those options granted prior to January 1, 2003 were $2.12, $2.79 and $4.85 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE 13: RESTRICTED SHARES

On June 1, 2004, 20,000 restricted shares were granted to certain non-employee directors of the Company and on August 1, 2004, 118,000 restricted shares were granted to certain employees of the Company. These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder's equity as of that date and is being amortized over the four-year vesting period. Compensation expense resulting from the amortization of the unearned compensation for the year ended December 31, 2004 was $621,975.

NOTE 14: SHAREHOLDERS' VOTING RIGHTS

The Company's Bye-Laws limit the voting power of natural persons to 5%, and the voting power of other entities, "groups" (as defined in the U.S. Securities Exchange Act of 1934) and persons other than natural persons (legal persons) to 9.5%, of the votes attributable to the outstanding shares of the Company, regardless of how many of our shares (including common shares) they own or control. This restriction does not apply to parties who were shareholders immediately before our initial public offering, including WPS II, Inc. and certain individuals designated by the Company's Board of Directors who are currently affiliated with the Company. Votes that could have been cast by shareholders but for these voting restrictions are allocated to the other holders of the common shares pro-rata based on the number of shares they hold, except that no shareholder subject to the restrictions may receive an allocation to the extent that it would result in the shareholder holding more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. The Company's Board of Directors may approve the exemption of other persons or groups from this restriction.

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

NOTE 15: INCOME TAXES

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

The income tax provision/(benefit), all current, for the years ended December 31, 2004, 2003 and 2002 is as follows:

                                     2004             2003             2002
                                  -----------      -----------     ----------
          U.S.:
          Federal                 $ 6,279,761      $ 5,046,492     $ 4,928,254
          State and local           1,562,487        1,600,296       1,437,829
                                  -----------      -----------     -----------
                                    7,842,248        6,646,788       6,366,083
          Other:                        9,527        (663,521)          15,116
                                     --------     ------------     -----------
                                  $ 7,851,775      $ 5,983,267     $ 6,381,199
                                  ===========      ===========     ===========

NOTE 16: PENSION BENEFITS

The Company sponsors both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the U.S. The Company also sponsors similar defined contribution retirement plans in both Bermuda and the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements.

Total employer contributions amounted to $1,535,787, $1,486,044 and $1,259,929 for the years ended December 31, 2004, 2003 and 2002, respectively. Participants are immediately vested in their account balances.


NOTE 17: LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine, London, Curacao and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2004 were as follows:

         2005                                  $  2,983,734
         2006                                     2,774,616
         2007                                     2,774,616
         2008                                     1,002,242
         2009                                       963,888
         Thereafter (through 2021)                5,536,694
                                               ------------
                                               $ 16,035,790
                                               ============

Total rent expense for all operating leases was $2,909,452, $2,834,537 and $2,525,139, for the years ended December 31, 2004, 2003 and 2002, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 17-year total commitment amount of $2,970,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda. In addition, included in the table above is a one-year commitment amount of approximately $209,000 payable to a company owned by the former principals of TPR.

NOTE 18: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                           Fee Revenue
                                           -----------

                            2004               2003              2002
                        ------------      -------------      ------------
          U.S.          $ 76,129,771      $  70,657,079      $ 79,095,944
          Non-U.S.        39,875,729         23,405,259        26,322,834
                        ------------      -------------      ------------
          Total         $116,005,500      $  94,062,338      $105,418,778
                        ============      =============      ============

NOTE 19: SUBSEQUENT EVENTS

On January 3, 2005, the Company declared a dividend of $0.30 per share to shareholders of record as of January 14, 2005, payable on January 28, 2005 in the aggregate amount of $13,839,599.

On January 3, 2005, 18,535 restricted shares were granted to certain employees of the Company and on February 9, 2005, 19,500 restricted shares were granted to certain non-employee directors of the Company. These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements.

During the months of January and February 2005, 4,950 and 200 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate purchase price of $106,276.

SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   W.P. STEWART & CO., LTD.



                                                   By:  /s/ John C. Russell
                                                       -------------------------
                                                       Name: John C. Russell
                                                       Title: Managing Director

Date:  March 16, 2005

                                INDEX TO EXHIBITS


NUMBER     EXHIBIT
--------   --------------------------------------------------------------------
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