Form 20-F
period 2005-12-31
STEWART W P & CO LTD
filed 2006-03-17
CIK 750443

                       SECURITIES AND EXCHANGE COMMISSION
                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - For the transition period from _____________ to
     _____________

                                       OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 - Date of event requiring this shell company report
     _____________

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                                    Name of each exchange
           Title of Each Class                       on which registered
-----------------------------------------   ------------------------------------
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

As of December 31, 2005, 46,837,855 common shares, par value $0.001 per share, were issued and outstanding.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and larger accelerated filer" in Rule 12b-2 of the Securities Exchange Act. (check one):

   Large Accelerated Filer [ ] Accelerated Filer [X] Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).
Yes [ ] No [ X ]

                                TABLE OF CONTENTS                                                                PAGE
                                -----------------                                                                ----
PART I............................................................................................................1

   ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS............................................1

   ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE..........................................................1

   ITEM 3.       KEY INFORMATION..................................................................................2

   ITEM 4.       INFORMATION ON THE COMPANY.......................................................................9

   ITEM 4A.      UNRESOLVED STAFF COMMENTS.......................................................................30

   ITEM 5.       OPERATING AND FINANCIAL REVIEW AND PROSPECTS....................................................30

   ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES......................................................37

   ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...............................................46

   ITEM 8.       FINANCIAL INFORMATION...........................................................................49

   ITEM 9.       THE OFFER AND LISTING...........................................................................49

   ITEM 10.      ADDITIONAL INFORMATION..........................................................................50

   ITEM 11.      QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK......................................60

   ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES..........................................61

PART II..........................................................................................................61

   ITEM 13.      DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES..................................................61

   ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS....................61

   ITEM 15.      CONTROLS AND PROCEDURES.........................................................................62

   ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT................................................................62

   ITEM 16B.     CODE OF ETHICS..................................................................................62

   ITEM 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES..........................................................62

   ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES......................................63

   ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS..........................63

PART III.........................................................................................................64

   ITEM 17.      FINANCIAL STATEMENTS............................................................................64

   ITEM 18.      FINANCIAL STATEMENTS............................................................................64

   ITEM 19.      EXHIBITS........................................................................................64

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

         The income statement and balance sheet data set forth below as of and for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the consolidated audited financial statements for the years ended December 31, 2005, 2004 and 2003 and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, as they are commonly known.

                                                            AS OF, AND FOR THE YEAR ENDED, DECEMBER 31,
                                                     ---------------------------------------------------------
                                                        2005       2004        2003         2002       2001
                                                     ---------   ---------   ---------   ---------   ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
   Fees ..........................................   $ 113,198   $ 116,005   $  94,062   $ 105,419   $ 115,993
   Commissions ...................................      31,890      34,820      22,461      28,293      39,695
   Interest and Other ............................       2,767       1,496       2,279       3,570       5,028
                                                     ---------   ---------   ---------   ---------   ---------
                                                       147,855     152,321     118,802     137,282     160,716
                                                     ---------   ---------   ---------   ---------   ---------
Expenses:
   Employee Compensation and Benefits ............      34,153      29,102      22,942      26,337      28,246
   Fees Paid Out .................................       9,059       7,760       6,059       7,250       5,157
   Commissions, Clearance and Trading ............       6,993       7,371       4,811       5,919       7,376
   Research and Administration ...................      14,399      14,781      14,429      14,358      13,516
   Marketing .....................................       5,540       5,618       4,709       5,166       1,901
   Depreciation and Amortization .................       8,206       8,039       7,933       8,049       7,527
   Impairment of Intangible Asset ................      12,453           -           -           -           -
   Other Operating ...............................       9,960       8,649       8,861       8,371       9,543
                                                     ---------   ---------   ---------   ---------   ---------
                                                       100,763      81,320      69,744      75,450      73,266
                                                     ---------   ---------   ---------   ---------   ---------
Income Before Taxes ..............................      47,092      71,001      49,058      61,832      87,450
Provision for Taxes ..............................       7,039       7,852       5,983       6,381       7,153
                                                     ---------   ---------   ---------   ---------   ---------
Net Income .......................................   $  40,053   $  63,149   $  43,075   $  55,451   $  80,297
                                                     =========   =========   =========   =========   =========
Earnings Per Share:(1)
   Basic Earnings Per Share ......................   $    0.88   $    1.40   $    0.97   $    1.27   $    1.85
                                                     =========   =========   =========   =========   =========
   Diluted Earnings Per Share ....................   $    0.87   $    1.39   $    0.95   $    1.21   $    1.71
                                                     =========   =========   =========   =========   =========
WEIGHTED AVERAGE SHARES USED IN COMPUTATION:
   Basic .........................................      45,640      45,112      44,312      43,576      43,425
   Diluted .......................................      45,952      45,524      45,198      46,013      46,943
BALANCE SHEET DATA:
Total Assets .....................................   $ 152,580   $ 164,710   $ 141,008   $ 134,979   $ 143,278
Total Liabilities ................................   $  30,935   $  33,281   $  26,339   $  26,914   $  29,238
Shareholders' Equity .............................   $ 121,645   $ 131,429   $ 114,669   $ 108,065   $ 114,040

                                                               (IN MILLIONS, EXCEPT PER SHARE DATA)
OTHER DATA (unaudited):
Long-Term Debt ...................................   $    14.6   $    15.4   $    16.2   $    16.9   $    17.5
Cash Dividends Per Share .........................   $    1.20   $    1.20   $    1.20   $    1.20   $    1.20
Assets Under Management ..........................   $   9,514   $   9,348   $   8,561   $   7,655   $   9,171

----------
(1) Common shares purchased by our employees, restricted shares issued to our employees and options granted to our employees are subject to vesting. For treatment of unvested common shares, unvested options, vested unexercised options and potentially issuable common shares, see
         Note 4 of the notes to the consolidated financial statements contained herein.

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

         Our core investment management team currently consists of managers who have been with us for an average of ten years. If one or more of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.

         Two of our former portfolio managers left the Stewart Group in early 2006 and joined another asset management firm. Although similar departures have not resulted in a material loss of assets under management, the departure of these two former portfolio managers will most likely result in some client retention issues and we cannot be certain that the impact will be immaterial.

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

         o the resources and effectiveness of our marketing and client service personnel; and

         o        the level of fees and commissions charged for services.

         We currently compete with a large number of other asset management firms, as well as broker-dealers, commercial banks, investment banks, insurance companies and other financial institutions, some of which may have greater resources and a broader product offering. Because the cost of entering the asset management business is relatively low, entities may easily be formed which also may compete with us. If we are not able to compete successfully against existing and future competitors, current clients may withdraw their assets from our management, and we may be unable to attract a sufficient number of new clients to maintain or improve our revenue base and net income.

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

         o W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

         o W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 5% of their earnings in 2003 and on approximately 7% of their earnings in 2004, and expect to pay U.S. income tax on approximately 6% of their earnings in 2005, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

         We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 2003, 2004 and 2005. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart/Hartmann, Ltd., W.P. Stewart Asset Management (Europe), Ltd. and its subsidiaries, NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 12.2% for 2003 and 11.1% in 2004. We believe that the overall tax rate will not exceed 15.0% for 2005 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States. As a result of the recent departures of two portfolio managers, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased somewhat relative to the activity based in lower-tax jurisdictions. We believe this change will be temporary. However, this change in our business could result in an effective tax rate for 2006 in the range of 17-20% of pre-tax income, and there can be no assurance that our effective tax rate will not continue to fluctuate significantly as a result of various factors, including those described above.

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

         The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 2003 of Bermuda, but by virtue of the nature of their clients, they are currently exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known. W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Irish Financial Services Regulatory Authority, or IFSRA as it is commonly known, and was previously regulated by the Central Bank of Ireland. WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., are primarily regulated by the Netherlands Authority for the Financial Markets, commonly referred to as the AFM. In addition, W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. have each been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee. It is contemplated that W.P. Stewart Holdings N.V. will transfer its seat to Luxembourg. Upon such transfer W.P. Stewart Holdings N.V. and its new management company will be subject to the jurisdiction of the Commission de Surveillance du Secteur Financier, or the CSSF as it is commonly known.

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

         WE ARE AND WILL CONTINUE TO BE CONTROLLED BY AFFILIATED SHAREHOLDERS.

         All shareholders of WPS II, Inc., our largest shareholder, owning approximately 41% of the common shares as of February 28, 2006, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Additionally, our directors and executive officers beneficially own approximately 13.4% of the common shares. Also, substantially all of our other employees own common shares. Furthermore, the majority of these shareholders (including WPS II, Inc.) will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws and certain equity-based compensation arrangements.

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

         As of December 31, 2005, there were 46,837,855 common shares issued and outstanding. Of these shares, 20,254,647 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

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

         In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may materially affect the market price of our common shares.

ITEM 4.           INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF THE COMPANY

         THE STEWART GROUP

         The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda with additional operations or affiliates in the United States, Europe, Asia and the Netherlands Antilles, we managed approximately $9.5 billion in assets as of December 31, 2005. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 35% of our assets under management from non-U.S. clients as of December 31, 2005.

         Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses - large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 20.0% and 18.7%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2005, as compared with a return of 13.4% for the S&P 500 over the same period. Our compound annualized returns for the five and ten years ended December 31, 2005, before fees, were 4.5% and 12.6%, respectively, as compared to 0.5% and 9.1%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and ten years ended December 31, 2005, after fees, were 3.4% and 11.4%, respectively. Our return for the year ended December 31, 2005, before fees, was 7.3% as compared to a return of 4.9% for the S&P 500 during the same period. Our return for the year ended December 31, 2005, after fees, was 6.2%. See Item 4 B under the caption "Information on the Company - Business Overview."

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

         We acquired, in 1999, from First Long Island Holdings, LLC, 100% of the capital stock of First Long Island Investors, Inc., a significant symbiotic marketer for us. W.P. Stewart Asset Management (NA), Inc. (as the company is now known) is an asset-gathering firm based in New York, New York, and currently provides client servicing for the majority of our North American clients. We issued 1,200,000 common shares as consideration for this acquisition. To enhance our asset-gathering in North America, we entered into ongoing arrangements with First Long Island Investors, LLC, an entity under common ownership with First Long Island Holdings, LLC, under which First Long Island Investors, LLC continues to service W.P. Stewart Asset Management (NA), Inc.'s former clients and refers new clients to us.

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

         In January 2000, W.P. Stewart & Co. (Europe), Ltd. commenced its investment management business in London. W.P. Stewart & Co. (Europe), Ltd., a wholly-owned subsidiary of W.P. Stewart & Co., Ltd., provides investment research and sub-advisory services to our two Bermuda investment advisory companies (W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd.). Our investment professionals in London developed a European portfolio for our clientele using the time-tested principles of our U.S. investment philosophy and approach. In 2002 Lisa Stewart, a founder of Bowen Asia Limited, our 40% unconsolidated affiliate in Hong Kong, and the daughter of William P. Stewart, assumed the responsibility for integrating our

European and Asian investment teams to develop a single team responsible for all non-North-American research. In early 2005, Mark Phelps was hired as Director of Global Investments to further develop and be responsible for the global equity product and London team. We intend to continue to strengthen our London capabilities to advise on European and global portfolio products.

         These London initiatives will ensure that the research and investment management services offered by W.P. Stewart across all geographies are consistent in style and quality.

         On November 14, 2001, we acquired a controlling interest in TPR & Partners N.V., an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In the transaction, we initially acquired 9,000 of W.P. Stewart Asset Management (Europe), Ltd.'s 12,000 outstanding shares in exchange for 330,000 of our common shares. The former beneficial owners of TPR and their assigns will continue to hold the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. until June 30, 2006, at which time we have agreed to acquire those shares at a fair value price to be determined on that date. In addition, W.P. Stewart Asset Management (Europe), Ltd. currently provides client services for approximately $3.2 billion of our assets under management, and has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

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

         These elements have contributed to a 20.0% compound annual return before fees (18.7% after fees) for client accounts from January 1, 1975 to December 31, 2005.

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

         COMPETITIVE STRENGTHS

         We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy for over 30 years. Our experienced investment team currently consists of 20 investment analyst/portfolio managers with an average of approximately 18 years of experience in the industry. With nine offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

         CULTURE

         We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. Substantially all employee compensation is based solely on a percentage of the firm's annual operating profits; our general policy is not to pay fixed salaries or to guarantee compensation. Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd. Pursuant to our 2001 Employee Equity Incentive Plan, as amended, as of December 31, 2005, an aggregate of approximately 1,310,000 restricted share awards and option grants were outstanding or had been exercised. As of July 24, 2004, no additional awards will be granted under this Incentive Plan. All employee options and share purchases under such Plan are subject to seven year vesting. During 2004, we issued an aggregate of 118,000 common shares to ten employees as non-cash incentive compensation. An additional aggregate of 646,535 shares were issued to 29 employees during 2005 as part of such employees' non-cash compensation. It is our present intention to continue to make common shares available to our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees- Compensation."

         We believe that a key to our continued success is our highly motivated team of experienced investment professionals. Most act in the dual role of analyst and portfolio manager, with every investment portfolio handled by an individual manager, backed up by at least one other manager to provide continuity and stability. The group of analyst/portfolio managers is relatively small, a structure we intend to maintain. The investment professionals meet regularly and are able to interact quickly, informally and effectively.

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

         LONG-TERM PERFORMANCE RECORD

         During the 31-year period from January 1, 1975 through December 31, 2005, we experienced a 20.0% compound annual return, before fees, and a 18.7% compound annual return, after fees, compared to a 13.4% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000, 2001 and 2002 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates. As a result of retained investment gains as well as the contribution of new funds by existing and new clients, our assets under management have grown at a compound annual rate of approximately 8% during the period from December 31, 1995 to December 31, 2005.

         LOOK THROUGH EARNING POWER

         W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 31-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

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

         At any given time, few businesses meet our standards. Accordingly, our worldwide investment universe has historically been limited to fewer than 50 investment candidates from each of the United States, Europe, Japan and Asia-ex-Japan, which are selected based upon a consensus of our investment team. This has allowed us to concentrate our clients' investments in a portfolio typically of 15-20 companies that appear to offer the greatest long-term appreciation potential. The intent is to create a portfolio which comprises an aggregate earnings stream that grows each and every year and faster than average in most. We believe that this pattern of consistent, fairly rapid, earnings growth has been the primary driver behind the improving value of our clients' portfolios and the growth of our business over the years.

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

         The determination of whether a particular investment prospect is eligible for inclusion in our investment universe is the result of a collective, debate-driven process that actively involves all members of our investment team and reflects their collective research and analytical judgment and experience. While the entire investment team contributes to the research and appraisal process, each member has the freedom and responsibility to make investment decisions with respect to specific client accounts within the confines of the defined universe and established guidelines.

         BUSINESS STRATEGY

         Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 31-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

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

         INVESTMENT MANAGEMENT TEAM

Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We have 20 senior investment professionals and 14 associate portfolio managers who directly participate in the investment process. The following table identifies the senior investment professionals and summarizes their experience in the industry as of March 1, 2006:

                                                            YEARS IN    YEARS WITH
           NAME                   LOCATION       AGE        INDUSTRY      COMPANY
------------------------------   ----------   ----------   ----------   -----------
David A. Altman ..............   New York         48           24           12

Ebrahim Busheri ..............   New York         40           16            4

Dev Chakrabarti ..............   London           28            6            0(1)

Sang Chung ...................   Hong Kong        36           12            2*

Christian Diebitsch ..........   London           42           15            2

Arend E. Dikkers .............   London           48           22            3

Aadil Ebrahim ................   Hong Kong        30            8            2*

Samantha Epstein .............   New York         36           14            7

Robert G. Gebhart ............   New York         34           12            3

Robert Kahn ..................   New York         73           46           31

Naomitsu Kimoto ..............   Tokyo            42           17            2*

Celina Lin ...................   Hong Kong        46           16           11*

Jack Mahler ..................   New York         47            9            0(2)

Brigitte Neigut ..............   New York         32            2            0(3)

Keith Olson ..................   Hong Kong        47           23            3*

Mark I. Phelps ...............   London           46           21            1

Harry W. Segalas .............   New York         45           23           15

Lisa M. Stewart ..............   Hong Kong        48           23           12*

William P. Stewart ...........   Bermuda          68           51           31

James T. Tierney .............   New York         39           18            6

----------
*        Includes years with Bowen Asia Limited.
(1)      Joined W.P. Stewart in December 2005.
(2)      Joined W.P. Stewart in December 2005.
(3)      Joined W.P. Stewart in May 2005.

         HISTORICAL PERFORMANCE RECORD

         JANUARY 1, 1975-DECEMBER 31, 2005 PERFORMANCE

         We have achieved a 20.0% compound annual return before fees, and a 18.7% compound annual return after fees for the period from January 1, 1975 through December 31, 2005. This compares to a 13.4% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and 10 years ended December 31, 2005, before fees, were 4.5% and 12.6%, respectively, as compared to 0.5% and 9.1%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2005, after fees, were 3.4% and 11.4%, respectively. Our return for the year ended December 31, 2005, before fees, was 7.3% as compared to a return of 4.9% for the S&P 500 during the same period. Our return for the year ended December 31, 2005, after fees, was 6.2%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

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

         The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2005. See "Method of Performance Calculation" below.

                          MANAGED ACCOUNTS VS. S&P 500

                                [CHART APPEARS HERE]

                        Value of $100 invested on December 31, 1974
                    ----------------------------------------------------
Year                S&P 500          WPS Pre-Fee            WPS Post-Fee
----                -------          -----------            ------------
'74                     100                  100                     100
'75                     137                  165                     164
'76                     170                  217                     213
'77                     157                  251                     245
'78                     167                  284                     273
'79                     197                  377                     361
'80                     261                  504                     477
'81                     248                  558                     523
'82                     301                  764                     710
'83                     369                  980                     903
'84                     391                1,154                   1,052
'85                     515                1,720                   1,554
'86                     611                2,083                   1,863
'87                     642                2,266                   2,005
'88                     748                2,482                   2,170
'89                     986                3,377                   2,925
'90                     955                3,823                   3,266
'91                   1,247                5,892                   4,988
'92                   1,342                6,307                   5,274
'93                   1,477                6,177                   5,108
'94                   1,496                6,377                   5,212
'95                   2,059                8,592                   6,950
'96                   2,532               11,682                   9,352
'97                   3,377               15,444                  12,242
'98                   4,343               20,486                  16,074
'99                   5,256               22,901                  17,762
'00                   4,778               22,613                  17,318
'01                   4,210               21,296                  16,116
'02                   3,279               18,226                  13,610
'03                   4,220               21,838                  16,141
'04                   4,679               26,291                  19,239
'05                   4,909               28,220                  20,428

         EXAMINATION OF PERFORMANCE RECORD

         Our independent accountants, PricewaterhouseCoopers LLP, have performed an examination of our performance record for the period January 1, 1989 through December 31, 2003, including the five- and ten-year periods ended December 31, 2003, and have been engaged to perform such an examination to encompass the period ended December 31, 2005.

         METHOD OF PERFORMANCE CALCULATION

         ACCOUNT INCLUSION. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2005 are referred to as the "composite" or the "managed accounts."

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

         S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2005 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P 500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2005 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

         ASSETS UNDER MANAGEMENT

         The following table shows assets under management during the period from January 1, 2003 through December 31, 2005. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                           ---------------------------------
                                             2005        2004        2003
                                           ---------   ---------   ---------
                                                    (in millions)
Beginning Assets Under Management ......   $   9,348   $   8,561   $   7,655
                                           =========   =========   =========
Ending Assets Under Management .........   $   9,514   $   9,348   $   8,561
                                           =========   =========   =========

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

                      NET FLOWS OF ASSETS UNDER MANAGEMENT

                                                     YEAR ENDED
                                                    DECEMBER 31,
                                           ---------------------------------
                                             2005        2004        2003
                                           ---------   ---------   ---------
                                                    (in millions)
Existing Accounts:
   Contributions .......................   $     988   $     912   $     844
   Withdrawals .........................      (1,036)       (852)       (892)
                                           ---------   ---------   ---------
Net Flows of Existing Accounts .........         (48)         60         (48)
Publicly Available Funds:
   Contributions .......................         256         203         171
   Withdrawals .........................        (149)       (172)       (167)
Direct Accounts Opened .................         312         228         326
Direct Accounts Closed .................        (733)       (940)       (618)
                                           ---------   ---------   ---------
Net New Flows ..........................        (314)       (681)       (288)
                                           ---------   ---------   ---------
Net Flows of Assets Under Management ...   $    (362)  $    (621)  $    (336)
                                           =========   =========   =========

         The following table shows client retention information for the last three years.

                                ACCOUNT RETENTION

                                                        YEAR ENDED
                                                       DECEMBER 31,
                                              ---------------------------------
                                                2005        2004        2003
                                              ---------   ---------   ---------
Number of Accounts at Beginning of Period ..      1,910       2,081       2,204
Number of Accounts Closed During Period ....        188         262         250
Retention Rate .............................       90.2%       87.4%       88.7%

         CLIENT BASE

         Our client base is diverse. Approximately 64% of our assets under management, and 81% of our accounts, as of December 31, 2005, were associated with high net-worth individuals and their affiliates. As of December 31, 2005, approximately 35% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.

         The following tables show, as of December 31, 2005, 2004 and 2003, the amount of assets under management in direct relationship client accounts and in accounts referred to us by clients' consultants, and the number of accounts by relationship type.

                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE

                                                   AS OF DECEMBER 31,
                                           ---------------------------------
                                             2005        2004        2003
                                           ---------   ---------   ---------
                                                    (in millions)
Direct Relationship ....................   $   8,847   $   8,615   $   7,766
Consultant Related .....................         667         733         795
                                           ---------   ---------   ---------
     Total .............................   $   9,514   $   9,348   $   8,561
                                           =========   =========   =========

                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE

                                                   AS OF DECEMBER 31,
                                           ---------------------------------
                                             2005        2004        2003
                                           ---------   ---------   ---------
Direct Relationship ....................       1,738       1,792       1,914
Consultant Related .....................         103         118         167
                                           ---------   ---------   ---------
     Total .............................       1,841       1,910       2,081
                                           =========   =========   =========

         Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2005, 2004 and 2003 represented 39.8%, 39.2% and 37.2%, respectively, of our direct relationship accounts as of such dates.

         The following table shows our assets under management by client type.

                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE

                                           ASSETS UNDER MANAGEMENT AS OF            NUMBER OF ACCOUNTS AS OF
                                                DECEMBER 31, 2005                      DECEMBER 31, 2005
                                        ------------------------------------   ------------------------------------
                                           U.S.       NON-U.S.      TOTAL         U.S.       NON-U.S.      TOTAL
                                        ----------   ----------   ----------   ----------   ----------   ----------
                                                   (in millions)
High Net-Worth Individual
     Relationships/Pooled Funds*....    $    3,234   $    2,891   $    6,125        1,357          136        1,493
Foundations & Other
     Relationship Directed
     Institutional .................         2,543          161        2,704          232            2          234
Other Institutional ................           376          309          685           65           49          114
                                        ----------   ----------   ----------   ----------   ----------   ----------
     Total .........................    $    6,153   $    3,361   $    9,514        1,654          187        1,841
                                        ==========   ==========   ==========   ==========   ==========   ==========

----------
* Pooled funds have been included in High Net-Worth Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.

         The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.

                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS

                                                   AS OF DECEMBER 31,
                                           ---------------------------------
                                             2005        2004        2003
                                           ---------   ---------   ---------
                                                    (in millions)
U.S. Clients ...........................   $   6,153   $   6,265   $   6,012
Non-U.S. Clients .......................       3,361       3,083       2,549
                                           ---------   ---------   ---------
     Total .............................   $   9,514   $   9,348   $   8,561
                                           =========   =========   =========

         INVESTMENT ADVISORY REVENUES

         Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our current standard fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% per annum of any account balance in excess of $25 million up to $100 million, plus 1.0% per annum of any account balance in excess of $100 million. Our standard fee arrangement is non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients' funds held on a long-term basis in fixed income investments (approximately $24 million at December 31, 2005) are subject to a 0.30% annual fee. We have also offered a limited number of clients with a high minimum account size the opportunity to pay a lower fixed fee plus a performance fee. The performance fee is either based upon the performance of the client's account or the amount by which the account's performance exceeded the performance of the S&P 500. As of December 31, 2005, only nine clients with an aggregate of approximately $1.2 billion in assets under management had a performance fee arrangement. This includes W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. For the year ended December 31, 2005, we recognized a performance fee of $5.4 million from W.P. Stewart Holdings N.V. Fees under our investment advisory contracts are typically billed and payable quarterly, in advance. Performance fees are recorded as of the date on which the performance period ends. The following table shows the average annualized gross management fee, excluding the effect of any performance fees, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2005:

                                                AVERAGE GROSS MANAGEMENT
                                               FEE AS A PERCENT OF ASSETS
                                                    UNDER MANAGEMENT
                                               --------------------------
                                                       YEAR ENDED
CLIENT TYPE                                         DECEMBER 31, 2005
-------------------------------------------    --------------------------
Institutional..............................                 1.13%

Non-Institutional..........................                 1.19%

U.S. Clients...............................                 1.27%

Non-U.S. Clients...........................                 0.97%

Overall Weighted Average...................                 1.17%

         The average gross management fee, excluding the effect of any performance fees, was 1.17% for the year ended December 31, 2005. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, account balances in excess of $25 million and $100 million are subject to lower fees, and because accounts that have performance-based arrangements are subject to a much lower quarterly base advisory fee.

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

         GEOGRAPHIC AREA DATA

         Our primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2005, 2004 and 2003 were as follows:

                                            FEE REVENUE
                        ----------------------------------------------------
                            2005               2004              2003
                        --------------    ---------------    ---------------
           U.S.         $   76,498,570    $    76,129,771    $    70,657,079
           Non-U.S.         36,699,263         39,875,729         23,405,259
                        --------------    ---------------    ---------------
           Total        $  113,197,833    $   116,005,500    $    94,062,338
                        ==============    ===============    ===============

         COLLECTIVE INVESTMENT FUNDS

         Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2005, we also served as investment adviser to 36 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S. clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2005:

           JURISDICTION OF                       ASSETS UNDER
          FORMATION OF FUND                       MANAGEMENT
--------------------------------------------     -------------
                                                 (in millions)
Netherlands Antilles........................     $      1,007

Luxembourg..................................              649

Austria.....................................              109

British Virgin Islands......................              103

United States...............................              100

Austria.....................................               76

The Netherlands.............................               73

Ireland.....................................               60

British Virgin Islands......................               54

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

         Two of our former portfolio managers left the Stewart Group in early 2006 and joined another asset management firm. This will most likely result in some client retention issues. Although similar departures in the past have not resulted in a material loss of assets under management, we cannot be certain that the impact will be immaterial in the current situation.

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

         In the United Kingdom, the main regulatory body is the Financial Services Authority. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the Republic of Ireland, the Irish Financial Services Regulatory Authority is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. These responsibilities were previously under the authority of the Central Bank of Ireland. In The Netherlands, De Nederlandsche Bank N.V., known as the Dutch Central Bank, has historically been responsible for the regulation of fund management activities, such as the supervision of WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V., the shares of which fund are traded on Euronext Amsterdam. Most of those responsibilities of the Dutch Central Bank have been transferred to the Netherlands Authority for the Financial Markets, commonly referred to as the AFM, as of September 1, 2002. In addition, W.P. Stewart & Co., Ltd. and W.P.

Stewart Asset Management Ltd. have each been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee, including the AFM's capital adequacy requirements. W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. currently satisfy these requirements. It is contemplated that W.P. Stewart Holdings N.V. will transfer its seat to Luxembourg. Upon such transfer, W.P. Stewart Holdings N.V. (to be renamed W.P. Stewart Holdings Fund) and its new management company, W.P. Stewart Fund Management S.A., will be subject to the jurisdiction of the Commission de Surveillance du Secteur Financier, or the CSSF as it is commonly known.

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

         W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, and supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2005, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $12.6 million, or approximately $12.5 million in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001, including the money laundering prevention provisions thereof.

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

                                            -----------------------------------------
                                                    W.P. Stewart & Co., Ltd.,
                                                       our Bermuda-based
                                                       investment adviser
                                            -----------------------------------------
---------------                                                                                                   -----------
      75%                                                                                                           Approx.
                                                                                                                      40%
---------------                                                                                                   -----------
---------------  ------------  -----------  ------------  -------------  ------------  ------------  -----------  -----------
  W.P. Stewart   W.P. Stewart   NS Money    W.P. Stewart     W.P.        W.P. Stewart  W.P. Stewart      TPRS        Bowen
     Asset          & Co.      Management        &          Stewart       Securities       Asset       Services       Asia
   Management     (Europe),     Ltd., our    Co., Inc.,      Asset       Limited, our   Management    N.V., our   Limited,(1)
   (Europe),      Ltd., our     Bermuda-      our New     Management       Bermuda-     (NA), Inc.,    Curacao-       our
  Ltd.,(2) our     London-     based asset     York-       Ltd., our        based           our      based asset      Hong
 Bermuda -based     based        manager       based       Bermuda-        broker-       New York-     gatherer      Kong-
    umbrella       research                   research       based          dealer      based asset                  based
  company for     affiliate                  affiliate    investment                     gatherer                   research
 European asset                                             adviser                                                affiliate
   gathering
---------------  ------------  -----------  ------------  -------------  ------------  ------------  -----------  -----------

      (3)
---------------                                           -------------
  W.P. Stewart                                            W.P. Stewart
     Asset                                                    Fund
   Management                                              Management
 (Europe) N.V.,                                           Limited, our
      our                                                    Dublin-
  Netherlands-                                             based fund
  based asset                                              management
    gatherer                                                 company
---------------                                           -------------

----------

     1. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it has an option (exercisable from June 2004 to June 2009) to increase ownership to 50% or more.

     2. W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it will acquire the remaining 25% on June 30, 2006.

     3.   Indirectly owned.

         D.       PROPERTY, PLANT AND EQUIPMENT

         Our headquarters and certain of our executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton, Bermuda in a building owned by a joint venture between the Stewart Group and The Bank of Bermuda Limited and leased to us by the joint venture on arms-length commercial terms. We also lease offices in New York, New York; Portland, Maine; London, England; Curacao, Netherlands Antilles; Oegstgeest, The Netherlands; Luxembourg, Grand-Duchy of Luxembourg; and, through a joint venture with Bowen Asia Limited, Tokyo, Japan. We believe our facilities have been well maintained, are in good operating condition, are adequate for our current operational requirements and could be replaced, if necessary, on acceptable terms.

ITEM 4A.          UNRESOLVED STAFF COMMENTS

         Not Applicable

ITEM 5.           OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         OVERVIEW

         W.P. Stewart & Co., Ltd., together with its subsidiaries, is a research-focused investment adviser that manages assets for high net-worth individuals and institutions located throughout the world. Our principal source of revenues is investment advisory fees and, accordingly, fluctuations in financial markets and client contributions and withdrawals have a direct effect on revenues and net income. Additionally, significant components of our expenses are variable in nature and tend to partially offset fluctuations in revenue.

         Our advisory fees are computed quarterly based on account market values and fee rates pursuant to investment advisory contracts with clients. Our general policy is to bill clients quarterly, in advance. As a result of this policy, the increase in assets under management due to our strong performance during the fourth quarter of 2004 did not affect revenue until the first quarter of 2005. Under certain client contracts, we are entitled to receive performance fees when the return on assets under management exceeds specified benchmark returns or other performance targets. Performance fees are recorded as of the date on which the performance period ends.

         Another component of our revenues is brokerage commissions. Commission revenues earned on our brokerage activities, substantially all of which relate to client accounts, vary directly with account trading activity and new account generation. Therefore, commission revenue is also affected by market conditions.

         Interest and other revenue primarily consists of interest earned on our cash management activities, interest earned on notes receivable for employee purchases of common shares, investment and foreign currency gains and losses, subscription fees earned from our mutual funds and equity income relating to our investments in unconsolidated affiliates.

         We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for substantially all employees varies with operating profit. At the beginning of each year, any such employee is allocated a participation in our compensation pool. Certain employees may also be eligible for other cash or non-cash incentive compensation. Compensation paid depends upon our actual operating profit, as adjusted for amortization of intangibles, non-cash compensation and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense may vary within a targeted range of adjusted operating profit. Compensation expense for employees participating in the compensation pool was approximately 26%, 24% and 25% of adjusted operating profit for the years ended December 31, 2005, 2004 and 2003, respectively. In 2005, our compensation expense was above our target of 24% of adjusted operating profit. This was the result of a decision by senior management to reward our employees for their strong efforts during a difficult year, despite the actual lower level of adjusted operating profit. It is currently anticipated that compensation expense for the year ending December 31, 2006 will be approximately 24%.

         Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements and that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship - they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.

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

         Our effective tax rate is driven by tax jurisdictions in which we conduct business activity, and to the extent that these activities change, our tax rate may vary accordingly.

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

         Late in the fourth quarter of 2005, we were instructed to liquidate certain NS Money Management accounts as a result of a third party business transaction impacting the related clients. This resulted in an outflow of approximately $200 million in assets under management. The future undiscounted cash flows generated by the advisory fees on the $200 million of assets under management supported the NS Money Management customer related intangible assets. As a result of this event, for the year ended December 31, 2005, we recognized an impairment loss equal to the carrying value of the asset in the amount of $12,452,978.

         A.       OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2005 AS COMPARED TO YEAR ENDED DECEMBER 31, 2004

         ASSETS UNDER MANAGEMENT

         Assets under management were approximately $9.5 billion at December 31, 2005, an increase of approximately $0.2 billion or 2.2% from approximately $9.3 billion at December 31, 2004.

         The following table sets forth the total net flows of assets under management for the years ended December 31, 2005 and 2004, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                              NET FLOWS OF ASSETS UNDER MANAGEMENT
                              ------------------------------------
                                        (IN MILLIONS)

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                          -------------------
                                                            2005       2004
                                                          --------   --------
                  Existing Accounts:
                    Contributions                         $    988   $    912
                    Withdrawals                             (1,036)      (852)
                                                          --------   --------
                  Net Flows of Existing Accounts               (48)        60
                                                          --------   --------
                  Publicly Available Funds:
                    Contributions                              256        203
                    Withdrawals                               (149)      (172)
                  Direct Accounts Opened                       312        228
                  Direct Accounts Closed                      (733)      (940)
                                                          --------   --------
                  Net New Flows                               (314)      (681)
                                                          --------   --------
                  Net Flows of Assets Under Management    $   (362)  $   (621)
                                                          ========   ========

         REVENUES

         Revenues were $147.9 million for the year ended December 31, 2005 a decrease of $4.4 million or 2.9% from $152.3 million earned for the year ended December 31, 2004. The change was due to a $2.8 million or 2.4% decrease in fee revenue, a $2.9 million or 8.4% decrease in commission revenue and a $1.3 million or 85.0% increase in interest and other revenues. The average gross fee earned from client accounts, excluding the effect of any performance fees, was 1.17% for the year ended December 31, 2005 as compared to 1.19% for the year ended December 31, 2004. The change in the average gross fee rate was due to a slight change in the client account mix in favor of larger accounts subject to our fee break, a greater percentage of our accounts having been with us for a longer period of time and having lower fee rates which have been grandfathered under our current fee structure and the fact that three of our large accounts are performance fee based accounts. The change in fee revenue was the result of a $7.8 million decrease in performance fees earned partially offset by an increase in fees based on higher assets under management for 2005. Commission revenue was lower for the year ended December 31, 2005, compared to the year ended December 31, 2004 due to lower trading volume based upon the investment decisions made by our portfolio managers. Interest and other revenues increased primarily due to an increase in interest income earned on our cash management activities, an increase in investment and foreign currency gains and higher income earned from our unconsolidated affiliates.

         EXPENSES

         Expenses, excluding income taxes, increased approximately $19.4 million or 23.9% to $100.8 million for the year ended December 31, 2005 from $81.3 million in the prior year. The most significant item which caused this increase was the non-cash impairment loss of $12.5 million recognized in respect of a write-off of our customer related intangibles. The remaining increase was due to changes in operating expenses, including an increase in variable expenses of $1.3 million in fees paid out, which are directly related to assets under management of referred accounts and an increase in employee compensation and benefits of $5.1 million offset in part by a decrease in commissions, clearance and trading of $0.4 million, which vary with account activity. The increase in employee compensation and benefits was caused by an increase in the compensation percentage for 2005 based on lower adjusted operating profit and additional non-cash compensation expense related to restricted shares issuances in 2004 and 2005. These grants were to several key employees and resulted in higher non-cash compensation expense of approximately $3.3 million for the year ended December 31, 2005. Additionally, research and administration expenses decreased $0.4 million, marketing expenses decreased $0.1 million, depreciation and amortization increased $0.1 million and other operating expenses increased $1.3 million. Included in other operating expenses is minority interest expense related to WPSAM Europe of $0.5 million due to higher profitability in 2005 and costs of approximately $0.5 million or approximately one cent per share, related to due diligence work performed in connection with our entering into negotiations for a strategic acquisition. We did not proceed with the acquisition and these costs were expensed in the first quarter of 2005.

         Our income tax expense decreased $0.9 million to $7.0 million for the year ended December 31, 2005 from $7.9 million in the prior year. The effective U.S. GAAP tax rates were approximately 15% for 2005 and 11.1% for 2004. The effective rate for the year ended December 31, 2005 adjusted for the non-recurring non-cash impairment charge of $12.5 million was 11.8%. The higher than expected tax rate for the year ended December 31, 2005, was primarily due to the non-deductible non-cash impairment charge of $12.5 million and the fact that a larger portion of our performance fees earned on December 31, 2005, was subject to U.S. corporate tax.

         NET INCOME

         Net income for the year ended December 31, 2005 decreased $23.0 million or 36.6% to $40.1 million from $63.1 million for the prior year as operating expenses increased at a higher rate than revenues.

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

                              NET FLOWS OF ASSETS UNDER MANAGEMENT
                              ------------------------------------
                                        (IN MILLIONS)

                                                             YEARS ENDED
                                                             DECEMBER 31,
                                                          -------------------
                                                            2004       2003
                                                          --------   --------
                  Existing Accounts:
                    Contributions                         $    912   $    844
                    Withdrawals                               (852)      (892)
                                                          --------   --------
                  Net Flows of Existing Accounts                60        (48)
                                                          --------   --------
                  Publicly Available Funds:
                    Contributions                              203        171
                    Withdrawals                               (172)      (167)
                  Direct Accounts Opened                       228        326
                  Direct Accounts Closed                      (940)      (618)
                                                          --------   --------
                  Net New Flows                               (681)      (288)
                                                          --------   --------
                  Net Flows of Assets Under Management    $   (621)  $   (336)
                                                          ========   ========

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

         EXPENSES

         Expenses, excluding income taxes, increased approximately $11.6 million or 16.6% to $81.3 million for the year ended December 31, 2004 from $69.7 million in the prior year. The increase was due to changes in operating expenses, including an increase in variable expenses of $1.7 million in fees paid out, which are directly related to assets under management of referred accounts, an increase in commissions, clearance and trading of $2.6 million, which vary with account activity, and an increase in employee compensation and benefits of $6.2 million due to an increase in adjusted operating profit, on which that compensation is based. Additionally, marketing expenses increased $0.9 million due to higher costs related to marketing travel, our new corporate branding program and higher than anticipated marketing compensation due to very strong performance in the fourth quarter 2004, research and administration increased $0.3 million, depreciation and amortization increased $0.1 million and other operating expenses decreased $0.2 million due to generally lower costs relating to a variety of operating expenses.

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

         In 1998, WPS Aviation Holdings LLC, a limited liability company wholly owned by us acquired, by assignment, the rights and obligations of Shamrock Aviation, Inc., a company controlled by certain shareholders of W.P. Stewart & Co., Ltd., under a purchase agreement to buy a Challenger aircraft for $22.5 million. The aircraft was placed in service on April 8, 1999. General Electric Capital Corporation financed the aircraft with 10-year, amortizing loans. During 1999, we paid $22.5 million under the purchase agreement, of which GECC provided $19.6 million under the loans. Shamrock Aviation, Inc., or an entity affiliated with Shamrock, operates the Challenger aircraft for us. We are charged actual cost of operations for such operating services. We believe that ownership of this aircraft enables us to efficiently manage the heavy travel schedules of our investment and research professionals, at rates more favorable to us than would be charged by an unaffiliated charterer.

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

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not Applicable.

         D.       TREND INFORMATION

         The positive performance of our clients' portfolios seen in 2003 and 2004 continued in 2005 but at a significantly slower pace.

         As in the prior year, for 2005, our U.S. Equity Composite outperformed the S&P 500 on both a pre-fee and post-fee basis. In 2003, our performance results lagged the S&P 500, which we believe is not uncommon in the early stages of an economic recovery. However, as the economic recovery matured, our performance exceeded the S&P 500. Historically, we have seen that in the first year of a recovery, quality shares tend to lag, but this period is usually limited in duration to 12-15 months. This pattern repeated itself, with quality shares beginning to outperform in the second half of 2004. What is more significant is that, in previous periods, our experience has been that this out-performance can last for several years. Hence, we are optimistic about 2006 and the following several years.

         Our positive performance has been somewhat offset over the past couple of years by negative net flows of assets under management. We are working to expand and develop existing and new distribution alliances in order to reverse this trend. We believe we have made some progress in the last couple of years in this regard; however, this is not an exercise that leads to quick results. In addition, the departure of two portfolio managers in early 2006 will most likely result in some client retention issues in the current year.

         In 2005, the economy and corporate earnings continued their forward progression. Nonetheless, investor sentiment was negatively impacted by energy price volatility, further interest rate increases, fear of a real estate bubble, the war in Iraq, and a series of horrific natural disasters. As a result, strength in company earnings was partially offset by erosion in price/earnings multiples. The Dow declined for the first time in three years while broader market indexes, such as the Standard & Poor's 500 and the Russell 1000, registered only modest gains. Although continued interest rate hikes and higher energy costs may restrain economic expansion in 2006, gains in employment and income, as well as the likelihood of continued strong business capital investment, should keep the economy moving forward. In addition, we believe a healthier global economy is emerging. While we expect corporate profit growth to slow as we move further into the economic cycle, we believe the earnings growth underlying our U.S. Equity Composite will be 12% or better in 2006. Most of all, we believe the more selective equity investment approach that we employ will prove ever more valuable.

         As a result of the recent portfolio manager departures noted above, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased somewhat relative to the activity based in lower-tax jurisdictions. We believe this change will be temporary, and we are currently taking steps to restore our historical geographical mix. However, based on the current facts and assuming that we are not successful in restoring our historical business mix, this change in our business could result in an effective tax rate for 2006 in the range of 17-20% of pre-tax income.

         E.       OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

         F.       TABULAR DISCLOSURE OF CONTRACTUAL ARRANGEMENTS

         W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2005:


                                                              CONTRACTUAL OBLIGATIONS
                                 -------------------------------------------------------------------------------
                                                                   (IN MILLIONS)

                                     2006          2007-2008       2009-2010     2011-THEREAFTER      TOTAL
                                 --------------  --------------  --------------  ---------------  --------------
Long-Term Debt (1)               $          0.8  $          1.7  $          1.8  $          11.1  $         15.4
Minimum Rental Commitments (2)   $          3.0  $          5.8  $          6.8  $          22.7  $         38.3

     (1) See Note 8 to the consolidated financial statements for additional information.

     (2) See Note 17 to the consolidated financial statements for additional information.

                                                              CONTINGENT COMMITMENTS
                                 -------------------------------------------------------------------------------
                                                                    (IN MILLIONS)

                                                            AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                 -------------------------------------------------------------------------------
                                       2006         2007-2008       2009-2010    2011-THEREAFTER      TOTAL
                                 --------------  --------------  --------------  ---------------  --------------
Commitments under letters
 of credit (3)                                -  $          1.2               -  $           0.7  $          1.9

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

         The following table sets forth information with respect to the current directors and executive officers of W.P. Stewart & Co., Ltd. Effective as of March 31, 2006, John C. Russell will assume the position of President and Chief Executive Officer, on an interim basis, following Henry B. Smith's decision to resign as of such date for health reasons. At such time, Mr. Russell will relinquish the position of Deputy Chairman but will remain a Director and member of the Executive Committee, and Mr. Smith will remain on the board of directors as Deputy Chairman and a member of the Executive Committee. The board of directors has established a special committee to conduct a search for a new President and Chief Executive Officer with plans to fill the position within the next few months.

                                                                                             POSITION HELD
NAME                                                     POSITION                            SINCE
-----------------------------------  ------------------------------------------------------  ----------------
William P. Stewart.................  Chairman and Director(1)                                June 1998
John C. Russell....................  Deputy Chairman and Director(1)                         June 1998
Henry B. Smith.....................  President, Chief Executive Officer and Director(1)      June 1998
                                                                                             (Director); May
                                                                                             2005 (officer)
Dominik M.F. Brunner...............  Director(3)                                             May 2004
Angus S. King, Jr..................  Director(2)(4)                                          February 2004
Jeremy W. Sillem...................  Director(3)(4)                                          May 2005
Heinrich Spangler..................  Director(2)(4)                                          June 1998
Jan J. Spiering....................  Director(3)                                             September 2004
Richard D. Spurling................  Director (2)(4)                                         June 2002
Rocco Macri........................  Chief Operating Officer                                 May 2005
Susan G. Leber.....................  Chief Financial Officer                                 May 2005
Fred T. Busk III...................  Global Marketing Director                               November 2005
Sylvia A. Cart.....................  Deputy Managing Director - Broker/Dealer                April 2005
Mark A. Henderson..................  Deputy Managing Director                                November 1998
Peter Jan P. Rubingh...............  Deputy Managing Director                                January 2001
Frederick M. Ryan..................  Deputy Managing Director - Investor Relations           September 2001
Charles G.R. Target................  Deputy Managing Director - International Development    June 1999
Debra Randall......................  Corporate Secretary                                     January 2001

----------
(1)      Denotes member of the Executive Committee of the board of directors.
(2)      Denotes member of the Compensation Committee of the board of directors.
(3)      Denotes member of the Audit Committee of the board of directors.
(4) Denotes member of the Nominating and Corporate Governance Committee of the board of directors.

         WILLIAM P. STEWART is Chairman and a Director of W.P. Stewart & Co., Ltd. Prior to May 2005, Mr. Stewart also served as Chief Executive Officer. He started on Wall Street in 1955 on the trading floor of the New York Stock Exchange. He joined Spingarn, Heine & Co. in 1957 as an analyst/registered representative and, in 1961, moved to Pyne, Kendall & Hollister in the same capacity. He was successively Director of Research, General Partner responsible for the firm's investment advisory and institutional operations, President of its international investment banking subsidiary, Managing Partner and Chairman and Chief Executive Officer of Riter, Pyne, Kendall & Hollister, Inc. After the sale of Riter, Pyne's principal business in early 1973, Mr. Stewart joined Ruane, Cunniff & Co., an investment management firm, as Vice Chairman, while simultaneously founding our U.S. predecessor company as a corporate consultant. He established our U.S. predecessor company as an investment advisory firm in 1975.

         JOHN C. RUSSELL serves as Deputy Chairman and a Director of W.P. Stewart & Co., Ltd. Prior to May 2005, Mr. Russell also served as Managing Director. Effective March 31, 2006, Mr. Russell will assume the position of President and Chief Executive Officer, on an interim basis, following Henry B. Smith's decision to resign as of such date. Mr. Russell will relinquish the position of Deputy Chairman as of March 31, 2006 but will remain a Director and a member of the Executive Committee. He joined the

Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm's Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance and flavor company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.

         HENRY B. SMITH has been President and Chief Executive Officer of W.P. Stewart & Co., Ltd. since May 2005 and has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith has announced his resignation as President and Chief Executive Officer effective as of March 31, 2006, due to health reasons. Mr. Smith will remain on the Board of Directors in the position of Deputy Chairman and member of the Executive Committee. Until its acquisition by HSBC Holdings PLC in February 2004, Mr. Smith was Chief Executive Officer and a Director of The Bank of Bermuda, with whom he had been employed in various capacities since 1973. From February 2004 through December 31, 2004, he held the position of Executive Director of the Bank of Bermuda, with oversight responsibility for the integration of the Bank's businesses into the HSBC group. Mr. Smith remains a non-executive director of The Bank of Bermuda and is also a director of Axis Capital Holdings Limited in Bermuda.

         DOMINIK M. F. BRUNNER has served as a Director of W. P. Stewart & Co., Ltd. since May 2004. Mr. Brunner is currently the Principal of First Capital Investments Ltd., a private company he founded in 1997, providing investment banking services to European mid-sized enterprises. Also, in 1997, Mr. Brunner founded and operated Dominik Brunner - Servicos Financeiros, LDA ("DBSF"). DBSF provided financial consulting in Portugal and acted as a representative of Clariden Bank, a Credit Suisse Group company. The operations of DBSF were sold to Clariden Bank AG at the end of 2003. From 1993 to 1997 Mr. Brunner was the Co-Managing Partner of Espirito Santo Development Capital Investors. Ltd., a $100 million private equity fund, sponsored by the Espirito Santo Group of Portugal and whose investors included financial institutions from Europe, the Middle East and the United States. Previously, Mr. Brunner was involved in the European chemicals industry and the international trading industry as an executive and management board member of several companies.

         ANGUS S. KING, JR. has served as a Director of W.P. Stewart & Co., Ltd. since February 2004. Mr. King is currently Of Counsel to the law firm of Bernstein, Shur, Sawyer and Nelson and is affiliated with Leaders, LLC, a mergers and acquisitions firm, both groups being headquartered in Portland, Maine. Mr. King is also a Distinguished Lecturer at Bowdoin College in Brunswick, Maine. Mr. King served as the Governor of the State of Maine from 1995 to 2003. He was first elected as an independent in 1994 and was re-elected in 1998. Prior to this, Mr. King was in the private practice of law from 1975 until 1983 with the firm Smith, Loyd and King in Brunswick, Maine. From 1976 until 1993 Mr. King hosted and co-produced a variety of public affairs programming on Maine PBS stations. He was employed for six years as the Vice President and Chief Counsel in Portland, Maine for the Swift River-Hafslund Company. From 1989 to 1994 he served as the President of Northeast Energy Management, Inc., a company that he founded.

         JEREMY W. SILLEM has served as a Director of W.P. Stewart & Co., Ltd. since May 2005. Mr. Sillem is the Managing Partner of Spencer House Partners LLP. From 2000 to 2004, he was Chairman of Bear, Stearns International Limited, the European arm of the New York based investment bank. Prior to joining Bear Stearns, Mr. Sillem spent a 28 year career with Lazard LLC and its predecessor entities, ultimately serving as Chief Executive of Lazard Capital Markets in London and as a Managing Director of Lazard Freres & Co. New York and Lazard Brothers & Co. Limited London. From 1994 to 2004 he was a member of the International Capital Markets Committee of the New York Stock Exchange. He is Chairman of the World Trust Fund, a London Stock Exchange-listed investment company, and is a director of Mezzacappa Partners LLC and Mezzacappa Long/Short Fund LLC, two SEC registered funds of hedge funds managed by Mezzacappa Partners of New York; RHJ International SA, a diversified holding company of businesses primarily located in Japan listed on the First Market of Euronext Brussels; and Harbourmaster Capital (Holdings) Limited, a European CLO/CDO Manager. He is a member of the HCPA Hedge Fund Advisory Committee and Partners Capital Investment Group LLC Advisory Board. He is also a member of the Business Advisory Forum of the Said Business School of Oxford University and the Investment Committee of Brasenose College Oxford, and serves as an Advisory Director of Reform, the London based public policy think tank.

         HEINRICH SPANGLER has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 25 years, Mr. Spangler has served in various capacities, including managing partner, and presently serves as Spokesman of the Board of Management and Chief Executive Officer of Bankhaus Carl Spangler & Co. AG, the oldest private bank in Austria. Mr. Spangler also serves as Chairman of the Supervisory Board of Carl Spangler Kapitalanlageges. m.b.H., a private investment company located in Salzburg, Austria.

         JAN J. SPIERING, F.C.A. has served as a Director of W.P. Stewart & Co., Ltd. since September 2004. Mr. Spiering is a Fellow of the Institute of Chartered Accountants in England and Wales and a Fellow of the Institute of Chartered Accountants of Bermuda, and is the retired Managing Partner and Chairman of Ernst & Young Bermuda, a firm which he joined in 1979. Previous to Ernst & Young, he was employed by Robson Rhodes, a United Kingdom firm of Chartered Accountants with whom he qualified. Additionally, Mr. Spiering has served as a director of numerous companies and in particular within the investment industry. Currently he is President and a director of several privately held investment companies as well as a director of a Bermuda reinsurance company. He has served on various public boards and committees including Deputy Chairman of Bermuda International Business Association, Chairman of Bermuda's International Business Association Mutual Funds, Chairman of the Board of Governors of the Bermuda College and Chairman of Bermuda's International Business Forum.

         RICHARD D. SPURLING has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling retired in March 2005 as Senior Partner at Appleby Spurling Hunter (formerly Appleby, Spurling & Kempe), an international law firm with offices in Bermuda, the Cayman Islands, British Virgin Islands, London (UK) and Hong Kong, where he had practiced since 1977. He obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited, BF&M Limited, Bermuda International Insurance Services Limted and Bermuda Press (Holdings) Ltd. in Bermuda; as a Life Trustee of the Bermuda Biological Station for Research, Inc; and as a Trustee of the St. George Foundation. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.

         ROCCO MACRI is Chief Operating Officer of W.P. Stewart & Co., Ltd. He served as Deputy Managing Director - Chief Financial Officer from September 2001 until May 2005 and as Finance Director from March 1999 until September 2001. From 1993 through 1999, he was a Partner with the accounting firm of Lopez, Edwards Frank & Co., LLP, where he was a Manager from 1984 through 1998. From 1984 through 1998 Mr. Macri had principal responsibility for the Stewart Group audit. Mr. Macri received a B.A. in Business Administration in 1981 from Adelphi University and is a Certified Public Accountant.

         SUSAN G. LEBER is Chief Financial Officer of W.P. Stewart & Co., Ltd. She served as Deputy Managing Director - Financial Operations from March 2003 until May 2005, as Director of Financial Operations from December 2001 until March 2003 and as Deputy Finance Director - Group Controller from March 1999 until December 2001. Prior to joining W.P. Stewart, she was a Senior Manager with the accounting firm of Lopez Edwards Frank & Co., LLP from 1993 to 1999, where she was manager of the Stewart Group audit. Ms. Leber received a Bachelors of Science degree in accounting from The University of Staten Island and is a Certified Public Accountant.

         FRED T. BUSK III is Global Marketing Director of W.P. Stewart & Co., Ltd. Prior to joining W.P. Stewart in November 2005, Mr. Busk was an executive with The Bank of Bermuda Limited (the "Bank") in Bermuda, New York and London, including serving as President & Chief Executive Officer of Bank of Bermuda New York Limited with responsibility for developing the Bank's investment fund administration business in the U.S. From 2003 to 2005 he served as Global Head of Strategy at the Bank and, following the acquisition of the Bank of Bermuda by HSBC in February 2004, was the executive head of the team responsible for the integration of the Bank's business lines into HSBC. Mr. Busk is a graduate of Colgate University in Hamilton, New York and has completed a professional certificate in financial planning in addition to other financial and management professional development courses throughout his working career. He has been a frequent speaker at academic and industry forums on asset management, fund administration and securities processing.

         SYLVIA A. CART is Deputy Managing Director - Broker/Dealer of W.P. Stewart & Co., Ltd. Ms. Cart also serves as Vice-President and Compliance Officer of our broker-dealer subsidiary W.P. Stewart Securities Limited. She served as Supervisor of our broker-dealer operations from February 1998 until March 2000 and as Senior Trading Administrator since February 1998. Prior to joining W.P. Stewart, she was a Costing Analyst in the Global Custody department of The Bank of Bermuda. Ms. Cart received a Business Diploma from The Bermuda College.

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

         PETER JAN P. RUBINGH has served as Deputy Managing Director of W.P. Stewart and Co., Ltd. since January 2001. He is a co-founder and Managing Director of TPR & Partners N.V. (now W.P. Stewart Asset Management (Europe), N.V.), an Amsterdam-based business which has concentrated on gathering assets and servicing clients for W.P. Stewart since TPR's inception in 1993. Mr. Rubingh began his career at Moret & Limperg (now Ernst & Young), Amsterdam, in 1978 as an Assistant Accountant within the audit team. He joined Noro Nederland B.V. (The Noro Group of Companies), a fund management group, in 1979 and served in various capacities within the group, including Group Controller, Assistant Managing Director, Management Team Member and Portfolio Manager (Venture Capital) in The Netherlands, the United States and the Netherlands Antilles. While at Noro, Mr. Rubingh also served as a non-executive member of the Supervisory Boards of HomeBanc in Atlanta, Georgia and ICON International in New York City.

         FREDERICK M. RYAN has served as Deputy Managing Director - Investor Relations of W.P. Stewart & Co., Ltd. since September 2001. Mr. Ryan served as Deputy Managing Director from February 1999 through August 2001 and as Deputy Managing Director - Europe from October 1998 through January 1999. Prior to that, Mr. Ryan was a consultant with FMR Capital Advisory, financial and business consultants. From 1991 through 1997, he was president of Canada Life Investment Management. Mr. Ryan worked with the investment and business consulting group of FMR & Associates from 1982 through 1991. From 1969 through 1982, Mr. Ryan was a shareholder, officer and Director of R.A. Daly & Co., Ltd., a brokerage firm and a former member firm of the Toronto Stock Exchange. Mr. Ryan has been a member of the CFA Institute (formerly the Association for Investment Management & Research) since 1967 and served as president of the Toronto Society of Financial Analysts (a constituent member society of the CFA Institute) in 1976-1977.

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

         DEBRA RANDALL has served as Corporate Secretary of W.P. Stewart & Co., Ltd. since January 2001. Ms. Randall, a graduate of the Institute of Chartered Secretaries and Administrators, has more than 14 years' experience in the legal and corporate services sector.

         Charles Target is the son-in-law of William P. Stewart. There are no other family relationships between any directors and executive officers.

         B.       COMPENSATION

         The aggregate compensation paid or accrued in 2005 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $6.3 million. In addition, during 2005 certain directors were issued an aggregate of 19,500 common shares as compensation for their services, and executive officers were issued an aggregate of 399,491 common shares as part of their non-cash incentive compensation granted during the year. All of such share issuances were in the form of restricted share grants pursuant to which the shares vest over three to five years. In addition, there are certain restrictions on transfer until the time at which the shares are fully vested.

         We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. We also sponsor similar defined contribution retirement plans in both Bermuda and the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2005 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $273,657.

         W.P. Stewart & Co., Ltd. has agreed to pay each of its "non-executive directors" (currently Messrs. Brunner, King, Sillem, Spangler, Spiering and Spurling) $20,000 per annum for his services on the board of directors. In addition, we have agreed to pay each non-executive director $10,000 per annum for each committee on which such director serves in addition to the $20,000 annual fee for services on the board of directors. As of March 2005, in addition to such fees, the Chairman of the Audit Committee and named financial expert (currently Mr. Spiering) will receive $30,000 per annum.

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

         Audit Committee. The Audit Committee of the board of directors is composed of Messrs. Brunner, Sillem and Spiering. Mr. Spangler served as a member of the Audit Committee until May 2005. The Audit Committee is responsible for, among other things, reviewing the structure of our internal controls, including internal audit; the annual appointment of the external auditors, including the approval of audit engagement fees and terms; considering the independence of the external auditor; approving audit and non-audit engagements with the external auditor; reviewing the annual audit plan; reviewing our audited and unaudited financial statements and the related management discussion in our periodic reports filed with the SEC and earnings press releases; reviewing disclosures made in connection with certifications provided by management for our annual report on Form 20-F; assisting the board of directors in its review of compliance with regulatory requirements; reviewing compliance with policies and practices involving ethics, conflicts and other such matters, as delegated by the board of directors; and establishing procedures for submission and treatment of complaints regarding accounting, internal controls and auditing matters. The Audit Committee meets and reports to the board of directors no less than once per quarter.

         Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the board of directors is composed of Messrs. King, Sillem, Spangler and Spurling. This committee is responsible for, among other things, recommending to the board of directors the desirable size of the board or any committee thereof; developing criteria for board members and evaluating potential candidates against such criteria; reviewing and responding to nominations for board membership; identifying and recommending to the board candidates for board membership; developing and recommending to the board a set of corporate governance principles; monitoring compliance with our corporate governance principles and code of ethics; developing and recommending to the board standards in determining whether a board member is independent; and establishing procedures to oversee the annual evaluation of the board and management.

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

         Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, adopted standards for determining the independence of directors. These standards, which comply with the corporate governance rules of the New York Stock Exchange, require, among other things, the absence of the following characteristics for a director to be deemed independent: employment by the director or his/her immediate family member; compensation (other than as a director) from us to the director or his/her immediate family member; affiliation with our auditor; interlocking compensation committee with another entity with which the director or his/her immediate family member is an executive officer; a material financial relationship with an entity of which the director or his/her immediate family member is a director or employee. The Board of Directors has determined that in 2005 each of its current non-management directors (Messrs. Brunner, King, Sillem, Spangler, Spiering and Spurling) qualified as independent under the standards adopted.

         In accordance with our Corporate Governance Guidelines adopted by the Board of Directors, the non-management directors of our Board of Directors meet in executive sessions at regularly scheduled intervals, with no members of management present. The Chairman of the Nominating and Corporate Governance Committee, currently Mr. Spurling, normally presides over such meetings. In his absence another member of that committee would be chosen. In the event an interested party should wish to make any concerns known to the non-management directors, they may contact Mr. Spurling care of our offices in Bermuda. The mailing address for our offices is P.O. Box HM 2905, Hamilton HMLX, Bermuda.

         D.       EMPLOYEES

         At December 31, 2003, 2004 and 2005, we employed 110, 106 and 117 persons, respectively. We consider our relations with our employees to be good.

         E.       SHARE OWNERSHIP

         The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers as of March 1, 2006:

                                                  NUMBER OF
                                                COMMON SHARES
                   NAME                             OWNED         PERCENTAGE
          -----------------------------------   --------------   ------------
          William P. Stewart (1)                     4,182,711           8.93%

          John C. Russell (2)                          466,682           1.00%

          Peter Jan P. Rubingh (3)                     730,419           1.56%

          All other Directors and Executive
          Officers as a group (4)                      894,151              *


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

(3) Includes 80,000 shares which are owned by two trusts established for Mr. Rubingh's children, for which Mr. Rubingh is the trustee.

(4) Includes 21,858 shares that may be purchased upon exercise of currently exercisable options.

         As of March 1, 2006, our directors and executive officers currently own options to purchase an aggregate of 153,987 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date. 102,563 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. An additional 37,141, 4,285 and 9,998 of these options were granted on May 1, 2002, August 20, 2002 and October 3, 2002 at exercise prices of $28.42, $22.10 and $16.58, respectively, for an aggregate of 51,424 options. These options will expire on May 1, 2009, August 20, 2009 and October 3, 2009, respectively.

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         The following table presents information regarding the beneficial ownership of our common shares as of March 1, 2006 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

         NAME                   NUMBER         PERCENTAGE
         ------------------   ----------       ----------
         WPS II, Inc.         19,364,557             41.3%

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

         As of March 1, 2006, we had 168 shareholders of record, of which 126, owning approximately 98% of our common shares, were U.S. persons.

         B.       RELATED PARTY TRANSACTIONS

         In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our executive officers, and our directors have entered into loan agreements with, and signed promissory notes to, us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such share purchases, Messrs. Russell and Target and Ms. Cart have outstanding loans pursuant to loan agreements with, and signed promissory notes to, the Stewart Group. Each of these loans accrues interest at a rate of either 8.5% or 10% per annum. Pursuant to Section 402 of the Sarbanes-Oxley Act of 2002, there have been no material changes to these loans nor have there been any new loans made subsequent to July 30, 2002 to any directors or executive officers.

         The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2005 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2005 for each of the above-named directors and executive officers.

                                                              LARGEST AMOUNT
                                                            OUTSTANDING DURING
                                   AMOUNT OUTSTANDING         THE YEAR ENDED
           NAME                 AS OF DECEMBER 31, 2005     DECEMBER 31, 2005
    --------------------        -----------------------    ---------------------
    John C. Russell                 $     193,555              $     294,185

    Charles G.R. Target                    28,669                     57,337

    Susan G. Leber                              0                    122,788

    Sylvia A. Cart                         22,393                     30,320

         The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $172,357 for the year ended December 31, 2005. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

         W.P. Stewart & Co., Ltd. owns approximately 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Deputy Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable from June 2004 until June 2009 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $1,722,632 for the year ended December 31, 2005. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $6,267 for the year ended December 31, 2005. In addition, we entered into a joint venture arrangement with Bowen Asia Limited pursuant to which each of us and Bowen owns 50% of Stewart Bowen Japan Ltd., the parent of W.P. Stewart Japan K.K. W.P. Stewart Japan K.K. provides client servicing and asset gathering activities. As of December 31, 2005, our investment in Stewart Bowen Japan Ltd. totaled $99,871.

         Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr. Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. Fees to Shamrock Aviation, Inc., reflected in research and administration expenses, amounted to $1,758,497 for the year ended December 31, 2005. We entered into agreements pursuant to which Shamrock Aviation, Inc. or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include $3,100,843 for the year ended December 31, 2005. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

         We pay solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients, to a beneficial owner of a minority interest in W.P. Stewart & Co., Ltd. Such payments amounted to $7,382 for the year ended December 31, 2005. We believe that the payments made are as favorable as those we would pay to an unaffiliated party in a similar transaction.

         We pay Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is Heinrich Spangler, one of our directors, fees for solicitation services. These fees amounted to $682,590 for the year ended December 31, 2005.

         Certain directors of W.P. Stewart & Co., Ltd. serve as directors of funds from which we have received investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $15,245,066 for the year ended December 31, 2005. Included in such amount is a performance fee we recognized in 2005 from W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. This performance fee totaled $5,349,750 and is included in receivables from affiliates, net, at December 31, 2005.

         We lease our office space in The Netherlands from Duinzigt I, a company owned by the former principals of TPR & Partners N.V., including one of our Deputy Managing Directors. Total rent expense for the year ended December 31, 2005 was $188,795.

         We own a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors and executive officers is a non-executive director. Included in receivables from affiliates, net, at December 31, 2005 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.

         Appleby Spurling Hunter, a law firm of which Richard D. Spurling, one of our directors, was a partner until April 2005, and its affiliate Appleby Corporate Services provide legal and corporate administrative and secretarial services to our company. Fees for such services amounted to $23,803 for the year ended December 31, 2005.

         Included in operating expenses for the year ended December 31, 2005 were contributions in the amount of $507,500 paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not Applicable

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

         We have a policy of declaring quarterly dividends on the common shares. We expect that the amount of those dividends will be determined as approximately $1.20 per annum. We paid a dividend of $0.30 per share in January 2006 and currently anticipate similar dividends in April, July and October of this year. However, the declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

         B.       SIGNIFICANT CHANGES

         Not Applicable

ITEM 9.           THE OFFER AND LISTING

         Not Applicable, except for Items 9.A.4 and 9.C.

         TRADING MARKETS

         Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. On March 15, 2006, the last reported sale price for our common shares on the New York Stock Exchange was $20.69 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange. Certain historical market price data is set forth below, with certain prices for 2001 rounded to the nearest hundredth of a dollar.

                                                 NEW YORK STOCK EXCHANGE
                                            ----------------------------------
     PERIOD                                      HIGH               LOW
     ------------------------------------   ---------------    ---------------
     Annual

              2001                               $ 29.62           $ 18.01

              2002                               $ 31.73           $ 14.35

              2003                               $ 22.58           $ 14.94

              2004                               $ 23.74           $ 18.70

              2005                               $ 25.75           $ 20.90

     Quarter

              First Quarter 2004                 $ 23.55           $ 18.70

              Second Quarter 2004                $ 20.67           $ 18.95

              Third Quarter 2004                 $ 20.75           $ 19.16

              Fourth Quarter 2004                $ 23.74           $ 19.61

              First Quarter 2005                 $ 25.75           $ 22.13

              Second Quarter 2005                $ 24.32           $ 20.90

              Third Quarter 2005                 $ 25.00           $ 22.25

              Fourth Quarter 2005                $ 25.60           $ 21.30

     Month

              September 2005                     $ 23.94           $ 22.25

              October 2005                       $ 24.62           $ 21.30

              November 2005                      $ 25.51           $ 23.70

              December 2005                      $ 25.60           $ 23.31

              January 2006                       $ 24.19           $ 21.00

              February 2006                      $ 21.81           $ 17.43

              March 1 - 15, 2006                 $ 20.87           $ 19.92

ITEM 10.          ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not Applicable

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

         Subject to the provisions set forth below and any other special rights or restrictions as to voting for the time being attached to any class of shares by or in accordance with our bye-laws, at any general meeting on a poll vote, every shareholder who is present in person or by proxy shall have one vote for every common share of which such person is the holder. Most matters to be approved by holders of common shares require approval by a simple majority vote of the common shares represented at the shareholders' meeting. A resolution passed by the holders of a majority of the issued common shares either in person or by proxy at a general meeting is required to approve an amalgamation with another company. Shareholders do not have cumulative voting rights. Shareholders have the power to elect directors, appoint auditors and make changes in the amount of authorized share capital of W.P. Stewart & Co., Ltd. The current maximum number of directors is 10; however nine directors were elected at the most recent annual general meeting of shareholders. All directors are elected at each annual general meeting, except that the board of directors may fill interim vacancies (including the vacancies caused by the difference between the maximum and actual numbers of directors) between general meetings.

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

         GENERAL MEETINGS OF SHAREHOLDERS

         The annual general meeting of shareholders shall be held at such time and place as the board of directors shall appoint. The board may convene special general meetings of shareholders on its own initiative or when requisitioned by shareholders in accordance with applicable Bermuda law. Under the Companies Act 1981 of Bermuda, our directors are required, on the request of shareholders holding not less than 10% of our paid-up voting share capital, to convene a special general meeting of shareholders for the purpose stated in the request.

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

         C.       MATERIAL CONTRACTS

         Pursuant to an agreement to which we became party on October 30, 1998, certain shareholders of W.P. Stewart & Co., Ltd. who are current or former employees, or their assigns, have certain demand and piggyback registration rights with respect to their common shares. The demand registration rights will only be available if a sufficient number of shareholders with similar rights join in the request so that at least 15% of the outstanding common shares are to be registered; and the offerings will be firm commitment underwritten offerings.

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

         F.       DIVIDENDS AND PAYING AGENTS

         Not Applicable

         G.       STATEMENTS BY EXPERTS

         Not Applicable

         H.       DOCUMENTS ON DISPLAY

         You may read and copy any documents filed by W.P. Stewart & Co., Ltd. at the SEC's public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also access our filings electronically at www.sec.gov. Our filings with the SEC are also available to the public through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the common shares are listed.

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

         The table below provides information about our available for sale securities that are sensitive to changes in interest rates as of December 31, 2005. The table presents the principal amounts and related weighted average interest rates by year of maturity. It should be noted that the securities listed below consist of municipal bonds, some of which may be called prior to the scheduled maturity dates.

                                                       BY SCHEDULED MATURITY DATE
                                                             (IN MILLIONS)
                         --------------------------------------------------------------------------------------
                          2006      2007      2008     2009     2010     THEREAFTER      TOTAL       FAIR VALUE
                         ------    ------    ------   ------   ------    ----------    ----------    ----------
Available for sale
 securities:
   Fixed Rate            $  2.2    $  2.4         -        -   $  0.2    $      3.4    $      8.2    $      8.6
   Weighted average
    interest rate          4.62%     4.21%        -        -     8.76%         6.63%

         As of December 31, 2005, we had one long-term debt instrument with a principal amount of $15.4 million. This loan bears interest at a rate equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). Due to the variable interest rate of this loan, should interest rates rise, the results of our operations may be impacted by the additional costs of carrying this long-term debt. The table below presents the details of this loan as of December 31, 2005.

                                                          BY SCHEDULED MATURITY DATE
                                                                (IN MILLIONS)
                           ---------------------------------------------------------------------------------------
                            2006      2007      2008      2009      2010     THEREAFTER      TOTAL      FAIR VALUE
                           ------    ------    ------    ------    ------    ----------    ----------   ----------
Long term debt:
  Variable rate            $  0.8    $  0.8    $  0.9    $  0.9    $  0.9    $     11.1    $     15.4   $     15.4
  Average interest rate      6.51%     6.53%     6.53%     6.53%     6.53%         6.72%

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

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not Applicable

                                    PART II.

ITEM 13.          DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

         Not Applicable

ITEM 15.          CONTROLS AND PROCEDURES

         Under the supervision and with the participation of our management, including our President and Chief Executive Officer and our Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of December 31, 2005. Based upon that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that, as of December 31, 2005, our disclosure controls and procedures were effective in timely alerting them to the material information relating to us (or our consolidated subsidiaries) required to be included in our periodic SEC filings.

         Weiser LLP was engaged in September 2005 when the determination was made to outsource certain internal audit functions. We believe this will provide added value to our internal audit function and could provide information to enhance our internal controls. Otherwise, there were no significant changes made during 2005 in our internal controls or in other factors that has materially affected, or is likely to materially affect, those controls.

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

         We intend to disclose any amendment (other than technical, administrative or other non-substantive amendments) or waiver to our Code of Business Conduct and Ethics on our website, www.wpstewart.com, within five business days of such amendment or waiver if the amendment or waiver applies to our Chief Executive Officer or Chief Financial Officer.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

         AUDIT FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP, our independent registered public accountants, for the audit of our financial statements and other services provided in connection with statutory and regulatory filings were $728,618 and $549,266 for fiscal years ended December 31, 2005 and 2004, respectively.

         AUDIT-RELATED FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services related to the performance of an audit or review of our financial statements were $15,972 and $15,000 for fiscal years ended December 31, 2005 and 2004, respectively. Audit-related fees for the year ended

December 31, 2005 were for the work performed in reviewing certain regulatory capital adequacy calculations and for the year ended December 31, 2004 were for the examination of the performance of the W.P. Stewart U.S. Equity Composite.

         TAX FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP for services related to tax compliance, tax advice and tax planning were $502,292 and $197,777 for fiscal years ended December 31, 2005 and 2004, respectively. Tax fees are fees in respect of tax return preparation, consultation on tax matters and other tax planning and advice.

         ALL OTHER FEES

         The aggregate fees billed by PricewaterhouseCoopers LLP for all services other than those described above were $186,597 and $6,527 for fiscal years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2005, $182,700 was for due diligence work performed in connection with a potential acquisition and $3,897 was for pension plan and retirement plan consulting services. For the year ended December 31, 2004, these fees were primarily for pension plan and retirement plan consulting services.

         All of the audit-related, tax and other fees described above were pre-approved by the Audit Committee. The Audit Committee, or a designated member thereof, pre-approves each audit and non-audit service rendered by our external auditor. The following are "prohibited non-audit services": (i) bookkeeping or other services related to the accounting records or financial statements of W.P. Stewart & Co., Ltd.; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, providing fairness opinions or preparing contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management functions or human resources; (vii) broker or dealer, investment adviser or investment banking services; (viii) legal services and expert services unrelated to the audit; and
(ix) any other service that the Public Company Accounting Oversight Board prohibits through regulation. The services discussed in clauses (i) through (v) are permitted provided the Audit Committee reasonably concludes that the results of such services will not be subject to audit procedures during an audit.

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

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not Applicable

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
                  PURCHASERS

         The following table shows, for each month in 2005, certain information with respect to our purchase of our common shares. All unvested shares were repurchased from employees at the original price paid by such employee. Unvested shares were repurchased at the time of the employee's termination of employment. All vested shares were purchased from employees at the then current market price. No shares were purchased pursuant to a publicly announced repurchase plan or program.

                           Number of Shares
                          -----------------   Average Price
         Month            Vested   Unvested     Per Share
         --------------   ------   --------   -------------
         Jan 2005              -          -               -
         Feb 2005              -          -               -
         Mar 2005              -        161   $       16.50
         Apr 2005              -          -               -
         May 2005              -          -               -
         Jun 2005              -          -               -
         Jul 2005              -          -               -
         Aug 2005              -          -               -
         Sep 2005              -        371   $       16.50
         Oct 2005              -          -               -
         Nov 2005              -          -               -
         Dec 2005          1,000          -   $       25.16
                          ------   --------
                           1,000        532
                          ======   ========

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

            15.1      Consent of PricewaterhouseCoopers LLP

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

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form 8-A/A (011-16245).

*** Previously filed on March 30, 2001 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

# Previously filed on March 29, 2002 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                                                 PAGE
                                                                             -----------
CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE THREE YEARS ENDED
 DECEMBER 31, 2005, 2004 AND 2003
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                          F-2
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                                   F-3
CONSOLIDATED STATEMENTS OF OPERATIONS                                            F-4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY                       F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS                                            F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                               F-7 TO F-24

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.

         In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders' equity and of cash flows appearing on pages F-3 through F-24 present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the "Company") at December 31, 2005, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PricewaterhouseCoopers LLP


New York, New York

March 14, 2006

                            W.P. STEWART & CO., LTD.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        DECEMBER 31, 2005, 2004 AND 2003

                                                                            2005              2004              2003
                                                                       --------------    --------------    --------------
                           ASSETS:

CASH AND CASH EQUIVALENTS                                              $   64,566,799    $   51,859,146    $   36,824,614
FEES RECEIVABLE                                                             4,530,566         2,626,200         1,895,426
RECEIVABLE FROM CLEARING BROKER                                               975,603           274,936           395,617
INVESTMENTS IN UNCONSOLIDATED AFFILIATES (NET OF ACCUMULATED
 AMORTIZATION OF $411,860, $329,488 AND $247,116 FOR 2005,
 2004 AND 2003, RESPECTIVELY)                                               3,829,391         3,783,010         3,855,406
RECEIVABLES FROM AFFILIATES, NET                                            6,006,088        14,708,269           903,029
INVESTMENTS, AVAILABLE FOR SALE (COST $8,861,345, $9,246,245
 AND $9,469,688 [PRIMARILY MUNICIPAL SECURITIES] FOR 2005, 2004
 AND 2003, RESPECTIVELY)                                                    8,756,877         9,019,674         9,291,201
INVESTMENT IN AIRCRAFT (NET OF ACCUMULATED DEPRECIATION OF
 $21,450,140, $19,445,223 AND $17,442,551 FOR 2005, 2004 AND
 2003, RESPECTIVELY)                                                        1,001,335         3,006,252         5,008,924
GOODWILL                                                                    5,631,797         5,631,797         5,631,797
INTANGIBLE ASSETS (NET OF ACCUMULATED AMORTIZATION OF $36,513,924,
 $18,766,788 AND $13,572,643 FOR 2005, 2004 AND 2003, RESPECTIVELY)        49,317,537        67,064,672        69,160,735
FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS
 (NET OF ACCUMULATED DEPRECIATION AND AMORTIZATION OF $3,432,344,
 $4,890,622 AND $4,264,880 FOR 2005, 2004 AND 2003, RESPECTIVELY)           3,432,340         3,315,698         3,320,096
INTEREST RECEIVABLE ON SHAREHOLDERS' NOTES                                     40,700            62,894           146,158
INCOME TAXES RECEIVABLE                                                     1,464,058            86,582         1,510,692
OTHER ASSETS                                                                3,027,281         3,270,789         3,064,215
                                                                       --------------    --------------    --------------
                                                                       $  152,580,372    $  164,709,919    $  141,007,910
                                                                       ==============    ==============    ==============

            LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES:
 LOANS PAYABLE                                                         $   15,412,341    $   16,202,992    $   16,968,114
 EMPLOYEE COMPENSATION AND BENEFITS PAYABLE                                 4,213,626         5,924,364         1,075,306
 FEES PAYABLE                                                               3,097,377         2,466,561           678,937
 VENDOR PAYABLES                                                            3,057,694         3,286,721         1,800,232
 ACCRUED EXPENSES AND OTHER LIABILITIES                                     4,900,000         5,400,000         5,400,000
                                                                       --------------    --------------    --------------
                                                                           30,681,038        33,280,638        25,922,589
                                                                       --------------    --------------    --------------
MINORITY INTEREST                                                             254,348                 -           416,731
                                                                       --------------    --------------    --------------
SHAREHOLDERS' EQUITY:
 COMMON SHARES, $0.001 PAR VALUE (125,000,000 SHARES AUTHORIZED
  46,837,855, 46,113,462 AND 46,035,726 SHARES ISSUED AND
  OUTSTANDING FOR 2005, 2004 AND 2003, RESPECTIVELY)                           46,838            46,113            46,036
 ADDITIONAL PAID-IN-CAPITAL                                                99,302,120        82,344,878        80,419,304
 CONTINGENTLY RETURNABLE SHARES (162,800 SHARES FOR 2003)                           -                 -        (3,623,928)
 UNEARNED COMPENSATION                                                    (13,856,472)       (2,084,325)                -
 ACCUMULATED OTHER COMPREHENSIVE INCOME                                       429,924           984,626           573,284
 RETAINED EARNINGS                                                         37,519,609        53,204,705        45,217,876
                                                                       --------------    --------------    --------------
                                                                          123,442,019       134,495,997       122,632,572
LESS: NOTES RECEIVABLE FOR COMMON SHARES                                   (1,797,033)       (3,066,716)       (7,963,982)
                                                                       --------------    --------------    --------------
                                                                          121,644,986       131,429,281       114,668,590
                                                                       --------------    --------------    --------------
                                                                       $  152,580,372    $  164,709,919    $  141,007,910
                                                                       ==============    ==============    ==============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                            W.P. STEWART & CO., LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                            2005              2004              2003
                                                                       --------------    --------------    --------------
REVENUE:
 FEES (INCLUDES FEES FROM AFFILIATES OF $10,524,528, $17,755,121
  AND $3,652,480 FOR 2005, 2004 AND 2003, RESPECTIVELY)                $  113,197,833    $  116,005,500    $   94,062,338
 COMMISSIONS                                                               31,889,805        34,819,726        22,461,350
 INTEREST AND OTHER                                                         2,767,217         1,496,179         2,278,783
                                                                       --------------    --------------    --------------
                                                                          147,854,855       152,321,405       118,802,471
                                                                       --------------    --------------    --------------
EXPENSES:
 EMPLOYEE COMPENSATION AND BENEFITS                                        34,152,799        29,102,102        22,941,582
 FEES PAID OUT                                                              9,058,834         7,760,372         6,058,705
 COMMISSIONS, CLEARANCE AND TRADING                                         6,993,204         7,371,412         4,810,992
 RESEARCH AND ADMINISTRATION                                               14,399,422        14,781,318        14,429,008
 MARKETING                                                                  5,540,294         5,617,923         4,709,203
 DEPRECIATION AND AMORTIZATION                                              8,206,220         8,038,837         7,933,277
 IMPAIRMENT OF INTANGIBLE ASSET                                            12,452,978                 -                 -
 OTHER OPERATING                                                            9,959,838         8,648,979         8,861,154
                                                                       --------------    --------------    --------------
                                                                          100,763,589        81,320,943        69,743,921
                                                                       --------------    --------------    --------------
 INCOME BEFORE TAXES                                                       47,091,266        71,000,462        49,058,550
 PROVISION FOR TAXES                                                        7,038,582         7,851,775         5,983,267
                                                                       --------------    --------------    --------------
 NET INCOME                                                            $   40,052,684    $   63,148,687    $   43,075,283
                                                                       ==============    ==============    ==============
 EARNINGS PER SHARE:
 BASIC EARNINGS PER SHARE                                              $         0.88    $         1.40    $         0.97
                                                                       ==============    ==============    ==============
 DILUTED EARNINGS PER SHARE                                            $         0.87    $         1.39    $         0.95
                                                                       ==============    ==============    ==============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                            W.P. STEWART & CO., LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003


                                                           COMMON SHARES             ADDITIONAL      CONTINGENTLY
                                                   -----------------------------      PAID-IN         RETURNABLE        UNEARNED
                                                       SHARES          AMOUNT         CAPITAL           SHARES        COMPENSATION
                                                   -------------   -------------   --------------   --------------   --------------
BALANCE @ DECEMBER 31, 2002                           46,179,822   $      46,180   $   78,673,127   $  (14,263,158)  $            -
  ISSUANCE OF COMMON SHARES, @ $0.001 PAR VALUE
   CASH                                                   47,273              47          971,654
   NOTES RECEIVABLE                                       20,750              21          335,299
  CONTINGENTLY RETURNABLE SHARES, NO LONGER
   SUBJECT TO REPURCHASE                                                                2,919,052       10,261,580
  REPURCHASE AND CANCELLATION OF COMMON
   SHARES, @ $0.001 PAR VALUE                            (85,312)            (85)      (1,189,609)
  CANCELLATION OF COMMON SHARES, @ $0.001
   PAR VALUE                                            (126,807)           (127)      (1,671,852)         377,650
  NON-CASH COMPENSATION                                                                   381,633
  NET INCOME
  DIVIDENDS ($1.20 PER SHARE)
  OTHER COMPREHENSIVE INCOME
  PROCEEDS FROM NOTES RECEIVABLE
   FOR COMMON SHARES
                                                   -------------   -------------   --------------   --------------   --------------
BALANCE @ DECEMBER 31, 2003                           46,035,726          46,036       80,419,304       (3,623,928)               -
  ISSUANCE OF COMMON SHARES, @ $0.001 PAR VALUE
   CASH                                                   29,714              29          532,369
   NOTES RECEIVABLE                                        7,858               7          148,366
   RESTRICTED SHARES                                     138,000             138        2,706,162                        (2,706,300)
  CONTINGENTLY RETURNABLE SHARES, NO LONGER
   SUBJECT TO REPURCHASE                                                                 (623,524)       3,623,928
  REPURCHASE AND CANCELLATION OF COMMON
   SHARES, @ $0.001 PAR VALUE                            (46,122)            (46)        (352,584)
  CANCELLATION OF COMMON SHARES, @ $0.001
   PAR VALUE                                             (51,714)            (51)        (845,496)
  NON-CASH COMPENSATION                                                                   360,281                           621,975
  NET INCOME
  DIVIDENDS ($1.20 PER SHARE)
  OTHER COMPREHENSIVE INCOME
  PROCEEDS FROM NOTES RECEIVABLE
   FOR COMMON SHARES
                                                   -------------   -------------   --------------   --------------   --------------
BALANCE @ DECEMBER 31, 2004                           46,113,462          46,113       82,344,878                -       (2,084,325)
  ISSUANCE OF COMMON SHARES, @ $0.001 PAR VALUE
   CASH                                                   59,176              59        1,109,166
   NOTES RECEIVABLE                                          714               1           11,837
   RESTRICTED SHARES                                     666,035             666       15,112,686                       (15,113,352)
  CONTINGENTLY RETURNABLE SHARES, NO LONGER
   SUBJECT TO REPURCHASE
  REPURCHASE AND CANCELLATION OF COMMON
   SHARES, @ $0.001 PAR VALUE                             (1,000)             (1)         (25,159)
  CANCELLATION OF COMMON SHARES, @ $0.001
   PAR VALUE                                                (532)              -           (8,772)
  NON-CASH COMPENSATION                                                                   757,484                         3,341,205
  NET INCOME
  DIVIDENDS ($1.20 PER SHARE)
  OTHER COMPREHENSIVE INCOME
  PROCEEDS FROM NOTES RECEIVABLE
   FOR COMMON SHARES
                                                   -------------   -------------   --------------   --------------   --------------
BALANCE @ DECEMBER 31, 2005                           46,837,855   $      46,838   $   99,302,120   $            -   $  (13,856,472)
                                                   =============   =============   ==============   ==============   ==============

                                                     ACCUMULATED
                                                       OTHER
                                                    COMPREHENSIVE      RETAINED         NOTES
                                                       INCOME          EARNINGS       RECEIVABLE         TOTAL
                                                   --------------   --------------   ------------   --------------
BALANCE @ DECEMBER 31, 2002                        $       34,576   $   57,129,989   $(13,555,499)  $  108,065,215
  ISSUANCE OF COMMON SHARES, @ $0.001 PAR VALUE
   CASH                                                                                                    971,701
   NOTES RECEIVABLE                                                                      (335,320)               -
  CONTINGENTLY RETURNABLE SHARES, NO LONGER
   SUBJECT TO REPURCHASE                                                                                13,180,632
  REPURCHASE AND CANCELLATION OF COMMON
   SHARES, @ $0.001 PAR VALUE                                                                           (1,189,694)
  CANCELLATION OF COMMON SHARES, @ $0.001
   PAR VALUE                                                                            1,294,329                -
  NON-CASH COMPENSATION                                                                                    381,633
  NET INCOME                                                            43,075,283                      43,075,283
  DIVIDENDS ($1.20 PER SHARE)                                          (54,987,396)                    (54,987,396)
  OTHER COMPREHENSIVE INCOME                              538,708                                          538,708
  PROCEEDS FROM NOTES RECEIVABLE
   FOR COMMON SHARES                                                                    4,632,508        4,632,508
                                                   --------------   --------------   ------------   --------------
BALANCE @ DECEMBER 31, 2003                               573,284       45,217,876     (7,963,982)     114,668,590
  ISSUANCE OF COMMON SHARES, @ $0.001 PAR VALUE
   CASH                                                                                                    532,398
   NOTES RECEIVABLE                                                                      (148,373)               -
   RESTRICTED SHARES                                                                                             -
  CONTINGENTLY RETURNABLE SHARES, NO LONGER
   SUBJECT TO REPURCHASE                                                                                 3,000,404
  REPURCHASE AND CANCELLATION OF COMMON
   SHARES, @ $0.001 PAR VALUE                                                                             (352,630)
  CANCELLATION OF COMMON SHARES, @ $0.001
   PAR VALUE                                                                              845,547                -
  NON-CASH COMPENSATION                                                                                    982,256
  NET INCOME                                                            63,148,687                      63,148,687
  DIVIDENDS ($1.20 PER SHARE)                                          (55,161,858)                    (55,161,858)
  OTHER COMPREHENSIVE INCOME                              411,342                                          411,342
  PROCEEDS FROM NOTES RECEIVABLE
   FOR COMMON SHARES                                                                    4,200,092        4,200,092
                                                   --------------   --------------   ------------   --------------
BALANCE @ DECEMBER 31, 2004                               984,626       53,204,705     (3,066,716)     131,429,281
  ISSUANCE OF COMMON SHARES, @ $0.001 PAR VALUE
   CASH                                                                                                  1,109,225
   NOTES RECEIVABLE                                                                       (11,838)               -
   RESTRICTED SHARES                                                                                             -
  CONTINGENTLY RETURNABLE SHARES, NO LONGER
   SUBJECT TO REPURCHASE                                                                                         -
  REPURCHASE AND CANCELLATION OF COMMON
   SHARES, @ $0.001 PAR VALUE                                                                              (25,160)
  CANCELLATION OF COMMON SHARES, @ $0.001
   PAR VALUE                                                                                8,772                -
  NON-CASH COMPENSATION                                                                     8,643        4,107,332
  NET INCOME                                                            40,052,684                      40,052,684
  DIVIDENDS ($1.20 PER SHARE)                                          (55,737,780)                    (55,737,780)
  OTHER COMPREHENSIVE INCOME                             (554,702)                                        (554,702)
  PROCEEDS FROM NOTES RECEIVABLE
   FOR COMMON SHARES                                                                    1,264,106        1,264,106
                                                   --------------   --------------   ------------   --------------
BALANCE @ DECEMBER 31, 2005                        $      429,924   $   37,519,609   $ (1,797,033)  $  121,644,986
                                                   ==============   ==============   ============   ==============

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                            W.P. STEWART & CO., LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                                                      2005              2004              2003
                                                                 --------------    --------------    --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET INCOME                                                     $   40,052,684    $   63,148,687    $   43,075,283
  ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   PROVIDED BY OPERATING ACTIVITIES:
      (GAIN)/LOSS ON SALE OF AVAILABLE FOR SALE SECURITIES              156,746                 -          (219,790)
      UNREALIZED (GAIN)/LOSS ON AVAILABLE FOR SALE SECURITIES           (22,780)                -                 -
      AMORTIZATION OF BOND PREMIUM                                      384,942           104,380           262,527
      DEPRECIATION AND AMORTIZATION                                  20,659,198         8,038,837         7,933,277
      EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES                     (53,752)          315,602            45,481
      NON-CASH COMPENSATION                                           4,107,332           982,256           381,633
      MINORITY INTEREST                                                 254,348          (416,731)          251,599
  CHANGES IN OPERATING ASSETS AND LIABILITIES:
      FEES RECEIVABLE                                                (1,904,366)         (730,774)          739,205
      RECEIVABLE FROM CLEARING BROKER                                  (700,667)          120,681           470,845
      RECEIVABLES FROM AFFILIATES, NET                                8,702,181       (13,805,240)         (218,219)
      INCOME TAXES RECEIVABLE                                        (1,377,476)        1,424,110         1,703,588
      INTEREST RECEIVABLE ON SHAREHOLDERS' NOTES                         22,194            83,264           150,848
      OTHER ASSETS                                                      243,508          (206,574)         (366,893)
      EMPLOYEE COMPENSATION AND BENEFITS PAYABLE                     (1,710,738)        4,849,058            58,336
      FEES PAYABLE                                                      630,816         1,787,624          (424,093)
      VENDOR PAYABLES                                                  (229,027)        1,486,489           628,248
      ACCRUED EXPENSES AND OTHER LIABILITIES                           (500,000)                -          (545,100)
                                                                 --------------    --------------    --------------
          NET CASH PROVIDED BY OPERATING ACTIVITIES                  68,715,143        67,181,669        53,926,775
                                                                 --------------    --------------    --------------
CASH FLOWS (USED FOR) INVESTING ACTIVITIES:
  PROCEEDS FROM SALE OF AVAILABLE FOR SALE SECURITIES                 7,325,566         4,460,267         4,004,790
  PURCHASE OF AVAILABLE FOR SALE SECURITIES                          (7,551,788)       (4,278,611)       (4,567,763)
  INVESTMENT IN UNCONSOLIDATED AFFILIATE                                (75,001)         (325,577)                -
  CASH DIVIDENDS PAID ON SHARES SUBJECT TO REPURCHASE                         -           (97,680)         (293,040)
  PURCHASE OF FURNITURE, EQUIPMENT, SOFTWARE AND
   LEASEHOLD IMPROVEMENTS                                              (941,415)         (755,249)          (93,729)
                                                                 --------------    --------------    --------------
          NET CASH (USED FOR) INVESTING ACTIVITIES                   (1,242,638)         (996,850)         (949,742)
                                                                 --------------    --------------    --------------
CASH FLOWS (USED FOR) FINANCING ACTIVITIES:
  PAYMENTS ON LOANS PAYABLE                                            (790,651)         (765,122)         (543,262)
  PROCEEDS FROM ISSUANCE OF COMMON SHARES                             1,109,225           532,398           971,701
  REPURCHASE OF COMMON SHARES                                           (25,160)         (352,630)       (1,189,694)
  PROCEEDS FROM NOTES RECEIVABLE FOR COMMON SHARES                    1,264,106         4,200,092         4,632,508
  DIVIDENDS TO SHAREHOLDERS                                         (55,737,780)      (55,161,858)      (54,987,396)
                                                                 --------------    --------------    --------------
          NET CASH (USED FOR) FINANCING ACTIVITIES                  (54,180,260)      (51,547,120)      (51,116,143)

EFFECT OF EXCHANGE RATE CHANGES IN CASH                                (584,592)          396,833           537,532
                                                                 --------------    --------------    --------------
NET INCREASE IN CASH AND CASH EQUIVALENTS                            12,707,653        15,034,532         2,398,422

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                         51,859,146        36,824,614        34,426,192
                                                                 --------------    --------------    --------------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $   64,566,799    $   51,859,146    $   36,824,614
                                                                 ==============    ==============    ==============

SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION
 CASH PAID DURING THE PERIOD FOR:

          INCOME TAXES                                           $    8,817,574    $    7,130,218    $    4,516,783
                                                                 ==============    ==============    ==============
          INTEREST                                               $      854,200    $      585,997    $      998,364
                                                                 ==============    ==============    ==============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

IN 2004, THE FINAL 20% OF THE SHARES ORIGINALLY ISSUED IN CONNECTION WITH OUR ACQUISITION OF TPRS SERVICES N.V. IN 2000, CEASED TO BE SUBJECT TO REPURCHASE, AND WERE RECORDED WITH A FAIR VALUE OF $3,000,404 (SEE NOTE 2). IN ADDITION, AS DISCUSSED IN NOTE 2, IN 2003, 20% OF THE SHARES ORIGINALLY ISSUED IN CONNECTION WITH OUR ACQUISITIONS OF NS MONEY MANAGEMENT (BERMUDA) LIMITED, FIRST LONG ISLAND INVESTORS, INC. AND TPRS SERVICES N.V. CEASED TO BE SUBJECT TO REPURCHASE, AND WERE RECORDED WITH A FAIR VALUE OF $2,333,644, $3,868,800 AND $6,978,188, RESPECTIVELY. ADDITIONALLY, IN 2003, IN ACCORDANCE WITH THE PROVISIONS OF THE ACQUISITION AGREEMENTS, THE COMPANY REACQUIRED 35,000 SHARES WHICH WERE RECORDED WITH A VALUE OF $377,650 REPRESENTING THE INITIAL ISSUE PRICE OF THE SHARES.

THE COMPANY CANCELLED OUTSTANDING NOTES OF $8,772, $845,547 AND $1,294,329 FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003, RESPECTIVELY (SEE NOTE 10).

THE COMPANY ISSUED COMMON SHARES FOR NOTES RECEIVABLE FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 IN THE AMOUNTS OF $11,838, $148,373 AND
$335,320, RESPECTIVELY (SEE NOTE 11).

THE COMPANY ISSUED 666,035 AND 138,000 COMMON SHARES FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004, RECORDED WITH A FAIR VALUE OF $15,113,352 AND $2,706,300, RESPECTIVELY. (SEE NOTE 13).

        THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED
                              FINANCIAL STATEMENTS.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The accompanying consolidated financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America ("U.S.") Investment Advisers Act of 1940, as amended, ("WPS & Co., Ltd." and, together with its subsidiaries, the "Company") are presented on a consolidated basis.

NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2005, 2004 and 2003, the consolidated Company consisted of several affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The background and organization of the entities presented in the Company's consolidated financial statements are set out below.

The Company's subsidiaries and affiliates include:

W.P. Stewart Asset Management Ltd. ("WPSAM"), a wholly-owned subsidiary, is a registered investment adviser under the U.S. Investment Advisers Act of 1940 with clients throughout the world.

W.P. Stewart Securities Limited ("WPSSL"), a wholly-owned subsidiary, acts as an introducing broker, clearing all transactions with, and for, customers of its affiliates on a fully-disclosed basis through an independent clearing broker. WPSSL is a registered broker-dealer under the U.S. Securities Exchange Act of 1934, as amended, and is a member of the National Association of Securities Dealers.

W.P. Stewart Fund Management Limited ("WPS Dublin") is a wholly-owned subsidiary of WPSAM. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is currently the manager of W.P. Stewart Funds plc and W.P. Stewart (Distributor) Funds plc, two umbrella-type open-ended investment companies regulated by the Irish Financial Services Regulatory Authority ("IFSRA"), formerly regulated by the Central Bank of Ireland. Prior to April 2004, WPS Dublin was the manager of WP Stewart Global Funds plc, an umbrella-type open-ended investment company regulated by the Central Bank of Ireland. Effective April 28, 2004 WP Stewart Global Funds plc entered into voluntary liquidation.

W.P. Stewart & Co., Inc. ("WPSI"), a wholly-owned subsidiary, is a registered investment adviser under the U.S. Investment Advisers Act of 1940. Its principal business is to provide investment research and sub-advisory services to the Company.

W.P. Stewart & Co. (Europe), Ltd. ("WPS Europe"), a wholly-owned subsidiary, is authorized and regulated by the Financial Services Authority ("FSA") and previously was regulated by the Investment Management Regulatory Organisation Limited ("IMRO"). Its principal business is to provide investment research and sub-advisory services to the Company.

WPS Aviation Holdings LLC ("WPS Aviation") is a wholly-owned subsidiary of WPSI.

Business Acquisitions

In 1999 the Company acquired 50% of TPRS Services N.V. ("TPRS") and 100% of NS Money Management (Bermuda) Limited ("NSMM") and First Long Island Investors, Inc. ("FLII"). On

December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specified that 80% of the Company's common shares issued in connection therewith could be repurchased ("contingently returnable shares") at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates were July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decreased below defined reference amounts at the specified dates and were not replaced.

The recorded purchase price for each acquisition was determined by the sum of:

     1. the number of shares issued on acquisition not subject to repurchase, multiplied by the fair value of each of those shares at the acquisition date;
     2. the number of shares that ceased to be subject to repurchase at each anniversary date, multiplied by the fair value of each of those shares at that date; and
     3.   the cumulative cash dividends paid on shares subject to repurchase.

The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders' equity (within share capital and as a contra-equity account captioned "contingently returnable shares") at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares ceased to be subject to repurchase, the contra-equity account was relieved and any difference between the initial issue price and the then current fair value of those shares was charged or credited to additional paid-in capital, and the purchase price was adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase were recorded as a reduction of shareholders' equity.

Intangible assets arising from the Company's business acquisitions are comprised primarily of customer relationships.

The following table shows information for each acquisition as of and for the year ended December 31, 2005.

                         AGGREGATE     SHARES NOT      PURCHASE      INTANGIBLE
                         NUMBER OF     SUBJECT TO        PRICE      AMORTIZATION
ACQUISITION               SHARES       REPURCHASE     ALLOCATION    FOR THE YEAR
--------------------   ------------   ------------   ------------   ------------
TPRS                      1,966,000      1,966,000   $ 42,367,772   $  2,596,633
NSMM                        863,831        863,831     17,042,406        953,839
FLII                      1,200,000      1,200,000     23,703,088      1,536,279
                       ------------   ------------   ------------   ------------
                          4,029,831      4,029,831   $ 83,113,266   $  5,086,751
                       ============   ============   ============   ============

The following table shows information for each acquisition as of and for the year ended December 31, 2004.

                                                        CASH
                                                      DIVIDENDS
                                                       PAID ON
                         AGGREGATE     SHARES NOT    CONTINGENTLY     PURCHASE      INTANGIBLE
                         NUMBER OF     SUBJECT TO     RETURNABLE       PRICE       AMORTIZATION
ACQUISITION               SHARES       REPURCHASE       SHARES       ALLOCATION    FOR THE YEAR
--------------------   ------------   ------------   ------------   ------------   ------------
TPRS                      1,966,000      1,966,000   $     97,680   $ 42,367,772   $  2,496,619
NSMM                        863,831        863,831              -     17,042,406        953,839
FLII                      1,200,000      1,200,000              -     23,703,088      1,536,279
                       ------------   ------------   ------------   ------------   ------------
                          4,029,831      4,029,831   $     97,680   $ 83,113,266   $  4,986,737
                       ============   ============   ============   ============   ============

The following table shows information for each acquisition as of and for the year ended December 31, 2003.

                                                                       CASH
                                                                      DIVIDENDS
                                                                      PAID ON
                         AGGREGATE     SHARES NOT    CONTINGENTLY   CONTINGENTLY     PURCHASE      INTANGIBLE
                         NUMBER OF     SUBJECT TO     RETURNABLE     RETURNABLE       PRICE       AMORTIZATION
ACQUISITION               SHARES       REPURCHASE       SHARES         SHARES       ALLOCATION    FOR THE YEAR
--------------------   ------------   ------------   ------------   ------------   ------------   ------------
TPRS                      1,966,000      1,803,200        162,800   $    293,040   $ 39,269,688   $  2,285,037
NSMM                        863,831        863,831              -              -     17,042,406        953,839
FLII                      1,200,000      1,200,000              -              -     23,703,088      1,536,279
                       ------------   ------------   ------------   ------------   ------------   ------------
                          4,029,831      3,867,031        162,800   $    293,040   $ 80,015,182   $  4,775,155
                       ============   ============   ============   ============   ============   ============

On November 14, 2001, the Company acquired a controlling interest in TPR & Partners N.V. ("TPR"), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM Europe"), serves as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The former beneficial owners of TPR, one of whom is an executive officer of the Company, and their assigns will continue to hold the remaining 3,000 shares of WPSAM Europe until June 30, 2006, at which time the Company will acquire those shares at a fair value price determined on that date. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. For the year ended December 31, 2005 there were no changes in the carrying value of goodwill.

Late in the fourth quarter of 2005, the Company was instructed to liquidate certain NSMM accounts as a result of a third party business transaction impacting the related clients. This resulted in an outflow of approximately $200 million in assets under management ("AUM"). The future undiscounted cash flows generated by the advisory fees on the $200 million of AUM supported the NSMM customer related intangible assets. As a result of this event, for the year ended December 31, 2005, the Company recognized an impairment loss equal to the carrying value of the asset in the amount of $12,452,978.

For intangible assets subject to amortization expense, the estimated aggregate amortization expense for each of the five succeeding years ending December 31 is as follows:

                2006               $  4,310,345
                2007               $  4,265,912
                2008               $  4,265,912
                2009               $  4,265,912
                2010               $  4,265,912

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

Cash and Cash Equivalents

The Company considers cash in banks, money market funds and short-term highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. The Company maintains a large majority of its cash in two banks.

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

Fees and Fees Paid Out

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

Fees for the referral of certain accounts are paid to solicitors and are based on terms stated in contracts with such parties. Such amounts, included in fees paid out, are based upon a percentage of the fee revenue generated from the referred accounts and are recognized in the same period as the corresponding revenue.

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

The Company may be subject to challenges from tax authorities regarding the amount of taxes due. These challenges may include questions regarding the amount of deductions and the allocation of income in the jurisdictions where the Company conducts business. In evaluating the potential exposure associated with various tax positions, the Company records reserves for such potential exposures. Based on management's evaluation of the Company's tax position, it is believed that the amounts related to these potential tax exposures are appropriately accrued as accrued expenses and other liabilities. To the extent the Company were to prevail in matters for which such accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company's effective tax rate in a given financial statement period may be impacted.

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

Earnings Per Share

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options, vested unexercised options and potentially issuable common shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options, vested unexercised options issued to employees of the Company or its affiliates and potentially issuable common shares, using the treasury stock method.

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

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board ("FASB") published Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include stock options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans. The Company has adopted the revised standards as of January 1, 2005 (See Note 12). The effect of adopting SFAS No. 123R resulted in an increase in compensation expense for the year ended December 31, 2005 of $287,138.

The following range assumptions were applied in determining the effect on compensation expense upon adoption of SFAS No. 123R for the year ended December 31, 2005:

             Expected Life                          1 to 7 years
             Risk free interest rate               4.84% - 4.89%
             Dividend yield                        4.22% - 7.24%
             Volatility                                   12.87%

NOTE 4: EARNINGS PER SHARE

                                                        2005             2004             2003
                                                   --------------   --------------   --------------
Basic Earnings Per Share:
Net income                                         $   40,052,684   $   63,148,687   $   43,075,283
                                                   ==============   ==============   ==============
Weighted average basic shares outstanding              45,639,687       45,111,869       44,311,905
                                                   --------------   --------------   --------------
Net income per share                               $         0.88   $         1.40   $         0.97
                                                   ==============   ==============   ==============
Diluted Earnings Per Share:
Net income                                         $   40,052,684   $   63,148,687   $   43,075,283
                                                   ==============   ==============   ==============
Weighted average basic shares outstanding              45,639,687       45,111,869       44,311,905
Add:  Unvested shares, contingently returnable
       shares, unvested options, vested
       unexercised options  and dilutive
       potentially issuable common shares                 311,859          412,174          886,060
                                                   --------------   --------------   --------------
Weighted average diluted shares outstanding            45,951,546       45,524,043       45,197,965
                                                   --------------   --------------   --------------
Net income per share                               $         0.87   $         1.39   $         0.95
                                                   ==============   ==============   ==============

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, contingently returnable shares, unvested options, vested unexercised options and potentially issuable common shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects the impact of unvested shares issued to employees of the Company or its affiliates, contingently returnable shares and the dilutive effect of unvested options, vested unexercised options issued to employees of the Company or its affiliates and potentially issuable common shares, using the treasury stock method.

On December 31, 2005, 2004 and 2003, respectively, 46,837,855, 46,113,462 and
46,035,726 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 14) and dividends on these shares; 1,052,330, 700,863 and 1,212,254 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2005, 2004 and 2003, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                        2005             2004             2003
                                                   --------------   --------------   --------------
Net income                                         $   40,052,684   $   63,148,687   $   43,075,283
Other comprehensive income, net of tax:
     Reclassification adjustment for
       unrealized gains/(losses) on
        available for sale securities
        included in interest and other                     83,580           (7,361)         (72,251)
     Unrealized gains/(losses) on available
        for sale securities                               (53,690)          21,870           73,427
     Foreign currency translation
         adjustment                                      (584,592)         396,833          537,532
                                                   --------------   --------------   --------------
Comprehensive income                               $   39,497,982   $   63,560,029   $   43,613,991
                                                   ==============   ==============   ==============

NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                                        2005             2004             2003
                                                   --------------   --------------   --------------
Investment in Bowen Asia Limited                   $    2,336,107   $    2,317,130   $    2,624,008
Investment in Stewart Bowen Japan Ltd.                     99,871          158,557                -
Investment in Kirk Management Ltd.                      1,393,413        1,307,323        1,231,398
                                                   --------------   --------------   --------------
Total                                              $    3,829,391   $    3,783,010   $    3,855,406
                                                   ==============   ==============   ==============

At December 31, 2005, the Company owned approximately 40% of Bowen Asia Limited ("Bowen").

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

NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $1,758,497, $2,531,126 and $2,311,783 for the years ended December 31, 2005, 2004 and 2003, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into agreements pursuant to which, either Shamrock or an entity affiliated with Shamrock, has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $3,100,843, $2,569,082 and $2,584,769 for the years ended December 31, 2005, 2004 and 2003, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $172,357, $175,187 and $162,477 for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts are based upon the actual space utilized in each of those years.

WPS Dublin served as the investment manager to an Irish fund solely advised by WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. The Company had no ownership interest in either the Irish fund or WPS Investissements S.A. WPS Dublin collected and remitted to WPS Investissements S.A. all of the advisory fees in respect of such fund. Such fees amounted to $25,405 for the year ended December 31, 2003. In addition, the Company pays solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by such fund and certain accounts, as directed by those clients to a beneficial owner of a minority interest in the Company. Such payments amounted to $7,382 for the year ended December 31, 2005. Prior to 2005, these payments were made to WPS Investissements S.A. Such payments amounted to $6,358 and $12,995 for the years ended December 31, 2004 and 2003, respectively.

The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), the other principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory and research services. Such costs amounted to $1,722,632, $1,227,329 and $859,333 for the years ended December 31, 2005, 2004 and 2003, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2005, 2004 and 2003 were $6,267, $6,098 and $7,600, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $682,590, $625,617 and $988,184 for the years ended December 31, 2005, 2004 and
2003, respectively.

The Company paid Appleby Spurling Hunter and Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), of which prior to March 31, 2005 one of the Company's directors was a senior partner, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $23,803, $43,679 and $50,339 for the years ended December 31, 2005, 2004 and 2003, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $15,245,066, $20,752,325 and $5,765,255 for the years ended December 31, 2005, 2004 and 2003, respectively.

The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda of which, prior to 2004, one of the Company's directors was the Chief Executive Officer. Such director remains a non-executive director of The Bank of Bermuda and since May 2005 has been an executive officer of the Company. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $180,000 for each of the years ended December 31, 2005, 2004 and 2003.

Included in receivables from affiliates, net, at December 31, 2005, 2004 and 2003 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

WPSAM serves as investment adviser to W.P. Stewart Holdings N.V., our mutual fund listed on Euronext Amsterdam. This fund has a fixed fee of 25 basis points per annum and a 10% performance fee. Included in receivables from affiliates, net, at December 31, 2005 and 2004, are performance fees receivable in the amounts of $5,349,750 and $13,537,506, respectively. There was no performance fee earned for the year ended December 31, 2003.

Included in investments available for sale at December 31, 2004 and 2003 are amounts of $895,423 and $833,958, respectively, which were investments in various funds managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the years ended December 31, 2005, 2004 and 2003 is rent expense in the amount of $188,795, $194,552 and
$155,581 which is paid to a company owned by the former principals of WPSAM Europe N. V., one of whom is an executive officer of the Company.

Included in other operating expenses for the years ended December 31, 2005, 2004 and 2003 are contributions in the amounts of $507,500, $411,000 and $222,450 paid to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation.

NOTE 8: LONG-TERM DEBT

On July 10, 2003, WPS Aviation entered into a 10-year amortizing loan agreement with General Electric Capital Corporation ("GECC") to continue to finance its obligations under the purchase agreement relating to the purchase of a Challenger aircraft. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest is equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one-month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan is collateralized by the Challenger aircraft.

Future principal payments on the loan as of December 31, 2005 are as follows:

            2006                               $    816,729
            2007                                    843,756
            2008                                    871,570
            2009                                    900,587
            2010                                    930,320
            Thereafter (through 2013)            11,049,379
                                               ------------
                                               $ 15,412,341
                                               ============

Interest expense on long-term debt totaled $829,777, $579,318 and $913,992 for the years ended December 31, 2005, 2004 and 2003, respectively.

The carrying value of this loan approximates its fair value as of December 31, 2005.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents). The Company was in compliance with such ratios as of December 31, 2005.

NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2005, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2005, 2004 and 2003.

WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-settlement basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At December 31, 2005, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

WPSAM serves as investment adviser to W.P. Stewart Holdings N.V. ("WPSH NV"), our mutual fund listed on Euronext Amsterdam. This fund pays WPSAM a fixed fee of 25 basis points per annum and a 10% performance fee. As per the terms of the investment advisory agreement, the performance fee is payable annually in arrears and is calculated as 10% of the change in WPSH NV's net asset value per share from valuation date to valuation date, multiplied by the number of shares outstanding as of the earlier of the two dates. However, if the calculation were to produce a negative figure, that amount would be treated as a credit against future performance fees. If the advisory agreement were to be terminated by the investment adviser, the remaining negative balance, if any, would have to be paid back to WPSH NV by the investment adviser. At December 31, 2005, there is no intention by WPSAM, the investment adviser, to terminate the investment advisory agreement nor is there any negative balance.

The Company has committed to make future issuances of 1,000,000 common shares as non-cash incentive employee compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, these restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting. The dilutive effect of these potentially issuable common shares is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

The Company is involved in a legal action with a vendor arising in the ordinary course of business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the financial condition or results of operations of the Company.

NOTE 10: NOTES RECEIVABLE FOR COMMON SHARES

Pursuant to employee or director purchase agreements for common shares, in the event a purchaser is no longer in the employment of, or no longer serves as a director of, the Company or any of its affiliates, the purchaser, shall transfer to the Company all rights to the shares that have not vested at the time of such termination. The remaining balance of the outstanding notes receivable related to the unvested shares shall be abated.

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2005, 532 unvested common shares of former employees were repurchased and their installment notes totaling $8,772 were abated.

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

All the common shares described above are subject to vesting provisions.

Future minimum payments expected to be received on notes receivable for common shares as of December 31, 2005 are as follows:

            2006                               $   675,859
            2007                                   475,407
            2008                                   384,616
            2009                                   195,989
            2010                                    52,488
            Thereafter (through 2011)               12,674
                                               -----------
                                               $ 1,797,033
                                               ===========

Interest income on all such notes was $192,678, $464,146 and $825,778 for the years ended December 31, 2005, 2004 and 2003, respectively.

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

During 2005, pursuant to the terms of the Plan, 28,273 and 30,903 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $1,109,225. Additionally in 2005, 714 vested employee share options granted in 2002 were exercised for an installment note in the amount of $11,838. The installment note bears interest at 8.5% per annum, is for a period of two years and is collateralized by the shares issued.

In 2005, pursuant to the terms of the Plan, 106,957 unexercised options granted in 2001 were forfeited by former employees of the Company. Additionally, in 2005, 98,614 and 43,714 vested options granted in 2001 and 2002, respectively, expired.

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

NOTE 12: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by SFAS No. 123, as amended by SFAS No. 148, using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the years ended December 31, 2005 and 2004 for share options granted in 2003, was $4,470 and $5,639, respectively. There were no share options granted for the years ended December 31, 2005 and 2004.

The options outstanding as of December 31, 2005 for grants awarded during the year ended December 31, 2003, are set forth below:

                                   WEIGHTED AVERAGE REMAINING
                     OPTIONS          REMAINING CONTRACTUAL     WEIGHTED AVERAGE
EXERCISE PRICE     OUTSTANDING            LIFE (YEARS)           EXERCISE PRICE
---------------  ---------------   --------------------------   ----------------
$         20.20           65,250               5                  $       20.20

Prior to January 1, 2003, the Company had elected to account for its share-based employee compensation plan in accordance with APB No. 25. In accordance with APB No. 25, compensation expense is not recognized for employee options that have no intrinsic value on the date of grant.

Share options granted for all periods prior to January 1, 2003, were accounted for under the intrinsic value-based method as prescribed by APB No. 25. Therefore, no compensation expense was recognized for those share options that had no intrinsic value on the date of grant. The dilutive effect of these options is included in the weighted average diluted shares outstanding in accordance with SFAS No. 128.

The options outstanding as of December 31, 2005, 2004 and 2003 for grants made prior to January 1, 2003 are set forth below:

                                                         WEIGHTED AVERAGE
                                         OPTIONS      REMAINING CONTRACTUAL     WEIGHTED AVERAGE
DECEMBER 31,     EXERCISE PRICES       OUTSTANDING         LIFE (YEARS)          EXERCISE PRICE
------------     ---------------      ------------    ---------------------     ----------------
                 $20.80 - $25.65           438,696             3                $          20.92
                 $16.58 - $28.42           347,593             4                $          21.93
                                      ------------
    2005                                   786,289
                                      ============

                 $20.80 - $25.65           672,540             4                $          20.90
                 $16.58 - $28.42           422,924             5                $          21.86
                                      ------------
    2004                                 1,095,464
                                      ============

                 $20.80 - $25.65           836,651             5                $          20.89
                 $16.58 - $28.42           503,928             6                $          21.88
                                      ------------
    2003                                 1,340,579
                                      ============

Options exercisable at December 31, 2005, 2004 and 2003 were 189,997, 208,319 and 227,378 respectively.

Had compensation cost for the options granted under the Plan prior to January 1, 2003 been determined based on fair value at the grant dates consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2004 and 2003, would have been the following pro forma amounts:

          (IN THOUSANDS, EXCEPT PER SHARE DATA)        2004           2003
          --------------------------------------   ------------   ------------
          Net income, as reported                  $ 63,148,687   $ 43,075,283
          Adjustment for compensation cost              477,685        913,393
                                                   ------------   ------------
          Pro forma net income                     $ 62,671,002   $ 42,161,890
                                                   ============   ============
          Earnings per share, as reported:
            Basic                                  $       1.40   $       0.97
            Diluted                                $       1.39   $       0.95
          Pro forma earnings per share:
            Basic                                  $       1.39   $       0.95
            Diluted                                $       1.38   $       0.93

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods. The following range assumptions were applied in determining pro forma compensation cost:

                                                 2004                2003
                                            ---------------   -----------------
          Expected Life                        1 to 7 years        1 to 7 years
          Risk free interest rate             3.10% - 4.31%       1.60% - 4.32%
          Dividend yield                      4.22% - 7.24%       4.22% - 7.24%
          Volatility                                 16.22%              22.07%

The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for the years ended December 31, 2004 and 2003, are not likely to be representative of the pro forma effects on net income and earnings per share in future years, because the assumptions used to determine the fair value can vary significantly.

Disclosed fair values of options for the years ended December 31, 2004 and 2003, for those options granted prior to January 1, 2003, have been estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates. The weighted average fair values of those options granted prior to January 1, 2003 were $2.12 and $2.79 for the years ended December 31, 2004 and 2003, respectively.

NOTE 13: RESTRICTED SHARES

During 2005, 19,500 restricted shares were granted to certain non-employee directors of the Company and 646,535 restricted shares were granted as employee non-cash compensation. During 2004, 20,000 restricted shares were granted to certain non-employee directors of the Company and 118,000 restricted shares were granted as employee non-cash compensation. These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder's equity as of that date and is being amortized over the two through five year vesting periods as specified in the terms of the individual Restricted Share Agreements. Compensation expense resulting from the amortization of the unearned compensation for the years ended December 31, 2005 and 2004 was $3,341,205 and $621,975, respectively.

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

The Company's effective tax rate is driven by the tax jurisdictions in which it conducts business and to the extent the jurisdictions in which it conducts activities changes, the effective tax rate will change accordingly.

The provision for income taxes detailed below represents the Company's estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.

The income tax provision/(benefit), all current, for the years ended December 31, 2005, 2004 and 2003 is as follows:

                                     2005           2004           2003
                                 ------------   ------------   ------------
            U.S.:
            Federal              $  5,240,844   $  6,279,761   $  5,046,492
            State and local         1,784,499      1,562,487      1,600,296
                                 ------------   ------------   ------------
                                    7,025,343      7,842,248      6,646,788
            Other:                     13,239          9,527       (663,521)
                                 ------------   ------------   ------------
                                 $  7,038,582   $  7,851,775   $  5,983,267
                                 ============   ============   ============

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

Total employer contributions amounted to $1,785,038, $1,535,787 and $1,486,044 for the years ended December 31, 2005, 2004 and 2003, respectively. Participants are immediately vested in their account balances.

NOTE 17: LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine, London, Curacao and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2005 were as follows:

               2006                                  $   2,967,198
               2007                                      2,967,198
               2008                                      2,841,451
               2009                                      3,437,138
               2010                                      3,406,570
               Thereafter (through 2021)                22,680,745
                                                     -------------
                                                     $  38,300,300
                                                     =============

Total rent expense for all operating leases was $3,077,906, $2,909,452 and $2,834,537, for the years ended December 31, 2005, 2004 and 2003, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 16-year total commitment amount of $2,790,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda. In addition, included in the table above is a five-year commitment amount of approximately $914,000 payable to a company owned by the former principals of TPR.

NOTE 18: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                                                 Fee Revenue
                                 ------------------------------------------
                                     2005           2004           2003
                                 ------------   ------------   ------------
                  U.S.           $ 76,498,570   $ 76,129,771   $ 70,657,079
                  Non-U.S          36,699,263     39,875,729     23,405,259
                                 ------------   ------------   ------------
                  Total          $113,197,833   $116,005,500   $ 94,062,338
                                 ============   ============   ============

NOTE 19: SUBSEQUENT EVENTS

On January 3, 2006, the Company declared a dividend of $0.30 per share to shareholders of record as of January 13, 2006, payable on January 27, 2006 in the aggregate amount of $14,039,715.

On January 5, 2006, 6,010 unvested common shares of former employees were repurchased and their installment notes totaling $77,618 were abated, 30,643 unvested common shares of former employees were repurchased for an aggregate amount of $505,610 and 2,152 restricted unvested shares were cancelled.

SIGNATURES

         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                  W.P. STEWART & CO., LTD.


                                                  By:    /s/ Rocco Macri
                                                         -----------------------
                                                  Name:  Rocco Macri
                                                  Title: Chief Operating Officer

Date:  March 17, 2006

                                INDEX TO EXHIBITS

NUMBER    EXHIBIT
-------   ----------------------------------------------------------------------
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

15.1      Consent of PricewaterhouseCoopers LLP