Form 20-F
period 2006-12-31
STEWART W P & CO LTD
filed 2007-04-02
CIK 750443

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 - FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

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

                        Commission file number: 001-16245

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

Securities registered or to be registered pursuant to Section 12 (b) of the Act:

                                             Name of each exchange
           Title of Each Class                on which registered
           -------------------               ---------------------
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

As of December 31, 2006, 47,569,278 common shares, par value $0.001 per share, were issued and outstanding.

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

 Large Accelerated Filer [ ]   Accelerated Filer [X]   Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 [X] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes [ ] No [X]

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
PART I...................................................................      2
   ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS.......      2
   ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE.....................      2
   ITEM 3.   KEY INFORMATION.............................................      3
   ITEM 4.   INFORMATION ON THE COMPANY..................................     10
   ITEM 4A.  UNRESOLVED STAFF COMMENTS...................................     29
   ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS................     30
   ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..................     37
   ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS...........     47
   ITEM 8.   FINANCIAL INFORMATION.......................................     49
   ITEM 9.   THE OFFER AND LISTING.......................................     50
   ITEM 10.  ADDITIONAL INFORMATION......................................     52
   ITEM 11.  QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK..     61
   ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES......     62

PART II..................................................................     62
   ITEM 13.  DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES..............     62
   ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
             USE OF PROCEEDS.............................................     62
   ITEM 15.  CONTROLS AND PROCEDURES.....................................     63
   ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT............................     63
   ITEM 16B. CODE OF ETHICS..............................................     64
   ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES......................     64
   ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES..     65
   ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
             PURCHASERS..................................................     65

PART III.................................................................     66
   ITEM 17.  FINANCIAL STATEMENTS........................................     66

   ITEM 18.  FINANCIAL STATEMENTS........................................     66
   ITEM 19.  EXHIBITS....................................................     66

     FORWARD-LOOKING STATEMENTS

     Certain statements in this Annual Report are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by, and information currently available to, our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in this Annual Report as well as the following:

     -    general economic and business conditions;

     -    a challenge to our U.S. tax status;

     -    industry capacity and trends;

     -    competition;

     -    the loss of major clients;

     -    changes in demand for our services;

     - changes in, or inability to implement, business strategy or development plans;

     - changes in the laws and/or regulatory circumstances in Bermuda, the United States, the United Kingdom, Ireland, The Netherlands or other jurisdictions;

     -    changes in contingent liabilities;

     - the adverse effect from a decline or volatility in the securities market in general or our products' performance;

     -    quality of management;

     -    ability to attract and retain qualified personnel;

     - actions taken or omitted to be taken by third parties, including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

     -    availability, terms and deployment of capital.

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

     The income statement and balance sheet data set forth below as of and for the years ended December 31, 2006, 2005, 2004, 2003 and 2002 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with "Operating and Financial Review and Prospects" and the consolidated audited financial statements for the years ended December 31, 2006, 2005 and 2004 and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, as they are commonly known.

                                                   AS OF, AND FOR THE YEAR ENDED, DECEMBER 31,
                                               ----------------------------------------------------
                                                 2006       2005       2004       2003       2002
                                               --------   --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA:
Revenues:
   Fees ....................................   $107,803   $113,198   $116,005   $ 94,062   $105,419
   Commissions .............................     29,609     31,890     34,820     22,461     28,293
   Interest and Other ......................      4,719      2,767      1,496      2,279      3,570
                                               --------   --------   --------   --------   --------
                                                142,131    147,855    152,321    118,802    137,282
                                               --------   --------   --------   --------   --------
Expenses:
   Employee Compensation and Benefits ......     43,726     34,153     29,102     22,942     26,337
   Fees Paid Out ...........................      8,126      9,059      7,760      6,059      7,250
   Performance Fee Charge ..................      2,626         --         --         --         --
   Commissions, Clearance and Trading ......      5,665      6,993      7,371      4,811      5,919
   Research and Administration .............     13,629     14,399     14,781     14,429     14,358
   Marketing ...............................      6,309      5,540      5,618      4,709      5,166
   Depreciation and Amortization ...........      6,573      8,206      8,039      7,933      8,049
   Impairment of Intangible Asset ..........        --      12,453         --         --         --
   Other Operating .........................     11,971      9,960      8,649      8,861      8,371
                                               --------   --------   --------   --------   --------
                                                 98,625    100,763     81,320     69,744     75,450
                                               --------   --------   --------   --------   --------
Income Before Taxes ........................     43,506     47,092     71,001     49,058     61,832
Provision for Taxes ........................      6,031      7,039      7,852      5,983      6,381
                                               --------   --------   --------   --------   --------
Net Income .................................   $ 37,475   $ 40,053   $ 63,149   $ 43,075   $ 55,451
                                               ========   ========   ========   ========   ========
Earnings Per Share:(1)
   Basic Earnings Per Share ................   $   0.82   $   0.88   $   1.40   $   0.97   $   1.27
                                               ========   ========   ========   ========   ========
   Diluted Earnings Per Share ..............   $   0.82   $   0.87   $   1.39   $   0.95   $   1.21
                                               ========   ========   ========   ========   ========
WEIGHTED AVERAGE SHARES USED IN COMPUTATION:
   Basic ...................................     45,817     45,640     45,112     44,312     43,576
   Diluted .................................     45,866     45,952     45,524     45,198     46,013
BALANCE SHEET DATA:
Total Assets ...............................   $146,551   $152,580   $164,710   $141,008   $134,979
Total Liabilities ..........................   $ 33,785   $ 30,935   $ 33,281   $ 26,339   $ 26,914
Shareholders' Equity .......................   $112,766   $121,645   $131,429   $114,669   $108,065

                                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
OTHER DATA (unaudited):
Long-Term Debt .............................    $ 13.8     $ 14.6     $ 15.4     $ 16.2     $ 16.9
Cash Dividends Per Share ...................    $ 1.13     $ 1.20     $ 1.20     $ 1.20     $ 1.20
Assets Under Management ....................    $8,111     $9,514     $9,348     $8,561     $7,655

----------
(1) Common shares purchased by our employees, restricted shares issued to our employees and options granted to our employees are subject to vesting. For treatment of unvested common shares, unvested options, vested unexercised options and potentially issuable common shares, see Note 4 of the notes to the consolidated financial statements contained herein.

     B.   CAPITALIZATION AND INDEBTEDNESS

     Not Applicable.

     C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

     Not Applicable.

     D.   RISK FACTORS

     VOLATILITY IN THE SECURITIES MARKETS CAN RESULT IN A DECREASE IN THE MARKET VALUE OF OUR ASSETS UNDER MANAGEMENT AND, IN TURN, A DECREASE IN OUR EARNINGS.

     The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events, which we cannot control. These events can, and sometimes do, result in a decrease in the overall value or amount of assets that we manage and on which we earn our fees.

     We earn most of our revenues from asset management contracts with clients. Under a majority of these contracts, clients pay us an asset management fee equal to a percentage of the market value of the assets we manage. As a result, if securities prices fluctuate, the market value of the assets may fluctuate, and our revenues and profitability may fluctuate as well. All other factors being equal, if securities prices fall, the value of our clients' portfolios, and our revenues, fall as well. Under certain management contracts, a portion of our fee is dependent on the performance of the account. Under these contracts, if the value of the relevant client's assets decline, either in absolute terms or as compared to the return of a benchmark index, we would earn no performance fee.

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

     Our core investment management team currently consists of managers who have been with us for an average of seven years. If one or more of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.

     Two of our former portfolio managers left the Stewart Group in early 2006 and joined another asset management firm. Although it is difficult to assess exactly how many clients have chosen to cease using our services as a direct result of these departures, we have seen that the departure of these two former portfolio managers resulted in some client retention issues during 2006. In addition, in early February 2007, we announced that three additional portfolio managers would be leaving the firm after a short transition period. This will most likely result in additional client retention pressures and we cannot be certain that the impact will be immaterial.

     In addition, we are currently managed by a small number of key management and operating personnel whose efforts will largely determine our success. The loss of key management personnel without an adequate replacement would have an adverse effect on our ability to effectively manage the firm. Our success also depends upon our ability to hire and retain qualified operating, marketing, financial and technical personnel. Competition for qualified personnel can be intense and, accordingly, the inability to continue to hire or retain necessary personnel would have an adverse effect on our operations.

     COMPETITION IN OUR INDUSTRY IS INTENSE. THIS COMPETITION MAKES CLIENT RETENTION DIFFICULT AND OUR REVENUE BASE UNCERTAIN.

     The asset management business is highly competitive. Our ability to compete is based on a number of factors, including:

     -    investment performance;

     -    business reputation;

     -    continuity of client relationships and of assets under management;

     - the resources and effectiveness of our marketing and client service personnel; and

     -    the level of fees and commissions charged for services.

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

     The ability to compete in our industry will to a large extent depend on our investment performance record. If our performance does not compare favorably to our competitors or if other investment offerings appear to provide greater returns, we could experience a loss of assets under management. This would result in loss of revenues and, therefore, an adverse impact on our financial condition.

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

     The Internal Revenue Service, or IRS as it is commonly known, and/or other U.S. taxing authorities may assert that the Stewart Group has significantly understated its taxable income and impose tax on the understatement. The U.S. income tax we have paid and expect to pay is as follows:

     - W.P. Stewart & Co., Inc. pays U.S. income tax on its taxable income, consisting primarily of fees received from W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. for sub-advisory and research services less applicable expenses;

     - W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

     - W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 7% of their earnings in 2004 and on approximately 6% of their earnings in 2005, and expect to pay U.S. income tax on less than 1% of their earnings in 2006, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.

     We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 2004, 2005 and 2006. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart/Hartmann, Ltd., W.P. Stewart Asset Management (Europe), Ltd. and its subsidiaries, NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 11.1% for 2004 and 14.9% in 2005. We believe that the overall tax rate will not exceed 14.0% for 2006 and intend to file tax returns on that basis. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States. As a result of the departures of several portfolio managers over the last year, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased somewhat relative to the activity based in lower-tax jurisdictions. We believe this change will not be permanent. However, this change in our business has resulted in an increase in the effective tax rate for 2006, and there can be no assurance that our effective tax rate will not continue to fluctuate significantly as a result of various factors, including those described above.

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

     The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 2003 of Bermuda, but by virtue of the nature of their clients, they are currently exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the National Association of Securities Dealers, Inc., or NASD as it is commonly known. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known. W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Irish Financial Services Regulatory Authority, or IFSRA as it is commonly known, and was previously regulated by the Central Bank of Ireland. W.P. Stewart Fund Management S.A. and the publicly traded funds that it manages, including W.P. Stewart Holdings Fund, are primarily regulated by the Luxembourg Commission de Surveillance du Secteur Financier, commonly referred to as the CSSF. In addition, W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. have each been issued a license by the Netherlands Authority for the Financial Markets, commonly referred to as the AFM, to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee.

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

     WE ARE AND WILL CONTINUE TO BE CONTROLLED BY AFFILIATED SHAREHOLDERS.

     All shareholders of WPS II, Inc., our largest shareholder, owning approximately 40% of the common shares as of February 28, 2007, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. Additionally, our directors and executive officers beneficially own approximately 13.6% of the common shares. Also, substantially all of our other employees own common shares. Furthermore, the majority of these shareholders (including WPS II, Inc.) will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, will have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also will be able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws and certain equity-based compensation arrangements.

     OUR BYE-LAWS RESTRICT SHAREHOLDERS' VOTING RIGHTS. YOU MAY NOT BE ABLE TO VOTE ALL OF THE COMMON SHARES THAT YOU OWN.

     Our bye-laws limit the voting power of natural persons to a maximum of 5% of all votes attributable to our outstanding shares and the voting power of entities and persons other than natural persons to a maximum of 9.5% of the votes attributable to our outstanding shares. For these purposes, voting power held by any person or entity is deemed to include voting power held or shared by that person or entity as part of a "group" (as defined in the Securities Exchange Act of 1934). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

     -    WPS II, Inc.;

     - Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering in December 2000; and

     - Certain persons, entities or groups that are designated by our board of directors.

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

     Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares. These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:

     -    WPS II, Inc. or its affiliates;

     -    Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

     - Any shareholding entity that may be established for the purpose of our employee benefit plans and that is designated by our board of directors; and

     - Other persons, entities or groups that are designated by our board of directors.

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

     As of December 31, 2006, there were 47,569,278 common shares issued and outstanding. Of these shares, 20,549,846 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.

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

     THE MARKET PRICE OF THE COMMON SHARES WILL FLUCTUATE.

     The market price for the common shares may be volatile and may fluctuate based upon a number of factors including, but not limited to:

     -    our operating results;

     - changes in financial estimates by securities analysts for the Stewart Group and/or its competitors;

     -    conditions or trends in the asset management industry;

     - adoption of new accounting standards affecting the investment advisory business;

     -    news announcements; or

     -    changes in general economic and market conditions.

     In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may materially affect the market price of our common shares.

ITEM 4. INFORMATION ON THE COMPANY

     A.   HISTORY AND DEVELOPMENT OF THE COMPANY

     THE STEWART GROUP

     The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management company that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda with additional operations or affiliates in the United States, Europe, Asia and the Netherlands Antilles, we managed approximately $8.1 billion in assets as of December 31, 2006. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 34% of our assets under management from non-U.S. clients as of December 31, 2006.

     Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world's finest growing businesses - large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return, before fees, of 19.6% and 18.4%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2006, as compared with a return of 13.4% for the S&P 500 over the same period. Our compound annualized returns for the five and ten years ended December 31, 2006, before fees, were 7.6% and 10.2%, respectively, as compared to 6.2% and 8.4%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and ten years ended December 31, 2006, after fees, were 6.5% and 9.0%, respectively. Our return for the year ended December 31, 2006, before fees, was 9.0% as compared to a return of 15.8% for the S&P 500 during the same period. Our return for the year ended December 31, 2006, after fees, was 7.9%. See Item 4 B under the caption "Information on the Company - Business Overview."

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

     In January 2000, W.P. Stewart & Co. (Europe), Ltd. commenced its investment management business in London. W.P. Stewart & Co. (Europe), Ltd., a wholly-owned subsidiary of W.P. Stewart & Co., Ltd., provides investment research and sub-advisory services to our two Bermuda investment advisory companies (W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd.). Our investment professionals in London developed a European portfolio for our clientele using the time-tested principles of our U.S. investment philosophy and approach. In 2002 Lisa Stewart, a founder of Bowen Asia Limited, our 40% unconsolidated affiliate in Hong Kong, and the daughter of William P. Stewart, assumed the responsibility for integrating our European and Asian investment teams to develop a single team responsible for all non-North-American research. In early 2005, Mark Phelps was hired as Director of Global Investments to further develop and be responsible for the global equity product and London team. In 2006, Mr. Phelps was named Deputy Managing Director - Global Investments and in 2007 was promoted to Managing Director - Global Investments. We intend to continue to strengthen our London capabilities to advise on European and global portfolio products.

     These London initiatives will ensure that the research and investment management services offered by W.P. Stewart across all geographies are consistent in style and quality.

     On November 14, 2001, we acquired a controlling interest in TPR & Partners N.V., an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In the transaction, we initially acquired 9,000 of W.P. Stewart Asset Management (Europe), Ltd.'s 12,000 outstanding shares in exchange for 330,000 of our common shares. In 2006, pursuant to the agreement entered into in 2001, we acquired from the former beneficial owners of TPR and their assigns the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. at a fair value price determined at the time of purchase. In addition, W.P. Stewart Asset Management (Europe), Ltd. currently provides client services for approximately $2.6 billion of our assets under management, and has now taken the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.

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

     These elements have contributed to a 19.6% compound annual return before fees (18.4% after fees) for client accounts from January 1, 1975 to December 31, 2006.

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

     COMPETITIVE STRENGTHS

     We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy for over 30 years. Our experienced investment team currently consists of 19 investment analyst/portfolio managers with an average of approximately 20 years of experience in the industry. With nine offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

     CULTURE

     We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. Substantially all employee compensation is based solely on a percentage of the firm's annual operating profits; our general policy is not to pay fixed salaries or to guarantee compensation. Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd. Pursuant to our 2001 Employee Equity Incentive Plan, as amended, as of December 31, 2006, an aggregate of approximately 974,000 restricted share awards and option grants were outstanding or had been exercised. As of July 24, 2004, no additional awards will be granted under this Incentive Plan. All employee options and share purchases under such Plan are subject to seven year vesting. During 2004, we issued an aggregate of 118,000 common shares to ten employees as non-cash incentive compensation. An additional aggregate of 646,535 shares were issued to 29 employees during 2005 as part of such employees' non-cash compensation. During 2006, an aggregate of 1,105,301 shares were issued to 60 employees as part of such employees' non-cash compensation. It is our present intention to continue to make common shares available to our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption "Directors, Senior Management and Employees- Compensation."

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

     LONG-TERM PERFORMANCE RECORD

     During the 32-year period from January 1, 1975 through December 31, 2006, we experienced a 19.6% compound annual return, before fees, and an 18.4% compound annual return, after fees, compared to a 13.4% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000, 2001 and 2002 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates.

     LOOK THROUGH EARNING POWER

     W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 32-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

     Currently, portfolio earnings growth remains solidly positive and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next few years.

     INVESTMENT METHODOLOGY

     Our investment philosophy is simple. We invest our clients' capital in highly liquid publicly traded securities. Like the members of a holding company board, our interest is in ensuring the earnings of our holdings grow each year. In making investments, the investment team focuses on a five-year investment horizon and does not engage in market timing. We believe that our investment research is distinguished by its intensity. Our analysts/portfolio managers do their own research on companies they select, and on many they do not select, and derive investment research information from a variety of sources, both external and internal. Our analysts visit these companies regularly, contact managements frequently, talk to competitors, customers and suppliers, and draw upon other diverse sources of information. While one analyst has the primary responsibility for each company (usually a maximum of six companies per analyst), information is also gathered by other analysts and is shared among all investment professionals.

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

     At any given time, few businesses meet our standards. Accordingly, our worldwide investment universe has historically been limited to fewer than 50 investment candidates from each of the United States, Europe, Japan and Asia-ex-Japan, which are selected based upon a consensus of our investment team. The universe is then ranked by the price attractiveness of each current and prospective holding. Generally, we tend to concentrate holdings in those that appear to offer the greatest appreciation potential and sell off those that appear to be fully valued. Over the years, this investment methodology has added several hundred basis points to the underlying growth in "look through" earnings of clients' portfolios.

     Using thorough analysis and intensive research, we select investment candidates based in part on the following criteria:

     -    a proven track record of consistent profit growth;

     -    strong financial condition;

     - predictable earnings growth that we believe will continue for the next five years and beyond;

     -    accurate and reliable information that is readily available;

     - successful, experienced management that is accessible to our investment team;

     - strong product lines and competitive position, preferably with worldwide presence;

     -    relatively low levels of cyclicality; and

     -    large market capitalization and significant trading liquidity.

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

     BUSINESS STRATEGY

     Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to continued growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 32-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

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

     INVESTMENT MANAGEMENT TEAM

     Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. Following the resignation of three senior investment professionals, which was announced in February 2007, we have 19 senior investment professionals and 12 associate portfolio managers who directly participate in the investment process. The following table identifies these senior investment professionals and summarizes their experience in the industry as of March 1, 2007:

                                           YEARS IN   YEARS WITH
         NAME             LOCATION   AGE   INDUSTRY     COMPANY
----------------------   ---------   ---   --------   ----------
Dev Chakrabarti.......   London      29        7         1
Sang Chung............   Hong Kong   37       13         3*
Christian Diebitsch...   London      43       16         3
Arend E. Dikkers......   London      49       23         4
Aadil Ebrahim.........   Hong Kong   31        9         3*
Samantha Epstein......   New York    37       15         8
Robert G. Gebhart.....   New York    35       13         4
Jeremy Higgs..........   Hong Kong   52       21         0(1)*
John Johnson..........   Bermuda     39       16         1
Robert Kahn...........   New York    74       47        32
Naomitsu Kimoto.......   Tokyo       43       18         3*
Celina Lin............   Hong Kong   47       17        12*
Jack Mahler...........   New York    48       10         1
Brigitte Neigut.......   New York    33        5         1
Keith Olson...........   Hong Kong   48       24         4*
Mark I. Phelps........   London      47       22         2
Lisa M. Stewart.......   Hong Kong   49       24        13*
William P. Stewart....   Bermuda     69       52        32
James T. Tierney......   New York    40       19         7

----------
*    Includes years with Bowen Asia Limited.

(1)  Joined Bowen in April 2006.

     HISTORICAL PERFORMANCE RECORD

     JANUARY 1, 1975-DECEMBER 31, 2006 PERFORMANCE

     We have achieved a 19.6% compound annual return before fees, and a 18.4% compound annual return after fees for the period from January 1, 1975 through December 31, 2006. This compares to a 13.4% return of the S&P 500 Index over the same period computed on a comparable basis. Our compound annualized returns for the five and 10 years ended December 31, 2006, before fees, were 7.6% and 10.2%, respectively, as compared to 6.2% and 8.4%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2006, after fees, were 6.5% and 9.0%, respectively. Our return for the year ended December 31, 2006, before fees, was 9.0% as compared to a return of 15.8% for the S&P 500 during the same period. Our return for the year ended December 31, 2006, after fees, was 7.9%. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.

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

     The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2006. See "Method of Performance Calculation" below.

                          MANAGED ACCOUNTS VS. S&P 500

                  Value of $100 invested on December 31, 1974

                               (PERFORMANCE GRAPH)

YEAR   S&P 500   WPS PRE-FEE   WPS POST-FEE
----   -------   -----------   ------------
'74        100          100           100
'75        137          165           164
'76        170          217           213
'77        157          251           245
'78        167          284           273
'79        197          377           361
'80        261          504           477
'81        248          558           523
'82        301          764           710
'83        369          980           903
'84        391        1,154         1,052
'85        515        1,720         1,554
'86        611        2,083         1,863
'87        642        2,266         2,005
'88        748        2,482         2,170
'89        986        3,377         2,925
'90        955        3,823         3,266
'91      1,247        5,892         4,988
'92      1,342        6,307         5,274
'93      1,477        6,177         5,108
'94      1,496        6,377         5,212
'95      2,059        8,592         6,950
'96      2,532       11,682         9,352
'97      3,377       15,444        12,242
'98      4,343       20,486        16,074
'99      5,256       22,901        17,762
'00      4,778       22,613        17,318
'01      4,210       21,296        16,116
'02      3,279       18,226        13,610
'03      4,220       21,838        16,141
'04      4,679       26,291        19,239
'05      4,909       28,220        20,428
'06      5,685       30,765        22,050

     METHOD OF PERFORMANCE CALCULATION

     ACCOUNT INCLUSION. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2006 are referred to as the "composite" or the "managed accounts."

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

     S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2006 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P
500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2006 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor's Corporation, New York, New York.

     ASSETS UNDER MANAGEMENT

     The following table shows assets under management during the period from January 1, 2004 through December 31, 2006. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.

                             ASSETS UNDER MANAGEMENT

                                        YEAR ENDED DECEMBER 31,
                                       ------------------------
                                        2006     2005     2004
                                       ------   ------   ------
                                             (in millions)
Beginning Assets Under Management...   $9,514   $9,348   $8,561
                                       ======   ======   ======
Ending Assets Under Management......   $8,111   $9,514   $9,348
                                       ======   ======   ======

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

                      NET FLOWS OF ASSETS UNDER MANAGEMENT

                                        YEAR ENDED DECEMBER 31,
                                       ------------------------
                                         2006      2005     2004
                                       -------   -------   -----
                                             (in millions)
Existing Accounts:
   Contributions ...................   $   780   $   988   $ 912
   Withdrawals .....................    (1,356)   (1,036)   (852)
                                       -------   -------   -----
Net Flows of Existing Accounts .....      (576)      (48)     60
Publicly Available Funds:
   Contributions ...................       147       256     203
   Withdrawals .....................      (259)     (149)   (172)
Direct Accounts Opened .............       145       312     228
Direct Accounts Closed .............    (1,311)     (733)   (940)
                                       -------   -------   -----
Net New Flows ......................    (1,314)     (314)   (681)
                                       -------   -------   -----
Net Flows of Assets Under
   Management ......................   $(1,890)  $  (362)  $(621)
                                       =======   =======   =====

     The following table shows client retention information for the last three years.

                                ACCOUNT RETENTION

                                                    YEAR ENDED
                                                   DECEMBER 31,
                                              ---------------------
                                               2006    2005    2004
                                              -----   -----   -----
Number of Accounts at Beginning of Period..   1,841   1,910   2,081
Number of Accounts Closed During Period....     399     188     262
Retention Rate.............................    78.3%   90.2%   87.4%

     CLIENT BASE

     Our client base is diverse. Approximately 65% of our assets under management, and 81% of our accounts, as of December 31, 2006, were associated with high net-worth individuals and their affiliates. As of December 31, 2006, approximately 34% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.

     The following tables show, as of December 31, 2006, 2005 and 2004, the amount of assets under management in direct relationship client accounts and in accounts referred to us by clients' consultants, and the number of accounts by relationship type.

                             ASSETS UNDER MANAGEMENT
                              BY RELATIONSHIP TYPE

                            AS OF DECEMBER 31,
                        -------------------------
                        2006(1)    2005     2004
                        -------   ------   ------
                              (in millions)
Direct Relationship..    $7,489   $8,847   $8,615
Consultant Related...       622      667      733
                         ------   ------   ------
   Total.............    $8,111   $9,514   $9,348
                         ======   ======   ======

(1) This table reflects the amount of assets under management by category based upon whether the client had been referred to us by a consultant at the time of the opening of their account. Due to consultants becoming related to clients subsequent to the initial account opening, as of December 31, 2006, $1,352 million of assets under management were from accounts associated with a consultant. The remaining $6,759 million of assets under management were not associated with any consultant.

                               NUMBER OF ACCOUNTS
                              BY RELATIONSHIP TYPE

                            AS OF DECEMBER 31,
                         -----------------------
                         2006(2)    2005    2004
                         -------   -----   -----
Direct Relationship ..    1,430    1,738   1,792
Consultant Related ...       81      103     118
                          -----    -----   -----
   Total .............    1,511    1,841   1,910
                          =====    =====   =====

(2) This table reflects the number of accounts by category based upon whether the relevant client had been referred to us by a consultant at the time of the opening of their account. Due to consultants becoming related to clients subsequent to the initial account opening, as of December 31, 2006, 112 accounts were associated with a consultant. The remaining 1,399 accounts were not associated with any consultant.

     Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2006, 2005 and 2004 represented 39.8%, 39.8% and 39.2%, respectively, of our direct relationship accounts as of such dates.

     The following table shows our assets under management by client type.

                             ASSETS UNDER MANAGEMENT
                                 BY CLIENT TYPE

                                      ASSETS UNDER MANAGEMENT AS      NUMBER OF ACCOUNTS
                                         OF DECEMBER 31, 2006       AS OF DECEMBER 31, 2006
                                      --------------------------   ------------------------
                                       U.S.    NON-U.S.    TOTAL    U.S.   NON-U.S.   TOTAL
                                      ------   --------   ------   -----   --------   -----
                                             (in millions)
High Net-Worth Individual
   Relationships/Pooled Funds* ....   $2,773    $2,462    $5,235   1,126       97     1,223
Foundations & Other
   Relationship Directed
   Institutional ..................    2,289       135     2,424     199        1       200
Other Institutional ...............      334       118       452      57       31        88
                                      ------    ------    ------   -----      ---     -----
   Total ..........................   $5,396    $2,715    $8,111   1,382      129     1,511
                                      ======    ======    ======   =====      ===     =====

----------
* Pooled funds have been included in High Net-Worth Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.

     The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.

                             ASSETS UNDER MANAGEMENT
                              U.S./NON-U.S. CLIENTS

                          AS OF DECEMBER 31,
                       ------------------------
                        2006     2005     2004
                       ------   ------   ------
                             (in millions)
U.S. Clients .......   $5,396   $6,153   $6,265
Non-U.S. Clients ...    2,715    3,361    3,083
                       ------   ------   ------
   Total ...........   $8,111   $9,514   $9,348
                       ======   ======   ======

     INVESTMENT ADVISORY REVENUES

     Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our traditional fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client's account up to $25 million, plus 1.25% per annum of any account balance in excess of $25 million up to $100 million, plus 1.0% per annum of any account balance in excess of $100 million. In 2006, we began to offer to clients with an account value in excess of $50 million a single fee arrangement, with no extra cost for commissions. A client choosing this arrangement will pay a management fee equal to 1.25% per annum of the value of the client's account if the account value is less than $100 million, 0.875% per annum if the account value is between $100 million and $250 million, and 0.75% if the value of the account exceeds $250 million. We intend to begin to offer a single fee arrangement, at higher rates, to clients with accounts below $50 million during 2007. Our fee arrangements are non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients' funds held on a long-term basis in fixed income investments (approximately $20 million at December 31, 2006) are subject to a 0.30% annual fee. We have also offered a limited number of clients with a high minimum account size the opportunity to pay a lower fixed fee plus a performance fee. The performance fee is either based upon the performance of the client's account or the amount by which the account's performance exceeded the performance of the S&P 500. As of December 31, 2006, only nine clients with an aggregate of approximately $1.1 billion in assets under management had a performance fee arrangement. This includes W.P. Stewart Holdings Fund, our mutual fund listed on Euronext Amsterdam. For the year ended December 31, 2006, we recognized a performance fee of $9.7 million from W.P. Stewart Holdings Fund (it should be noted, however, that we recognized a non-recurring charge of $2.6 million related to the resetting of the fund's "high water mark" during 2006 in connection with the transfer of the fund from Curacao to Luxembourg). Fees under our investment advisory contracts are typically billed and payable quarterly, in advance. Performance fees are recorded as of the date on which the performance period ends. The following table shows the average annualized gross management fee, excluding the effect of any performance fees, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2006:

                              AVERAGE GROSS MANAGEMENT
                             FEE AS A PERCENT OF ASSETS
                                  UNDER MANAGEMENT
                                     YEAR ENDED
CLIENT TYPE                      DECEMBER 31, 2006
-----------                  --------------------------
Institutional.............              1.10%
Non-Institutional.........              1.12%
U.S. Clients..............              1.26%
Non-U.S. Clients..........              0.84%
Overall Weighted Average..              1.11%

     The average gross management fee, excluding the effect of any performance fees, was 1.11% for the year ended December 31, 2006. The average fee was less than our standard fee of 1.5% because (1) a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, (2) account balances in excess of $25 million and $100 million are subject to lower fees, (3) accounts that have performance-based arrangements are subject to a much lower quarterly base advisory fee and (4) we offered the single fee arrangement discussed above to certain clients beginning July 1, 2006.

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

     GEOGRAPHIC AREA DATA

     Our primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2006, 2005 and 2004 were as follows:

                           FEE REVENUE
           ------------------------------------------
               2006           2005           2004
           ------------   ------------   ------------
U.S.       $ 71,397,432   $ 76,498,570   $ 76,129,771
Non-U.S.     36,405,030     36,699,263     39,875,729
           ------------   ------------   ------------
Total      $107,802,462   $113,197,833   $116,005,500
           ============   ============   ============

     COLLECTIVE INVESTMENT FUNDS

     Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2006, we also served as investment adviser to 31 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S. clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2006:

     JURISDICTION OF         ASSETS UNDER
    FORMATION OF FUND         MANAGEMENT
    -----------------       -------------
                            (in millions)
Luxembourg...............        $975
Luxembourg...............         484
United States............          95
British Virgin Islands...          92
The Netherlands..........          88
Austria..................          81
British Virgin Islands...          74
United Kingdom...........          51

     CLEARING CUSTODIAN AND BROKERAGE ARRANGEMENTS

     We do not hold any funds or securities of our clients. Clients' funds and securities are held by custodians appointed either by the client or, if no custodian is named by the client, by the Stewart Group. We currently utilize, on a fully disclosed basis, the services of Pershing LLC as clearing agent and as custodian on accounts where the client makes no custodial designation. We believe that our current relationship with Pershing LLC is satisfactory but believe that a comparable agreement with a different clearing agent and/or custodian could be reached if necessary.

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

     Two of our former portfolio managers left the Stewart Group in early 2006 and joined another asset management firm, and in February 2007 we announced that three additional portfolio managers would be leaving the firm after a short transition period. This will most likely result in additional client retention issues, and we cannot be certain that the impact will be immaterial.

     REGULATION

     Our business and the investment management industry in general are subject to extensive regulation in Bermuda, the United States at both the federal and state levels, the United Kingdom, the Republic of Ireland, the Grand Duchy of Luxembourg and The Netherlands, as well as by various self-regulatory organizations, or SROs as they are commonly known, in these and other jurisdictions. A number of regulatory agencies of various jurisdictions are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in markets in those jurisdictions.

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

     In the United Kingdom, the main regulatory body is the Financial Services Authority. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the Republic of Ireland, the Irish Financial Services Regulatory Authority is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. These responsibilities were previously under the authority of the Central Bank of Ireland. In The Netherlands, De Nederlandsche Bank N.V., known as the Dutch Central Bank, has historically been responsible for the regulation of fund management activities, such as the supervision of WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V. (prior to the transfer to Luxembourg), the shares of which fund are traded on Euronext Amsterdam. Most of those responsibilities of the Dutch Central Bank have been transferred to the Netherlands Authority for the Financial Markets, commonly referred to as the AFM, as of September 1, 2002. In addition, W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. have each been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee, including the AFM's capital adequacy requirements. W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. currently satisfy these requirements. In Luxembourg, W.P. Stewart Holdings Fund and its management company, W.P. Stewart Fund Management S.A., are subject to the jurisdiction of the Commission de Surveillance du Secteur Financier, or the CSSF as it is commonly known.

     W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the SEC. As investment advisers, each is subject to the requirements of the Advisers Act and the SEC's regulations thereunder. They, and their employees engaged in advisory services, are also subject to certain state securities laws and regulations, and to laws regarding fiduciaries. Federal and state regulations impose, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, requirements as to fees paid to solicitors (paid client referral sources), restrictions on commission and fee arrangements with broker-dealers, and advertising restrictions, as well as general anti-fraud prohibitions. The state securities law requirements applicable to employees of investment advisers include certain qualification requirements as to advisory employees. In addition, W.P. Stewart & Co., Inc., as investment adviser to a mutual fund registered under the Investment Company Act, is subject to requirements under the Investment Company Act and the SEC's regulations thereunder. Such requirements include, among other things, record-keeping and reporting requirements and procedures for handling funds. Each of W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. also are subject to the requirements of the USA Patriot Act of 2001.

     Under the Advisers Act, every investment advisory agreement with a client must expressly provide that it may not be assigned by the investment adviser without the consent of the client. Under the Investment Company Act, every investment adviser's agreement with a registered investment company must provide for the agreement's automatic termination in the event of its assignment. Under both Acts, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the agreement, including a direct assignment or a transfer of a "controlling block" of the firm's voting securities or, under certain circumstances, upon the transfer of a "controlling block" of the voting securities of its parent corporation. A transaction is not an assignment under the Advisers Act or the Investment Company Act, however, if it does not result in a change of actual control or management of the investment adviser. Any assignment of our investment advisory agreements would require, as to any registered investment company client, the prior approval by a majority of its shareholders, and as to our other clients, the prior consent of such clients to such assignments. Sales by WPS II, Inc. or other shareholders or our issuances of common shares, among other things, could result in a deemed assignment of our investment advisory agreements under such statutes. See Item 3 D under the captions "Key Information - Risk Factors - We Are Subject to the Control of Many Regulatory Bodies..." and "Key Information - Risk Factors - A Change of Control of the Stewart Group Would Automatically Terminate Our
Clients' Investment Advisory Agreements with Us...."

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

     W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, the NASD. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients' funds and securities, record-keeping and reporting requirements, and supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of the NASD, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and the NASD. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements ("net capital"), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2006, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $500,000, or approximately $400,000 in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001, including the money laundering prevention provisions thereof.

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

                                                   W.P. Stewart & Co. Ltd.,
                                                       our Bermuda-based
                                                      Investment adviser
                                                               |
                                                               |
    -------------------------------------------------------------------------------------------------------------------------
    |              |            |           |            |            |           |             |            |      Approx. |
    |              |            |           |            |            |           |             |            |          40% |
    |              |            |           |            |            |           |             |            |              |
------------   ---------   ----------   ---------   ----------   ----------   ----------   -----------   --------   ------------
   W.P.          W.P.       NS Money      W.P.         W.P.         W.P.         W.P.         W.P.         TPRS         Bowen
  Stewart       Stewart    Management    Stewart      Stewart      Stewart      Stewart      Stewart     Services       Asia
   Asset         & Co.      Ltd., our    & Co.,        Asset     Securities      Asset        Fund         N.V.,    Limited (1),
Management     (Europe)     Bermuda-    Inc., our   Management    Limited,    Management   Management,      our       our Hong
 (Europe),     Ltd., our      based     New York-    Ltd., our       our         (NA),      S.A., our    Curacao-    Kong-based
 Ltd., our      London-       asset       based      Bermuda-     Bermuda-     Inc., our   Luxembourg      based      research
 Bermuda-        based       manager    research       Based        based      New York-     -based        asset      affiliate
   based       research                 affiliate   investment     broker-       based        fund       gatherer
 umbrella      affiliate                              adviser      dealer        asset     management
  company                                                                      gatherer      company
    for
 European
   asset
 gathering
------------   ---------   ----------   ---------   ----------   ----------   ----------   -----------   --------   ------------
    |                                                    |
    |                                                    |
    | (2)                                                |
------------                                        ----------
    W.P.                                               W.P.
   Stewart                                            Stewart
    Asset                                              Fund
 Management                                         Management
  (Europe)                                           Limited,
  N.V., our                                         our Dublin
Netherlands-                                          -based
 based asset                                           fund
  gatherer                                          management
                                                      company
------------                                        ----------

(1.) W.P. Stewart & Co., Ltd. has entered into an agreement pursuant to which it has an option (exercisable from June 2004 to June 2009) to increase ownership to 50% or more.

(2.) Indirectly owned.

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

     Not Applicable.

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

     Interest and other revenue primarily consists of interest earned on our cash management activities, interest earned on notes receivable for employee purchases of common shares, foreign currency, investment and trading realized and unrealized gains and losses, subscription fees earned from our mutual funds and equity income relating to our investments in unconsolidated affiliates.

     We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. Compensation for substantially all employees varies with operating profit. At the beginning of each year, any such employee is allocated a participation in our compensation pool. Certain employees may also be eligible for other cash or non-cash incentive compensation. Compensation paid depends upon our actual operating profit, as adjusted for depreciation, amortization of intangibles, non-cash compensation and retirement benefits ("adjusted operating profit"). We review from time to time the percentage of operating profit made available for the compensation pool. Under our variable compensation program, which heavily weights compensation against profit performance, compensation expense may vary within a targeted range of adjusted operating profit. Compensation expense for employees participating in the compensation pool was approximately 29%, 26% and 24% of adjusted operating profit for the years ended December 31, 2006, 2005 and 2004, respectively. In 2006, our compensation expense exceeded the upper end of our targeted range. This was the result of a decision by senior management to reward our employees for their strong efforts during a difficult year, despite the actual lower level of adjusted operating profit. It is currently anticipated that compensation expense for the year ending December 31, 2007 will be within the range of approximately $26 - $28 million.

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

     CRITICAL ACCOUNTING POLICIES

     GOODWILL AND INTANGIBLE ASSETS. Our consolidated statement of financial condition includes substantial assets in the form of goodwill and intangible assets. We account for those assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The intangible assets were among the assets that we acquired in the business acquisitions described in Note 2 of our consolidated financial statements included with this report. We amortize the intangible assets on a straight-line basis over their estimated useful lives, which range from five to 20 years. We test the carrying values of these assets for impairment annually and whenever events or changes in circumstances indicate that such values may not be recoverable. There would be an impairment loss if and to the extent that the sum of the assets' expected future undiscounted cash flows were to be less than their carrying values. We recorded goodwill in our acquisition of W.P. Stewart Asset Management (Europe), Ltd. (formerly TPR & Partners N.V.). Goodwill is the excess of the total acquisition cost over the fair value of the net assets on the date of the acquisition. We do not amortize goodwill, but we test it annually for impairment. If we were to experience a significant reduction in revenues from the acquired businesses or from our reporting units, the carrying values of our goodwill or intangible assets could be materially impaired and the resulting impairment losses could have a material adverse effect on our earnings.

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

     A.  OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2006 AS COMPARED TO YEAR ENDED DECEMBER 31, 2005

     ASSETS UNDER MANAGEMENT

     Assets under management were approximately $8.1 billion at December 31, 2006, a decrease of approximately $1.4 billion or 14.7% from approximately $9.5 billion at December 31, 2005.

     The following table sets forth the total net flows of assets under management for the years ended December 31, 2006 and 2005, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.

                      NET FLOWS OF ASSETS UNDER MANAGEMENT
                                  (IN MILLIONS)

                                          YEARS ENDED
                                          DECEMBER 31,
                                       -----------------
                                         2006      2005
                                       -------   -------
Existing Accounts:
   Contributions                       $   780   $   988
   Withdrawals                          (1,356)   (1,036)
                                       -------   -------
Net Flows of Existing Accounts            (576)      (48)
                                       -------   -------
Publicly Available Funds:
   Contributions                           147       256
   Withdrawals                            (295)     (149)
Direct Accounts Opened                     145       312
Direct Accounts Closed                  (1,311)     (733)
                                       -------   -------
Net New Flows                           (1,314)     (314)
                                       -------   -------
Net Flows of Assets Under Management   $(1,890)  $  (362)
                                       =======   =======

     REVENUES

     Revenues were $142.1 million for the year ended December 31, 2006 a decrease of $5.8 million or 3.9% from $147.9 million earned for the year ended December 31, 2005. The change was due to a $5.4 million or 4.8% decrease in fee revenue, a $2.3 million or 7.2% decrease in commission revenue and a $1.9 million or 70.5% increase in interest and other revenues. The average gross fee earned from client accounts, excluding the effect of any performance fees, was 1.11% for the year ended December 31, 2006 as compared to 1.17% for the year ended December 31, 2005. The change in the average gross fee rate was due to a slight change in the client account mix in favor of larger accounts subject to our fee break, a greater percentage of our accounts having been with us for a longer period of time and having lower fee rates which have been grandfathered under our current fee structure and the fact that several of our large accounts are performance fee based accounts. These accounts have a reduced quarterly base advisory fee and pay a performance fee, if applicable, generally at calendar year-end. Adjusted to exclude the effect of performance fee based accounts, the average gross management fee was 1.24% for the year ended December 31, 2006 as compared to 1.27% for the year ended December 31, 2005. The change in fee revenue was the result of a decrease in fees based on lower assets under management for 2006 partially offset by a $3.4 million increase in performance fees earned. Commission revenue was lower for the year ended December 31, 2006, compared to the year ended December 31, 2005 due to lower trading volume based upon the investment decisions made by our portfolio managers. Interest and other revenues increased primarily due to an increase in interest income earned on our cash management activities and an increase in realized and unrealized gains from investments in municipal bonds and equity securities.

     EXPENSES

     Expenses, excluding income taxes, decreased approximately $2.2 million or 2.1% to $98.6 million for the year ended December 31, 2006 from $100.8 million in the prior year. The most significant item which caused this decrease was the non-recurring, non-cash impairment loss of $12.5 million recognized in respect of a write-off of our customer related intangibles during 2005. Other factors contributing to the decrease included a decrease in variable expenses of $0.9 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease in commissions, clearance and trading of $1.3 million, which vary with account activity, a decrease in research and administration of $0.8 million and a decrease in depreciation and amortization of $1.6 million. These decreases were partially offset by an increase in employee compensation and benefits caused by an increase in the compensation percentage for 2006 of $9.6 million due in part to additional non-cash compensation expense related to restricted shares issuances. These grants were to several key employees and resulted in higher non-cash compensation expense of approximately $7.9 million for the year ended December 31, 2006 as compared to approximately $3.3 million for the prior year. Additionally, in 2006 we recognized a non-recurring $2.6 million performance fee charge related to the resetting of the performance fee "high water mark" in connection with the transfer of W.P. Stewart Holdings Fund (formerly known as W.P. Stewart Holdings N.V.) from Curacao to Luxembourg. Further offsetting the decrease in expenses were increases in marketing expenses of $0.8 million and other operating expenses of $2.0 million. The increase in marketing expenses reflects a higher level of marketing initiatives including our first ever internal global marketing seminar, and the increase in other operating expenses primarily relates to higher professional and administrative fees related to the transfer of W.P. Stewart Holdings Fund to Luxembourg, executive search fees, costs related to regulatory compliance and higher administrative costs related to our mutual funds.

     Our income tax expense decreased $1.0 million to $6.0 million for the year ended December 31, 2006 from $7.0 million in the prior year. The effective U.S. GAAP tax rates were approximately 14% for 2006 and 15% for 2005. The effective rate for the year ended December 31, 2005, adjusted for the non-recurring non-cash impairment charge of $12.5 million was 11.8%. These effective tax rates are higher than our historical rates. For the year ended December 31, 2006, the higher effective tax rate relates to changes in the allocation of our portfolio management activities among various jurisdictions reflecting recent portfolio manager departures and other management changes. The proportion of our various activities based in high-tax jurisdictions has increased somewhat relative to the activity based in lower-tax jurisdictions, but we are currently taking steps to restore our historical geographic mix. The higher effective tax rate for the year ended December 31, 2005, was primarily due to the non-deductible, non-cash impairment charge of $12.5 million and the fact that a higher portion of our performance fees earned were subject to U.S. corporate tax.

     NET INCOME

     Net income for the year ended December 31, 2006 decreased $2.6 million or 6.4% to $37.5 million from $40.1 million for the prior year as revenues decreased at a higher rate than operating expenses.

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

                      NET FLOWS OF ASSETS UNDER MANAGEMENT
                                  (IN MILLIONS)

                                          YEARS ENDED
                                          DECEMBER 31,
                                       -----------------
                                         2005      2004
                                       -------   -------
Existing Accounts:
   Contributions                       $   988    $ 912
   Withdrawals                          (1,036)    (852)
                                       -------    -----
Net Flows of Existing Accounts             (48)      60
                                       -------    -----
Publicly Available Funds:
   Contributions                           256      203
   Withdrawals                            (149)    (172)
Direct Accounts Opened                     312      228
Direct Accounts Closed                    (733)    (940)
                                       -------    -----
Net New Flows                             (314)    (681)
                                       -------    -----
Net Flows of Assets Under Management   $  (362)   $(621)
                                       =======    =====

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

     EXPENSES

     Expenses, excluding income taxes, increased approximately $19.4 million or 23.9% to $100.8 million for the year ended December 31, 2005 from $81.3 million in the prior year. The most significant item which caused this increase was the non-cash impairment loss of $12.5 million recognized in respect of a write-off of our customer related intangibles. The remaining increase was due to changes in operating expenses, including an increase in variable expenses of $1.3 million in fees paid out, which are directly related to assets under management of referred accounts and an increase in employee compensation and benefits of $5.1 million offset in part by a decrease in commissions, clearance and trading of $0.4 million, which vary with account activity. The increase in employee compensation and benefits was caused by an increase in the compensation percentage for 2005 due in part to additional non-cash compensation expense related to restricted shares issuances in 2004 and 2005. These grants were to several key employees and resulted in higher non-cash compensation expense of approximately $3.3 million for the year ended December 31, 2005. Additionally, research and administration expenses decreased $0.4 million, marketing expenses decreased $0.1 million, depreciation and amortization increased $0.1 million and other operating expenses increased $1.3 million. Included in other operating expenses is minority interest expense related to WPSAM Europe of $0.5 million due to higher profitability in 2005 and costs of approximately $0.5 million or approximately one cent per share, related to due diligence work performed in connection with our entering into negotiations for a strategic acquisition. We did not proceed with the acquisition and these costs were expensed in the first quarter of 2005.

     Our income tax expense decreased $0.9 million to $7.0 million for the year ended December 31, 2005 from $7.9 million in the prior year. The effective U.S. GAAP tax rates were approximately 15% for 2005 and 11.1% for 2004. The effective rate for the year ended December 31, 2005, adjusted for the non-recurring non-cash impairment charge of $12.5 million was 11.8%. The higher than expected tax rate for the year ended December 31, 2005, was primarily due to the non-deductible non-cash impairment charge of $12.5 million and the fact that a larger portion of our performance fees earned on December 31, 2005, was subject to U.S. corporate tax.

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

     We anticipate that our cash flow from operations will be sufficient to meet our debt and other obligations as they come due as well as our anticipated capital requirements. Our liquidity, facilities and overall financial condition remain strong. We have maintained a quarterly dividend, though beginning in the fourth quarter of 2006 we decreased the quarterly dividend from $0.30 per quarter to $0.23, and have funded that dividend out of operating cash flow. Our board of directors carefully scrutinizes our earnings and cash position quarter-by-quarter to ascertain the prudence of our dividend. In March 2007, our board of directors decided to change the way we pay dividends, moving from the historic pattern of four equal quarterly amounts to a new policy of paying lower amounts in the first three quarters and a final, fourth payment in January, based on cash earnings for the year, including any performance fees recorded in the fourth quarter. In accordance with this policy and our long-standing policy to pay dividends approximating substantially all cash earnings, we declared a quarterly dividend payable in April 2007 of $0.15 per common share. Consistent with this focus, our board of directors will continue to monitor our liquidity and our ability to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value.

     C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     Not Applicable.

     D.  TREND INFORMATION

     The positive performance of our clients' portfolios seen in the last few years continued in 2006, although at a slower pace than anticipated for most of the year.

     As opposed to the prior two years, for 2006, our U.S. Equity Composite did not outperform the S&P 500. However, we are optimistic about 2007 and the following several years. Portfolio earnings growth of our clients' portfolios has continued to be strong, and our earnings growth forecast for the next few years is in the 12-15% range. It is expected that the market will return to more historical levels of 6-8%. Therefore, we believe our absolute earnings growth potential looks good and our relative earnings growth potential looks better.

     The economic picture for 2006 was a "tale of two years" - a weak start and a strong finish. In the first part of the year, results came under significant pressure, with post-fee returns being down more than 8% through early August. During the second part of the year, however, results bounced back. From the low point in early August through year end, the percent appreciation of our clients' portfolios was in the mid-teens, outperforming the S&P. In our view, 2006 may prove to be the overdue inflection point marking a shift of investor interest back toward high quality large capitalization growth companies. However, in the short-term, our year to date performance through March 28, 2007 was lagging slightly behind the S&P 500 Index.

     Our positive performance has been somewhat offset over the past couple of years by negative net flows of assets under management. We are working to expand and develop existing and new distribution alliances in order to reverse this trend. We believe we have made some progress in the last couple of years in this regard; however, this is not an exercise that leads to quick results. In addition, the departure of two portfolio managers in early 2006 and three additional portfolio managers in early 2007 will most likely continue to result in client retention issues in the current year. Through March 23, 2007, we experienced net outflows of approximately $1.1 billion, and foresee additional outflows of at least approximately $325 million in the first quarter, as one large sub-advised fund notified us of its decision to close their account by March 31, 2007.

     As a result of the recent portfolio manager departures noted above, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased in the last couple of years somewhat relative to the activity based in lower-tax jurisdictions. We are currently taking steps to restore our historical geographical mix; however, there can be no assurance that these steps will be effective.

     During the month of February 2007, we entered into agreements with certain employees whose employment with us was terminated in the first quarter. In accordance with these agreements, we will incur one-time, non-recurring cash expenses of approximately $1.6 million and non-cash charges related to restricted shares of approximately $4.2 million in the first quarter of 2007.

     E.   OFF-BALANCE SHEET ARRANGEMENTS

     We have no off-balance sheet arrangements.

     F.   TABULAR DISCLOSURE OF CONTRACTUAL ARRANGEMENTS

     W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under long-term debt and non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2006:

                             CONTRACTUAL OBLIGATIONS
                                  (IN MILLIONS)

                                 2007   2008-2009   2010-2011   2012-THEREAFTER   TOTAL
                                 ----   ---------   ---------   ---------------   -----
Long-Term Debt (1)               $0.8      $1.8        $1.9          $10.1        $14.6
Minimum Rental Commitments (2)   $3.0      $6.4        $6.9          $19.3        $35.6

(1) See Note 8 to the consolidated financial statements for additional information.

(2) See Note 17 to the consolidated financial statements for additional information.

                             CONTINGENT COMMITMENTS
                                  (IN MILLIONS)

                                                AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                          ------------------------------------------------------
                                          2007   2008-2009   2010-2011   2012-THEREAFTER   TOTAL
                                          ----   ---------   ---------   ---------------   -----
Commitments under letters of credit (3)    --       $1.2         --            $0.7         $1.9

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

     The following table sets forth information with respect to the current directors and executive officers of W.P. Stewart & Co., Ltd.

NAME                                                POSITION                             POSITION HELD SINCE
----                                                --------                             -------------------
William P. Stewart.....   Chairman, Chief Executive Officer and Director(1)              June 1998 (Director);
                                                                                         1975-May 2005 & January
                                                                                         2007-present (officer)

Henry B. Smith.........   Deputy Chairman and Director(1)                                June 1998

John C. Russell........   Director(1)                                                    June 1998

Dominik M.F. Brunner...   Director(3)                                                    May 2004

Angus S. King, Jr......   Director(2)(4)                                                 February 2004

Jeremy W. Sillem.......   Director(2)(3)                                                 May 2005

Heinrich Spangler......   Director(4)                                                    June 1998

Jan J. Spiering........   Director(1)(3)                                                 September 2004

Richard D. Spurling....   Director (2)(4)                                                June 2002

Rocco Macri............   Managing Director - Chief Operating Officer                    May 2005

Susan G. Leber.........   Managing Director - Chief Financial Officer                    May 2005

William O. Hall, III...   Managing Director - Marketing & Client Services                February 2007

Mark I. Phelps.........   Managing Director - Global Investments                         February 2007

Peter Jan P. Rubingh...   Managing Director - Marketing & Client Services                February 2007

Charles G.R. Target....   Managing Director - Communications and Corporate Development   February 2007

Sylvia A. Cart.........   Deputy Managing Director - Broker/Dealer                       April 2005

Mark A. Henderson......   Deputy Managing Director                                       November 1998

Frederick M. Ryan......   Deputy Managing Director - Investor Relations                  September 2001

Michael W. Stamm.......   Deputy Managing Director - General Counsel                     July 2006

Debra Randall..........   Corporate Secretary                                            January 2001

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

     HENRY B. SMITH has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith became President and Chief Executive Officer in May 2005 and resigned from these positions effective as of March 31, 2006, due to health reasons. Mr. Smith remains on the Board of Directors in the position of

Deputy Chairman and member of the Executive Committee. Until its acquisition by HSBC Holdings PLC in February 2004, Mr. Smith was Chief Executive Officer and a Director of The Bank of Bermuda, with whom he had been employed in various capacities since 1973. From February 2004 through December 31, 2004, he held the position of Executive Director of The Bank of Bermuda, with oversight responsibility for the integration of the Bank's businesses into the HSBC group. Mr. Smith remains a non-executive director of The Bank of Bermuda and is also a director of Axis Capital Holdings Limited in Bermuda.

     JOHN C. RUSSELL has served as a Director of W.P. Stewart & Co., Ltd. since 1998. Mr. Russell stepped down from his interim position as President and Chief Executive Officer in February of 2007 but remains a valued consultant to the firm as well as a Director and a member of the Executive Committee. Mr. Russell relinquished the position of Deputy Chairman as of March 31, 2006 when he became interim President and Chief Executive Officer. He joined the Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm's Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance and flavor company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.

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

     HEINRICH SPANGLER has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 26 years, Mr. Spangler has served in various capacities, including managing partner, and presently serves as Spokesman of the Board of Management and Chief Executive Officer of Bankhaus Carl Spangler & Co. AG, the oldest private bank in Austria. Mr. Spangler also serves as Chairman of the Supervisory Board of Carl Spangler Kapitalanlageges. m.b.H., a private investment company located in Salzburg, Austria.

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

     RICHARD D. SPURLING has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling retired in March 2005 as Senior Partner at Appleby Spurling Hunter (formerly Appleby, Spurling & Kempe), an international law firm with offices in Bermuda, the Cayman Islands, British Virgin Islands, London (UK) and Hong Kong, where he had practiced since 1977. He obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited, BF&M Limited, Bermuda International Insurance Services Limited and Bermuda Press (Holdings) Ltd. in Bermuda; as a Life Trustee of the Bermuda Biological Station for Research, Inc; and as a Trustee of the St. George Foundation. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.

     ROCCO MACRI is Managing Director - Chief Operating Officer of W.P. Stewart & Co., Ltd. He served as Deputy Managing Director - Chief Financial Officer from September 2001 until May 2005 and as Finance Director from March 1999 until September 2001. From 1993 through 1999, he was a Partner with the accounting firm of Lopez, Edwards Frank & Co., LLP, where he was a Manager from 1984 through 1998. From 1984 through 1998 Mr. Macri had principal responsibility for the Stewart Group audit. Mr. Macri received a B.A. in Business Administration in 1981 from Adelphi University and is a Certified Public Accountant.

     SUSAN G. LEBER is Managing Director - Chief Financial Officer of W.P. Stewart & Co., Ltd. She served as Deputy Managing Director - Financial Operations from March 2003 until May 2005, as

Director of Financial Operations from December 2001 until March 2003 and as Deputy Finance Director - Group Controller from March 1999 until December 2001. Prior to joining W.P. Stewart, she was a Senior Manager with the accounting firm of Lopez Edwards Frank & Co., LLP from 1993 to 1999, where she was manager of the Stewart Group audit. Ms. Leber received a Bachelors of Science degree in accounting from The University of Staten Island and is a Certified Public Accountant.

     WILLIAM O. HALL, III is Managing Director - Marketing & Client Services (United States) of W.P. Stewart & Co., Ltd. Prior to February 2007 he was Senior Vice President of W.P. Stewart Asset Management (N.A.) Inc. He has more than 20 years of experience in the investment and wealth management business. Prior to joining W.P. Stewart in December 2002, Mr. Hall was Managing Director of H.M. Payson & Co., a private trust company in Portland, Maine. Mr. Hall was also a founder and managing principal of Hazzard & Hall, CPA's, PA. He holds a bachelors degree from the University of Richmond and a Masters in Finance from Bentley College. Mr. Hall is a Chartered Financial Analyst, a Certified Public Accountant and a Certified Financial Planner. He serves on the boards of a number of charitable organizations and is Vice Chairman of Maine Education Services.

     MARK I. PHELPS is an Analyst/Portfolio Manager and became Managing Director
- Global Investments in February 2007. Previously, he had been appointed Deputy Managing Director - Global Investments in July 2006. He joined W.P. Stewart in February 2005 at its London research and portfolio management subsidiary, W.P. Stewart & Co. (Europe), Ltd. Mr. Phelps is a British national with more than 20 years experience in European, U.S. and Global investment research and portfolio management. For over ten years he held senior positions with the Dresdner Bank organization in both London and San Francisco. Most recently he served as a Chief Investment Officer for Global Equities at Dresdner RCM in San Francisco. Mr. Phelps has a BA (Hons.) in Economics from the University of York in England and completed graduate studies at the Royal Military Academy Sandhurst, England. From 1981 to 1984 Mr. Phelps was in the British Army and finished his service with the rank of Captain.

     PETER JAN P. RUBINGH became Managing Director - Marketing & Client Services (Europe & Asia) in February 2007. Previously, he was a Deputy Managing Director of W.P. Stewart and Co., Ltd. since 2000 and Co-Chairman of W.P. Stewart Asset Management (Europe), Ltd. since January 2001. In 1993, Mr. Rubingh co-founded TPR & Partners N.V. (now a part of W.P. Stewart Asset Management (Europe), Ltd.), an Amsterdam-based business which concentrated on gathering assets and servicing clients for W.P. Stewart. Between 1979 and 1993 he worked for Noro Nederland B.V. (The Noro Group of Companies), where he served in various capacities, including Group Controller, Assistant Managing Director, Management Team Member and Portfolio Manager (Venture Capital) in The Netherlands, the United States and the Netherlands Antilles.

     CHARLES G.R. TARGET became Managing Director - Communications and Corporate Development of W.P. Stewart & Co., Ltd. in February 2007. Previously, he served as Deputy Managing Director - International Development of W.P. Stewart & Co., Ltd. Mr. Target is an Executive Director of our Asian affiliate, Bowen Asia Limited. Prior to the founding of Bowen, Mr. Target was a general partner and director of Alan Patricof Associates, the London-based international venture capital company. Before joining Patricof in 1988, Mr. Target served as Managing Director of Business International Asia/Pacific Ltd., an economic research and consulting company owned by the Economist Group, where he was responsible for the Asian regional operations of the company.

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

     MARK A. HENDERSON is Deputy Managing Director of W.P. Stewart & Co., Ltd. and Co-Chairman of W.P. Stewart Asset Management (Europe), Ltd. He joined W.P. Stewart in 1998. Mr. Henderson began his career in New York with Rheem International, Inc., a subsidiary of City Investing Corp. He was seconded by Rheem to South Africa between 1969 and 1973 to establish their South African subsidiary. In 1974 he joined Panmure Gordon & Co., members of the London Stock Exchange. He became an individual member of the London Stock Exchange in 1979 and a partner of Panmure Gordon & Co. in 1981. Panmure Gordon & Co. was acquired by NationsBank Corp. in 1986. In that year he became a director of NationsBank (Europe) Ltd. and a member of the Executive Committee of Panmure Gordon & Co., Ltd. He is currently a member of The Securities Institute in London.

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

     MICHAEL W. STAMM is Deputy Managing Director - General Counsel of W.P. Stewart & Co. Ltd. He joined W.P. Stewart in 2002. Previously, Mr. Stamm was Executive Vice President and General Counsel of HealthMarket Inc, a health care company. Prior to joining HealthMarket, he had been a partner at the New York-based law firms Kelley Drye & Warren LLP and Anderson Kill & Olick, where he was chairman of the corporate practice group. He served as outside counsel for the W.P. Stewart Group during many of his years at those firms. He holds a B.A in Political Science from Villanova University and a J.D. from Rutgers Law School.

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

     B.   COMPENSATION

     The aggregate compensation paid or accrued in 2006 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $8.4 million. In addition, during 2006 certain directors were issued an aggregate of 22,500 common shares as compensation for their services, and executive officers were issued an aggregate of 528,947 common shares as part of their non-cash incentive compensation granted during the year. All of such share issuances were in the form of restricted share grants pursuant to which the shares vest over three to five years. In addition, there are certain restrictions on transfer until the time at which the shares are fully vested.

     We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. We also sponsor similar defined contribution retirement plans in both Bermuda and the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2006 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $270,476.

     W.P. Stewart & Co., Ltd. has agreed to pay each of its "non-executive directors" (currently Messrs. Brunner, King, Sillem, Smith, Spangler, Spiering and Spurling) $20,000 per annum for his services on the board of directors. In addition, we have agreed to pay each non-executive director $10,000 per annum for each committee on which such director serves in addition to the $20,000 annual fee for services on the board of directors. In addition to such fees, the Deputy Chairman of the Board of Directors (currently Mr. Smith) will receive $80,000 per annum, and the Chairman of the Audit Committee and named financial expert (currently Mr. Spiering) will receive $40,000 per annum.

     C.   BOARD PRACTICES

     The terms of office of our directors and officers will run until the election of successor directors (or until the shareholders resolve in a general meeting not to re-appoint a director) or the appointment of successor officers.

     Executive Committee. The Executive Committee of the board of directors is composed of Messrs. Russell, Smith, Spiering and Stewart. The Executive Committee has the power and authority to manage the affairs of the company on behalf of the board of directors when it is not in session, consistent with the expressed desires of the board of directors. The Executive Committee maintains a record of any and all actions it takes and notifies the board of directors after it takes any such action. The agenda for each regular quarterly meeting of the board of directors includes discussion and ratification of actions that have been taken by the Executive Committee since the previous regular quarterly board meeting.

     Compensation Committee. The Compensation Committee of the board of directors is composed of Messrs. King, Sillem and Spurling. The Compensation Committee is responsible for, among other things, making recommendations to the board of directors as to our compensation philosophy; overseeing the development of compensation programs; evaluating the performance of senior management and determining compensation levels for senior management; making recommendations to the board of directors concerning non-senior management compensation, incentive compensation plans and equity-based plans; and overseeing implementation of, and compliance with, incentive compensation plans and equity based plans.

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

     Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, adopted standards for determining the independence of directors. These standards, which comply with the corporate governance rules of the New York Stock Exchange, require, among other things, the absence of the following characteristics for a director to be deemed independent: employment by us of the director or his/her immediate family member; compensation (other than as a director) from us to the director or his/her immediate family member; affiliation with our auditor; interlocking compensation committee with another entity with which the director or his/her immediate family member is an executive officer; a material financial relationship between us and an entity of which the director or his/her immediate family member is a director or employee. In 2006, the Board of Directors determined that each of Messrs. Brunner, King, Sillem, Spangler, Spiering and Spurling qualified as independent under the standards adopted.

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

     D.   EMPLOYEES

     At December 31, 2004, 2005 and 2006, we employed 106, 117 and 113 persons, respectively. We consider our relations with our employees to be good.

     E.   SHARE OWNERSHIP

     The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers as of March 1, 2007:

                                      NUMBER
                                        OF
                                      COMMON
                                      SHARES
               NAME                    OWNED    PERCENTAGE
               ----                 ---------   ----------
William P. Stewart (1)              4,182,711      8.70%
Peter Jan P. Rubingh (2)              762,366      1.59%
All other Directors and Executive
Officers as a group (3)             1,574,224         *

*    Each individual's ownership is less than 1%.

(1) Includes 4,144,140 shares owned by trusts for which Mr. Stewart serves as trustee (with respect to which Mr. Stewart disclaims beneficial ownership) and 8,571 shares that may be purchased upon exercise of currently exercisable options.

(2) Includes 730,419 shares which are owned by a holding company of which Mr. Rubingh owns 100%.

(3) Includes 125,000 shares held by a trust (with respect to which beneficial ownership is disclaimed) and 37,238 shares that may be purchased upon exercise of currently exercisable options.

     As of March 1, 2007, our directors and executive officers currently own options to purchase an aggregate of 157,381 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date. 77,572 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. An additional 29,716, 41,524 and 8,569 of these options were granted on May 1, 2002, August 20, 2002 and October 3, 2002 at exercise prices of $28.42, $22.10 and $16.58, respectively, for an aggregate of 79,809 options. These options will expire on May 1, 2009, August 20, 2009 and October 3, 2009, respectively.

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

     The plan is administered by our management, subject to oversight by the Compensation and Executive Committees of our board of directors. Subject to review and approval by the committee, as appropriate, management continues after termination of the plan to have the authority to:

     - subject to certain conditions, amend the terms and conditions of any award or award agreement and accelerate the exercisability of any award or the lapse of restrictions relating to any award;

     - determine whether, to what extent and under what circumstances awards may be exercised with the payment of cash, shares, other securities, other awards or other property, or canceled, forfeited or suspended;

     - determine whether, to what extent and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable by W.P. Stewart & Co., Ltd. with respect to an award under the plan shall be deferred either automatically or at the election of the holder thereof or the committee;

     - interpret and administer the plan and any instrument or agreement, including any award agreement, relating to the plan;

     - establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the plan; and

     - make any other determination and take any other action that the committee deems necessary or desirable for the administration of the plan.

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

     If the committee determines that any event affecting the shares would result in the dilution or enlargement of any of the benefits or potential benefits intended to be made available under the plan, the committee will, in a manner it deems equitable, adjust any or all of:

     - the number and type of shares (or other securities or other property) subject to outstanding awards; and

     -    the purchase or exercise price with respect to any award.

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.   MAJOR SHAREHOLDERS

     The following table presents information regarding the beneficial ownership of our common shares as of March 1, 2007 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption "Directors, Senior Management and Employees - Share Ownership."

NAME                        NUMBER     PERCENTAGE
----                      ----------   ----------
WPS II, Inc.              19,264,557      40.1%
Van Den Berg Management    8,391,790      17.5%

     WPS II, Inc. has the same voting rights per share as all other holders of common shares; however, our bye-laws specifically exempt such holder from the limitations on voting power that may apply to other holders if they become owners of more than a specified percentage of common shares. Van Den Berg Management is not exempt and, therefore, is subject to the limitations described in Item 3 D under the caption "Key Information - Risk Factors - Our bye-laws restrict shareholders' voting rights...."

     As of March 1, 2007, we had 181 shareholders of record, of which 124, owning approximately 97% of our common shares, were U.S. persons.

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

     The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2006 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2006 for each of the above-named directors and executive officers.

                                                  LARGEST AMOUNT
                                                OUTSTANDING DURING
                         AMOUNT OUTSTANDING       THE YEAR ENDED
NAME                  AS OF DECEMBER 31, 2006    DECEMBER 31, 2006
----                  -----------------------   ------------------
John C. Russell               $92,925                $193,555
Charles G.R. Target                 0                  28,669
Sylvia A. Cart                 17,089                  22,393

     The lease agreement relating to W.P. Stewart & Co., Inc.'s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $181,545 for the year ended December 31, 2006. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.

     W.P. Stewart & Co., Ltd. owns approximately 40% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart's husband and a Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable from June 2004 until June 2009 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $1,457,152 for the year ended December 31, 2006. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $7,114 for the year ended December 31, 2006. In addition, we entered into a joint venture arrangement with Bowen Asia Limited pursuant to which each of us and Bowen owns 50% of Stewart Bowen Japan Ltd., the parent of W.P. Stewart Japan K.K. W.P. Stewart Japan K.K. provides client servicing and asset gathering activities. As of December 31, 2006, our investment in Stewart Bowen Japan Ltd. totaled $107,035.

     Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr. Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. Fees to Shamrock Aviation, Inc., reflected in research and administration expenses, amounted to $738,731 for the year ended December 31, 2006. We entered into agreements pursuant to which Shamrock Aviation, Inc. or an entity affiliated with Shamrock has agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries. These costs, reflected in research and administration expenses, include $3,087,474 for the year ended December 31, 2006. We believe that the terms of this transaction are more favorable to us than the terms that we could obtain from an unaffiliated party in a comparable transaction.

     We pay solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients, to a beneficial owner of a minority interest in W.P. Stewart & Co., Ltd. Such payments amounted to $7,867 for the year ended December 31, 2006. We believe that the payments made are as favorable as those we would pay to an unaffiliated party in a similar transaction.

     We pay Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is Heinrich Spangler, one of our directors, fees for solicitation services. These fees amounted to $513,106 for the year ended December 31, 2006.

     Certain directors of W.P. Stewart & Co., Ltd. serve as directors of funds from which we have received investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $15,555,068 for the year ended December 31, 2006. Included in such amount is a performance fee we recognized in 2006 from W.P. Stewart Holdings Fund, our mutual fund listed on Euronext Amsterdam. This performance fee totaled $9,740,086 and is included in receivables from affiliates, net, at December 31, 2006. Additionally, for the year ended December 31, 2006, we recognized a non-recurring $2,625,642 performance fee charge related to the resetting of the performance fee "high water mark" in connection with the transfer of the fund from Curacao to Luxembourg.

     We lease our office space in The Netherlands from Duinzigt I, a company owned by the former principals of TPR & Partners N.V., including one of our Managing Directors. Total rent expense for the year ended December 31, 2006 was $190,260.

     We own a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors and former executive officers is a non-executive director. Included in receivables from affiliates, net, at December 31, 2006 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.

     Included in operating expenses for the year ended December 31, 2006 were contributions in the amount of $325,000 paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.

     Included in receivables from affiliates, net, at December 31, 2006 is the amount of $352,701, which represents an outstanding receivable from WPS II, Inc., a significant shareholder. This balance is non-interest bearing and has no fixed repayment date.

     Pursuant to a deferred share exchange agreement entered into as of November 14, 2001 with TPR Holdings B.V., we agreed to acquire the 25% minority interest holding in W.P. Stewart Asset Management (Europe), Ltd. as of June 30, 2006 at a fair value price to be determined on that date and payable in shares of W.P. Stewart & Co., Ltd. TPR Holdings assigned its ownership interest of, and its right to sell, the 25% interest to various individuals, some of whom are officers of W.P. Stewart & Co., Ltd. and its subsidiaries. We entered into an amendment to the deferred share exchange agreement with each of such assignees, pursuant to which it was agreed that, as of July 1, 2006, the minority interest holdings would be purchased for an aggregate of $6,000,000 in cash instead of stock.

     C.   INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8. FINANCIAL INFORMATION

     A.   CONSOLIDATED STATEMENT AND OTHER FINANCIAL INFORMATION

     See pages F-1 to F-25.

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

     The holders of our common shares are entitled to receive, on a pro rata basis, dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda, which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:

     - W.P. Stewart & Co., Ltd. is, or would after the dividend payment be, unable to pay its liabilities as they become due; or

     - the realizable value of W.P. Stewart & Co., Ltd.'s assets after such payment would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

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

     We have a policy of declaring quarterly dividends on the common shares. We reduced the amount of our quarterly dividend from the historical rate of $0.30 to $0.23 beginning in the third quarter of 2006, and paid a dividend of $0.23 per share in January 2007. In March 2007, our board of directors decided to change the way we pay dividends, moving from the historic pattern of four equal quarterly amounts to a new policy of paying lower amounts in the first three quarters and a final, fourth payment in January, based on cash earnings for the year, including any performance fees recorded in the fourth quarter. In accordance with this policy and our long-standing policy to pay dividends approximating substantially all cash earnings, we declared a quarterly dividend payable in April 2007 of $0.15 per common share. The declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.

     B.   SIGNIFICANT CHANGES

     Not Applicable.

ITEM 9. THE OFFER AND LISTING

     Not Applicable, except for Items 9.A.4 and 9.C.

     TRADING MARKETS

     Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol "WPL" since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol "WPS" since December 11, 2000. On March 28, 2007, the last reported sale price for our common shares on the New York Stock Exchange was $10.89 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange. Certain historical market price data is set forth below.

                             NEW YORK
                          STOCK EXCHANGE
                         ---------------
PERIOD                    HIGH      LOW
------                   ------   ------
Annual
   2002                  $31.73   $14.35
   2003                  $25.57   $14.94
   2004                  $23.74   $18.70
   2005                  $25.75   $20.90
   2006                  $24.19   $ 9.50

Quarter
   First Quarter 2005    $25.75   $22.13
   Second Quarter 2005   $24.32   $20.90
   Third Quarter 2005    $25.00   $22.25
   Fourth Quarter 2005   $25.60   $21.30
   First Quarter 2006    $24.19   $17.43
   Second Quarter 2006   $21.23   $14.88
   Third Quarter 2006    $15.67   $ 9.50
   Fourth Quarter 2006   $15.88   $10.76

Month
   September 2006        $12.60   $11.36
   October 2006          $14.13   $10.76
   November 2006         $15.77   $13.35
   December 2006         $15.88   $15.01
   January 2007          $16.28   $15.28
   February 2007         $15.62   $11.07
   March 1 - 28, 2007    $12.00   $ 9.75

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

     OBJECTS AND PURPOSES

     Clause 6 of our Memorandum of Association states that W.P. Stewart & Co., Ltd. was formed for the following objects:

     - To carry on business as a holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debentures, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, whether in Bermuda or elsewhere, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of our investments for the time being;

     - To acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;

     - To co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or hereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, us within the meanings respectively assigned to those terms in the Companies Act 1981 or, with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which we may be or may become associated;

     - To act as sponsors or representatives for any company, unit trust, partnership or other entity seeking a listing of its shares, units or other instruments on any stock exchange, and to act as agent or representative of any company listed on any stock exchange and to arrange and sponsor public and private issues of shares and loan capital and to negotiate and underwrite such issues;

     - To act as agents for the sale and purchase of any stocks, shares or securities, or for any other monetary or mercantile transaction and as managers and investment advisers for any company, partnership, public or private body, association, individual or entity wherever incorporated, formed or based outside Bermuda and, with the prior permission in writing of the Minister of Finance for any person or any class or group of persons incorporated, formed or based in Bermuda;

     - To act as underwriters, sponsors and agents for any government and other authority and, for any person and, with the prior permission in writing of the Minister of Finance, any person incorporated, formed or based in Bermuda;

     - To provide financial services, advice and facilities of every description, including (but without limiting the generality of the foregoing words) all these capable of being provided by stockholders, stockjobbers, promoters and managers of investment vehicles, investment media, financial advisers, underwriters and issuing houses to any person and, with the prior permission in writing of the Minister of Finance, any persons incorporated, formed or based in Bermuda;

     - To invest the funds of or available to us in the share or loan capital of any other company, partnership or other enterprise wherever incorporated, formed or carrying on business, and in the bonds or other obligations of any authority, undertaking or corporation, whether public or private; and

     - As set forth in paragraphs (b) to (n) and (p) to (u) inclusive in the Second Schedule to the Companies Act 1981.

     DIRECTORS' INTERESTS

     Pursuant to the terms of clause 96 of our bye-laws, a director shall not generally vote at a meeting of the board of directors or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest unless such interest arises only because the situation falls within one or more of the following:

     - the resolution relates to our giving the director a guarantee, security or indemnity in respect of a liability incurred by him for our benefit;

     - the resolution relates to our giving a third party a guarantee, security or indemnity in respect of an obligation of ours for which the director has assumed responsibility under a guarantee or indemnity or by the giving a security;

     - the director's interest arises in relation to the subscription or purchase by him of our securities pursuant to a general offer to our shareholders or to the public;

     - the director's interest arises from being a participant in the underwriting of any of our securities;

     - the resolution relates to a proposal concerning another corporation in which he holds less than 1% of the shares;

     - the resolution relates to a retirement benefits scheme which has been approved by the authorities of any country for tax purposes;

     - the resolution relates to any contract or arrangement for the benefit of our employees and does not provide the director any advantage or privilege not accorded to the employees; or

     - any proposal concerning any insurance which we are empowered to purchase for the benefit of any of our directors.

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

     SHAREHOLDERS' RIGHTS

     The holders of our common shares are entitled to receive, on a pro rata basis, dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:

     - W.P. Stewart & Co., Ltd. is, or would after the dividend payment be, unable to pay its liabilities as they become due; or

     - the realizable value of W.P. Stewart & Co., Ltd.'s assets after such payment would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

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

     Subject to the provisions set forth below and any other special rights or restrictions as to voting for the time being attached to any class of shares by or in accordance with our bye-laws, at any general meeting on a poll vote, every shareholder who is present in person or by proxy shall have one vote for every common share of which such person is the holder. Most matters to be approved by holders of common shares require approval by a simple majority vote of the common shares represented at the shareholders' meeting. A resolution passed by the holders of a majority of the issued common shares either in person or by proxy at a general meeting is required to approve an amalgamation with another company. Shareholders do not have cumulative voting rights. Shareholders have the power to elect directors, appoint auditors and make changes in the amount of authorized share capital of W.P. Stewart & Co., Ltd. The current maximum number of directors is 12; however nine directors were elected at the most recent annual general meeting of shareholders. All directors are elected at each annual general meeting, except that the board of directors may fill interim vacancies (including the vacancies caused by the difference between the maximum and actual numbers of directors) between general meetings.

     Our bye-laws limit the voting power of natural persons to a maximum of 5% of all votes attributable to our outstanding shares and the voting power of entities and persons other than natural persons to a maximum of 9.5% of the votes attributable to our outstanding shares. For these purposes, voting power held by any person or entity is deemed to include power held or shared by that person or entity as part of a "group" (as defined in the Securities Exchange Act of 1934). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

     -    WPS II, Inc.;

     - Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering; and

     - Additional persons, entities or groups that are designated by our board of directors.

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

     Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares (including the common shares). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:

     -    WPS II, Inc. or its affiliates;

     -    Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

     - Any shareholding entity that may be established for the purpose of our employee benefit plans and that is designated by our board of directors; and

     - Other persons, entities or groups that are designated by our board of directors.

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

     As an exempted company, W.P. Stewart & Co., Ltd. is exempted from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but, as an exempted company, we may not, except with the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance of Bermuda, participate in certain business transactions including:

     - the acquisition or holding of land in Bermuda (except as required for our business and held by way of lease or tenancy for terms of not more than 50 years or with the consent of the Minister of Finance of Bermuda, as required to provide accommodation or recreational facilities for our employees and held by way of lease or tenancy for terms of not more than 21 years);

     - the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Minister of Finance of Bermuda;

     - the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

     - the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in furtherance of the business of W.P. Stewart & Co., Ltd. carried on outside Bermuda.

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

     Pursuant to a share exchange agreement with TPR Holding B.V. dated as of November 14, 2001, W.P. Stewart and Co., Ltd. exchanged 330,000 of its shares for 75% of the outstanding shares of W.P. Stewart Asset Management (Europe), Ltd., which in turn indirectly owns all of the shares of W.P. Stewart Asset Management (Europe) N.V. (formerly TPR & Partners N.V.). The parties also entered into a deferred share exchange agreement as of November 14, 2001 pursuant to which W.P. Stewart & Co., Ltd. agreed to acquire the remaining shares of W.P. Stewart Asset Management (Europe), Ltd. as of June 30, 2006 at a fair value price determined on that date and payable in shares of W.P. Stewart & Co., Ltd. TPR Holdings assigned its ownership of, and its right to sell, the 25% interest to various individuals, some of whom are officers of W.P. Stewart & Co., Ltd. and its subsidiaries. We entered into an amendment to the deferred share exchange agreement with each of such assignees, pursuant to which it was agreed that, as of July 1, 2006, the minority interest holdings would be purchased for an aggregate of $6,000,000 in cash instead of stock.

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

     U.S. HOLDERS. As used in this section, the term "U.S. person" means for U.S. federal income tax purposes:

     - a citizen or resident of the United States or any political subdivision thereof;

     - a corporation or partnership created or organized in the United States or under the laws of the United States or of any State; or

     - an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

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

     A foreign corporation will be treated as a passive foreign investment company if either 75% or more of its gross income is "passive income" or at least 50% of the average percentage of its assets are assets which produce or are held for the production of "passive income" (hereinafter "passive assets"). "Passive income" is generally defined as any income included in the definition of "foreign personal holding company income" under Section 954(c) of the Internal Revenue Code. Among these items are income consisting of:

     -    dividends, interest, rent, royalties; and

     - gains and losses from the sale of property giving rise to the income described in the preceding item, as well as other types of income not here relevant.

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

     BACKUP WITHHOLDING. A U.S. holder of common shares may, under certain circumstances, be subject to "backup withholding" at the rate of 28% with respect to dividends paid on the common shares or the proceeds of sale, exchange or redemption of common shares unless such U.S. holder:

     - is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact; or

     - provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

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

     Moreover, gains and losses on the sale or exchange of common shares generally will not be subject to U.S. income or withholding tax unless:

     - in the case of a non-U.S. holder who is an individual, such non-U.S. holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition (in which case such individual may be taxed as a U.S. holder in any event); or

     - any gain is effectively connected with the non-U.S. holder's trade or business in the United States.

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

     Not Applicable.

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

INTEREST RATE RISK

     Our exposure to market risk for changes in interest rates relates primarily to our long-term debt.

     As of December 31, 2006, we had one long-term debt instrument with a principal amount of $14.6 million. This loan bears interest at a rate equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one month commercial paper (non-financial). Due to the variable interest rate of this loan, should interest rates rise, the results of our operations may be impacted by the additional costs of carrying this long-term debt. The table below presents the details of this loan as of December 31, 2006.

                           BY SCHEDULED MATURITY DATE
                                 (IN MILLIONS)

                            2007    2008    2009    2010    2011   THEREAFTER   TOTAL   FAIR VALUE
                           -----   -----   -----   -----   -----   ----------   -----   ----------
Long term debt:
   Variable rate           $ 0.8   $ 0.9   $ 0.9   $ 0.9   $ 0.9     $10.1      $14.6     $14.6
   Average interest rate    7.50%   7.50%   7.50%   7.51%   7.51%     7.87%

EQUITY PRICE RISK

     The securities markets are highly volatile, and securities prices may increase or decrease for many reasons, including economic, financial or political events, which we cannot control. These events could result in a decrease in the overall value or amount of assets that we manage and on which we earn our fees. In addition, these events could have a negative impact on the value of our investments in equity securities.

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

     We also have exposure to equity price risks as a result of our investment of an aggregate of $30 million in three pooled investment vehicles. In the fourth quarter of 2006, as the initial limited partner, we contributed seed capital of $10 million to each of three limited partnerships. Two of these partnerships invest capital contributions in U.S. equity securities, and one invests in companies in Europe, Australia and Asia, including India. The value of our partnership interests will vary with the value of the partnerships' underlying equity portfolios. We have the ability to withdraw from our partnership capital account as of the beginning of each calendar month.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not Applicable.

                                    PART II.

ITEM 13. DEFAULT, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

     A.   DISCLOSURE CONTROLS AND PROCEDURES

     Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 as of December 31, 2006. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2006, our disclosure controls and procedures were effective.

     B.   MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL
          REPORTING

     Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures of company assets are made in accordance with management authorization; and providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on our financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected.

     Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the company's internal control over financial reporting was effective as of December 31, 2006.

     This annual report does not include an attestation report of the company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

     C.   CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

     Weiser LLP, which was engaged in September 2005 when the determination was made to outsource certain internal audit functions, was terminated from such engagement in June 2006, at which time Enterprise Financial Consulting Group, LLC was engaged to perform such services. We believe this will provide added value to our internal audit function and could provide information to enhance our internal controls. Otherwise, there were no significant changes made during 2006 in our internal controls or in other factors that has materially affected, or is likely to materially affect, those controls.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     AUDIT FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP, our independent registered public accountants, for the audit of our financial statements and other services provided in connection with statutory and regulatory filings were $789,282 and $728,618 for fiscal years ended December 31, 2006 and 2005, respectively.

     AUDIT-RELATED FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services related to the performance of an audit or review of our financial statements were $19,000 and $15,972 for fiscal years ended December 31, 2006 and 2005, respectively. Audit-related fees for the year ended December 31, 2006 were for work performed in connection with Sarbanes-Oxley Section 404 compliance, and for the year ended December 31, 2005 were for the work performed in reviewing certain regulatory capital adequacy calculations.

     TAX FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for services related to tax compliance, tax advice and tax planning were $326,949 and $502,292 for fiscal years ended December 31, 2006 and 2005, respectively. Tax fees are fees in respect of tax return preparation, consultation on tax matters and other tax planning and advice.

     ALL OTHER FEES

     The aggregate fees billed by PricewaterhouseCoopers LLP for all services other than those described above were $0 and $186,597 for fiscal years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2005, $182,700 was for due diligence work performed in connection with a potential acquisition and $3,897 was for pension plan and retirement plan consulting services.

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

     Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The following table shows, for each month in 2006, certain information with respect to our purchase of our common shares. All unvested shares were repurchased from employees at the lower of the original price paid by such employee or the then current market price. Unvested shares were repurchased at the time of the employee's termination of employment. No vested shares were purchased from employees. In August, we purchased shares on the open pursuant to a publicly announced $30 million repurchase program. The aggregate price paid pursuant to the market repurchases was $2.1 million.

                                Number of
                                 Shares
                                Purchased
            Number of Shares   as Part of
             Purchased from     Publicly
                Employees       Announced    Average
           -----------------   Repurchase     Price
Month      Vested   Unvested     Program    Per Share
-----      ------   --------   ----------   ---------
Jan 2006     --      36,653           --     $  15.91
Feb 2006     --          --           --           --
Mar 2006     --       3,143           --     $  16.50
Apr 2006     --          --           --           --
May 2006     --      17,313           --     $  17.68
Jun 2006     --       1,143           --     $  16.50
Jul 2006     --          --           --           --
Aug 2006     --          --      199,226     $  10.55
Sep 2006     --          --           --           --
Oct 2006     --          --           --           --
Nov 2006     --          --           --           --
Dec 2006     --      11,748           --     $  13.06
            ---      ------      -------
             --      70,000      199,226
            ===      ======      =======

                                    PART III.

ITEM 17. FINANCIAL STATEMENTS

     See pages F-1 through F-25, incorporated herein by reference.

ITEM 18. FINANCIAL STATEMENTS

     Not Applicable.

ITEM 19. EXHIBITS

1.1*     Memorandum of Association

1.2*     Bye-Laws

2.1**    Form of Stock Certificate

4.1*     1996 Shareholders Agreement among Global Reach, Limited and
         Shareholders of Global Reach Limited

4.2*     Purchase Agreement, dated as of June 30, 1999, between W.P.
         Stewart & Co., Ltd. and Bowen Asia Limited.

4.3***   Share Exchange Agreement, dated as of December 29, 2000, between
         W.P. Stewart & Co., Ltd. and TPR & Partners N.V.

4.4***   Amendment to 1996 Shareholder Agreement

4.5#     Share Exchange Agreement, dated as of November 14, 2001, between
         W.P. Stewart & Co., Ltd. and TPR Holding B.V.

4.6# Deferred Share Exchange Agreement, dated as of November 14, 2001, among W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management
         (Europe), Ltd. and TPR Holding B.V.

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

** Previously filed on December 6, 2000 as an exhibit to the Registrant's Registration Statement on Form 8-A/A (011-16245).

*** Previously filed on March 30, 2001 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

# Previously filed on March 29, 2002 as an exhibit to the Registrant's Report on Form 20-F (011-16245).

INDEX TO CONSOLIDATED
FINANCIAL STATEMENTS

                                                                         PAGE
                                                                     -----------
CONSOLIDATED FINANCIAL STATEMENTS AS OF, AND FOR THE THREE YEARS
   ENDED DECEMBER 31, 2006, 2005 AND 2004
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                  F-2
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION                           F-3
CONSOLIDATED STATEMENTS OF OPERATIONS                                    F-4
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY               F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS                                    F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS                       F-7 TO F-25

             Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.

     In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders' equity and of cash flows appearing on pages F-3 through F-25 present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the "Company") at December 31, 2006, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York

March 29, 2007

                            W.P. STEWART & CO., LTD.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                        DECEMBER 31, 2006, 2005 AND 2004

                                                                                   2006           2005           2004
                                                                               ------------   ------------   ------------

                                   ASSETS:

CASH AND CASH EQUIVALENTS                                                      $ 30,323,957   $ 64,566,799   $ 51,859,146
FEES RECEIVABLE                                                                   3,709,922      4,530,566      2,626,200
RECEIVABLE FROM CLEARING BROKER                                                     315,867        975,603        274,936
INVESTMENTS IN UNCONSOLIDATED AFFILIATES (NET OF ACCUMULATED AMORTIZATION
   OF $494,232, $411,860 AND $329,488 FOR 2006, 2005 AND 2004, RESPECTIVELY)      3,904,218      3,829,391      3,783,010
RECEIVABLES FROM AFFILIATES, NET                                                 11,430,102      6,006,088     14,708,269
INVESTMENTS, TRADING (COST $30,195,156 FOR 2006)                                 31,803,543             --             --
INVESTMENTS, AVAILABLE FOR SALE (COST $96,518, $8,861,345 AND $9,246,245
   FOR 2006, 2005 AND 2004, RESPECTIVELY)                                           129,312      8,756,877      9,019,674
INVESTMENT IN AIRCRAFT (NET OF ACCUMULATED DEPRECIATION OF $22,451,475,
   $21,450,140 AND $19,445,223 FOR 2006, 2005 AND 2004, RESPECTIVELY)                    --      1,001,335      3,006,252
GOODWILL                                                                          8,681,797      5,631,797      5,631,797
INTANGIBLE ASSETS (NET OF ACCUMULATED AMORTIZATION OF $40,953,034,
   $36,513,924 AND $18,766,788 FOR 2006, 2005 AND 2004, RESPECTIVELY)            47,828,426     49,317,537     67,064,672
FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD IMPROVEMENTS (NET OF
   ACCUMULATED DEPRECIATION AND AMORTIZATION OF $6,662,378, $5,621,096
   AND $4,890,622 FOR 2006, 2005 AND 2004, RESPECTIVELY)                          3,380,812      3,432,340      3,315,698
INTEREST RECEIVABLE ON SHAREHOLDERS' NOTES                                           15,044         40,700         62,894
INCOME TAXES RECEIVABLE                                                           2,598,921      1,464,058         86,582
OTHER ASSETS                                                                      2,429,594      3,027,281      3,270,789
                                                                               ------------   ------------   ------------
                                                                               $146,551,515   $152,580,372   $164,709,919
                                                                               ============   ============   ============

                   LIABILITIES AND SHAREHOLDERS' EQUITY:

LIABILITIES:
   LOANS PAYABLE                                                               $ 14,595,612   $ 15,412,341   $ 16,202,992
   EMPLOYEE COMPENSATION AND BENEFITS PAYABLE                                     6,181,267      4,213,626      5,924,364
   FEES PAYABLE                                                                   2,704,532      3,097,377      2,466,561
   VENDOR PAYABLES                                                                4,766,374      3,057,694      3,286,721
   ACCRUED EXPENSES AND OTHER LIABILITIES                                         4,900,000      4,900,000      5,400,000
   DEFERRED INCOME TAXES PAYABLE                                                    637,500             --             --
                                                                               ------------   ------------   ------------
                                                                                 33,785,285     30,681,038     33,280,638
                                                                               ------------   ------------   ------------
MINORITY INTEREST                                                                        --        254,348             --
                                                                               ------------   ------------   ------------
SHAREHOLDERS' EQUITY:
   COMMON SHARES, $0.001 PAR VALUE (125,000,000 SHARES AUTHORIZED
      47,569,278, 46,837,855 AND 46,113,462 SHARES ISSUED AND
      OUTSTANDING FOR 2006, 2005 AND 2004, RESPECTIVELY)                             47,569         46,838         46,113
   ADDITIONAL PAID-IN-CAPITAL                                                    90,545,974     85,445,648     80,260,553
   ACCUMULATED OTHER COMPREHENSIVE INCOME                                         1,114,075        429,924        984,626
   RETAINED EARNINGS                                                             21,719,738     37,519,609     53,204,705
                                                                               ------------   ------------   ------------
                                                                                113,427,356    123,442,019    134,495,997
LESS: NOTES RECEIVABLE FOR COMMON SHARES                                           (661,126)    (1,797,033)    (3,066,716)
                                                                               ------------   ------------   ------------
                                                                                112,766,230    121,644,986    131,429,281
                                                                               ------------   ------------   ------------
                                                                               $146,551,515   $152,580,372   $164,709,919
                                                                               ============   ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                            W.P. STEWART & CO., LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                             2006           2005           2004
                                                                         ------------   ------------   ------------
REVENUE:
   FEES (INCLUDES FEES FROM AFFILIATES OF $15,313,602, $10,524,528 AND
      $17,755,121 FOR 2006, 2005 AND 2004, RESPECTIVELY)                 $107,802,462   $113,197,833   $116,005,500
   COMMISSIONS                                                             29,608,834     31,889,805     34,819,726
   INTEREST AND OTHER                                                       4,719,382      2,767,217      1,496,179
                                                                         ------------   ------------   ------------
                                                                          142,130,678    147,854,855    152,321,405
                                                                         ------------   ------------   ------------
EXPENSES:
   EMPLOYEE COMPENSATION AND BENEFITS                                      43,725,858     34,152,799     29,102,102
   FEES PAID OUT                                                            8,126,112      9,058,834      7,760,372
   PERFORMANCE FEE CHARGE                                                   2,625,642             --             --
   COMMISSIONS, CLEARANCE AND TRADING                                       5,665,123      6,993,204      7,371,412
   RESEARCH AND ADMINISTRATION                                             13,628,542     14,399,422     14,781,318
   MARKETING                                                                6,309,491      5,540,294      5,617,923
   DEPRECIATION AND AMORTIZATION                                            6,572,545      8,206,220      8,038,837
   IMPAIRMENT OF INTANGIBLE ASSET                                                  --     12,452,978             --
   OTHER OPERATING                                                         11,971,467      9,959,838      8,648,979
                                                                         ------------   ------------   ------------
                                                                           98,624,780    100,763,589     81,320,943
                                                                         ------------   ------------   ------------
INCOME BEFORE TAXES                                                        43,505,898     47,091,266     71,000,462
PROVISION FOR TAXES                                                         6,030,455      7,038,582      7,851,775
                                                                         ------------   ------------   ------------
NET INCOME                                                               $ 37,475,443   $ 40,052,684   $ 63,148,687
                                                                         ============   ============   ============
EARNINGS PER SHARE:
BASIC EARNINGS PER SHARE                                                 $       0.82   $       0.88   $       1.40
                                                                         ============   ============   ============
DILUTED EARNINGS PER SHARE                                               $       0.82   $       0.87   $       1.39
                                                                         ============   ============   ============

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                   STATEMENTS.

                            W.P. STEWART & CO., LTD.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                            ACCUMULATED
                              COMMON SHARES      ADDITIONAL  CONTINGENTLY      OTHER
                           -------------------    PAID-IN     RETURNABLE   COMPREHENSIVE    RETAINED       NOTES
                             SHARES     AMOUNT    CAPITAL       SHARES         INCOME       EARNINGS     RECEIVABLE      TOTAL
                           ----------  -------  -----------  ------------  -------------  ------------  -----------  ------------
BALANCE @ DECEMBER 31,
   2003                    46,035,726  $46,036  $80,419,304  $(3,623,928)   $  573,284    $ 45,217,876  $(7,963,982) $114,668,590
   ISSUANCE OF COMMON
      SHARES, @ $0.001
      PAR VALUE
      CASH                     29,714       29      532,369                                                               532,398
      NOTES RECEIVABLE          7,858        7      148,366                                                (148,373)           --
      RESTRICTED SHARES       138,000      138         (138)                                                                   --
   CONTINGENTLY
      RETURNABLE SHARES,
      NO LONGER SUBJECT
      TO REPURCHASE                                (623,524)   3,623,928                                                3,000,404
   REPURCHASE AND
      CANCELLATION OF
      COMMON SHARES, @
      $0.001 PAR VALUE        (46,122)     (46)    (352,584)                                                             (352,630)
   CANCELLATION OF COMMON
      SHARES, @ $0.001
      PAR VALUE               (51,714)     (51)    (845,496)                                                845,547            --
   NON-CASH COMPENSATION                            982,256                                                               982,256
   NET INCOME                                                                               63,148,687                 63,148,687
   DIVIDENDS ($1.20 PER
      SHARE)                                                                               (55,161,858)               (55,161,858)
   OTHER COMPREHENSIVE
      INCOME                                                                   411,342                                    411,342
   PROCEEDS FROM NOTES
      RECEIVABLE FOR
      COMMON SHARES                                                                                       4,200,092     4,200,092
                           ----------  -------  -----------  -----------    ----------    ------------  -----------  ------------
BALANCE @ DECEMBER 31,
   2004                    46,113,462   46,113   80,260,553           --       984,626      53,204,705   (3,066,716)  131,429,281
   ISSUANCE OF COMMON
      SHARES, @ $0.001
      PAR VALUE
      CASH                     59,176       59    1,109,166                                                             1,109,225
      NOTES RECEIVABLE            714        1       11,837                                                 (11,838)           --
      RESTRICTED SHARES       666,035      666         (666)                                                                   --
   REPURCHASE AND
      CANCELLATION OF
      COMMON SHARES, @
      $0.001 PAR VALUE         (1,000)      (1)     (25,159)                                                              (25,160)
   CANCELLATION OF COMMON
      SHARES, @ $0.001
      PAR VALUE                  (532)      --       (8,772)                                                  8,772            --
   NON-CASH COMPENSATION                          4,098,689                                                   8,643     4,107,332
   NET INCOME                                                                               40,052,684                 40,052,684
   DIVIDENDS ($1.20 PER
      SHARE)                                                                               (55,737,780)               (55,737,780)
   OTHER COMPREHENSIVE
      INCOME                                                                  (554,702)                                  (554,702)
   PROCEEDS FROM NOTES
      RECEIVABLE FOR
      COMMON SHARES                                                                                       1,264,106     1,264,106
                           ----------  -------  -----------  -----------    ----------    ------------  -----------  ------------
BALANCE @ DECEMBER 31,
   2005                    46,837,855   46,838   85,445,648           --       429,924      37,519,609   (1,797,033)  121,644,986
   ISSUANCE OF COMMON
      SHARES, @ $0.001
      PAR VALUE
      RESTRICTED SHARES     1,127,801    1,127       (1,127)                                                                   --
   REPURCHASE AND
      CANCELLATION OF
      COMMON SHARES, @
      $0.001 PAR VALUE       (233,012)    (233)  (2,660,036)                                                           (2,660,269)
   CANCELLATION OF COMMON
      SHARES, @ $0.001
      PAR VALUE               (36,214)     (36)    (555,969)                                                556,005            --
   FORFEITURE OF COMMON
      SHARES, @ $0.001
      PAR VALUE              (127,152)    (127)         127                                                                    --
   NON-CASH COMPENSATION                          8,317,331                                     77,582       36,418     8,431,331
   NET INCOME                                                                               37,475,443                 37,475,443
   DIVIDENDS ($1.13 PER
      SHARE)                                                                               (53,352,896)               (53,352,896)
   OTHER COMPREHENSIVE
      INCOME                                                                   684,151                                    684,151
   PROCEEDS FROM NOTES
      RECEIVABLE FOR
      COMMON SHARES                                                                                         543,484       543,484
                           ----------  -------  -----------  -----------    ----------    ------------  -----------  ------------
BALANCE @ DECEMBER 31,
   2006                    47,569,278  $47,569  $90,545,974  $        --    $1,114,075    $ 21,719,738  $  (661,126) $112,766,230
                           ==========  =======  ===========  ===========    ==========    ============  ===========  ============

  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

                            W.P. STEWART & CO., LTD.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

                                                                    2006           2005           2004
                                                                ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   NET INCOME                                                   $ 37,475,443   $ 40,052,684   $ 63,148,687
   ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
      PROVIDED BY OPERATING ACTIVITIES:
      (GAIN)/LOSS ON SALE OF TRADING SECURITIES                     (204,628)            --             --
      (GAIN)/LOSS ON SALE OF AVAILABLE FOR SALE SECURITIES          (407,030)       156,746             --
      (GAIN)/LOSS ON DISPOSITION OF FURNITURE, EQUIPMENT,
         SOFTWARE AND LEASEHOLD IMPROVEMENTS                          14,952             --             --
      UNREALIZED (GAIN)/LOSS ON TRADING SECURITIES                (1,608,387)            --             --
      UNREALIZED (GAIN)/LOSS ON AVAILABLE FOR SALE SECURITIES          4,390        (22,780)            --
      AMORTIZATION OF BOND PREMIUM                                   710,356        384,942        104,380
      DEPRECIATION AND AMORTIZATION                                6,572,545     20,659,198      8,038,837
      EQUITY IN INCOME OF UNCONSOLIDATED AFFILIATES                  (32,199)       (53,752)       315,602
      NON-CASH COMPENSATION                                        8,431,331      4,107,332        982,256
      MINORITY INTEREST                                             (254,348)       254,348       (416,731)
   CHANGES IN OPERATING ASSETS AND LIABILITIES:
      FEES RECEIVABLE                                                820,644     (1,904,366)      (730,774)
      RECEIVABLE FROM CLEARING BROKER                                659,736       (700,667)       120,681
      PROCEEDS FROM SALE OF TRADING SECURITIES                     2,664,682             --             --
      PURCHASE OF TRADING SECURITIES                             (32,655,209)            --             --
      RECEIVABLES FROM AFFILIATES, NET                            (5,424,014)     8,702,181    (13,805,240)
      INCOME TAXES RECEIVABLE                                     (1,134,863)    (1,377,476)     1,424,110
      INTEREST RECEIVABLE ON SHAREHOLDERS' NOTES                      25,656         22,194         83,264
      OTHER ASSETS                                                   597,687        243,508       (206,574)
      EMPLOYEE COMPENSATION AND BENEFITS PAYABLE                   1,967,641     (1,710,738)     4,849,058
      FEES PAYABLE                                                  (392,845)       630,816      1,787,624
      VENDOR PAYABLES                                              1,708,680       (229,027)     1,486,489
      ACCRUED EXPENSES AND OTHER LIABILITIES                              --       (500,000)            --
      DEFERRED INCOME TAXES PAYABLE                                  637,500             --             --
                                                                ------------   ------------   ------------
         NET CASH PROVIDED BY OPERATING ACTIVITIES                20,177,720     68,715,143     67,181,669
                                                                ------------   ------------   ------------
CASH FLOWS (USED FOR) INVESTING ACTIVITIES:
   PROCEEDS FROM SALE OF AVAILABLE FOR SALE SECURITIES            14,922,031      7,325,566      4,460,267
   PURCHASE OF AVAILABLE FOR SALE SECURITIES                      (6,554,421)    (7,551,788)    (4,278,611)
   PURCHASE OF GOODWILL                                           (3,050,000)            --             --
   PURCHASE OF INTANGIBLE ASSETS                                  (2,950,000)            --             --
   INVESTMENT IN UNCONSOLIDATED AFFILIATE                           (125,000)       (75,001)      (325,577)
   CASH DIVIDENDS PAID ON SHARES SUBJECT TO REPURCHASE                    --             --        (97,680)
   PURCHASE OF FURNITURE, EQUIPMENT, SOFTWARE AND LEASEHOLD
      IMPROVEMENTS                                                (1,062,151)      (941,415)      (755,249)
   PROCEEDS FROM DISPOSITION OF FURNITURE, EQUIPMENT,
      SOFTWARE AND LEASEHOLD IMPROVEMENTS                             49,000             --             --
                                                                ------------   ------------   ------------
         NET CASH (USED FOR) INVESTING ACTIVITIES                  1,229,459     (1,242,638)      (996,850)
                                                                ------------   ------------   ------------
CASH FLOWS (USED FOR) FINANCING ACTIVITIES:
   PAYMENTS ON LOANS PAYABLE                                        (816,729)      (790,651)      (765,122)
   PROCEEDS FROM ISSUANCE OF COMMON SHARES                                --      1,109,225        532,398
   REPURCHASE OF COMMON SHARES                                    (2,660,269)       (25,160)      (352,630)
   PROCEEDS FROM NOTES RECEIVABLE FOR COMMON SHARES                  543,484      1,264,106      4,200,092
   DIVIDENDS TO SHAREHOLDERS                                     (53,352,896)   (55,737,780)   (55,161,858)
                                                                ------------   ------------   ------------
         NET CASH (USED FOR) FINANCING ACTIVITIES                (56,286,410)   (54,180,260)   (51,547,120)
EFFECT OF EXCHANGE RATE CHANGES IN CASH                              636,389       (584,592)       396,833
                                                                ------------   ------------   ------------
NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS             (34,242,842)    12,707,653     15,034,532
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                      64,566,799     51,859,146     36,824,614
                                                                ------------   ------------   ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                          $ 30,323,957   $ 64,566,799   $ 51,859,146
                                                                ============   ============   ============
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION
   CASH PAID DURING THE PERIOD FOR:
         INCOME TAXES                                           $  6,732,017   $  8,817,574   $  7,130,218
                                                                ============   ============   ============
         INTEREST                                               $  1,065,620   $    854,200   $    585,997
                                                                ============   ============   ============

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

IN 2004, THE FINAL 20% OF THE SHARES ORIGINALLY ISSUED IN CONNECTION WITH OUR ACQUISITION OF TPRS SERVICES N.V. IN 2000, CEASED TO BE SUBJECT TO REPURCHASE, AND WERE RECORDED WITH A FAIR VALUE OF $3,000,404 (SEE NOTE 2).

THE COMPANY CANCELLED OUTSTANDING NOTES OF $556,005, $8,772 AND $845,547 FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004, RESPECTIVELY (SEE NOTE 10).

THE COMPANY ISSUED COMMON SHARES FOR NOTES RECEIVABLE FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 IN THE AMOUNTS OF $11,838 AND $148,373, RESPECTIVELY (SEE NOTE 11).

THE COMPANY ISSUED 1,127,801, 666,035 AND 138,000 COMMON SHARES FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004, RECORDED WITH A FAIR VALUE OF $20,480,649, $15,113,352 AND $2,706,300, RESPECTIVELY AND CANCELLED 127,152
FORFEITED RESTRICTED COMMON SHARES FOR THE YEAR ENDED DECEMBER 31, 2006 RECORDED WITH A FAIR VALUE OF $2,800,737 (SEE NOTE 13).

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

NOTE 2: BACKGROUND AND ORGANIZATION

For the years ended December 31, 2006, 2005 and 2004, the consolidated Company consisted of several affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The background and organization of the entities presented in the Company's consolidated financial statements are set out below.

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

W.P. Stewart Fund Management Limited ("WPS Dublin"), is a wholly-owned subsidiary of WPSAM. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is currently the manager of W.P. Stewart Funds plc and W.P. Stewart (Distributor) Funds plc, two umbrella-type open-ended investment companies regulated by the Irish Financial Services Regulatory Authority ("IFSRA"), formerly regulated by the Central Bank of Ireland.

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

W.P. Stewart Fund Management S.A. ("WPSFM SA"), is a wholly-owned subsidiary, subject to the jurisdiction of the Commission de Surveillance du Secteur Financier ("CSSF"). The primary business of WPSFM SA is providing management and administrative services to investment funds. WPSFM SA is currently the manager of W.P. Stewart Holdings Fund (formerly W.P. Stewart Holdings N.V.), an open-ended investment company under the jurisdiction of the CSSF and listed on the Euronext Amsterdam.

In October and November 2006, the Company commenced investment activities in the WPS US Absolute Investment Partnership, L.P., WPS US Relative Investment Partnership, L.P. and WPS International Partners, L.P., three new investment partnerships, which are wholly-owned subsidiaries of the Company. These investment partnerships hold a portfolio of listed equity securities which are classified as investments, trading on the consolidated statements of financial condition.

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

The following table shows information for each acquisition as of and for the year ended December 31, 2006.

              AGGREGATE   SHARES NOT     PURCHASE     INTANGIBLE
              NUMBER OF   SUBJECT TO      PRICE      AMORTIZATION
ACQUISITION     SHARES    REPURCHASE    ALLOCATION   FOR THE YEAR
-----------   ---------   ----------   -----------   ------------
TPRS          1,966,000    1,966,000   $42,367,772    $2,596,633
FLII          1,200,000    1,200,000    23,703,088     1,536,279
              ---------    ---------   -----------    ----------
              3,166,000    3,166,000   $66,070,860    $4,132,912
              =========    =========   ===========    ==========

The following table shows information for each acquisition as of and for the year ended December 31, 2005.

              AGGREGATE   SHARES NOT     PURCHASE     INTANGIBLE
              NUMBER OF   SUBJECT TO      PRICE      AMORTIZATION
ACQUISITION     SHARES    REPURCHASE    ALLOCATION   FOR THE YEAR
-----------   ---------   ----------   -----------   ------------
TPRS          1,966,000    1,966,000   $42,367,772    $2,596,633
NSMM            863,831      863,831    17,042,406       953,839
FLII          1,200,000    1,200,000    23,703,088     1,536,279
              ---------    ---------   -----------    ----------
              4,029,831    4,029,831   $83,113,266    $5,086,751
              =========    =========   ===========    ==========

The following table shows information for each acquisition as of and for the year ended December 31, 2004.

                                           CASH
                                         DIVIDENDS
                                          PAID ON
              AGGREGATE   SHARES NOT   CONTINGENTLY     PURCHASE     INTANGIBLE
              NUMBER OF   SUBJECT TO    RETURNABLE       PRICE      AMORTIZATION
ACQUISITION     SHARES    REPURCHASE      SHARES       ALLOCATION   FOR THE YEAR
-----------   ---------   ----------   ------------   -----------   ------------
TPRS          1,966,000    1,966,000      $97,680     $42,367,772    $2,496,619
NSMM            863,831      863,831           --      17,042,406       953,839
FLII          1,200,000    1,200,000           --      23,703,088     1,536,279
              ---------    ---------      -------     -----------    ----------
              4,029,831    4,029,831      $97,680     $83,113,266    $4,986,737
              =========    =========      =======     ===========    ==========

On November 14, 2001, the Company acquired a controlling interest in TPR & Partners N.V. ("TPR"), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd. ("WPSAM Europe"), serves as the umbrella for the Company's European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM Europe's 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. The former beneficial owners of TPR, one of whom is an executive officer of the Company, and their assigns continued to hold the remaining 3,000 shares of WPSAM Europe until July 1, 2006, at which time the Company acquired those shares at a fair value price of $6,000,000, which has been allocated to intangible assets and goodwill in the amounts of $2,950,000 and $3,050,000, respectively. For the year ended December 31, 2006 there was no impairment in the carrying value of goodwill.

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

For intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding years ending December 31 is as follows:

2007   $4,476,626
2008   $4,476,626
2009   $4,476,626
2010   $4,476,626
2011   $4,476,626

NOTE 3: ACCOUNTING POLICIES

These consolidated financial statements are presented in conformity with accounting principles generally accepted in the U.S. The functional currency for the Company and its affiliates is the U.S. dollar with the exceptions of WPS Europe and W.P. Stewart Asset Management (Europe), N.V. ("WPSAM Europe N.V."), a wholly-owned subsidiary of WPSAM Europe, for which the pound sterling and the euro, respectively, are the functional currencies.

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

Investments, Trading and Available for Sale

Investments in equity and municipal securities have been classified as either "trading" or "available for sale" in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and, as such, are recorded at quoted market values. Transactions are recorded on a trade date basis. For the year ended December 31, 2006, unrealized gains and losses on investments classified as trading in the amount of $1,608,387 are recorded as profit or loss and are included in interest and other whereas unrealized gains and losses on investments classified as available for sale are recorded in accumulated other comprehensive income within shareholders' equity.

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

Foreign Currency Translation

The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation". Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The U.S. dollar effect that arises from translating the net assets of WPS Europe and WPSAM Europe N.V. is recorded in "accumulated other comprehensive income", a separate component of shareholders' equity.

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

Share-Based Compensation

On January 1, 2005, the Company began to account for share-based employee compensation in accordance with the method prescribed by Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include share options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans (see Note 12).

Business Segments

The Company operates predominantly in one business segment, the investment advisory and asset management industry.

Reclassification of Comparative Financial Statements

Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN No. 48"), "Accounting for Uncertainty in Income Taxes -- an Interpretation of SFAS No. 109". FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The Company expects to adopt the provisions of FIN No. 48 beginning in the first quarter of 2007. The Company does not expect the adoption to have a material effect on its financial condition, results of operations and cash flows.

NOTE 4: EARNINGS PER SHARE

                                                    2006          2005          2004
                                                -----------   -----------   -----------
Basic Earnings Per Share:
Net income                                      $37,475,443   $40,052,684   $63,148,687
                                                ===========   ===========   ===========
Weighted average basic shares outstanding        45,816,561    45,639,687    45,111,869
                                                -----------   -----------   -----------
Net income per share                            $      0.82         $0.88         $1.40
                                                ===========   ===========   ===========
Diluted Earnings Per Share:
Net income                                      $37,475,443   $40,052,684   $63,148,687
                                                ===========   ===========   ===========
Weighted average basic shares outstanding        45,816,561    45,639,687    45,111,869
Add: Unvested shares, contingently returnable
   shares, unvested options, vested
   unexercised options  and dilutive
   potentially issuable common shares                49,903       311,859       412,174
                                                -----------   -----------   -----------
Weighted average diluted shares outstanding      45,866,464    45,951,546    45,524,043
                                                -----------   -----------   -----------
Net income per share                            $      0.82   $      0.87   $      1.39
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

On December 31, 2006, 2005 and 2004, respectively, 47,569,278, 46,837,855 and
46,113,462 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 14) and dividends on these shares; 1,812,874, 1,052,330 and 700,863 of these shares were unvested and held by the Company's or affiliates' employees on December 31, 2006, 2005 and 2004, respectively.

NOTE 5: COMPREHENSIVE INCOME

The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income".

                                                      2006          2005          2004
                                                  -----------   -----------   -----------
Net income                                        $37,475,443   $40,052,684   $63,148,687
Other comprehensive income, net of tax:
   Reclassification adjustment for unrealized
      gains/(losses) on available for sale
      securities included in interest and other        76,390        83,580        (7,361)
   Unrealized gains/(losses) on available
      for sale securities                             (28,628)      (53,690)       21,870
   Foreign currency translation adjustment            636,389      (584,592)      396,833
                                                  -----------   -----------   -----------
Comprehensive income                              $38,159,594   $39,497,982   $63,560,029
                                                  ===========   ===========   ===========

NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments in unconsolidated affiliates include the following:

                                            2006         2005         2004
                                         ----------   ----------   ----------
Investment in Bowen Asia Limited         $2,305,501   $2,336,107   $2,317,130
Investment in Stewart Bowen Japan Ltd.      107,035       99,871      158,557
Investment in Kirk Management Ltd.        1,491,682    1,393,413    1,307,323
                                         ----------   ----------   ----------
Total                                    $3,904,218   $3,829,391   $3,783,010
                                         ==========   ==========   ==========

At December 31, 2006, the Company owned approximately 40% of Bowen Asia Limited ("Bowen").

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

NOTE 7: RELATED PARTY TRANSACTIONS

Research and administrative expenses include travel expenses of $738,731, $1,758,497 and $2,531,126 for the years ended December 31, 2006, 2005 and 2004, respectively, which were paid to Shamrock Aviation, Inc. ("Shamrock"), a company owned by principal shareholders of the Company.

The Company has entered into agreements pursuant to which, either Shamrock or an entity affiliated with Shamrock, has agreed to provide operational and maintenance services at cost for the Challenger aircraft owned by the Company. These costs, reflected in research and administration expenses, include $3,087,474, $3,100,843 and $2,569,082 for the years ended December 31, 2006,
2005 and 2004, respectively.

A portion of the office space located in New York includes space occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $181,545, $172,357 and $175,187 for the years ended December 31, 2006, 2005 and 2004, respectively. These amounts are based upon the actual space utilized in each of those years.

The Company pays solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients to a beneficial owner of a minority interest in the Company. Such payments amounted to $7,867 and $7,382 for the years ended December 31, 2006 and 2005. Prior to 2005, these payments were made to WPS Investissements S.A., a Swiss investment management firm, principally owned by a beneficial owner of a minority interest in the Company. Such payments amounted to $6,358 for the year ended December 31, 2004.

The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), the other principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory and research services. Such costs amounted to $1,457,152, $1,722,632 and $1,227,329 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company receives solicitation fees from Bowen Capital Management ("BCM"), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2006, 2005 and 2004 were $7,114, $6,267 and $6,098, respectively.

The Company pays Carl Spangler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spangler & Co. AG, the Chief Executive Officer of which is one of the Company's directors, fees for solicitation services. These fees amounted to $513,106, $682,590 and $625,617 for the years ended December 31, 2006, 2005 and
2004, respectively.

The Company paid Appleby Spurling Hunter and Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), of which prior to March 31, 2005 one of the Company's directors was a senior partner, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $23,803 and $43,679 for the years ended December 31, 2005 and 2004, respectively.

Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $15,555,068, $15,245,066 and $20,752,325 for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda of which, prior to 2004, one of the Company's directors was the Chief Executive Officer. Such director remains a non-executive director of The Bank of Bermuda and during the period from May 2005 through March 31, 2006 was an executive officer of the Company. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $180,000 for each of the years ended December 31, 2006, 2005 and 2004.

Included in receivables from affiliates, net, at December 31, 2006, 2005 and 2004 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in receivables from affiliates, net, at December 31, 2006, 2005 and 2004 are the amounts of $352,701, $349,465 and $340,318, respectively, which represent an outstanding receivable from WPS II, Inc. a significant shareholder of the Company. This balance is non-interest bearing and has no fixed repayment date.

WPSAM serves as investment adviser to W.P. Stewart Holdings Fund ("WPSH") formerly W.P. Stewart Holdings N.V. ("WPSH NV"), our mutual fund listed on Euronext Amsterdam. This fund has a fixed fee of 25 basis points per annum and a 10% performance fee. Included in receivables from affiliates, net, at December 31, 2006, 2005 and 2004, are performance fees receivable in the amounts of $9,740,086, $5,349,750 and $13,537,506, respectively. In connection with the seat transfer of WPSH NV to Luxembourg on July 1, 2006 and the related resetting of the performance fee to a straight high water mark, although WPSAM did not terminate the investment advisory agreement, the performance fee credit balance at June 30, 2006 in the amount of $2,625,642 was recognized and paid by WPSAM to WPSH. This amount was recorded as a performance fee charge and is included in the consolidated statement of operations for the year ended December 31, 2006.

Included in investments available for sale at December 31, 2004 is an amount of $895,423 which was an investment in a fund managed by WPS Dublin, a wholly-owned subsidiary of the Company.

Included in research and administration expenses for the years ended December 31, 2006, 2005 and 2004 is rent expense in the amount of $190,260, $188,795 and
$194,552 which is paid to a company owned by the former principals of WPSAM Europe N. V., one of whom is an executive officer of the Company.

Included in other operating expenses for the years ended December 31, 2006, 2005 and 2004 are contributions in the amounts of $325,000, $507,500 and $411,000 paid to the W.P. Stewart & Co. Foundation, Inc. (the "Foundation"), a private charitable foundation.

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

Future principal payments on the loan as of December 31, 2006 are as follows:

2007                        $    843,756
2008                             871,570
2009                             900,587
2010                             930,320
2011                             961,106
Thereafter (through 2013)     10,088,273
                            ------------
                            $ 14,595,612
                            ============

Interest expense on long-term debt totaled $1,064,517, $829,777 and $579,318 for the years ended December 31, 2006, 2005 and 2004, respectively.

The carrying value of this loan approximates its fair value as of December 31, 2006.

The loan documents require the Company to maintain certain financial ratios and a minimum level of $15 million of tangible net worth (as defined in the loan documents). The Company was in compliance with such ratios as of December 31, 2006.

NOTE 9: COMMITMENTS AND CONTINGENCIES

At December 31, 2006, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. ("Wachovia") and collateralizes amounts received from the Company's clients that Wachovia wires daily to the Company's account at The Bank of Bermuda. The second letter of credit is in the amount of $200,000, in favor of WPSI's landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe's landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2006, 2005 and 2004.

At December 31, 2006, WPSSL had net capital, as defined, of $536,765 that exceeded the required minimum net capital of $100,000 by $436,765.

WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At December 31, 2006, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.

WPSAM serves as investment adviser to W.P. Stewart Holdings Fund ("WPSH") formerly W.P. Stewart Holdings N.V. ("WPSH NV"), our mutual fund listed on Euronext Amsterdam. This fund pays WPSAM a fixed fee of 25 basis points per annum and a 10% performance fee.

Through June 30, 2006, the performance fee was calculated as 10% of the change in WPSH NV's net asset value per share from valuation date to valuation date, multiplied by the number of shares outstanding as of the earlier of the two dates. However, if the calculation were to produce a negative figure, that amount would be treated as a credit against future performance fees. If the advisory agreement were to be terminated by the investment adviser, the remaining negative balance, if any, would have to be paid back to WPSH NV by the investment adviser.

In connection with the seat transfer of WPSH NV to Luxembourg on July 1, 2006 and the related resetting of the performance fee to a straight high water mark, although WPSAM did not terminate the investment advisory agreement, the performance fee credit balance at June 30, 2006 in the amount of $2,625,642 was recognized and paid by WPSAM to WPSH. This amount was recorded as a performance fee charge and is included in the consolidated statement of operations for the year ended December 31, 2006.

Effective July 1, 2006, as per the terms of the investment advisory agreement, the performance fee is payable annually in arrears and is equal to 10% of the increase, if any, in the net asset value per share as compared to December 31 of the previous year. The performance fee is calculated on each valuation day by first calculating the net asset value per share prior to the performance fee accrual for that day (the "base net asset value per share"), and then allocating 10% of the increase (or decrease) in the base net asset value per share compared to the higher of (i) the net asset value per share (after accrual of performance fee) on the preceding valuation day or (ii) the highest net asset value per share previously attained as at any prior December 31st, multiplied by the number of shares in issue on the current valuation day. If on any valuation day the net asset value per share shall fall below the high water mark, then no performance fee shall be accrued until such time as the net asset value per share exceeds the high water mark. Included in receivables from affiliates, net, at December 31, 2006 is a performance fee receivable in the amount of $9,740,086.

The Company has committed to make future issuances of 820,000 common shares as non-cash incentive employee compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, these restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting. The dilutive effect of these potentially issuable common shares is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128").

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

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2006, 36,214 unvested common shares of former employees were repurchased and their installment notes totaling $556,005 were abated.

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

All the common shares described above are subject to vesting provisions.

Future minimum payments expected to be received on notes receivable for common shares as of December 31, 2006 are as follows:

2007   $322,643
2008    247,931
2009     74,806
2010      8,952
2011      6,794
       --------
       $661,126
       ========

Interest income on all such notes was $79,656, $192,678 and $464,146 for the years ended December 31, 2006, 2005 and 2004, respectively.

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

In 2006, pursuant to the terms of the Plan, 128,568 and 9,285 unexercised options granted in 2001 and 2002, respectively, were forfeited by former employees of the Company. Additionally, in 2006, 74,465 and 64,030 vested options granted in 2001 and 2002, respectively, expired.

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

NOTE 12: SHARE OPTIONS

On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by SFAS No. 123, as amended by SFAS No. 148, using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the years ended December 31, 2006, 2005 and 2004 for share options granted in 2003, was $530, $4,470 and $5,639, respectively. During 2006, 40,178 unexercised options granted in 2003 were forfeited by former employees of the Company and 9,322 vested options granted in 2003 expired. There were no share options granted for the years ended December 31, 2006, 2005 and 2004.

The options outstanding as of December 31, 2006, 2005 and 2004 for grants awarded during the year ended December 31, 2003, are set forth below:

                                                 WEIGHTED AVERAGE
                                  OPTIONS     REMAINING CONTRACTUAL   WEIGHTED AVERAGE
DECEMBER 31,   EXERCISE PRICE   OUTSTANDING        LIFE (YEARS)        EXERCISE PRICE
------------   --------------   -----------   ---------------------   ----------------
    2006           $20.20          15,750               5                  $20.20
                                   ======
    2005           $20.20          65,250               5                  $20.20
                                   ======
    2004           $20.20          65,250               6                  $20.20
                                   ======

On January 1, 2005, the Company began to account for share-based employee compensation in accordance with the method prescribed by Statement of Financial Accounting Standards No. 123 (Revised 2004), "Share-Based Payment" ("SFAS No. 123R"). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include share options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans. The effect of adopting SFAS No. 123R resulted in an increase in compensation expense for the years ended December 31, 2006 and 2005 of $155,392 and $287,138, respectively.

The following range assumptions were applied in determining the effect on compensation expense upon adoption of SFAS No. 123R for the years ended December 31, 2006 and 2005:

                              2006           2005
                          ------------   ------------
Expected Life             1 to 7 years   1 to 7 years
Risk free interest rate   5.09% - 5.33%  4.84% - 4.89%
Dividend yield            4.22% - 7.24%  4.22% - 7.24%
Volatility                       11.16%         12.87%

The options outstanding as of December 31, 2006, 2005 and 2004 for grants made prior to January 1, 2003 are set forth below:

                                                  WEIGHTED AVERAGE
                                   OPTIONS     REMAINING CONTRACTUAL   WEIGHTED AVERAGE
DECEMBER 31,   EXERCISE PRICES   OUTSTANDING        LIFE (YEARS)        EXERCISE PRICE
------------   ---------------   -----------   ---------------------   ----------------
                    $20.80          235,663              2                  $20.80
               $16.58 - $28.42      274,278              3                  $22.01
                                  ---------
    2006                            509,941
                                  =========

               $20.80 - $25.65      438,696              3                  $20.92
               $16.58 - $28.42      347,593              4                  $21.93
                                  ---------
    2005                            786,289
                                  =========

               $20.80 - $25.65      672,540              4                  $20.90
               $16.58 - $28.42      422,924              5                  $21.86
                                  ---------
    2004                          1,095,464
                                  =========

Options exercisable at December 31, 2006, 2005 and 2004 were 157,738, 189,997 and 208,319 respectively.

Had compensation cost for the options granted under the Plan prior to January 1, 2003 been determined based on fair value at the grant dates consistent with the fair value method prescribed by SFAS No. 123, the Company's net income and earnings per share for the year ended December 31, 2004 would have been the following pro forma amounts:

(IN THOUSANDS, EXCEPT PER SHARE DATA)       2004
-------------------------------------   -----------
Net income, as reported                 $63,148,687
Adjustment for compensation cost            477,685
                                        -----------
Pro forma net income                    $62,671,002
                                        ===========
Earnings per share, as reported:
   Basic                                $      1.40
   Diluted                              $      1.39
Pro forma earnings per share:
   Basic                                $      1.39
   Diluted                              $      1.38

In the preceding table, pro forma compensation expense associated with option grants is recognized over the relevant vesting periods.

The following range assumptions were applied in determining pro forma compensation cost:

                              2004
                          ------------
Expected Life             1 to 7 years
Risk free interest rate   3.10% - 4.31%
Dividend yield            4.22% - 7.24%
Volatility                       16.22%

The effects of applying SFAS No. 123 on pro forma disclosures of net income and earnings per share for the year ended December 31, 2004 are not likely to be representative of the pro forma effects on net income and earnings per share in future years, because the assumptions used to determine the fair value can vary significantly.

Disclosed fair values of options for the year ended December 31, 2004 for those options granted prior to January 1, 2003, have been estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility. The Company's options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimates. The weighted average fair value of those options granted prior to January 1, 2003 was $2.12 for the year ended December 31, 2004.

NOTE 13: RESTRICTED SHARES

During 2006, 22,500 restricted shares were granted to certain non-employee directors of the Company and 1,105,301 restricted shares were granted as employee non-cash compensation. In addition, during 2006, 127,152 restricted shares were forfeited by former employees of the Company. Non-cash compensation of $616,845 relating to the forfeited shares that had been charged to compensation expense prior to January 1, 2006 was reversed, and dividends of $77,582 paid on those forfeited shares prior to January 1, 2006, was charged to compensation expense.

During 2005, 19,500 restricted shares were granted to certain non-employee directors of the Company and 646,535 restricted shares were granted as employee non-cash compensation.

During 2004, 20,000 restricted shares were granted to certain non-employee directors of the Company and 118,000 restricted shares were granted as employee non-cash compensation.

These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder's equity as of that date and is being amortized over the one through five year vesting periods as specified in the terms of the individual Restricted Share Agreements. Unearned compensation charged to additional paid-in capital, a component of shareholder's equity at December 31, 2006, 2005 and 2004 was $20,480,649, $15,113,352 and $2,706,300, respectively. Compensation expense resulting from the amortization of the unearned compensation for the years ended December 31, 2006, 2005 and 2004 was $7,939,734, $3,341,205 and $621,975,
respectively.

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

Deferred taxes arise as a result of unrealized gains and losses which are not taxable until realized.

At December 31, 2006, WPS Europe had approximately $24 million of unused tax loss carryforwards in the United Kingdom, which may be used to offset future taxable income in the United Kingdom. A valuation allowance for 100% of the deferred income tax assets relating to these tax loss carryforwards has been established. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. The Company believes it is more likely than not that these income tax benefits will not be realized.

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

The income tax provision/(benefit), for the years ended December 31, 2006, 2005 and 2004 is as follows:

                           2006         2005         2004
                        ----------   ----------   ----------
Current taxes:
   U.S.:
      Federal           $3,460,837   $5,240,844   $6,279,761
      State and local    2,125,293    1,784,499    1,562,487
                        ----------   ----------   ----------
                         5,586,130    7,025,343    7,842,248
   Other:                 (193,175)      13,239        9,527
                        ----------   ----------   ----------
                         5,392,955    7,038,582    7,851,775
                        ----------   ----------   ----------
Deferred taxes:
   U.S.:
      Federal              360,000           --           --
      State and local      277,500           --           --
                        ----------   ----------   ----------
                           637,500           --           --
                        ----------   ----------   ----------
Net tax expense         $6,030,455   $7,038,582   $7,851,775
                        ==========   ==========   ==========

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

Total employer contributions amounted to $1,838,138, $1,785,038 and $1,535,787 for the years ended December 31, 2006, 2005 and 2004, respectively. Participants are immediately vested in their account balances.

NOTE 17: LEASE COMMITMENTS

The Company has several lease agreements in various locations including Bermuda, New York, Maine, London, Curacao and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.

Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2006 were as follows:

2007                        $ 3,041,970
2008                          2,891,400
2009                          3,487,087
2010                          3,427,472
2011                          3,457,372
Thereafter (through 2021)    19,294,661
                            -----------
                            $35,599,962
                            ===========

Total rent expense for all operating leases was $3,155,645, $3,077,906 and $2,909,452, for the years ended December 31, 2006, 2005 and 2004, respectively.

Included in the table above is an annual amount of $180,000 and an aggregate 15-year total commitment amount of $2,610,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company's headquarters in Hamilton, Bermuda. In addition, included in the table above is a four-year commitment amount of approximately $786,000 payable to a company owned by the former principals of TPR.

NOTE 18: GEOGRAPHIC AREA DATA

The Company's primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

                           FEE REVENUE
           ------------------------------------------
               2006           2005           2004
           ------------   ------------   ------------
U.S.       $ 71,397,432   $ 76,498,570   $ 76,129,771
Non-U.S.     36,405,030     36,699,263     39,875,729
           ------------   ------------   ------------
Total      $107,802,462   $113,197,833   $116,005,500
           ============   ============   ============

NOTE 19: SUBSEQUENT EVENTS

On January 8, 2007, the Company declared a dividend of $0.23 per share to shareholders of record as of January 17, 2007, payable on January 31, 2007 in the aggregate amount of $10,940,934.

On February 1, 2007, the Board of Directors of the Company announced that William P. Stewart, Chairman of the Board would resume his former role of Chief Executive Officer of the Company.

During the first quarter of 2007, 715,000 restricted shares were granted to our employees at a value of $13.26 per share, 6,429 unvested shares were repurchased from former employees for an aggregate amount of $96,756, 4,900 unvested shares were cancelled and 240,000 restricted shares were forfeited.

During the month of February 2007, the Company committed to make future issuances of 425,000 common shares as non-cash incentive compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, those restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting.

During the month of February 2007, the Company entered into separation agreements with several employees whose employment with the Company terminated in the first quarter. Per the terms of those agreements, in the first quarter of 2007 the Company will incur one-time, non-recurring cash expenses of approximately $1,600,000 and non-cash charges related to restricted shares of approximately $4,200,000.

Subsequent to December 31, 2006, the Company has experienced net outflows of assets under management of approximately $1.4 billion.

Subsequent to December 31, 2006, the Board of Directors of the Company adopted a new dividend policy moving from the historic pattern of four equal quarterly amounts to a new policy of paying lower amounts in the first three quarters and a final, fourth payment in January, based on cash earnings for the year, including any performance fees received in the fourth quarter.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        W.P. STEWART & CO., LTD.


                                        By: /s/ Rocco Macri
                                            ------------------------------------
                                        Name: Rocco Macri
                                        Title: Managing Director -
                                               Chief Operating Officer

Date: April 2, 2007

                                INDEX TO EXHIBITS

NUMBER   EXHIBIT
------   -------
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