Form 20-F
period 2007-12-31
STEWART W P & CO LTD
filed 2008-06-30
CIK 750443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 — FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 — For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 — Date of event requiring this shell company report
Commission file number: 001-16245
W.P. STEWART & CO., LTD.
(Exact name of Registrant as specified in its charter)
BERMUDA
(Jurisdiction of incorporation or organization)
Trinity Hall
43 Cedar Avenue
P.O. Box HM 2905
Hamilton, HM LX
Bermuda
(Address of principal executive offices)
Seth L. Pearlstein, General Counsel
Trinity Hall
43 Cedar Avenue
P.O Box HM 2905
Hamilton, HM LX
Bermuda
Tel: +1 441-295-8585
Fax: +1 441-296-6823
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12 (b) of the Act:

Name of each exchange
Title of Each Class	on which registered

Common Shares, par value $0.001 per share	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12 (g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15 (d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the Annual Report:
As of December 31, 2007, 51,022,066 common shares, par value $0.001 per share, were issued and outstanding.
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and larger accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (check one):
Large Accelerated Filer ☐     Accelerated Filer ☑      Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☑     International Financial Reporting Standards ☐     Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act). Yes ☐ No ☑

i

		Page

Item 18.	Financial Statements	73

Item 19.	Exhibits	73

EX-8.1: SUBSIDIARIES
EX-12.1: CERTIFICATION
EX-12.2: CERTIFICATION
EX-13.1: CERTIFICATION
EX-13.2: CERTIFICATION
EX-15.1: CONSENT OF PRICEWATERSHOUSECOOPERS LLP

ii

     Forward-Looking Statements
     Certain statements in this Annual Report are forward-looking statements, including, without limitation, statements concerning our assumptions, expectations, beliefs, intentions, plans or strategies regarding the future. Such forward-looking statements are based on beliefs of our management as well as on estimates and assumptions made by, and information currently available to, our management. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in this Annual Report as well as the following:
•	our need to reduce costs and increase our assets under management in order to return to profitability;

•	the closing of the transaction with Arrow as described under “Information on the Company—Business Overview—Recent Events”;

•	general economic and business conditions;

•	a challenge to our U.S. tax status;

•	industry capacity and trends;

•	competition;

•	the loss of major clients;

•	changes in demand for our services;

•	changes in, or inability to implement, business strategy or development plans;

•	changes in the laws and/or regulatory circumstances in Bermuda, the United States, the United Kingdom, Ireland, The Netherlands or other jurisdictions;

•	changes in contingent liabilities;

•	the adverse effect from a decline or volatility in the securities market in general or our products’ performance;

•	quality of management;

•	ability to attract and retain qualified personnel;

•	actions taken or omitted to be taken by third parties, including our shareholders, clients, competitors, legislative, regulatory, judicial and governmental authorities; and

•	availability, terms and deployment of capital.
     Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary significantly from those anticipated, believed, estimated, expected, intended or planned. We do not intend to review or revise any particular forward-

looking statements made in this Annual Report in light of future events. You are cautioned not to put undue reliance on any forward-looking statements.
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
     The income statement and balance sheet data set forth below as of and for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 are derived from our audited financial statements. You should read the financial data set forth below in conjunction with “Operating and Financial Review and Prospects” and the consolidated audited financial statements for the years ended December 31, 2007, 2006 and 2005 and related notes of the Stewart Group included elsewhere in this Annual Report. The audited financial statements were prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, as they are commonly known.

	As of, and for the Year Ended, December 31,
	2007	2006	2005	2004	2003
		(in thousands, except per share data)
Income Statement Data:
Revenues:
Fees	$64,322	$107,803	$113,198	$116,005	$94,062
Commissions	13,875	29,609	31,890	34,820	22,461
Realized Gain on Sale of Aircraft	18,465	—	—	—	—
Realized and Unrealized Gains/(Loss) on Investments(1)	1,460	2,229	(129)	(34)	230
Interest and Other(1)	2,266	2,490	2,896	1,530	2,049

	100,388	142,131	147,855	152,321	118,802

Expenses:
Employee Compensation and Benefits	48,125	43,726	34,153	29,102	22,942
Fees Paid Out	6,626	8,126	9,059	7,760	6,059
Performance Fee Charge	—	2,626	—	—	—
Commissions, Clearance and Trading	2,301	5,665	6,993	7,371	4,811
Research and Administration	12,261	13,629	14,399	14,781	14,429
Marketing	6,003	6,309	5,540	5,618	4,709
Depreciation and Amortization	5,769	6,573	8,206	8,039	7,933
Impairment of Intangible Asset	33,557	—	12,453	—	—
Other Operating	10,351	11,971	9,960	8,649	8,861

	124,993	98,625	100,763	81,320	69,744

Income/(Loss) Before Taxes	(24,605)	43,506	47,092	71,001	49,058
Provision for Taxes	6,796	6,031	7,039	7,852	5,983

Net Income/(Loss)	$(31,401)	$37,475	$40,053	$63,149	$43,075

Earnings/(Loss) Per Share:(2)
Basic Earnings/(Loss) Per Share	$(0.68)	$0.82	$0.88	$1.40	$0.97

Diluted Earnings/(Loss) Per Share	$(0.68)	$0.82	$0.87	$1.39	$0.95

Weighted Average Shares Used in Computation:
Basic	46,117	45,817	45,640	45,112	44,312
Diluted(2)	46,117	45,866	45,952	45,524	45,198
Balance Sheet Data:
Total Assets	$85,926	$146,551	$152,580	$164,710	$141,008
Total Liabilities	$13,838	$33,785	$30,935	$33,281	$26,339
Shareholders’ Equity	$72,088	$112,766	$121,645	$131,429	$114,669

	(in millions, except per share data)
Other Data (unaudited):
Long-Term Debt	$—	$13.8	$14.6	$15.4	$16.2
Cash Dividends Per Share	$0.53	$1.13	$1.20	$1.20	$1.20
Assets Under Management	$4,099	$8,111	$9,514	$9,348	$8,561

(1)	Prior period amounts have been revised to reflect presentation consistent with current reporting.

(2)	Common shares purchased by our employees, restricted shares issued to our employees and options granted to our employees are subject to vesting. For treatment of unvested common shares, unvested options, vested unexercised options and potentially issuable common shares, see Note 4 of the notes to the consolidated financial statements contained herein.
     B. Capitalization and Indebtedness
     Not Applicable.
     C. Reasons for the Offer and Use of Proceeds
     Not Applicable.
     D. Risk Factors
We are currently operating at a net loss and must reduce costs below current levels and/or increase assets under management to return to profitability.
     We had net losses of $31.4 million and $6.3 million for the year ended December 31, 2007 and quarter ended March 31, 2008, respectively. Due to the substantial declines in our assets under management since December 31, 2006, our costs have exceeded our revenues. As a result, we are undergoing an expense reduction program. Under that program we have reduced our employee headcount from 113 at December 31, 2006 to 104 at December 31, 2007 and 75 at May 31, 2008. In addition, we sold our corporate jet in the third quarter of 2007 and have undertaken other cost-cutting efforts. However, the Company will still need additional revenues or expense reductions to return to profitability based on the current level of assets under management. There can be no assurance that we will achieve sufficient revenues or cost reductions to achieve profitability.
     The pending investment by Arrow is subject to a number of conditions.
     On May 20, 2008, we entered into an Investment Agreement with three funds managed by Arrow Capital Management LLC, which we refer to collectively as “Arrow”. The Investment Agreement provides for the issuance by us to Arrow of 5,010,000 common shares at a purchase price of $1.60 per share. The Investment Agreement further provides for the making of a tender offer by Arrow for up to 19,902,000 outstanding common shares at $1.60 per share. The Investment Agreement also provides, among other things, that Arrow will have the right to purchase from us, at their option, an additional 2,430,000 common shares in the event that fewer than 8,830,000 shares are purchased by Arrow in the tender offer. In a press release dated May 21, 2008 we stated that this transaction with Arrow is intended to provide liquidity to current shareholders, strengthen our capital position and maximize Arrow’s commitment to us. However, the tender offer and investment by Arrow is subject to a number of customary conditions including those listed below.
     The conditions to the Arrow transaction include (i) that there be no action brought by any governmental authority challenging the transaction or any judgment or order issued preventing or prohibiting the transaction, (ii) that our Board of Directors has not changed its approval of the transaction or recommended an alternative transaction, (iii) that our representations and warranties in the Investment Agreement are correct and we have fulfilled our material obligations under the Investment Agreement and (iv) that we have listed or have received approval for listing on the appropriate exchange any common shares to be issued by us to Arrow.
     While the Arrow transactions are not subject to any minimum number of shares being tendered in the tender offer or to any condition that Arrow obtain financing, there can be no assurance that the Arrow transactions will be consummated.

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
     We earn most of our revenues from asset management contracts with clients. Under a majority of these contracts, clients pay us an asset management fee equal to a percentage of the market value of the assets we manage. As a result, if securities prices fluctuate, the market value of the assets may fluctuate, and our revenues and profitability may fluctuate as well. All other factors being equal, if securities prices fall, the value of our clients’ portfolios, and our revenues, fall as well. Under certain management contracts, a portion of our fee is dependent on the performance of the account. Under these contracts, if the value of the relevant client’s assets decline, either in absolute terms or as compared to the return of a benchmark index, we would earn no performance fee.
     If securities prices fall, securities may become less attractive investments as compared to other investments. Clients have the right to remove their assets from our management at any time, and may be more likely to do so when securities prices decrease. In that case, the amount of assets we manage may also decrease, and our revenues and net income may fall as well. If our revenues were to decrease substantially, there could be an impairment of the value of our acquired intangible assets and goodwill, which would, in turn, have an adverse effect on our reportable earnings. During 2007, we recognized a non-cash charge of $33.6 million related to the impairment of customer-related intangible assets. This charge was taken as a result of a significant loss in assets under management, the fees from which were supporting customer-related intangible assets. A further loss in assets under management could cause us to recognize an additional impairment charge.
The ability of all of our clients to terminate their asset management contracts with us at will makes our future client and revenue base unpredictable.
     Our clients have the right to terminate their asset management contracts with us at any time without paying any penalty. Therefore, we cannot be certain that we will continue to receive the fees that the client agreed to pay in its asset management contract with us, particularly if the client decides that a competitor’s services or fees are more attractive. In addition, if clients terminate agreements covering a significant portion of the assets we manage, this would result in a significant loss in our revenues which would adversely affect our financial condition.
     We experienced a significant loss of assets under management during 2007 and the beginning of 2008. Assets under management fell from $8.1 billion on December 31, 2006 to $4.1 billion on December 31, 2007. As of May 16, 2008, we had assets under management of $2.8 billion. A further reduction in assets under management would result in additional losses in revenues. As a result our financial condition would continue to worsen and we may not be able to return to operating profitably.
The market for qualified personnel is highly competitive. If we are unable to continue to attract and retain qualified personnel, we will be unable to adequately serve our client base.
     Our asset management approach depends on the expertise of our personnel and their ability to work together as an effective team. Our business depends on our ability to attract and retain highly skilled asset management, investment advisory, research and administrative professionals. Competition for employees with the necessary qualifications is intense, especially for asset management and research professionals. If we are unable to attract and retain these professionals, we will be unable to continue to provide a consistent level of service to our clients. A failure to adequately serve our clients could result in clients’ withdrawing their assets from our management and could also affect our ability to attract new clients.
     Our core investment management team currently consists of 14 managers who have been with us for an average of over nine years. If one or more of these managers were to leave the Stewart Group within a short period of time, it would be difficult to replace them without disrupting our business. A disruption in our business could also cause us to lose clients.
     Two of our former portfolio managers left the Stewart Group in early 2006 and joined another asset management firm. In addition, in early February 2007, we announced that three additional portfolio managers would be leaving the firm after a short transition period. These departures resulted in significant losses in assets under management. Due to attrition and recent cost cutting initiatives implemented during the latter part of 2007 and the first half of 2008, several of our senior investment professionals and marketing and client service personnel are no longer employees. This may result in continued client losses which may be material.
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
Competition in our industry is intense. This competition makes client retention difficult and our revenue base uncertain.
     The asset management business is highly competitive. Our ability to compete is based on a number of factors, including:
•	investment performance;

•	business reputation;

•	continuity of client relationships and of assets under management;

•	the resources and effectiveness of our marketing and client service personnel; and

•	the level of fees and commissions charged for services.
     We currently compete with a large number of other asset management firms, as well as broker-dealers, commercial banks, investment banks, insurance companies and other financial institutions, some of which may have greater resources and a broader product offering. Because the cost of entering the asset management business is relatively low, entities may easily be formed which also may compete with us. Several of our former employees, after leaving the firm, have either joined other asset management firms or started their own firms. Due to these former employees’ knowledge of us and our clients, this has made us particularly vulnerable to competition from these firms. If we are not able to compete successfully against existing and future competitors, current clients may withdraw their assets from our management, and we may be unable to attract a sufficient number of new clients to maintain or improve our revenue base and net income.
     The ability to compete in our industry will to a large extent depend on our investment performance record. If our performance does not compare favorably to our competitors or if other investment offerings appear to provide greater returns, we could experience a loss of assets under management. While we have a strong long-term performance record, our investment performance in the years ending December 31, 2006, and 2007 has not kept pace with the S&P 500 index, with which our performance is often compared. We believe this indicates that our investment style has not been favorably viewed by the market in recent periods. We cannot guarantee that our investment style will return to favor in the marketplace, that we will out-perform any benchmark to which we are compared or that we will be successful in implementing our investment approach. This would result in loss of revenues and, therefore, an adverse impact on our financial condition.
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
     The Internal Revenue Service, or IRS as it is commonly known, and/or other U.S. taxing authorities may assert that the Stewart Group has significantly understated its taxable income and impose tax on the understatement. The U.S. income tax we have paid and expect to pay is as follows:
•	W.P. Stewart & Co., Inc. pays U.S. income tax on its taxable income, consisting primarily of fees received from W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. for sub-advisory and research services less applicable expenses;

•	W.P. Stewart Asset Management (NA), Inc. pays U.S. income tax on its taxable client servicing fee income on a consolidated federal basis with its wholly-owned subsidiary, W.P. Stewart Asset Management, Inc.; and

•	W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. paid U.S. income tax on approximately 6% of their earnings in 2005 and on less than 1% of their earnings in 2006, and expect to pay U.S. income tax on 7% of their earnings in 2007, (as computed under U.S. GAAP), the percentage which is, or is expected to be, derived from activities directly carried on in the United States.
     We continue to take the position, which we believe is supported under existing authority, that no U.S. income tax will be imposed on any additional income of the Stewart Group for 2005, 2006 and 2007. In particular, no portion of the income of W.P. Stewart Securities Limited, W.P. Stewart & Co. (Europe), Ltd., W.P. Stewart Asset Management (Europe), Ltd. and its subsidiaries, NS Money Management Ltd. or TPRS Services N.V. should be subject to U.S. income tax. As a consequence, the overall effective tax rate on our earnings was 14.9% for 2005 and 14.0% in 2006. We believe that the overall tax rate will not exceed (27%) for 2007 and intend to file tax returns on that basis. Our tax rate in 2007 reflects the tax effects due to the two non-recurring items, referred to under Item 5 A under the caption “Operating and Financial Review and Prospects — Operating Results — Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006 — Expenses”, partially offset by an increase in deferred tax benefit relating to restricted share grants to employees. Excluding these non-recurring items, our tax provision for 2007 reflects our net loss for the year. The overall effective tax rate on our earnings in future years using a similar methodology will vary in accordance with the relative nature and extent of our activities in the United States and in countries other than the United States. As a result of the departures of several portfolio managers over the last two years, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased somewhat relative to the activity based in lower-tax jurisdictions. We believe this change will not be permanent. However, this change in our business has resulted in an increase in the effective tax rate for 2007, and there can be no assurance that our effective tax rate will not continue to fluctuate significantly as a result of various factors, including those described above.

     The IRS, New York State and/or New York City may disagree with our positions and assert that (i) the fees paid to W.P. Stewart & Co., Inc. (approximately one-third of the advisory fee for accounts for which W.P. Stewart & Co., Inc. provides sub-advisory services and $1.2 million annually for research relating to other accounts) or W.P. Stewart Asset Management (NA), Inc. and its subsidiary understated their taxable incomes and/or (ii) the net income of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. from business that they carry on directly in the United States represents more than the amount reported by those two companies. Any additional net income attributed to W.P. Stewart & Co., Inc., W.P. Stewart Asset Management (NA), Inc. and its subsidiaries or the directly-conducted U.S. business of W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. would be subject to U.S. taxes, at rates that are currently up to approximately 62%.
We are subject to the control of many regulatory bodies. These regulators have the power to restrict or limit our business activities, to cause us to change the manner in which we conduct our businesses and to levy substantial penalties or fines on us.
     The asset management industry is subject to regulation in most of the jurisdictions in which we do business. Our Bermuda companies are subject to the Investment Business Act 2003 of Bermuda, but by virtue of the nature of their clients, they are currently exempt from the requirement to hold a license under that Act. W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the U.S. Securities and Exchange Commission, or SEC as it is commonly known, and various state regulatory agencies. W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered with the SEC and various state regulatory agencies as a broker-dealer. In addition, W.P. Stewart Securities Limited is regulated by the Financial Industry Regulatory Authority, or FINRA as it is commonly known, and was previously regulated by the National Association of Securities Dealers, Inc. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority, or FSA as it is commonly known. W.P. Stewart Fund Management Limited, our Dublin-based fund management company, is regulated by the Irish Financial Services Regulatory Authority, or IFSRA as it is commonly known, and was previously regulated by the Central Bank of Ireland. W.P. Stewart Fund Management S.A. and the publicly traded funds that it manages, including W.P. Stewart Holdings Fund, are primarily regulated by the Luxembourg Commission de Surveillance du Secteur Financier, commonly referred to as the CSSF. In addition, W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. have each been issued a license by the Netherlands Authority for the Financial Markets, commonly referred to as the AFM, to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee.
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
     W.P. Stewart & Co., Ltd. is incorporated in Bermuda and its corporate affairs are governed by its memorandum of association, its bye-laws and Bermuda law. Under Bermuda law, shareholders have fewer rights than they might have as shareholders of a corporation incorporated in a U.S. jurisdiction, and these rights are less well-defined. It is also more difficult in some respects for investors to protect their interests in connection with actions by the management, board of directors or controlling shareholders of a company. For a description of some of the rights that you will have as a shareholder of W.P. Stewart & Co., Ltd., see Item 10 B under the caption “Additional Information — Memorandum and Articles of Association.”
     The United States and Bermuda do not have a treaty requiring Bermuda courts to recognize and enforce U.S. court judgments in civil or criminal matters. It is not clear that a Bermuda court would enforce a United States court judgment based solely on the U.S. federal securities laws.
We are and will continue to be controlled by affiliated shareholders.
     All shareholders of WPS II, Inc., our largest shareholder, owning approximately 38% of the common shares as of May 1, 2008, are current or former employees of the Stewart Group, members of their families or trusts for members of their families. WPS II, Inc. adopted a plan of dissolution in May 2008 pursuant to which it will distribute its net assets to its shareholders no later than December 31, 2008. As a result, our common shares held by WPS II will be transferred to WPS II’s shareholders on a pro rata basis. On June 3, 2008, WPS II made a partial distribution under its plan of dissolution of 4,816,139 common shares. Therefore, WPS II currently owns 14,448,417 common shares, or approximately 28.7% of our outstanding common shares. Additionally, our directors and executive officers beneficially owned approximately 14.6% of the common shares as of May 1, 2008. In connection with the dissolution of WPS II, it will own no common shares and, as a result of the distribution of our common shares to WPS II shareholders, our directors and executive officers will beneficially own an additional 7,948,705 common shares in the aggregate. Also, substantially all of our other employees own common shares. Furthermore, the majority of these shareholders (including WPS II, Inc.) will not be subject to the voting limitations described below. WPS II, Inc. and these affiliated individuals, therefore, currently have the power (without the consent of our other shareholders) to elect the entire board of directors and, as a result, to control the management and policies of the Stewart Group, including making all decisions about mergers, acquisitions, sales, borrowings, issuances and redemptions of our securities and declaration of dividends on the common shares. They also currently are able to decide all other matters submitted to our shareholders for approval, including amendments to our memorandum of association and bye-laws and certain equity-based compensation arrangements.
A large portfolio manager currently holds approximately 21.7% of our outstanding common shares; any large sales by this or other large shareholders could depress the price of our common shares.
     Based on an amendment to its Schedule 13D filed April 14, 2008, Van Den Berg Management, Inc. (doing business as Century Management) (“Century”), an investment adviser and portfolio manager currently holds 10,930,879 common shares representing approximately 21.7% of our outstanding common shares on behalf of its clients and itself. Century is, however, limited by the voting restrictions in our Bye-laws described under Item 10 B under the caption “Additional Information — Memorandum and Articles of Association — Shareholders’ Rights”.
     If Century or our other large shareholders, including former shareholders of WPS II who receive our common shares in the dissolution of WPS II, were to sell a substantial number of their common shares in the open market, the market price of our common shares could be adversely affected thereby. In addition, if Century were to tender all or substantially all of its shares in the tender offer by Arrow, depending on how many other shares were tendered, this could result in the tender offer being oversubscribed. In the event of an oversubscription, shareholders would be subject to pro ration as described in the offer to purchase document filed by Arrow with its Schedule TO.
Our bye-laws restrict shareholders’ voting rights. You may not be able to vote all of the common shares that you own.
     Our bye-laws limit the voting power of natural persons to a maximum of 5% of all votes attributable to our outstanding shares and the voting power of entities and persons other than natural persons to a maximum of 9.5% of the votes attributable to our outstanding shares. For these purposes, voting power held by any person or entity is deemed to include voting power held or shared by that person or entity as part of a “group” (as defined in the Securities Exchange Act of 1934). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:
•	WPS II, Inc.;

•	Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering in December 2000; and

•	Certain persons, entities or groups that are designated by our board of directors.
     The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold. However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons or entities) of the total voting power. This voting limitation was put in place to reduce the likelihood that we will become a controlled foreign corporation for U.S. tax purposes. See Item 10 E under the caption “Additional Information — Taxation” for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.
     Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares. These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:
•	WPS II, Inc. or its affiliates;

•	Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

•	Any shareholding entity that may be established for the purpose of our employee benefit plans and that is designated by our board of directors; and

•	Other persons, entities or groups that are designated by our board of directors.
     In addition, Arrow has been granted a waiver allowing the Arrow funds as a group to vote up to 24% of our outstanding voting power in the event their ownership is at or above such level.
     This voting limitation was put in place to reduce the likelihood of inadvertent terminations of our advisory agreements as a result of “assignments” of such contracts.

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
A change of control of the Stewart Group would automatically terminate our clients’ investment advisory agreements with us unless the clients elect not to terminate and could prevent us for a two-year period from increasing the investment advisory fees we are able to charge our investment company clients.
     Under the Investment Advisers Act of 1940, as amended, or the Advisers Act as it is commonly known, a client’s investment management agreement will terminate, unless the client elects otherwise, if the agreement is “assigned” by the investment adviser without the client’s consent. An advisory agreement is considered to be assigned to another party when a “controlling block” of the adviser’s voting securities is transferred. In our case, an assignment of the Stewart Group’s asset management contracts may occur if, among other things, we sell or issue a certain number of additional common shares. We cannot be certain that our clients will consent to the assignment of investment advisory agreements or approve new agreements with the Stewart Group if a change of control occurs.
     While the limitation in our bye-laws prohibiting any person or group from voting more than 20% of the total number of shares of W.P. Stewart & Co., Ltd. was put in place to reduce the likelihood of inadvertent terminations of our advisory agreements as a result of “assignments” of such contracts, there can be no guarantee that this voting limitation will prevent such a termination from occurring.
     Under the Investment Company Act of 1940, as amended, or the Investment Company Act as it is commonly known, a party that acquires control of an investment company may not impose an “unfair burden” on that company for a two-year period after a change of control. The term “unfair burden” has been interpreted to include certain increases in investment advisory fees. This restriction, along with the difficulty of obtaining a controlling voting interest in the Stewart Group described above, may discourage potential purchasers from acquiring a controlling interest in W.P. Stewart & Co., Ltd.
     We have been advised that our largest shareholder, WPS II, Inc., adopted a plan of dissolution in May 2008 pursuant to which it will distribute its net assets to its shareholders no later than December 31, 2008. As a result, our common shares held by WPS II will be transferred to WPS II’s shareholders on a pro rata basis. As of May 1, 2008, WPS II owned approximately 38.2% of our common shares. On June 3, 2008, WPS II made a partial distribution under its plan of dissolution of 4,816,139 common shares. Therefore, WPS II currently owns 14,448,417 common shares, or approximately 28.7% of our outstanding common shares. Upon the further distribution of our common shares to WPS II shareholders, WPS II would cease to hold 25% of our outstanding common shares. Based upon prior no-action letters issued by the SEC staff to other parties, we do not believe this would be deemed a change of control for purposes of the Investment Advisers Act of 1940. However, if the dissolution of WPS II were deemed to be a change of control under applicable SEC regulations and interpretations, this would result in a deemed assignment of our investment advisory agreements with our clients. As a result, we would be required to obtain the consents of our clients to the deemed change in control. We cannot be certain if our clients would provide their consents and this process could result in a decline in our assets under management. In addition, if deemed an assignment of our investment advisory agreement with our clients, we would not be able to increase our advisory fees for investment company clients for two years.

Future sales of currently restricted common shares could cause the market price for the common shares to decline. If too many shareholders who are currently restricted from selling their common shares decide to sell these shares once the restrictions are lifted, the market price of your common shares could be adversely affected.
     As of December 31, 2007, there were 51,022,066 common shares issued and outstanding. Of these shares, 21,156,085 common shares are freely transferable without restriction or further registration under the Securities Act of 1933, as amended or the Securities Act, as it is commonly known.
     Sales of substantial numbers of common shares, or the possibility of such sales, pursuant to Rule 144 under the Securities Act or otherwise, may adversely affect the market price of the common shares and make it more difficult for us to raise capital by issuing equity securities.
     In addition, prior to December 31, 2008, WPS II, Inc. will be distributing all of its net assets to its shareholders on a pro rata basis as a part of its plan of dissolution. Subsequent to a distribution of 4,816,139 common shares to its shareholders on June 3, 2008, WPS II holds 14,448,417 common shares. Any common shares distributed to persons who are not our affiliates will be freely tradable, and any common shares distributed to persons who are affiliates will be available for sale within the limitations of Rule 144. Sales of common shares received by WPS II shareholders in connection with the dissolution of WPS II could have an adverse effect on the market price of our common shares.
The market price of the common shares will fluctuate.
     The market price for the common shares may be volatile and may fluctuate based upon a number of factors including, but not limited to:
•	our operating results;

•	changes in financial estimates by securities analysts for the Stewart Group and/or its competitors;

•	conditions or trends in the asset management industry;

•	adoption of new accounting standards affecting the investment advisory business;

•	news announcements; or

•	changes in general economic and market conditions.
     In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations may materially affect the market price of our common shares.
If we cannot meet the New York Stock Exchange (“NYSE”) continued listing requirements, the NYSE may delist our common shares which would have an adverse impact on the liquidity and market price of our common shares.
     Our common shares are currently listed on the NYSE. In the future, we may not be able to meet the continued listing requirements of the NYSE. The continued listing requirements on the NYSE require, among other things: (i) that the average closing price of our common shares not be less than $1.00 for 30 consecutive trading days and (ii) that our market capitalization be not less than $75 million if at the same time shareholders equity is less than $75 million for 30 consecutive trading days. On March 31, 2008, our market capitalization was $98.4 million and on December 31, 2007 our shareholders’ equity was $72.1 million, as reflected on the balance sheet included in this annual report on Form 20-F. Upon completion of the pending transaction with Arrow, we expect our market capitalization to increase by at least $8.0 million. If we are unable to satisfy the NYSE criteria for continued listing, our common shares would be subject to delisting. A delisting of our common shares could negatively impact us by reducing the liquidity and market price of our common shares, reducing the number of investors willing to hold or acquire our common shares, which could negatively impact our ability to raise equity financing.
Item 4. Information on the Company
     A. History and Development of the Company
     The Stewart Group
     The Stewart Group, which includes W.P. Stewart & Co., Ltd. and its subsidiaries and predecessors, is an asset management group that has provided research-intensive equity investment management services to clients throughout the world since 1975. Headquartered in Hamilton, Bermuda with additional operations or affiliates in the United States, Europe, Asia and the Netherlands Antilles, we managed approximately $4.1 billion in assets as of December 31, 2007 and approximately $2.8 billion at May 16, 2008. Our client accounts are primarily for high net-worth individuals and trusts, partnerships, private corporations and other entities in which high net-worth individuals have a substantial interest, as well as for institutions. Our client base is geographically diverse, with 31% of our assets under management from non-U.S. clients as of December 31, 2007.
     Our investment management approach is to seek above-average long-term investment returns, while accepting what we believe to be below-average risk. We invest the capital entrusted to us in what we believe are some of the world’s finest growing businesses — large enterprises that are leaders in their respective fields and that operate businesses with relatively predictable growth. We focus on a five-year investment horizon and do not engage in market timing. Our investment approach has realized a compound annualized return for our U.S. portfolios, before fees, of 19.0% and 17.8%, after fees, on funds under discretionary management from January 1, 1975 through December 31, 2007, as compared with a return of 13.2% for the S&P 500 over the same period. Our compound annualized returns for the five and ten years ended December 31, 2007, before fees, were 11.5% and 7.4%, respectively, as compared to 12.8% and 5.9%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and ten years ended December 31, 2007, after fees, were 10.3% and 6.2%, respectively. Our return for the year ended December 31, 2007, before fees, was 2.1% as compared to a return of 5.5% for the S&P 500 during the same period. Our return for the year ended December 31, 2007, after fees, was 1.0%. See Item 4 B under the caption “Information on the Company — Business Overview.”
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
     As the first step in the establishment of the Stewart Group’s global business, Capital Managers Limited, a Bermuda company under common control with our U.S. predecessor company, was organized in 1996. As of October 30, 1998, W.P. Stewart & Co., Ltd. merged with Capital Managers Limited with W.P. Stewart & Co., Ltd. continuing as the surviving company. As a result of the Capital Managers Limited merger, W.P. Stewart & Co., Ltd. became the owner of Capital Managers Limited’s subsidiaries, W.P. Stewart Securities Limited, W.P. Stewart Asset Management Ltd. and W.P. Stewart Fund Management Limited. As consideration in the merger, we issued 13,904,305 common shares to the Capital Managers Limited shareholders. Each of the Capital Managers Limited shareholders was either an employee, a retired employee or director of the Stewart Group or a trustee for the members of an employee’s, or retired employee’s, family or a member of an employee’s family. Each shareholder of WPS II, Inc. is also a former shareholder of Capital Managers Limited.
     Global Expansion
     In 1999, we completed three acquisitions and established our London subsidiary. By these actions, we increased our access to a broader European clientele, enhanced our global research capability and improved our asset-gathering in Europe and North America.
     In 1999, we acquired from TPR & Partners N.V. and TPR Curaçao N.V. 50% of the capital stock of TPRS Services N.V., a Curaçao company that is engaged in the business of gathering assets for us. On December 29, 2000, we consummated the acquisition of the remaining 50% of TPRS Services N.V.
     In 1999, we acquired from Stewart Notz Stucki Limited, an affiliate of the Notz Stucki group of companies, all of the outstanding capital stock of NS Money Management Ltd.
     We acquired, in 1999, from First Long Island Holdings, LLC, 100% of the capital stock of First Long Island Investors, Inc., a significant symbiotic marketer for us. W.P. Stewart Asset Management (NA), Inc. (as the company is now known) is an asset-gathering firm based in New York, New York, and currently provides client servicing for the majority of our North American clients. To enhance our asset-gathering in North America, we entered into ongoing arrangements with First Long Island Investors, LLC, an entity under common ownership with First Long Island Holdings, LLC, under which First Long Island Investors, LLC continues to service W.P. Stewart Asset Management (NA), Inc.’s former clients and refers new clients to us.
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
     On November 14, 2001, we acquired a controlling interest in TPR & Partners N.V., an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. TPR was subsequently renamed W.P. Stewart Asset Management (Europe) N.V. The Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd., serves as the umbrella for our European asset gathering and client servicing activities. In 2006, pursuant to the agreement entered into in 2001, we acquired from the former beneficial owners of TPR and their assigns the remaining 3,000 shares of W.P. Stewart Asset Management (Europe), Ltd. at a fair value price determined at the time of purchase. In addition, as of December 31, 2007, W.P. Stewart Asset Management (Europe), Ltd. provided client services for approximately $1.2 billion of our assets under management, and currently takes the lead role in nurturing established relationships, and developing new relationships, with Europe-based clients and asset gatherers.
     In 2004, we established Stewart Bowen Japan, Ltd., a 50%-owned joint venture with Bowen Asia. Stewart Bowen Japan owns W.P. Stewart Japan K.K. which provides client servicing and asset-gathering activities. This joint venture is intended to further expand our asset-gathering in Japan and to assist in Bowen’s research activities with respect to Japanese companies.
     W.P. Stewart & Co., Ltd.’s principal executive offices are located at Trinity Hall, 43 Cedar Avenue, P.O. Box HM 2905, Hamilton HM LX, Bermuda, telephone number: (441) 295-8585. W.P. Stewart & Co., Ltd.’s agent in the United States is W.P. Stewart & Co., Inc., 527 Madison Avenue, 20th Floor, New York, New York 10022, Attention: Seth L. Pearlstein, Esq., telephone number (212) 750-8585.
     B. Business Overview
     The Stewart Group offers research-intensive equity investment management services worldwide. Central to our success are three interdependent competitive strengths — culture, investment methodology and performance record. We foster team effort, collaboration and a comprehensive focus on achieving superior portfolio performance. The long-term commitment between the Stewart Group and our employees is evidenced by our performance-based compensation policies, employee share ownership and the tenure of our employees. The culture is a key factor in our ability to implement, over an extended period of time, an investment methodology that requires intense, shared, continuous research and debate.
     These elements have contributed to a 19.0% compound annual return before fees (17.8% after fees) for clients’ U.S. accounts from January 1, 1975 to December 31, 2007.
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
     Competitive Strengths
     We believe we have a franchise, culture, long-term historical performance record and investment methodology that position us well to continue to compete in the global wealth management business. We have built a business model we believe is unique and have developed and successfully implemented our disciplined investment philosophy for over 30 years. Our experienced investment team currently consists of 14 investment analyst/portfolio managers with an average of approximately 21 years of experience in the industry. With eight offices around the world and a selective network of marketing relationships in more than 10 countries, we have established an international presence and offer services to a broad range of high net-worth individuals and institutions throughout the world.

     Culture
     We place great emphasis on teamwork and client service. Cooperation is reinforced through a profit sharing plan and equity ownership by our employees. Substantially all employee compensation is adjusted dependent on our adjusted operating profit. Our general policy is not to pay fixed salaries or to guarantee compensation although we do have several employment contracts with key employees having alternative arrangements. Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually every employee owns common shares of W.P. Stewart & Co., Ltd. Pursuant to our 2001 Employee Equity Incentive Plan, as amended, as of December 31, 2007, an aggregate of approximately 629,000 restricted share awards and option grants were outstanding or had been exercised. As of July 24, 2004, no additional awards will be granted under this Incentive Plan. All employee options and share purchases under such Plan are subject to seven year vesting. During 2004, we additionally issued an aggregate of 118,000 common shares to ten employees as non-cash incentive compensation. An additional aggregate of 646,535 shares were issued to 29 employees during 2005 as part of such employees’ non-cash compensation. During 2006, an aggregate of 1,105,301 shares were issued to 60 employees as part of such employees’ non-cash compensation. During 2007, an aggregate of 3,919,000 shares were issued to 73 employees as part of such employees’ non-cash compensation. It is our present intention to continue to make common shares available to our employees in proportion to their relative contributions to the Stewart Group. See Item 6 B under the caption “Directors, Senior Management and Employees — Compensation.”
     We believe that a key to our future success is our highly motivated team of experienced investment professionals. Most act in the dual role of analyst and portfolio manager, with every investment portfolio handled by an individual manager, backed up by at least one other manager to provide continuity and stability. The group of analyst/portfolio managers is relatively small, a structure we intend to maintain. The investment professionals meet regularly and are able to interact quickly, informally and effectively.
     All of our investment professionals share a common commitment to both the demanding standards required to seek to invest only in the world’s best companies and the discipline of our appraisal process. All of them have a record of successful investing, and most of them have either known each other or worked closely together for many years. Their investment performance and tenure show them to be a complementary and effective team.
     Long-Term Performance Record
     During the 33-year period from January 1, 1975 through December 31, 2007, we experienced a 19.0% compound annual return, before fees, and an 17.8% compound annual return, after fees, for our U.S. portfolios compared to a 13.2% return for the S&P 500 Index for the same period. The years ended December 31, 1993, 2000, 2001 and 2002 were the only years since our inception that we experienced negative performance. We believe that our long-term record and strong investment returns provide an advantage in our efforts to accumulate assets through strategic marketing relationships, client referrals and increases to existing client mandates.
     Look Through Earning Power
     W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company’s 33-year history, the growth in earning power behind clients’ portfolios has ranged from approximately 11% to 22% annually.
     Currently, portfolio earnings growth remains solidly positive and the Company’s research analysts expect portfolio earnings growth to be within the historical range over the next few years.

     Investment Methodology
     Our investment philosophy is simple. We invest our clients’ capital in highly liquid publicly traded securities. Like the members of a holding company board, our interest is in ensuring the earnings of our holdings grow each year. In making investments, the investment team focuses on a five-year investment horizon and does not engage in market timing. We believe that our investment research is distinguished by its intensity. Our analysts/portfolio managers do their own research on companies they select, and on many they do not select, and derive investment research information from a variety of sources, both external and internal. Our analysts visit these companies regularly, contact managements frequently, talk to competitors, customers and suppliers, and draw upon other diverse sources of information. While one analyst has the primary responsibility for each company (usually a maximum of ten companies per analyst), information is also gathered by other analysts and is shared among all investment professionals.
     Because we consider ourself a long-term investor, the investment professionals prepare detailed five-year projections for all investment prospects and investments. These forecasts and the related appraisal of fair current value for each company under review are used to determine what we believe to be the intrinsic value of that company and are a critical tool in developing a comprehensive and detailed evaluation of a company’s business. This appraisal technique systematically examines numerous factors, such as the company’s growth prospects, business and product line strength, management capabilities, financial resources and many others. The purpose of this appraisal technique is to evaluate the investment potential and to assess the related risks of companies under review. Our goal is to construct portfolios of great businesses, rather than portfolios of stocks. As a result, we consider each client’s portfolio to be a quasi-holding company.
     The purpose of our thorough investment appraisal process is to concentrate our clients’ investments only in those businesses that appear to offer the greatest long-term appreciation potential. The five-year forecasts, and the appraisals for companies under review, are refined frequently as our investment professionals update their research. This consistent coverage allows our investment professionals to act decisively when changes in price and circumstances occur.
     At any given time, few businesses meet our standards. Accordingly, our worldwide investment universe has historically been limited to fewer than 50 investment candidates from each of the United States, Europe, Japan and Asia-ex-Japan, which are selected based upon a consensus of our investment team. The universe is then ranked by the price attractiveness of each current and prospective holding. Generally, we tend to concentrate holdings in those that appear to offer the greatest appreciation potential and sell off those that appear to be fully valued. Over the years, this investment methodology has added several hundred basis points to the underlying growth in “look through” earnings of clients’ portfolios.
     Using thorough analysis and intensive research, we select investment candidates based in part on the following criteria:
•	a proven track record of consistent profit growth;

•	strong financial condition;

•	predictable earnings growth that we believe will continue for the next five years and beyond;

•	accurate and reliable information that is readily available;

•	successful, experienced management that is accessible to our investment team;

•	strong product lines and competitive position, preferably with worldwide presence;

•	relatively low levels of cyclicality; and

•	large market capitalization and significant trading liquidity.
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
     Recent Events
     On May 20, 2008, we entered into an Investment Agreement with Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd., three investment funds managed by Arrow Capital Management LLC, which we refer to collectively as “Arrow”. The Investment Agreement provides for the issuance by us to Arrow of 5,010,000 common shares at a purchase price of $1.60 per share. The Investment Agreement further provides for the making of a tender offer by Arrow for up to 19,902,000 outstanding common shares at $1.60 per share. The Investment Agreement also provides, among other things, that Arrow will have the right to purchase from us, at their option, an additional 2,430,000 common shares in the event that fewer than 8,830,000 shares are purchased by Arrow in the tender offer. In a press release dated May 21, 2008 we stated that this transaction with Arrow is intended to provide liquidity to current shareholders, strengthen our capital position and maximize Arrow’s commitment to us. The tender offer commenced on May 28, 2008 and currently is scheduled to expire on July 9, 2008, subject to extension by Arrow.
     Members of our management and principals of Arrow Capital Management recently began discussions regarding possible areas of cooperation between our companies. As a result, we and Arrow Capital Management have begun informally sharing insights with respect to research and potential investments for our clients’ portfolios. Although no agreements in this regard have been entered into, we currently anticipate entering into negotiations with Arrow with respect to a collaborative arrangement for sharing of research and, possibly, involving Arrow Capital Management’s principals in our research efforts. In addition, we are engaged in preliminary discussions regarding our company providing marketing services for funds managed by Arrow Capital Management. Arrow Capital Management has also expressed a willingness to provide assistance in helping us develop arrangements with third parties with regard to marketing our products and/or client development. There can be no assurance that any such arrangements will ultimately be entered into.
     Business Strategy
     Our business strategy is to continue to provide premier equity investment management services on a worldwide basis. We believe that our pursuit of a more global clientele will lead to growth in our assets under management and our revenues, and that both new and existing clients will benefit from our increased focus on international research and stock selection. We intend to adhere to the distinctive and disciplined investment philosophy which we have pursued over our 33-year history. In addition, we believe that a culture of ownership and compensation for performance will be a key element for our continued growth and future success and aligns the interests of our clients, employees and shareholders.

     Extend Investment Performance
     Central to our strategy is our objective to achieve above-average investment returns over a long period of time for our clients while accepting what we believe to be below-average risk. We intend to continue to adhere, in expanding and contracting markets alike, without regard to “benchmarks”, to a philosophy that emphasizes investment over a relatively long-term horizon in what we believe are high quality, steadily-growing businesses. We intend to remain focused on investment performance while using our network of symbiotic marketers as the primary means to gather assets.
     Increase Global Research Focus
     We want our clients to own equity in the finest growing businesses in the world. We believe that having a global integrated research capability is a critical element in providing the best investment product. We also believe that the use of the euro in the European monetary union has led to an improvement in the quality and availability of financial information and a more consistent basis for comparing European companies with competitors inside and outside their home countries. As the universe of high quality companies expands globally, we intend to maintain a research effort parallel with the growing investment opportunities. This global research capability will also allow us to meet particular client needs to the extent that they express any regional or national preferences. The establishment of W.P. Stewart & Co. (Europe), Ltd., our ownership of approximately 35% of Bowen Asia Limited, a British Virgin Islands company operating in Hong Kong, and the establishment of W.P. Stewart Japan K.K., the operating subsidiary of our joint venture with Bowen, have enabled us and our affiliate, Bowen, to expand non-U.S. research capability.
     Pursue Global Clientele
     We believe that our services and performance have been well-received by clients throughout the world and that there exists significant opportunity to expand our clientele internationally, especially in Europe. We believe that non-U.S. investors are generally under-invested in equity securities and will look to established professionals like the Stewart Group to invest their wealth. As part of our strategy to exploit this opportunity, our acquisition of NS Money Management Ltd., TPRS Services N.V. and TPR & Partners N.V., including its wholly owned subsidiary, TPR Curaçao N.V. and our establishment of W.P. Stewart & Co. (Europe), Ltd. have increased our access to a broader Europe-based clientele, provided us with a Europe-based investment management team and formed the basis for our European client servicing and asset-gathering activities.
     Investment Management Team
     Our highly experienced and motivated team of investment professionals has been critical to our strong long-term investment performance. We currently have 14 senior investment professionals and 6 associate portfolio managers who directly participate in the investment process. The following table identifies these senior investment professionals and summarizes their experience in the industry as of May 1, 2008:

			Years in	Years with
Name	Location	Age	Industry	Company
Stacey Brodbar	New York	35	12	1
Dev Chakrabarti	London	30	8	2
Christian Diebitsch	London	44	17	4
Aadil Ebrahim	Hong Kong	32	10	4 *

			Years in	Years with
Name	Location	Age	Industry	Company
Samantha Epstein	New York	38	17	9
Jeremy Higgs	Hong Kong	53	22	1	*
Robert Kahn	New York	75	48	33
Celina Lin	Hong Kong	48	18	13	*
Jack Mahler	New York	49	11	2
Keith Olson	Hong Kong	49	25	5	*
Mark I. Phelps	London	48	23	3
Lisa M. Stewart	Hong Kong	50	25	14	*
William P. Stewart	Bermuda	70	53	33
James T. Tierney	New York	41	20	8

*	Includes years with Bowen Asia Limited.
     Historical Performance Record of U.S. Equity Composite
     January 1, 1975-December 31, 2007 Performance
     For our U.S. equity composite, we have achieved a 19.0% compound annual return before fees, and a 17.8% compound annual return after fees for the period from January 1, 1975 through December 31, 2007. This compares to a 13.2% return of the S&P 500 Index over the same period computed on a comparable basis. Our U.S. equity composite’s compound annualized returns for the five and 10 years ended December 31, 2007, before fees, were 11.5% and 7.4%, respectively, as compared to 12.8% and 5.9%, respectively, for the S&P 500 during the same periods. Our compound annualized returns for the five and 10 years ended December 31, 2007, after fees, were 10.3% and 6.2%, respectively. Our return for the year ended December 31, 2007, before fees, was 2.1% as compared to a return of 5.5% for the S&P 500 during the same period. Our return for the year ended December 31, 2007, after fees, was 1.0%. Performance in the U.S. equity composite for the first quarter of 2008 was -6.0%, pre-fee, and -6.3%, post-fee, compared to -9.4% for the S&P 500. We believe our superior investment results over long time periods are due largely to our strict adherence to a consistent long-term investment philosophy.
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
     The chart below illustrates our annual return in client accounts in our W.P. Stewart U.S. Equity Composite from January 1, 1975 through December 31, 2007. See “Method of Performance Calculation for the U.S. Equity Composite” below.

Managed Accounts vs. S&P 500
     Method of Performance Calculation for the U.S. Equity Composite
     Account Inclusion. Our performance data, since 1989, reflects the performance of all client U.S. equity accounts having at least $1 million in market value as of January 1 of each year for which W.P. Stewart & Co., Ltd. (including its U.S. predecessor company) and W.P. Stewart Asset Management Ltd., our Bermuda-based investment adviser subsidiary, acted with complete discretionary authority. With respect to periods prior to 1989, the data reflects performance of a group of accounts believed by management to be representative of all fully discretionary client equity accounts. If the criteria for account inclusion since 1989 had been applied for periods prior to 1989, there is no assurance that the results would be consistent, although we believe the results would not be materially different. The accounts included for the period from January 1, 1975 through December 31, 2007 are referred to as the “composite” or the “managed accounts.”
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
     The managed accounts exclude one portfolio manager’s 1977 performance data, in compliance with certain Advisers Act requirements. The performance return excluding this data is substantially the same as the performance return would have been if such data had been included.
     Performance Calculation. Beginning in 1989, performance figures for the managed accounts have been calculated using a “time-weighted” rate of return method, such that additions and withdrawals of capital are weighted based on the amount of time such capital is held in the account during the period. The annual performance of an account is derived by linking the periodic rates of return for such account. Prior to 1989, performance figures were calculated using a linear non-weighted method, such that beginning of year market values were adjusted to reflect additions and withdrawals of capital during the year.
     For 1975 through 1988, the annual performance of the managed accounts is the average of the average performance of the individual managers’ portfolios. Beginning in 1989, the annual performance is the average of all accounts in the composite. For 1975 through 1992, accounts are given equal weighting regardless of market value. Beginning in 1993, account performance has been asset-weighted based on the beginning of year market value of all accounts in the composite.
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
     S&P 500. The S&P 500 Index annual change shown in the chart relating to our 1975 through December 31, 2007 performance includes the reinvestment of dividend income, using a methodology similar to that used for our accounts. It does not reflect the deduction of any transaction or custodial costs that would be involved in investing in the S&P 500. The effect of these costs would be to reduce the indicated return from 1975 through December 31, 2007 for the S&P 500 by an undetermined amount. The S&P 500 Index annual percentage change was obtained from the Standard & Poor’s Corporation, New York, New York.
     Performance Record of Other Products
     Our global equity composite, since inception in January 1, 2004 through December 31, 2007, had a compound annual return of 10.3%, pre-fee, and 9.2%, post-fee, as compared to 9.9% for the MSCI World Index over the same time period. For the first quarter of 2008, our global equity composite’s return was -10.5%, after fees, as compared to -9.1% for the MSCI World Index. Since the introduction of our international equity product in November 2006, which provides for investment in companies outside the U.S., the portfolio had an annualized return of
-1.2% through March 31, 2008. This compares to 4.1% for the MSCI EAFE Index for the same time period. Our European equity composite was established in March 2002. Since such time through March 31, 2008, this composite yielded a compound annual return of 12.8%, pre-fee, and 11.0%, post-fee, as compared to 13.2% for the MSCI Europe Index. The performance of the Stewart Asia Fund, which is managed by Bowen Asia Management in a manner similar to our client’s Asian portfolios (though may not necessarily represent the same performance results), since establishment in January 1995 had a net compound annual return of 7.4% through April 24, 2008. This compares to a return of 1.5% for the Dow Jones Asia Pacific Index for the same period.

     Assets Under Management
     The following table shows assets under management during the period from January 1, 2005 through December 31, 2007. Changes between beginning and ending assets under management include capital appreciation or depreciation, net contributions and net new accounts opened/closed.
ASSETS UNDER MANAGEMENT

	Year Ended
	December 31,
	2007	2006	2005
	(in millions)
Beginning Assets Under Management	$8,111	$9,514	$9,348

Ending Assets Under Management	$4,099	$8,111	$9,514

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
NET FLOWS OF ASSETS UNDER MANAGEMENT

	Year Ended
	December 31,
	2007	2006	2005
	(in millions)
Existing Accounts:
Contributions	$303	$780	$988
Withdrawals	(934)	(1,356)	(1,036)

Net Flows of Existing Accounts	(631)	(576)	(48)
Publicly Available Funds:
Contributions	115	147	256
Withdrawals	(605)	(259)	(149)
Direct Accounts Opened	161	145	312
Direct Accounts Closed	(3,038)	(1,311)	(733)

Net New Flows	(3,367)	(1,314)	(314)

Net Flows of Assets Under Management	$(3,998)	$(1,890)	$(362)

     The following table shows client retention information for the last three years.
ACCOUNT RETENTION

		Year Ended
		December 31,
	2007	2006	2005
Number of Accounts at Beginning of Period	1,511	1,841	1,910
Number of Accounts Closed During Period	577	399	188
Retention Rate	61.8%	78.3%	90.2%
     Client Base
     Our client base is diverse. Approximately 66% of our assets under management, and 85% of our accounts, as of December 31, 2007, were associated with high net-worth individuals and their affiliates. As of December 31, 2007, approximately 31% of our assets under management were contributed by non-U.S. clients. The following tables set forth information regarding our client base and changes in our assets under management over time.
     The following tables show, as of December 31, 2007, 2006 and 2005, the amount of assets under management in direct relationship client accounts and in accounts referred to us by clients’ consultants, and the number of accounts by relationship type.
ASSETS UNDER MANAGEMENT
BY RELATIONSHIP TYPE

	As of December 31,
	2007(1)	2006(1)	2005
	(in millions)
Direct Relationship	$3,845	$7,489	$8,847
Consultant Related	254	622	667

Total	$4,099	$8,111	$9,514

(1)	This table reflects the amount of assets under management by category based upon whether the client had been referred to us by a consultant at the time of the opening of their account. Due to consultants becoming related to clients subsequent to the initial account opening, as of December 31, 2007 and 2006, $768 million and $1,352 million, respectively, of assets under management were from accounts associated with a consultant. The remaining $3,331 million and $6,759 million of assets under management as of December 31, 2007 and 2006, respectively, were not associated with any consultant.
NUMBER OF ACCOUNTS
BY RELATIONSHIP TYPE

	As of December 31,
	2007(2)	2006(2)	2005
Direct Relationship	919	1,430	1,738
Consultant Related	36	81	103

Total	955	1,511	1,841

(2)	This table reflects the number of accounts by category based upon whether the relevant client had been referred to us by a consultant at the time of the opening of their account. Due to consultants becoming related to clients subsequent to the initial account opening, as of December 31, 2007 and 2006, 56 and 112 accounts, respectively, were associated with a consultant. The remaining 899 and 1,399 accounts as of December 31, 2007 and 2006, respectively, were not associated with any consultant.
     Over the years we have established relationships with a select group of symbiotic marketers that refer portfolio management clients to us in return for a share of the fees paid by such clients. The value of direct relationship accounts referred by our symbiotic marketers as of December 31, 2007, 2006 and 2005 represented 47.6%, 39.8% and 39.8%, respectively, of our direct relationship accounts as of such dates.
     The following table shows our assets under management by client type.
ASSETS UNDER MANAGEMENT
BY CLIENT TYPE

	Assets Under Management as of			Number of Accounts as of
	December 31, 2007			December 31, 2007
	U.S.	Non-U.S.	Total	U.S.	Non-U.S.	Total
	(in millions)
High Net-Worth Individual Relationships/Pooled Funds*	$1,651	$1,061	$2,712	750	61	811
Foundations & Other Relationship Directed Institutional	1,067	143	1,210	99	1	100
Other Institutional	97	80	177	27	17	44

Total	$2,815	$1,284	$4,099	876	79	955

*	Pooled funds have been included in High Net-Worth Individual Relationships because the underlying clients of the pooled fund vehicles are high net-worth individuals.
     The following table shows the amount of assets under management contributed by U.S. and non-U.S. clients.
ASSETS UNDER MANAGEMENT
U.S./NON-U.S. CLIENTS

	As of December 31,
	2007	2006	2005
	(in millions)
U.S. Clients	$2,815	$5,396	$6,153
Non-U.S. Clients	1,284	2,715	3,361

Total	$4,099	$8,111	$9,514

     Investment Advisory Revenues
     Advisory fee revenues are generated from investment advisory contracts between the Stewart Group and clients for whom we manage discretionary accounts. These agreements are terminable at will by either party on short notice. Under our traditional fee arrangement, we receive a management fee equal to 1.5% per annum of the value of the client’s account up to $25 million, plus 1.25% per annum of any account balance in excess of $25 million up to $50 million. In 2006, we began to offer to clients with an account value in excess of $50 million a single fee arrangement, with no extra cost for commissions. A client choosing this arrangement will pay a management fee equal to 1.00% per annum of the value of the client’s account if the account value is less than $100 million, 0.85% per annum if the account value is between $100 million and $250 million, and a negotiable rate if the value of the account exceeds $250 million. Our fee arrangements for accounts below $250 million are non-negotiable. We do not typically offer fixed income investment management service, although we make this service available to our clients for whom we manage equity portfolios. Clients’ funds held on a long-term basis in fixed income investments (approximately $14 million at December 31, 2007) are subject to a 0.30% annual fee. We also offer clients with a high minimum account size the opportunity to pay a lower fixed fee plus a performance fee. For accounts between $10 and $50 million who choose to have an absolute performance fee, we receive a management fee equal to 0.50% with a performance fee of 10% of account performance, with a high water mark. For accounts over $50 million choosing a performance fee option, the management fee is 0.375% plus the 10% performance fee. Alternatively, for accounts with over $25 million who choose a relative performance fee, we offer a management fee equal to 0.50% with a 20% performance fee based on the account’s performance that exceeds the performance of the S&P 500. As of December 31, 2007, only seven clients with an aggregate of approximately $770 million in assets under management had a performance fee arrangement. This includes W.P. Stewart Holdings Fund, our mutual fund listed on Euronext Amsterdam. For the year ended December 31, 2007, we recognized a performance fee of $0.4 million from W.P. Stewart Holdings Fund. Fees under our investment advisory contracts are typically billed and payable quarterly, in advance. Performance fees are recorded as of the date on which the performance period ends. The following table shows the average annualized gross management fee, excluding the effect of any performance fees, as a percentage of assets under management received by us from various segments of our client base during the year ended December 31, 2007:

Average Gross Management
Fee as a Percent of Assets
Under Management
Year Ended
Client Type	December 31, 2007
Institutional	1.05%
Non-Institutional	1.07%
U.S. Clients	1.22%
Non-U.S. Clients	0.74%
Overall Weighted Average	1.06%
     The average gross management fee, excluding the effect of any performance fees, was 1.06% for the year ended December 31, 2007. The average fee was less than our standard fee of 1.5% because (1) a number of advisory contracts were entered into prior to 1989, when we adopted our current traditional fee arrangement, (2) account balances in excess of $25 million are subject to lower fees, (3) accounts that have performance-based arrangements are subject to a much lower quarterly base advisory fee and (4) we offered the single fee arrangement discussed above to certain clients beginning July 1, 2006. Excluding performance fee based accounts, the average gross management fee was 1.24% for both the full year 2007 and 2006.
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
     Geographic Area Data
     Our primary business is the provision of investment advisory services to clients located throughout the world. The amounts of fee revenue received from clients in the U.S. and elsewhere for the years ended December 31, 2007, 2006 and 2005 were as follows:

	Fee Revenue
	2007	2006	2005
U.S.	$48,196,778	$71,397,432	$76,498,570
Non-U.S.	16,125,603	36,405,030	36,699,263

Total	$64,322,381	$107,802,462	$113,197,833

     Collective Investment Funds
     Mutual fund and pooled accounts are not a primary focus of the Stewart Group or its future business strategy. Our U.S. mutual fund is used primarily to efficiently invest smaller accounts. As of December 31, 2007, we also served as investment adviser to 15 collective investment funds and other pooled vehicles organized to meet the fiscal and regulatory requirements of certain U.S. and non-U.S. clients. The following table sets forth information regarding collective investment funds and other pooled vehicles with assets under management in excess of $50 million as of December 31, 2007:

Jurisdiction of	Assets Under
Formation of Fund	Management
(in millions)
Luxembourg	$585
British Virgin Islands	70
United States	58
United Kingdom	50
     Clearing Custodian and Brokerage Arrangements
     We do not hold any funds or securities of our clients. Clients’ funds and securities are held by custodians appointed either by the client or, if no custodian is named by the client, by the Stewart Group.

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
     Two of our former portfolio managers left the Stewart Group in early 2006 and joined another asset management firm. Additionally, in early 2007 three portfolio managers left the firm. In early 2008 two of these three former portfolio managers started their own investment management firm. This has resulted in additional client retention issues, and we cannot be certain that client losses will not continue.
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
     In the United States, the SEC is the federal agency that is primarily responsible for the regulation of investment advisers and broker-dealers, and the Board of Governors of the Federal Reserve System promulgates regulations applicable to securities credit transactions involving broker-dealers and certain other U.S. persons. Investment advisers and broker-dealers are subject to registration and regulation by state securities regulators in those states in which they conduct business. Industry SROs, including FINRA and national securities exchanges, have authority over the firms that are their members.
     In the United Kingdom, the main regulatory body is the Financial Services Authority. W.P. Stewart & Co. (Europe), Ltd. is authorized and regulated by the Financial Services Authority. In the

Republic of Ireland, the Irish Financial Services Regulatory Authority is responsible for the regulation of fund management activities and is the regulatory body that supervises W.P. Stewart Fund Management Limited and the Dublin domiciled investment funds which it manages. These responsibilities were previously under the authority of the Central Bank of Ireland. In The Netherlands, De Nederlandsche Bank N.V., known as the Dutch Central Bank, has historically been responsible for the regulation of fund management activities, such as the supervision of WPSH Management N.V. and the publicly traded funds that it manages, including W.P. Stewart Holdings N.V. (prior to the transfer to Luxembourg), the shares of which fund are traded on Euronext Amsterdam. Most of those responsibilities of the Dutch Central Bank have been transferred to the Netherlands Authority for the Financial Markets, commonly referred to as the AFM, as of September 1, 2002. In addition, W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. have each been issued a license by the AFM to conduct certain activities in The Netherlands, which license is conditioned upon compliance with certain obligations of the licensee, including the AFM’s capital adequacy requirements. W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd. currently satisfy these requirements. In Luxembourg, W.P. Stewart Holdings Fund and its management company, W.P. Stewart Fund Management S.A., are subject to the jurisdiction of the Commission de Surveillance du Secteur Financier, or the CSSF as it is commonly known.
     W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. are registered as investment advisers with the SEC. As investment advisers, each is subject to the requirements of the Advisers Act and the SEC’s regulations thereunder. They, and their employees engaged in advisory services, are also subject to certain state securities laws and regulations, and to laws regarding fiduciaries. Federal and state regulations impose, among other things, limitations on the ability of investment advisers to charge performance-based or non-refundable fees to clients, record-keeping and reporting requirements, disclosure requirements, limitations on principal transactions between an adviser or its affiliates and advisory clients, requirements as to fees paid to solicitors (paid client referral sources), restrictions on commission and fee arrangements with broker-dealers, and advertising restrictions, as well as general anti-fraud prohibitions. The state securities law requirements applicable to employees of investment advisers include certain qualification requirements as to advisory employees. In addition, W.P. Stewart & Co., Inc., as investment adviser to a mutual fund registered under the Investment Company Act, is subject to requirements under the Investment Company Act and the SEC’s regulations thereunder. Such requirements include, among other things, record-keeping and reporting requirements and procedures for handling funds. Each of W.P. Stewart & Co., Ltd., W.P. Stewart Asset Management Ltd. and W.P. Stewart & Co., Inc. also are subject to the requirements of the USA Patriot Act of 2001.
     Under the Advisers Act, every investment advisory agreement with a client must expressly provide that it may not be assigned by the investment adviser without the consent of the client. Under the Investment Company Act, every investment adviser’s agreement with a registered investment company must provide for the agreement’s automatic termination in the event of its assignment. Under both Acts, an investment advisory agreement is deemed to have been assigned when there is a direct or indirect transfer of the agreement, including a direct assignment or a transfer of a “controlling block” of the firm’s voting securities or, under certain circumstances, upon the transfer of a “controlling block” of the voting securities of its parent corporation. A transaction is not an assignment under the Advisers Act or the Investment Company Act, however, if it does not result in a change of actual control or management of the investment adviser. Any assignment of our investment advisory agreements would require, as to any registered investment company client, the prior approval by a majority of its shareholders, and as to our other clients, the prior consent of such clients to such assignments. Sales by WPS II, Inc. or other shareholders or our issuances of common shares, among other things, could result in a deemed assignment of our investment advisory agreements under such statutes. Consummation of the transactions entered into with Arrow on May 20, 2008 will not cause a change in control for this purpose. In addition, we believe, based upon prior SEC no-action letters issued to third parties, that the plan of dissolution entered into by WPS II, pursuant to which it will distribute our common shares held by it to its shareholders on a pro rata basis, should not be deemed a change in control which requires that we seek client consents to a deemed assignment of their investment advisory agreements with us. See Item 3 D under the captions “Key Information — Risk Factors — We Are Subject to the Control of Many Regulatory Bodies...” and “Key Information — Risk Factors — A Change of Control of the Stewart Group Would Automatically Terminate Our Clients’ Investment Advisory Agreements with Us....”
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
     W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, is registered as a broker-dealer with the SEC and in all 50 states of the United States and is a member of, and subject to regulation by, FINRA. As a result of federal and state broker-dealer registration and SRO memberships, W.P. Stewart Securities Limited is subject to overlapping schemes of regulation which cover many aspects of its securities business. Such regulations cover matters including the use and safekeeping of clients’ funds and securities, record-keeping and reporting requirements, and supervisory and organizational procedures intended to assure compliance with securities laws and prevent improper trading on material nonpublic information. As a broker-dealer registered with the SEC and certain states and a member firm of FINRA, W.P. Stewart Securities Limited is also subject to the capital requirements of the SEC, the states and FINRA. These capital requirements specify minimum levels of capital, computed in accordance with regulatory requirements (“net capital”), that W.P. Stewart Securities Limited is required to maintain and also limit the amount of leverage that W.P. Stewart Securities Limited is able to obtain in its business. A failure of W.P. Stewart Securities Limited to maintain its minimum required capital could require it to cease executing client transactions until it returned to capital compliance, and could cause it to lose its membership on an exchange or in an SRO, lose its registration with the SEC or a state, or require its liquidation. At December 31, 2007, W.P. Stewart Securities Limited was required to maintain minimum net capital, in accordance with SEC rules, of approximately $100,000 and had total net capital of approximately $3.3 million, or approximately $3.2 million in excess of the amount required. W.P. Stewart Securities Limited also is subject to the requirements of the USA Patriot Act of 2001, including the money laundering prevention provisions thereof.
     W.P. Stewart & Co. (Europe), Ltd. is a member of, and subject to regulation by, FSA in the United Kingdom. Its permitted activities are limited to providing investment management and investment advice, together with the marketing of unregulated collective investment schemes. FSA regulations cover matters such as the use and safekeeping of clients’ funds and securities, record-keeping and reporting requirements, employee-related matters, including qualification and approval of supervisory, investment management and sales personnel, disclosure requirements, advertising restrictions and minimum levels of capital. W.P. Stewart & Co. (Europe), Ltd. currently satisfies its minimum capital requirements.
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
     Compliance with many of the regulations applicable to us involves a number of risks, particularly because applicable regulations in a number of areas may be subject to varying interpretation. Regulators make periodic examinations and review annual, monthly and other reports on our operations, track record and financial condition. In the event of a violation of or non-compliance with any applicable law or regulation, governmental regulators and SROs may institute administrative or judicial proceedings that may result in censure, fine, compensation orders, civil penalties (including treble damages in the case of insider trading violations), criminal penalties, the issuance of cease-and-desist orders, the deregistration or suspension of the non-compliant firm, the suspension or disqualification of the firm’s officers or employees and other adverse consequences. We have not experienced any such penalties to date. Such violations or non-compliance also could subject us and/or our employees to civil actions by private persons. Any governmental, SRO or private proceeding alleging violation of or non-compliance with laws or regulations could have a material adverse effect upon our business, financial condition, results of operations and business prospects.
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
      D. Property, Plant and Equipment
     Our headquarters and certain of our executive offices are located at Trinity Hall, 43 Cedar Avenue, Hamilton, Bermuda in a building owned by a joint venture between the Stewart Group and The Bank of Bermuda Limited and leased to us by the joint venture on arms-length commercial terms. We also lease offices in New York, New York; Portland, Maine; London, England; Curaçao, Netherlands Antilles; Oegstgeest, The Netherlands; and, through a joint venture with Bowen Asia Limited, Tokyo, Japan. We believe our facilities have been well maintained, are in good operating condition, are adequate for our current operational requirements and could be replaced, if necessary, on acceptable terms.
Item 4A. Unresolved Staff Comments
     Not Applicable.

Item 5. Operating and Financial Review and Prospects
     The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this Annual Report. This discussion includes forward-looking statements that involve risks and uncertainties. As a result of many factors, such as those set forth under Item 3 D under the caption “Key Information — Risk Factors” and elsewhere in this Annual Report, our actual results may differ materially from those anticipated in these forward-looking statements.
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
     We provide competitive rewards to our employees through our compensation and benefits policies, together with our employee equity ownership practices. Employee compensation and benefits are our largest operating expense, the most significant component of which is compensation paid to our research analysts/portfolio managers. We adjust compensation for substantially all employees dependent on our operating profit, as adjusted for depreciation, amortization of intangibles, non-cash compensation and retirement benefits (“adjusted operating profit”). Certain employees may also be eligible for other cash or non-cash incentive compensation. We review from time to time the percentage of adjusted operating profit made available for the aggregate compensation pool payable to employees for cash compensation. Each employee is allocated a participation in the compensation pool. Under this compensation program, which heavily weights compensation against profit performance, compensation expense may vary within a targeted range of adjusted operating profit. Cash compensation expense for employees participating in the compensation pool was approximately 37%, 29% and 26% of adjusted operating profit for the years ended December 31, 2007, 2006 and 2005, respectively. In 2007, our cash compensation expense for employees participating in the compensation pool was approximately $21 million, which was well below our anticipated range of $26 - $28 million. It is currently anticipated that cash compensation expense for employees participating in the compensation pool for the year ending December 31, 2008 will be within the range of approximately $12 — $14 million.

     Fees paid out are paid to select banks, investment firms and individuals in at least 10 countries, with whom we have formal marketing arrangements and that make up our network of symbiotic marketers. We consider the banks, investment firms and individuals who gather assets for us to be symbiotic marketers of our services because of the mutual benefits that flow from the relationship — they are able to offer premier equity investment management services to their clients and we are able to extend the reach of our asset-gathering efforts. These fees are based on the market value of referred accounts and vary based on new account generation and fluctuations in the market value of referred accounts.
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
     Our effective tax rate is driven by tax jurisdictions in which we conduct business activity, and to the extent that these activities or jurisdictional mix change, our tax rate may vary accordingly.
     Substantially all of our employees are given the opportunity to become shareholders during their first year of employment with us. As a result, virtually all of our employees are shareholders of W.P. Stewart & Co., Ltd. and participate in the results of our operations.
      Critical Accounting Policies
     Goodwill and Intangible Assets. Our consolidated statement of financial condition includes substantial assets in the form of goodwill and intangible assets. We account for those assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, “Goodwill and Other Intangible Assets.” The intangible assets were among the assets that we acquired in the business acquisitions described in Note 2 of our consolidated financial statements included with this report. We amortize the intangible assets on a straight-line basis over their estimated useful lives, which range from five to 20 years. We test the carrying values of these assets for impairment annually and whenever events or changes in circumstances indicate that such values may not be recoverable. There would be an impairment loss if and to the extent that the sum of the assets’ expected future undiscounted cash flows were to be less than their carrying values. We recorded goodwill in our acquisition of W.P. Stewart Asset Management (Europe), Ltd. (formerly TPR & Partners N.V.). Goodwill is the excess of the total acquisition cost over the fair value of the net assets on the date of the acquisition. We do not amortize goodwill, but we test it annually for impairment. If we were to experience a significant reduction in revenues from the acquired businesses or in our market capitalization, the carrying values of our goodwill or intangible assets could be materially impaired and the resulting impairment losses could have a material adverse effect on our earnings.
     In the second and fourth quarters of 2007, due to a loss of assets under management, the fees from which supported the customer related intangible assets of the TPRS Services N.V. (“TPRS”) and First Long Island Investors, Inc. (“FLII”) acquisitions, we recognized an impairment loss of $33,557,074. Accordingly, the purchase price allocation of the TPRS and FLII acquisitions were adjusted by $23,486,534 and $10,070,540, respectively.

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
      A. Operating Results
Year Ended December 31, 2007 as Compared to Year Ended December 31, 2006
      Assets Under Management
     Assets under management were approximately $4.1 billion at December 31, 2007, a decrease of approximately $4.0 billion or 49.4% from approximately $8.1 billion at December 31, 2006.
     The following table sets forth the total net flows of assets under management for the years ended December 31, 2007 and 2006, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amounts attributable to withdrawals and closed accounts.
Net Flows of Assets Under Management
(in millions)

	Years Ended
	December 31,
	2007	2006

Existing Accounts:
Contributions	$303	$780
Withdrawals	(934)	(1,356)

Net Flows of Existing Accounts	(631)	(576)

Publicly Available Funds:
Contributions	115	147
Withdrawals	(605)	(295)
Direct Accounts Opened	161	145
Direct Accounts Closed	(3,038)	(1,311)

Net New Flows	(3,367)	(1,314)

Net Flows of Assets Under Management	$(3,998)	$(1,890)

      Revenues
     Revenues were $100.4 million for the year ended December 31, 2007 a decrease of $41.7 million or 29.4% from $142.1 million earned for the year ended December 31, 2006. The change was due to a $43.5 million or 40.3% decrease in fee revenue, a $15.7 million or 53.1% decrease in commission revenue, a $0.8 million or 34.5% decrease in realized and unrealized gains on investments and a $0.2 million or 9.0% decrease in interest and other revenues. These decreases were offset in part by a one-time realized gain of $18.5 million on the sale of our aircraft. The average gross fee earned from client accounts, excluding the effect of any performance fees, was 1.06% for the year ended December 31, 2007 as compared to 1.11% for the year ended December 31, 2006. The change in the average gross fee rate was due to a slight change in the client account mix in favor of larger accounts subject to our fee break, a greater percentage of our accounts having been with us for a longer period of time and having lower fee rates which have been grandfathered under our current fee structure, a change to our billing rates for investment advisory fees, effective July 1, 2007 for accounts over $50 million and the fact that several of our large accounts are performance fee based accounts. These accounts have a reduced quarterly base advisory fee and pay a performance fee, if applicable, generally at calendar year-end. Adjusted to exclude the effect of performance fee based accounts, the average gross management fee was 1.24% for the each of the years ended December 31, 2007 and 2006. The change in fee revenue was the result of a decrease in fees based on lower assets under management for 2007, including a $9.5 million decrease in performance fees earned. The reduction in performance fees was primarily due to a lower total net asset value of W.P. Stewart Holdings Fund and a lower increase in net asset value per share for this fund during 2007. Commission revenue was lower for the year ended December 31, 2007, compared to the year ended December 31, 2006 due to lower trading volume based upon reduced assets under management as well as the investment decisions made by our portfolio managers and a change in our fee structure effective July 1, 2007 to a single fee rate structure without any commissions for accounts over $10 million. Realized and unrealized gains on investments were lower for the year ended December 31, 2007 as compared with the prior year primarily due market fluctuations affecting the value of our investments and the reversal of the unrealized gains on trading investments from the prior year. Interest and other revenues decreased primarily due to a decrease in interest income earned on our cash management activities and a decrease in equity income from our investment in unconsolidated affiliates.
      Expenses
     Expenses, excluding income taxes, increased approximately $26.4 million or 26.7% to $125.0 million for the year ended December 31, 2007 from $98.6 million in the prior year. The most significant items which caused this increase were (1) the non-recurring, non-cash impairment loss of $33.6 million recognized in respect of a write-off of our customer related intangibles during 2007 and (2) the non-recurring cash and non-cash expenses in employee compensation and benefits aggregating $8.0 million ($2.7 million cash expense and $5.3 million non-cash expense) related to agreements with employees whose employment with us terminated. These increases were partially offset by decreases in variable expenses of $1.5 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease in commissions, clearance and trading of $3.4 million, which vary with account activity, a decrease in research and administration of $1.4 million, primarily due to lower travel related expenses, a decrease in marketing expenses of $0.3 million and a decrease in depreciation and amortization of $0.8 million. These increases were further offset by a net decrease in employee compensation and benefits caused by a decrease in the compensation percentage for 2007 of $8.8 million due to lower operating profit and reduced headcount, offset by higher non-cash compensation expense of $4.7 million related to restricted share issuances. Further offsetting these increases was a decrease in other operating expenses of $1.6 million, which was the result of lower costs as compared with the prior year increase which had primarily related to higher professional and administrative fees related to the transfer of W.P. Stewart Holdings Fund to Luxembourg, executive search fees, costs related to regulatory compliance and higher administrative costs related to our mutual funds. Finally, in 2006 we had recognized a non-recurring $2.6 million performance fee charge related to the resetting of the performance fee “high water mark” in connection with the transfer of W.P. Stewart Holdings Fund (formerly known as W.P. Stewart Holdings N.V.) from Curaçao to Luxembourg.
     Our income tax expense increased $0.8 million to $6.8 million for the year ended December 31, 2007 from $6.0 million in the prior year. The effective U.S. GAAP tax rates were approximately (27%) for 2007 and 14% for 2006. For the year ended December 31, 2007, the increase in the tax provision is primarily the result of the tax effect of the following two non-recurring items: (1) the gain on the sale of the aircraft of $18.5 million, which is subject to full federal, state and local corporate tax rates in the U.S., and (2) the non-deductible impact of the impairment charge of $33.6 million. The effect of these tax increases was partially offset by an increase in deferred tax benefit due to an increase in compensation expense related to grants of restricted shares to employees. Excluding the two non-recurring items described above, our tax provision for the year ended December 31, 2007 reflects the net loss resulting from a significant decrease in earnings due to a substantial loss in assets under management which was not offset by a comparable decrease in our expense rate. For the year ended December 31, 2006, the effective tax rate resulted from changes in the allocation of our portfolio management activities among various jurisdictions reflecting recent portfolio manager departures and other management changes. The proportion of our various activities based in high-tax jurisdictions has increased somewhat relative to the activity based in lower-tax jurisdictions as compared to historical levels prior to 2006.
      Net Income/(Loss)
     Our net (loss) for the year ended December 31, 2007 was $(31.4) million as compared with net income of $37.5 million for the year ended December 31, 2006, a decrease of $68.9 million, as revenues decreased while operating expenses increased as detailed above.
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
Net Flows of Assets Under Management
(in millions)

	Years Ended
	December 31,
	2006	2005
Existing Accounts:
Contributions	$780	$988
Withdrawals	(1,356)	(1,036)

Net Flows of Existing Accounts	(576)	(48)

Publicly Available Funds:
Contributions	147	256
Withdrawals	(295)	(149)
Direct Accounts Opened	145	312
Direct Accounts Closed	(1,311)	(733)

Net New Flows	(1,314)	(314)

Net Flows of Assets Under Management	$(1,890)	$(362)

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
      Expenses
     Expenses, excluding income taxes, decreased approximately $2.2 million or 2.1% to $98.6 million for the year ended December 31, 2006 from $100.8 million in the prior year. The most significant item which caused this decrease was the non-recurring, non-cash impairment loss of $12.5 million recognized in respect of a write-off of our customer related intangibles during 2005. Other factors contributing to the decrease included a decrease in variable expenses of $0.9 million in fees paid out, which are directly related to assets under management of referred accounts, a decrease in commissions, clearance and trading of $1.3 million, which vary with account activity, a decrease in research and administration of $0.8 million and a decrease in depreciation and amortization of $1.6 million. These decreases were partially offset by an increase in employee compensation and benefits caused by an increase in the compensation percentage for 2006 of $9.6 million due in part to additional non-cash compensation expense related to restricted shares issuances. These grants were to several key employees and resulted in higher non-cash compensation expense of approximately $7.9 million for the year ended December 31, 2006 as compared to approximately $3.3 million for the prior year. Additionally, in 2006 we recognized a non-recurring $2.6 million performance fee charge related to the resetting of the performance fee “high water mark” in connection with the transfer of W.P. Stewart Holdings Fund (formerly known as W.P. Stewart Holdings N.V.) from Curaçao to Luxembourg. Further offsetting the decrease in expenses were increases in marketing expenses of $0.8 million and other operating expenses of $2.0 million. The increase in marketing expenses reflects a higher level of marketing initiatives including our first ever internal global marketing seminar, and the increase in other operating expenses primarily relates to higher professional and administrative fees related to the transfer of W.P. Stewart Holdings Fund to Luxembourg, executive search fees, costs related to regulatory compliance and higher administrative costs related to our mutual funds.
     Our income tax expense decreased $1.0 million to $6.0 million for the year ended December 31, 2006 from $7.0 million in the prior year. The effective U.S. GAAP tax rates were approximately 14% for 2006 and 15% for 2005. The effective rate for the year ended December 31, 2005, adjusted for the non-recurring non-cash impairment charge of $12.5 million was 11.8%. These effective tax rates are higher than our historical rates. For the year ended December 31, 2006, the higher effective tax rate relates to changes in the allocation of our portfolio management activities among various jurisdictions reflecting recent portfolio manager departures and other management changes. The proportion of our various activities based in high-tax jurisdictions has increased somewhat relative to the activity based in lower-tax jurisdictions. The higher effective tax rate for the year ended December 31, 2005, was primarily due to the non-deductible, non-cash impairment charge of $12.5 million and the fact that a higher portion of our performance fees earned were subject to U.S. corporate tax.

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
      B. Liquidity and Capital Resources
     Our financial condition is highly liquid with principal assets including cash and cash equivalents, investments, trading, investments available for sale and receivables from clients. Cash equivalents are primarily short-term, highly liquid investments with an original maturity of three months or less at the date of purchase. Liabilities include operating payables and accrued compensation. Our investment advisory activities do not in general require us to maintain significant capital balances. However, our advisory activities for clients in The Netherlands, the activities of W.P. Stewart Securities Limited, our Bermuda-based broker-dealer, and the sub-advisory activities of W.P. Stewart & Co. (Europe), Ltd., our London-based research affiliate, require us to maintain certain minimum levels of capital.
     We continually monitor and evaluate the adequacy of the capital maintained for those activities and have consistently maintained net capital in excess of the prescribed amounts. Historically, we have met our liquidity requirements with cash generated from our operations. Nevertheless, we operated at a loss for 2007 and anticipate that we will again experience a net loss in 2008.
     We anticipate that in the near-term our current cash reserve in addition to cash generated from operations will be sufficient to meet our cash requirements for operating activities and other cash obligations as they come due as well as our anticipated capital requirements. However, unless we return to profitability on a cash basis, our liquidity, facilities and overall financial position will weaken. A continued operating loss will not be sustainable in the long run. Therefore, we have taken and will continue to take steps to retain our current client base, improve our level of assets under management and rationalize our expense base to reflect our current position and current market conditions. In 2007, we initiated an expense reduction program that has continued into the current year. Under that program we reduced our employee headcount from 113 at December 31, 2006 to 104 at December 31, 2007 and 75 at May 31, 2008. In addition, we sold our corporate jet in the third quarter of 2007 and have undertaken other cost-cutting efforts.
     Historically, we had a policy of declaring quarterly dividends on our common shares which were funded out of operating cash flow. We paid a dividend of $0.23 per share in January 2007. In March 2007, our board of directors decided to change the way we pay dividends, moving from the historic pattern of four equal quarterly amounts to a new policy of paying lower amounts in the first three quarters and a final, fourth payment in January, based on cash earnings for the year, including any performance fees recorded in the fourth quarter. In accordance with this policy and our long-standing policy to pay dividends approximating substantially all cash earnings, we declared a quarterly dividend payable in each of April 2007 and August 2007 of $0.15 per common share. We announced in October 2007 that we were suspending regular quarterly dividend payments in order to preserve cash resources in connection with our business turnaround efforts. We do not intend to pay any cash dividends for the remainder of 2008. Our board of directors will continue to monitor our liquidity and evaluate our ability in the future to pay dividends and will also consider opportunities for share repurchases with a view toward increasing long-term shareholder value to the extent warranted in relation to our cash position and earnings.
     C. Research and Development, Patents and Licenses, etc.
     Not Applicable.
      D. Trend Information
     The past fiscal year was challenging for us on several levels. Our U.S. Equity Composite performance lagged the S&P 500 Index for the second year in a row. In addition, several senior investment professionals ended their employment with our firm. We also experienced significant losses in assets under management. As a consequence of these factors, we had a net loss for the year. While we believe in 2008 we should see improvement in investment performance on a relative basis as compared to the S&P 500, and we have seen a slower rate of AUM outflows since the beginning of the second quarter, we do not expect to return to profitability for the year ending December 31, 2008 despite our efforts to rationalize our expenses.
     With regard to our U.S. investment performance in 2007, while the earnings power behind our clients’ portfolios grew about 14%, in line with our expectations at the start of the year, price to earnings ratios for high quality steady growth company shares remained under pressure and the equity holdings appreciated just a few percentage points. The first half of the year extended the trends of 2006 with bullish sentiment and lots of liquidity driving up energy and commodity companies and anything that was likely to be targeted by private equity firms. Then, with the credit and housing market troubles in the latter half of the year, investor sentiment changed. The year ended with rising concern about the weak U.S. economy and the possibility of recession. Our clients’ portfolios lost ground against the more speculative market in the first half of the year but outperformed against the S&P 500 Index in the second half. This out-performance continued into the first quarter of 2008, though in absolute terms, our U.S. Equity Composite was down approximately 6.3% after fees. However, as of May 31, 2008, the year-to-date performance of the composite was -3.5%, pre-fee, and -4.0%, post-fee, as compared to -3.8% for the S&P 500.
     We continue to believe that the financial crisis, while unsettling, is not going to drive the economy into a major recession given the actions taken by the U.S. Federal Reserve. Equally, we do not believe economic growth in the U.S. will increase rapidly. Unfortunately, rising energy prices are acting like a tax on U.S. consumers and come at a moment when we were hoping the fragile U.S. economy would begin to show modest signs of recovery. The tax rebates that began to materialize in May will help consumers but a significant portion of this money will be spent by many on higher prices for food and energy. Given this background, we continue to believe that high quality companies that can grow sustainably despite these conditions deserve a significantly higher premium than they are currently afforded. Overall, we believe the companies in the portfolio will grow earnings by 12% or more per annum and that P/E expansion will further enhance returns. Clearly the market will need to believe that the worst of the financial crisis and housing slump are behind us before multiples expand.
     We experienced a significant loss of assets under management during 2007 and the first half of 2008. Assets under management fell from $8.1 billion on December 31, 2006 to $4.1 billion on December 31, 2007. As of May 16, 2008, we had assets under management of $2.8 billion. A further reduction in assets under management would result in additional losses in revenues, thereby resulting in a worsening of our financial condition. Due to attrition over the last couple of years and recent cost cutting initiatives implemented during the latter part of 2007 and the first half of 2008, several of our senior investment professionals and marketing and client service personnel are no longer employees. This may contribute to additional client losses. During 2007, we recognized a non-cash charge of $33.6 million related to the impairment of customer-related intangible assets. This charge was taken as a result of a significant loss in assets under management, the fees from which were supporting customer-related intangible assets. A further loss in assets under management could cause us to recognize an additional impairment charge.
     Despite our cost cutting initiatives, we continue to operate at a loss. We reduced our employee headcount from 113 at December 31, 2006 to 104 at December 31, 2007 and 75 at May 31, 2008. In addition, we sold our corporate jet in the third quarter of 2007 and have undertaken other cost-cutting efforts. Nevertheless, due to the substantial declines in our assets under management, our costs currently exceed our revenues. We intend to rationalize our expenses further to return to profitability on a cash basis based on the current level of assets under management. However, there can be no assurance that we will achieve sufficient revenues or cost reductions to be successful.
     As a result of the portfolio manager departures noted above, together with other changes in the balance of our portfolio management activities among various jurisdictions, the proportion of our activity based in high-tax countries has increased in the last couple of years somewhat relative to the activity based in lower-tax jurisdictions. We intend to take steps to restore our historical geographical mix; however, there can be no assurance that these steps will be effective.
     On May 20, 2008, we entered into an Investment Agreement with Arrow which provides for an equity investment by Arrow through a tender offer and direct share issuance. As stated in a press release issued at such time, this transaction is intended to provide liquidity to current shareholders, strengthen our capital position and maximize Arrow’s commitment to us.
     As of July 1, 2008, we intend to implement a new brokerage commission structure for client accounts below $10 million. The new commission for all equity trades will be reduced to $0.08 per share with a minimum per ticket charge of $50.
      E. Off-Balance Sheet Arrangements
     See Item 5 F. under the caption “Tabular Disclosure of Contractual Arrangements — Contingent Commitments” with respect to letters of credit.
      F. Tabular Disclosure of Contractual Arrangements
     W.P. Stewart & Co., Ltd. has contractual obligations to make future payments under non-cancelable operating lease agreements and has contingent commitments as disclosed in the notes to the consolidated financial statements. The following tables set forth these contractual obligations and contingent commitments as of December 31, 2007:
Contractual Obligations
(in millions)

	2008	2009-2010	2011-2012	2013-Thereafter	Total
Minimum Rental Commitments (1)	$2.6	$6.8	$7.0	$16.0	$32.4

(1)	See Note 17 to the consolidated financial statements for additional information.

Contingent Commitments
(in millions)

	Amount of Commitment Expiration Per Period
	2008	2009-2010	2011-2012	2013-Thereafter	Total
Commitments under letters of credit (2)	—	$1.2	—	$0.7	$1.9
Other (2)	$2.5	—	—	—	$2.5
Unrecognized tax benefits of $4,900,000 at December 31, 2007, are not included above as the timing and amount of future cash payments is not determinable at this time. (3)

(2)	See Note 9 to the consolidated financial statements for additional information.

(3)	See Note 15 to the consolidated financial statements for additional information.
Item 6. Directors, Senior Management and Employees
     A. Directors and Senior Management
     Members of the board of directors of W.P. Stewart & Co., Ltd. are elected by the shareholders of W.P. Stewart & Co., Ltd. All directors serve until re-elected at the next annual general meeting or their successors are elected or appointed.
     The following table sets forth information with respect to the current directors and executive officers of W.P. Stewart & Co., Ltd.

Name	Position	Position Held Since

William P. Stewart	Chairman, Chief Executive Officer and Director(1)	June 1998 (Director); 1975-May 2005 & January 2007-present (officer)
Henry B. Smith	Deputy Chairman and Director(1)	June 1998
John C. Russell	Director(1)	June 1998
Angus S. King, Jr.	Director(2)(3)(4)	February 2004
Alfred J. Mulder	Director(3)	May 2007
Heinrich Spängler	Director(2)(4)	June 1998
Jan J. Spiering	Director(1)(3)	September 2004
Richard D. Spurling	Director (2)(4)	June 2002
Rocco Macri	Managing Director — Chief Operating Officer	May 2005
Susan G. Leber	Managing Director — Chief Financial Officer	May 2005
William O. Hall, III	Managing Director — Marketing & Client Services	February 2007
Mark I. Phelps	President and Managing Director — Global Investments	September 2007
Peter Jan P. Rubingh	Managing Director — Marketing & Client Services	February 2007
Charles G.R. Target	Managing Director — Communications and Corporate Development	February 2007
Sylvia A. Cart	Deputy Managing Director — Broker/Dealer	April 2005
Frederick M. Ryan	Deputy Managing Director — Investor Relations	September 2001
Debra Randall	Corporate Secretary	January 2001

(1)	Denotes member of the Executive Committee of the board of directors.

(2)	Denotes member of the Compensation Committee of the board of directors.

(3)	Denotes member of the Audit Committee of the board of directors.

(4)	Denotes member of the Nominating and Corporate Governance Committee of the board of directors.

     William P. Stewart is Chairman, Chief Executive Officer and a Director of W.P. Stewart & Co., Ltd. He started on Wall Street in 1955 on the trading floor of the New York Stock Exchange. He joined Spingarn, Heine & Co. in 1957 as an analyst/registered representative and, in 1961, moved to Pyne, Kendall & Hollister in the same capacity. He was successively Director of Research, General Partner responsible for the firm’s investment advisory and institutional operations, President of its international investment banking subsidiary, Managing Partner and Chairman and Chief Executive Officer of Riter, Pyne, Kendall & Hollister, Inc. After the sale of Riter, Pyne’s principal business in early 1973, Mr. Stewart joined Ruane, Cunniff & Co., an investment management firm, as Vice Chairman, while simultaneously founding our U.S. predecessor company as a corporate consultant. He established our U.S. predecessor company as an investment advisory firm in 1975.
     Henry B. Smith has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. Mr. Smith became President and Chief Executive Officer in May 2005 and resigned from these positions effective as of March 31, 2006, due to health reasons. Mr. Smith remains on the Board of Directors in the position of Deputy Chairman and member of the Executive Committee. Until its acquisition by HSBC Holdings PLC in February 2004, Mr. Smith was Chief Executive Officer and a Director of The Bank of Bermuda, with whom he had been employed in various capacities since 1973. From February 2004 until January 1, 2005, he held the position of Executive Director of The Bank of Bermuda, with oversight responsibility for the integration of the Bank’s businesses into the HSBC group. Mr. Smith remains a non-executive director of The Bank of Bermuda and is also a director of Axis Capital Holdings Limited in Bermuda.
     John C. Russell has served as a Director of W.P. Stewart & Co., Ltd. since 1998. Mr. Russell stepped down from his interim position as President and Chief Executive Officer in February of 2007 but remains a valued consultant to the firm as well as a Director and a member of the Executive Committee. Mr. Russell relinquished the position of Deputy Chairman as of March 31, 2006 when he became interim President and Chief Executive Officer. He joined the Stewart Group in 1996 as General Counsel, relinquishing that position after becoming the firm’s Chief Operating Officer in April 1997. From 1992 to 1996, Mr. Russell was a partner in the law firm of Kroll & Tract. From 1987 through 1992, Mr. Russell served as President and Chief Executive Officer of the Ohio Brass Company, a manufacturing company, and OB Systems and Mining, Inc., another manufacturing company. From 1980 to 1987, he served as President and Chief Executive Officer of Naarden International, Inc., an international fragrance and flavor company. In 1970, Mr. Russell was a founding partner of the law firm Anderson Russell Kill & Olick. Mr. Russell has more than 40 years of experience in domestic and international corporate and securities law.
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
     Alfred J. Mulder has served as a Director of W.P. Stewart & Co., Ltd. since May 2007. Mr. Mulder is currently the Chairman of the Board of LBI International AB, a digital agency network listed on the Amsterdam and Stockholm stock exchanges; Co-Chairman of the Board of Lithium Technology Corporation, a manufacturer of rechargeable batteries and cells listed on the over-the-counter bulletin board; Chairman of the Investment Advisory Committee of Greenfield Capital Partners N.V.; and a

member of the Board of Directors of several private companies in Europe and the U.S. In 1995, Mr. Mulder co-founded Greenfield Capital Partners N.V. and had served as Partner and Chairman of its Investment Committees until 1999 and Chairman of the Board from 2000 to 2001. Prior to 1995, Mr. Mulder had been Senior Advisor to HAL Investments N.V. from 1993 to 1995, a member of the Board of Management of Pon Holdings B.V. from 1991 to 1993, and an executive officer of Transmark Holding B.V. from 1981 to 1991. He started his career at Xerox Corporation in 1963 where he held various positions until 1981. In addition to his current Board memberships, Mr. Mulder has previously served on the Supervisory Boards of several European-based companies, including a public telecommunications company based in Brussels and a publicly traded car manufacturing company listed on the Amsterdam stock exchange.
     Heinrich Spängler has served as a Director of W.P. Stewart & Co., Ltd. since June 1998. For the last 27 years, Mr. Spängler has served in various capacities, including managing partner, and presently serves as Spokesman of the Board of Management and Chief Executive Officer of Bankhaus Carl Spängler & Co. AG, the oldest private bank in Austria. Mr. Spängler also serves as Chairman of the Supervisory Board of Carl Spängler Kapitalanlageges. m.b.H., a private investment company located in Salzburg, Austria.
     Jan J. Spiering, F.C.A. has served as a Director of W.P. Stewart & Co., Ltd. since September 2004. Mr. Spiering is a Fellow of the Institute of Chartered Accountants in England and Wales and a Fellow of the Institute of Chartered Accountants of Bermuda, and is the retired Managing Partner and Chairman of Ernst & Young Bermuda, a firm which he joined in 1979. Previous to Ernst & Young, he was employed by Robson Rhodes, a United Kingdom firm of Chartered Accountants with whom he qualified. Additionally, Mr. Spiering has served as a director of numerous companies and in particular within the investment industry. Currently he is President and a director of several privately held investment companies as well as a director of Flagstone Reinsurance Holdings Ltd., a Bermuda reinsurance company, which is quoted on the New York Stock Exchange. He has served on various public boards and committees including Deputy Chairman of Bermuda International Business Association, Chairman of Bermuda’s International Business Association Mutual Funds, Chairman of the Board of Governors of the Bermuda College and Chairman of Bermuda’s International Business Forum.
     Richard D. Spurling has been a Director of W.P. Stewart & Co., Ltd. since June 2002. Mr. Spurling retired in March 2005 as Senior Partner at Appleby (formerly Appleby, Spurling & Kempe), an international law firm with offices in Bermuda, the Cayman Islands, British Virgin Islands, London (UK) and Hong Kong, where he had practiced since 1977. He obtained his English Bar qualification in 1975 and was called to the English Bar in November 1976 following pupilage at Law Chambers in London. He was called to the Bermuda Bar in 1977. Mr. Spurling also serves as a director of Belco Holdings Limited, Bermuda Electric Light Company Limited, BF&M Life Insurance Company Limited, BF&M Limited, Bermuda International Insurance Services Limited and Bermuda Press (Holdings) Ltd. in Bermuda; as a Life Trustee of the Bermuda Biological Station for Research, Inc; and as a Trustee of the St. George Foundation. Mr. Spurling was an elected Member of the Bermuda Parliament for five years and served as the Government Whip.
     Rocco Macri is Managing Director — Chief Operating Officer of W.P. Stewart & Co., Ltd. He served as Deputy Managing Director — Chief Financial Officer from September 2001 until May 2005 and as Finance Director from March 1999 until September 2001. From 1993 through 1999, he was a Partner with the accounting firm of Lopez, Edwards Frank & Co., LLP, where he was a Manager from 1984 through 1998. From 1984 through 1998 Mr. Macri had principal responsibility for the Stewart Group audit. Mr. Macri received a B.A. in Business Administration in 1981 from Adelphi University and is a Certified Public Accountant.

     Susan G. Leber is Managing Director — Chief Financial Officer of W.P. Stewart & Co., Ltd. She served as Deputy Managing Director — Financial Operations from March 2003 until May 2005, as Director of Financial Operations from December 2001 until March 2003 and as Deputy Finance Director — Group Controller from March 1999 until December 2001. Prior to joining W.P. Stewart, she was a Senior Manager with the accounting firm of Lopez Edwards Frank & Co., LLP from 1993 to 1999, where she was manager of the Stewart Group audit. Ms. Leber received a Bachelors of Science degree in accounting from The University of Staten Island and is a Certified Public Accountant.
     William O. Hall, III is Managing Director — Marketing & Client Services (United States) of W.P. Stewart & Co., Ltd. Prior to February 2007 he was Senior Vice President of W.P. Stewart Asset Management (N.A.) Inc. He has more than 20 years of experience in the investment and wealth management business. Prior to joining W.P. Stewart in December 2002, Mr. Hall was Managing Director of H.M. Payson & Co., a private trust company in Portland, Maine. Mr. Hall was also a founder and managing principal of Hazzard & Hall, CPA’s, PA. He holds a bachelors degree from the University of Richmond and a Masters in Finance from Bentley College. Mr. Hall is a Chartered Financial Analyst, a Certified Public Accountant and a Certified Financial Planner. He serves on the boards of a number of charitable organizations and is Chairman of Maine Education Services and Winter Kids.
     Mark I. Phelps is an Analyst/Portfolio Manager and became President and Managing Director - Global Investments in September 2007. Previously, he had served as Managing Director — Global Investments from February 2007 to September 2007 and Deputy Managing Director — Global Investments from July 2006 to February 2007. He joined W.P. Stewart in February 2005 at its London research and portfolio management subsidiary, W.P. Stewart & Co. (Europe), Ltd. Mr. Phelps is a British national with more than 20 years experience in European, U.S. and Global investment research and portfolio management. For over ten years he held senior positions with the Dresdner Bank organization in both London and San Francisco. Most recently he served as a Chief Investment Officer for Global Equities at Dresdner RCM in San Francisco. Mr. Phelps has a BA (Hons.) in Economics from the University of York in England and completed graduate studies at the Royal Military Academy Sandhurst, England. From 1981 to 1984 Mr. Phelps was in the British Army and finished his service with the rank of Captain.
     Peter Jan P. Rubingh became Managing Director — Marketing & Client Services (Europe & Asia) in February 2007. Previously, he was a Deputy Managing Director of W.P. Stewart and Co., Ltd. since 2000 and Co-Chairman of W.P. Stewart Asset Management (Europe), Ltd. since January 2001. In 1993, Mr. Rubingh co-founded TPR & Partners N.V. (now a part of W.P. Stewart Asset Management (Europe), Ltd.), an Amsterdam-based business which concentrated on gathering assets and servicing clients for W.P. Stewart. Between 1979 and 1993 he worked for Noro Nederland B.V. (The Noro Group of Companies), where he served in various capacities, including Group Controller, Assistant Managing Director, Management Team Member and Portfolio Manager (Venture Capital) in The Netherlands, the United States and the Netherlands Antilles.
     Charles G.R. Target became Managing Director — Communications and Corporate Development of W.P. Stewart & Co., Ltd. in February 2007. Previously, he served as Deputy Managing Director — International Development of W.P. Stewart & Co., Ltd. Mr. Target is an Executive Director of our Asian affiliate, Bowen Asia Limited. Prior to the founding of Bowen, Mr. Target was a general partner and director of Alan Patricof Associates, the London-based international venture capital company. Before joining Patricof in 1988, Mr. Target served as Managing Director of Business International Asia/Pacific Ltd., an economic research and consulting company owned by the Economist Group, where he was responsible for the Asian regional operations of the company.
     Sylvia A. Cart is Deputy Managing Director — Broker/Dealer of W.P. Stewart & Co., Ltd. Ms. Cart also serves as Vice-President and Compliance Officer of our broker-dealer subsidiary W.P. Stewart Securities Limited. She served as Supervisor of our broker-dealer operations from February 1998 until March 2000 and as Senior Trading Administrator since February 1998. Prior to joining W.P. Stewart, she was a Costing Analyst in the Global Custody department of The Bank of Bermuda. Ms. Cart received a Business Diploma from The Bermuda College.
     Frederick M. Ryan has served as Deputy Managing Director — Investor Relations of W.P. Stewart & Co., Ltd. since September 2001. Mr. Ryan served as Deputy Managing Director from February 1999 through August 2001 and as Deputy Managing Director — Europe from October 1998 through January 1999. Prior to that, Mr. Ryan was a consultant with FMR Capital Advisory, financial and business consultants. From 1991 through 1997, he was president of Canada Life Investment Management. Mr. Ryan worked with the investment and business consulting group of FMR & Associates from 1982 through 1991. From 1969 through 1982, Mr. Ryan was a shareholder, officer and Director of R.A. Daly & Co., Ltd., a brokerage firm and a former member firm of the Toronto Stock Exchange. Mr. Ryan has been a member of the CFA Institute (formerly the Association for Investment Management & Research) since 1967 and served as president of the Toronto Society of Financial Analysts (a constituent member society of the CFA Institute) in 1976-1977.
     Debra Randall has served as Corporate Secretary of W.P. Stewart & Co., Ltd. since January 2001. Ms. Randall, a graduate of the Institute of Chartered Secretaries and Administrators, has more than 14 years’ experience in the legal and corporate services sector.
     Charles Target is the son-in-law of William P. Stewart. There are no other family relationships between any directors and executive officers.
     B. Compensation
     The aggregate compensation paid or accrued in 2007 by W.P. Stewart & Co., Ltd. to individuals serving as directors and executive officers during that year, including bonuses and compensation payable pursuant to employee benefit plans, was $7.9 million. In addition, during 2007 certain directors were issued an aggregate of 10,000 common shares as compensation for their services, and executive officers were issued an aggregate of 1,755,000 common shares as part of their non-cash incentive compensation granted during the year. All of such share issuances were in the form of restricted share grants pursuant to which the shares vest over three to five years. In addition, there are certain restrictions on transfer until the time at which the shares are fully vested.
     We sponsor both a defined contribution profit-sharing plan (including a 401(k) feature) and a defined contribution money-purchase plan in the United States. We also sponsor similar defined contribution retirement plans in both Bermuda and the United Kingdom. These plans cover substantially all employees who meet the minimum age, service and eligibility requirements. The aggregate amount paid, set aside or accrued by W.P. Stewart & Co., Ltd. in 2007 to provide pension, retirement or other employee benefits to individuals serving as directors and executive officers during that year was $339,270.
     W.P. Stewart & Co., Ltd. has agreed to pay each of its “non-executive directors” (currently Messrs. King, Mulder, Smith, Spängler, Spiering and Spurling) $20,000 per annum for his services on the board of directors. In addition, we have agreed to pay each non-executive director $10,000 per annum for each committee on which such director serves in addition to the $20,000 annual fee for services on the board of directors. In addition to such fees, the Deputy Chairman of the Board of Directors (currently Mr. Smith) will receive $80,000 per annum, and the Chairman of the Audit Committee and named financial expert (currently Mr. Spiering) will receive $40,000 per annum.
     Further, on March 24, 2008, the board of directors established a Special Committee of disinterested directors to evaluate and negotiate several potential strategic transactions being considered. The members of this committee, Messrs. King, Spiering and Spurling, were each paid $5,000 for their services.

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
     Compensation Committee. The Compensation Committee of the board of directors is composed of Messrs. King, Spängler and Spurling. The Compensation Committee is responsible for, among other things, making recommendations to the board of directors as to our compensation philosophy; overseeing the development of compensation programs; evaluating the performance of senior management and determining compensation levels for senior management; making recommendations to the board of directors concerning non-senior management compensation, incentive compensation plans and equity-based plans; and overseeing implementation of, and compliance with, incentive compensation plans and equity based plans.
     Audit Committee. The Audit Committee of the board of directors is composed of Messrs. King, Mulder and Spiering. The Audit Committee is responsible for, among other things, reviewing the structure of our internal controls, including internal audit; the annual appointment of the external auditors, including the approval of audit engagement fees and terms; considering the independence of the external auditor; approving audit and non-audit engagements with the external auditor; reviewing the annual audit plan; reviewing our audited and unaudited financial statements and the related management discussion in our periodic reports filed with the SEC and earnings press releases; reviewing disclosures made in connection with certifications provided by management for our annual report on Form 20-F; assisting the board of directors in its review of compliance with regulatory requirements; reviewing compliance with policies and practices involving ethics, conflicts and other such matters, as delegated by the board of directors; and establishing procedures for submission and treatment of complaints regarding accounting, internal controls and auditing matters. The Audit Committee meets and reports to the board of directors no less than once per quarter.
     Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee of the board of directors is composed of Messrs. King, Spängler and Spurling. This committee is responsible for, among other things, recommending to the board of directors the desirable size of the board or any committee thereof; developing criteria for board members and evaluating potential candidates against such criteria; reviewing and responding to nominations for board membership; identifying and recommending to the board candidates for board membership; developing and recommending to the board a set of corporate governance principles; monitoring compliance with our corporate governance principles and code of ethics; developing and recommending to the board standards in determining whether a board member is independent; and establishing procedures to oversee the annual evaluation of the board and management.
     Special Committee. The Special Committee formed by the board of directors in March 2008 to evaluate possible strategic transactions was composed of Messrs. King, Spiering and Spurling. The Special Committee was given the power and authority to determine whether the potential transactions would be in the best interests of the firm and its shareholders, to make determinations and/or recommendations to the full board of directors concerning any such transaction, to monitor any discussions and any negotiations regarding any such transaction and, to the extent so determined by the Special Committee, to itself participate in, conduct and/or control any such discussions and negotiations.
     We have not entered into any contracts with directors for benefits upon termination of service.
     Our Board of Directors has adopted Corporate Governance Guidelines as well as charters for the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee which comply with the corporate governance rules of the New York Stock Exchange. A copy of the Corporate Governance Guidelines and each of these charters is available on our website at www.wpstewart.com. A copy of such documents will also be made available to our shareholders upon request by contacting our Deputy Managing Director—Investor Relations by phone at (441) 295-8585, by fax at (441) 296-8357 or by e-mail at IRINFO@wpstewart.com.
     Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, adopted standards for determining the independence of directors. These standards, which comply with the corporate governance rules of the New York Stock Exchange, require, among other things, the absence of the following characteristics for a director to be deemed independent: employment by us of the director or his/her immediate family member; compensation (other than as a director) from us to the director or his/her immediate family member; affiliation with our auditor; interlocking compensation committee with another entity with which the director or his/her immediate family member is an executive officer; a material financial relationship between us and an entity of which the director or his/her immediate family member is a director or employee. In 2007, the Board of Directors determined that each of Messrs. King, Mulder, Spängler, Spiering and Spurling qualified as independent under the standards adopted.
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
     D. Employees
     At December 31, 2005, 2006 and 2007, we employed 117, 113 and 104 persons, respectively. We consider our relations with our employees to be good.
     E. Share Ownership
     The following table presents information regarding the beneficial ownership of our common shares by our directors and executive officers as of May 1, 2008:

	Number of Common
Name	Shares Owned	Percentage

William P. Stewart (1)	4,682,711	9.27%
Mark I. Phelps (2)	605,000	1.20%
Peter Jan P. Rubingh (3)	553,025	1.09%
All other Directors and Executive Officers as a group (4)	1,533,608	*

*	Each individual’s ownership is less than 1%.

(1)	Includes 4,144,140 shares owned by trusts for which Mr. Stewart serves as trustee (with respect to which Mr. Stewart disclaims beneficial ownership) and 8,571 shares that may be purchased upon exercise of currently exercisable options. On June 3, 2008, in connection with the plan of dissolution of WPS II, Inc., the trusts for which Mr. Stewart serves as trustee received a distribution of an additional 1,951,852 common shares. Further, in connection with the tender offer for approximately 39.5% of our common shares by funds managed by Arrow Management Capital LLC, Mr. Stewart has agreed to tender up to 1,950,000 shares to the extent that such amount is not tendered by other shareholders. Mr. Stewart has indicated that he may tender up to a total of 3,000,000 shares.

(2)	Mr. Phelps has indicated his intent to tender up to 86,667 common shares in the tender offer by Arrow.

(3)	Includes 453,025 shares which are owned by a holding company of which Mr. Rubingh owns 100%. Mr. Rubingh has indicated his intent to tender up to 175,000 common shares in the tender offer by Arrow.

(4)	Includes 13,810 shares held by a trust (with respect to which beneficial ownership is disclaimed) and 30,571 shares that may be purchased upon exercise of currently exercisable options. Our directors and executive offers, other than Messrs. Stewart, Phelps and Rubingh, have indicated that they may tender up to an aggregate of 310,869 common shares in connection with the tender offer by Arrow.
     As of May 1, 2008, our directors and executive officers currently own options to purchase an aggregate of 84,144 of our common shares. Each option vests in equal portions on the first seven anniversaries of the grant date. 51,715 of these options were granted on October 24, 2001 at an exercise price of $20.80 per share and will expire on October 24, 2008. An additional 14,860, 2,572, 6,426 and 8,571 of these options were granted on May 1, 2002, August 20, 2002, October 3, 2002 and December 19, 2002 at exercise prices of $28.42, $22.10, $16.58 and $17.45, respectively, for an aggregate of 32,429 options. These options will expire on May 1, 2009, August 20, 2009, October 3, 2009 and December 19, 2009, respectively.
     Prior to 2004, W.P. Stewart & Co., Ltd. had historically periodically sold common shares to its employees and those of its affiliates at fair value for cash and/or installment notes. These installment notes are full recourse, bear interest at 8.5% or 10% per annum and are collateralized by the shares purchased. The principal amount of each note is payable in 28 quarterly installments, subject to mandatory payment in full upon termination of employment. Shares vest in 28 equal quarterly installments. Unvested shares are, and vested shares may be, repurchased from the employee upon termination. Different, but substantially equivalent, terms applied in respect of individuals employed in certain countries outside Bermuda and the United States.
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
     The plan is administered by our management, subject to oversight by the Compensation and Executive Committees of our board of directors. Subject to review and approval by the committee, as appropriate, management continues after termination of the plan to have the authority to:
•	subject to certain conditions, amend the terms and conditions of any award or award agreement and accelerate the exercisability of any award or the lapse of restrictions relating to any award;

•	determine whether, to what extent and under what circumstances awards may be exercised with the payment of cash, shares, other securities, other awards or other property, or canceled, forfeited or suspended;

•	determine whether, to what extent and under what circumstances cash, shares, other securities, other awards, other property and other amounts payable by W.P. Stewart & Co., Ltd. with respect to an award under the plan shall be deferred either automatically or at the election of the holder thereof or the committee;

•	interpret and administer the plan and any instrument or agreement, including any award agreement, relating to the plan;

•	establish, amend, suspend or waive such rules and regulations and appoint such agents as it shall deem appropriate for the proper administration of the plan; and

•	make any other determination and take any other action that the committee deems necessary or desirable for the administration of the plan.
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
     If the committee determines that any event affecting the shares would result in the dilution or enlargement of any of the benefits or potential benefits intended to be made available under the plan, the committee will, in a manner it deems equitable, adjust any or all of:
•	the number and type of shares (or other securities or other property) subject to outstanding awards; and

•	the purchase or exercise price with respect to any award.
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
Item 7. Major Shareholders and Related Party Transactions
     A. Major Shareholders
     The following table presents information regarding the beneficial ownership of our common shares as of May 1, 2008 by persons or groups of affiliated persons known to us to own more than 5% of our common shares. See also Item 6 E above under the caption “Directors, Senior Management and Employees — Share Ownership.”

Name	Number	Percentage

WPS II, Inc.(1)	19,264,557	38.2%
Van Den Berg Management	10,930,879	21.7%

(1)	WPS II has informed us that it has entered into a plan of dissolution pursuant to which it has distributed 4,816,139 common shares to its shareholders on a pro rata basis as of June 3, 2008. The remainder of WPS II’s net assets will be distributed to WPS II shareholders no later than December 31, 2008.
     WPS II, Inc. has the same voting rights per share as all other holders of common shares; however, our bye-laws specifically exempt such holder from the limitations on voting power that may apply to other holders if they become owners of more than a specified percentage of common shares. Van Den Berg Management is not exempt and, therefore, is subject to the limitations described in Item 3 D under the caption “Key Information — Risk Factors — Our bye-laws restrict shareholders’ voting rights...”
     As of May 20, 2008, we had 163 shareholders of record, of which 108, owning approximately 98% of our common shares, were U.S. persons.
     On May 20, 2008, we entered into an Investment Agreement with Arrow pursuant to which we agreed to issue 5,010,000 common shares to Arrow and Arrow has commenced a tender offer for 19,902,000 common shares. In addition, Arrow has the option to purchase an additional 2,430,000 newly issued shares in the event a total of 8,830,000 or less are tendered in the tender offer. Upon closing of this transaction, Arrow will own anywhere between 10% and 45% of our common shares. Arrow’s voting power will be limited to an aggregate of 24%, or 9.5% for each of the three Arrow funds individually.
     B. Related Party Transactions
     In connection with purchases of shares of W.P. Stewart & Co., Ltd. and its predecessors, since at least 1991, our employees, including our executive officers, and our directors have entered into loan agreements with, and signed promissory notes to, us in respect of some or all of the purchase price of such shares. Most of our employees are or have been parties to such loans. In connection with such share purchases, Mr. Russell and Ms. Cart have outstanding loans pursuant to loan agreements with, and signed promissory notes to, the Stewart Group. Each of these loans accrues interest at a rate of 8.5% per annum. Pursuant to Section 402 of the Sarbanes-Oxley Act of 2002, there have been no material changes to these loans nor have there been any new loans made subsequent to July 30, 2002 to any directors or executive officers.
     The table set forth below provides the details with respect to the aggregate amount outstanding under these loan agreements and promissory notes as of December 31, 2007 and the largest aggregate amount of indebtedness outstanding under each of these loan agreements and promissory notes during the year ended December 31, 2007 for the above-named director and executive officer.

		Largest Amount
		Outstanding During
	Amount Outstanding	the Year Ended
Name	as of December 31, 2007	December 31, 2007

John C. Russell	$50,089	$92,925
Sylvia A. Cart	11,786	17,089
     The lease agreement relating to W.P. Stewart & Co., Inc.’s office space in New York covers space utilized by Stewart family interests that reimburse W.P. Stewart & Co., Inc., on a monthly basis, for that portion of the rental and other costs associated with the space so utilized. Such lease-related amount was $163,888 for the year ended December 31, 2007. We believe that the reimbursement amounts that we receive from the Stewart family interests for the utilization of this space are as favorable as the amounts we could receive from an unaffiliated party for utilization of the same space.
     W.P. Stewart & Co., Ltd. owns approximately 35% of Bowen Asia Limited. Ms. Lisa M. Stewart, the daughter of Mr. William P. Stewart, and Mr. Charles G.R. Target, Ms. Stewart’s husband and a Managing Director of W.P. Stewart & Co., Ltd., together own a majority of the stock of Bowen Asia Limited. We have been granted an option exercisable from June 2004 until June 2009 to expand our ownership of Bowen Asia Limited to a majority interest. In addition to our investment in Bowen Asia Limited, we pay solicitation, sub-advisory and research fees to Bowen Asia Limited. Such fees were, in the aggregate, $649,029 for the year ended December 31, 2007. We believe that the solicitation, sub-advisory and research fees that we pay to Bowen Asia Limited are as favorable as the fees we would pay to an unaffiliated party for similar services. We have entered into an agreement with Bowen Capital Management, a subsidiary of Bowen Asia Limited, which entitles us to receive solicitation fees for client referrals to Bowen Capital Management. Total solicitation fees received under the terms of this agreement were $1,075 for the year ended December 31, 2007. In addition, we entered into a joint venture arrangement with Bowen Asia Limited pursuant to which each of us and Bowen owns 50% of Stewart Bowen Japan Ltd., the parent of W.P. Stewart Japan K.K. W.P. Stewart Japan K.K. provides client servicing and asset gathering activities. As of December 31, 2007, our investment in Stewart Bowen Japan Ltd. totaled $115,791.
     Since April 30, 1999, we have used an aircraft owned by Shamrock Aviation, Inc. and have compensated Shamrock Aviation, Inc. for its use by paying charter fees that we believe are more favorable to the Stewart Group than the fees that would be paid to an unaffiliated charterer. Shamrock Aviation, Inc. is owned by Mr. William P. Stewart and trusts for the benefit of his four adult children. Mr. Stewart serves as President, and Mr. Gregory S. Stewart, his son, serves as Vice President, of Shamrock Aviation, Inc. Fees to Shamrock Aviation, Inc., reflected in research and administration expenses, amounted to $560,536 for the year ended December 31, 2007. We entered into agreements pursuant to which Shamrock Aviation, Inc. or an entity affiliated with Shamrock agreed to provide operational and maintenance services at cost for a Challenger aircraft owned by one of our subsidiaries until its sale in July 2007. These costs, reflected in research and administration expenses, include $1,643,492 for the year ended December 31, 2007. We believe that the terms of this transaction were more favorable to us than the terms that could have been obtained from an unaffiliated party in a comparable transaction. In July 2007, the Challenger aircraft was sold to an unrelated third party.
     We pay solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients, to a beneficial owner of a minority interest in W.P. Stewart & Co., Ltd. Such payments amounted to $2,007 for the year ended December 31, 2007. We believe that the payments made are as favorable as those we would pay to an unaffiliated party in a similar transaction.

     We have paid Carl Spängler Kapitalanlageges. m.b.H., which is controlled by Bankhaus Carl Spängler & Co. AG, the Chief Executive Officer of which is Heinrich Spängler, one of our directors, fees for solicitation services. These fees amounted to $137,424 for the year ended December 31, 2007.
     Certain directors of W.P. Stewart & Co., Ltd. serve as directors of funds from which we have received investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $6,584,291 for the year ended December 31, 2007. Included in such amount is a performance fee we recognized in 2007 from W.P. Stewart Holdings Fund, our mutual fund listed on Euronext Amsterdam. This performance fee totaled $417,494 and is included in receivables from affiliates, net, at December 31, 2007.
     We lease our office space in The Netherlands from Duinzigt I, a company owned by the former principals of TPR & Partners N.V., including one of our Managing Directors. Total rent expense for the year ended December 31, 2007 was $212,848.
     We own a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda, of which one of our directors and former executive officers is a non-executive director. Included in receivables from affiliates, net, at December 31, 2007 is a subordinated loan of $212,256 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date. Kirk Management Ltd. also owns and leases to W.P. Stewart & Co., Ltd its Hamilton, Bermuda headquarters. The lease expires in 2020 and calls for annual rent of approximately $180,000.
     Included in operating expenses for the year ended December 31, 2007 were contributions in the amount of $185,000 paid to the W.P. Stewart & Co. Foundation, Inc., a private charitable foundation.
     Included in receivables from affiliates, net, at December 31, 2007 is the amount of $364,129, which represents an outstanding receivable from WPS II, Inc., a significant shareholder. This balance is non-interest bearing and has no fixed repayment date.
     WPS II, Inc. has advised us in a letter, dated May 20, 2008, that it does not intend to tender any common shares in the tender offer by Arrow.
     In a letter to us, dated May 20, 2008, Mr. William P. Stewart advised us that (i) he does not intend to tender in the tender offer by Arrow any common shares owned directly by him, and (ii) Mr. Stewart does intend to tender in the tender offer up to 3,000,000 common shares held in trusts of which Mr. Stewart is a trustee (including common shares received by such trusts in a distribution by WPS II). The above summary of Mr. Stewart’s intention to tender is qualified in its entirety by reference to the letter to us from Mr. Stewart, which is filed as Exhibit 4.7 to this Form 20-F and is incorporated herein by reference.
     Mr. Robert L. Kahn, one of our shareholders and a shareholder of WPS II, has entered into an agreement with Arrow and us, dated May 20, 2008, which provides that if less than 2,400,000 common shares are tendered in the tender offer by Arrow, Mr. Kahn will, subject to certain conditions, tender in the tender offer such number of common shares distributed to him by WPS II as equals (i) the difference between 2,400,000 and the total number of common shares tendered in the tender offer by other shareholders and not withdrawn (other than common shares required to be tendered pursuant to Mr. Stewart’s agreement to tender as described below) multiplied by (ii) 0.1875; provided, that the number of common shares that Mr. Kahn has agreed to tender will in no event exceed 450,000. The above summary of Mr. Kahn’s agreement to tender is qualified in its entirety by reference to the letter agreement, which is filed as Exhibit 4.9 to this Form 20-F and is incorporated herein by reference.

     Mr. Stewart has entered into an agreement with Arrow and us, dated May 20, 2008, which provides that if less than 2,400,000 common shares are tendered in the tender offer by Arrow, Mr. Stewart will, subject to certain conditions, tender in the tender offer such number of common shares distributed by WPS II to certain trusts of which he is a trustee as equals (i) the difference between 2,400,000 and the total number of common shares tendered in the tender offer by other shareholders and not withdrawn (other than common shares required to be tendered pursuant to the Mr. Kahn’s agreement to tender as described above) multiplied by (ii) 0.8125; provided, that the number of common shares that Mr. Stewart has agreed to tender will in no event exceed 1,950,000. The above summary of Mr. Stewart’s agreement to tender is qualified in its entirety by reference to the letter agreement, which is filed as Exhibit 4.8 to this Form 20-F and is incorporated herein by reference.
     In connection with the transactions with Arrow and other strategic transactions that had been considered, the board of directors authorized us to pay legal fees and expenses incurred in 2008 by Mr. Stewart and will be requested to authorize the payment of legal fees incurred by his co-trustee in connection with their efforts to the extent such expenses benefited us. Such fees and expenses are estimated to be approximately $175,000 plus disbursements.
     C. Interests of Experts and Counsel
     Not Applicable.
Item 8. Financial Information
     A. Consolidated Statement and Other Financial Information
     See pages F-1 to F-26.
     We currently have no pending litigation of a material nature.
     The holders of our common shares are entitled to receive, on a pro rata basis, dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda, which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:
•	W.P. Stewart & Co., Ltd. is, or would after the dividend payment be, unable to pay its liabilities as they become due; or

•	the realizable value of W.P. Stewart & Co., Ltd.’s assets after such payment would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.
     W.P. Stewart & Co., Ltd.’s ability to declare dividends on the common shares may also be limited by regulatory restrictions derived from the net capital rules of various regulatory bodies applicable to W.P. Stewart & Co., Ltd. and its subsidiaries. Rights to dividends and distributions that have not been claimed within six years after the date on which they were declared revert to W.P. Stewart & Co., Ltd.
     We historically had a policy of declaring quarterly dividends on the common shares. We paid a dividend of $0.23 per share in January 2007. In March 2007, our board of directors decided to change the way we pay dividends, moving from the historic pattern of four equal quarterly amounts to a new policy of paying lower amounts in the first three quarters and a final, fourth payment in January, based on cash earnings for the year, including any performance fees recorded in the fourth quarter. In accordance with this policy and our historical policy to pay dividends approximating substantially all cash earnings, we declared a quarterly dividend payable in each of April 2007 and August 2007 of $0.15 per common share. We announced in October 2007 that we were suspending regular quarterly dividend payments in order to preserve cash resources in connection with our business turnaround efforts. We do not intend to pay any cash dividends for the remainder of 2008. The declaration and payment of dividends to holders of common shares is in the discretion of the board of directors and depends on our capital requirements, operating and financial condition and business plan at the time, legal restrictions, regulatory restrictions and such other factors as the board of directors may deem relevant.
     B. Significant Changes
     Not Applicable.
Item 9. The Offer and Listing
     Not Applicable, except for Items 9.A.4 and 9.C.

     Trading Markets
     Our common shares, par value US $0.001 per share, have traded on the New York Stock Exchange under the symbol “WPL” since December 8, 2000 and have been listed on the Bermuda Stock Exchange under the symbol “WPS” since December 11, 2000. On June 26, 2008, the last reported sale price for our common shares on the New York Stock Exchange was $1.51 per share. As of that date there had been no trading of our common shares on the Bermuda Stock Exchange. Certain historical market price data is set forth below.

	New York Stock Exchange
Period	High	Low

Annual
2003	$25.57	$14.94
2004	$23.74	$18.70
2005	$25.75	$20.90
2006	$24.19	$9.50
2007	$16.28	$4.68
Quarter
First Quarter 2006	$24.19	$17.43
Second Quarter 2006	$21.23	$14.88
Third Quarter 2006	$15.67	$9.50
Fourth Quarter 2006	$15.88	$10.76
First Quarter 2007	$16.28	$9.75
Second Quarter 2007	$11.19	$9.66
Third Quarter 2007	$11.13	$9.54
Fourth Quarter 2007	$7.50	$4.68
First Quarter 2008	$5.47	$1.40
Month
December 2007	$6.50	$4.68
January 2008	$5.45	$4.49
February 2008	$5.47	$1.97
March 2008	$2.09	$1.40
April 2008	$1.88	$1.32
May 2008	$2.05	$1.40
June 1 — 26, 2008	$2.00	$1.50

Item 10. Additional Information
     A. Share Capital
     Not Applicable.
     B. Memorandum and Articles of Association
     Organization and Register
     W.P. Stewart & Co., Ltd. is a company incorporated under the Companies Act 1981 of Bermuda. It is registered in the Register maintained by the Bermuda Registrar of Companies under the entry number “EC25146.”
     Objects and Purposes
     Clause 6 of our Memorandum of Association states that W.P. Stewart & Co., Ltd. was formed for the following objects:
•	To carry on business as a holding company and to acquire and hold shares, stocks, debenture stock, bonds, mortgages, obligations and securities of any kind issued or guaranteed by any company, corporation or undertaking of whatever nature and wherever constituted or carrying on business, and shares, stock, debentures, debenture stock, bonds, obligations and other securities issued or guaranteed by any government, sovereign ruler, commissioners, trust, local authority or other public body, whether in Bermuda or elsewhere, and to vary, transpose, dispose of or otherwise deal with from time to time as may be considered expedient any of our investments for the time being;

•	To acquire any such shares and other securities as are mentioned in the preceding paragraph by subscription, syndicate participation, tender, purchase, exchange or otherwise and to subscribe for the same, either conditionally or otherwise, and to guarantee the subscription thereof and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof;

•	To co-ordinate the administration, policies, management, supervision, control, research, planning, trading and any and all other activities of any company or companies now or hereafter incorporated or acquired which may be or may become a company, wherever incorporated, which is or becomes a holding company or a subsidiary of, or affiliated with, us within the meanings respectively assigned to those terms in the Companies Act 1981 or, with the prior written approval of the Minister of Finance, any company or companies now or hereafter incorporated or acquired with which we may be or may become associated;

•	To act as sponsors or representatives for any company, unit trust, partnership or other entity seeking a listing of its shares, units or other instruments on any stock exchange, and to act as agent or representative of any company listed on any stock exchange and to arrange and sponsor public and private issues of shares and loan capital and to negotiate and underwrite such issues;

•	To act as agents for the sale and purchase of any stocks, shares or securities, or for any other monetary or mercantile transaction and as managers and investment advisers for any company, partnership, public or private body, association, individual or entity wherever incorporated, formed or based outside Bermuda and, with the prior permission in writing of the Minister of Finance for any person or any class or group of persons incorporated, formed or based in Bermuda;
•	To act as underwriters, sponsors and agents for any government and other authority and, for any person and, with the prior permission in writing of the Minister of Finance, any person incorporated, formed or based in Bermuda;

•	To provide financial services, advice and facilities of every description, including (but without limiting the generality of the foregoing words) all these capable of being provided by stockholders, stockjobbers, promoters and managers of investment vehicles, investment media, financial advisers, underwriters and issuing houses to any person and, with the prior permission in writing of the Minister of Finance, any persons incorporated, formed or based in Bermuda;

•	To invest the funds of or available to us in the share or loan capital of any other company, partnership or other enterprise wherever incorporated, formed or carrying on business, and in the bonds or other obligations of any authority, undertaking or corporation, whether public or private; and

•	As set forth in paragraphs (b) to (n) and (p) to (u) inclusive in the Second Schedule to the Companies Act 1981.
     Directors’ Interests
     Pursuant to the terms of clause 96 of our bye-laws, a director shall not generally vote at a meeting of the board of directors or of a committee of the board of directors on any resolution concerning a matter in which he has a material interest unless such interest arises only because the situation falls within one or more of the following:
•	the resolution relates to our giving the director a guarantee, security or indemnity in respect of a liability incurred by him for our benefit;

•	the resolution relates to our giving a third party a guarantee, security or indemnity in respect of an obligation of ours for which the director has assumed responsibility under a guarantee or indemnity or by the giving a security;

•	the director’s interest arises in relation to the subscription or purchase by him of our securities pursuant to a general offer to our shareholders or to the public;

•	the director’s interest arises from being a participant in the underwriting of any of our securities;

•	the resolution relates to a proposal concerning another corporation in which he holds less than 1% of the shares;

•	the resolution relates to a retirement benefits scheme which has been approved by the authorities of any country for tax purposes;

•	the resolution relates to any contract or arrangement for the benefit of our employees and does not provide the director any advantage or privilege not accorded to the employees; or

•	any proposal concerning any insurance which we are empowered to purchase for the benefit of any of our directors.
     The board of directors may exercise all the powers of the company to borrow money and to mortgage or charge all or any part of our undertaking, property and assets and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any other person.
     Shareholders’ Rights
     The holders of our common shares are entitled to receive, on a pro rata basis, dividends when, as and if declared by our board of directors. Dividends may be paid only in accordance with the Companies Act 1981 of Bermuda which provides that dividends and other distributions to shareholders may not be paid if there are reasonable grounds for believing that:
•	W.P. Stewart & Co., Ltd. is, or would after the dividend payment be, unable to pay its liabilities as they become due; or

•	the realizable value of W.P. Stewart & Co., Ltd.’s assets after such payment would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.
     W.P. Stewart & Co., Ltd.’s ability to declare dividends on the common shares may also be limited by regulatory restrictions derived from the net capital rules of various regulatory bodies applicable to W.P. Stewart & Co., Ltd. and its subsidiaries. Rights to dividends and distributions that have not been claimed within six years after the date on which they were declared revert to W.P. Stewart & Co., Ltd.
     Subject to the provisions set forth below and any other special rights or restrictions as to voting for the time being attached to any class of shares by or in accordance with our bye-laws, at any general meeting on a poll vote, every shareholder who is present in person or by proxy shall have one vote for every common share of which such person is the holder. Most matters to be approved by holders of common shares require approval by a simple majority vote of the common shares represented at the shareholders’ meeting. A resolution passed by the holders of a majority of the issued common shares either in person or by proxy at a general meeting is required to approve an amalgamation with another company. Shareholders do not have cumulative voting rights. Shareholders have the power to elect directors, appoint auditors and make changes in the amount of authorized share capital of W.P. Stewart & Co., Ltd. The current maximum number of directors is 12; however eight directors were elected at the most recent annual general meeting of shareholders. All directors are elected at each annual general meeting, except that the board of directors may fill interim vacancies (including the vacancies caused by the difference between the maximum and actual numbers of directors) between general meetings.
     Our bye-laws limit the voting power of natural persons to a maximum of 5% of all votes attributable to our outstanding shares and the voting power of entities and persons other than natural persons to a maximum of 9.5% of the votes attributable to our outstanding shares. For these purposes, voting power held by any person or entity is deemed to include power held or shared by that person or entity as part of a “group” (as defined in the Securities Exchange Act of 1934). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder. These restrictions, however, will not apply to:

•	WPS II, Inc.;

•	Other shareholders or groups of shareholders who were shareholders of W.P. Stewart & Co., Ltd. immediately before our initial public offering; and

•	Additional persons, entities or groups that are designated by our board of directors.
     The votes that could have been cast by shareholders who are subject to these voting restrictions will be allocated to the other shareholders pro rata based on the number of shares they hold. However, no shareholder subject to these restrictions may be allocated additional voting rights to the extent that the allocation would cause that shareholder to have more than 5% (for natural persons) or 9.5% (for legal persons or entities) of the total voting power. This voting limitation was put in place to reduce the likelihood of our becoming a controlled foreign corporation for U.S. tax purposes. See Item 3 D under the caption “Key Information — Risk Factors — Our U.S. tax status could be challenged...” and Item 10 E under the caption “Additional Information — Taxation — United States — Controlled Foreign Corporation Rules” for a discussion of the tax consequences associated with our becoming a controlled foreign corporation.
     Our bye-laws also limit the overall voting power of all persons, entities or groups to 20% of the total number of all votes attributable to our outstanding shares (including the common shares). These limitations apply regardless of how many common shares are actually owned or controlled by a shareholder and regardless of whether the voting restrictions described in the previous paragraph apply to that shareholder. These restrictions, however, will not apply to:
•	WPS II, Inc. or its affiliates;

•	Direct or indirect subsidiaries of W.P. Stewart & Co., Ltd.;

•	Any shareholding entity that may be established for the purpose of our employee benefit plans and that is designated by our board of directors; and

•	Other persons, entities or groups that are designated by our board of directors.
     In addition, Arrow has been granted a waiver allowing the Arrow funds as a group to vote up to 24% of our outstanding voting power in the event their ownership is at or above such level.
     If W.P. Stewart & Co., Ltd. is wound up, the liquidator may, with the sanction of a resolution of shareholders, divide among the shareholders in kind all or part of our assets and may, with that sanction, vest all or part of the assets in trustees of trusts for the benefit of the shareholders in the liquidator’s discretion, provided that a shareholder may not be compelled to accept any securities or other assets which would subject that shareholder to liability.
     Changes in Shareholders’ Rights
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
     The quorum required for a meeting of shareholders is generally at least two shareholders present in person or by proxy representing not less than one-third in nominal value of the total issued common shares. Shareholders’ meetings are convened upon advance notice of at least 14 days.
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
     As an exempted company, W.P. Stewart & Co., Ltd. is exempted from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but, as an exempted company, we may not, except with the express authorization of the Bermuda legislature or under a license granted by the Minister of Finance of Bermuda, participate in certain business transactions including:
•	the acquisition or holding of land in Bermuda (except as required for our business and held by way of lease or tenancy for terms of not more than 50 years or with the consent of the Minister of Finance of Bermuda, as required to provide accommodation or recreational facilities for our employees and held by way of lease or tenancy for terms of not more than 21 years);

•	the taking of mortgages on land in Bermuda to secure an amount in excess of BD$50,000 without the consent of the Minister of Finance of Bermuda;

•	the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Bermuda government or a public authority; or

•	the carrying on of business of any kind in Bermuda other than with persons outside Bermuda, except in certain limited circumstances such as doing business with another exempted company in furtherance of the business of W.P. Stewart & Co., Ltd. carried on outside Bermuda.
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
     Pursuant to an agreement with Bowen Asia Limited and its shareholders, dated as of June 30, 1999, W.P. Stewart & Co., Ltd., increased its total investment in Bowen Asia Limited from 21.9% to 40%. The price of this increase was $500,000 and 27,769 of our shares. We have the option (exercisable from June 30, 2004 to June 30, 2009) to purchase such number of shares of Bowen as would increase our ownership to 50.1% of Bowen’s issued and outstanding shares. If we exercise this option, the Bowen shareholders will have the option to put their remaining shares in Bowen to us. In either case the option price per share would equal 15 times Bowen’s trailing four quarters’ after-tax earnings (or, if greater, $10 million in the case of our purchase option), divided by the number of outstanding Bowen shares. The agreement imposes limitations on any transfers or issuances of Bowen shares. If there is a change of control of W.P. Stewart & Co., Ltd., Bowen has the right to repurchase all Bowen shares then owned by W.P. Stewart & Co., Ltd. Bowen and its shareholders have a right of first refusal in the event we propose to sell any of our Bowen shares. The agreement also calls for us to have representation on Bowen’s board of directors.
          Investment Agreement
     The following is a summary of the material provisions of the Investment Agreement we entered into with Arrow on May 20, 2008. For more complete information, please refer to the full text of the Investment Agreement, a copy of which is attached as Exhibit 99.1 to our Form 6-K filed with the Securities and Exchange Commission on May 28, 2008. We encourage you to read the Investment Agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the Investment Agreement.
     The Tender Offer. Pursuant to the terms of the Investment Agreement, Arrow commenced the tender offer on May 28, 2008 to purchase up to 19,902,000 common shares at $1.60 per share on the terms and subject to the conditions set forth in their offer to purchase document filed with the Securities and Exchange Commission. We filed with the Securities and Exchange Commission a Solicitation/Recommendation Statement on Schedule 14D-9 on May 29, 2008, which stated that our Board of Directors had authorized the Investment Agreement and all the transactions contemplated thereby, and based on the recommendation of the Special Committee of the Board, excluding Mr. Stewart (who did not participate in the voting), unanimously determined that (i) the tender offer and the transactions contemplated thereby were in the best interest of shareholders, (ii) the tender offer price was fair to our unaffiliated shareholders, and (iii) we should execute the Investment Agreement and the Registration Rights Agreement described below and remain neutral with respect to the tender offer. Our Board did not make a recommendation regarding whether our shareholders should accept the tender offer and tender their common shares, and if so, how many common shares to tender, or whether to reject the tender offer and not tender their common shares.
     Newly Issued Share Purchases. Pursuant to the Investment Agreement, on the second business day following the expiration of the tender offer, we are required to issue to Arrow, and Arrow is required to purchase in addition to any common shares purchased in the tender offer, 5,010,000 shares at the $1.60 tender offer price per share. In addition, if after Arrow’s acquisition of shares in the tender offer and its required purchase of 5,010,000 shares from us, Arrow does not hold at least 13,840,000 of our common shares, then Arrow will have the option to purchase from us, at $1.60 per share, up to 2,430,000 additional newly issued common shares.
     Representations and Warranties. The Investment Agreement contains certain customary representations and warranties by us and Arrow as to matters of concern to each party.

     Bye-law Waiver. As permitted by our Bye-laws, we agreed to a limited waiver of certain of our Bye-law provisions to enable Arrow to vote in the aggregate the shares it acquires up to 24% of our outstanding voting power; provided, however, neither Arrow Masters LP, Arrow Partners LP nor Arrow Offshore, Ltd. may individually exercise in excess of 9.5% of our outstanding voting power. See Item 10 B under the caption “Additional Information —Memorandum and Articles of Association — Shareholders’ Rights”.
     Maintaining Share Listing. We have agreed that for a period of one year from the expiration of the tender offer, our common shares will either remain listed on the New York Stock Exchange, or if continued listing on the New York Stock Exchange is impracticable, we will seek to list our common shares on the American Stock Exchange or NASDAQ.
     Listing of Newly Issued Shares. On June 6, 2008, we filed with the New York Stock Exchange an application to list the maximum number of shares newly issuable pursuant to the Investment Agreement, in accordance with the New York Stock Exchange’s listing standards. If the listing of the newly issued shares on the New York Stock Exchange is not practicable, the newly issued shares must be approved for listing on such other exchange as our common shares are then listed.
     Termination. The Investment Agreement may be terminated at any time prior to the closing as follows:
•	by mutual consent of us and Arrow;

•	by either us or Arrow if any governmental authority shall have issued any order which has the effect of making consummation of the tender offer or the newly issued share purchase illegal;

•	by Arrow if, prior to the closing, (i) our Board of Directors or any committee of our Board of Directors shall have withdrawn or modified in a manner adverse to Arrow its approval of the Investment Agreement, the newly issued share purchase or the Board of Directors recommendation, or (ii) the Board of Directors approves or recommends an acquisition proposal by a third party that the Board of Directors determines to be superior to the transactions under the Investment Agreement, provided, that if Arrow terminates the Investment Agreement as provided in this clause (ii), we have agreed to pay $500,000 as liquidated damages to Arrow, provided, further that if Arrow has not yet terminated the Investment Agreement, Arrow will no longer have the right to terminate as provided in clause (ii) above once we have notified Arrow that our Board of Directors has withdrawn its recommendation and approval of the third party acquisition proposal and has reinstated its approval of the Investment Agreement and Board recommendation;

•	by us, upon approval of our Board of Directors, if (i) Arrow shall have terminated the tender offer without having accepted any shares for payment or failed to pay for shares pursuant to the tender offer by August 29, 2008, unless such action or inaction was caused by or resulted from the failure of certain conditions of the tender offer that pertain to obligations of or representations by us or (ii) prior to the purchase of common shares in the tender offer, the Board of Directors determines, upon consultation with outside counsel, that it is required to do so by its fiduciary duties under applicable law, in which event we have agreed to pay $500,000 to Arrow as liquidated damages; or

•	by either us or Arrow following the date which is 90 days after the date of issuance by any governmental authority of a temporary restraining order or preliminary injunction, which has not been vacated or dismissed, that prohibits the consummation, in whole or in part, of the tender offer or the share purchases described above under “Newly Issued Share Purchases”.

     Arrow Standstill. Arrow has agreed that, except for the transactions contemplated by the Investment Agreement, until the earlier of (i) the expiration of one year from the date on which Arrow acquires shares in accordance with the terms of the Investment Agreement, or (ii) the date on which we publicly announces a significant corporate transaction requiring approval of the shareholders and involving a material acquisition, disposition, amalgamation, merger or consolidation or any other similar extraordinary corporate transaction including, without limitation, the issuance of equity or debt securities by us that requires the approval of shareholders, neither Arrow nor any of its affiliates will (a) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any of our securities or property or any of our subsidiaries, (b) except at our specific written request, propose to enter into, directly or indirectly, any merger or business combination involving us or any of our subsidiaries or to purchase, directly or indirectly, a material portion of our assets or the assets of any of our subsidiaries, (c) make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) to vote, or seek to advise or influence any person with respect to the voting of, any of our voting securities or the voting securities of any of our subsidiaries, (d) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934) with respect to any of our voting securities or the voting securities of any of our subsidiaries, (e) otherwise act, alone or in concert with others, to seek to control or influence our management, our Board of Directors or our policies, (f) disclose any intention, plan or arrangement inconsistent with the foregoing, (g) advise, assist or encourage any other persons in connection with any of the foregoing, or (h) request any waiver of the above provisions. Arrow has further agreed that during such period neither Arrow nor its affiliates will take any action which might require us to make a public announcement regarding the possibility of a business combination or merger; provided that Arrow and its affiliates may purchase additional outstanding shares in compliance with applicable laws, rules and regulations in open market purchases at least 30 days after the expiration date of the tender offer, so long as Arrow’s total ownership does not at any time collectively exceed 45% of our outstanding shares.
     Principal Shareholder Agreements. William P. Stewart, Jr., as trustee of certain trusts, and Robert Kahn, two of our shareholders, have agreed that, subject to certain conditions, to the extent that Arrow receives tenders from other shareholders for less than 2,400,000 shares, they will tender shares to Arrow in the tender offer equal to such difference. Mr. Stewart, as trustee, agreed to tender 81.25% of such shares and Mr. Kahn agreed to tender 18.75% of such shares.
     In addition, in a letter to us, dated May 20, 2008, Mr. Stewart advised us that (i) he does not intend to tender in the tender offer any shares owned directly by him, and (ii) he does intend to tender in the tender offer up to 3,000,000 common shares held in trusts of which Mr. Stewart is a trustee. The above summary of Mr. Stewart’s intention to tender is qualified in its entirety by reference to the letter to us from Mr. Stewart, which is filed as Exhibit (e)(4) to our Schedule 14D-9 and is incorporated herein by reference. Certain other officers and directors also indicated their intention to tender in our Schedule 14D-9 and such information is incorporated herein by reference.
     Registration Rights Agreement. We have entered into a Registration Rights Agreement with Arrow pursuant to which we commit to use our best efforts to register for resale all of the newly issued shares that Arrow acquires as well as the shares acquired in the tender offer at any time after one year from the closing of the newly issued share issuance upon Arrow’s request. The Registration Rights Agreement provides that we will register and pay all costs (except underwriting discounts and commissions) associated with any such registration with respect to one Registration Statement on Form F-1 and up to three Registration Statements on Form F-3. The Registration Rights Agreement contains customary representations and warranties as well as customary indemnification provisions. For more complete information, please refer to the full text of the Registration Rights Agreement, a copy of which was filed as Exhibit 99.2 to our report on Form 6-K filed with the Securities and Exchange Commission on May 28, 2008. We encourage you to read the Registration Rights Agreement in its entirety because it, and not this summary, is the legal document that governs the rights and obligations of the parties under the Registration Rights Agreement.
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
     U.S. Holders. As used in this section, the term “U.S. person” means for U.S. federal income tax purposes:
•	a citizen or resident of the United States or any political subdivision thereof;

•	a corporation or partnership created or organized in the United States or under the laws of the United States or of any State; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The term “U.S. holder” means a person, a holder or a beneficial owner of common shares who is a U.S. person. A “non-U.S. holder” is any holder who is not a U.S. holder.
     In general, U.S. holders will include dividends in income, in accordance with their method of accounting, as ordinary income. Assuming the common shares are held as a capital asset, gain or loss on a subsequent sale or other taxable disposition of the stock will be a capital gain or loss, which will be long-term if such stock is held for more than one year. At least a portion of any dividend will constitute foreign source dividend income, which may be relevant for a U.S. holder’s foreign tax credit limit computation.
     Passive Foreign Investment Company Rules. W.P. Stewart & Co., Ltd., based on the nature of its assets and income, does not believe it should currently be classified as a “passive foreign investment company” (as defined below). However, it is possible, though W.P. Stewart & Co., Ltd. believes it unlikely, that W.P. Stewart & Co., Ltd. could be classified as a passive foreign investment company in the future.
     A foreign corporation will be treated as a passive foreign investment company if either 75% or more of its gross income is “passive income” or at least 50% of the average percentage of its assets are assets which produce or are held for the production of “passive income” (hereinafter “passive assets”). “Passive income” is generally defined as any income included in the definition of “foreign personal holding company income” under Section 954(c) of the Internal Revenue Code. Among these items are income consisting of:
•	dividends, interest, rent, royalties; and

•	gains and losses from the sale of property giving rise to the income described in the preceding item, as well as other types of income not here relevant.
     For these purposes, cash held by a foreign corporation generally constitutes a passive asset, but trade or service receivables resulting from a business which produces non-passive income does not. Intangibles that produce identifiable types of income (including goodwill) are similarly characterized in terms of the type of income they produce. A foreign corporation owning at least 25% by value of the stock of another corporation is treated, for purposes of passive foreign investment company classification, as if it held its proportionate share of such corporate assets and received directly its proportional share of such corporation’s income.
     If a foreign corporation constitutes a passive foreign investment company, any U.S. person holding any amount of stock in such corporation will generally be subject to certain adverse tax consequences including an interest charge on “excess distributions” of the passive foreign investment company. Alternatively, such U.S. person may elect to be taxed currently on its share of passive foreign investment company income by being treated as receiving a distribution of its pro rata share of the passive foreign investment company earnings and profits. A U.S. person may also make a “mark-to-market” election with respect to “marketable” passive foreign investment company stock to recognize (at the close of each taxable year) any excess of the fair market value of such stock over its adjusted basis as ordinary income and any excess of the adjusted basis of such stock over its fair market value as ordinary loss.
     Controlled Foreign Corporation Rules. Our bye-laws contain provisions which attempt to prevent us from becoming a “controlled foreign corporation.” Specifically, the provisions restrict the voting rights associated with voting shares in the case of any shareholder who acquires sufficient shares to become a U.S. Shareholder (as defined below) if the effect of such acquisition would be to cause us to become a controlled foreign corporation. In any event, the controlled foreign corporation rules will not apply to a U.S. holder that never owns (directly, indirectly or by attribution) 10% or more of the common shares.

     In general, a foreign corporation will constitute a controlled foreign corporation if more than 50% of the shares of the corporation, measured by reference to combined voting power or value, is held, directly or indirectly, by “U.S. Shareholders.” A “U.S. Shareholder”, for this purpose, is any person that is a U.S. person for U.S. federal income tax purposes that possesses 10% or more of the combined voting power of all classes of shares of a corporation. Neither W.P. Stewart & Co., Ltd. nor any of its foreign affiliates is a controlled foreign corporation.
     If W.P. Stewart & Co., Ltd. (or any foreign affiliate) were in the future to constitute a controlled foreign corporation, a U.S. Shareholder of W.P. Stewart & Co., Ltd. would be treated, subject to certain exceptions, as receiving a dividend at the end of our taxable year in an amount equal to that person’s pro rata share of the “subpart F income” and certain U.S. source income of W.P. Stewart & Co., Ltd. (or any controlled foreign corporation foreign affiliate), whether or not distributed. Among other items, and subject to certain exceptions, “subpart F income” includes dividends, interest, annuities, gains from the sale of shares and securities, certain gains from commodities transactions, certain types of insurance income and income from certain transactions with related parties. If W.P. Stewart & Co., Ltd. (or any foreign affiliate) were in the future to constitute a controlled foreign corporation, we believe only a relatively small portion of our income would be subpart F income.
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
     Backup Withholding. A U.S. holder of common shares may, under certain circumstances, be subject to “backup withholding” at the rate of 28% with respect to dividends paid on the common shares or the proceeds of sale, exchange or redemption of common shares unless such U.S. holder:
•	is a corporation or comes within certain other exempt categories, and, when required, demonstrates this fact; or

•	provides a correct taxpayer identification number, certifies that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.
     Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability. A U.S. holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Assuming proper shareholder information is provided, we believe that back-up withholding will not be required.
     Non-U.S. Holders. Dividends paid by foreign corporations are treated as income from U.S. sources and subject to withholding at a rate of 30% if 25% or more of the foreign corporation’s gross income for the three-year period (or such part of the period such corporation was in existence) ending with the close of its taxable year preceding the declaration of such dividend was effectively connected (or treated as effectively connected) with the conduct of a U.S. trade or business, but only in an amount that bears the same ratio to the dividend as the gross income which is effectively connected with a U.S. trade or business bears to the foreign corporation’s gross income from all sources. The Internal Revenue Code provides, however, that if a foreign corporation is “subject to” the branch profits tax, then the above-described withholding tax does not apply.
     Accordingly, because W.P. Stewart & Co., Ltd. and W.P. Stewart Asset Management Ltd., if more than 25% of their gross income were deemed connected with the United States, will be subject to the branch profits tax, we do not believe that non-U.S. holders will be subject to the 30% withholding tax.
     Moreover, gains and losses on the sale or exchange of common shares generally will not be subject to U.S. income or withholding tax unless:
•	in the case of a non-U.S. holder who is an individual, such non-U.S. holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of disposition (in which case such individual may be taxed as a U.S. holder in any event); or

•	any gain is effectively connected with the non-U.S. holder’s trade or business in the United States.
     The value of common shares should not be includible in the gross estate of any individual non-U.S. holder for purposes of determining such non-U.S. holder’s liability, if any, for U.S. estate tax on non-resident alien individuals.
     F. Dividends and Paying Agents
     Not Applicable.
     G. Statements by Experts
     Not Applicable.
     H. Documents on Display
     You may read and copy any documents filed by W.P. Stewart & Co., Ltd. at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also access our filings electronically at www.sec.gov. Our filings with the SEC are also available to the public through the New York Stock Exchange, 20 Broad Street, New York, New York 10005, on which the common shares are listed.
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
     As of December 31, 2007, we had no long-term debt instruments.
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
     We have exposure to equity price risks since we earn most of our revenues from asset management contracts with clients pursuant to which clients pay us an asset management fee equal to a percentage of the market value of the assets we manage. As a result, if securities prices fluctuate, the market value of the assets may fluctuate, and our revenues and profitability may fluctuate as well. All other factors being equal, if securities prices fall, the value of our clients’ portfolios, and our revenues, would fall as well. In addition, if securities prices fall, securities may become less attractive investments as compared to other investments. Clients have the right to remove their assets from our management at any time, and may be more likely to do so when securities prices decrease. In that case, the amount of assets we manage may decrease, and our revenues and net income may fall as well.
     We also had exposure to equity price risks as a result of our investment as of December 31, 2007 of $11.4 million in a pooled investment vehicle. This partnership invested in companies in Europe, Australia and Asia, including India. The value of our partnership interest will vary with the value of the partnerships’ underlying equity portfolios. We have the ability to withdraw from our partnership capital account as of the beginning of each calendar month. As of June 1, 2008, we had withdrawn all funds in this partnership other than approximately $1.1 million which remained invested in equity securities.
Item 12. Description of Securities Other Than Equity Securities
     Not Applicable.
Part II.
Item 13. Default, Dividend Arrearages and Delinquencies
     Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     Not Applicable.
Item 15. Controls and Procedures
     A. Disclosure Controls and Procedures
     Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we have assessed the effectiveness of the design and operation of the company’s disclosure controls and procedures pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934, as of December 31, 2007. Based upon that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective.
     B. Management’s Annual Report on Internal Control Over Financial Reporting
     Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed under the supervision of our principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of our financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.
     As of the end of our 2007 fiscal year, management conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management has determined that our internal control over financial reporting as of December 31, 2007 is effective.
     Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.
     The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, appearing on page F-2 of this Annual Report on Form 20-F.
     C. Report of the Registered Public Accounting Firm
     The effectiveness of our internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, appearing on page F-2 of this Annual Report on Form 20-F.
     D. Changes in Internal Control Over Financial Reporting
     There were no significant changes made during 2007 in our internal controls or in other factors that has materially affected, or is likely to materially affect, those controls.

Item 16A. Audit Committee Financial Expert
     Our Board of Directors has determined (by action of its Executive Committee) that at least one member of the Audit Committee, Jan J. Spiering, qualifies as a financial expert as that term is defined by the Securities and Exchange Commission. Mr. Spiering’s business experience is described under Item 6 A “Directors, Senior Management and Employees—Directors and Senior Management.” The Board of Directors has determined that Mr. Spiering is an independent director as such term is defined by the New York Stock Exchange listing standards.
Item 16B. Code of Ethics
     We have adopted a Code of Business Conduct and Ethics which applies to all of our directors, executive officers and other employees. A copy of this Code of Business Conduct and Ethics has been posted and is available on our website at www.wpstewart.com. A copy of this Code will also be made available to our shareholders upon request by contacting our Deputy Managing Director—Investor Relations by phone at (441) 295-8585, by fax at (441) 296-8357 or by e-mail at IRINFO@wpstewart.com.
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
Item 16C. Principal Accountant Fees and Services
     Audit Fees
     The aggregate fees billed by PricewaterhouseCoopers LLP, our independent registered public accountants, for the audit of our financial statements and other services provided in connection with statutory and regulatory filings were $885,364 and $789,282 for fiscal years ended December 31, 2007 and 2006, respectively.
     Audit-Related Fees
     The aggregate fees billed by PricewaterhouseCoopers LLP for assurance and related services related to the performance of an audit or review of our financial statements were $0 and $19,000 for fiscal years ended December 31, 2007 and 2006, respectively. Audit-related fees for the year ended December 31, 2006 were for work performed in connection with Sarbanes-Oxley Section 404 compliance.
     Tax Fees
     The aggregate fees billed by PricewaterhouseCoopers LLP for services related to tax compliance, tax advice and tax planning were $386,463 and $326,949 for fiscal years ended December 31, 2007 and 2006, respectively. Tax fees are fees in respect of tax return preparation, consultation on tax matters and other tax planning and advice.
     All Other Fees
     The aggregate fees billed by PricewaterhouseCoopers LLP for all services other than those described above were $0 for each of the fiscal years ended December 31, 2007 and 2006.
     All of the audit-related, tax and other fees described above were pre-approved by the Audit Committee. The Audit Committee, or a designated member thereof, pre-approves each audit and non-

audit service rendered by our external auditor. The following are “prohibited non-audit services”: (i) bookkeeping or other services related to the accounting records or financial statements of W.P. Stewart & Co., Ltd.; (ii) financial information systems design and implementation; (iii) appraisal or valuation services, providing fairness opinions or preparing contribution-in-kind reports; (iv) actuarial services; (v) internal audit outsourcing services; (vi) management functions or human resources; (vii) broker or dealer, investment adviser or investment banking services; (viii) legal services and expert services unrelated to the audit; and (ix) any other service that the Public Company Accounting Oversight Board prohibits through regulation. The services discussed in clauses (i) through (v) are permitted provided the Audit Committee reasonably concludes that the results of such services will not be subject to audit procedures during an audit.
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
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not Applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     The following table shows, for each month in 2007, certain information with respect to our purchase of our common shares. All unvested shares were repurchased from employees at the lower of the original price paid by such employee or the then current market price. Unvested shares were repurchased at the time of the employee’s termination of employment. No vested shares were purchased from employees. No shares were purchased as part of a publicly announced repurchase program during 2007.

	Total Number of Shares
	Purchased from
	Employees		Average Price
			Paid
Month	Vested	Unvested	Per Share
Jan 2007	—	4,239	$13.96
Feb 2007	—	168,090	$10.21
Mar 2007	—	100	$11.41
Apr 2007	—	89,763	$9.08
May 2007	—	—	—
Jun 2007	—	—	—
Jul 2007	—	852	$11.68
Aug 2007	—	322	$12.16
Sep 2007	—	—	—
Oct 2007	—	54	$9.96
Nov 2007	—	—	—
Dec 2007	—	—	—

	—	263,420

Part III.
Item 17. Financial Statements
     See pages F-1 through F-26, incorporated herein by reference.
Item 18. Financial Statements
     Not Applicable.
Item 19. Exhibits

1.1*	Memorandum of Association

1.2*	Bye-Laws

2.1**	Form of Stock Certificate

4.1*	1996 Shareholders Agreement among Global Reach, Limited and Shareholders of Global Reach Limited

4.2*	Purchase Agreement, dated as of June 30, 1999, between W.P. Stewart & Co., Ltd. and Bowen Asia Limited

4.3***	Amendment to 1996 Shareholder Agreement

4.4#	Investment Agreement, dated May 20, 2008, between Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd. and W.P. Stewart & Co., Ltd.

4.5#	Registration Rights Agreement, dated May 20, 2008, between Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd. and W.P. Stewart & Co., Ltd.

4.6##	Letter from WPS II, Inc. to W.P. Stewart & Co., Ltd., dated May 20, 2008

4.7##	Letter from William P. Stewart, Jr. to W.P. Stewart & Co., Ltd., dated May 20, 2008

4.8†	Agreement among William P. Stewart, Jr., Purchasers and W.P. Stewart & Co., Ltd., dated May 20, 2008

4.9††	Agreement among Robert L. Kahn, Purchasers and W.P. Stewart & Co., Ltd., dated May 20, 2008

8.1	Subsidiaries of the Registrant

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP

*	Previously filed on November 21, 2000 as an exhibit to the Registrant’s Registration Statement on Form F-1 (333-49420).

**	Previously filed on December 6, 2000 as an exhibit to the Registrant’s Registration Statement on Form 8-A/A (001-16245).

***	Previously filed on March 30, 2001 as an exhibit to the Registrant’s Report on Form 20-F (001-16245).

#	Previously filed on May 28, 2008 as an exhibit to the Registrant’s Report on Form 6-K (001-16245).

##	Previously filed on May 29, 2008 as an exhibit to the Registrant’s Schedule 14D-9.

†	Incorporated by reference to Exhibit (e)(5) to the Registrant’s Schedule 14D-9 filed on May 29, 2008.

††	Incorporated by reference to Exhibit (e)(6) to the Registrant’s Schedule 14D-9 filed on May 29, 2008.

Report of Independent Registered Public Accounting Firm
To: the Board of Directors and
Shareholders of W.P. Stewart & Co., Ltd.
In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of operations, changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of W.P. Stewart & Co., Ltd. and its subsidiaries (the “Company”) at December 31, 2007, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting under Item 15.B. of this Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits, which was an integrated audit in 2007. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
PricewaterhouseCoopers LLP
New York, New York
June 27, 2008

W.P. Stewart & Co., Ltd.
Consolidated Statements of Financial Condition
December 31, 2007, 2006 and 2005

	2007	2006	2005

Assets:

Cash and cash equivalents	$37,989,633	$30,323,957	$64,566,799
Fees receivable	2,248,967	3,709,922	4,530,566
Receivable from clearing broker	90,239	315,867	975,603
Investments in unconsolidated affiliates (net of accumulated amortization of $576,604, $494,232 and $411,860 for 2007, 2006 and 2005, respectively)	3,944,336	3,904,218	3,829,391
Receivables from affiliates, net	1,986,260	11,430,102	6,006,088
Investments, trading (cost $9,746,671 and $30,195,156 for 2007 and 2006, respectively)	11,018,593	31,803,543	—
Investments, available for sale (cost $96,518, $96,518 and $8,861,345 for 2007, 2006 and 2005, respectively)	151,262	129,312	8,756,877
Investment in aircraft (net of accumulated depreciation of $22,451,475 and $21,450,140 for 2006 and 2005, respectively)	—	—	1,001,335
Goodwill	8,681,797	8,681,797	5,631,797
Intangible assets (net of accumulated amortization of $79,010,143, $40,953,034 and $36,513,924 for 2007, 2006 and 2005, respectively)	9,771,319	47,828,426	49,317,537
Furniture, equipment, software and leasehold improvements (net of accumulated depreciation and amortization of $7,154,257, $6,662,378 and $5,621,096 for 2007, 2006 and 2005, respectively)	2,333,705	3,380,812	3,432,340
Interest receivable on shareholders’ notes	13,147	15,044	40,700
Income taxes receivable	4,417,442	2,598,921	1,464,058
Deferred income taxes receivable	728,000	—	—
Other assets	2,551,425	2,429,594	3,027,281

	$85,926,125	$146,551,515	$152,580,372

Liabilities and Shareholders’ Equity:

Liabilities:
Loans payable	$—	$14,595,612	$15,412,341
Employee compensation and benefits payable	2,807,142	6,181,267	4,213,626
Fees payable	2,229,638	2,704,532	3,097,377
Vendor payables	3,901,244	4,766,374	3,057,694
Accrued expenses and other liabilities	4,900,000	4,900,000	4,900,000
Deferred income taxes payable	—	637,500	—

	13,838,024	33,785,285	30,681,038

Minority Interest	—	—	254,348

Shareholders’ Equity:
Common shares, $0.001 par value (125,000,000 shares authorized 51,022,066, 47,569,278 and 46,837,855 shares issued and outstanding for 2007, 2006 and 2005, respectively)	51,022	47,569	46,838
Additional paid-in-capital	106,077,793	90,545,974	85,445,648
Accumulated other comprehensive income	1,166,913	1,114,075	429,924
Retained earnings/(deficit)	(34,911,733)	21,719,738	37,519,609

	72,383,995	113,427,356	123,442,019

Less: notes receivable for common shares	(295,894)	(661,126)	(1,797,033)

	72,088,101	112,766,230	121,644,986

	$85,926,125	$146,551,515	$152,580,372

The accompanying notes are an integral part of these consolidated financial statements.

W.P. Stewart & Co., Ltd.
Consolidated Statements of Operations
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Revenue:
Fees (includes fees from affiliates of $4,983,813, $15,313,602 and $10,524,528 for 2007, 2006 and 2005, respectively)	$64,322,381	$107,802,462	$113,197,833
Commissions	13,875,152	29,608,834	31,889,805
Realized gain on sale of aircraft	18,464,963	—	—
Realized and unrealized gains/(losses) on investments	1,460,178	2,229,075	(129,159)
Interest and other	2,265,888	2,490,307	2,896,376

	100,388,562	142,130,678	147,854,855

Expenses:
Employee compensation and benefits	48,125,077	43,725,858	34,152,799
Fees paid out	6,626,482	8,126,112	9,058,834
Performance fee charge	—	2,625,642	-
Commissions, clearance and trading	2,301,335	5,665,123	6,993,204
Research and administration	12,260,688	13,628,542	14,399,422
Marketing	6,002,748	6,309,491	5,540,294
Depreciation and amortization	5,769,095	6,572,545	8,206,220
Impairment of intangible asset	33,557,074	—	12,452,978
Other operating	10,351,246	11,971,467	9,959,838

	124,993,745	98,624,780	100,763,589

Income/(loss) before taxes	(24,605,183)	43,505,898	47,091,266

Provision for taxes	6,796,053	6,030,455	7,038,582

Net income/(loss)	$(31,401,236)	$37,475,443	$40,052,684

Earnings/(loss) per share:

Basic earnings/(loss) per share	$(0.68)	$0.82	$0.88

Diluted earnings/(loss) per share	$(0.68)	$0.82	$0.87

The accompanying notes are an integral part of these consolidated financial statements.

W.P. Stewart & Co., Ltd.
Consolidated Statements of Changes in Shareholders’ Equity
For the Years Ended December 31, 2007, 2006 and 2005

				Accumulated
			Additional	Other
	Common Shares		Paid-In	Comprehensive	Retained	Notes
	Shares	Amount	Capital	Income	Earnings/(Deficit)	Receivable	Total

Balance @ December 31, 2004	46,113,462	$46,113	$80,260,553	$984,626	$53,204,705	$(3,066,716)	$131,429,281

Issuance of common shares, @ $0.001 par value
Cash	59,176	59	1,109,166				1,109,225
Notes receivable	714	1	11,837			(11,838)	—
Restricted shares	666,035	666	(666)				—

Repurchase and cancellation of common shares, @ $0.001 par value	(1,000)	(1)	(25,159)				(25,160)

Cancellation of common shares, @ $0.001 par value	(532)	—	(8,772)			8,772	—

Non-cash compensation			4,098,689			8,643	4,107,332

Net income					40,052,684		40,052,684

Dividends ($1.20 per share)					(55,737,780)		(55,737,780)

Other comprehensive income				(554,702)			(554,702)

Proceeds from notes receivable for common shares						1,264,106	1,264,106

Balance @ December 31, 2005	46,837,855	46,838	85,445,648	429,924	37,519,609	(1,797,033)	121,644,986

Issuance of common shares, @ $0.001 par value
Restricted shares	1,127,801	1,127	(1,127)				—

Repurchase and cancellation of common shares, @ $0.001 par value	(233,012)	(233)	(2,660,036)				(2,660,269)

Cancellation of common shares, @ $0.001 par value	(36,214)	(36)	(555,969)			556,005	—

Forfeiture of common shares, @ $0.001 par value	(127,152)	(127)	127				—

Non-cash compensation			8,317,331		77,582	36,418	8,431,331

Net income					37,475,443		37,475,443

Dividends ($1.13 per share)					(53,352,896)		(53,352,896)

Other comprehensive income				684,151			684,151

Proceeds from notes receivable for common shares						543,484	543,484

Balance @ December 31, 2006	47,569,278	47,569	90,545,974	1,114,075	21,719,738	(661,126)	112,766,230

Issuance of common shares, @ $0.001 par value
Restricted shares	3,929,000	3,929	(3,929)				—

Repurchase and cancellation of common shares, @ $0.001 par value	(256,931)	(257)	(2,518,597)				(2,518,854)

Cancellation of common shares, @ $0.001 par value	(6,489)	(6)	(87,250)			87,256	—

Forfeiture of common shares, @ $0.001 par value	(212,792)	(213)	213				—

Non-cash compensation			18,141,382		310,502	43,993	18,495,877

Net (loss)					(31,401,236)		(31,401,236)

Dividends ($0.53 per share)					(25,540,737)		(25,540,737)

Other comprehensive income				52,838			52,838

Proceeds from notes receivable for common shares						233,983	233,983

Balance @ December 31, 2007	51,022,066	$51,022	$106,077,793	$1,166,913	$(34,911,733)	$(295,894)	$72,088,101

The accompanying notes are an integral part of these consolidated financial statements.

W.P. Stewart & Co., Ltd.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Cash flows from operating activities:
Net (loss)/income	$(31,401,236)	$37,475,443	$40,052,684
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
(Gain)/loss on sale of trading securities	(1,761,978)	(204,628)	—
(Gain)/loss on sale of available for sale securities	(15,965)	(407,030)	156,746
(Gain)/loss on disposition of aircraft	(18,464,963)
(Gain)/loss on disposition of furniture, equipment, software and leasehold improvements	—	14,952	—
Unrealized (gain)/loss on trading securities	336,465	(1,608,387)	—
Unrealized (gain)/loss on available for sale securities	(18,700)	4,390	(22,780)
Amortization of bond premium	—	710,356	384,942
Depreciation and amortization	39,326,169	6,572,545	20,659,198
Equity in income of unconsolidated affiliates	2,509	(32,199)	(53,752)
Non-cash compensation	18,495,877	8,431,331	4,107,332
Minority interest	—	(254,348)	254,348
Changes in operating assets and liabilities:
Fees receivable	1,460,955	820,644	(1,904,366)
Receivable from clearing broker	225,628	659,736	(700,667)
Proceeds from sale of trading securities	37,448,650	2,664,682	—
Purchase of trading securities	(15,238,187)	(32,655,209)	—
Receivables from affiliates, net	9,443,842	(5,424,014)	8,702,181
Income taxes receivable	(1,818,521)	(1,134,863)	(1,377,476)
Deferred income taxes receivable	(728,000)	—	—
Interest receivable on shareholders’ notes	1,897	25,656	22,194
Other assets	(121,831)	597,687	243,508
Employee compensation and benefits payable	(3,374,125)	1,967,641	(1,710,738)
Fees payable	(474,894)	(392,845)	630,816
Vendor payables	(865,130)	1,708,680	(229,027)
Accrued expenses and other liabilities	—	—	(500,000)
Deferred income taxes payable	(637,500)	637,500	—

Net cash provided by operating activities	31,820,962	20,177,720	68,715,143

Cash flows provided by/(used for) investing activities:
Proceeds from sale of available for sale securities	15,965	14,922,031	7,325,566
Purchase of available for sale securities	—	(6,554,421)	(7,551,788)
Purchase of goodwill	—	(3,050,000)	—
Purchase of intangible assets	—	(2,950,000)	—
Investment in unconsolidated affiliate	(125,000)	(125,000)	(75,001)
Purchase of furniture, equipment, software and leasehold improvements	(139,582)	(1,062,151)	(941,415)
Proceeds from disposition of aircraft	18,464,963	—	—
Proceeds from disposition of furniture, equipment, software and leasehold improvements	—	49,000	—

Net cash provided by/(used for) investing activities	18,216,346	1,229,459	(1,242,638)

Cash flows (used for) financing activities:
Payments on loans payable	(14,595,612)	(816,729)	(790,651)
Proceeds from issuance of common shares	—	—	1,109,225
Repurchase of common shares	(2,518,854)	(2,660,269)	(25,160)
Proceeds from notes receivable for common shares	233,983	543,484	1,264,106
Dividends to shareholders	(25,540,737)	(53,352,896)	(55,737,780)

Net cash (used for) financing activities	(42,421,220)	(56,286,410)	(54,180,260)

Effect of exchange rate changes in cash	49,588	636,389	(584,592)

Net (decrease)/increase in cash and cash equivalents	7,665,676	(34,242,842)	12,707,653

Cash and cash equivalents, beginning of year	30,323,957	64,566,799	51,859,146

Cash and cash equivalents, end of year	$37,989,633	$30,323,957	$64,566,799

Supplemental disclosures of cash flows information Cash paid during the period for:

Income taxes	$9,945,000	$6,732,017	$8,817,574

Interest	$711,013	$1,065,620	$854,200

Supplemental Schedule of Non-Cash Investing and Financing Activities:
The Company cancelled outstanding notes of $87,256, $556,005 and $8,772 for the years ended December 31, 2007, 2006 and 2005, respectively (see Note 10).
The Company issued common shares for notes receivable for the year ended December 31, 2005 in the amount of $11,838 (see Note 11).
The Company issued 3,929,000, 1,127,801 and 666,035 common shares for the years ended December 31, 2007, 2006 and 2005, recorded with a fair value of $44,901,600, $20,480,649 and $15,113,352, respectively and cancelled 212,792 and 127,152 forfeited restricted common shares for the years ended December 31, 2007 and 2006 recorded with a fair value of $4,182,592 and $2,800,737, respectively (see Note 13).
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
NOTE 1: BASIS OF PRESENTATION
The accompanying consolidated financial statements of W.P. Stewart & Co., Ltd., a Bermuda exempt company incorporated on August 16, 1996 and a registered investment adviser under the United States of America (“U.S.”) Investment Advisers Act of 1940, as amended, (“WPS & Co., Ltd.” and, together with its subsidiaries, the “Company”) are presented on a consolidated basis.
NOTE 2: BACKGROUND AND ORGANIZATION
For the years ended December 31, 2007, 2006 and 2005, the consolidated Company consisted of several affiliated entities under common control, which provide investment advisory and related services including securities brokerage. The background and organization of the principal entities presented in the Company’s consolidated financial statements are set out below.
The Company’s subsidiaries and affiliates include:
W.P. Stewart Asset Management Ltd. (“WPSAM”), a wholly-owned subsidiary, is a registered investment adviser under the U.S. Investment Advisers Act of 1940 with clients throughout the world.
W.P. Stewart Securities Limited (“WPSSL”), a wholly-owned subsidiary, acts as an introducing broker, clearing all transactions with, and for, customers of its affiliates on a fully-disclosed basis through an independent clearing broker. WPSSL is a registered broker-dealer under the U.S. Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”).
W.P. Stewart Fund Management Limited (“WPS Dublin”), is a wholly-owned subsidiary of WPSAM. The primary business of WPS Dublin is providing management and administrative services to investment funds. WPS Dublin is currently the manager of W.P. Stewart Funds plc and W.P. Stewart (Distributor) Funds plc, two umbrella-type open-ended investment companies regulated by the Irish Financial Services Regulatory Authority (“IFSRA”), formerly regulated by the Central Bank of Ireland. On December 14, 2007, the WPS Asia Fund, one of the funds under the W.P. Stewart Funds plc umbrella was terminated and in April 2008, the directors of W.P. Stewart (Distributor) Funds plc resolved to recommend to the shareholders that the company be placed in member’s voluntary liquidation.
W.P. Stewart & Co., Inc. (“WPSI”), a wholly-owned subsidiary, is a registered investment adviser under the U.S. Investment Advisers Act of 1940. Its principal business is to provide investment research and sub-advisory services to the Company.
WPS Aviation Holdings LLC (“WPS Aviation”) is a wholly-owned subsidiary of WPSI.
W.P. Stewart & Co. (Europe), Ltd. (“WPS Europe”), a wholly-owned subsidiary, is authorized and regulated by the Financial Services Authority (“FSA”) and previously was regulated by the Investment Management Regulatory Organisation Limited (“IMRO”). Its principal business is to provide investment research and sub-advisory services to the Company.
W.P. Stewart Fund Management S.A. (“WPSFM SA”), is a wholly-owned subsidiary, subject to the jurisdiction of the Commission de Surveillance du Secteur Financier (“CSSF”). The primary business of WPSFM SA is providing management and administrative services to investment funds. WPSFM SA is currently the manager of W.P. Stewart Holdings Fund (formerly W.P. Stewart Holdings N.V.), an open-

ended investment company under the jurisdiction of the CSSF and listed on the Euronext Amsterdam and the W.P. Stewart Global Growth Fund, an open-ended investment company under the jurisdiction of the CSSF.
In October and November 2006, the Company commenced investment activities in the WPS US Absolute Investment Partnership, L.P., WPS US Relative Investment Partnership, L.P. and WPS International Partners, L.P., three new investment partnerships, which are wholly-owned subsidiaries of the Company. These investment partnerships were formed to hold a portfolio of listed equity securities which are classified as investments, trading in the consolidated statements of financial condition. In May 2007, the portfolio of the WPS US Absolute Investment Partnership, L.P. was liquidated and in December 2007, the portfolio of the WPS US Relative Investment Partnership, L.P. was liquidated. Investment activities in both of the partnerships ceased once the portfolios had been liquidated.
Business Acquisitions
In 1999 the Company acquired 50% of TPRS Services N.V. (“TPRS”) and 100% of NS Money Management (Bermuda) Limited (“NSMM”) and First Long Island Investors, Inc. (“FLII”). On December 29, 2000, the Company acquired the remaining 50% of TPRS. The repurchase provisions of the acquisition agreements specified that 80% of the Company’s common shares issued in connection therewith could be repurchased (“contingently returnable shares”) at par value by the Company up to a maximum of 20% per year as of January 1, 2000, 2001, 2002 and 2003, except in the case of the December 29, 2000 TPRS acquisition where the reference dates were July 1, 2001, 2002, 2003 and 2004, if assets under management which were part of the acquisitions decreased below defined reference amounts at the specified dates and were not replaced.
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
The shares issued in connection with the TPRS, NSMM and FLII acquisitions were initially reported in shareholders’ equity (within share capital and as a contra-equity account captioned “contingently returnable shares”) at their issuance prices as of the dates the acquisitions were consummated. On the dates on which the contingently returnable shares ceased to be subject to repurchase, the contra-equity account was relieved and any difference between the initial issue price and the then current fair value of those shares was charged or credited to additional paid-in capital, and the purchase price was adjusted for the fair value of the shares. Cash dividends on shares no longer subject to repurchase were recorded as a reduction of shareholders’ equity.
Intangible assets arising from the Company’s business acquisitions are comprised primarily of customer relationships.

The following table shows information for each acquisition as of and for the year ended December 31, 2007.

	Aggregate	Shares Not	Purchase	Intangible
	Number of	Subject to	Price	Amortization
Acquisition	Shares	Repurchase	Allocation	for the Year

TPRS	1,966,000	1,966,000	$18,881,238	$2,596,633
FLII	1,200,000	1,200,000	13,632,548	1,536,279

	3,166,000	3,166,000	$32,513,786	$4,132,912

The following table shows information for each acquisition as of and for the year ended December 31, 2006.

	Aggregate	Shares Not	Purchase	Intangible
	Number of	Subject to	Price	Amortization
Acquisition	Shares	Repurchase	Allocation	for the Year

TPRS	1,966,000	1,966,000	$42,367,772	$2,596,633
FLII	1,200,000	1,200,000	23,703,088	1,536,279

	3,166,000	3,166,000	$66,070,860	$4,132,912

The following table shows information for each acquisition as of and for the year ended December 31, 2005.

	Aggregate	Shares Not	Purchase	Intangible
	Number of	Subject to	Price	Amortization
Acquisition	Shares	Repurchase	Allocation	for the Year

TPRS	1,966,000	1,966,000	$42,367,772	$2,596,633
NSMM	863,831	863,831	17,042,406	953,839
FLII	1,200,000	1,200,000	23,703,088	1,536,279

	4,029,831	4,029,831	$83,113,266	$5,086,751

On November 14, 2001, the Company acquired a controlling interest in TPR & Partners N.V. (“TPR”), an asset-gathering firm based in The Netherlands via the acquisition of shares in a Bermuda holding company that indirectly owns 100% of the shares of TPR. Going forward, the Bermuda company, which is named W.P. Stewart Asset Management (Europe), Ltd. (“WPSAM Europe”), serves as the umbrella for the Company’s European asset gathering and client servicing activities. In the transaction, the Company initially acquired 9,000 of WPSAM Europe’s 12,000 outstanding shares in exchange for 330,000 common shares of the Company. The acquisition price of $8,052,000 less the fair value of net assets acquired of $170,203 has been allocated to intangible assets and goodwill. The former beneficial owners of TPR, one of whom is an executive officer of the Company, and their assigns continued to hold the remaining 3,000 shares of WPSAM Europe until July 1, 2006, at which time the Company acquired those shares at a fair value price of $6,000,000, which has been allocated to intangible assets and goodwill in the amounts of $2,950,000 and $3,050,000, respectively. For the years ended December 31, 2007 and 2006 there was no impairment in the carrying value of goodwill.
In the second and fourth quarters of 2007, due to a loss of assets under management, the fees from which supported the customer related intangible assets of the TPRS and FLII acquisitions, the Company recognized an impairment loss of $33,557,074. Accordingly, the purchase price allocations of the TPRS and FLII acquisitions were adjusted by $23,486,534 and $10,070,540, respectively.
Late in the fourth quarter of 2005, the Company was instructed to liquidate certain NSMM accounts as a result of a third party business transaction impacting the related clients. This resulted in an outflow of approximately $200 million in assets under management (“AUM”). The future undiscounted cash flows generated by the advisory fees on the $200 million of AUM supported the NSMM customer related intangible assets. As a result of this event, for the year ended December 31, 2005, the Company recognized an impairment loss equal to the carrying value of the asset in the amount of $12,452,978.
For intangible assets subject to amortization, the estimated aggregate amortization expense for each of the five succeeding years ending December 31 is as follows:

2008	$1,215,347
2009	$1,553,547
2010	$1,218,399
2011	$1,053,910
2012	$962,123
NOTE 3: ACCOUNTING POLICIES
These consolidated financial statements are presented in conformity with accounting principles generally accepted in the U.S. The functional currency for the Company and its affiliates is the U.S. dollar with the exceptions of WPS Europe and W.P. Stewart Asset Management (Europe), N.V. (“WPSAM Europe N.V.”), a wholly-owned subsidiary of WPSAM Europe, for which the pound sterling and the euro, respectively, are the functional currencies.
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
Investments in Unconsolidated Affiliates
The Company includes its investments in the common stock of investees in which it owns between 20-50% in the caption “Investments in Unconsolidated Affiliates” and accounts for such investments under the equity method of accounting.
Investments, Trading and Available for Sale
Investments in equity and municipal securities have been classified as either “trading” or “available for sale” in accordance with Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and, as such, are recorded at quoted market values.

Transactions are recorded on a trade date basis. For the years ended December 31, 2007 and 2006, unrealized gains and losses on investments classified as trading in the amounts of $(336,465) and $1,608,387 are recorded as profit or loss whereas unrealized gains and losses on investments classified as available for sale are recorded in accumulated other comprehensive income within shareholders’ equity.
Furniture, Equipment, Software, Leasehold Improvements and Investment in Aircraft
Furniture, equipment, software, leasehold improvements and investment in aircraft are stated at cost less accumulated depreciation and amortization. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated life of the improvements. The aircraft was depreciated using an accelerated method over seven years.
Fees and Fees Paid Out
Fees for the management of clients’ accounts are based on terms stated in client contracts and are based upon a percentage of assets under management determined as of the last day of the prior quarter as specified in the contracts. Fees are recognized in the period in which they are earned. Under certain client contracts, the Company is entitled to receive performance fees when the return on assets under management exceeds specified benchmark returns or other performance targets. Performance fees are recorded as of the date on which the performance period ends.
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
Income Taxes
The Company uses the asset and liability method required by Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”), to record income taxes. SFAS 109 states that “deferred tax assets and liabilities are recognized principally for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts”. A valuation allowance is established to reduce deferred tax assets to amounts that are expected to be realized.
The Company may be subject to challenges from tax authorities regarding the amount of taxes due. These challenges may include questions regarding the amount of deductions and the allocation of income in the jurisdictions where the Company conducts business. In evaluating the potential exposure associated with various tax positions, the Company records reserves for such potential exposures. Based on management’s evaluation of the Company’s tax position, it is believed that the amounts related to these potential tax exposures are appropriately accrued as accrued expenses and other liabilities. To the extent the Company were to prevail in matters for which such accruals have been established or be required to pay amounts in excess of the aforementioned reserves, the Company’s effective tax rate in a given financial statement period may be impacted.
On January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN No. 48”), “Accounting for Uncertainty in Income Taxes — an Interpretation of SFAS No. 109”. FIN No. 48 requires that the Company determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.

Foreign Currency Translation
The Company accounts for foreign currency translation in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation”. Assets and liabilities are translated at the exchange rate in effect at year-end, and revenue and expenses are translated at the average rates of exchange prevailing during the year. Gains or losses resulting from foreign currency transactions are included in net income. The U.S. dollar effect that arises from translating the net assets of WPS Europe and WPSAM Europe N.V. is recorded in “accumulated other comprehensive income”, a separate component of shareholders’ equity.
Intangible Assets and Goodwill
Intangible assets arising from the Company’s business acquisitions (see Note 2) are amortized on a straight-line basis over periods of five to 20 years. The carrying value of the intangibles acquired is reviewed for impairment annually or whenever events or changes in circumstances indicate that they may not be recoverable based upon expectations of future undiscounted cash flows over their remaining lives. Where the undiscounted cash flow is less than the carrying amount of the asset, an impairment loss will be recognized. The loss will be the difference between the fair value of the asset and the carrying value of the asset.
Goodwill from the Company’s acquisition of TPR (see Note 2) is accounted for pursuant to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“SFAS No. 142”). In accordance with SFAS No. 142, goodwill is not amortized but is tested annually for impairment.
Earnings Per Share
Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, unvested options, vested unexercised options and potentially issuable common shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects, in years with net income, the impact of unvested shares issued to employees of the Company or its affiliates and the dilutive effect of unvested options, vested unexercised options issued to employees of the Company or its affiliates and potentially issuable common shares, using the treasury stock method.
Share-Based Compensation
On January 1, 2005, the Company began to account for share-based employee compensation in accordance with the method prescribed by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include share options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans (see Notes 12 and 13).
Business Segments
The Company operates predominantly in one business segment, the investment advisory and asset management industry.
Reclassification of Comparative Financial Statements
Certain prior year amounts have been reclassified to conform with current year presentation.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157 (“SFAS No. 157”), “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of their financial instruments according to a fair value hierarchy. SFAS No. 157 is effective as of the first interim period that begins after November 15, 2007. Accordingly, on January 1, 2008, the Company will adopt the provisions of SFAS No. 157. Management does not expect the adoption to have a material impact on the financial statements.
NOTE 4: EARNINGS PER SHARE

	2007	2006	2005
Basic Earnings Per Share:
Net income/(loss)	$(31,401,236)	$37,475,443	$40,052,684

Weighted average basic shares outstanding	46,116,999	45,816,561	45,639,687

Net income/(loss) per share	$(0.68)	$0.82	$0.88

Diluted Earnings Per Share:
Net income/(loss)	$(31,401,236)	$37,475,443	$40,052,684

Weighted average basic shares outstanding	46,116,999	45,816,561	45,639,687
Add: Unvested shares, unvested options, vested unexercised options and dilutive potentially issuable common shares	—	49,903	311,859

Weighted average diluted shares outstanding	46,116,999	45,866,464	45,951,546

Net income/(loss) per share	$(0.68)	$0.82	$0.87

Basic earnings per share is computed by dividing the net income applicable to common shares outstanding by the weighted average number of shares outstanding, excluding unvested shares issued to employees of the Company or its affiliates, unvested options, vested unexercised options and potentially issuable common shares. Diluted earnings per share is computed using the same method as basic earnings per share, but also reflects, in years with net income, the impact of unvested shares issued to employees of the Company or its affiliates and the dilutive effect of unvested options, vested unexercised options issued to employees of the Company or its affiliates and potentially issuable common shares, using the treasury stock method. For the year ended December 31, 2007, there were a total of 21,215 shares that were not included in the total weighted average diluted shares outstanding due to their anti-dilutive nature.
On December 31, 2007, 2006 and 2005, respectively, 51,022,066, 47,569,278 and 46,837,855 shares were issued and outstanding. The shareholders of record are entitled to full voting rights (see Note 14) and dividends on these shares; 4,770,208, 1,812,874 and 1,052,330 of these shares were unvested and held by the Company’s or affiliates’ employees on December 31, 2007, 2006 and 2005, respectively.

NOTE 5: COMPREHENSIVE INCOME
The following table details the components of comprehensive income as described in Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income”.

	2007	2006	2005
Net income/(loss)	$(31,401,236)	$37,475,443	$40,052,684
Other comprehensive income/(loss), net of tax:
Reclassification adjustment for unrealized gains/(losses) on available for sale securities included in interest and other	—	76,390	83,580
Unrealized gains/(losses) on available for sale securities	3,250	(28,628)	(53,690)
Foreign currency translation adjustment	49,588	636,389	(584,592)

Comprehensive income/(loss)	$(31,348,398)	$38,159,594	$39,497,982

NOTE 6: INVESTMENTS IN UNCONSOLIDATED AFFILIATES
Investments in unconsolidated affiliates include the following:

	2007	2006	2005
Investment in Bowen Asia Limited	$2,231,383	$2,305,501	$2,336,107
Investment in Stewart Bowen Japan Ltd.	115,791	107,035	99,871
Investment in Kirk Management Ltd.	1,597,162	1,491,682	1,393,413

Total	$3,944,336	$3,904,218	$3,829,391

At December 31, 2007, the Company owned approximately 35% of Bowen Asia Limited (“Bowen”).
The Company owns a 40% interest in Kirk Management Ltd., a real estate joint venture incorporated in Bermuda. Kirk Management Ltd. owns Trinity Hall, a building located in Hamilton, Bermuda, which is leased by the Company from the joint venture and serves as the Company’s headquarters.
The Company owns a 50% interest in Stewart Bowen Japan Ltd. (“SBJL”), a joint venture incorporated in the British Virgin Islands. W. P. Stewart Japan K.K., a wholly-owned subsidiary of SBJL, is located in Tokyo, Japan and provides client servicing and asset gathering activities. Bowen owns the remaining 50% interest in SBJL.
NOTE 7: RELATED PARTY TRANSACTIONS
Research and administrative expenses include travel expenses of $560,536, $738,731 and $1,758,497 for the years ended December 31, 2007, 2006 and 2005, respectively, which were paid to Shamrock Aviation, Inc. (“Shamrock”), a company owned by principal shareholders of the Company.

The Company has entered into agreements pursuant to which, either Shamrock or an entity affiliated with Shamrock, has agreed to provide operational and maintenance services at cost for the Challenger aircraft then owned by the Company. These costs, reflected in research and administration expenses, include $1,643,492, $3,087,474 and $3,100,843 for the years ended December 31, 2007, 2006 and 2005, respectively. In July 2007, the Challenger aircraft was sold.
A portion of the office space located in New York is occupied by Stewart family interests. WPSI is reimbursed on a monthly basis for rent and other costs associated with the space, which amounted to $163,888, $181,545 and $172,357 for the years ended December 31, 2007, 2006 and 2005, respectively. These amounts are based upon the actual space utilized in each of those years.
The Company pays solicitation fees in respect of certain accounts and an amount calculated on the basis of a portion of the brokerage commissions paid by certain accounts, as directed by those clients to a beneficial owner of a minority interest in the Company. Such payments amounted to $2,007, $7,867 and $7,382 for the years ended December 31, 2007, 2006 and 2005.
The Company pays Bowen, an unconsolidated affiliate of the Company (see Note 6), the other principal owners of which are an executive officer and a beneficial owner of a minority interest in the Company, fees for solicitation, sub-advisory and research services. Such costs amounted to $649,029, $1,457,152 and $1,722,632 for the years ended December 31, 2007, 2006 and 2005, respectively. The Company receives solicitation fees from Bowen Capital Management (“BCM”), a subsidiary of Bowen, for client referrals to BCM. Total solicitation fees received from BCM for the years ended December 31, 2007, 2006 and 2005 were $1,075, $7,114 and $6,267, respectively.
The Company pays Carl Spängler Kapitalanlageges. m.b.H., fees for solicitation services, which is controlled by Bankhaus Carl Spängler & Co. AG, the Chief Executive Officer of which is one of the Company’s directors. These fees amounted to $137,424, $513,106 and $682,590 for the years ended December 31, 2007, 2006 and 2005, respectively.
The Company paid Appleby and Appleby Corporate Services (formerly Appleby, Spurling & Kempe and A.S. & K. Services Ltd.), of which prior to March 31, 2005 one of the Company’s directors was a senior partner, fees for various legal, corporate administrative and secretarial services. Such fees for services amounted to $23,803 for the year ended December 31, 2005.
Certain directors of the Company serve as directors of funds from which the Company receives investment advisory fees, fund management fees, subscription fees and commissions. Such fees and commissions were $6,584,291, $18,512,887 and $15,245,066 for the years ended December 31, 2007, 2006 and 2005, respectively.
The Company owns a 40% interest in Kirk Management Ltd. (see Note 6), a real estate joint venture incorporated in Bermuda. The remaining 60% interest is owned by The Bank of Bermuda of which, prior to 2004, one of the Company’s directors was the Chief Executive Officer. Such director remains a non-executive director of The Bank of Bermuda and during the period from May 2005 through March 31, 2006 was an executive officer of the Company. Kirk Management Ltd. also owns and leases to the Company its Hamilton, Bermuda headquarters. Included in research and administration expenses is rent expense of $180,000 for each of the years ended December 31, 2007, 2006 and 2005.
Included in receivables from affiliates, net, at December 31, 2007, 2006 and 2005 is a subordinated loan of $212,526 and accrued interest on such loan in the amount of $34,132 due from Kirk Management Ltd. The loan has no fixed repayment date.

Included in receivables from affiliates, net, at December 31, 2007, 2006 and 2005 are the amounts of $364,149, $352,701 and $349,465, respectively, which represent an outstanding receivable from WPS II, Inc. a significant shareholder of the Company. This balance is non-interest bearing and has no fixed repayment date.
WPSAM serves as investment adviser to W.P. Stewart Holdings Fund (“WPSH”) formerly W.P. Stewart Holdings N.V. (“WPSH NV”), our mutual fund listed on Euronext Amsterdam. This fund has a fixed fee of 25 basis points per annum and a 10% performance fee. Included in receivables from affiliates, net, at December 31, 2007, 2006 and 2005, are performance fees receivable in the amounts of $417,494, $9,740,086 and $5,349,750, respectively. In connection with the seat transfer of WPSH NV to Luxembourg on July 1, 2006 and the related resetting of the performance fee to a straight high water mark, although WPSAM did not terminate the investment advisory agreement, the performance fee credit balance at June 30, 2006 in the amount of $2,625,642 was recognized and paid by WPSAM to WPSH. This amount was recorded as a performance fee charge and is included in the consolidated statement of operations for the year ended December 31, 2006.
Included in research and administration expenses for the years ended December 31, 2007, 2006 and 2005 is rent expense in the amount of $212,848, $190,260 and $188,795 which is paid to a company owned by the former principals of WPSAM Europe N. V., one of whom is an executive officer of the Company.
Included in other operating expenses for the years ended December 31, 2007, 2006 and 2005 are contributions in the amounts of $185,000, $325,000 and $507,500 paid to the W.P. Stewart & Co. Foundation, Inc. (the “Foundation”), a private charitable foundation.
NOTE 8: LONG-TERM DEBT
On July 10, 2003, WPS Aviation entered into a 10-year amortizing loan agreement with General Electric Capital Corporation (“GECC”) to continue to finance its obligations under the purchase agreement relating to the purchase of a Challenger aircraft. The purpose of this new agreement was solely to consolidate all prior obligations to GECC and to reduce the fixed interest rates under the previous obligations. This new loan was for the principal sum of $17,278,264 at a floating per annum simple interest rate, as defined in the loan agreement as the contract rate, to be paid in 120 monthly installments and a final installment of $8,608,913 plus any outstanding interest. The contract rate of interest was equal to the sum of (i) two and 25/100 percent (2.25%) per annum plus (ii) a variable per annum interest rate equal to the rate listed for one-month commercial paper (non-financial). The first monthly periodic installment was due and paid on August 10, 2003 with installments due and payable on the same day of each succeeding month. The loan was collateralized by the Challenger aircraft.
In July 2007 the Challenger aircraft was sold and the Company recognized a gain on the sale in the amount of $18,464,963. The outstanding loan balance due to GECC was paid in full from the proceeds of the sale.
Interest expense on long-term debt totaled $673,665, $1,064,517 and $829,777 for the years ended December 31, 2007, 2006 and 2005, respectively.
NOTE 9: COMMITMENTS AND CONTINGENCIES
At December 31, 2007, the Company was contingently liable on three irrevocable standby letters of credit. One letter of credit is in the amount of $1,000,000 in favor of Wachovia Corporate Services Inc. (“Wachovia”) and collateralizes amounts received from the Company’s clients that Wachovia wires daily to the Company’s account at The Bank of Bermuda. The second letter of credit is in the amount of

$200,000, in favor of WPSI’s landlord. The third letter of credit is in the amount of $699,033 in favor of WPS Europe’s landlord. The latter amount is guaranteed by the Company, and is collateralized by a fixed deposit cash account in the same amount, which will remain intact over the term of the lease and, is reflected in other assets at December 31, 2007, 2006 and 2005.
At December 31, 2007, WPS Europe had liquid capital of $2,510,311 that exceeded the expenditure base requirement of $1,551,199 by $959,112.
At December 31, 2007, WPSSL had net capital, as defined, of $3,345,444 that exceeded the required minimum net capital of $100,000 by $3,245,444.
WPSSL conducts business with a clearing broker on behalf of its customers subject to a clearing agreement. WPSSL earns commissions as an introducing broker for the transactions of its customers, which are normally settled on a delivery-against-payment basis. Under the clearing agreement, WPSSL has agreed to indemnify the clearing broker for non-performance by any customers introduced by WPSSL. As the right to charge WPSSL has no maximum amount, and applies to all trades executed through the clearing broker, WPSSL believes there is no maximum amount assignable to this right. At December 31, 2007, WPSSL has recorded no liability with respect to this right. WPSSL is subject to credit risk to the extent that the clearing broker may be unable to repay amounts owed.
With effect from January 31, 2007, under the clearing agreement, if WPSSL wishes to terminate such agreement prior to the end of the first three years of the agreement, and WPSSL provides less than the 12 months’ notice that the agreement requires, WPSSL would be liable to the clearing broker for the average monthly revenue derived by the clearing broker from WPSSL during the last 12 month period times the shortfall between the termination date and the 12 month required notification period.
Also, in the event of termination prior to the end of the first three years of the clearing agreement, WPSSL would be liable for repayment of a forgivable loan in the amount of $500,000 plus accrued interest that was made by the clearing broker to WPSSL under the clearing agreement, as well as all costs and expenses of terminating the clearing agreement. The total amount of $536,681 which includes accrued interest in the amount of $36,681 is included in vendor payables at December 31, 2007.
WPSAM serves as investment adviser to W.P. Stewart Holdings Fund (“WPSH”) formerly W.P. Stewart Holdings N.V. (“WPSH NV”), our mutual fund listed on Euronext Amsterdam. This fund pays WPSAM a fixed fee of 25 basis points per annum and a 10% performance fee.
Through June 30, 2006, the performance fee was calculated as 10% of the change in WPSH NV’s net asset value per share from valuation date to valuation date, multiplied by the number of shares outstanding as of the earlier of the two dates. However, if the calculation were to produce a negative figure, that amount would be treated as a credit against future performance fees. If the advisory agreement were to be terminated by the investment adviser, the remaining negative balance, if any, would have to be paid back to WPSH NV by the investment adviser.
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
Effective July 1, 2006, as per the terms of the investment advisory agreement, the performance fee is payable annually in arrears and is equal to 10% of the increase, if any, in the net asset value per share as compared to December 31 of the previous year. The performance fee is calculated on each valuation day by first calculating the net asset value per share prior to the performance fee accrual for that day (the “base net asset value per share”), and then allocating 10% of the increase (or decrease) in the base net asset value per share compared to the higher of (i) the net asset value per share (after accrual of performance fee) on the preceding valuation day or (ii) the highest net asset value per share previously attained as at any prior December 31st, multiplied by the number of shares outstanding on the current valuation day. If on any valuation day the net asset value per share shall fall below the high water mark, then no performance fee shall be accrued until such time as the net asset value per share exceeds the high water mark. Included in receivables from affiliates, net, at December 31, 2007 is a performance fee receivable in the amount of $417,494.
In December 2007, the Company engaged Merrill Lynch & Co. (“Merrill Lynch”) as financial advisor to the Company in connection with a potential strategic investment in, or sale of, the Company. In accordance with the scope and terms of the engagement letter, the Company has agreed to pay the following fee to Merrill Lynch for its financial services in respect of a Sale Transaction, which is defined as any transaction or series of transactions in which one or more purchasers acquire directly or indirectly at least 20% of any of the stock, assets, revenue, income or business of the Company or otherwise gains control of the Company including any combination of the businesses regardless of the structure or form of the transaction. If during the period Merrill Lynch is retained by the Company or within one year thereafter (the “Tail Period”), a Sale Transaction is consummated or the Company enters into an agreement regarding a Sale Transaction (which is subsequently consummated) with a party on a pre-disclosed list of potential purchasers there will be a fee of $2,000,000, payable in cash upon the closing of the Sale Transaction. Alternatively, if during the period Merrill Lynch is retained by the Company or within the Tail Period, a Sale Transaction is consummated or the Company enters into an agreement regarding a Sale Transaction (which is subsequently consummated) with any purchaser other than those potential purchasers which have been pre-disclosed by the Company, there will be a fee of $2,500,000, payable in cash upon the closing of the Sale Transaction. If the Sale Transaction occurs during the Tail Period, then the Company is only obligated to pay such fee to Merrill Lynch if the purchaser is a party that was introduced to the Company by Merrill Lynch.
The Company has committed to make future issuances of 990,000 common shares as non-cash incentive employee compensation. The commitments made by the Company to issue such shares are conditioned upon the satisfaction of certain individual employee performance conditions relating to Company profitability, investment performance or both. Any shares that may be issued by the Company in the future in satisfaction of those commitments will be restricted shares. When issued, these restricted shares will remain subject to vesting requirements over time, with limited exceptions permitting accelerated or immediate vesting. The dilutive effect of these potentially issuable common shares is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”).
The Company is involved in a legal action with a vendor arising in the ordinary course of business. Management believes, based on currently available information, that the results of such proceedings will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.
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

Pursuant to the terms of the purchase agreements, during the year ended December 31, 2007, 6,489 unvested common shares of former employees were repurchased and their installment notes totaling $87,256 were abated.
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
All the common shares described above are subject to vesting provisions.
Future minimum payments expected to be received on notes receivable for common shares as of December 31, 2007 are as follows:

2008	$238,076
2009	46,413
2010	4,617
2011	6,788

$295,894

Interest income on all such notes was $30,574, $79,656 and $192,678 for the years ended December 31, 2007, 2006 and 2005, respectively.
NOTE 11: 2001 EMPLOYEE EQUITY INCENTIVE PLAN
The W.P. Stewart & Co., Ltd. 2001 Employee Equity Incentive Plan, as amended (the “Plan”) provided for awards of common shares of the Company, to be granted to eligible employees of the Company and its affiliates in the form of restricted common shares and/or options. The exercise price of the options is equal to the market value of the Company’s shares on the date of the grant. All awards that vest are exercisable in equal annual amounts on each of the first seven anniversaries of the grant dates. The dilutive effect of unvested options and vested unexercised options is included in the weighted average diluted shares outstanding in accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share” (“SFAS No. 128”).
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
In 2007, pursuant to the terms of the Plan, 60,972 and 162,095 unexercised options granted in 2001 and 2002, respectively, were forfeited by former employees of the Company. Additionally, in 2007, 59,073 and 30,193 vested options granted in 2001 and 2002, respectively, expired.

In 2006, pursuant to the terms of the Plan, 128,568 and 9,285 unexercised options granted in 2001 and 2002, respectively, were forfeited by former employees of the Company. Additionally, in 2006, 74,465 and 64,030 vested options granted in 2001 and 2002, respectively, expired.
During 2005, pursuant to the terms of the Plan, 28,273 and 30,903 vested employee share options granted in 2001 and 2002, respectively, were exercised for an aggregate amount of $1,109,225. Additionally in 2005, 714 vested employee share options granted in 2002 were exercised for an installment note in the amount of $11,838. The installment note bore interest at 8.5% per annum, was for a period of two years and was collateralized by the shares issued.
In 2005, pursuant to the terms of the Plan, 106,957 unexercised options granted in 2001 were forfeited by former employees of the Company. Additionally, in 2005, 98,614 and 43,714 vested options granted in 2001 and 2002, respectively, expired.
NOTE 12: SHARE OPTIONS
On January 1, 2003, the Company began to account for share-based employee compensation in accordance with the fair value method prescribed by SFAS No. 123, as amended by SFAS No. 148, using the prospective adoption method. Under this method of adoption, compensation expense is recognized based on the fair value of the share options granted in 2003 and future years over the related vesting periods. The amount of share-based compensation recognized under SFAS No. 123 for the years ended December 31, 2007, 2006 and 2005 for share options granted in 2003, was $475, $530 and $4,470, respectively. During 2007, 8,036 unexercised options granted in 2003 were forfeited by former employees of the Company and 1,285 vested options granted in 2003 expired. During 2006, 40,178 unexercised options granted in 2003 were forfeited by former employees of the Company and 9,322 vested options granted in 2003 expired. There were no share options granted for the years ended December 31, 2007, 2006 and 2005.
The options outstanding as of December 31, 2007, 2006 and 2005 for grants awarded during the year ended December 31, 2003, are set forth below:

			Weighted Average
			Remaining
			Contractual Life	Weighted Average
December 31,	Exercise Price	Options Outstanding	(Years)	Exercise Price

2007	$20.20	6,429	4	$20.20

2006	$20.20	15,750	5	$20.20

2005	$20.20	65,250	5	$20.20

On January 1, 2005, the Company began to account for share-based employee compensation in accordance with the method prescribed by Statement of Financial Accounting Standards No. 123 (Revised 2004), “Share-Based Payment” (“SFAS No. 123R”). SFAS No. 123R requires that compensation cost related to share-based payment transactions be recognized in the financial statements. Share-based payment transactions within the scope of SFAS No. 123R include share options, restricted share awards, certain performance-based awards, share appreciation rights, and employee share purchase plans.

The following range assumptions were applied in determining the effect on compensation expense upon adoption of SFAS No. 123R for the years ended December 31, 2007, 2006 and 2005:

	2007	2006	2005

Expected Life	1 to 7 years	1 to 7 years	1 to 7 years
Risk free interest rate	4.22% - 4.42%	5.09% - 5.33%	4.84% - 4.89%
Dividend yield	—	4.22% - 7.24%	4.22% - 7.24%
Volatility	25% - 41%	25% - 41%	12.87%
The options outstanding as of December 31, 2007, 2006 and 2005 for grants made prior to January 1, 2003 are set forth below:

			Weighted Average
			Remaining
			Contractual Life	Weighted Average
December 31,	Exercise Prices	Options Outstanding	(Years)	Exercise Price

2007	$20.80	115,618	1	$20.80
	$16.58 - $28.42	81,990	2	$22.01

		197,608

2006	$20.80	235,663	2	$20.80
	$16.58 - $28.42	274,278	3	$22.01

		509,941

2005	$20.80 - $25.65	438,696	3	$20.92
	$16.58 - $28.42	347,593	4	$21.93

		786,289

Options exercisable at December 31, 2007, 2006 and 2005 were 90,406, 157,738 and 189,997 respectively.
NOTE 13: RESTRICTED SHARES
During 2007, 10,000 restricted shares were granted to certain non-employee directors of the Company and 3,919,000 restricted shares were granted as employee non-cash compensation. In addition, during 2007, 212,792 restricted shares were forfeited by former employees of the Company. Non-cash compensation of $79,105 relating to the forfeited shares that had been charged to compensation expense prior to January 1, 2007 was reversed, and dividends of $310,502 paid on those forfeited shares prior to January 1, 2007, was charged to compensation expense.
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

These shares are subject to vesting schedules and resale restrictions set forth in the associated Restricted Share Agreements. Unearned compensation equivalent to the market value of the shares at the date of grant was charged to shareholder’s equity as of that date and is being amortized over the one through five year vesting periods as specified in the terms of the individual Restricted Share Agreements. Unearned compensation charged to additional paid-in capital, a component of shareholder’s equity at December 31, 2007, 2006 and 2005 was $44,901,600, $20,480,649 and $15,113,352, respectively. Compensation expense resulting from the amortization of the unearned compensation for the years ended December 31, 2007, 2006 and 2005 was $17,841,432, $7,939,734 and $3,341,205, respectively.
NOTE 14: SHAREHOLDERS’ VOTING RIGHTS
The Company’s Bye-Laws limit the voting power of natural persons to 5%, and the voting power of other entities, “groups” (as defined in the U.S. Securities Exchange Act of 1934) and persons other than natural persons (legal persons) to 9.5%, of the votes attributable to the outstanding shares of the Company, regardless of how many of our shares (including common shares) they own or control. This restriction does not apply to parties who were shareholders immediately before our initial public offering, including WPS II, Inc. and certain individuals designated by the Company’s Board of Directors who are currently affiliated with the Company. Votes that could have been cast by shareholders but for these voting restrictions are allocated to the other holders of the common shares pro-rata based on the number of shares they hold, except that no shareholder subject to the restrictions may receive an allocation to the extent that it would result in the shareholder holding more than 5% (for natural persons) or 9.5% (for legal persons, entities or groups) of the total voting power. The Company’s Board of Directors may approve the exemption of other persons or groups from this restriction.
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
Income from the Company’s operations in the United States and from U.S. subsidiaries of the Company is subject to income taxes imposed by U.S. authorities. In addition, the Company’s non-U.S. subsidiaries are subject to income taxes imposed by the jurisdictions in which those subsidiaries conduct business.
Deferred taxes arise as a result of temporary timing differences between book and tax deductions related to compensation expense for restricted share grants and unrealized gains and losses which are not taxable until realized.
At December 31, 2007, the Company had approximately $2,748,500 of deferred tax assets related to compensation expense for restricted share grants. A valuation allowance of approximately $1,715,500 has been established related to these deferred tax assets. At December 31, 2007, the Company had no pool of windfall tax benefits.
At December 31, 2007, WPS Europe had approximately $28 million of unused tax loss carryforwards in the United Kingdom, which may be used to offset future taxable income in the United Kingdom. A valuation allowance for 100% of the deferred income tax assets relating to these tax loss carryforwards has been established. Realization of the net deferred tax assets is dependent on generating sufficient taxable income prior to their expiration. The Company believes it is more likely than not that these income tax benefits will not be realized.
The Company’s effective tax rate is driven by the tax jurisdictions in which it conducts business and to the extent the jurisdictions in which it conducts activities changes, the effective tax rate will change accordingly.
The provision for income taxes detailed below represents the Company’s estimate of taxes on income applicable to all jurisdictions and is calculated at rates equal to the statutory income tax rate in each jurisdiction.
The income tax provision/(benefit), for the years ended December 31, 2007, 2006 and 2005 is as follows:

	2007	2006	2005

Current taxes:
U.S.:
Federal	$5,122,280	$3,460,837	$5,240,844
State and local	3,015,962	2,125,293	1,784,499

	8,138,242	5,586,130	7,025,343
Other:	23,311	(193,175)	13,239

	8,161,553	5,392,955	7,038,582

Deferred taxes:
U.S.:
Federal	(850,500)	360,000	—
State and local	(515,000)	277,500	—

	(1,365,500)	637,500	—

Net tax expense	$6,796,053	$6,030,455	$7,038,582

The Company adopted FIN 48 on January 1, 2007. This interpretation clarifies the criteria that must be met prior to recognition of the financial statement benefit, in accordance with SFAS No. 109, of a position taken in a tax return. As of adoption, the Company had gross unrecognized tax benefits of $4,900,000 and there was no adjustment required to the January 1, 2007 beginning retained earnings. For the year ended December 31, 2007, the Company had gross unrecognized tax benefits of $4,900,000 which is included in accrued expenses and other liabilities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits in other operating expenses. The total balance of gross unrecognized tax benefits of $4,900,000, if recognized, would affect the Company’s effective income tax rate in future periods.
The Company and its subsidiaries are predominantly subject to examination by the U.S. Internal Revenue Service (“IRS”), New York State and New York City. Currently, the Company is undergoing a New York City desk audit for the tax years ended December 31, 2003 and 2004. In 2007, the IRS concluded an examination for the tax year ended December 31, 2005 of one of the Company’s U.S. subsidiaries. The earliest tax year open for examination by the IRS, New York State and New York City is 2001.
The Company does not expect unrecognized tax benefits to change significantly during the twelve months subsequent to December 31, 2007.

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
Total employer contributions amounted to $1,801,333, $1,838,138 and $1,785,038 for the years ended December 31, 2007, 2006 and 2005, respectively. Participants are immediately vested in their account balances.
NOTE 17: LEASE COMMITMENTS
The Company has several lease agreements in various locations including Bermuda, New York, Maine, London, Curaçao and The Netherlands. The lease agreements are for various periods through December 31, 2021. The leases are subject to escalation charges based on increases in real estate taxes and maintenance costs.
Future minimum rental commitments under non-cancellable operating leases in effect as of December 31, 2007 were as follows:

2008	$2,553,985
2009	3,446,415
2010	3,415,847
2011	3,620,401
2012	3,376,336
Thereafter (through 2021)	16,002,126

$32,415,110

Total rent expense for all operating leases was $3,083,056, $3,155,645 and $3,077,906 for the years ended December 31, 2007, 2006 and 2005, respectively.
Included in the table above is an annual amount of $180,000 and an aggregate 14-year total commitment amount of $2,430,000 payable to Kirk Management Ltd., a 40% unconsolidated affiliate of the Company, which owns Trinity Hall, the Company’s headquarters in Hamilton, Bermuda. In addition, included in the table above is a three-year commitment amount of approximately $675,000 payable to a company owned by the former principals of TPR.
NOTE 18: GEOGRAPHIC AREA DATA
The Company’s primary business is the provision of investment advisory services to clients located throughout the world, in primarily two geographic areas, as follows:

	Fee Revenue
	2007	2006	2005

U.S.	$48,196,778	$71,397,432	$76,498,570
Non-U.S.	16,125,603	36,405,030	36,699,263

Total	$64,322,381	$107,802,462	$113,197,833

NOTE 19: SUBSEQUENT EVENTS
Through May 31, 2008, 670,500 restricted shares were forfeited by former employees of the Company and commitments for future issuances of 225,000 common shares were forfeited upon the employees’ separation from the Company.
Through May 31, 2008, the Company entered into separation agreements with employees whose employment with the Company terminated in the period. Per the terms of those agreements, the Company incurred one-time non-recurring severance expenses of approximately $840,000.
During the first quarter of 2008, the Company experienced net outflows of assets under management of approximately $1.0 billion and during April and May 2008 experienced additional net outflows of assets under management of approximately $163 million.
On May 20, 2008, the Company entered into an Investment Agreement with Arrow Masters LP, Arrow Partners LP and Arrow Offshore, Ltd., three investment funds managed by Arrow Capital Management LLC, (collectively, “Arrow”). The Investment Agreement provides for the issuance by the Company to Arrow of 5,010,000 common shares at a purchase price of $1.60 per share. The Investment Agreement further provides for the making of a tender offer by Arrow for up to 19,902,000 outstanding common shares at $1.60 per share. The Investment Agreement also provides, among other things, that Arrow will have the right to purchase from the Company, at their option, an additional 2,430,000 common shares in the event that fewer than 8,830,000 shares are purchased by Arrow in the tender offer. In connection with the tender offer, Arrow has been granted a waiver allowing the Arrow funds as a group to vote up to 24% of the Company’s voting power in the event their ownership is at or above such level; provided, however, none of the funds may individually exercise in excess of 9.5% of the voting power of the Company (see Note 14). Any common shares to be issued by the Company in accordance with the Investment Agreement are to be purchased on the second business day following the expiration of the tender offer. The tender offer commenced on May 28, 2008 and is scheduled to expire on July 9, 2008, subject to Arrow’s right to extend the tender offer.

SIGNATURES
     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

W.P. STEWART & CO., LTD.
By:	/s/ Rocco Macri
	Name:	Rocco Macri
	Title:	Managing Director — Chief Operating Officer

Date: June 30, 2008

INDEX TO EXHIBITS

Number	Exhibit
8.1	Subsidiaries of the Registrant

12.1	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

12.2	Certification pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

13.1	Certification pursuant to Rule 13a-14(b) and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification pursuant to Rule 13a-14(b) and 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers LLP